As filed with the U.S. Securities and Exchange Commission on May 5, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Howard Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6022	20-3735949
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6011 University Boulevard

Suite 370

Ellicott City, Maryland 21043

(410) 750-0020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mary Ann Scully

President and Chief Executive Officer

6011 University Boulevard

Suite 370

Ellicott City, Maryland 21043

(410) 750-0020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Frank C. Bonaventure, Esq. Ober, Kaler, Grimes & Shriver, a Professional Corporation 100 Light Street Baltimore, Maryland 21202 (410) 685-1120	Philip P. Phillips President and Chief Executive Officer Patapsco Bancorp, Inc. 1301 Merritt Boulevard Dundalk, Maryland 21222 (410) 285-1010	Joel E. Rappoport, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005-2018 (202) 508-5800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non–accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, par value $0.01 per share	893,577	(1)	N/A	$7,399,526.90	(2)	$859.83

(1)	Based on the maximum number of shares of Howard Bancorp, Inc. common stock to be issuable upon the completion of the merger described herein. In accordance with Rule 416 under the Securities Act of 1933, this Registration Statement shall also register any additional shares of the Registrant’s common stock that may become issuable pursuant to dilution resulting from stock splits, stock dividends, and similar transactions.
(2)	Computed in accordance with Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on (A) the average of the high and low prices of Patapsco Bancorp, Inc. common stock on April 30, 2015 ($4.765) as reported on the Over-the-Counter Bulletin Board and (B) 1,974,843, the estimated maximum number of shares of Patapsco Bancorp, Inc. common stock to be received by Howard Bancorp, Inc. in the merger, less $2,010,600 (the amount of cash expected to be paid by Howard Bancorp, Inc. in the merger).

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 5, 2015

HOWARD BANCORP, INC.	PATAPSCO BANCORP, INC.

Joint Proxy Statement/Prospectus

Merger Proposal – Your Vote is Very Important

The boards of directors of Howard Bancorp, Inc. and Patapsco Bancorp, Inc. have agreed to a strategic combination of the two companies under the terms of an Agreement and Plan of Merger, dated as of March 2, 2015. Under the terms of the merger agreement, Patapsco will be merged with and into Howard, with Howard surviving the merger.

If the merger is completed, Patapsco stockholders will have the right to receive for each share of Patapsco common stock they own, at their election, (i) $5.09 in cash or (ii) a fraction of a share (the “exchange ratio”) of Howard common stock determined by dividing (y) $5.09 by (z) the 20 trading day average closing price of the Howard common stock on the date that is five business days prior to the closing of the merger (the “Average Price”), provided that if the Average Price is $9.00 or less the exchange ratio will be fixed at 0.5656 and if the Average Price is $16.80 or more the exchange ratio will be fixed at 0.3030. Patapsco stockholders may also elect to receive a combination of cash and Howard common stock. All such elections are subject to adjustment pursuant to the allocation and proration provisions described in this joint proxy statement/prospectus whereby 80% of the shares of Patapsco common stock outstanding as of the effective time of the merger (approximately 1,579,874 shares) will be exchanged for shares of Howard common stock and 20% of the outstanding shares (approximately 394,969 shares) of Patapsco common stock will be exchanged for cash (subject to the right of Howard to adjust these percentages as long as at least 50% of the outstanding shares of Patapsco are exchanged for shares of Howard common stock), as further described in the attached joint proxy statement/prospectus. Cash will be paid in lieu of any fractional shares. If the merger is completed Howard will issue between 478,702 and 893,577 shares of common stock and pay approximately $2,010,600 in cash in exchange for the outstanding shares of common stock of Patapsco upon consummation of the merger, or an aggregate of approximately $10,051,000 - $10,053,000 in cash and stock.

In addition, Howard will retire the outstanding shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and Series B Fixed Rate Cumulative Perpetual Preferred Stock issued by Patapsco to the United States Department of the Treasury (“Treasury”) by either purchasing such shares from Treasury prior to the closing of the merger or by converting each such share into the right to receive one share of preferred stock of Howard with rights, powers and preferences that are not materially less favorable than the rights, powers and preferences of the Series A Perpetual Preferred Stock and the Series B Perpetual Preferred Stock. Subsequent to the closing of the merger and with regulatory approval, Howard intends to repurchase any such shares of Howard preferred stock. Finally, unless Patapsco obtains a waiver of any event of default under the applicable trust preferred security agreements caused by Patapsco Statutory Trust I’s failure to make payment of amounts due and payable on the trust preferred securities and allowing continued deferral of dividends on the trust preferred securities until the effective time of the merger, Howard is obligated under the merger agreement to purchase from Patapsco a sufficient number of shares of preferred stock at $1,000 per share to allow Patapsco to bring current the payment of deferred interest through June 15, 2015 on Patapsco’s subordinated debentures issued to Patapsco Statutory Trust I and Patapsco will use the proceeds from the sale of the preferred stock, which we refer to as the additional Patapsco preferred stock issuance, to bring current interest on such subordinated debentures. After the merger, Howard will assume responsibility for payment of principal and interest on the debentures.

After the merger, Howard stockholders will continue to own their existing shares of Howard common stock.  Howard common stock is traded on the NASDAQ Capital Market under the symbol “HBMD.”

Stockholders of Howard will be asked to vote on the approval of Howard’s issuance of the shares of Howard common stock to be issued in the merger at the Howard special meeting. Stockholders of Patapsco will be asked to vote on the approval of the merger agreement and the merger at the annual meeting of stockholders of Patapsco. We cannot complete the merger unless we obtain the required approval of the stockholders of each of Howard and Patapsco.  Howard’s issuance of its shares of common stock to be issued in the merger must be approved by the affirmative vote of holders of a majority of the shares of common stock cast at the Howard special meeting and the merger agreement and the merger must be approved by the holders of two-thirds of the outstanding shares of common stock of Patapsco.

The Board of Directors of Howard Bancorp, Inc. recommends that you vote “FOR” approval of the issuance of the shares of Howard common stock in the merger and the Board of Directors of Patapsco Bancorp, Inc. recommends that you vote “FOR” approval of the merger agreement and the merger.

You should read this joint proxy statement/prospectus and all annexes carefully. Before making a decision on how to vote, you should consider the “Risk Factors” discussion beginning on page 17 of this joint proxy statement/prospectus.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities offered through this joint proxy statement/prospectus are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This joint proxy statement/prospectus is dated ________ __, 2015 and is first being mailed to Howard Bancorp, Inc. stockholders and Patapsco Bancorp, Inc. stockholders on or about ________ __, 2015.

6011 UNIVERSITY BOULEVARD, SUITE 370

ELLICOTT CITY, MARYLAND 21043

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ___________, ___ __, 2015, AT ______

At the

Corporate Offices of Howard Bancorp, Inc.

6011 University Boulevard, Suite 370

Ellicott City, MD 21043

A Special Meeting of Stockholders of Howard Bancorp, Inc., a Maryland corporation, will be held on ____________, at ______ (local time), at the corporate offices of Howard Bancorp, Inc. located at 6011 University Boulevard, Suite 370, Maryland 21043 for the purpose of considering and voting upon the following:

1.	A proposal to approve the issuance by Howard Bancorp, Inc. of the shares of Howard Bancorp, Inc. common stock to be issued to the stockholders of Patapsco Bancorp, Inc. in the merger of Patapsco Bancorp, Inc. into Howard Bancorp, Inc., with Howard Bancorp, Inc. as the surviving entity, pursuant to that Agreement and Plan of Merger dated as of March 2, 2015, by and between Howard Bancorp, Inc. and Patapsco Bancorp, Inc., as the agreement may be amended from time to time, as more fully described in the accompanying joint proxy statement/prospectus.

2.	A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the stockholders at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

3.	To act upon any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on ___________ will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the special meeting, we urge you to return the enclosed proxy form in order to indicate your vote as soon as possible. To complete the merger, the issuance of the shares of Howard Bancorp, Inc. common stock in the merger must be approved by the holders of a majority of shares of common stock of Howard Bancorp, Inc. voted on the matter at the special meeting. Abstentions will count as a vote against this proposal, however, the failure to vote and shares that you have not authorized your broker to vote (or “broker non-votes”) will not count as votes cast and therefore, assuming a quorum is present at the meeting, will have no effect on the outcome of the vote to approve the issuance of the shares to be issued in the merger. Whether or not you intend to attend the special meeting, please vote as promptly as possible by signing, dating and mailing the proxy card, by telephone by calling 1-800-951-2405 and following the voice mail prompts or over the Internet by following the instructions at www.investorvote.com/HBMD. You will need information from your proxy card or electronic delivery notice to submit your proxy.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person. You may revoke your proxy at any time prior to or at the meeting by written notice to Howard Bancorp, Inc., by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

The joint proxy statement/prospectus that accompanies this notice provides you with detailed information about the proposed merger and the other matters to be voted on at the special meeting. It also contains information about Howard Bancorp, Inc. and Patapsco Bancorp, Inc. and related matters. We urge you to read the joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 17 for a discussion of the risks you should consider in evaluating the proposed merger.

You are cordially invited to attend the meeting in person.

By Order of the Board of Directors,
/s/ Charles E. Schwabe
Charles E. Schwabe, Secretary

Ellicott City, Maryland

__________ __, 2015

PATAPSCO BANCORP, INC.

1301 Merritt Boulevard

Dundalk, Maryland 21222

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON ___________ AT ________

The Annual Meeting of Stockholders of Patapsco Bancorp, Inc., a Maryland corporation, will be held on __________, at _____ (local time), at The Country Club of Maryland located at 1101 Stevenson Lane, Towson, Maryland 21286 for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger dated as of March 2, 2015, by and between Howard Bancorp, Inc. and Patapsco Bancorp, Inc., as the agreement may be amended from time to time, pursuant to which Patapsco Bancorp, Inc. will merge with and into Howard Bancorp, Inc., with Howard Bancorp, Inc. as the surviving entity, and the merger contemplated by the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus.

2.	The election of two directors to serve for a term expiring at the 2017 annual meeting of stockholders.

3.	The ratification of the appointment of TGM Group, LLC as Patapsco Bancorp’s independent registered public accounting firm for the fiscal year ending June 30, 2015.

4.	A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the stockholders at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

5.	To act upon any other matter that may properly come before the annual meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on _________ will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof.

You are cordially invited to attend the annual meeting in person. Whether or not you plan to attend the annual meeting, however, we urge you to return the enclosed proxy card in order to indicate your vote as soon as possible. To complete the merger, the merger agreement and the merger must be approved by the holders of two-thirds of the issued and outstanding shares of common stock of Patapsco Bancorp, Inc. An abstention, a failure to vote and a broker non-vote will have the same effect as a vote against the approval of the merger agreement and the merger. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposal. Whether or not you intend to attend the annual meeting, please vote as promptly as possible by signing, dating and mailing the proxy card, by telephone by calling 1-800-652-VOTE(8683) and following the voice mail prompts or over the Internet by following the instructions at www.investorvote.com/   . You will need information from your proxy card to submit your proxy. If you attend the annual meeting, you may vote in person or by your executed proxy. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by written notice to Patapsco Bancorp, Inc., by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the annual meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

The joint proxy statement/prospectus that accompanies this notice provides you with detailed information about the proposed merger and the other matters to be voted on at the annual meeting. It also contains information about Howard Bancorp, Inc. and Patapsco Bancorp, Inc. and related matters. We urge you to read the entire joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 17 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

By Order of the Board of Directors,

/s/ Philip P. Phillips
Philip P. Phillips, President and Chief Executive Officer

Dundalk, Maryland

_________ __, 2015

i

ii

QUESTIONS AND ANSWERS ABOUT THE STOCKHOLDER MEETINGS

The following are some questions that you, as a stockholder of Howard or Patapsco, may have regarding the merger agreement, the merger and the other matters being considered at the stockholder meetings and the answers to those questions. Howard and Patapsco urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the stockholder meetings. Additional important information is also contained in the annexes to this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Howard and Patapsco have agreed to the merger of Patapsco with and into Howard, which we refer to as the “merger,” pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Each company will hold a meeting of its stockholders for the purpose of voting with respect to the merger and/or the merger agreement and certain related proposals and, in the case of Patapsco, other proposals typically voted on at an annual meeting of stockholders, including the election of directors. This joint proxy statement/prospectus constitutes each company’s proxy statement, and it also constitutes a prospectus covering the shares of Howard common stock that will be issued to stockholders of Patapsco in the merger.

In order to complete the merger, Maryland law requires that the Patapsco stockholders vote to approve the merger. While Maryland law does not require that the stockholders of Howard approve the merger, in accordance with Rule 5635(a) of The NASDAQ Stock Market LLC (“Nasdaq”), Howard is seeking separate approval by its stockholders of the issuance of its shares of common stock to be issued in the merger in accordance with the terms of the merger agreement.

In addition, both Howard and Patapsco stockholders will be asked to vote on a proposal to adjourn their stockholder meetings to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meetings to approve the matters to be considered by the stockholders.

Howard and Patapsco will hold separate meetings of their stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger agreement, the merger and the meetings of the stockholders of Howard and Patapsco, and you should read it carefully. The enclosed voting materials allow you to vote your shares without actually attending your respective stockholder meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the stockholder meetings be held?

A:	The Howard special meeting will be held at its office located at 6011 University Boulevard, Suite 370, Ellicott City, Maryland 21043, on __________, 2015 at ______. The Patapsco annual meeting will be held at The Country Club of Maryland located at 1101 Stevenson Lane, Towson, Maryland 21286, on __________ at _____.

Q:	How do I vote?

A:	Howard. If you are a stockholder of record of Howard as of the record date, you may vote in person by attending the Howard special meeting or by signing and returning the enclosed proxy card in the postage-paid envelope provided. You may also vote by telephone by calling 1-800-951-2405 and following the voice mail prompts or over the Internet by following the instructions at www.investorvote.com/HBMD.

Patapsco. If you are a stockholder of record of Patapsco as of the record date, you may vote in person by attending the Patapsco annual meeting or by signing and returning the enclosed proxy card in the postage-paid envelope provided. You may also vote by telephone by calling 1-800-652-VOTE(8683) and following the voice mail prompts or over the Internet by following the instructions at www.investorvote.com/   .

1

If you hold shares of common stock of Howard or Patapsco in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented and voted at your stockholder meeting.

Q:	What vote is required to approve each proposal?

A:	Howard. The proposal at the Howard special meeting to approve Howard’s issuance of the shares of Howard common stock to be issued in the merger requires the affirmative vote of holders of a majority of the votes cast at the meeting assuming a quorum is present at the meeting.

As of the record date for the Howard special meeting, there were __________ shares of Howard common stock issued and outstanding and entitled to vote, and directors and executive officers of Howard and their affiliates are entitled to vote __.__% of those shares.

Patapsco. The proposal at the Patapsco annual meeting to approve the merger agreement and the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Patapsco common stock entitled to vote on the proposal. Therefore, an abstention, a failure to vote and a broker non-vote will each have the effect of a vote against this proposal.

In voting on the election of directors for Patapsco, you may vote in favor of an individual nominee or withhold your votes as to any of the nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominee receiving the greatest number of votes will be elected. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In voting on the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm for the year ending June 30, 2015, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of TGM Group, LLC, the affirmative vote of a majority of the votes cast at the annual meeting is required. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposal.

As of the record date for the Patapsco annual meeting, there were ___________ shares of Patapsco common stock issued and outstanding and entitled to vote, and directors, executive officers and their affiliates were entitled to vote ____% of such shares. The directors of Patapsco are entitled to vote ___% of the shares of Patapsco common stock that are issued and outstanding and entitled to vote as of the record date, and all have agreed, in writing, to vote their shares of Patapsco common stock in support of the merger agreement and the merger.

Each of the stockholder meetings may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the meeting to approve the proposal. The affirmative vote of the holders of a majority of the shares of common stock cast on the matter at each stockholder meeting is required to adjourn such meeting.

Q:	How do the boards of directors of each of Howard and Patapsco recommend that I vote on the proposals?

A:	The board of directors of Howard recommends that you vote “FOR” approval of the issuance of the shares of Howard common stock to be issued in the merger and “FOR” approval of the proposal to adjourn the special meeting to solicit more proxies, if necessary.

The board of directors of Patapsco recommends that you vote “FOR” the approval of the merger agreement and the merger, “FOR” each of the nominees for director, “FOR” the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm and “FOR” approval of the proposal to adjourn the annual meeting to solicit more proxies, if necessary.

2

Q:	How many votes do I have?

A:	Howard. You are entitled to one vote for each share of Howard common stock that you owned as of the record date.

Patapsco. You are entitled to one vote for each share of Patapsco common stock that you owned as of the record date.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote or fail to instruct your bank, broker or other nominee to vote it will have no effect on the outcome of the proposal to approve the issuance of the shares of common stock to be issued in the merger in the case of Howard, assuming a quorum is present at the Howard special meeting, and will have the same effect as a vote against the proposal to approve the merger agreement and the merger in the case of Patapsco. An abstention will have the same effect as a vote against these proposals.

In the election of directors at the Patapsco annual meeting, votes that are withheld and broker non-votes will have no effect on the outcome of the election. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm at the Patapsco annual meeting, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposal.

Assuming a quorum is present, an abstention, broker non-vote or the failure to vote will have no effect on the proposals to approve the adjournment of the Howard special meeting or the Patapsco annual meeting, if necessary, to solicit additional proxies. For this purpose, a quorum will be present if holders of at least a majority of the outstanding shares of common stock as of the record date are present, in person or by proxy, at the applicable stockholder meeting.

Q:	If my shares are held of record by my broker, bank or other nominee (that is, in street name), will my broker, bank or other nominee automatically vote my shares for me?

A:	Generally not. If you hold your shares in a stock brokerage account, your broker will not vote your shares of Howard or Patapsco common stock unless you provide voting instructions to your broker. If your shares are held by a bank or other nominee, whether your nominee may vote your shares in the absence of instructions from you will depend on your specific arrangement with your nominee record holder, but in the absence of an arrangement granting such record holder discretionary authority to vote, your record holder nominee will not have authority to vote your shares on any matter at the applicable stockholder meeting absent specific voting instructions from you. However, your bank or broker does have discretion to vote any uninstructed shares of Patapsco on the ratification of the appointment of Patapsco’s independent registered public accounting firm. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus. Please note that you may not vote shares held in street name by returning a proxy card directly to Howard or Patapsco or by voting in person at your stockholder meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Howard common stock or Patapsco common stock represented by your proxy will be voted in favor of that proposal.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee to vote?

A:	If you fail to properly submit your proxy card or otherwise vote as instructed on the proxy card, or fail to properly instruct your broker, bank or other nominee to vote your shares of Howard common stock or Patapsco common stock and you do not attend the applicable stockholder meeting and vote your shares in person, your shares will not be voted unless your shares are held of record by a non-broker and you have granted such record holder discretionary authority to vote your shares. If your shares are not voted, this will have the same effect as a vote against the approval of the merger agreement and the merger in the case of Patapsco, but will have no effect on the outcome of the election of directors of Patapsco, the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm or the proposal to adjourn the meeting if necessary to solicit additional proxies. If your Howard shares are not voted it will have no effect on the approval of the issuance of the Howard common stock in the merger or the proposal to adjourn the meeting if necessary to solicit additional proxies.

3

Q:	If I am a stockholder of record, can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your stockholder meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Howard or Secretary of Patapsco, as appropriate, no later than the beginning of the applicable meeting. If your shares are held in street name by your bank, broker or other nominee, you should follow the directions you receive from your bank, broker or other nominee to change your voting instructions, or contact your broker, bank or other nominee if no such instructions are provided.

Q:	Am I entitled to dissenters’ rights or similar rights?

A:	Yes, if you are a Patapsco stockholder. Under Maryland law, Patapsco stockholders may exercise their rights as objecting stockholders to demand the payment of the fair value of their shares of Patapsco common stock in connection with the merger. These rights are occasionally referred to as “dissenters’ rights” in this joint proxy statement/prospectus. The provisions of Maryland law governing dissenters’ rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights. A copy of Sections 3-201 through 3-213 of the Maryland General Corporation Law (“MGCL”) is included with this joint proxy statement/prospectus as Annex D.

If you are a Howard stockholder, you are not entitled to dissenters’ rights in connection with the merger.

Q:	What are the material United States federal income tax consequences of the merger to stockholders?

A:	In general, for United States federal income tax purposes, Patapsco stockholders are not expected to recognize a gain or loss on the exchange of their shares of Patapsco common stock for shares of Howard common stock. Patapsco stockholders that receive only cash in exchange for their shares of Patapsco common stock will recognize gain or loss on the transaction, and Patapsco stockholders that receive a combination of cash and Howard common stock in exchange for their shares of Patapsco common stock will typically recognize gain (but not loss) on the transaction. Patapsco stockholders will have to recognize a gain in connection with cash received in lieu of fractional shares of Howard common stock. Howard stockholders will have no tax consequences as a result of the merger.

Patapsco stockholders are urged to consult their tax advisors for a full understanding of the tax consequences of the merger to them because tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

4

Q:	When do you expect the merger to be completed?

A:	Howard and Patapsco are working to complete the merger as soon as is reasonably practicable, with a target date of October 31, 2015. It is possible that the merger may be completed prior to October 31, 2015 if all of the conditions to closing have been satisfied or waived by the companies. However, the merger is subject to various federal and state regulatory approvals and other conditions, in addition to approval by the stockholders of both companies, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the Howard special meeting and the Patapsco annual meeting and the completion of the merger.

Q:	What do I need to do now?

Carefully read and consider the information contained in this joint proxy statement/prospectus, including its annexes. After you have carefully read these materials, as soon as possible either (i) indicate on the attached proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope (you may also vote by phone or via the Internet as otherwise instructed in this joint proxy statement/prospectus), or (ii) if you hold your shares in street name, follow the voting instructions provided by your bank, broker or other nominee to direct it how to vote your shares, so that your shares may be represented and voted at the Howard special meeting or the Patapsco annual meeting.

Q:	What will I receive in the merger?

A:	Howard. You will continue to hold your shares of common stock in Howard after the merger.

Patapsco. In exchange for each of your shares of Patapsco common stock, you will receive, at your election and subject to the limitations and allocation provisions described herein, either (i) $5.09 in cash or (ii) Howard common stock as more fully described in this joint proxy statement/prospectus.

Q:	Do I need to do anything with my shares of Patapsco common stock or Howard common stock now?

A:	No. Please do not send in your Patapsco stock certificates with your proxy card. If the merger is approved, then you will be sent an election form and a letter of transmittal including instructions for sending in your Patapsco stock certificates.

Each outstanding share of common stock of Howard will continue to remain outstanding as a share of Howard common stock after the merger. As a result, if you are a Howard stockholder, you are not required to take any action with respect to your Howard common stock certificates.

5

Q:	Whom should I call if I have any questions?

A:	Stockholders of Howard or Patapsco who have questions about the merger or the other matters to be voted on at the stockholder meetings or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a Howard stockholder:

George C. Coffman

Executive Vice President & Chief Financial
Officer

Howard Bancorp, Inc.

6011 University Boulevard

Suite 370

Ellicott City, Maryland 21043

Phone: (410) 750-0020

Fax: (410) 750-8588

If you are a Patapsco stockholder:

Philip P. Phillips

President and Chief Executive Officer

Patapsco Bancorp, Inc.

1301 Merritt Boulevard

Dundalk, Maryland 21222

Phone: (410) 285-1010

Fax: (410) 285-8524

6

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to carefully read the entire document so that you fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail. Unless otherwise indicated in this joint proxy statement/prospectus or the context otherwise requires, all references in this joint proxy statement/prospectus to “Howard” refer to Howard Bancorp, Inc., all references to “Patapsco” refer to Patapsco Bancorp, Inc. and all references to “Patapsco Bank” refer to The Patapsco Bank.

The Companies

Howard Bancorp, Inc. (see page 127)

Howard Bancorp, Inc.

6011 University Boulevard

Suite 370

Ellicott City, Maryland 21043

Telephone: (410) 750-0020

Howard Bancorp, Inc. was incorporated in April 2005 under the laws of the State of Maryland and is a bank holding company registered under the Bank Holding Company Act of 1956. On May 18, 2005, the stockholders of Howard Bank approved the reorganization of Howard Bank into a holding company structure. The reorganization became effective on December 15, 2005. Howard completed its initial public offering in July 2012, issuing 1,150,891 shares of its common stock. Simultaneously with its initial public offering Howard completed a private placement pursuant to which it sold 568,603 shares of its common stock. Howard’s primary business is owning all of the capital stock of Howard Bank.

Howard Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Howard Bank was formed in March 2004 and commenced banking operations on August 9, 2004. Howard Bank has chosen, for the time being, not to seek and exercise trust powers, and its business, powers and regulatory structure are the same as a Maryland-chartered commercial bank. The Federal Deposit Insurance Corporation (“FDIC”) insures its deposits.

Howard Bank is headquartered in Ellicott City, which is located in Howard County, Maryland. Howard Bank has branches in Howard County as well as in Anne Arundel County, Baltimore County, Cecil County, and Harford County in Maryland as well as one branch in Lancaster County, Pennsylvania. It engages in a general commercial banking business, making various types of loans and accepting deposits. Howard Bank has traditionally marketed its financial services to small and medium sized businesses and their owners, professionals and executives, and high-net-worth individuals (the “mass affluent”), and has recently expanded to meet the financial needs of consumers generally.

On March 2, 2015, Howard entered into agreements with several institutional investors pursuant to which such investors will purchase an aggregate of 2,173,913 shares of Howard common stock for $11.50 per share, or an aggregate of $25 million, which we refer to as the “private placement.”

As of March 31, 2015, Howard had consolidated assets, deposits and stockholders’ equity of approximately $710.5 million, $580.7 million and $60.4 million, respectively.

Howard’s common stock is listed and traded on the NASDAQ Capital Market under the symbol “HBMD.”

Patapsco Bancorp, Inc. (see page 183)

Patapsco Bancorp, Inc.

1301 Merritt Boulevard

Dundalk, Maryland 21222

Telephone: (410) 285-1010

7

Patapsco Bancorp, Inc. was incorporated under the laws of the State of Maryland in November 1995. On April 1, 1996, Patapsco Federal Savings and Loan Association, the predecessor of Patapsco Bank, converted from mutual to stock form and reorganized into the holding company form of ownership as a wholly owned subsidiary of Patapsco.

Patapsco has no significant assets other than its investment in Patapsco Bank. Patapsco is primarily engaged in the business of directing, planning and coordinating the business activities of Patapsco Bank. Accordingly, the information set forth in this joint proxy statement/prospectus with respect to Patapsco, including consolidated financial statements and related data, focuses primarily on Patapsco Bank. In the future, if the merger is not consummated Patapsco may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions. Currently, Patapsco does not maintain offices separate from those of Patapsco Bank or employ any persons other than its officers who are not separately compensated for such service.

Patapsco Bank is a Maryland commercial bank operating through four full-service offices located in Dundalk, Carney, Glen Arm and Baltimore City, Maryland. The primary business of Patapsco Bank is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. Patapsco Bank is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco Bank is subject to the regulations of certain agencies of the federal and state governments and undergoes periodic examination by those agencies.

At March 31, 2015, Patapsco Bank had total assets of $220.7 million, total deposits of $182.8 million, and stockholders’ equity of $16.4 million.

The Stockholder Meetings

Date, Time and Place of Meetings (see pages 43 and 49)

Howard will hold a special meeting of stockholders on ________ at _____, local time, at its office located at 6011 University Boulevard, Suite 370, Ellicott City, Maryland. The Howard board of directors has set the close of business on ________ as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting. On the record date, there were ________ shares of Howard common stock outstanding.

Patapsco will hold its annual meeting of stockholders on __________ at ______, local time, at The Country Club of Maryland located at 1101 Stevenson Lane, Towson, Maryland. The Patapsco board of directors has set the close of business on ______________ as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were _________ shares of Patapsco common stock outstanding.

Matters to be Considered at the Meetings (see pages 43 and 49)

If you are a stockholder of Howard, you will be asked at the Howard special meeting to vote on (i) a proposal to approve the issuance by Howard of its shares of common stock to be issued in the merger, (ii) a proposal to adjourn the special meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the meeting to approve the issuance of the shares of common stock in the merger, and (iii) any other business that properly arises during the special meeting or any adjournment or postponement thereof. If you are a stockholder of Patapsco, you will be asked at the Patapsco annual meeting to vote on (i) a proposal to approve the merger agreement and the merger, (ii) the election of two directors to serve for a term expiring at the 2017 annual meeting of stockholders, (iii) the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm for the fiscal year ending June 30, 2015, (iv) a proposal to adjourn the annual meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the meeting to approve the merger agreement and the merger, and (v) any other business that properly arises during the annual meeting or any adjournment or postponement thereof.

8

Under the terms of the merger agreement, Howard will acquire Patapsco by merging Patapsco with and into Howard. Pursuant to a separate agreement, we anticipate that immediately after the merger, Patapsco Bank, the bank operating subsidiary of Patapsco, will merge with and into Howard Bank, with Howard Bank being the surviving bank.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Consideration to be Received in the Merger (page 83)

The merger agreement provides that Patapsco stockholders will have the right, with respect to each of their shares of Patapsco common stock, to elect to receive, subject to adjustment pursuant to the allocation and proration provisions described below, either (i) $5.09 in cash (which we sometimes refer to as the “per-share cash consideration”), or (ii) a fraction of a share (the “exchange ratio”) of Howard common stock determined by dividing $5.09 by the 20 trading day average closing price of the Howard common stock on the date that is five business days prior to the closing of the merger (which we refer to as the “Average Price”), provided that if the Average Price is $9.00 or less the exchange ratio will be fixed at 0.5656 and if the Average Price is $16.80 or more the exchange ratio will be fixed at 0.3030 (we sometimes refer to this as the “per-share stock consideration”). Patapsco stockholders may also elect to receive a combination of cash and Howard common stock for their shares of Patapsco common stock. Therefore, Howard will issue between approximately 478,702 and 893,577 shares of common stock and pay cash consideration of approximately $2,010,600 in the merger, for a total value of approximately $10,050,000 at an Average Price of $9.00 to $16.80 per share, less at below an Average Price of $9.00 per share, and more at above an Average Price of $16.80 per share.

Accordingly, any change in the price of Howard common stock outside of the $9.00 and $16.80 parameters during the pricing period will affect the market value of the stock consideration that stockholders of Patapsco will receive as a result of the merger. For more information, see “The Merger Agreement and the Merger – Terms of the Merger – What Patapsco Stockholders Will Receive in the Merger.”

You will have the opportunity to elect the form of consideration to be received for your shares of Patapsco common stock, subject to allocation procedures as set forth in the merger agreement that may result in your receiving a portion of the merger consideration in a form other than that which you elected.

Based on a Howard closing sales price of $13.12 on April 28, 2015, the most recent practical date prior to the date hereof, an assumed Average Price for the 20 trading days ending on April 20, 2015, five business days prior to the most recent practical date prior to the date hereof, of $13.97 and a corresponding exchange ratio of 0.3643 shares of Howard common stock per share of Patapsco common stock, the tables below indicate the consideration that a Patapsco stockholder would receive, based on the values on that date, for 100 shares of Patapsco common stock assuming that a stockholder elects to receive, as consideration and no proration or change to consideration mix occurs, (a) all shares of Howard common stock, (b) 50% cash and 50% shares of Howard common stock, and (c) all cash.

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 100% Stock Election and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received(1)	Cash Consideration to be Received(2)	Total Value to be Received

For 100 Shares of Patapsco common stock	36	$472.32	$6.00	$478.32

(1)	Based on the closing sales price of $13.12 on April 28, 2015.
(2)	Consists of $6.00 of cash in lieu of a fractional share of Howard common stock.

9

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 50% Cash and 50% Stock Election and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received(1)	Cash Consideration to be Received(2)	Total Value to be Received

For 100 Shares of Patapsco common stock	18	$236.16	$257.50	$493.66

(1)	Based on the closing sales price of $13.12 on April 28, 2015.
(2)	Including $3.00 of cash in lieu of a fractional share of Howard common stock.

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 100% Cash and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received	Cash Consideration to be Received	Total Value to be Received

For 100 Shares of Patapsco common stock	-	-	$509.00	$509.00

Allocation and Proration of the Merger Consideration (page 88)

The merger agreement contains allocation provisions that are designed to ensure that 80% (or approximately 1,579,874 shares) of the outstanding shares of Patapsco common stock will be exchanged for shares of Howard common stock and that 20% (or approximately 394,969 shares) of the outstanding shares of Patapsco common stock will be exchanged for cash. This provision is subject, however, to the right of Howard to adjust these percentages as long as at least 50% of the outstanding shares of Patapsco common stock are exchanged for shares of Howard common stock and Howard issues at least 478,702, but no more than 893,577, of its shares of common stock in the merger.

Treatment of Shares if Too Much Cash is Elected. The merger agreement provides that if the holders of more than 20%, as such percentage may be adjusted at Howard’s discretion under the terms of the merger agreement, of the outstanding shares of Patapsco common stock at the effective time of the merger (which we refer to as the “target cash conversion number”) elect to receive cash for such shares in the merger or perfect their dissenters’ rights, then the no-election shares will be converted into the right to receive Howard common stock and the shares that stockholders have requested be exchanged for cash will be reallocated by the exchange agent on a pro rata basis such that the total number of shares that will be exchanged for cash (including pursuant to dissenters’ rights) equals the target cash conversion number. As a result, stockholders that elected to receive cash for some or all of their shares of Patapsco common stock will receive shares of Howard common stock instead with respect to some of such shares.

Treatment of Shares if Too Much Stock is Elected. The merger agreement provides that if the holders of less than the target cash conversion number elect to receive cash for such shares in the merger or perfect their dissenters’ rights, then the shares for which no election as to cash or stock has been made will be reallocated by the exchange agent on a pro rata basis such that the total number of shares that will be exchanged for cash (including pursuant to dissenters’ rights) equals the target cash conversion number. If after such reallocation the number of shares of Patapsco common stock that would be exchanged for cash in the merger (including pursuant to dissenters’ rights) is still less than the target cash conversion number, then the shares that stockholders have requested be exchanged for Howard common stock will be reallocated by the exchange agent on a pro rata basis such that the total number of shares that will be exchanged for cash (including pursuant to dissenters’ rights) equals the target cash conversion number. In that case, stockholders that elected to receive Howard common stock for some or all of their shares of Patapsco common stock will receive the per-share cash consideration instead with respect to some of such shares.

10

Election Procedures for Stockholders; Surrender of Stock Certificates (page 86)

No more than 40 business days and no less than 20 business days before the expected date of completion of the merger, an election form will be sent to Patapsco stockholders along with a letter of transmittal containing instructions for use in surrendering their Patapsco stock certificates in exchange for the merger consideration. You may use the election form to indicate whether your preference is to receive cash, shares of Howard common stock or a combination thereof, or that you have no preference as to the receipt of cash or Howard common stock (i.e. a non-election), in exchange for your shares of Patapsco common stock. The election deadline will be set forth in the election form, but will be no later than 5:00 p.m., Eastern Time, five days prior to the anticipated closing date of the merger. To make an election, a holder of Patapsco common stock must submit a properly completed election form and return it, together with a properly completed letter of transmittal and all stock certificates, so that the form, letter of transmittal and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form.

You should not send in your stock certificates until you receive the election form, letter of transmittal and instructions from the exchange agent.

No Election Shares (page 86)

Patapsco stockholders who do not submit a properly completed election form or revoke their election form prior to the election deadline, or who submit a properly completed election form indicating they have no preference as to the receipt of cash or Howard common stock in the merger, will have their shares of Patapsco common stock designated as “no election shares.” No election shares will be converted into the right to receive either cash or shares of Howard common stock, or a combination of cash and shares of Howard common stock, depending on the elections made by other Patapsco stockholders and in accordance with the allocation and proration procedures outlined in this joint proxy statement/prospectus.

Each of the Howard and Patapsco Boards of Directors Recommends Stockholder Approval (see pages 44 and 49)

Each of the Howard and Patapsco boards of directors believes that the merger is in the best interests of Howard and Patapsco, respectively, and their respective stockholders. Accordingly, the board of directors of Howard recommends that stockholders of Howard vote “FOR” approval of the issuance by Howard of its shares of common stock to be issued in the merger, and the board of directors of Patapsco recommends that stockholders of Patapsco vote “FOR” approval of the merger agreement and the merger.

Opinion of Howard’s Financial Advisor (see page 62)

Griffin Financial Group, LLC (“Griffin”) delivered a written opinion to the Howard board of directors that, as of March 2, 2015, and subject to the terms, conditions and qualifications set forth therein, the merger consideration payable by Howard to stockholders of Patapsco pursuant to the terms of the merger agreement, was fair, from a financial point of view, to the common equity stockholders of Howard. The full text of Griffin’s written opinion is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Howard’s stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken by Griffin. Griffin’s opinion is subject to the assumptions and conditions contained in its opinion and is necessarily based on economic, market and other conditions as in effect on, and the information made available to Griffin as of, the date of its opinion. Griffin’s opinion speaks only as of the date of the opinion. The opinion is addressed to the Howard board of directors and is limited to the fairness of the merger consideration to be paid by Howard in the merger, from a financial point of view, to the common equity stockholders of Howard. Griffin does not express an opinion as to the underlying decision by Howard to engage in the merger or the relative merits of the merger compared to other strategic alternatives which may be available to Howard.

11

Opinion of Patapsco’s Financial Advisor (see page 70)

In connection with the merger, Patapsco’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated March 2, 2015, to the Patapsco board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Patapsco common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Patapsco board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Patapsco to engage in the merger or enter into the merger agreement or constitute a recommendation to the Patapsco board in connection with the merger, and it does not constitute a recommendation to any holder of Patapsco common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter (including, with respect to holders of Patapsco common stock, what election any such stockholder should make with respect to the per-share stock consideration or the per-share cash consideration).

Approval of the Merger Requires the Affirmative Vote of Stockholders Holding Two-Thirds of the Shares of Patapsco Common Stock Outstanding on the Record Date of _____________, 2015 (see page 50)

The approval of the merger agreement and the merger by stockholders of Patapsco requires the approval of the holders of at least two-thirds of the shares of Patapsco common stock that are issued and outstanding as of the record date of ___________, 2015. Each holder of shares of Patapsco common stock outstanding on the record date will be entitled to one vote for each share held. The vote required for approval of the merger agreement and the merger is a percentage of all outstanding shares of Patapsco common stock. Therefore, an abstention, a failure to vote and a broker non-vote will each have the same effect as a vote against the approval of the merger agreement and the merger.

In the election of directors, directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominee receiving the greatest number of votes will be elected. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

To ratify the appointment of TGM Group, LLC, the affirmative vote of a majority of the votes cast at the annual meeting is required. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposal.

The affirmative vote of a majority of the shares of Patapsco common stock present in person or represented by proxy at the annual meeting and entitled to vote is required to approve the adjournment of the meeting to solicit additional proxies, if necessary. An abstention does not count as a vote cast under Maryland Law. Therefore, an abstention, a failure to vote and a broker non-vote will each have no effect on the outcome of this proposal.

Approval of Howard’s Issuance of the Shares of Howard Common Stock to be Issued in the Merger Requires the Affirmative Vote of Stockholders Holding a Majority of the Shares of Howard Common Stock Cast on the Matter at the Special Meeting (see page 44)

The approval by holders of a majority of the votes cast on the matter at the special meeting of stockholders of Howard is necessary to approve the issuance by Howard of the shares of its common stock to be issued in the merger. For this purpose, abstentions count as votes cast and therefore will be equal to a vote against this proposal. A failure to vote and broker non-votes do not count as votes cast and will have no impact on the outcome of this vote, assuming a quorum is present at the special meeting. Each holder of shares of Howard common stock outstanding on the record date will be entitled to one vote for each share held.

The affirmative vote of a majority of the shares voted on the matter at the special meeting is required to approve the adjournment of the meeting to solicit additional proxies. Therefore, abstentions, the failure to vote and broker non-votes will have no effect on the outcome of the proposal to adjourn the special meeting, if necessary.

12

Patapsco’s Directors have Agreed to Vote in Favor of the Merger Agreement (see pages 50 and 105)

As of the record date for the Patapsco annual meeting, there were ___________ shares of Patapsco common stock issued and outstanding and entitled to vote. The directors of Patapsco have agreed, in writing, to vote all shares of Patapsco common stock for which they are the record or beneficial owner “FOR” the approval of the merger agreement and the merger. As of the record date, such directors and their affiliates are entitled to vote _____% of the issued and outstanding shares of the Patapsco common stock.

Howard’s Directors have Approved the Merger and are Expected to Vote in Favor of the Issuance of the Shares of Howard Common Stock to be Issued in the Merger (see page 44)

The directors of Howard have approved the merger agreement and the merger and are expected to vote for approval of the issuance by Howard of the shares of its common stock to be issued in the merger. Directors of Howard have sole or shared voting power over ______ shares of Howard common stock, or approximately _____% of the shares of Howard common stock outstanding as of the record date.

Patapsco’s Directors and Management may have Interests in the Merger that Differ from Your Interests (see page 102)

The directors and executive officers of Patapsco have interests in the merger as directors and employees that are different from your interests as a Patapsco stockholder. These interests include, among others, provisions in the merger agreement regarding Howard and Howard Bank board positions, Howard Bank advisory board positions and the payment of accrued fees to directors of Patapsco and Patapsco Bank, the offer of employment to Patapsco’s President and Chief Executive Officer and payments to be made to certain executive officers of Patapsco pursuant to existing change in control arrangements, as well as indemnification and insurance provisions included in the merger agreement.

Patapsco’s board of directors was aware of these interests and considered them in approving and recommending the merger agreement, the merger and the related transactions.

Regulatory Approval Must be Obtained and Other Conditions Must be Satisfied Before the Merger can be Completed (see page 100)

Howard’s and Patapsco’s obligations to complete the merger are subject to various conditions that are usual and customary for this kind of transaction, including obtaining approval from the Board of Governors of the Federal Reserve System (the “FRB”) and the Maryland Office of the Commissioner of Financial Regulation (the “Maryland Commissioner”) for the merger and obtaining approval of the FDIC and the Maryland Commissioner for the bank merger (which is included in any references to regulatory “approvals” in this joint proxy statement/prospectus). On April 2, 2015, Howard and/or Howard Bank filed the appropriate applications for approval with the FRB, the FDIC and the Maryland Commissioner. In addition to the required regulatory approvals, the merger will be completed only if certain conditions, including the following, are satisfied or waived by the companies:

•	Howard’s stockholders must approve (i) the issuance of the shares of Howard common stock to be issued in the merger and (ii) the issuance of the shares of Howard common stock to be issued in the private placement, and Patapsco’s stockholders must approve the merger agreement and the merger;

•	each party must receive an opinion from its counsel or independent certified public accountants that:

➢	the merger constitutes a tax-free reorganization under Section 368(a) of the Internal Revenue Code; and

➢	with respect to the opinion received by Patapsco, any gain realized in the merger will be recognized only to the extent of cash or other property (other than Howard common stock) received in the merger, including cash received in lieu of fractional share interests; and

13

•	each party’s representations and warranties contained in the merger agreement must be correct except to the extent that if not true and correct it would not have a material adverse effect on the party or the party’s ability to consummate the merger (with certain exceptions), and each party must have performed all of its obligations set forth in the merger agreement.

The merger agreement attached to this joint proxy statement/prospectus as Annex A describes all of the conditions that must be met before the merger may be completed.

Howard and Patapsco can Amend or Terminate the Merger Agreement (see page 97)

Patapsco and Howard may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each company also may unilaterally terminate the merger agreement in certain circumstances, including if:

•	The merger is not completed on or prior to October 31, 2015 or, because of the failure to obtain any required regulatory approval or consent by such date, the merger is not completed by December 31, 2015, if the failure to complete the merger by that date is not due to a material breach of the merger agreement by the party seeking to terminate it.

•	A definitive written denial of a required regulatory approval or the permanent withdrawal of an application for approval or consent at the request of a regulatory authority.

•	The other party has materially breached any representation, warranty, covenant or other agreement in the merger agreement, and such breach either by its nature cannot be cured prior to the closing of the merger or remains uncured 30 days after receipt by such party of written notice of such breach (provided that if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days and cure is being diligently pursued, then termination can occur only after expiration of such 60-day period), if the party terminating the merger agreement is not in material breach.

•	Howard’s stockholders do not approve the issuance of the shares of Howard common stock to be issued in the merger and the private placement or Patapsco’s stockholders do not approve the merger agreement and the merger.

•	The other party’s board of directors withdraws, changes or modifies its recommendation to stockholders to approve the issuance of the shares in the merger or in the private placement, with respect to Howard, or the merger agreement and the merger with respect to Patapsco.

•	Patapsco or any Patapsco subsidiary receives (with respect to Patapsco’s right to terminate) or enters into, approves or resolves to approve (with respect to Howard’s right to terminate) an agreement, agreement in principle, letter of intent or similar instrument with a view to being acquired, or more than 25% of its assets or liabilities being acquired, by any person other than Howard, or to sell 25% or more of its outstanding shares of common stock, in a transaction the Patapsco board of directors determines is more favorable to the stockholders of Patapsco (a “superior Patapsco transaction”).

In addition, Patapsco may terminate the merger agreement if:

•	Howard or any Howard subsidiary enters into a definitive term sheet, letter of intent, agreement or similar agreement to merge, as a result of which Howard is not the surviving entity or Howard’s directors as of March 2, 2015 do not comprise the majority of the surviving entity’s board of directors, with any person other than Patapsco, and the Patapsco board of directors determines, after considering the advice of counsel, that such transaction is not in the best interests of Patapsco’s stockholders.

•	At any time during the two business day period beginning on the fifth business day immediately prior to the closing of the merger:

14

o	the Average Price is less than $7.20; and

o	(a) the quotient obtained by dividing the Average Price by $9.00 is less than (b) the Index Ratio minus 0.20, where the Index Ratio is equal to the quotient obtained by dividing (y) the closing price of the NASDAQ Bank Index (or if not available a similar index) on the date that is five business days before the closing of the merger, by (z) the closing price of the NASDAQ Bank Index (or similar index) on February 27, 2015.

Howard and Patapsco can agree to amend the merger agreement in any way. Either company can waive any of the requirements of the other company in the merger agreement, except that neither company can waive the requirement that the companies receive all required regulatory approvals, the requirement for stockholder approval or the requirement that no order, decree or injunction preventing the transactions contemplated by the merger agreement has been issued.

Patapsco Must Pay a Termination Fee to Howard if the Merger Agreement is Terminated Under Certain Circumstances (see page 98)

Patapsco must pay Howard a termination fee in the amount of $500,000 if the merger agreement is terminated because:

•	Patapsco or any Patapsco subsidiary has (i) received a proposal for a superior Patapsco transaction (with respect to termination by Patapsco) or (ii) entered into, approved or resolved to approve an agreement, agreement in principle, letter of intent or similar instrument with respect to a superior Patapsco transaction (with respect to termination by Howard);

•	Patapsco or any Patapsco subsidiary has entered into an agreement, agreement in principle, letter of intent or similar instrument for any other merger, acquisition or similar transaction or a transaction with respect to the sale of a material portion of its assets in violation of the merger agreement; or

•	The board of directors of Patapsco has withdrawn, changed or modified its recommendation to the stockholders of Patapsco to approve the merger agreement and the merger in a manner adverse to Howard.

Rights of Howard Stockholders Differ from those of Patapsco Stockholders (see page 122)

When the merger is completed, Patapsco stockholders who receive Howard common stock as consideration in the merger will become Howard stockholders. The rights of Howard stockholders differ from the rights of Patapsco stockholders in certain important ways. These differences have to do with provisions in Howard’s articles of incorporation and bylaws that differ from the provisions in Patapsco’s articles of incorporation and bylaws.

Patapsco Stockholders have Dissenters’ Rights in Connection with the Merger (see page 110)

Patapsco stockholders are entitled to exercise dissenters’ rights with respect to the merger and, if the merger is completed and they perfect their dissenters’ rights, to receive payment in cash for the fair value of their shares of Patapsco common stock instead of their share of the aggregate merger consideration. In general, to preserve their dissenters’ rights, Patapsco stockholders who wish to exercise these rights must:

•	Deliver a written objection to the merger to Patapsco at or before Patapsco’s annual meeting of stockholders;

•	Not vote their shares for approval of the merger agreement and the merger;

•	Within 20 days after the merger is consummated, deliver a written demand to Howard stating the number of shares of Patapsco common stock for which they demand payment; and

•	Comply with the other procedures set forth in Sections 3-201 through 3-213 of the MGCL.

15

The text of Sections 3-201 through 3-213 of the MGCL governing dissenters’ rights is included with this joint proxy statement/prospectus as Annex D. Failure to comply with the procedures described in Annex D will result in the loss of dissenters’ rights under the MGCL. We urge you to carefully read the text of Sections 3-201 through 3-213 of the MGCL governing dissenters’ rights.

16

RISK FACTORS

In addition to the other information contained in this joint proxy statement/prospectus, including the matters addressed under the caption “Caution Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for approval of the issuance of the shares of Howard common stock in the merger, with respect to Howard, or for the approval of the merger agreement and the merger with respect to Patapsco.

Risk Factors Related to the Merger in General

Howard may fail to realize all of the anticipated benefits of the merger. The success of the merger will depend, in part, on Howard’s ability to realize the anticipated benefits and cost savings from combining the businesses of Howard and Patapsco. To realize these anticipated benefits and cost savings, however, Howard must successfully combine the businesses of Howard and Patapsco. If Howard is unable to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Howard and Patapsco have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the loss of key depositors or other bank customers, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Howard’s and Patapsco’s ability to maintain their relationships with their respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies may, to some extent, also divert management’s attention and resources. These integration matters could have an adverse effect on each of Howard and Patapsco during such transition period.

The opinions of Howard’s and Patapsco’s financial advisors to the parties’ respective boards of directors do not reflect changes in circumstances since the date of such opinions. The boards of directors of Howard and Patapsco received opinions from the parties’ respective financial advisors regarding the fairness of the merger consideration from a financial point of view, but these opinions are dated as of, and speak only as of, the date of the merger agreement. Changes in the operations and prospects of Howard and Patapsco, general market and economic conditions and other factors that may be beyond the control of Howard or Patapsco may significantly alter the value of Patapsco or the prices of the shares of Howard common stock or Patapsco common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Howard and Patapsco do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The recommendation of Patapsco’s board of directors that Patapsco stockholders vote “FOR” the approval of the merger agreement and the merger and the recommendation of Howard’s board of directors that Howard stockholders vote “FOR” approval of the issuance of the shares of Howard common stock to be issued in the merger, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions of the parties’ respective financial advisors, refer to the section of this joint proxy statement/prospectus entitled “The Merger Agreement and the Merger” under the headings “Opinion of Howard’s Financial Advisor” and “Opinion of Patapsco’s Financial Advisor.”

Because the market price of Howard common stock will fluctuate Patapsco stockholders cannot be sure of the value of the merger consideration they may receive. Upon completion of the merger, each share of Patapsco common stock will be converted into the right to receive a number of shares of Howard common stock approximating $5.09 in value; provided, however, that in the event that the Average Price is $9.00 or less or $16.80 or more, each share of Patapsco common stock will be converted into the right to receive 0.5656 or 0.3030 shares of Howard common stock, respectively. For more information, see “The Merger Agreement and the Merger – Terms of the Merger – What Patapsco Stockholders Will Receive in the Merger.” The sale prices for shares of Howard common stock may vary from the sale prices of Howard common stock on the date we announced the merger, on the date this joint proxy statement/prospectus was mailed to Patapsco stockholders and on the date of the annual meeting of the Patapsco stockholders. Any change in the market price of shares of Howard common stock between the last trading day included in the Average Price and the closing of the merger may affect the value of the merger consideration that Patapsco stockholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Howard common stock.

17

The market price of Howard common stock after the merger may be affected by factors different from those affecting the shares of Howard or Patapsco currently. The businesses of Howard and Patapsco differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Howard and Patapsco. For a discussion of the businesses of Howard and Patapsco and of certain factors to consider in connection with those businesses, see “Business of Howard Bancorp, Inc.,” “Business of Howard Bank,” “Business of Patapsco Bancorp, Inc.” and “Business of Patapsco Bank”

If the merger is not completed, Howard and Patapsco will have incurred substantial expenses without realizing the expected benefits. Howard and Patapsco have incurred substantial expenses in connection with the execution of the merger agreement and the merger. The completion of the merger depends on the satisfaction of specified conditions, including the requisite approval of the stockholders of Howard and Patapsco and the receipt of regulatory approvals. There is no guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Howard and/or Patapsco because they would not have realized the expected benefits.

The merger must be approved by multiple governmental agencies. Before the merger may be completed, various approvals must be obtained from the FRB, the FDIC and the Maryland Commissioner. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Howard and Patapsco do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Howard following the merger, any of which might have a material adverse effect on Howard following the merger. Howard is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or requirements that, in the reasonable opinion of its board of directors, would (i) so materially and adversely impact the economic or business benefits to Howard following the merger as to render consummation of the merger inadvisable, or (ii) impose conditions, limitations or obligations that would materially impair the value of Patapsco and its subsidiaries to Howard and its subsidiaries, but Howard could choose to waive this condition.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Howard and Patapsco. If the merger is not completed, the ongoing businesses of Howard and Patapsco may be adversely affected and Howard and Patapsco will be subject to several risks, including the following:

•	Patapsco may be required, under certain circumstances, to pay Howard a termination fee of $500,000 under the merger agreement;

•	Howard and Patapsco will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the merger agreement, Patapsco is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies; and

•	matters relating to the merger may require substantial commitments of time and resources by Howard and Patapsco management that could otherwise have been devoted to other opportunities that may have been beneficial to Howard and Patapsco as independent companies, as the case may be; and Patapsco and Patapsco Bank will still be subject to the provisions of their written agreement with the Federal Reserve Bank of Richmond (the “Federal Reserve Bank”) and the Maryland Commissioner described in the section headed “– Additional Risk Factors Relating to Patapsco – Patapsco and Patapsco Bank have entered into a written agreement with their regulators that may result in adverse results to Patapsco’s operations.”

18

In addition, if the merger is not completed, Howard and/or Patapsco may experience negative reactions from the financial markets and from their respective customers and employees. Howard and/or Patapsco also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Howard or Patapsco to perform their respective obligations under the merger agreement. If the merger is not completed, Howard and Patapsco cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Howard and/or Patapsco.

Howard and Patapsco may choose not to proceed with the merger if it is not completed by October 31, 2015 or, if due to the lack of a required regulatory approval, December 31, 2015. Either Howard or Patapsco may terminate the merger agreement if the merger has not been completed by October 31, 2015 or, if due to the lack of a required regulatory approval, December 31, 2015. See “The Merger Agreement and the Merger – Terms of the Merger – Termination.” There can be no assurance that all conditions to the merger will have been satisfied by the required date(s). See “The Merger Agreement and the Merger – Terms of the Merger – Conditions to the Merger.”

Risk Factors Relating to Howard’s Business

This section discusses risks relating to Howard’s business and includes risks it will continue to face after the merger. References to “Howard” include its subsidiary Howard Bank as the context requires.

Because Howard’s loan portfolio consists largely of commercial business and commercial real estate loans, its portfolio carries a higher degree of risk than would a portfolio composed primarily of residential mortgage loans. Howard’s loan portfolio is made up largely of commercial business loans and commercial real estate loans, most of which are collateralized by real estate. These types of loans generally expose a lender to a higher degree of credit risk of non-payment and loss than do residential mortgage loans because of several factors, including dependence on the successful operation of a business or a project for repayment, the collateral securing these loans may not be sold as easily as residential real estate, and loan terms with a balloon payment rather than full amortization over the loan term. In addition, commercial real estate and commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose Howard to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Underwriting and portfolio management activities cannot completely eliminate all risks related to these loans. Any significant failure to pay on time by Howard’s customers or a significant default by its customers would materially and adversely affect Howard.

Howard Bank makes both secured and some unsecured commercial and industrial loans. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Secured commercial and industrial loans are generally collateralized by accounts receivable, inventory, equipment or other assets owned by the borrower and include a personal guaranty of the business owner. Compared to real estate, that type of collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed. Further, commercial and industrial loans generally will be serviced primarily from the operation of the business, which may not be successful, and commercial real estate loans generally will be serviced from income on the properties securing the loans.

While the declines in the value of Howard’s real estate collateral securing loans following the recession that began in 2007 have been reflected in existing reserves, the discounts and reserves Howard has taken against its loan portfolio based on its review of the recent recession’s impact on real estate values in its market areas may be insufficient. Further deterioration in the real estate market or a prolonged economic recovery could adversely affect the value of the properties securing the loans or revenues from borrowers’ businesses, thereby increasing the risk of non-performing loans and increased portfolio losses that could materially and adversely affect Howard.

In addition, Howard’s commercial borrowers have been impacted by the current economic slowdown as consumers and other businesses have pulled back on spending. Small businesses that make up the majority of Howard’s commercial borrowers generally do not have the cash reserves to help cushion them from an economic slowdown to the same extent that large borrowers do and thus may be more heavily impacted by an economic downturn. A continued sluggish economy or another economic slowdown may have a negative effect on the ability of Howard’s commercial borrowers to make timely repayments of their loans, which could have an adverse impact on Howard’s earnings.

19

Current market conditions include an over-supply of land, lots and finished homes in many markets, including those where Howard does business. Construction loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

•	the viability of the contractor;

•	the value of the project being subject to successful completion;

•	the contractor’s ability to complete the project, to meet deadlines and time schedules and to stay within cost estimates; and

•	concentrations of such loans with a single contractor and its affiliates.

Real estate construction and land loans also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. If Howard is forced to foreclose on a project prior to completion, it may not be able to recover the entire unpaid portion of the loan, may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate amount of time. If any of these risks were to occur, it could adversely affect Howard’s financial condition, results of operations and cash flows.

The federal banking agencies have issued guidance regarding high concentrations of commercial real estate loans within bank loan portfolios. The guidance requires financial institutions that exceed certain levels of commercial real estate lending compared with their total capital to maintain heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. If there is any deterioration in Howard’s commercial real estate or real estate construction and land portfolios or if its regulators conclude that it has not implemented appropriate risk management practices, that could adversely affect Howard’s business and result in a requirement of increased capital levels, and such capital may not be available at that time.

If Howard’s allowance for credit losses is not sufficient to cover actual loan losses, its earnings would decrease. Howard maintains an allowance for credit losses that it believes is adequate for absorbing any potential losses in its loan portfolio. Howard’s management, through a periodic review and consideration of Howard’s loan portfolio, determines the amount of the allowance for credit losses. Howard cannot, however, predict with certainty the amount of probable losses in its portfolio or be sure that its allowance will be adequate in the future. If Howard’s management’s assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate to absorb future losses, its losses will increase and its earnings will suffer.

In particular, it is more difficult to estimate loan losses for those types of loans - commercial and commercial real estate - that constitute the majority of Howard’s portfolio as compared to, for example, residential mortgage loans. Also, because these types of loans tend to have large loan balances, a loss on a single loan could have a significant adverse effect on Howard’s operations.

In determining the amount of the allowance for credit losses, Howard reviews its loans and its loss and delinquency experience and evaluates economic conditions. If its assumptions are incorrect, Howard’s allowance for credit losses may not be sufficient to cover future incurred losses in its loan portfolio, resulting in additions to the allowance and a corresponding decrease to earnings. Material additions to the allowance could materially decrease Howard’s net income. If delinquencies and defaults continue to increase, Howard may be required to further increase its provision for loan losses.

In addition, bank regulators periodically review Howard’s allowance for credit losses and may require an increase in the provision for loan losses or further loan charge-offs to the allowance for credit losses. Any increase in the allowance for credit losses or loan charge-offs might have a material adverse effect on Howard’s financial condition and results of operations.

20

Because Howard’s loan portfolio includes residential real estate loans, its earnings are sensitive to the credit risks associated with these types of loans. Howard originates and retains in its portfolio residential mortgage loans and intends to increase its origination of these types of loans. While residential real estate loans are more diversified than loans to commercial borrowers, and Howard’s local real estate market and economy have performed better than many other markets, a downturn could cause higher unemployment, more delinquencies, and could adversely affect the value of properties securing loans in Howard’s portfolio. In addition, should values begin to decline again, the real estate market may take longer to recover or not recover to previous levels. These risks increase the probability of an adverse impact on Howard’s financial results as fewer borrowers would be eligible to borrow and property values could be below necessary levels required for adequate coverage on the requested loan.

Howard’s growth strategy may not be successful, may be dilutive and may have other adverse consequences. As previously mentioned, a key component of Howard’s growth strategy is to pursue acquisitions of other financial institutions or branches of other financial institutions, in addition the pending merger. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. Howard competes with other banking companies for acquisition opportunities, and there are a limited number of candidates that meet its acquisition criteria. Consequently, Howard may not be able to identify suitable candidates for acquisitions. If Howard is unable to locate suitable acquisition candidates willing to sell on terms acceptable to it, Howard’s net income could decline and it would be required to find other methods to grow its business. Howard may also open additional branches organically and expand into new markets or offer new products and services. These activities would involve a number of risks, including:

•	the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or its branches or assets;

•	diluting Howard’s existing stockholders in an acquisition;

•	the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices or branches as there may be a substantial time lag between these activities before Howard generates sufficient assets and deposits to support the costs of the expansion;

•	operating in markets in which Howard has had no or only limited experience;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s time and attention being diverted from the operation of Howard’s existing business;

•	Howard may not be able to correctly identify profitable or growing markets for new branches;

•	the time and expense associated with integrating the operations and personnel of the combined businesses;

•	the ability to realize the anticipated benefits of the acquisition;

•	creating an adverse short-term effect on Howard’s results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	time and costs associated with regulatory approvals;

•	lack of information on a target institution or its branches or assets;

•	inability to obtain additional financing (including by issuing additional common equity), if necessary, on favorable terms or at all; and

•	unforeseen adjustments, write-downs, write-offs or restructuring or other impairment charges.

In addition, Howard may not be able to integrate successfully or operate profitably any financial institutions it may acquire. Howard may experience disruption and incur unexpected expenses in integrating acquisitions. Any acquisitions Howard does make may not enhance its cash flows, business, financial condition, results of operations or prospects and may have an adverse effect on its results of operations, particularly during periods in which the acquisitions are being integrated into its operations.

21

Also, the costs to lease and start up new branch facilities or to acquire existing financial institutions or branches, and the additional costs to operate these facilities, may increase Howard’s noninterest expense. It also may be difficult to adequately and profitably manage the anticipated growth from the new branches. Howard can provide no assurance that any new branch sites will successfully attract a sufficient level of deposits and other banking business to offset their operating expenses.

Further, Howard plans to make significant investment in its infrastructure in the immediate future. Howard also currently plans to open additional branches in the areas where it now operates and in other markets over the next few years. Howard anticipates that this will have the short-term effect of, at least temporarily, increasing its expenses at a faster rate than revenue growth, which will have an adverse effect on net income.

If Howard grows too quickly and is not able to control costs and maintain asset quality, growth could materially and adversely affect its financial condition and results of operations. Further, Howard may not be successful in its growth strategy, which would negatively impact its financial condition and results of operations.

Howard is subject to security and operational risks relating to its use of technology that could damage its reputation and its business. Security breaches in Howard’s Internet banking activities or other communication and information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on Howard’s financial condition and results of operations. Howard relies on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect its systems from compromises or breaches of its security measures. Howard continues to monitor developments in this area and consider whether additional protective measures are necessary or appropriate, and has obtained insurance protection intended to cover losses due to network security breaches; there is no guarantee, however, that such insurance would cover all costs associated with any breach, damage or failure of Howard’s computer systems and network infrastructure.

Howard relies on certain external vendors. Howard’s business is dependent on the use of outside service providers that support its day-to-day operations including data processing and electronic communications. Howard’s operations are exposed to risk that a service provider may not perform in accordance with established performance standards required in its agreements for any number of reasons including equipment or network failure, a change in their senior management, their financial condition, their product line or mix and how they support existing customers, or a simple change in their strategic focus. While Howard has comprehensive policies and procedures in place to mitigate risk at all phases of service provider management from selection, to performance monitoring and renewals, the failure of a service provider to perform in accordance with contractual agreements could be disruptive to Howard’s business, which could have a material adverse effect on its financial conditions and results of operations.

Additionally, financial products and services have become increasingly technology-driven. Howard’s ability to meet the needs of its customers competitively, and in a cost-efficient manner, is dependent on its ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of Howard Bank’s competitors have greater resources to invest in technology than it does and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on Howard’s business and therefore on its financial condition and results of operations.

New regulations restrict Howard’s ability to originate residential real estate loans. A CFPB rule effective January 10, 2014, is designed to clarify for lenders how they can avoid legal liability under the Dodd-Frank Act, which would otherwise hold lenders accountable for ensuring a borrower’s ability to repay a mortgage. Loans that meet the “qualified mortgage” definition set forth in the rule will be presumed to have complied with the new ability to repay standard. Under the rule, a “qualified mortgage” loan must not contain certain specified features.

The rule also establishes general underwriting criteria for qualified mortgages, including that the consumer must have a total (or “back end”) debt to income ratio that is less than or equal to 43%. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower on the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments. The CFPB’s rule on qualified mortgages limits Howard’s ability to make residential mortgage loans that include a balloon payment, and may cause it to decide to limit certain types of other loans or loans to certain borrowers, and would make it more costly and/or or time consuming to make these loans, which could limit Howard’s growth or profitability.

22

In addition, the Dodd-Frank Act requires the regulatory agencies to issue regulations that require securitizers of loans to retain “not less than 5% of the credit risk for any asset that is not a qualified residential mortgage.” The regulatory agencies issued a final rule to implement this requirement on October 21, 2014. The final rule aligns the definition of “qualified residential mortgage” with the definition of “qualified mortgage” issued by the CFPB for purposes of its regulations. The final rule was effective February 23, 2015. Compliance with the final rule is required beginning December 24, 2015 with respect to asset-backed securities collateralized by residential mortgages and beginning December 24, 2016 with respect to all other classes of asset-backed securities. The final rule could have a significant effect on the secondary market for loans and the types of loans Howard originates, and restrict Howard’s ability to make loans.

Howard must comply with extensive and complex governmental regulation, which could have an adverse effect on its business and its growth strategy, and it may be adversely affected by changes in laws and regulations. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect Howard’s lending practices, capital structure, investment practices, dividend policy and many other aspects of its business. These requirements may constrain Howard’s operations, and changes in regulations could adversely affect it. The burden imposed by these federal and state regulations may place banks in general, and Howard Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect Howard’s ability to operate profitably or increase profitability. See “Information About Howard Bancorp, Inc. and Howard Bank – Supervision and Regulation” for more information about applicable banking laws and regulations. Further, if Howard is not in compliance with such requirements, it could be subject to fines or other regulatory action that could restrict its ability to operate or otherwise have a material adverse effect on its business and financial condition. Although Howard believes it is in material compliance with all applicable regulations, it is possible there are violations of which it are unaware that could be discovered by its regulators in the course of an examination or otherwise, which could trigger such fines or other adverse consequences.

Further, regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on Howard’s operations, classification of its assets and determination of the level of its allowance for credit losses. If regulators require Howard Bank to charge-off loans or increase its allowance for credit losses, Howard’s earnings would suffer. Any change in such regulation and oversight, whether in the form of regulatory policy, regulation, legislation or supervisory action, may have a material impact on Howard’s operations. For a further discussion, see “Information About Howard Bancorp, Inc. and Howard Bank – Supervision and Regulation.”

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, Howard cannot forecast how federal regulation of financial institutions may change in the future and impact its operations. Changes in regulation and oversight, including in the form of changes to statutes, regulations or regulatory policies or changes in interpretation or implementation of statutes, regulations or policies, could affect the service and products Howard offers, increase its operating expenses, increase compliance challenges and otherwise adversely impact its financial performance and condition. In addition, the burden imposed by these federal and state regulations may place banks in general, and Howard Bank specifically, at a competitive disadvantage compared to less regulated competitors.

Howard has implemented an enhanced organizational structure to ensure that its risk management activities are scaled to the entire enterprise. The office of strategic risk management, reporting to an executive vice president with direct reporting to the CEO and a dotted line reporting to the full board, is responsible for credit, compliance and operational, physical and IT security, legal, reputational and other on and off balance sheet risks.

Further, as a public company, Howard incurs significant legal, accounting, insurance and other expenses in connection with compliance with rules of the Securities and Exchange Commission (the “SEC”) and Nasdaq.

23

A worsening of economic conditions could adversely affect Howard’s results of operations and financial condition. Although the U.S. economy has emerged from the severe recession that occurred in 2008 and 2009, economic growth has been slow and inconsistent. Recovery by many businesses has been impaired by lower consumer spending, and the ongoing lack of certainty in the economy continues to affect the willingness of companies to borrow to fund their future growth and otherwise decreases loan demand, which negatively impacts Howard’s business. A return to prolonged deteriorating economic conditions could significantly affect the markets in which Howard does business, the value of its loans and investments, and its ongoing operations, costs and profitability. Future declines in sales volumes and continued elevated unemployment levels may result in higher than expected loan delinquencies, increases in Howard’s nonperforming and criticized classified assets and a decline in demand for its products and services. These events may cause Howard to incur losses and may adversely affect its financial condition and results of operations.

Howard’s profitability depends on interest rates, and changes in interest rates could have an adverse impact on its results of operations and financial condition. Howard’s results of operations depends to a large extent on its “net interest income,” which is the difference between the interest expense incurred in connection with its interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from its interest-earning assets, such as loans and investment securities. Changes in interest rates can increase or decrease Howard’s net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest bearing liabilities mature or reprice more quickly than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and Howard’s ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect Howard through, among other things, increased prepayments on its loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect Howard’s net yield on interest earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and its overall results. Fluctuations in interest rates are highly sensitive to many factors that are not predictable or controllable. Therefore, while Howard attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest bearing liabilities, it might not be able to maintain a consistent positive spread between the interest that it receives and the interest that it pays. As a result, a rapid increase or decrease in interest rates could have an adverse effect on Howard’s net interest margin and results of operations.

The capital rules that were issued require insured depository institutions and their holding companies to hold more capital. The impact of the new rules on Howard’s financial condition and operations is uncertain but could be materially adverse. In July 2013, the Federal Reserve adopted a final rule for the Basel III capital framework. These rules substantially amend the regulatory risk-based capital rules applicable to Howard. The rules phase in over time beginning in 2015 and will become fully effective in 2019. The rules apply to Howard as well as to Howard Bank. Beginning in 2015, Howard’s minimum capital requirements are (i) a common Tier 1 equity ratio of 4.5%, (ii) a Tier 1 capital (common Tier 1 capital plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). Howard’s leverage ratio requirement will remain at the 4% level now required. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a requirement of 2.5% on top of the common Tier 1, Tier 1 and total capital requirements, resulting in a required common Tier 1 equity ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

Monetary policy and general economic conditions will influence Howard’s results of operations. Governmental economic and monetary policy will influence Howard’s results of operations. The rates of interest payable on deposits and chargeable on loans are affected by fiscal policy as determined by various governmental and regulatory authorities, in particular the FRB as well as by national, state and local economic conditions. In addition, adverse general economic conditions may impair the ability of Howard’s borrowers to repay loans.

24

Regulations pursuant to the Dodd-Frank Act may adversely impact Howard’s results of operations, liquidity or financial condition. The Dodd-Frank Act represents a comprehensive overhaul of the U.S. financial services industry. The Dodd-Frank Act requires the CFPB and other federal agencies to implement many new and significant rules and regulations to implement its various provisions. There are a number of regulations under the Dodd-Frank Act that have not yet been proposed or adopted. Howard will not know the full impact of the Dodd-Frank Act on its business until regulations implementing the statute are adopted and implemented, which could be years. As a result, Howard cannot predict the full extent to which the Dodd-Frank Act will impact its business, operations or financial condition. However, compliance with these new laws and regulations may require Howard to make changes to its business and operations and will likely result in additional costs and a diversion of management’s time from other business activities, any of which may adversely impact Howard’s results of operations, liquidity or financial condition. For a more detailed description of the Dodd-Frank Act, see “Information About Howard Bancorp, Inc. and Howard Bank – Supervision and Regulation – The Dodd-Frank Act.”

Because Howard Bank serves a limited market area, Howard could be more adversely affected by an economic downturn in its market area than its larger competitors that are more geographically diverse. Howard’s current primary market area consists of the Greater Baltimore Metropolitan Area. Broad geographic diversification is not currently part of Howard Bank’s community bank focus. As a result, if Howard’s market areas suffer an economic downturn, its business and financial condition may be more severely affected by such circumstances. Factors that adversely affect the economy in Howard Bank’s target markets could reduce its deposit base and demand for its services and products and increase Howard’s credit losses. Consequently, Howard may be adversely affected, potentially materially, by adverse changes in economic conditions in and around Howard Bank’s market areas. Its larger bank competitors, for example, serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in Howard Bank’s market areas.

Further, unexpected changes in the national and local economy may adversely affect Howard Bank’s ability to attract deposits and to make loans. In particular, due to the proximity of its primary and secondary market areas to Washington, D.C., decreases in spending by the Federal government could impact Howard Bank more than banks that serve a larger or a different geographical area. Such risks are beyond Howard’s control and may have a material adverse effect on Howard’s financial condition and results of operations and, in turn, the value of its common stock.

The small to medium-sized businesses that Howard Bank lends to may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to Howard Bank that could materially harm its operating results. Howard Bank targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact Howard Bank’s market areas could cause it to incur substantial credit losses that could negatively affect Howard’s results of operations and financial condition.

Howard depends heavily on five key employees, Mary Ann Scully, Robert A. Altieri, Paul G. Brown, George C. Coffman and Charles E. Schwabe, to continue the implementation of its long-term business strategy and the loss of their services could disrupt its operations and result in reduced earnings. Ms. Scully is Howard’s President and Chief Executive Officer, Mr. Altieri is an Executive Vice President, President of Howard Bank’s Mortgage Banking Division and its Chief Specialty Lending Officer, Mr. Brown is an Executive Vice President and Howard Bank’s Chief Lending Officer, Chief Client Services Officer and Chief Credit Risk Officer, Mr. Coffman is an Executive Vice President and Howard’s Chief Financial Officer and Mr. Schwabe is an Executive Vice President and Secretary as well as Howard Bank’s Chief Administrative Officer, Chief Information Officer and Chief Operational Risk Officer. Howard believes that its continued growth and future success will depend in large part on the skills of its senior management team. Howard believes its senior management team possesses valuable knowledge about and experience in the banking industry and that their knowledge and relationships would be difficult to replicate. Howard Bank has entered into an employment agreement with each of Ms. Scully, Mr. Altieri, Mr. Brown, Mr. Schwabe and Mr. Coffman and acquired key-person life insurance on each such executive officer, but the existence of such agreements and insurance does not assure that Howard will be able to retain their services or recover losses associated with the loss of their services. The unexpected loss of the services of Ms. Scully, Mr. Altieri, Mr. Brown, Mr. Schwabe or Mr. Coffman could have a material adverse effect on Howard’s business, operations, financial condition and operating results, as well as the value of its common stock.

25

Federal and state banking agencies periodically conduct examinations of Howard’s business, including compliance with laws and regulations, and its failure to comply with any supervisory actions to which it is or becomes subject as a result of such examinations may adversely affect it. State and federal banking agencies, including the FDIC and the Maryland Commissioner, periodically conduct examinations of Howard’s business, including compliance with laws and regulations. If, as a result of an examination, a state or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of Howard’s operations had become unsatisfactory, or that it or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Howard’s capital, to restrict its growth, to assess civil monetary penalties against its officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Howard Bank’s deposit insurance. If Howard and/or Howard Bank become subject to such regulatory actions, Howard’s business, results of operations and reputation may be negatively impacted.

Many of Howard’s new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict its growth. Howard intends to complement and expand its business by continuing to pursue strategic acquisitions of banks and other financial institutions. Howard must generally receive regulatory approval before it can acquire an institution or business. Such regulatory approvals may not be granted on terms that are acceptable to Howard, or at all. Howard may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to it or, if acceptable to it, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, Howard plans to continue de novo branching as a part of its internal growth strategy and possibly enter into new markets through de novo branching. De novo branching and any acquisition carries with it numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo branches may impact Howard’s business plans and restrict its growth.

Howard’s failure to pay dividends on its preferred stock may have negative consequences, including external involvement in its board of directors. If dividends on Howard’s Series AA Preferred Stock are not paid in full for six quarterly dividend periods, whether or not consecutive, and if the aggregate liquidation preference amount of the then-outstanding shares of Series AA Preferred Stock is at least $25.0 million, the total number of positions on Howard’s board of directors will automatically increase by two and the holders of the Series AA Preferred Stock, acting as a single class, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when Howard has paid full dividends for at least four consecutive quarterly dividend periods. If full dividends have not been paid on the Series AA Preferred Stock for five or more quarterly dividend periods, whether or not consecutive, Howard must invite a representative selected by the holders of a majority of the outstanding shares of Series AA Preferred Stock, voting as a single class, to attend all meetings of its board of directors in a nonvoting observer capacity. Any such representative would not be obligated to attend any board meeting to which he or she is invited, and this right will end when Howard has paid full dividends for at least four consecutive dividend periods. Further, if Howard issues shares of its preferred stock to the holders of Patapsco’s preferred stock, such Howard preferred stock must include similar terms to the Patapsco preferred stock. In this regard, the Howard preferred stock will provide that if dividends on the preferred stock are not paid in full for six quarterly dividend periods, whether or not consecutive, the total number of positions on Howard’s board of directors will automatically increase by two and the holders of the preferred stock, acting as a single class, will have the right to elect two individuals to serve in the new director positions, and such right continues until all such dividends are paid.

Howard’s preferred shares impact net income available to its common stockholders and its earnings per share. The dividends declared on Howard’s Series AA Preferred Stock reduce, and any dividends declared on Howard’s preferred stock issued to former holder of Patapsco’s preferred stock that is not redeemed will reduce, net income available to common stockholders and its earnings per common share. The Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Howard.

26

Howard may be required to raise additional capital in the future, but that capital may not be available when it is needed on attractive terms, or at all. Howard is required by regulatory authorities to maintain adequate levels of capital to support its operations. Howard’s capital requirements for the foreseeable future are currently satisfied. Howard may at some point, however, need to raise additional capital to support its continued growth, or if its liquidity is adversely affected by external factors such as worsening economic conditions or continued economic uncertainty. Howard’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside its control. Accordingly, Howard cannot assure you of its ability to raise additional capital, if needed, on terms acceptable to it. If Howard cannot raise additional capital when needed, its ability to further expand its operations could be materially impaired, or the failure to raise additional capital could have a material adverse effect on Howard’s liquidity, financial condition or results of operations. In addition, if Howard decides to raise additional equity capital, your interest in Howard could be diluted. Furthermore, if Howard raises additional capital through the issuance of debt securities, there can be no assurance that sufficient revenues or cash flow will exist to service such debt.

The market value of Howard’s investments could negatively impact stockholders’ equity. All of Howard’s securities investment portfolio as of December 31, 2014 has been designated as available for sale pursuant to Statement of Financial Accounting Standards, Accounting Standards Codification (“ASC”) Topic 320 – “Investments. ASC Topic 320 requires that unrealized gains and losses in the estimated value of the available for sale portfolio be “marked to market” and reflected as a separate item in stockholders’ equity, net of tax. If the market value of the investment portfolio declines, this could cause a corresponding decline in Howard’s stockholders’ equity.

Howard Bank’s lending limit may limit Howard’s growth. Howard Bank is limited in the amount it can loan to a single borrower by the amount of its capital. Generally, under current law, Howard Bank may lend up to 15% of its unimpaired capital and surplus to any one borrower. Based upon its current capital levels, the amount Howard Bank may lend is significantly less than that of many of its competitors and may discourage potential borrowers who have credit needs in excess of its lending limit from doing business with Howard Bank. Howard Bank accommodates larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available.

Howard Bank is a community bank and its ability to maintain its reputation is critical to the success of its business and the failure to do so may materially adversely affect Howard’s performance. Howard Bank is a community bank, and its reputation is one of the most valuable components of Howard’s business. As such, Howard strives to conduct its business in a manner that enhances Howard Bank’s reputation. This is done, in part, by recruiting, hiring and retaining employees who share Howard’s core values of being an integral part of the communities it serves, delivering superior service to its customers and caring about its customers and associates. If Howard’s or Howard Bank’s reputation is negatively affected, by the actions of their employees or otherwise, Howard’s business and, therefore, its operating results may be materially adversely affected.

Consumers may decide not to use banks to complete their financial transactions. Technology and other changes are allowing consumers to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on Howard’s financial condition and results of operations.

Strong competition within Howard’s market area may limit Howard’s growth and profitability. Competition in the banking and financial services industry is intense. In its market area, Howard Bank competes with, among others, commercial banks, savings institutions, mortgage brokerage firms, credit unions, mutual funds, and insurance companies operating locally and elsewhere. There are also a number of smaller community-based banks that pursue similar operating strategies as Howard Bank. In addition, some of Howard Bank’s competitors have recently offered loans with lower fixed rates and loans on more attractive terms than Howard Bank has been willing to offer. Howard’s continued profitability depends upon Howard Bank’s continued ability to successfully compete in its market area. The greater resources and deposit and loan products offered by Howard Bank’s competition may limit its ability to increase its interest earning assets. See “Information About Howard Bancorp, Inc. and Howard Bank – Business of Howard Bank – Competition” for more information about competition in Howard’s market area.

27

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect Howard’s ability to market its products and services. Also, technology has lowered barriers to entry and made it possible for banks to compete in Howard’s market without a retail footprint by offering competitive rates, as well as non-banks to offer products and services traditionally provided by banks. Additionally, due to their size, many competitors may offer a broader range of products and services as well as better pricing for certain products and services than Howard Bank can, which could affect Howard’s ability to grow and remain profitable on a long-term basis. Howard’s profitability depends upon Howard Bank’s ability to successfully compete in its market area. If Howard Bank must raise interest rates paid on deposits or lower interest rates charged on its loans, Howard’s net interest margin and profitability could be adversely affected.

Anti-takeover provisions in Howard’s corporate documents and in Maryland corporate law may make it difficult and expensive to remove current management. Anti-takeover provisions in Howard’s corporate documents and in Maryland law may render the removal of Howard’s existing board of directors and management more difficult. Consequently, it may be difficult and expensive for Howard’s stockholders to remove current management, even if current management is not performing adequately.

Howard’s articles of incorporation limit the liability of its directors and officers. Howard’s articles of incorporation provide that, to the full extent permitted by Maryland law, no director or officer of Howard will be liable to Howard or its stockholders for money damages. This limitation could impair the ability of Howard and its stockholders to recover for damages resulting from acts or omissions of Howard’s directors and officers.

The market price for Howard’s common stock may be volatile. The market price of Howard’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding its operations or business prospects. Factors that may affect market sentiment include:

•	operating results that vary from the expectations of Howard’s management or of securities analysts and investors;

•	developments in Howard’s business or in the financial service sector generally;

•	regulatory or legislative changes affecting Howard’s industry generally or its business and operations in particular;

•	operating and securities price performance of companies that investors consider to be comparable to Howard;

•	changes in estimates or recommendations by securities analysts;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by Howard or its competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

While the U.S. and other governments continue efforts to restore confidence in financial markets and promote economic growth, market and economic turmoil could still occur in the near- or long-term, negatively affecting Howard’s business, financial condition and results of operations, as well as the price, trading volume and volatility of its common stock.

28

Howard can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of stockholders’ interests in Howard and could depress its stock price. Howard’s articles of incorporation currently authorize an aggregate of 10 million shares of common stock, 4,156,037 of which are outstanding as of the date of this joint proxy statement/prospectus, 2,173,913 of which are reserved for issuance in the private placement, 246,119 of which are reserved for issuance pursuant to outstanding options granted under Howard’s stock incentive plans and employment agreements and 664,218 of which are reserved for issuance pursuant to future grants under Howard’s stock incentive plans, and a minimum of 478,702 and a maximum of 893,577 of which are offered hereby. Howard’s board of directors has the authority to amend its articles of incorporation, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of any class of stock that Howard has the authority to issue. The board of directors is further authorized to issue additional shares of common stock and preferred stock, at such times and for such consideration as it may determine, without stockholder action. The ability of Howard’s board of directors to increase Howard’s authorized shares of capital stock, and the existence of authorized but unissued shares of common stock and preferred stock, could have the effect of rendering more difficult or discouraging hostile takeover attempts, or of facilitating a negotiated acquisition and could affect the market for and price of Howard’s common stock. Except for contractual preemptive rights granted to two stockholders that purchased Howard common stock in a private placement that Howard consummated in conjunction with its initial public offering in July 2012, which rights expire in July 2015, Howard’s common stockholders do not have preemptive rights to purchase shares of its capital stock (that is, the right to purchase a stockholder’s pro rata share of any securities issued by Howard), and, accordingly, any future offering of capital stock could have a dilutive effect on holders of Howard’s common stock generally. For more information regarding the contractual preemptive rights granted to such stockholders, see “Description of Howard Capital Stock – Common Stock.”

Additional Risk Factors Associated with Patapsco Related to the Merger

Patapsco and Patapsco Bank have entered into a written agreement with their regulators that may result in adverse results to Patapsco’s operations.  On October 18, 2012, Patapsco and Patapsco Bank entered into a written agreement with the Federal Reserve Bank and the Maryland Commissioner. The written agreement, which is a formal enforcement action initiated by the regulators, requires Patapsco and Patapsco Bank to take certain measures to improve their safety and soundness and maintain ongoing compliance with applicable laws. The written agreement sets forth the actions that Patapsco, Patapsco Bank and their boards of directors must undertake to address the issues outlined in the written agreement. The written agreement includes timeframes to implement the compliance provisions contained therein and a requirement to regularly report to the regulators. The written agreement will remain in effect until terminated, modified or suspended by the Federal Reserve Bank and the Maryland Commissioner.

The impact of the written agreement on Patapsco’s operations may have an adverse impact on the financial condition and operations, including maintaining acceptable liquidity levels, and may negatively impact the financial condition, results of operations, and business operations of the combined company after the merger. While Howard and Howard Bank do not believe they will be subject to these agreements after the merger is completed, they cannot assure you that the written agreement will be terminated after the merger and the bank merger.

Patapsco’s asset quality may deteriorate prior to completion of the merger. Patapsco’s non-performing assets, including other real estate owned (“OREO”), were $3.1 million at March 31, 2015, compared to $5.7 million at March 31, 2014. Non-performing assets, including OREO, as a percentage of total assets were 1.39% at March 31, 2015, compared to 2.44% at March 31, 2014. Net charge-offs for the nine months ended March 31, 2015 were $371,000, compared to $132,000 for the nine months ended March 31, 2014. This improvement in asset quality may not continue, however, and should Patapsco’s asset quality deteriorate, this may have an adverse effect on Patapsco’s financial and capital positions and, upon consummation of the merger, Howard’s financial and capital positions.

Risk Factors as they Relate to Patapsco Stockholders in Connection with the Merger

Patapsco’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Patapsco stockholders. In considering the information contained in this joint proxy statement/prospectus, you should be aware that Patapsco’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Patapsco stockholders. The Patapsco and Patapsco Bank directors who collectively hold approximately 17.74% of the outstanding shares of Patapsco common stock have agreed to vote in favor of the merger proposal. This voting agreement may have the effect of discouraging persons from making a proposal to acquire Patapsco. Further, certain executive officers of Patapsco may be entitled to payments in connection with the merger under existing arrangements. Howard and Howard Bank have also agreed to appoint or elect two persons selected by Patapsco, which the merger agreement contemplates will be Thomas P. O’Neill and Gary R. Bozel, who will be compensated for their service on the board of directors of Howard Bank. In addition, Howard Bank will constitute a Towson Area Regional Advisory Board and the remaining Patapsco Bank directors will have the opportunity to join the advisory board. Finally, Howard has agreed to offer employment to Patapsco’s President and Chief Executive Officer pursuant to the terms of an employment agreement negotiated by the parties. These and certain other additional interests of Patapsco’s directors and executive officers are described in detail in “The Merger Agreement and the Merger – Interests of Directors and Officers in the Merger.” These circumstances may cause some of Patapsco directors and executive officers to view the proposed transaction differently than you view it.

29

Patapsco stockholders may not receive the form of merger consideration that they elect. Depending on the elections made by all Patapsco stockholders, certain Patapsco stockholders who elect to receive the cash consideration may instead receive shares of Howard common stock for all or a portion of their shares of Patapsco common stock, or some Patapsco stockholders who elect to receive the stock consideration may instead receive cash for all or a portion of their shares of Patapsco common stock.

If Patapsco stockholders oversubscribe for the cash portion of the merger consideration, those Patapsco stockholders electing to receive cash will have the amount of cash they selected reduced and will receive all or a portion of their consideration in the form of shares of Howard common stock. Similarly, if Patapsco stockholders oversubscribe for the Howard common stock portion of the merger consideration, those Patapsco stockholders electing to receive shares of Howard common stock will have the amount of common stock they selected reduced and will receive all or a portion of their consideration in the form of cash. The allocation process will be administered by Howard’s exchange agent as set forth in the merger agreement, and any such allocations will be made on a pro rata basis. Accordingly, at the time Patapsco stockholders vote on the proposal to approve the merger agreement and the merger, they will not know the form of merger consideration that they will receive, regardless of their intended election. In addition, to the extent that Patapsco stockholders receive all or a portion of the merger consideration in a form that they did not elect, they also will not know the tax consequences that will result upon the exchange of their shares of Patapsco common stock. See “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

The value of the per-share stock consideration will decrease if the Average Price falls below $9.00. As discussed above, the exchange ratio will be based on the Average Price, but if the Average Price falls below $9.00, the exchange ratio will not be further adjusted and will be fixed at 0.5656. Therefore, if the Average Price decreases to below $9.00, the value of shares of Howard common stock that a Patapsco stockholder receives in the merger will decline correspondingly with declines in the Average Price to and as of the date that the merger consideration is received.

Accordingly, at the time of the annual meeting of Patapsco stockholders and prior to the election deadline, Patapsco stockholders will not know or be able to calculate precisely the amount of the consideration they will receive, the exchange ratio that will be used to determine the number of shares of Howard common stock that they would receive upon completion of the merger, or the value of any shares of Howard common stock they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the businesses, operations and prospects of Howard and regulatory considerations. Many of these factors are beyond Howard’s control. You should obtain current market quotations for shares of Howard common stock.

Patapsco has the option, but is not required, to terminate the merger agreement if the Average Price of the Howard common stock at any time during the two business day period beginning on the fifth business day immediately prior to the closing of the merger falls below $7.20 and certain other criteria are satisfied regarding decreases in the NASDAQ Bank Index. Patapsco cannot predict at this time whether or not its board of directors would exercise its right to terminate the merger agreement if these conditions were met. The merger agreement does not provide for a resolicitation of Patapsco stockholders in the event that the conditions are met and the Patapsco board nevertheless chooses to complete the transaction.

30

The merger agreement limits Patapsco’s ability to pursue alternative transactions to the merger and requires Patapsco to pay a termination fee if it does. The merger agreement prohibits Patapsco and its directors, officers, representatives and agents, subject to narrow exceptions, from initiating, encouraging, soliciting or entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits Patapsco’s ability to pursue offers from other possible acquirers that may be superior from a financial point of view. If Patapsco receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Howard and the merger agreement is terminated, Patapsco would be required to pay a termination fee of $500,000. This fee makes it less likely that a third party will make an alternative acquisition proposal.

The federal income tax consequences of the merger for Patapsco’s stockholders will be dependent upon the merger consideration received. The federal income tax consequences of the merger to you will depend upon the merger consideration you receive. In general, if you exchange your shares of Patapsco common stock solely for cash, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your Patapsco common stock. If you receive solely Howard common stock in exchange for your Patapsco common stock, you generally will not recognize any gain or loss for federal income tax purposes. However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Howard common stock. If you receive a combination of cash and Howard common stock in the transaction, you generally will not recognize loss but will recognize gain, if any, to the extent of any cash received. For a more detailed discussion of the federal income tax consequences of the transaction to you, see “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

After the merger is completed, Patapsco stockholders who receive Howard common stock for some or all of their shares of Patapsco common stock will become Howard stockholders and will have different rights that may be less advantageous than their current rights. Upon completion of the merger, Patapsco stockholders who receive Howard common stock for some or all of their shares of Patapsco common stock will become Howard stockholders. Differences in Patapsco’s articles of incorporation and bylaws and Howard’s articles of incorporation and bylaws will result in changes to the rights of Patapsco stockholders who become Howard stockholders. For more information, see “Comparison of Stockholder Rights.” A stockholder of Patapsco may conclude that his, her or its current rights under Patapsco’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Howard stockholder under Howard’s articles of incorporation and bylaws.

Patapsco’s stockholders will have less influence as stockholders of Howard than as stockholders of Patapsco. Patapsco stockholders currently have the right to vote in the election of the board of directors of Patapsco and on other matters affecting Patapsco. The stockholders of Patapsco as a group will own between approximately ___% and ____% of the combined organization (Howard and Patapsco). When the merger occurs, each stockholder that receives shares of Howard common stock will become a stockholder of Howard with a percentage ownership of the combined organization smaller than such stockholder’s percentage ownership of Patapsco. Because of this, stockholders of Patapsco will have less influence on the management and policies of Howard than they now have on the management and policies of Patapsco.

Risk Factors Relating to Patapsco’s Business

This section discusses risks relating to Patapsco’s business and includes risks it will continue to face until consummation of the merger or if the merger is not consummated. References to “Patapsco” include its subsidiary Patapsco Bank as the context requires.

Patapsco depends on the services of key personnel and it cannot be certain that it will be able to hire or retain such personnel or hire replacements. Patapsco’s financial performance is dependent in large measure upon our management team successfully executing our business strategies. Patapsco relies heavily on its President and Chief Executive Officer, Philip Phillips. The loss of Mr. Phillips could have a material adverse impact on Patapsco’s operations because, as a small company, it has fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to Patapsco’s business and could have a material adverse effect on its business, financial condition, and results of operations.

Changes in local economic conditions could reduce Patapsco’s income and growth, and could lead to higher levels of problem loans and charge-offs. Patapsco makes loans, and most of its assets are located, in the Baltimore, Maryland metropolitan area market. Adverse changes in economic conditions in these markets could hurt Patapsco’s ability to collect loans, could reduce the demand for loans, and otherwise could negatively affect its performance and financial condition.

31

Strong competition within Patapsco’s market area could reduce its profits and slow growth. Patapsco Bank faces intense competition both in making loans and attracting deposits. This competition has made it more difficult for Patapsco Bank to make new loans and at times has forced it to offer higher deposit rates. Price competition for loans and deposits might result in Patapsco earning less on its loans and paying more on its deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2014, Patapsco Bank held 0.72% of the deposits in the Baltimore County, Maryland, which was the 19th largest market share of deposits out of the 38 financial institutions in the metropolitan statistical area. Several of the institutions with which Patapsco Bank competes have substantially greater resources and lending limits than we have and may offer services that it does not provide. Patapsco expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Patapsco’s profitability depends upon its continued ability to compete successfully in its market area.

Changes in interest rates could reduce Patapsco’s net interest income and earnings. Patapsco’s net interest income is the interest it earns on loans and investments less the interest it pays on our deposits and borrowings. Patapsco’s net interest spread is the difference between the yield we earn on its assets and the interest rate it pays for deposits and its other sources of funding. Changes in interest rates – up or down – could adversely affect Patapsco’s net interest spread and, as a result, its net interest income and net interest margin. Although the yield Patapsco earns on its assets and its funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing its net interest margin to expand or contract. Patapsco’s liabilities tend to be shorter in duration than its assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, Patapsco’s funding costs may rise faster than the yield it earns on our assets, causing its net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of Patapsco’s fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the “yield curve” – or the spread between short-term and long-term interest rates – could also reduce Patapsco’s net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because Patapsco’s liabilities tend to be shorter in duration than its assets, when the yield curve flattens or even inverts, it could experience pressure on its net interest margin as its cost of funds increases relative to the yield it can earn on its assets.

Patapsco’s growth and expansion may be limited by many factors. Patapsco has pursued and intends to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without corresponding increases in noninterest expenses. Patapsco cannot assure you that it will be successful in continuing its growth strategies, due, in part, to delays and other impediments inherent in its highly regulated industry, limited availability of qualified personnel or unavailability of suitable branch sites. In addition, the success of Patapsco’s growth strategy will depend, in part, on continued favorable economic conditions in its market area.

New capital rules that were recently issued generally require insured depository institutions and their holding companies to hold more capital. The impact of the new rules on Patapsco’s financial condition and operations is uncertain but could be materially adverse. In July 2013, the FRB and the OCC adopted a final rule for the Basel III capital framework. These rules substantially amend the regulatory risk-based capital rules applicable to Patapsco. The rules phase in over time beginning in 2015 and will become fully effective in 2019. Beginning in 2015, Patapsco’s minimum capital requirements will be (i) a common Tier 1 equity ratio of 4.5%, (ii) a Tier 1 capital (common Tier 1 capital plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). Patapsco’s leverage ratio requirement will remain at the 4% level now required. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a requirement of 2.5% on top of the common Tier 1, Tier 1 and total capital requirements, resulting in a required common Tier 1 equity ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions. It is management’s belief that, as of March 31, 2015, Patapsco Bank would have exceeded all capital adequacy requirements under Basel III to be considered well capitalized on a fully phased-in basis if such requirements were currently effective.

32

Patapsco is dependent on its information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on it. Patapsco’s business is dependent on the successful and uninterrupted functioning of its information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt Patapsco’s operations. Because Patapsco’s information technology and telecommunications systems interface with and depend on third-party systems, it could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise Patapsco’s ability to operate effectively, damage its reputation, result in a loss of customer business, and/or subject it to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on Patapsco.

In addition, Patapsco provides its customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet and other remote channels is a critical element of remote banking. Patapsco’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. Patapsco may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that Patapsco’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose Patapsco to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in Patapsco’s systems and could materially and adversely affect it.

Additionally, financial products and services have become increasingly technology-driven. Patapsco’s ability to meet the needs of its customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than Patapsco does and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on Patapsco’s business and therefore on its financial condition and results of operations.

In the event the merger is not completed Patapsco will no longer be able to defer the payment of interest on its outstanding trust preferred securities. Though Patapsco has deferred the payment of interest on its subordinated debentures related to the trust preferred securities, it continues to accrue interest expense related to the trust preferred securities. Patapsco recognized interest expense of $82,000, $87,000, $113,000, $80,000 and $303,000 on the trust preferred securities during the nine months ended March 31, 2015 and 2014 and years ended June 30, 2014, 2013 and 2012, respectively.

Under the terms of the subordinated debentures, Patapsco’s deferral of interest payments for up to 20 consecutive quarters does not constitute an event of default. During the deferral period, the deferred interest payments continue to accrue. To the extent applicable law permits interest on interest, the deferred interest payments also accrue interest at the rates specified in the corresponding indentures, compounded quarterly. This deferral period expires with the payment due on June 15, 2015. All of the deferred interest and the compounded interest are due in full at the end of the applicable deferral period. If Patapsco fails to pay the deferred and compounded interest at the end of the deferral period, the trustee of the trust, or the holders of 25% of the outstanding principal amount of its trust preferred securities, would have the right to exercise various remedies, including demanding immediate payment in full of the entire outstanding principal amount of the subordinated debentures.

Patapsco’s ability to resume the payment of interest on the subordinated debentures will depend on Patapsco Bank's ability to generate earnings and pay dividends to Patapsco. However, Patapsco Bank’s ability to pay dividends is prohibited by the written agreement with its regulators without prior regulatory approval. As a result, if by June 15, 2015 the written agreement is not terminated, or if Patapsco does not achieve sufficient profitability for Patapsco Bank so that its regulators would grant approval for Patapsco Bank to pay dividends, Patapsco will be unable to resume the payment of interest on the subordinated debentures. Even if Patapsco Bank is able to resume paying dividends, there can be no assurance that the amount of dividends would be sufficient to pay the entire amount of interest due under the subordinated debentures at the end of the deferral period.

33

Unless Patapsco obtains a waiver of any event of default under the applicable trust preferred security agreements caused by Patapsco Statutory Trust I’s failure to make payment of amounts due and payable on the trust preferred securities and allowing continued deferral of dividends on the trust preferred securities until the effective time of the merger, and subject to regulatory approval, Howard has agreed to purchase from Patapsco a sufficient number of shares of preferred stock at $1,000 per share to allow Patapsco to bring current the payment of deferred interest through June 15, 2015 on Patapsco’s subordinated debentures issued to Patapsco Statutory Trust I, and Patapsco will use the proceeds from the sale of the preferred stock to bring current interest on such subordinated debentures.

MARKET PRICE AND DIVIDEND INFORMATION, RELATED STOCKHOLDER MATTERS

Howard common stock is listed and trades on the NASDAQ Capital Market under the symbol “HBMD.” As of _____________, 2015, there were ________ shares of Howard common stock outstanding, which were held by ____ holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for _____ additional shares of Howard common stock.

Patapsco common stock is quoted on the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “PATD.” As of _____________, 2015, there were ________ shares of Patapsco common stock outstanding, which were held by ____ holders of record.

The number of stockholders for each of Howard and Patapsco noted above does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table shows, for the indicated periods, the high and low sales prices per share for Howard and Patapsco common stock, as reported on Nasdaq and the OTCBB, respectively, and dividends declared and paid per share of Howard and Patapsco common stock.

	Howard			Patapsco
	High	Low	Dividend Declared	High	Low	Dividend Declared
2015
First Quarter	$14.90	$10.75	$—	$4.75	$2.90	$—
2014
First Quarter	$19.99	$9.25	$—	$2.75	$2.25	$—
Second Quarter	11.30	9.50	—	2.86	2.25	—
Third Quarter	11.20	9.25	—	3.59	2.50	—
Fourth Quarter	12.00	9.84	—	3.29	2.55	—

2013
First Quarter	7.09	6.10	—	2.25	0.91	—
Second Quarter	8.02	6.85	—	3.52	2.05	—
Third Quarter	9.10	7.26	—	3.40	2.60	—
Fourth Quarter	10.10	8.24	—	2.50	2.10	—

On (i) February 26, 2015, the last full trading day before public announcement of the execution of the merger agreement on which shares of Patapsco common stock were traded on the OTCBB, and February 27, 2015, the last full trading day before public announcement of the execution of the merger agreement on which shares of Howard common stock were traded on the NASDAQ Capital Market, and (ii) April 28, 2015, the last practicable trading date before the date of this joint proxy statement/prospectus on which shares of Howard common stock and Patapsco common stock were traded on the NASDAQ Capital Market and the OTCBB, respectively, were traded, the high, low and closing sales prices for Howard and Patapsco common stock were as follows:

	February 26/27, 2015			April 28, 2015
	High	Low	Closing	High	Low	Closing
Howard	$13.75	$13.75	$13.75	$13.92	$13.12	$13.12
Patapsco	$3.028	$3.02	$3.02	$4.77	$4.77	$4.77

34

Dividends

Howard has not paid any dividends on its common stock since its inception and presently does not intend to pay any dividends in the foreseeable future. Howard expects that it will retain all earnings, if any, for operating capital. Howard’s ability to pay dividends is dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Maryland and federal law and regulations, its income and financial condition, tax considerations, and general business conditions. In addition, there are restrictions on Howard’s ability to pay dividends on its common stock if it is in arrears in the required dividend payment on its Series AA Preferred Stock.

On October 18, 2012, Patapsco and Patapsco Bank entered into a written agreement with the Federal Reserve Bank and the Maryland Commissioner. Under the terms of the written agreement Patapsco and Patapsco Bank may not declare or pay dividends without the prior written approval of the Federal Reserve Bank and the Director of the Division of Banking Supervision and Regulation of the FRB and, as to Patapsco Bank, the Maryland Commissioner.

In addition, under the terms of the Troubled Asset Release Program (“TARP”) Capital Purchase Program, until the earlier of the third anniversary of the date of issuance of Patapsco’s Series A Cumulative Perpetual Preferred Stock and the date on which the Series A Cumulative Perpetual Preferred Stock has been redeemed in whole or Treasury has transferred all of the Series A Cumulative Perpetual Preferred Stock to third parties, Patapsco is prohibited from increasing dividends on its common stock from the last quarterly cash dividend per share ($0.07) declared on the common stock prior to December 5, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including its common stock, without Treasury’s consent. Furthermore, as long as the Series A Cumulative Perpetual Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including Patapsco’s common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. Finally, under the terms of its trust preferred securities, Patapsco may not declare or pay dividends on its common or preferred stock while it has deferred interest payments on its debentures. As a result, Patapsco currently is not permitted to pay dividends on its common stock.

MARKET VALUE OF SECURITIES

The following table sets forth the market value per share of Howard common stock, the market value per share of Patapsco common stock and the equivalent market value per share of Patapsco common stock on February 26, 2015 (the last business day preceding public announcement of the merger on which shares of each of Howard common stock and Patapsco common stock were traded on the NASDAQ Capital Market and the OTCBB, respectively) and April 28, 2015 (the latest practicable trading day before the date of this joint proxy statement/prospectus on which shares of each of Howard common stock and Patapsco common stock were traded on the NASDAQ Capital Market and the OTCBB, respectively). The equivalent market value per share of Patapsco common stock indicated in the table is derived from assumed exchange ratios based on the Average Price on the applicable date ($11.98 on February 18, 2015 and $13.97 on April 20, 2015) multiplied by the closing sales price of Howard common stock on such date. The exchange ratios are subject to adjustment based on the Average Price on the determination date. For more information, see the section entitled “The Merger Agreement and The Merger – Terms of the Merger – What Patapsco Stockholders Will Receive in the Merger.”

The historical market values per share of Howard common stock and Patapsco common stock and the historical market value of Howard common stock used to determine the equivalent market value per share of Patapsco common stock are the per share closing sales prices on February 26, 2015 and April 28, 2015, respectively, as reported on the OTCBB with respect to Patapsco common stock and on Nasdaq with respect to Howard common stock.

			Equivalent Market Value Per Share of Patapsco
	Howard Historical	Patapsco Historical	In Howard Common Stock	In Cash
February 26, 2015	$14.00	$3.02	$5.95	$5.09
April 28, 2015	$13.12	$4.77	$4.78	$5.09

35

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical Howard and Patapsco per share data and the unaudited pro forma combined Howard and Patapsco equivalent per share financial data for the twelve months ended December 31, 2014. This data should be read together with Howard’s and Patapsco’s historical financial statements and notes thereto, included elsewhere in this joint proxy statement/prospectus. The per share data is not necessarily indicative of the operating results that Howard would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

Unaudited Pro Forma Comparative Per Share Data

For The Twelve Months Ended December 31, 2014

(Amounts in Thousands, except per share data)

				Proforma
				Equivalent
	Howard	Patapsco	Proforma	Patapsco
	Bancorp	Bancorp	Combined	Share (1)

For the twelve months ended December 31, 2014
Basic earnings (loss) per common share	$2.53	$0.87	$2.69	$0.98
Diluted earnings (loss) per common share	2.48	0.87	2.65	0.96

Dividends Declared:
For the twelve months ended December 31, 2014	$-	$-	$-	$-

Book Value:
As of December 31, 2014	$11.36	$5.03	$11.16	$4.06

(1)    Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 0.3643 as outlined in Footnote 1 to the unaudited pro forma combined balance sheet and statement of operations.

The pro forma combined basic earnings and diluted earnings of Howard’s common stock is based on the pro forma combined net income per common share for Howard and Patapsco divided by the pro forma common shares or diluted common shares of the combined entity, assuming 80% of the outstanding shares of Patapsco common stock are exchanged for Howard common stock at an exchange ratio of 0.3643 shares of Howard common stock for each share of Patapsco common stock. The pro forma information includes adjustments related to the estimated fair value of assets and liabilities and is subject to adjustment as additional information becomes available and as additional analysis is performed. The pro forma information does not include anticipated cost savings or revenue enhancements.

The pro forma combined book value of Howard’s common stock is based on pro forma combined common shareholders’ equity of Howard and Patapsco divided by total pro forma common shares of the combined entities, assuming 80% of the outstanding shares of Patapsco common stock are exchanged for Howard common stock at an exchange ratio of 0.3643 shares of Howard common stock for each share of Patapsco common stock. The unaudited pro forma combined consolidated information does not include anticipated cost savings or revenue enhancements.

36

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements include statements regarding the financial condition, results of operations, earnings outlook, businesses and prospects of Howard and Patapsco, and the potential combined company, as well as statements applicable to the period following the completion of the merger and those items listed below:

(1) The effects and benefits of the merger, including: (a) future financial operating results and performance; (b) the expected consummation of the merger including the timing thereof; (c) the expected pro forma effects of the merger, including that Howard’s expectation that the merger to be accretive to its earnings in the first year after closing and expected increases in Howard’s non-interest expenses resulting from the merger; and (d) the expectation that Howard and Howard Bank will not be subject to Patapsco and Patapsco Bank’s written agreement with their regulators after the merger.

(2) With respect to Howard: (a) statements of Howard’s goals, intentions and expectations, particularly with respect to its business plan and strategies, including the expected opening of its new Columbia, Maryland branch, branch expansion and closures, market share and asset growth, expected increase in residential real estate lending, revenue and profit growth and expanding client relationships; (ii) acquisition intensions outside of the pending merger with Patapsco; (iii) statements regarding Howard’s asset quality of its investment portfolios and anticipated recovery and collection of unrealized losses on securities available for sale; (iv) statements with respect to Howard’s allowance for credit losses, and the adequacy thereof; (v) statement with respect to having adequate liquidity levels; (vi) Howard’s belief that it will retain a large portion of maturing certificates of deposit; (vii) the impact on Howard of recent changes to accounting standards; (viii) future cash requirements relating to commitments to extend credit; and (ix) the impact of interest rate changes on Howard’s net interest income.

(3) With respect to Patapsco, statements regarding the adequacy of the allowance for loan losses and having sufficient funds to meet obligations.

You can identify forward-looking statements because they are not historical facts and often include the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “anticipates,” “plans” or similar terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to:

•	the businesses of Patapsco may not be integrated into Howard successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized, or realized within the expected timeframe;

•	Howard may not have taken adequate discounts for Patapsco’s loans and other assets;

•	disruption in the parties’ businesses as a result of the announcement and pendency of the merger;

•	the possibility of merger arbitrage activity as a result of the stock price premium being paid;

•	revenues following the merger may be lower than expected;

•	customer and employee relationships and business operations may be disrupted by the merger;

37

•	the ability to obtain required regulatory and stockholder approvals;

•	the ability to complete the merger in the expected timeframe may be more difficult, time-consuming or costly than expected, or the merger may not be completed at all;

•	changes in loan default and charge-off rates;

•	changes in demand for loan products or other financial services;

•	reductions in deposit levels necessitating increased borrowings to fund loans and investments;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	sustained elevated in the unemployment rate in Howard Bank’s and Patapsco Bank’s target markets;

•	inflation and changes in interest rates and monetary policy that could adversely affect Howard and/or Patapsco;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	the ability of Howard Bank and Patapsco Bank to retain key personnel;

•	the ability of Howard and Howard Bank to enter new markets successfully and capitalize on growth opportunities, and to otherwise implement its growth strategy;

•	the risk of loan losses and that the allowance for loan losses may be insufficient;

•	changes in competitive, governmental, regulatory, technological and other factors that may affect Howard or Patapsco specifically or the banking industry generally;

•	that the market value of investments could negatively impact stockholders’ equity;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board;

•	the other risks discussed in this joint proxy statement/prospectus, in particular in the “Risk Factors” section of this joint proxy statement/prospectus; and

•	other risk factors detailed from time to time in filings made by Howard and Patapsco with the SEC.

And, with respect to Patapsco:

•	changes Patapsco makes as a result of its ongoing review of its business and operations;

•	economic conditions nationally and in its market area; and

•	implementation of changes in lending practices and lending operations.

Forward-looking statements speak only as of the date they are made. You should not place undue reliance on any forward-looking statements. Howard and Patapsco undertake no obligation to update or clarify these forward-looking statements to reflect factual assumptions, circumstances or events that have changed after such a forward-looking statement was made.

38

RECENT DEVELOPMENTS

Howard’s Results for the Three Months Ended March 31, 2015

On April 23, 2015, Howard reported its financial results for the three months ended March 31, 2015 as follows.

39

Howard Bancorp, Inc.

	Three months ended March 31,
(in thousands, except per share data.)	2015	2014
Operations Statement Data:
Interest income	$7,426	$4,943
Interest expense	659	515
Net interest income	6,767	4,428
Provision for credit losses	250	176
Noninterest income	2,349	623
Noninterest expense	7,835	4,493
Federal and state income tax expense	382	116
Net income	649	266
Preferred Stock Dividends	31	31
Net income available to common shareholders	618	235

Per share data and shares outstanding:
Earnings per common share, basic	$0.15	$0.06
Book value per common share at period end	$11.53	$8.88
Tangible Book value per common share at period end	$11.21	$8.80

Average common shares outstanding	4,145,709	4,090,844
Shares outstanding at period end	4,147,633	4,090,402

Financial Condition data:
Total assets	$710,480	$508,011
Loans held for sale	49,159	17,034
Loans receivable (gross)	570,437	416,632
Allowance for credit losses	3,839	2,700
Other interest-earning assets	58,947	59,194
Total deposits	580,655	401,298
Borrowings	60,532	57,127
Total stockholders’ equity	60,383	48,888
Common equity	47,821	36,326

Average assets	690,836	496,234
Average stockholders' equity	58,678	48,810
Average common stockholders' equity	46,116	36,248

Selected performance ratios:
Return on average assets	0.38%	0.22%
Return on average common equity	5.71%	2.98%
Net interest margin(1)	4.19%	3.86%
Efficiency ratio(2)	85.95%	88.95%

Asset quality ratios:
Nonperforming loans to gross loans	0.66%	0.71%
Allowance for credit losses to loans	0.67%	0.65%
Allowance for credit losses to nonperforming loans	102.40%	91.43%
Nonperforming assets to loans and other real estate	1.09%	1.27%
Nonperforming assets to total assets	0.88%	1.05%

Capital ratios:
Leverage ratio	8.56%	9.77%
Tier I risk-based capital ratio	9.99%	11.01%
Total risk-based capital ratio	10.64%	11.62%
Average equity to average assets	8.49%	9.84%

(1) Net interest margin is net interest income divided by average earning assets.

(2) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

40

Howard reported net income available to common shareholders of $618 thousand, or $0.15 per share, for the quarter ended March 31, 2015, compared to $235 thousand, or $0.06 per share, for the quarter ended March 31, 2014. The increase in net income was driven by sizable increases in both of Howard’s core sources of revenues, net interest income and noninterest income, partially offset by increases in the level of noninterest expense during the quarter. As discussed below, expense levels were impacted by not only higher levels of recurring operating costs due to Howard’s recent growth, but also higher levels of expenses relating to operating two core data processing systems for the first quarter, along with the costs to support these parallel operations. Also included in noninterest expense for the first quarter of 2015, as discussed in more detail below, were non-recurring expenses of nearly $423 thousand related to due diligence, legal and other costs relating to the signing of the merger agreement, and costs related to the data conversion of its acquisition of NBRS Financial Bank (“NBRS”). These non-recurring expenses, net of tax, negatively impacted reported earnings per share by $0.06 for the first quarter.

Howard’s total assets increased by $202.5 million, or 40%, when comparing March 31, 2015 assets of $710.5 million to $508.0 million at the same point in 2014. Total loans outstanding of $570.4 million at the end of March 2015 showed an increase of nearly 37% compared to total loans of $416.6 million at March 31, 2014. With the continuing development of Howard’s mortgage banking operations, its loans held for sale increased dramatically from $17.0 million at March 31, 2014 to $49.2 million at March 31, 2015. Total deposits grew by $179.4 million, or 45%, from March 31, 2014 to March 31, 2015. Funding for the increases in loans held for sale and the portfolio loan growth came principally from Howard’s deposit growth with only a small increase in its borrowing levels.

Howard’s net interest income for the quarter ended March 31, 2015 was $6.8 million versus $4.4 million for the first three months of 2014, an increase of approximately $2.4 million, or 53%. The growth in loans and an increase in yields generated an increase in total interest income for the first quarter of 2015 of $2.5 million, or 50%, over the same period in 2014. Total interest expense increased only $144 thousand, or 28%, for the first quarter of 2015 versus the same period in 2014 despite overall growth in deposits of 45% and an increase in borrowing levels of 6%. Howard’s ability to contain interest expense was principally driven by the continuing favorable shift in the composition of its deposits and its ability to attract and maintain lower cost funding sources.

Howard’s provision for credit losses for the first quarter of 2015 was $250 thousand compared to $176 thousand for the same period in 2014. The ratio of the allowance for credit losses as a percentage of total loans outstanding increased from 0.65% at March 31, 2014 to 0.67% at March 31, 2015. As a percentage of non-acquired loans this ratio was 0.78% at March 31, 2015, which provides a more meaningful comparison to 2014 levels since the acquired loans are recorded at the fair market value at time of acquisition. One of Howard Bank’s primary measures of asset quality is the ratio of non-accrual loans and OREO as a percentage of total assets. This asset quality measure showed improvement for the 2015 period with a ratio of 0.88% at March 31, 2015 versus 1.05% at the end of the first quarter of 2014. This improvement in asset quality after the assumption of a failed bank’s assets includes Howard Bank’s completion of a sale of certain NBRS nonperforming assets shortly after they were acquired.

In addition to the growth in net interest income, Howard recorded a sizable increase in noninterest income for the first quarter of 2015. Noninterest income was $2.3 million for the first three months of 2015 compared to $623 thousand in the first quarter of 2014, representing an increase of $1.7 million, or 277%. With the larger deposit base noted above, service charges on deposits increased by $62 thousand, or 40%, with first quarter 2015 service charges of $216 thousand versus $154 thousand for the same period in 2014. Transaction-related revenues similarly increased with first quarter fees of $293 thousand for 2015, compared to $176 thousand in 2014, an increase of $116 thousand, or 66%. The primary driver of the increase in noninterest income for the first quarter 2015 compared to 2014, however, was the contribution of mortgage banking revenues. As Howard has previously disclosed in its SEC filings, in the first quarter of 2014 it was still in the building stages of its mortgage operating platform and sales staff, and thus revenues generated for the first quarter in 2014 only totaled $293 thousand. For the first quarter of 2015, Howard now has a fully functioning mortgage team, which contributed over $1.8 million in noninterest revenues compared to $293 thousand for the first quarter of 2014, an increase of $1.5 million.

41

Total noninterest expense grew to $7.8 million for the first quarter of 2015 compared to $4.5 million for the first quarter of 2014, an increase of $3.3 million, or 74%. This $3.3 million increase in expenses included (a) approximately $900 thousand in higher costs relating to the mortgage banking operations, (b) an incremental $1.6 million in expenses associated with operating the branches and operations of NBRS acquired during the fourth quarter of 2014, of which $255 thousand were costs incurred in the first quarter for our data systems conversion, which will be completed in the second quarter of 2015, (c) nearly $168 thousand in legal costs associated with the merger agreement, and (d) an additional $600 thousand in additional costs from continued organic operations. Compensation-related expenses represented nearly one-third of the increase in expenses as they increased by $1.1 million for the first quarter of 2015 versus the same period in 2014. Of this $1.1 million increase, $277 thousand resulted from the mortgage division, which was still in formation in the first quarter of 2014, $643 thousand related to the additional staffing costs associated with the NBRS acquisition, and the remaining $170 thousand related to increases in the core infrastructure staff for Howard Bank’s legacy operations. Occupancy-related expense increased by $502 thousand, or 107%, for the first quarter of 2015 compared to the first quarter of 2014, totaling $971 thousand in the first three months of 2015 versus $469 thousand in the same period of 2014. Similar to compensation costs, the majority of the increase was due to Howard’s expansion as $79 thousand of the total increase in occupancy related to additional mortgage office sites and $357 thousand related to the 2014 acquired locations, with the remainder for continued operations of all of Howard’s other offices. Other than compensation and occupancy expenses, the remainder of Howard’s operating costs increased by $1.7 million for the first quarter of 2015 versus the first quarter of 2014. Similar to the two expense categories, a full quarter of mortgage activities for 2015 accounted for $555 thousand of the additional costs, while the costs of the acquired operations totaled $642 thousand during the first quarter of 2015.

Even with the sizable growth in assets, all of Howard’s regulatory capital ratios continue to substantially exceed “well-capitalized” levels. As of March 31, 2015, the ratio of equity to total assets was 8.50%.

When comparing Howard’s first quarter 2015 to the fourth quarter of 2014, total assets increased $19.1 million, or 2.8%, loans held for investment increased $17.5 million, or 3.2%, and total deposits increased by $26.6 million, or 4.8%. As a result of this quarterly growth, net interest income was up $231 thousand, or 4%, for the first quarter of 2015 compared to the fourth quarter of 2014. Noninterest income and noninterest expense levels for the two quarters are not comparable given the large impact that the acquisition gain and the related one-time expense had on the results for the fourth quarter of 2014.

42

THE HOWARD BANCORP SPECIAL MEETING

Date, Time and Place

Howard will hold a special meeting of its stockholders at its office located at 6011 University Boulevard, Suite 370, Ellicott City, Maryland, at _____ on __________.

Purpose of the Special Meeting

At the special meeting, Howard’s stockholders will be asked to consider and vote upon proposals to:

•	Approve Howard’s issuance of its shares of common stock to be issued in the merger of Patapsco into Howard pursuant to the Agreement and Plan of Merger by and between Howard and Patapsco dated as of March 2, 2015, as the agreement may be amended from time to time;

•	Adjourn the special meeting if more time is needed to solicit proxies; and

•	Transact any other business that may properly be brought before the special meeting.

Proposals to be Voted on at the Special Meeting

Item 1. Howard Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Howard is asking its stockholders to approve its issuance of its shares of common stock to be issued in the merger (we sometimes refer to this below as the merger proposal). Holders of Howard common stock should read carefully this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Howard common stock are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated in this joint proxy statement/prospectus by reference.

Item 2. Howard Adjournment Proposal

The Howard special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Howard special meeting to approve Howard’s issuance of its common stock in the merger.

If, at the Howard special meeting, the number of shares of Howard common stock present or represented and voting in favor of the Howard merger proposal is insufficient to approve the Howard merger proposal, Howard intends to move to adjourn the Howard special meeting in order to enable the Howard board of directors to solicit additional proxies for approval of the Howard merger proposal. In that event, Howard will ask the Howard stockholders to vote only upon the Howard adjournment proposal, and not the Howard merger proposal.

In the Howard adjournment proposal, Howard is asking the Howard stockholders to authorize the holder of any proxy solicited by the Howard board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the Howard special meeting for the purpose of soliciting additional proxies. If the Howard stockholders approve the Howard adjournment proposal, Howard could adjourn the Howard special meeting and any adjourned session of the Howard special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Howard stockholders who have previously voted.

Other Matters to Come Before the Howard Special Meeting

No other matters are intended to be brought before the Howard special meeting by Howard, and Howard does not know of any matters to be brought before the Howard special meeting by others. If, however, any other matters properly come before the Howard special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

43

Recommendation of the Board of Directors of Howard

The Howard board of directors has determined that the merger is advisable and in the best interests of Howard and its stockholders and recommends that Howard’s stockholders vote “FOR” approval of Howard’s issuance of the shares of its common stock to be issued in the merger.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on ___________, which the Howard board of directors has set as the record date, are entitled to notice of and to vote at the special meeting. As of the close of business on that date, there were outstanding and entitled to vote ________ shares of common stock, $0.01 par value per share, each of which is entitled to one vote.

Quorum

The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the special meeting (or ___________ shares of Howard common stock) will be necessary to constitute a quorum for the transaction of business at the special meeting. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting.

Under Maryland law, broker non-votes are also counted for purposes of determining the presence or absence of a quorum for the transaction of business at stockholder meetings. In general, with respect to shares held in street name, the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine, uncontested items. In the case of non-routine or contested items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no routine items to be voted on at the special meeting, nominee record holders of Howard common stock that do not receive voting instructions from the beneficial owners of such shares (unless, with respect to non-broker record holders, such record holder had been granted discretionary authority to vote such shares) will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the special meeting and will not count towards the satisfaction of a quorum.

Vote Required

Nasdaq rules provide that the issuance of the shares to be issued in the merger must be approved by a majority of the shares cast on the matter at the special meeting. The affirmative vote of the holders of a majority of the shares of common stock cast on the matter is required to adjourn the special meeting to solicit additional proxies, if necessary.

Directors and executive officers of Howard and their affiliates, who beneficially own approximately ____% of Howard common stock outstanding as of the record date, are expected to vote for approval of Howard’s issuance of its shares of common stock to be issued in the merger.

Abstentions and Failure to Vote

Under Nasdaq rules, an abstention counts as a vote cast. Therefore abstentions will have the same effect as a vote against the approval of Howard’s issuance of its shares of common stock in the merger, but the failure to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and therefore will have no effect on the outcome of this proposal (assuming a quorum is present).

As noted above, approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary, requires the affirmative vote of at least a majority of all votes cast on the matter at the special meeting. Abstentions, the failure to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and therefore will have no effect on the outcome of this proposal.

44

Voting of Proxies

The enclosed proxy with respect to the Howard special meeting is solicited by the board of directors of Howard. The board of directors has selected Nasser Basir, Paul I. Latta, Jr., and Donna Hill Staton, or any of them, to act as proxies with full power of substitution.

Whether or not you plan to attend the special meeting, you may submit a proxy to vote your shares via Internet, telephone or mail as outlined below. You will need information from your proxy card or electronic delivery notice to submit your proxy to vote your shares by Internet or telephone.

•	By Internet: Go to www.investorvote.com/HBMD and follow the instructions.

•	By Telephone: Call 1-800-951-2405 and follow the voice mail prompts.

•	By Mail: Mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the stockholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	“FOR” approval of Howard’s issuance of the shares of its common stock to be issued in the merger; and

•	“FOR” approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related Howard proxy card, other than the matters set forth in the Notice of Special Meeting of Stockholders of Howard. In accordance with Maryland law, business transacted at the Howard special meeting will be limited to those matters set forth in the notice. Nonetheless, if any other matter is properly presented at the Howard special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card, or indicate your vote by phone or Internet as described above, as soon as possible whether or not you intend to attend the Howard special meeting.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted, unless your shares are held of record by a bank or other nominee and you have an arrangement with the nominee granting such nominee discretionary authority to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Howard or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Howard common stock on behalf of their customers may not give a proxy to Howard to vote those shares without specific instructions from their customers.

If you are a Howard stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the special meeting.

Your vote is important. Accordingly, please sign and return your broker’s or other nominee’s instructions whether or not you plan to attend the Howard special meeting in person.

45

Revocability of Proxies

A proxy is revocable at any time prior to or at the special meeting by written notice to Howard, by executing a proxy bearing a later date, or by attending the special meeting and voting in person. A written notice of revocation of a proxy should be sent to the Secretary, Howard Bancorp, Inc., 6011 University Boulevard, Suite 370, Ellicott City, Maryland 21043, and will be effective if received by the Secretary prior to the special meeting. The presence of a stockholder at the special meeting alone will not automatically revoke such stockholder’s proxy.

Solicitation of Proxies

Howard will pay the costs of soliciting proxies from Howard stockholders. These costs may include reasonable out of pocket expenses in forwarding proxy materials to beneficial owners. Howard will reimburse brokers and other persons for their reasonable expenses in forwarding proxy materials to customers who are beneficial owners of the common stock of Howard registered in the name of nominees.

In addition to solicitation by mail, officers and directors of Howard may solicit proxies personally or by telephone. Howard will not specifically compensate these persons for soliciting such proxies, but may reimburse them for reasonable out-of-pocket expenses, if any. Howard may also engage an outside firm to assist in the solicitation of the proxies, and will pay the fees and expenses of any such firm that it so engages in connection with the special meeting.

46

OWNERSHIP OF HOWARD BANCORP COMMON STOCK

The following table sets forth, as of April 2, 2015, information with respect to the beneficial ownership of Howard’s common stock by each director, by its executive officers and by all of its directors and executive officers as a group, as well as information regarding each other person that Howard believes owns in excess of 5% of the outstanding common stock. Unless otherwise noted below, Howard believes that each person named in the table has or will have the sole voting and sole investment power with respect to each of the securities reported as owned by such person.

	Position	Number of Shares Beneficially Owned (1)	Stock Options and Warrants Exercisable Within 60 Days	Total	Percent of Common Shares
Board of Directors:
Richard G. Arnold	Director	106,856	8,035	114,891	2.77%
Nasser Basir (2)	Director	36,446	304	36,750	*
Andrew E. Clark (3)	Director	43,551	6,877	50,428	1.22%
Robert J. Hartson (4)	Director	198,085	5,026	203,111	4.90%
Donna Hill Staton	Director	7,786	—	7,786	*
John J. Keenan	Director	1,509	—	1,509	*
Paul I. Latta, Jr.	Director	85,699	13,187	98,886	2.38%
Barbara K. Lawson (5)	Director	10,093	3,454	13,547	*
Kenneth C. Lundeen (6)	Director	154,256	5,939	160,195	3.86%
Karen D. McGraw	Director	—	—	—	*
Richard J. Morgan	Director	2,068	—	2,068	*
Richard H. Pettingill	Director	18,113	5,440	23,553	*
Mary Ann Scully (7)	Director, Chairman of Board, Chief Executive Officer and President	106,566	39,173	145,739	3.51%
Robert W. Smith, Jr.	Director	27,713	—	27,713	*

Executive Officers:
Robert A. Altieri (8)	Executive Vice President	5,000	—	5,000	*
Paul G. Brown (9)	Executive Vice President	31,873	30,752	62,625	1.51%
George C. Coffman (10)	Executive Vice President Chief Financial Officer and Treasurer	43,036	30,752	73,788	1.78%
Dennis E. Finnegan	Executive Vice President	—	—	—	*
Charles E. Schwabe (11)	Executive Vice President and Secretary	35,206	30,752	65,958	1.59%

All directors & executive officers as a group (19 persons)		913,856	179,691	1,093,547	26.37%

* Less than 1%

47

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)	Includes 6,850 shares held in an Individual Retirement Account in the name of Mr. Basir. Also includes 8,000 shares held in UTMA accounts for Mr. Basir’s children, of which he disclaims beneficial ownership

(3)	Does not include 1,500 shares held in UTMA accounts for Mr. Clark’s children, of which he disclaims beneficial ownership.

(4)	Includes 27,5000 shares owned by Hartson Family Trust, for which Mr. Hartson serves as co-trustee and over which he has shared voting and investment power; 20,600 shares held by ATEC Profit Sharing Plan, for which Mr. Hartson is the trustee. Does not include 16,200 shares held in the name of Mr. Hartson’s spouse, for which Mr. Hartson disclaims beneficial ownership.

(5)	Includes 8,550 shares held in an Individual Retirement Account in the name of Ms. Lawson.

(6)	Includes 25,600 shares held in an Individual Retirement Account in the name of Mr. Lundeen, of which he is the beneficial owner. Also includes 6,668 shares held by Mr. Lundeen’s spouse and 14,674 shares held in trust by Mr. Lundeen’s spouse as trustee for benefit of members of her family, for which Mr. Lundeen disclaims beneficial ownership.

(7)	Includes 25,547 shares held in an Individual Retirement Account in the name of Ms. Scully. Also includes 6,666 shares of restricted stock over which Ms. Scully has voting control. Does not include 10,000 restricted stock units awarded to Ms. Scully over which Ms. Scully will not have voting control until vesting occurs, which will not be within 60 days of April 2, 2015.

(8)	Includes 3,333 shares of restricted stock over which Mr. Altieri has voting control. Does not include 8,000 restricted stock units awarded to Mr. Altieri over which Mr. Altieri will not have voting control until vesting occurs, which will not be within 60 days of April 2, 2015.

(9)	Includes 23,540 shares owned by Mr. Brown which are pledged as security. Includes 6,666 shares of restricted stock over which Mr. Brown has voting control. Does not include 8,000 restricted stock units awarded to Mr. Brown over which Mr. Brown will not have voting control until vesting occurs, which will not be within 60 days of April 2, 2015.

(10)	Includes 8,200 shares held in an Individual Retirement Account in the name of Mr. Coffman. Also includes 6,666 shares of restricted stock over which Mr. Coffman has voting control. Does not include 8,000 restricted stock units awarded to Mr. Coffman over which Mr. Coffman will not have voting control until vesting occurs, which will not be within 60 days of April 2, 2015.

(11)	Includes 6,666 shares of restricted stock over which Mr. Schwabe has voting control. Does not include 8,000 restricted stock units awarded to Mr. Schwabe over which Mr. Schwabe will not have voting control until vesting occurs, which will not be within 60 days of April 2, 2015.

48

THE PATAPSCO BANCORP ANNUAL MEETING

Date, Time and Place

Patapsco will hold its annual meeting of stockholders at The Country Club of Maryland located at 1101 Stevenson Lane, Towson, Maryland 21286 at _____________ on _________________.

Purpose of the Annual Meeting

At the annual meeting, Patapsco’s stockholders will be asked to consider and vote upon proposals to:

•	Approve the Agreement and Plan of Merger by and between Howard and Patapsco dated as of March 2, 2015, as the agreement may be amended from time to time, and the merger of Patapsco with and into Howard pursuant to the merger agreement;

•	Elect two directors to serve for a term expiring at the 2017 annual meeting of stockholders;

•	Ratify the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm for the fiscal year ending June 30, 2015;

•	Adjourn the annual meeting if more time is needed to solicit additional proxies; and

•	Transact any other business that may properly be brought before the annual meeting.

Recommendation of the Board of Directors of Patapsco

The Patapsco board of directors has unanimously approved the merger agreement and the merger, has unanimously declared them to be advisable and in the best interests of Patapsco’s stockholders, and unanimously recommends that Patapsco’s stockholders vote “FOR” the approval of the merger agreement and the merger.

The Patapsco board of directors also recommends that Patapsco’s stockholders vote “FOR” each of the nominees for director, “FOR” the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm and “FOR” the approval of the adjournment of the annual meeting if necessary to solicit additional proxies.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on ___________, which the Patapsco board of directors has set as the record date, are entitled to notice of and to vote at the annual meeting. As of the close of business on that date, there were ______ shares of common stock, $0.01 par value per share, outstanding and entitled to vote, each of which is entitled to one vote.

Quorum

The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting (or __________ shares of Patapsco common stock) will be necessary to constitute a quorum for the transaction of business at the annual meeting. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the annual meeting.

Under Maryland law, broker non-votes are also counted for purposes of determining the presence or absence of a quorum for the transaction of business at stockholder meetings. If your shares are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted. In general, under the rules of the various national and regional securities exchanges, holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain routine, uncontested items, but not on non-routine proposals. In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares. These are considered to be “broker non-votes.”

49

Vote Required

The proposal at the Patapsco annual meeting to approve the merger agreement and the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Patapsco common stock entitled to vote on the proposal.

In voting on the election of directors for Patapsco, you may vote in favor of an individual nominee or withhold your votes as to any of the nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm for the year ending June 30, 2015, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of TGM Group, LLC, the affirmative vote of a majority of the votes cast at the annual meeting is required.

The approval of the proposal to adjourn the annual meeting to solicit additional proxies, if necessary, requires the affirmative vote of the majority of shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter.

Directors of Patapsco and Patapsco Bank and their affiliates, who beneficially own approximately ______% of Patapsco common stock as of the record date, have agreed in writing to vote for approval of the merger agreement and the merger.

Abstentions and Failure to Vote

Because approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Patapsco common stock entitled to vote at the annual meeting, abstentions, the failure to vote and broker non-votes will have the same effect as votes against this matter. In other words, if you are a Patapsco stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the effect of a vote against the proposal to approve the merger agreement and the merger. Accordingly, the Patapsco board of directors urges you to submit your proxy to vote as instructed below.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposal.

As noted above, approval of the proposal to adjourn the annual meeting to solicit additional proxies, if necessary, requires the affirmative vote of at least a majority of all votes cast on the matter at the annual meeting. Abstentions, the failure to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and therefore will have no effect on the outcome of this proposal.

Voting of Proxies

The enclosed proxy with respect to the Patapsco annual meeting is solicited by the board of directors of Patapsco. The board of directors has selected __________ and ____________, or either of them, to act as proxies with full power of substitution.

Whether or not you plan to attend the annual meeting, you may submit a proxy to vote your shares via Internet, telephone or mail as outlined below. You will need information from your proxy card to submit your proxy to vote your shares by Internet or telephone.

50

•	By Internet: Go to www.investorvote.com/ and follow the instructions.

•	By Telephone: Call 1-800-652-VOTE (8683) and follow the voice mail prompts.

•	By Mail: Mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the stockholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	“FOR” the approval of the merger agreement and the merger;

•	“FOR” each of the director nominees;

•	“FOR” the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm; and

•	“FOR” approval of the proposal to adjourn the annual meeting to solicit additional proxies, if necessary.

If any matters not described in this joint proxy statement/prospectus are properly presented at the annual meeting, the persons named in the proxy card will vote your shares as directed by a majority of the board of directors. If the annual meeting is postponed or adjourned, your Patapsco common stock may be voted by the persons named in the proxy card on the new annual meeting date, provided that the new meeting occurs within 90 days of the record date for the annual meeting, unless you have not revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. Unless so revoked, the shares represented by properly executed proxies will be voted at the annual meeting and all adjournments thereof. To revoke your proxy, you must send written notice to Nicole N. Glaeser, Secretary of Patapsco Bancorp, at 1301 Merritt Boulevard, Dundalk, Maryland 21222-2194, by filing a later-dated proxy before your common stock has been voted at the annual meeting or by attending the annual meeting and voting in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Your vote is important. Accordingly, please sign and return the enclosed proxy card, or indicate your vote by phone or Internet as described above, as soon as possible whether or not you intend to attend the Patapsco annual meeting.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted, unless your shares are held of record by a bank or other nominee and you have an arrangement with the nominee granting such nominee discretionary authority to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Patapsco or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Patapsco common stock on behalf of their customers may not give a proxy to Patapsco to vote those shares without specific instructions from their customers.

If you are a Patapsco stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the annual meeting.

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Patapsco annual meeting in person.

51

Revocability of Proxies

A proxy is revocable at any time prior to or at the annual meeting by written notice to Patapsco, by executing a proxy bearing a later date, or by attending the annual meeting and voting in person. A written notice of revocation of a proxy should be sent to the Secretary, Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222 and will be effective if received by the Secretary prior to the annual meeting. The presence of a stockholder at the annual meeting alone will not automatically revoke such stockholder’s proxy.

Solicitation of Proxies

Patapsco will pay the costs of soliciting proxies from Patapsco stockholders. These costs may include reasonable out of pocket expenses in forwarding proxy materials to beneficial owners. Patapsco will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to beneficial owners of the common stock of Patapsco and obtaining their proxies.

In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist Patapsco in soliciting proxies for the annual meeting. Patapsco will pay $6,000 (and expenses) for these services and will reimburse Laurel Hill Advisory Group, LLC for its reasonable out-of-pocket expenses. Additionally, directors, officers and employees of Patapsco may solicit proxies personally, by telephone, facsimile or electronic mail. Patapsco will not specifically compensate these persons for soliciting such proxies, but may reimburse them for reasonable out-of-pocket expenses, if any.

52

OWNERSHIP OF PATAPSCO BANCORP COMMON STOCK

The following table sets forth, as of March 31, 2015, unless otherwise noted, the number and percentage of shares of Patapsco common stock that are beneficially owned by each executive officer and director of Patapsco and all directors and executive officers of Patapsco as a group, and each other person that Patapsco is aware of that owns in excess of 5% of its outstanding common stock. A person owns his shares directly as an individual unless otherwise indicated.

Name	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Shares of Common Stock Outstanding (1)
Directors:
Gary R. Bozel	130,391	(2)	6.60%
Nicole N. Glaeser	19,386	(3)	*
J. Thomas Hoffman	96,008	(4)	4.85
Thomas P. O’Neill	62,435		3.16
William R. Waters	46,884	(5)	2.37

Executive Officers Who Are Not Directors:
John M. Wright	—		*
Philip P. Phillips	6,000	(6)	*

All executive officers and directors as a group (7 persons)	361,104		18.29

*	Less than 1.0%.
(1)	Based on 1,974,843 shares of Patapsco common stock outstanding and entitled to vote as of March 31, 2015.
(2)	Includes 34,609 shares owned by partnerships in which Mr. Bozel is involved and 575 shares held by Mr. Bozel’s spouse’s IRA.
(3)	Includes 489 shares held by Ms. Glaeser as custodian for her child.
(4)	Includes 2,163 shares owned by Mr. Hoffman’s spouse.
(5)	Includes 2,994 shares owned by Mr. Waters’ spouse.
(6)	Includes 3,000 shares of unvested restricted stock over which Mr. Phillips has voting power but no dispositive power.

53

THE MERGER AGREEMENT AND THE MERGER

The following information describes the material terms and provisions of the merger agreement and the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement, which is incorporated herein by reference.

Except for its status as the contractual document between the parties with respect to the merger described therein, the merger agreement attached as Annex A hereto is not intended to provide factual information about the parties. The representations and warranties contained in the merger agreement were made solely for the purposes of such agreement as of specified dates, and are not intended to provide factual, business or financial information about Howard or Patapsco. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk between Howard and Patapsco rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as accurate or complete or as characterizations of the actual state of facts as of any specified date. We urge you to read the full text of the merger agreement carefully.

General

The merger agreement provides that:

•	Patapsco will merge with and into Howard with Howard as the surviving corporation;

•	if you are a stockholder of Patapsco, you will receive, at your election (subject to adjustment pursuant to the allocation and proration provisions as described herein), for each share of Patapsco common stock that you own (i) $5.09 in cash or (ii) a fraction of a share (the “exchange ratio”) of Howard common stock determined by dividing $5.09 by the 20 trading day average closing price of the Howard common stock on the date that is five business days prior to the closing of the merger (which we refer to as the “Average Price”), provided that if the Average Price is $9.00 or less the exchange ratio will be fixed at 0.5656 and if the Average Price is $16.80 or more the exchange ratio will be fixed at 0.3030, provided that 80% of the shares of Patapsco common stock outstanding as of the effective time of the merger (approximately 1,579,874 shares) will be exchanged for shares of Howard common stock and 20% of the outstanding shares (approximately 394,969 shares) of Patapsco common stock will be exchanged for cash (subject to the right of Howard to adjust these percentages as long as at least 50% of the outstanding shares of Patapsco are exchanged for shares of Howard common stock), as further described herein, and that cash will be paid in lieu of fractional shares of Howard common stock;

•	pursuant to an Agreement and Plan of Merger by and between Howard Bank and Patapsco Bank, dated as of March 2, 2015, immediately after the merger Patapsco Bank will be merged with and into Howard Bank, with Howard Bank as the surviving bank, which we refer to as the bank merger; and

•	Thomas P. O’Neill and Gary R. Bozel will be appointed as members of the Howard and Howard Bank boards of directors.

Assuming the requisite approval of each company’s stockholders and the satisfaction of other conditions to closing, including regulatory approval, we expect the merger to close in the third or fourth quarter of 2015. The merger will result in an institution with pro forma assets of approximately $1.0 billion. Howard expects the merger to be accretive to earnings in the first year after closing.

Background of the Merger

In October 2005, Patapsco, seeing growth opportunities in its market area, set up a trust subsidiary, Patapsco Statutory Trust I (the “Trust”), that issued $5.0 million of preferred securities, commonly known as “trust preferred securities.” The Trust’s payment of dividends on the trust preferred securities were funded through payments of interest on subordinated debentures issued by Patapsco to the Trust. The interest rate on the subordinated debentures was equal to the dividend rate on the trust preferred securities, which, after a seven-year fixed-rate period, became an adjustable rate equal to three-month LIBOR plus 1.48%. The documents governing the trust preferred securities permitted Patapsco to defer the payment of interest on the subordinated debentures for up to 20 quarters before Patapsco would be deemed to have caused an event of default under the relevant documents. Patapsco guaranteed the payment of all amounts owed to holders of the trust preferred securities.

54

Subsequently and primarily as a result of the onset of loan losses following significantly deteriorating economic conditions nationally and in its market area, Patapsco Bank experienced its first operating losses beginning during the quarter ended June 30, 2008 (Patapsco’s fourth fiscal quarter). Following these initial losses, and as a means of supplementing Patapsco Bank’s regulatory capital ratios in case of potential future losses, Patapsco elected to participate in the Capital Purchase Program offered by Treasury as part of TARP. Pursuant to this program, in December 2008, Patapsco issued $6.0 million of Series A preferred stock and $0.3 million of Series B preferred stock to Treasury. Dividends on the Series A preferred stock were to be paid quarterly at the rate of 5%, increasing to 9% after five years, and dividends on the Series B preferred stock were to be paid quarterly at a rate of 9%. Dividends on both series were cumulative, which means that dividends continue to accrue even if such dividends are not declared and paid by Patapsco.

Economic conditions continued to worsen, however, and Patapsco’s financial condition continued to deteriorate. In 2010, in order to preserve capital, Patapsco ceased paying dividends on its preferred stock issued to Treasury and, beginning with the interest payment due on June 15, 2010, began deferring interest and dividend payments on its subordinated debentures and trust preferred securities. On October 18, 2012, Patapsco and Patapsco Bank entered into a written agreement with the Federal Reserve Bank and the Maryland Commissioner. Pursuant to the written agreement, among other requirements, Patapsco and Patapsco Bank were required to submit to the Federal Reserve Bank and the Maryland Commissioner a capital plan, which capital plan would set forth certain minimum regulatory capital ratios that Patapsco Bank would be required to meet. In addition, under the written agreement, Patapsco and the Trust were prohibited from making any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank, and Patapsco and Patapsco Bank were not permitted to declare or pay any dividends without the prior written approval of the Reserve Bank and, as to Patapsco Bank, the Maryland Commissioner. The written agreement also required that Patapsco serve as a source of strength to Patapsco Bank.

To increase capital and enable Patapsco to serve as a source of strength to Patapsco Bank, the board of directors anticipated that it would need to raise capital. However, the board of directors also concluded, taking into consideration feedback from prospective financial advisors, that it would be more successful in completing a capital raise, and could complete such a raise on more favorable terms, if first it were able to improve Patapsco Bank’s financial condition. Accordingly, the board of directors focused its efforts on improving Patapsco Bank’s financial condition, with particular emphasis placed on reducing nonperforming assets.

While Patapsco management and the board of directors focused on improving Patapsco’s financial condition and returning to profitability, Patapsco continued to not make any dividend payments on its outstanding preferred stock and to defer dividend and interest payments on its trust preferred securities and the related subordinated debentures. The dividend rate on the Series A preferred stock increased to 9% in November 2013, resulting in annual dividends on the preferred stock increasing from $327,000 to $567,000. Moreover, Patapsco was getting closer to the end of the 20-quarter deferral period on its subordinated debentures and trust preferred securities, which period ends with the interest payment due on June 15, 2015. If by that time Patapsco fails to bring current all deferred interest owed on the subordinated debentures, it will trigger an event of default under the indenture. Upon the occurrence of an event of default, the indenture trustee, on behalf of the holders of the trust preferred securities, may declare all amounts of principal and deferred interest owing on the subordinated debentures immediately due and payable and may pursue remedies to collect such amounts, including enforcing the guarantee of Patapsco.

Throughout 2013, as Patapsco Bank improved its financial condition and returned to profitability, its board of directors explored the possibility of raising capital for the purpose of redeeming its preferred stock, possibly at a discount to liquidation preference, which would reduce the dividend burden at the holding company level, paying the deferred interest on its subordinated debentures and contributing additional capital to Patapsco Bank. Improved capital levels, combined with the elimination of the dividend requirement on the preferred stock, would allow Patapsco to achieve compliance with the last remaining provisions of the written agreement with which it continued to be in non-compliance, specifically, those relating to the requirement that it serve as a source of strength to Patapsco Bank. Management engaged in occasional discussions with representatives of Treasury, which held Patapsco’s preferred stock, as well as with prospective financial advisors and a potential purchaser of the preferred stock, to assess the likelihood that Patapsco could successfully complete a capital raise and whether Treasury would be receptive to selling the preferred stock at a discount to its liquidation preference in order to facilitate a capital raise. Patapsco also kept in close contact with its regulators to best ensure that any transaction it elected to pursue would be one that was likely to be acceptable to them.

55

At a meeting of the Patapsco board of directors on April 17, 2014, representatives of KBW were invited to discuss with the board potential strategic alternatives that Patapsco might wish to consider, including a private placement capital raise of approximately $15 million of common equity plus an additional smaller amount to be offered to Patapsco stockholders in a rights offering. The proceeds of these offerings would be used to repurchase Patapsco’s preferred stock at a discount, pay all deferred interest on Patapsco’s subordinated debentures and to enhance Patapsco Bank’s capital position. The board and KBW also discussed a potential business combination transaction between Patapsco and another financial institution. After considering these alternative transactions to achieve full compliance with the written agreement, the board of directors concluded that the best alternative was to pursue the capital raise transaction.

During the summer and fall of 2014, in accordance with the board’s directives, management and KBW acting as Patapsco’s financial advisor engaged in discussions with prospective lead investors for a private placement common equity offering. Concurrently, management and KBW engaged in discussions with representatives of Treasury regarding the potential for a discount that Treasury would accept on the sale of its preferred stock in conjunction with the capital raise.

In September 2014, KBW received one preliminary non-binding pricing indication, from a private equity firm that is a frequent investor in bank holding company offerings, to serve as lead investor in a $10 million private placement offering. The purchase price proposed by the prospective investor was $0.90 per share of Patapsco common stock, and the offer assumed Treasury’s acceptance of a 40% discount on the liquidation preference on the sale of its preferred stock investment. Following further discussions, the prospective investor agreed to raise its potential investment price to $1.15 per share of Patapsco common stock, subject to its due diligence review of Patapsco. On October 22, 2014, the prospective investor submitted a non-binding term sheet reflecting the potential investment price of $1.15 per share, contingent on Treasury’s acceptance of a 25% discount on liquidation preference on the sale of its preferred stock investment in conjunction with the capital raise.

The Patapsco board of directors had multiple concerns with this proposal, including that the offering price represented a substantial discount to Patapsco’s book value and would be highly dilutive to Patapsco’s stockholders. In addition, in their continuing discussions, Treasury indicated that it would not be receptive to the high discount on which this proposal was predicated.

At its October 15, 2014 meeting, the Patapsco board of directors received an update from KBW regarding the status of the capital raise. The board was informed that all other parties that had been contacted regarding serving as lead investor in a capital raising transaction had declined to be the lead investor in a transaction. KBW also discussed with the board of directors the present bank merger and acquisition environment and the possibility of a business combination transaction and reviewed publicly available business, financial and stock market information of certain financial institutions that might have potential interest in acquiring Patapsco. The board of directors also discussed the possibility of pursuing a smaller offering to a select group of local investors, but the board of directors was uncertain whether it would be able to complete such an offering.

Following discussion and deliberation, it was the consensus of the Patapsco board of directors that it would be in the best interests of Patapsco’s stockholders to solicit indications of interest for a potential business combination with Patapsco and authorized KBW to contact parties that were identified, in conjunction with management’s input, as having potential interest in pursuing a potential business combination transaction with Patapsco. The board of directors further directed KBW to continue discussions with the private equity firm which had submitted the non-binding term sheet to serve as lead investor for the proposed private placement offering as a fall back should no indications of interest be received regarding a potential business combination transaction.

KBW contacted Howard and 15 other parties during the month of November 2014. Howard, as well as ten other financial institutions, executed confidentiality agreements, with Howard executing its confidentiality agreement on November 7, 2014. Parties who executed confidentiality agreements were provided access to a confidential information memorandum prepared by Patapsco, with the assistance of KBW, as well as an online data room that contained additional confidential due diligence information regarding Patapsco. Interested parties, including Howard, were instructed to submit their preliminary indications of interest by December 1, 2014.

56

On December 1, 2014, Howard sent KBW a preliminary written indication of interest for the acquisition of Patapsco. In its letter, Howard proposed an 80% stock/20% cash transaction at a price within the range of $3.92 to $4.31 per Patapsco common share, or approximately $7.7 million to $8.5 million in the aggregate, with the exchange ratio to be set based on Howard’s average closing stock price for the 20 trading days immediately preceding the closing and with caps and collars to be negotiated. Howard also proposed initially to retain Patapsco’s preferred stock and to retire it over time and to assume Patapsco’s obligations under its trust preferred securities. Howard further proposed to provide Patapsco with the capital and liquidity to permit Patapsco to pay the deferred interest on its subordinated debentures prior to June 15, 2015 so as to avert an event of default. Howard also proposed to invite one mutually agreed upon member of Patapsco’s board of directors to join Howard’s board of directors and two members of Patapsco’s board of directors to join Howard Bank’s board of directors and to appoint the remaining Patapsco directors to an advisory board.

On December 1 and December 2, 2014, Patapsco also received written indications of interest from three additional depository institutions. “Company A” proposed an all cash transaction at a price of $3.50 per Patapsco common share. In subsequent conversations with Company A, Company A indicated it might be willing to increase its price to $4.00 per Patapsco common share. Company A indicated that it intended to redeem Patapsco’s outstanding TARP preferred stock and to assume Patapsco’s obligations under its trust preferred securities. “Company B” proposed an all-stock transaction valued at 100% of Patapsco’s tangible common equity book value at September 30, 2014 less unaccrued and unpaid dividends on Patapsco’s TARP preferred stock. This valuation was estimated by Company B to represent $4.09 per share of Patapsco common stock. Shares of Company B common stock issued to Patapsco common stockholders in the merger would be valued at 100% of Company B’s book value at closing, which represented approximately a 32% premium to Company B’s December 1, 2014 market value based on Company B’s book value at September 30, 2014. Company B’s proposal was predicated on Patapsco’s being able to redeem its TARP preferred stock on terms acceptable to Company B. Company B proposed to invite up to two members of Patapsco’s board of directors to join the board of directors of Company B. “Company C” proposed an all cash transaction valued within the range of $2.75 to $3.25 per Patapsco common share, but indicated a willingness to provide a portion of the consideration in the form of Company C stock. Company C further indicated that it would need additional capital to complete the transaction and therefore would include in the definitive agreement a financing contingency, the amount of which would be reduced by the amount of the transaction consideration that was in the form of Company C stock. Company C indicated that the redemption of Patapsco’s outstanding TARP preferred stock would be a condition to closing a transaction and that it intended to assume Patapsco’s obligations under its trust preferred securities. Company C also proposed to invite one independent member of Patapsco’s board of directors to join Company C’s board of directors.

On December 3, 2014, the Patapsco board of directors held a special meeting that was also attended by representatives from KBW and Kilpatrick Townsend & Stockton LLP, Patapsco’s legal counsel. KBW reviewed with the board the four preliminary indications of interest that had been received. After discussion, the board of directors instructed KBW to discuss with each of the four interested parties any arrangements that they would be willing to consider to enable Patapsco to pay deferred interest on its subordinated debentures prior to the occurrence of an event of default on June 15, 2015. In addition to matters relating to the potential business combination transaction, KBW informed the board of directors that the private equity firm that had proposed to lead a private capital raising transaction indicated that it would withdraw its proposal on December 11, 2014 if by then Patapsco had not agreed to enter into exclusive due diligence and negotiations with the private equity firm.

The Patapsco board of directors met again on December 5, 2014. The board of directors reviewed and discussed in greater detail the four preliminary indications of interest that had been received. KBW reported that in their subsequent conversations after the December 3, 2014 meeting of the board of directors, all four interested parties indicated a willingness to work with Patapsco to find a mechanism to allow Patapsco to pay deferred interest on its subordinated debentures on or prior to June 15, 2015 and thereby avert an event of default. The board of directors authorized Howard, Company A and Company B to perform due diligence on Patapsco so that they might submit revised indications of interest. In addition, the board of directors instructed Patapsco’s legal counsel to perform limited due diligence on the three interested parties for the purpose of assessing the ability of each party to consummate the proposed transaction. The board of directors also instructed KBW to advise Company C that they were not being invited to perform additional due diligence at this time. Also at that meeting, legal counsel explained the board’s fiduciary duties and responsibilities in the context of a change in control or other business combination transaction.

57

In light of the three pending indications for a business combination transaction and the concerns of the board of directors regarding the terms of the proposed capital raising transaction, the board of directors directed KBW to inform the private equity firm that Patapsco would not enter into exclusive negotiations and due diligence with them.

On December 8, 2014, Company C submitted a revised indication of interest for an all cash transaction valued within the range of $3.75 to $4.15 per Patapsco common share with the rest of the terms of the indication unchanged. Subsequent to submitting this revised indication of interest, and prior to performing onsite due diligence review of Patapsco, Company C informed KBW that it was no longer interested in pursuing a business combination transaction with Patapsco and ultimately did not conduct onsite due diligence on Patapsco.

The three remaining parties conducted on-site due diligence reviews of Patapsco during the remainder of December 2014 and early January 2015, with Howard conducting its onsite due diligence review on December 10 and December 11, 2014. Additional due diligence review was conducted through the online data room by Howard. Howard, Company A and Company B all submitted revised indications of interest, as requested by KBW at Patapsco’s direction, on January 7, 2015. In addition, Patapsco’s legal counsel was able to schedule visits to perform limited due diligence on Howard and Company A, which due diligence was completed in early January 2015.

In its revised indication of interest, Howard proposed an 80% stock/20% cash transaction at a price of $4.70 per Patapsco common share, with the exchange ratio to be derived by dividing the per share Patapsco transaction value by Howard’s average closing stock price for the 20 trading days immediately preceding the fifth business day prior to the closing, with collars, if any, and single or double trigger walkaway provisions to be negotiated.

In its revised indication of interest, Company A proposed an all cash transaction at a price of $4.40 per Patapsco common share, or approximately $9.3 million in the aggregate. Company A also indicated that it would consider expanding its board to offer one board seat to a Patapsco board member, with such member to be selected by Company A. Company A’s valuation, however, was subject to adjustment if the sum of executive change in control expenses and investment advisory expenses related to the transaction exceeded $1.2 million in the aggregate. Company A further provided that it would be willing to provide a loan to Patapsco for the purpose of paying deferred interest on Patapsco’s debentures.

In its revised indication of interest, Company B continued to propose an all-stock transaction, but reduced its proposed consideration value from 100% to 80% of Patapsco’s tangible common equity book value at September 30, 2014 less unaccrued and unpaid dividends on Patapsco’s TARP preferred stock. This reduced valuation was estimated by Company B to represent $3.23 per share of Patapsco common stock. Shares of Company B common stock issued to Patapsco common stockholders in the merger would continue to be valued at 100% of Company B’s book value at closing, which represented approximately a 37% premium to Company B’s January 6, 2015 market value based on Company B’s book value at September 30, 2014. Company B’s proposal continued to be predicated on Patapsco being able to redeem its TARP preferred stock on terms acceptable to Company B. Company B indicated that it would be willing to lend Patapsco up to $1.25 million that could be used to pay the deferred interest on its subordinated debentures.

On January 9, 2015, Patapsco’s board of directors held a special meeting that was also attended by representatives from KBW and legal counsel. Shortly prior to the commencement of the board of directors meeting, KBW received a phone call from Howard’s financial advisor indicating that Howard was increasing its proposed transaction value from $4.70 per Patapsco common share, or approximately $9.3 million in the aggregate, to $5.09 per Patapsco common share, or approximately $10.05 million in the aggregate. The board of directors reviewed and discussed the revised indications of interest that had been received from Howard (including the recently revised pricing proposal), Company A and Company B. Patapsco’s legal counsel also reviewed with the board of directors the results of its limited due diligence review of Howard and Company A. With respect to Howard, Patapsco’s legal counsel and financial advisor advised the board of directors that it believed that Howard would be more likely to be successful in obtaining regulatory approval for the proposed transaction if it were to raise additional capital. KBW informed the board of directors that prior to the board of directors meeting KBW had raised with Howard’s financial advisor the possibility that Howard raise additional capital and that Howard’s financial advisor responded that Howard would be willing to do so. Following discussion and deliberation, the board of directors determined that, subject to Howard’s agreement to raise at least $10 million of additional capital, with commitments from investors to be obtained no later than the date of the execution of a definitive merger agreement, it would negotiate exclusively with Howard a definitive merger agreement based on the terms outlined in the revised indication of interest. The board of directors also authorized management to conduct a more detailed due diligence review of Howard.

58

Effective as of January 14, 2015, Howard and Patapsco entered into a confidentiality agreement to protect any information that Howard would provide to Patapsco in response to due diligence requests. Patapsco conducted an on-site due diligence review of Howard on February 6, 2015, during which Patapsco representatives met with Howard management to discuss Howard’s financial condition and results of operations.

In January and February 2015, Howard met with prospective investors to secure investment commitments for a capital raising transaction of between $10 million and $30 million, and from February 4 through March 2, 2015, Patapsco and Howard negotiated the terms of the merger agreement and the ancillary documents appearing as exhibits to the merger agreement. During this time, Patapsco and Howard also continued their due diligence investigations of each other.

During the afternoon of March 2, 2015, Patapsco’s board of directors held a special meeting to consider the definitive merger agreement and ancillary documents, which meeting was also attended by representatives of KBW and legal counsel. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Patapsco common stock. In addition, representatives of Kilpatrick Stockton reviewed in detail with the board of directors the definitive merger agreement and all related documents, copies of which were delivered to each director before the meeting. Following extensive review and discussion, the board of directors unanimously approved the merger agreement and authorized and directed management to execute and deliver the merger agreement and ancillary documents, subject to confirmation that Howard’s Board also had approved the merger agreement and authorized the execution and delivery of the merger agreement and ancillary documents.

During the evening of March 2, 2015, Howard’s board of directors held a special meeting to consider the definitive merger agreement and ancillary documents, at which representatives of its financial advisor, Griffin, and of Ober|Kaler, Howard’s outside legal counsel were also present. Howard management, Griffin and representatives of Ober|Kaler updated the Howard board of directors on the status of negotiations with Patapsco. At the request of the Howard board of directors, Griffin reviewed with the Howard board of directors Griffin’s financial analysis of the proposed merger and the methodologies and assumptions underlying its analysis. Frank C. Bonaventure of Ober|Kaler presented the board with an overview of the material terms of the merger agreement and related documents, copies of which were provided to each director before the meeting, and the regulatory process relating thereto, and the board asked questions of Mr. Bonaventure about those terms and process. Mr. Bonaventure also answered questions about the fiduciary duties of the Howard board of directors in connection with evaluating the proposed acquisition of Patapsco. Also at this meeting, Griffin reviewed the financial aspects of the proposed merger and provided its opinion to Howard’s board of directors that, as of such date, and subject to factors, qualifications, limitations and assumptions set forth in the opinion, the merger consideration to be paid by Howard in connection with the proposed merger was fair, from a financial point of view, to the common equity stockholders of Howard. At the conclusion of these presentations and discussion and deliberation, and after considering all of the factors that it deemed relevant, the Howard board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, up to and including the merger, approved the related support agreements, declared the merger advisable, and authorized execution of the merger agreements and the support agreements

Prior to the open of trading markets on March 3, 2015, Patapsco and Howard issued a joint press release announcing the approval, adoption and execution of the merger agreement.

59

Howard’s Reasons for the Merger

In evaluating acquisition opportunities, Howard looks for financial institutions with business philosophies that are similar to those of Howard and that operate in markets that geographically complement its operations. In evaluating acquisition opportunities, Howard also considers its long-range strategies, including financial, customer and employee strategies. Howard, from time to time, reviews its strategic plan to analyze its geographic scope, financial performance and growth opportunities. Howard generally believes that greater size and scale can help a community-oriented commercial bank address the costs of anticipated additional regulation as well as provide additional revenue opportunities. Prior to entering into the merger agreement, Howard considered a number of opportunities to expand its presence in its primary market areas; however the Strategic Growth Initiatives Committee concluded that the acquisition of Patapsco was the best currently available opportunity to further this business objective. In connection with its approval of the merger with Patapsco, Howard’s board of directors reviewed the terms of the proposed acquisition and definitive merger agreement and the merger’s potential impact on Howard’s constituencies. In reaching its decision to approve the merger agreement and the merger, Howard’s board of directors considered a number of factors, including the following:

•	the understanding of the business operations, management, financial condition, asset quality, product offerings and prospects of Patapsco based on, among other things, input from management and Howard’s financial advisor;

•	the view that Patapsco provides Howard with opportunities to accelerate loan growth as well as opportunities to expand Howard’s mortgage banking activities;

•	the results of due diligence of Patapsco and its business operations, including asset quality;

•	the view that the combined company will have the potential for a stronger competitive position in a marketplace where relatively greater size and scale may become increasingly more important factors for financial performance and success;

•	the acquisition of Patapsco and Patapsco Bank represents an attractive opportunity for Howard Bank to broaden its reach within its market areas and provides entry into Baltimore City while remaining a community bank;

•	the advantageous geographic location of Patapsco Bank’s branches as they relate to Howard’s long-term strategic plan to expand its presence in its target market;

•	the expectation that the merger would be accretive to earnings in light of potential cost savings and revenue enhancements;

•	the acquisition of Patapsco and Patapsco Bank will increase Howard Bank’s branch locations by four and increase Howard’s total assets by more than $220 million;

•	the increase in shares outstanding will somewhat increase the visibility of and liquidity in Howard’s common stock and likely improve access to equity and debt markets;

•	the acquisition of Patapsco will better position Howard to acquire other community banks in the future;

•	Patapsco’s customer service-oriented emphasis with local decision-making ability and a clear focus on the community and local customers, which are consistent with Howard’s business approach;

•	Patapsco’s priority in serving the small and mid-size business sectors as well as individuals;

•	the potential operating efficiencies of combining the two entities, potential revenue enhancements, Patapsco’s asset quality, and fee income sources;

•	the historical and pro forma financial information and analysis presented, including, among other things, pro forma book value and earnings per share information, dilution analysis, and capital ratio impact information;

60

•	a review of comparable transactions, including a comparison of the price being paid in the merger with the prices paid in other comparable financial institution mergers from an earnings, deposit premium and tangible book value perspective;

•	belief that Patapsco has a compatible business culture and shared approach to customer service and increasing stockholder value;

•	perceived opportunities to increase the combined company’s commercial and residential lending and to reduce the combined company’s operating expenses, following the merger;

•	the magnitude of the variance in terms of absolute purchase price between Howard’s initial and final bid for Patapsco;

•	the fixed value/floating exchange pricing structure of the merger that limits book value dilution because of the Howard board of directors’ view that Howard’s earnings and tangible book value will increase between announcement and closing; and

•	the opinion of Griffin to the effect that as of the date of such opinion, based on and subject to the factors and assumptions set forth in the opinion, the consideration to be paid in the merger is fair to Howard and its stockholders from a financial point of view.

All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to Howard and its stockholders that Howard’s board of directors and management identified and the board of directors considered include the following material matters, the order of which does not necessarily reflect their relative significance:

•	potential run-off of deposits and loans following announcement and/or the closing;

•	execution risk;

•	the risk that Patapsco’s loans and other items were not appropriately valued;

•	the potential for diversion of management attention during the period prior to the completion of the merger and after the merger while merging Patapsco Bank’s business with Howard Bank;

•	the risk that projected earnings, tangible book value increases and/or cost savings will not materialize or will be less than expected;

•	that Howard might have to pass on other acquisitions in the near-term if proceeding with the merger with Patapsco;

•	the possibility that the merger will strain Howard’s management;

•	the likelihood that Howard common stock may trade down post-announcement and/or post-merger;

•	the risk that Howard’s stock price declines to $9.00 per share or below, resulting in the maximum number of shares being issued; and

•	the risk that Patapsco terminates the merger by reason of a superior proposal.

The discussion and factors considered by Howard’s board of directors is not intended to be exhaustive, but includes all material factors considered. Howard’s board of directors considered these factors as a whole, and considered them to be favorable to, and supportive of, its determination. Howard’s board of directors did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of Howard’s board of directors may have given different weights or priority to different factors. Howard’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential positive factors outweighed the potential risks of completing the merger.

61

After deliberating with respect to the proposed merger with Patapsco, considering, among other things, the factors discussed above and the opinion of Griffin discussed below, the Howard board of directors approved the merger agreement and the merger with Patapsco and declared the merger advisable.

There can be no certainty that the above benefits of the merger anticipated by the Howard board of directors will occur. Actual results may vary materially from those anticipated. For more information on the factors that could affect actual results, see “Caution Regarding Forward-Looking Statements” and “Risk Factors.”

Opinion of Howard’s Financial Advisor

Pursuant to an engagement letter dated May 23, 2012, as amended July 14, 2013, Howard engaged Griffin to serve as its exclusive financial advisor in connection with potential business combinations as well as certain capital market and other strategic advice on an ongoing basis. Griffin is a nationally recognized, Financial Industry Regulatory Authority-licensed investment banking firm which is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Howard hired Griffin on the basis of Griffin’s qualifications, experience in transactions similar to the merger and its reputation in the investment community. Pursuant to this engagement, the board of directors of Howard requested Griffin to provide its opinion as to the fairness, from a financial point of view, of the merger consideration (as defined in the merger agreement) to be paid by Howard in the proposed merger of Patapsco with Howard.

At a meeting of the Howard board of directors held on March 2, 2015, to evaluate the proposed merger with Patapsco, Griffin reviewed the financial aspects of the proposed merger and provided its opinion to Howard’s board that, as of such date, and subject to factors, qualifications, limitations and assumptions set forth in the opinion, the merger consideration to be paid by Howard in connection with the proposed merger was fair, from a financial point of view, to the common equity stockholders of Howard.

The full text of Griffin’s written opinion is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Howard’s stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken by Griffin. Griffin’s opinion is subject to the assumptions and conditions contained in its opinion and is necessarily based on economic, market and other conditions as in effect on, and the information made available to Griffin as of, the date of its opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

Griffin’s opinion speaks only as of the date of the opinion. The opinion is addressed to the Howard board of directors and is limited to the fairness, from a financial point of view, of the merger consideration to be paid by Howard in the merger to the common equity stockholders of Howard. Griffin does not express an opinion as to the underlying decision by Howard to engage in the merger or the relative merits of the merger compared to other strategic alternatives which may be available to Howard.

In providing its opinion, Griffin, among other things:

•	reviewed a draft of the merger agreement;

•	reviewed and discussed with Howard its financial information as of and for the three months ended December 31, 2014 and as of and for the fiscal year ended December 31, 2014, as well as budgets for 2015 and projections for 2016 and 2017;

•	reviewed and discussed with Patapsco its financial information as of and for the six months ended December 31, 2014 and as of and for the fiscal year ended June 30, 2014, as well as budgets for 2015 and projections for 2016 and 2017;

62

•	discussed with Howard and Patapsco matters relating to their respective financial condition, growth, liquidity, earnings, profitability, asset quality, capital adequacy, and related matters as of such dates and for the periods then ended, as well as their future prospects on a standalone basis and together;

•	analyzed and discussed with Howard and Patapsco the potential strategic implications and operational benefits anticipated by the managements of Howard and Patapsco;

•	evaluated the potential pro forma financial effects of the proposed merger on Howard as of December 31, 2014 and on a forward-looking basis;

•	reviewed and discussed with Howard and Patapsco certain publicly available business and financial information concerning Howard and Patapsco and the economic and regulatory environments in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving whole bank acquisitions as deemed relevant by Griffin;

•	compared the financial condition and implied valuation of Patapsco to the financial condition and valuation of certain institutions deemed relevant by Griffin;

•	considered Howard’s then-pending private placement, $10 million of which Griffin noted had been notionally allocated to provide the capital to support the merger;

•	considered Howard’s historical and recent stock market performance through the date of the opinion and on a pro forma basis based on its management’s projections and expectations and on Griffin’s knowledge of Howard’s present and reasonably expected market structure as a result of Howard’s then-pending private placement; and

•	performed a discounted cash flow analysis, and such other financial studies and analyses and considered such other information as deemed appropriate for the purpose of its opinion.

Griffin’s opinion has been approved by its fairness opinion committee in conformity with its policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. In conducting its review and providing its opinion, Griffin relied upon the accuracy and completeness of all of the financial and other information provided to, or discussed with, it or otherwise publicly available. Griffin did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Griffin did not review individual loan files or deposit information of Howard or Patapsco, nor did Griffin conduct or was Griffin provided with any valuation or appraisal of any assets, deposits or other liabilities of Howard or Patapsco. Griffin is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto, and accordingly, Griffin assumed that such allowances for losses are adequate In relying on financial analyses provided to or discussed with Griffin by Howard or Patapsco or derived therefrom, Griffin assumed that such analyses have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management. Griffin expresses no view as to the reasonableness of such analyses, forecasts, estimates, or the assumptions on which they were based. Griffin is not a legal, regulatory, or tax expert and has relied on the assessments made by advisors to Howard with respect to such issues.

For purposes of providing its opinion, Griffin assumed that, in all respects material to its analysis:

•	the merger will be completed substantially in accordance with the terms set forth in the draft merger agreement provided to Griffin;

•	the representations and warranties of each party in the merger agreement are true and correct in all respects material to Griffin’s analysis;

63

•	each party to the merger agreement will perform all of the covenants and agreements required to be performed by such party under such agreement in all respects material to Griffin’s analysis in a manner that will not give Patapsco the ability to terminate the merger agreement or decline to close under the merger agreement;

•	all conditions to the completion of the merger, including required approvals by federal and state banking regulators and by Patapsco’s and Howard’s stockholders, will be satisfied without any waivers or modifications to the merger agreement in all respects material to Griffin’s analysis in a manner that will not give Patapsco the ability to terminate the merger agreement or decline to close under the merger agreement;

•	all material governmental, regulatory, stockholder and any other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect to Howard or Patapsco or to the contemplated benefits of the merger;

•	with Howard’s consent, Howard will use its ability to change the cash/stock mix of the merger consideration on a financially prudent basis.

Griffin’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. Subsequent developments may affect Griffin’s opinion, and Griffin does not have any obligation to update, revise, confirm or reaffirm its opinion. Griffin’s opinion is limited to the fairness, from a financial point of view, to the common equity stockholders of Howard with regards to the merger consideration to be paid by Howard in the transaction as of the date of the opinion. Griffin expressed no opinion as to the fairness of the merger to creditors or other stakeholders of Howard or as to the underlying decision by Howard to engage in the merger or any other transaction, the relative merits of the merger compared to other transactions available to Howard, or the relative merits of the merger compared to other strategic alternatives that may be available to Howard. Furthermore, Griffin did not take into account, and expresses no opinion with respect to, the amount or nature of any bonuses and any other compensation or consideration to any officers, directors, or employees of Howard or Patapsco paid or payable by reason or as a result of the merger.

The forecasts, projections and estimates of Howard and Patapsco prepared and provided to Griffin by the management of Howard and Patapsco, respectively, were not prepared with the expectation of public disclosure. All such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. Griffin assumed, based on discussions with the management of Howard and Patapsco, respectively, and at the direction of such management and with the consent of the Howard board of directors, that all such forecasts, projections and estimates referred to above provided a reasonable basis upon which Griffin could form its opinion and Griffin expressed no view as to any such information or the assumptions or bases therefor. Griffin relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

The preparation of the fairness opinion is a comprehensive and complex analytical process, involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In accordance with customary investment banking practice, Griffin employed generally accepted valuation methods in reaching its opinion. Estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The following is a summary of the material financial analyses undertaken by Griffin and presented by Griffin to the Howard board of directors in connection with rendering Griffin’s opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Griffin or the presentation made by Griffin to the Howard board of directors. In arriving at its opinion, Griffin did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized within include information presented in tabular format. Accordingly, Griffin believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

64

Summary of Proposal for Purposes of the Fairness Opinion

Pursuant to the merger agreement by and between Howard and Patapsco, Patapsco will merge with and into Howard. The 1,974,843 issued and outstanding shares of Patapsco’s common stock, other than shares of Patapsco common stock owned by Howard and its subsidiaries, will be converted into the right to receive, subject to allocation and proration procedures described in the merger agreement, a fixed price of $10,053,000 ($5.09 per share) with 20% payable in cash and with 80% payable in shares of Howard’s common stock. Shares of Patapsco’s common stock owned by Howard and its subsidiaries will be cancelled. The number of shares of Howard’s common stock constituting the stock portion of the merger consideration will be determined by dividing $8,042,400 by the average closing price of Howard’s common stock for the 20 trading days prior to the five business days prior to the effective time (as defined in the merger agreement), except that in no event will (i) such number of shares be more than 893,577 or less than 478,202 or (ii) will the per share exchange ratio (as defined in the merger agreement) be more than 0.5656 or less than 0.3030. Therefore, under certain circumstances, the value of the merger consideration to be received by Patapsco’s stockholders may be somewhat more or less than $10,053,000. Howard has the right to change the mix of cash and stock payable as part of the merger consideration at its election, but in no event will the cash portion exceed 50% of the total merger consideration.

Target Market Price and Structure

Using publicly available information, Griffin reviewed the market price and structure of Patapsco. Shares of Patapsco’ common stock, which are quoted over the counter on the OTCBB, has very little trading volume. Griffin identified the following information as of February 27, 2015.

Last reported sale	$3.02
52-week high (7/7/14)	$3.59
52-week low (4/2/14)	$2.25
Market Cap (in millions)	$6.0
3-month average daily volume (“ADTV”)	604
Price/Tangible Book Value (“TBV”) (%)	60.1
Price/Last Trailing Twelve Months (“LTM”) Earnings (x)	4.6

Selected Companies Analysis

Using publicly available information, Griffin compared the financial performance and condition of Patapsco to publicly traded banks and bank holding companies with between $150 million and $250 million in total assets, non-performing assets (“NPAs”) as a percentage of total assets less than 2.5%, positive return on average assets (“ROAA”) and average daily trading volume of at least 250 shares during the last three months. Griffin looked at banks and bank holding companies nationwide and those headquartered in the Delaware, Maryland, New Jersey, New York and Pennsylvania (collectively, the “Mid-Atlantic”). Companies included in this group were (with an asterisk next to those headquartered in the Mid-Atlantic):

ASB Financial Corp.	Choice Bancorp, Inc.	Pinnacle Bank
Community 1st Bank	American Riviera Bank	Community Bank of the Bay
Pacific Commerce Bank	Bank of McKenney	Community Business Bank
Community Bank of Santa Maria	Birmingham Bloomfield Bancshares, Inc.	Orange County Business Bank
High Country Bancorp, Inc.	AMB Financial Corp.	Suncrest Bank
Bank of Napa, N.A.	Summit Bank	Home Loan Financial Corp.
Brunswick Bancorp*	Lighthouse Bank	First Bancshares, Inc.
T Bancshares, Inc.	ProAmérica Bank	Americas United Bank
Enterprise National Bank N.J.*	Quaint Oak Bancorp, Inc.*	Eureka Financial Corp.*
OCB Bancorp	Home City Financial Corp.

65

To perform this analysis, Griffin used financial information as of the most recently available quarter, and market price information as of February 27, 2015 as reported by SNL Financial. Griffin’s analysis showed the following concerning Patapsco’s and its peers’ financial condition, risk profile, valuation and liquidity:

Financial Condition & Performance

		Nationwide Peers			Mid-Atlantic Peers
	Patapsco Bancorp	Low	Median	High	Low	Median	High

Total Assets ($000)	226,396	151,552	180,907	246,837	154,451	156,744	174,677
Core ROAA (%)	0.57	0.22	0.87	3.62	0.22	0.90	1.03
Core ROAE (%)	8.65	1.07	7.43	18.70	1.07	6.81	7.31
NIM (%)	3.42	3.19	4.07	5.49	4.09	4.18	4.36
NPAs/Assets (%)	2.01	0	0.90	2.76	0.49	0.70	0.90
TCE/TA (%)	3.50	7.18	11.16	22.64	11.29	14.21	20.46

Liquidity and Pricing

		Nationwide Peers			Mid-Atlantic Peers
	Patapsco Bancorp	Low	Median	High	Low	Median	High

ADTV	560	269	827	3,112	269	315	602
Price/LTM Earnings (x)	4.8	4.1	13.6	36.5	12.3	14.7	36.5
Price/TBV (%)	79.8	38.9	97.1	180.2	38.9	91.7	103.1

No company used as a comparison in the above analysis is identical to Patapsco. In addition, Griffin presumed that the trading valuations for peers exclude any change in control premium. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion.

Selected Transactions Analysis

Griffin reviewed publicly available information as reported by SNL Financial related to acquisitions announced between January 1, 2014 and February 27, 2015 of (a) banks and bank holding companies headquartered in the Mid-Atlantic and (b) banks and bank holding companies with between $150 million and $250 million in total assets, NPAs as a percentage of total assets less than 2.5%, and positive ROAA with under $300 million in total assets (i) nationwide and (ii) those headquartered in Maryland and Pennsylvania.

Mid-Atlantic Selected Transactions

Acquirer	Acquiree
Cathay General Bancorp	Asia Bancshares, Inc.
Bridge Bancorp, Inc.	Community National Bank
BB&T Corp.	Susquehanna Bancshares, Inc.
Sterling Bancorp	Hudson Valley Holding Corp.
S&T Bancorp, Inc.	Integrity Bancshares, Inc.
Riverview Financial Corp.	Citizens National Bank of Meyersdale
WesBanco, Inc.	ESB Financial Corp.
Putnam County Savings Bank	CMS Bancorp, Inc.
Cape Bancorp, Inc.	Colonial Financial Services, Inc.
Mid Penn Bancorp, Inc.	Phoenix Bancorp, Inc.
Bank of the Ozarks, Inc.	Intervest Bancshares Corp.
Codorus Valley Bancorp, Inc.	Madison Bancorp, Inc.
Univest Corp. of Pennsylvania	Valley Green Bank
National Penn Bancshares, Inc.	TF Financial Corp.
Bryn Mawr Bank Corp.	Continental Bank Holdings, Inc.
CB Financial Services, Inc.	FedFirst Financial Corp.
F.N.B. Corp.	OBA Financial Services, Inc.
Salisbury Bancorp, Inc.	Riverside Bank
Center Bancorp, Inc.	ConnectOne Bancorp, Inc.
Southern National Bancorp of Virginia, Inc.	Prince George’s Federal Savings Bank

66

Nationwide Selected Transactions

Acquirer	Acquiree
Sunshine Bancorp, Inc.	Community Southern Holdings, Inc.
First NBC Bank Holding Company	State Investors Bancorp, Inc.
ESB Bancorp MHC	Citizens National Bancorp, Inc.
Pacific Continental Corp.	Central Pacific Bancorp
Durant Bancorp, Inc.	Consolidated Equity Corp.
ServisFirst Bancshares, Inc.	Metro Bancshares, Inc.
Wintrust Financial Corp.	Delavan Bancshares, Inc.
NewBridge Bancorp	Premier Commercial Bank
First Busey Corp.	Herget Financial Corp.
Puntam County Savings Bank	CMS Bancorp, Inc.
American National Bankshares Inc.	MainStreet BankShares, Inc.
Banner Corp.	Siuslaw Financial Group, Inc.
Home BancShares, Inc.	Broward Financial Holdings, Inc.
Magnolia Banking Corp.	First National Bancshares of Hempstead County
Univest Corp. of Pennsylvania	Valley Green Bank
BNC Bancorp	Harbor Bank Group, Inc.
Old National Bancorp	LSB Financial Corp.
Independent Bank Group, Inc.	Houston City Bancshares, Inc.
Little London Bancorp Inc.	5Star Bank
First Business Financial Services, Inc.	Aslin Group, Inc.
Sturm Financial Group, Inc.	First Capital West Bancshares, Inc.
Green Bancorp, Inc.	SP Bancorp, Inc.
Home BancShares, Inc.	Florida Traditions Bank
Institution for Savings in Newburyport and Its Vicinity	Rockport National Bancorp, Inc.
CB Financial Services, Inc.	FedFirst Financial Corp.
F.N.B. Corp.	OBA Financial Services, Inc.
Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.
Platte Valley Financial Service Companies, Inc.	Mountain Valley Bancshares, Inc.
First Citizens Bancshares, Inc.	Southern Heritage Bancshares, Inc.
Salisbury Bancorp, Inc.	Riverside Bank
CBFH, Inc.	MC Bancshares, Inc.

Maryland and Pennsylvania Selected Transactions

Acquirer	Acquiree
Univest Corp. of Pennsylvania	Valley Green Bank
CB Financial Services, Inc.	FedFirst Financial Corp.
F.N.B. Corp.	OBA Financial Services, Inc.

For each transaction referred to above, Griffin derived and compared, among other things, the following implied ratios:

1.	Price per common share paid for the acquired company to last twelve months earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

2.	Price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

67

3.	Tangible book value premium for the acquired company to deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits of the acquired company (“Core Deposits”) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

		Mid-Atlantic Selected Transactions			Nationwide Selected Transactions			Maryland and Pennsylvania Selected Transactions
	Patapsco Bancorp	Low	Median	High	Low	Median	High	Low	Median	High

Target Financials
Total Assets ($000)	226,396	81,413	492,002	18,583,327	157,119	268,880	385,555	319,027	370,261	385,555
ROAA (%)	0.57	(0.36)	0.51	1.51	0.25	0.67	1.51	0.32	0.73	1.57
ROAE (%)	8.65	(2.51)	4.28	17.19	1.49	6.02	17.30	1.74	4.28	17.49
NPAs/Assets (%)	2.01	0.36	1.20	7.13	0	1.20	2.40	0.36	1.30	1.54
TCE/TA (%)	3.50	7.90	10.18	18.76	7.86	10.79	21.93	8.97	15.96	18.76

Deal Value/Deal Ratios
Deal Value ($ in millions)	10.1	7.8	98.8	2,500.9	12.5	38.0	98.8	55.0	77.7	98.8
Price/LTM Earnings (x)	19.5	13.7	22.8	68.9	9.3	23.3	51.8	14.7	20.0	25.2
Price/TBV (%)	127.0	87.8	133.2	262.7	89.4	145.3	234.0	106.8	133.2	234.0
TB Prem./Core Deposits (%)	5.55	(1.87)	8.31	25.29	(1.23)	7.89	25.29	2.37	10.80	25.29

No company or transaction used as a comparison in the above analyses is identical to Patapsco, Howard or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion.

Discounted Cash Flow Analysis

Griffin performed a discounted cash flow analysis to estimate a range of the present value of estimated free cash flows that Patapsco could generate on a stand-alone basis. In performing this analysis, Griffin utilized the following assumptions, among others:

•	a required tangible common equity to tangible assets capitalization level of 8% with any earnings in excess of required capital retention treated as distributable earnings;

•	earnings assumptions for 2015 based on budget information for Patapsco and discussions with Howard’s management, with subsequent earnings for Patapsco developed based upon historical trends and assumptions and inputs that Griffin considered reasonable;

•	a range of discount rates of 14% to 18% based on a normalized risk free interest rate as recommended by Duff & Phelps, the latest published Duff & Phelps U.S. Equity Risk Premium recommendation, a size premium, also published by Duff & Phelps, and a computed weighted average cost of capital of 14.99%; and

•	a projected terminal value multiple range of 120% to 170% of Patapsco’s forecasted 2020 tangible common equity based on observed transaction multiples, industry practice, and Griffin’s professional judgment.

These calculations resulted in a range of implied per share values of between $3.47 to $8.54 without any cost-savings and $5.37 to $10.70 with $1.9 million of cost-savings estimated by Howard’s management. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates and is not necessarily indicative of the actual value or expected value of Patapsco.

The summary set forth above is not a complete description of the analyses and procedures performed by Griffin in the course of arriving at its opinion.

68

Howard retained Griffin as its exclusive financial adviser to its board of directors with respect to mergers, acquisitions and similar transactions, acquisitions of branches and other financial institutions, and capital raising transactions. As part of its investment banking business, Griffin is, from time to time, engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, public and private placement of listed and unlisted securities, rights offerings and other forms of valuations for various purposes. As specialists in the securities of banking companies, Griffin has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Griffin may, from time to time, purchase securities from, and sell securities to, Howard and Patapsco. As a market maker in securities, Griffin may from time to time have a long or short position in, and buy or sell, debt or equity securities of institutions like and possibly including Howard and Patapsco for Griffin’s own account and for the accounts of its customers. To the extent Griffin held any such positions, it was disclosed to Howard and Patapsco.

Pursuant to Griffin’s engagement letter, Howard agreed to pay Griffin a fee of $250,000 contingent on the completion of the merger. In addition, Griffin served as placement agent in the private placement, as previously described. Upon completion of the private placement, Howard will pay Griffin a fee of $1.7 million. Pursuant to Griffin’s engagement letter, Howard pays Griffin quarterly retainer fees of $20,000 for merger and acquisition evaluation, capital markets and strategic advice on an ongoing basis. In addition, Howard has paid Griffin success fees totaling $385,000 for its advisory service in connection with branch acquisitions in August 2013 and August 2014 and Howard’s federally-assisted acquisition of a failed institution from the FDIC in October 2014.

Howard has agreed to reimburse Griffin for reasonable out of pocket expenses incurred in connection with Griffin’s engagement and to indemnify and hold harmless partners, officers, agents, employees and affiliates from and against all losses, claims, judgments, liabilities, costs, damages and expenses based upon or arising from Griffin’s engagement. Except as set forth above, during the two years preceding the date of its opinion to Howard, Griffin did not receive compensation for investment banking services from Howard.

Other than as disclosed above, there have been no material relationships between Griffin or its affiliates and representatives and (i) Howard or its affiliates or (ii) Patapsco or its affiliates, during the past two years. Griffin may in the future provide investment banking and financial advisory services to Howard or Patapsco and receive compensation for such services.

Patapsco’s Reasons for the Merger

In approving the merger agreement, Patapsco’s board of directors consulted with KBW regarding the financial aspects of the transaction and with Patapsco’s legal counsel as to the board of directors’ fiduciary duties and the terms of the merger agreement. In arriving at its decision to approve the merger agreement, the board of directors also considered a number of factors, including:

•	the form and amount of the merger consideration, including the tax effects of stock consideration compared to cash consideration;

•	Patapsco common stockholders will receive Howard common stock in exchange for their shares of Patapsco common stock, enabling them to participate in any growth opportunities of the combined company;

•	the perceived risks to shareholder value presented by the present inability of Patapsco to pay the deferred interest on its subordinated debentures avoid and thereby avert an event of default;

•	information concerning the business, earnings, operations, financial condition, valuation and prospects of Patapsco and Howard, both individually and as a combined company;

•	Patapsco’s community banking orientation and its compatibility with Howard and its subsidiaries;

•	Howard’s access to capital and managerial resources;

69

•	the premium represented by the value of the merger consideration over the trading prices of Patapsco’s common stock before the announcement of the merger;

•	the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner and without imposition of burdensome conditions;

•	the terms of the merger agreement and the structure of the merger, including that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

•	The opinion, dated March 2, 2015, of KBW to Patapsco’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Patapsco common stock of the merger consideration in the proposed merger, as more fully described under “Opinion of Patapsco’s Financial Advisor;”

•	Patapsco Bank’s potential to better serve its customers and enhance its competitive position in the communities in which it operates due the ability to offer more diverse financial products and services through a larger and more highly capitalized institution;

•	the interests of certain executive officers and directors of Patapsco, which are different from, or in addition to, the interests of Patapsco’s stockholders generally; and

•	the effect of the merger on Patapsco’s employees, customers and community.

Patapsco’s board of directors also considered potential risks associated with the merger in connection with its decision to approve the merger agreement, including that other parties that might be interested in proposing a transaction with Patapsco could be discouraged from doing so given the terms of the merger agreement generally prohibiting Patapsco from soliciting, engaging in discussions or providing information regarding an alternative transaction, requiring Patapsco to pay a termination fee to Howard under certain circumstances, and requiring Patapsco’s directors to execute agreements requiring them to vote in favor of the merger with Howard, all of which Howard required in order that it agree to enter into the merger agreement.

The foregoing discussion of the information and factors considered by Patapsco’s board of directors is not exhaustive, but includes the material factors that the board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by Patapsco’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not quantify, rank or assign any relative or specific weight to the foregoing factors. Rather, it considered all of the factors as a whole. The board of directors discussed the foregoing factors, including asking questions of Patapsco’s management and legal and financial advisors, and reached general consensus that the merger was in the best interests of Patapsco and its stockholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. The board of directors did not undertake to make any specific determination as to whether any factor, or particular aspect of any factor, supported or did not support its ultimate decision to approve the merger agreement and the merger. The foregoing explanation of the reasoning of Patapsco’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the cautionary statements set forth in “Forward-Looking Statements.”

Opinion of Patapsco’s Financial Advisor

Patapsco engaged Keefe, Bruyette & Woods, Inc. to render financial advisory and investment banking services to Patapsco, including an opinion to the Patapsco board of directors as to the fairness, from a financial point of view, to the holders of Patapsco common stock of the merger consideration to be received by such stockholders in the proposed merger of Patapsco with and into Howard. Patapsco selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

70

As part of its engagement, representatives of KBW attended the meeting of the Patapsco board held on March 2, 2015, at which the Patapsco board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Patapsco common stock. The Patapsco board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Patapsco board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Patapsco common stock. It did not address the underlying business decision of Patapsco to engage in the merger or enter into the merger agreement or constitute a recommendation to the Patapsco board in connection with the merger, and it does not constitute a recommendation to any holder of Patapsco common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter (including, with respect to holders of Patapsco common stock, what election any such stockholder should make with respect to the stock consideration or the cash consideration), nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’ or support agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Patapsco and Howard and the merger, including, among other things:

•	a draft of the merger agreement as of February 27, 2015 (the most recent draft then made available to KBW);
•	certain regulatory filings of Patapsco and Howard, including the quarterly call reports filed with respect to each quarter during the three years ended December 31, 2014 for Patapsco and Howard;
•	the audited financial statements for the three fiscal years ended June 30, 2014 of Patapsco;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of Howard;
•	the unaudited quarterly financial statements for the fiscal quarters ended September 30, 2014 and December 31, 2014 of Patapsco (provided to KBW by representatives of Patapsco);
•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of Howard;
•	the unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2014 of Howard (contained in the Current Report on Form 8-K filed by Howard with the SEC on January 20, 2015);
•	certain other interim reports and other communications of Patapsco and Howard to their respective stockholders; and
•	other financial information concerning the businesses and operations of Patapsco and Howard furnished to KBW by Patapsco and Howard or which KBW was otherwise directed to use for purposes of KBW’s analyses.

71

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among other things, the following:

•	the historical and current financial position and results of operations of Patapsco and Howard;
•	the assets and liabilities of Patapsco and Howard;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for Patapsco and Howard with similar information for certain other companies the securities of which are publicly traded;
•	financial and operating forecasts and projections of Patapsco that were prepared by, and provided to KBW and discussed with KBW by, Patapsco management and that were used and relied upon by KBW at the direction of such management with the consent of the Patapsco board;
•	financial and operating forecasts and projections of Howard and estimates regarding certain pro forma financial effects of the merger on Howard (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the merger), that were prepared by, and provided to KBW and discussed with KBW by, Howard management and that were used and relied upon by KBW based on such discussions with the consent of the Patapsco board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Patapsco and Howard regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Patapsco, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Patapsco.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the respective managements of Patapsco and Howard as to the reasonableness and achievability of the financial and operating forecasts and projections of Patapsco and Howard (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by such managements. KBW assumed, with the consent of Patapsco, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such managements. KBW further relied upon Howard management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on Howard (and the assumptions and bases therefor, including without limitation, cost savings, related expenses and operating synergies expected to result from the merger) that were prepared and provided to KBW by, and discussed with KBW by, such management. KBW assumed, with the consent of Patapsco, that all such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates would be realized in the amounts and in the time periods estimated by such management.

The forecasts, projections and estimates of Patapsco and Howard provided to KBW were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Patapsco and Howard, that such information of Patapsco and Howard referred to above provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Patapsco or Howard since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Patapsco’s consent, that the aggregate allowances for loan and lease losses for Patapsco and Howard were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Patapsco or Howard, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Patapsco or Howard under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

72

KBW assumed that, in all respects material to its analyses:

•	the merger and any related transaction (including the subsidiary bank merger, the private placement, the Howard Preferred Stock Retirement, as defined below, and, if necessary, the additional Patapsco preferred stock issuance) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW) and any related documents and instruments referred to in the merger agreement, and as further described to KBW by representatives of Patapsco and/or Howard in the case of the related transactions, with no additional payments or adjustments to the merger consideration;
•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement; and
•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Patapsco, Howard, the combined entity, or the contemplated benefits of the merger, including the cost savings, related expenses and operating synergies expected to result from the merger.

KBW assumed, in all respects material to KBW’s analysis, that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Securities Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that Patapsco relied upon the advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Patapsco, Howard, the merger, any related transaction (including the subsidiary bank merger, the private placement, the Howard Preferred Stock Retirement and the additional Patapsco preferred stock issuance) and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the merger consideration to be received by the holders of Patapsco common stock in the merger to such stockholders. KBW expressed no view or opinion as to any other terms or aspects of the merger or any related transaction (including the subsidiary bank merger, the private placement, Howard Preferred Stock Retirement and the additional Patapsco preferred stock issuance), including without limitation, the form or structure of the merger (including the form of merger consideration or the allocation of the merger consideration between stock and cash) or any related transaction, any consequences of the merger or any related transaction to Patapsco, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

73

•	the underlying business decision of Patapsco to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Patapsco or the Patapsco board;
•	the fairness of the amount or nature of any compensation to any of Patapsco’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Patapsco common stock;
•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Patapsco (other than the holders of Patapsco common stock (solely with respect to the merger consideration, as described in KBW’s opinion, and not relative to the consideration to be received by holders of any other class of securities)) or holders of any class of securities of Howard or any other party to any transaction contemplated by the merger agreement;
•	whether Howard has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Patapsco common stock at the closing of the merger, or to fund the Howard Preferred Stock Retirement;
•	any adjustment (as provided in the merger agreement) in the amount of merger consideration (including the allocation thereof among cash and stock) assumed to be paid in the merger for purposes of KBW’s opinion;
•	the election by holders of Patapsco common stock to receive the stock consideration or the cash consideration, or any combination thereof, the actual allocation between the stock consideration and the cash consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the merger agreement), or the relative fairness of the stock consideration and the cash consideration;
•	the actual value of Howard common stock to be issued in the merger;
•	the prices, trading range or volume at which Patapsco common stock or Howard common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Howard common stock would trade following consummation of the merger;
•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to Patapsco, Howard, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger, the private placement, the Howard Preferred Stock Retirement or the additional Patapsco preferred stock issuance), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Patapsco and Howard. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Patapsco board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Patapsco board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Patapsco and Howard and the decision to enter into the merger agreement was solely that of the Patapsco board.

The following is a summary of the material financial analyses presented by KBW to the Patapsco board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Patapsco board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

74

Patapsco Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Patapsco to eight selected U.S. banks and thrifts that were traded on Nasdaq, the New York Stock Exchange or NYSE MKT with total assets less than $750 million, a tangible common equity to tangible assets ratio less than 7.0% and a non-performing assets to total assets ratio greater than 1.0%. Merger targets and Howard were excluded from the selected companies.

The selected companies included:

Royal Bancshares of Pennsylvania, Inc.	Plumas Bancorp
Carolina Bank Holdings, Inc.	Village Bank and Trust Financial Corp.
Carver Bancorp, Inc.	Citizens First Corporation
Emclaire Financial Corp.	OptimumBank Holdings, Inc.

To perform this analysis, KBW used profitability and other financial information for or, in the case of information for the latest 12 month period (“LTM”), through the most recent completed quarter available (“MRQ”) (which in the case of Patapsco was the fiscal quarter ended December 31, 2014 as provided by Patapsco management to the extent not publicly available) or as of the end of such quarter and market price information as of February 27, 2015. Where consolidated holding company level financial data for the selected companies as of or for periods ended December 31, 2014 was unreported, either such data reported as of or for periods ended September 30, 2014 or subsidiary bank level data as of or for periods ended December 31, 2014 was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Patapsco’s historical financial statements, or the data presented under the section “– Opinion of Howard’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance and financial condition of Patapsco and the selected companies:

			Selected Companies
		Patapsco	Bottom			Top
	Patapsco	Adjusted(1)	Quartile	Median	Average	Quartile
LTM Core Return on Average Assets(2)	0.64%	0.42%	0.15%	0.59%	0.45%	0.77%
LTM Core Return on Average Equity(2)	9.75%	6.34%	4.53%	8.82%	7.74%	10.66%
LTM Net Interest Margin	3.30%		3.33%	3.63%	3.58%	3.82%
LTM Efficiency Ratio	77.9%		90.2%	83.1%	84.2%	71.7%
Tangible Common Equity/Tangible Assets	4.39%	3.50%	2.25%	6.03%	4.62%	6.51%
Leverage Ratio	9.30%		7.66%	8.76%	8.61%	9.69%
Tier 1 Capital Ratio	15.4%		10.8%	11.5%	12.2%	13.9%
Total Capital Ratio	16.7%		12.3%	14.1%	14.3%	15.5%
Loans/Deposits	93.1%		77.9%	79.5%	81.7%	84.6%
Loan Loss Reserves/Loans	1.50%		1.36%	1.50%	1.82%	2.15%
Nonperforming Assets(3)/Loans + OREO	2.64%		8.25%	4.35%	6.21%	2.96%
Nonperforming Assets(3)/Assets	2.01%		5.62%	3.15%	4.86%	2.04%
LTM Net Charge-Offs/Average Loans	0.01%		0.53%	0.31%	0.34%	0.08%

75

(1)	Adjusted to assume income is tax effected at 35% in the case of LTM core return on average assets and LTM core return on average equity and to reduce Patapsco’s common equity by the amount of undeclared and unpaid TARP dividends in the case of tangible common equity to tangible assets ratio.
(2)	Excludes the impact of Patapsco’s deferred tax asset (“DTA”) valuation allowance reversal and a one-time legal expense and excludes one-time items in the case of the selected companies.
(3)	Nonperforming assets include nonaccrual loans, restructured loans, loans 90+ days past due and accruing and OREO.

KBW’s analysis also showed the following concerning the market performance of Patapsco and the selected companies (excluding the impact of certain selected company LTM and MRQ annualized earnings per share (“EPS”) multiples considered to be not meaningful because they were either below 0.0x or greater than 30.0x):

					Selected Companies
			Patapsco		Bottom						Top
	Patapsco(1)		Adjusted(2)		Quartile		Median		Average		Quartile
Stock Price/Book Value per Share	0.60	x	0.75	x	0.92	x	1.14	x	1.07	x	1.18	x
Stock Price/Tangible Book Value Per Share	0.60	x	0.75	x	0.95	x	1.17	x	1.11	x	1.22	x
Stock Price/LTM EPS(3)	15.1	x			9.7	x	12.1	x	11.4	x	12.2	x
Stock Price/MRQ Annualized EPS(4)	11.3	x			8.3	x	8.7	x	8.6	x	9.0	x
1-Year Price Change	31.3%				-29.0%		-13.8%		-10.0%		10.4%
1-Year Total Return	31.3%				-29.0%		-13.8%		-9.6%		13.1%
YTD Price Change	4.1%				-5.7%		1.2%		-0.8%		6.4%
Dividend Yield	0.0%				0.0%		0.0%		0.4%		0.0%
LTM Dividend Payout	0.0%				0.0%		0.0%		5.0%		0.0%

(1)	Patapsco earnings data reflected the impact of a 35% normalized tax rate and undeclared and unpaid TARP dividends and excluded the impact of its DTA valuation allowance reversal and a one-time legal expense.
(2)	Adjusted to reduce Patapsco’s common equity by the amount of undeclared and unpaid TARP dividends.
(3)	Excluding as not meaningful the impact of the LTM EPS multiples for Carver Bancorp, Inc., Village Bank and Trust Financial Corp. and Optimum Bank Holdings, Inc.
(4)	Excluding as not meaningful the impact of the MRQ Annualized EPS multiples for Royal Bancshares of Pennsylvania, Inc., Carver Bancorp, Inc., Village Bank and Trust Financial Corp. and Optimum Bank Holdings, Inc.

No company used as a comparison in the following selected companies analyses is identical to Patapsco. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Howard Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Howard to 21 selected banks headquartered in the Mid-Atlantic region that were traded on Nasdaq, the New York Stock Exchange or NYSE MKT and had total assets between $500 million and $1.5 billion and a nonperforming assets to total assets ratio less than 3.0%. Merger targets were excluded from the selected companies.

76

The selected companies included:

Codorus Valley Bancorp, Inc.	Mid Penn Bancorp, Inc.
Penns Woods Bancorp, Inc.	Evans Bancorp, Inc.
Citizens & Northern Corporation	CB Financial Services, Inc.
Old Line Bancshares, Inc.	Bancorp of New Jersey, Inc.
Republic First Bancorp, Inc.	DNB Financial Corporation
Orrstown Financial Services, Inc.	Norwood Financial Corp.
ACNB Corporation	First Bank
AmeriServ Financial, Inc.	Sussex Bancorp
The Community Financial Corporation	Emclaire Financial Corp.
Unity Bancorp, Inc.	Elmira Savings Bank
1st Constitution Bancorp

To perform this analysis, KBW used LTM profitability and other financial information through the most recent completed quarter available (which in the case of Howard was the fiscal quarter ended December 31, 2014) or as of the end of such quarter and market price information as of February 27, 2015. KBW also used 2015 and 2016 EPS estimates taken from consensus “street estimates” for the selected companies, to the extent publicly available, and financial forecasts and projections relating to the earnings of Howard provided to KBW by Howard management. Where consolidated holding company level financial data for the selected companies as of or for periods ended December 31, 2014 was unreported, either such data reported as of or for periods ended September 30, 2014 or subsidiary bank level data as of or for periods ended December 31, 2014 was utilized to calculate ratios. Using publicly available information, applicable financial data for certain selected companies reflected pro forma adjustments for the estimated impact of pending acquisitions and completed financings and redemptions. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Howard’s historical financial statements, or the data presented under the section “– Opinion of Howard’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance and financial condition of Howard and the selected companies:

		Selected Companies
		Bottom			Top
	Howard	Quartile	Median	Average	Quartile
LTM Core Return on Average Assets(1)	0.40%	0.61%	0.67%	0.74%	0.97%
LTM Core Return on Average Equity(1)	4.45%	5.68%	7.65%	7.60%	9.51%
LTM Net Interest Margin	4.00%	3.47%	3.56%	3.63%	3.84%
LTM Efficiency Ratio	77.8%	73.3%	68.1%	69.7%	65.1%
Tangible Common Equity/Tangible Assets	6.62%	7.56%	8.54%	8.83%	9.51%
Leverage Ratio	8.62%	9.01%	9.72%	9.92%	10.60%
Tier 1 Capital Ratio	10.1%	11.6%	13.1%	13.4%	13.9%
Total Capital Ratio	10.8%	12.7%	14.5%	14.7%	15.3%
Loans/Deposits	99.8%	80.0%	92.5%	89.3%	97.9%
Loan Loss Reserves/Loans	0.65%	1.05%	1.15%	1.22%	1.36%
Nonperforming Assets(2)/Loans + OREO	1.46%	2.32%	2.10%	2.01%	1.33%
Nonperforming Assets(2)/Assets	1.17%	1.56%	1.46%	1.45%	1.13%
LTM Net Charge-Offs/Average Loans	0.46%	0.30%	0.22%	0.25%	0.11%

(1)	Excludes one-time items. Excluded one-time items for Howard per Howard management.
(2)	Nonperforming assets include nonaccrual loans, restructured loans, loans 90+ days past due and accruing and OREO.

77

KBW’s analysis also showed the following concerning the market performance of Howard and, to the extent publicly available, the selected companies (excluding the impact of LTM and 2015 EPS multiples of one of the selected companies considered to be not meaningful because the multiples were greater than 30.0x):

			Howard		Howard Pro		Selected Companies
			Pro		Forma(1)		Bottom						Top
	Howard		Forma(1)		@$11.50(2)		Quartile		Median		Average		Quartile
Stock Price/Book Value per Share	1.21	x	1.16	x	0.97	x	0.95	x	1.11	x	1.08	x	1.17	x
Stock Price/Tangible Book Value Per Share	1.25	x	1.23	x	1.03	x	1.05	x	1.14	x	1.17	x	1.23	x
Stock Price/LTM EPS	25.6	x					12.0	x	14.4	x	14.6	x	17.3	x
Stock Price/2015 Estimated EPS(2)(3)	11.9	x					12.2	x	13.1	x	13.8	x	13.8	x
Stock Price/2016 Estimated EPS(2)(3)	9.4	x	10.7	x	9.0	x	11.4	x	12.3	x	14.1	x	13.8	x
1-Year Price Change	31.7%						-6.3%		-0.4%		1.2%		8.8%
1-Year Total Return	31.7%						-6.1%		3.7%		3.5%		11.1%
YTD Price Change	20.6%						-6.1%		-1.6%		-2.4%		0.4%
Dividend Yield	0.0%						1.3%		2.1%		2.2%		3.7%
LTM Dividend Payout	0.0%						15.8%		29.3%		31.8%		44.8%

(1)	Pro forma for (a) the proposed merger using Patapsco and Howard estimated book value and tangible book value data as of September 30, 2015 provided by Howard management, Patapsco 2016 projected earnings data provided by Patapsco management, pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) provided by Howard management and the total number of Howard common shares issuable in the merger based on the implied value of the merger consideration of $5.09 per share of Patapsco common stock, the closing stock price of Howard of $13.75 as of February 27, 2015 and the 80% stock / 20% cash aggregate merger consideration mix in the merger agreement and (b) a $25 million capital raise by Howard at $11.50 per share in the private placement.
(2)	Multiples calculated as if Howard common stock trades at $11.50 per share.
(3)	Estimated earnings not publicly available for Codorus Valley Bancorp, Inc., Penns Woods Bancorp, Inc., ACNB Corporation, AmeriServ Financial, Inc., Unity Bancorp, Inc., 1st Constitution Bancorp, Mid Penn Bancorp, Inc., CB Financial Services, Inc., Bancorp of New Jersey, Inc., Norwood Financial Corp., Sussex Bancorp, Emclaire Financial Corp. and Elmira Savings Bank.

No company used as a comparison in the following selected companies analyses is identical to Howard. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analyses. KBW performed selected transaction analyses as described below. For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•	price per common share as a percentage of book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total common equity);
•	price per common share as a percentage of tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity); and
•	tangible common equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

78

The resulting transaction statistics for the selected transactions were compared with corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $5.09 per share of Patapsco common stock and using historical financial information for Patapsco as of December 31, 2014 as provided by Patapsco management to the extent not publicly available.

Selected Transactions Analysis – Similar Financial Performance. KBW reviewed publicly available information related to 17 selected U.S. bank and thrift merger and acquisition transactions announced since January 1, 2012 in which the acquired company had total assets between $150 million and $400 million, a nonperforming assets to total assets ratio less than 8.0%, a tangible common equity to tangible assets ratio between 2.0% and 9.0% and a LTM return on average assets ratio less than 1.0%. Transactions where either the acquiror was not a depository institution or with no announced transaction value were excluded from the selected transactions.

The selected transactions included:

Acquiror	Acquired Company
Talmer Bancorp, Inc.	First of Huron Corp.
First Business Financial Services, Inc.	Aslin Group, Inc.
Heritage Financial Group, Inc.	Alarion Financial Services, Inc.
Institution for Savings in Newburyport	Rockport National Bancorp, Inc.
Platte Valley Financial Service Companies	Mountain Valley Bancshares, Inc.
Mascoma Mutual Financial Services Corp	Connecticut River Bancorp, Inc.
Arvest Bank Group, Inc.	National Banking Corp.
Cardinal Financial Corporation	United Financial Banking Companies, Inc.
1st Constitution Bancorp	Rumson-Fair Haven Bank & Trust Co.
BNC Bancorp	Randolph Bank & Trust Company
Independent Bank Corp.	Mayflower Bancorp, Inc.
New Hampshire Thrift Bancshares, Inc.	Central Financial Corporation
First Bancshares, Inc.	First National Bank of Baldwin County
Wintrust Financial Corporation	HPK Financial Corporation
Umpqua Holdings Corporation	Circle Bancorp
First Priority Financial Corp.	Affinity Bancorp, Inc.
IBERIABANK Corporation	Florida Gulf Bancorp, Inc.

The results of the analysis are set forth in the following table:

		Proposed	Selected Transactions
	Proposed	Merger	Bottom			Top
	Merger	Adjusted(1)	Quartile	Median	Average	Quartile
Price / Book Value	101%	127%	104%	122%	131%	165%
Price / Tangible Book Value	101%	127%	107%	122%	133%	165%
Core Deposit Premium	0.1%	1.3%	0.8%	2.0%	3.8%	6.5%

(1)	Adjusted to reduce Patapsco’s common equity by the amount of undeclared and unpaid TARP dividends.

Selected Transactions Analysis – Capital Constrained Targets. KBW reviewed publicly available information related to 16 selected U.S. bank and thrift merger and acquisition transactions announced since January 1, 2012 with an announced transaction value less than $50 million in which the acquired company had total assets between $100 million and $750 million, a tangible common equity to tangible assets ratio less than 7.0% and a nonperforming assets to total assets ratio between 1.0% and 10.0%. Transactions where the acquiror was not a depository institution and transactions where the acquired company had negative tangible common equity were excluded from the selected transactions.

79

The selected transactions included:

Acquiror	Acquired Company
OceanFirst Financial Corp.	Colonial American Bank
Kentucky Bancshares, Inc.	Madison Financial Corporation
Talmer Bancorp, Inc.	First of Huron Corp.
First American Bank Corporation	Bank of Coral Gables
Independence Bank	Premier Service Bank
Arvest Bank Group, Inc.	National Banking Corp.
Bridge Bancorp, Inc.	FNBNY Bancorp, Inc.
Wintrust Financial Corporation	Diamond Bancorp, Inc.
First Bank	Heritage Community Bank
C&F Financial Corporation	Central Virginia Bankshares, Inc.
Ameris Bancorp	Prosperity Banking Company
HCBF Holding Company, Inc.	BSA Financial Services, Inc.
First Bancshares, Inc.	First National Bank of Baldwin County
Equity Bancshares, Inc.	First Community Bancshares, Inc.
First Priority Financial Corp.	Affinity Bancorp, Inc.
WashingtonFirst Bankshares, Inc.	Alliance Bankshares Corporation

The results of the analysis are set forth in the following table:

		Proposed	Selected Transactions
	Proposed	Merger	Bottom			Top
	Merger	Adjusted(1)	Quartile	Median	Average	Quartile
Price / Book Value	101%	127%	77%	92%	87%	114%
Price / Tangible Book Value	101%	127%	77%	93%	89%	114%
Core Deposit Premium	0.1%	1.3%	-1.3%	-0.3%	-0.6%	0.9%

(1)	Adjusted to reduce Patapsco’s common equity by the amount of undeclared and unpaid TARP dividends.

No company or transaction used as a comparison in the above selected transactions analyses is identical to Patapsco or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Howard and Patapsco to various pro forma balance sheet and income statement items. This analysis did not include purchase accounting or transaction adjustments. To perform this analysis, KBW used (i) balance sheet data for Howard and Patapsco as of December 31, 2014 and (ii) financial forecasts and projections relating to the earnings of Howard and Patapsco (as adjusted to reflect the impact of a 35% normalized tax rate and annual TARP dividends) provided to KBW by Howard and Patapsco managements, respectively. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentage of Patapsco stockholders in the combined company (giving effect to the issuance of $25 million of Howard common shares at a price of $11.50 per share in the private placement) based on the implied exchange ratios derived from the implied value of the merger consideration of $5.09 per share of Patapsco common stock using the closing stock price of Howard as of February 27, 2015 under both the 80% stock / 20% cash aggregate merger consideration mix in the merger agreement and assuming hypothetical 100% stock consideration scenario for illustrative purposes:

80

	Howard	Patapsco
	as a Percentage	as a Percentage
	of Total	of Total
Ownership
Ownership at 80% Stock / 20% cash(1)	92%	8%
Ownership at 100% Stock(1)	90%	10%
Balance Sheet
Total Assets	75%	25%
Total Assets Pro Forma(1)	76%	24%
Gross Loans Held for Investment	76%	24%
Total Deposits	75%	25%
Total Tangible Common Equity(2)	85%	15%
Total Tangible Common Equity Pro Forma(1)(2)	90%	10%
Income Statement
2015 Estimated Earnings(3)	90%	10%
2016 Estimated Earnings(3)	91%	9%
2017 Estimated Earnings(3)	91%	9%

(1)	Included the effect of the issuance of $25 million of Howard common shares at a price of $11.50 per share in the private placement.
(2)	Patapsco tangible common equity reduced by the amount of undeclared and unpaid TARP dividends.
(3)	Patapsco earnings data reflected the impact of a 35% normalized tax rate and annual TARP dividends.

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Howard (giving effect to the issuance of $25 million of Howard common shares at a price of $11.50 per share in the private placement) and Patapsco. Using closing balance sheet estimates as of September 30, 2015 for Howard and Patapsco per Howard management, financial forecasts and projections relating to the earnings of Howard and Patapsco (as adjusted to reflect the impact of a 35% normalized tax rate and annual TARP dividends) provided by Howard and Patapsco managements, respectively, and pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) provided by Howard management, KBW analyzed the potential financial impact of the merger on certain projected financial results. This analysis indicated, among other things, that the merger, including the $25 million capital raise, could be dilutive to Howard’s 2016 and 2017 estimated EPS and Howard’s estimated closing book value per share and tangible book value per share as of September 30, 2015. Furthermore, the analysis indicated that, pro forma for the proposed merger (including the $25 million capital raise), each of Howard’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of September 30, 2015 could be higher.

In addition, using the same information referred to in the paragraph above, KBW reviewed with the Patapsco board for informational purposes the potential financial impact of the merger on certain projected financial results including only $10 million of the $25 million capital raise in the private placement and also reviewed with the Patapsco board for informational purposes the potential financial impact of the merger on certain projected financial results assuming the private placement does not occur in connection with the merger. Both indicated that the merger could be dilutive to Howard’s estimated closing tangible book value per share as of September 30, 2015 and could be accretive to Howard’s 2016 and 2017 estimated EPS. With respect to Howard’s book value per share as of September 30, 2015, the review indicated that the merger could be dilutive to Howard’s book value per share as of September 30, 2015 including only $10 million of the private placement and that the merger could be accretive to Howard’s book value per share as of September 30, 2015 assuming the private placement does not occur.

For all of the above analyses, the actual results achieved by Howard following the proposed merger will vary from the projected results, and the variations may be material.

81

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate ranges for the implied equity value of Patapsco on a standalone basis. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Patapsco (as adjusted to reflect the impact of a 35% normalized tax rate and undeclared and unpaid TARP dividends) prepared by and provided to KBW by Patapsco management, and assumed discount rates ranging from 16.0% to 17.5%. The ranges of values were determined by adding (1) the present value of the estimated free cash flows that Patapsco could generate over the period from 2015 to 2019 as a standalone company and (2) the present value of Patapsco’s implied terminal value at the end of such period. KBW assumed that Patapsco would maintain a tangible common equity to tangible assets ratio of 7.00% (which would require an initial cash inflow as Patapsco’s tangible common equity to tangible assets ratio was below 7.00%) and would retain sufficient earnings to maintain that level. KBW derived implied terminal values using 2020 earnings multiples. Using implied terminal values for Patapsco calculated by applying a range of 11.0x to 15.0x estimated 2020 earnings, this discounted cash flow analysis resulted in a range of implied value per Patapsco common share that could be negative at the low end of the range and $0.78 at the high end of the range. The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Patapsco.

Miscellaneous. KBW acted as financial advisor to Patapsco in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer, KBW may from time to time purchase securities from, and sell securities to, Patapsco and Howard. In addition, further to an existing sales and trading relationship between Patapsco and a KBW affiliated broker-dealer, such affiliate from time to time purchases securities from, and sells securities to, Patapsco. As a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Patapsco and Howard for KBW’s own account and for the accounts of its customers.

Pursuant to the KBW engagement agreement, Patapsco has agreed to pay KBW a total cash fee equal to 3.00% of the aggregate merger consideration, $25,000 of which became payable to KBW in connection with KBW’s engagement, $150,000 of which became payable to KBW upon the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Patapsco also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with this present engagement, in the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to Patapsco. In the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to Howard. KBW may in the future provide investment banking and financial advisory services to Patapsco or Howard and receive compensation for such services.

Terms of the Merger

Effects of the Merger

Upon completion of the merger, Patapsco will be merged with and into Howard and the separate legal existence of Patapsco will cease. All property, rights, powers, duties, obligations and liabilities of Patapsco will automatically be deemed transferred to Howard, as the surviving corporation in the merger. Howard will continue to be governed by its articles of incorporation and bylaws as in effect immediately prior to the merger.

The merger agreement provides that, pursuant to an Agreement and Plan of Merger by and between Howard Bank and Patapsco Bank, dated as of March 2, 2015, immediately after the merger Patapsco Bank will be merged with and into Howard Bank, with Howard Bank as the surviving bank in the bank merger. Howard Bank will continue to be governed by its articles of incorporation and bylaws in effect immediately prior to the bank merger.

82

Consideration to be Paid in the Merger

Pursuant to the terms of the merger agreement, Howard will acquire Patapsco for aggregate consideration of between approximately $10,051,000 and $10,053,000 (assuming an Average Price of Howard common stock between $9.00 and $16.80), including approximately $2,010,600 and between 478,702 and 893,577 shares of its common stock (based on the Average Price of its common stock as calculated as set forth in the merger agreement), with the cash/stock mix being subject to adjustment in Howard’s discretion as described herein and in the merger agreement, which we refer to as the aggregate merger consideration.

Changes in the Average Price below $9.00 or above $16.80 will not, however, impact the number of shares of Howard common stock that will be issued in exchange for a share of Patapsco common stock in the merger (i.e. the per-share stock consideration) since at such point the exchange ratio will be fixed. Therefore, to the extent the Average Price falls below $9.00, the aggregate merger consideration will be below $10,053,000, and to the extent the Average Price increases above $16.80, the aggregate merger consideration will be above $10,053,000. In either case, the amount of the per-share cash consideration will remain $5.09.

What Patapsco Stockholders Will Receive in the Merger

Upon completion of the merger, each share of Patapsco common stock that you hold at the effective time of the merger will be automatically converted into the right to receive either cash, which we refer to as the per-share cash consideration, or shares of Howard common stock, which we refer to as the per-share stock consideration, as discussed below, except for shares of Patapsco common stock held by stockholders who perfect their dissenters’ rights as discussed in “– Dissenters’ Rights.” The merger agreement provides that Patapsco stockholders will have the right, with respect to each of their shares of Patapsco common stock, to elect to receive, subject to adjustment pursuant to the allocation and proration provisions as described below, either (i) $5.09 in cash, or (ii) a fraction of a share (the “exchange ratio”) of Howard common stock determined by dividing $5.09 by the 20 trading day average closing price of the Howard common stock on the date that is five business days prior to the closing of the merger, which we refer to as the Average Price, provided that if the Average Price is $9.00 or less the exchange ratio will be fixed at 0.5656 and if the Average Price is $16.80 or more the exchange ratio will be fixed at 0.3030 (we sometimes refer to this as the “per-share stock consideration”). Patapsco stockholders may also elect to receive a combination of cash and Howard common stock for their shares of Patapsco common stock in the merger. Therefore, Howard will issue between approximately 478,702 and 893,577 shares of common stock and pay cash consideration of approximately $2,010,600 in the merger (subject to the right of Howard to adjust the mix of the cash and stock consideration as discussed below), for a total value of between approximately $10,051,000 and $10,053,000. To the extent the Average Price is between $9.00 and $16.80, the value of the stock consideration will fluctuate with the market price of Howard common stock. Because, as noted above, the exchange ratio is fixed at 0.5656 if the Average Price is $9.00 or below and 0.3030 if the Average Price is $16.80 or above, then the value of the per-share stock consideration will be greater than $5.09 if the Average Price is above $16.80 and less than $5.09 if the Average Price is below $9.00. Accordingly, any change in the price of Howard common stock outside of these parameters prior to the merger will affect the market value of the stock consideration that stockholders of Patapsco will receive as a result of the merger.

Examples of the potential effects of fluctuations in the Average Price on the merger consideration are illustrated in the following table, based upon a range of hypothetical Average Prices. The Average Prices set forth in the following table have been included for illustrative purposes only. The Average Price may be less than $7.50 or more than $18.50. We cannot assure you as to what the Average Price will be or what the value of the Howard common stock to be issued in the merger will be at the effective time of the merger and the Average Price at the effective time could be different than at the time of the stockholder meetings.

83

Assumed Average Price		Exchange Ratio	Aggregate Number of Howard Shares to be received	Per Share Value of Howard Shares to be received (2) ($)	Aggregate Value of Howard Shares to be received ($000)	Per Share Value of Cash Consideration to be received ($)	Aggregate Value of Cash Consideration to be received ($000s)	Total Aggregate Value of Merger Consideration to be received ($000s)
$7.20	(1)	0.5656	893,577	4.07	6,434	5.09	2,011	8,445
$7.50		0.5656	893,577	4.24	6,702	5.09	2,011	8,712
$8.00		0.5656	893,577	4.52	7,149	5.09	2,011	9,159
$8.50		0.5656	893,577	4.81	7,595	5.09	2,011	9,606
$9.00		0.5656	893,577	5.09	8,042	5.09	2,011	10,053
$9.50		0.5358	846,497	5.09	8,042	5.09	2,011	10,052
$10.00		0.5090	804,156	5.09	8,042	5.09	2,011	10,052
$10.50		0.4848	765,923	5.09	8,042	5.09	2,011	10,053
$10.80		0.4713	744,595	5.09	8,042	5.09	2,011	10,052
$11.00		0.4627	731,008	5.09	8,041	5.09	2,011	10,052
$11.50		0.4426	699,252	5.09	8,041	5.09	2,011	10,052
$12.00		0.4242	670,183	5.09	8,042	5.09	2,011	10,053
$12.50		0.4072	643,325	5.09	8,042	5.09	2,011	10,052
$13.00		0.3915	618,521	5.09	8,041	5.09	2,011	10,051
$13.20		0.3856	609,200	5.09	8,041	5.09	2,011	10,052
$13.50		0.3770	595,613	5.09	8,041	5.09	2,011	10,051
$14.00		0.3636	574,442	5.09	8,042	5.09	2,011	10,053
$14.50		0.3510	554,536	5.09	8,041	5.09	2,011	10,051
$15.00		0.3393	536,051	5.09	8,041	5.09	2,011	10,051
$15.50		0.3284	518,831	5.09	8,042	5.09	2,011	10,052
$16.00		0.3181	502,558	5.09	8,041	5.09	2,011	10,052
$16.50		0.3085	487,391	5.09	8,042	5.09	2,011	10,053
$16.80		0.3030	478,702	5.09	8,042	5.09	2,011	10,053
$17.00		0.3030	478,702	5.15	8,138	5.09	2,011	10,149
$17.50		0.3030	478,702	5.30	8,377	5.09	2,011	10,388
$18.00		0.3030	478,702	5.45	8,617	5.09	2,011	10,627
$18.50		0.3030	478,702	5.61	8,856	5.09	2,011	10,867

(1)	First prong of Patapsco’s termination right can be triggered if the Average Price is less than $7.20. For more information, see “–Patapsco Price Termination Right” below for more information.

(2)	Assumes value per share of Howard common stock equals the Average Price at closing.

Howard will not issue fractional shares of Howard common stock to Patapsco stockholders. If you are otherwise entitled to receive a fractional share of Howard common stock under the exchange procedure described above, you will instead have the right to receive cash, without interest, in an amount equal to the product of (i) the fraction of a share that would otherwise be due to you and (ii) the Average Price.

To illustrate the calculation of the per-share merger consideration, for example, based on a Howard closing sales price of $13.12 on April 28, 2015, the most recent practical date prior to the date hereof, an assumed Average Price for the 20 trading days ending on April 20, 2015, five business days prior to the most recent practical date prior to the date hereof, of $13.97 and a corresponding exchange ratio of 0.3643 shares of Howard common stock per share of Patapsco common stock, the tables below indicates the consideration which a Patapsco stockholder would receive, based on the values on that date, for 100 shares of Patapsco common stock assuming that a stockholder elects to receive, as consideration and no proration or change to consideration mix occurs, (a) all shares of Howard common stock, (b) 50% cash and 50% shares of Howard common stock, and (c) all cash.

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 100% Stock Election and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received(1)	Cash Consideration to be Received(2)	Total Value to be Received

For 100 Shares of Patapsco common stock	36	$472.32	$6.00	$478.32

(1)	Based on the closing sales price of $13.12 on April 28, 2015.
(2)	Consists of $6.00 of cash in lieu of a fractional share of Howard common stock.

84

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 50% Cash and 50% Stock Election and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received(1)	Cash Consideration to be Received(2)	Total Value to be Received

For 100 Shares of Patapsco common stock	18	$236.16	$257.50	$493.66

(1)	Based on the closing sales price of $13.12 on April 28, 2015.
(2)	Including $3.00 of cash in lieu of a fractional share of Howard common stock.

	Consideration to be Received as of April 28, 2015 by a Patapsco Stockholder Who Makes a 100% Cash and No Proration or Change to Consideration Mix Occurs
	Number of Howard Shares to be Received	Value of Howard Shares to be Received	Cash Consideration to be Received	Total Value to be Received

For 100 Shares of Patapsco common stock	-	-	$509.00	$509.00

Because, in these examples, the Average Price is between $9.00 and $16.80, the value of the per-share stock consideration would be $5.09 based on the Average Price. Because, as noted above, the exchange ratio is fixed at 0.5656 if the Average Price is $9.00 or below and 0.3030 if the Average Price is $16.80 or above, then the value of the per-share stock consideration on the determination date will be greater than $5.09 if the Average Price is above $16.80 and less than $5.09 if the Average Price is below $9.00, and will fluctuate based on changes in the market value of the common stock after the determination date. No fractional shares will be issued in the merger, and cash will be paid in lieu thereof.

The merger agreement contains allocation provisions that are designed to ensure that 80% (or approximately 1,579,874 shares) of the outstanding shares of Patapsco common stock at the effective time of the merger will be exchanged for shares of Howard common stock and that 20% (or 394,969 shares) of the outstanding shares of Patapsco common stock will be exchanged for cash, including cash paid to Patapsco stockholders that perfect their dissenters’ rights under Maryland law. This provision is subject, however, to Howard’s right to adjust these percentages as long as at least 50% of the outstanding shares of Patapsco common stock are exchanged for shares of Howard common stock and Howard issues at least 478,702, but no more than 893,577, of its shares of common stock in the merger.

85

Accordingly, after Patapsco stockholder elections have been tabulated, the elected amounts of stock or cash will be adjusted to ensure that 80% of the shares of Patapsco common stock outstanding at the effective time of the merger are exchanged for shares of Howard common stock and the remaining 20% are exchanged for cash, subject to adjustment of these percentages by Howard. Assuming no such adjustment, if holders of more than 20% of the outstanding shares of Patapsco common stock elect to receive cash (including those that perfect dissenters’ rights), the number of shares that you elected to exchange for cash (if any) will be reduced through an allocation formula and the rest of your shares will be exchanged for stock consideration. Similarly, if holders of less than 20% of the outstanding shares of Patapsco common stock elect to receive cash (including those that perfect dissenters’ rights), the number of shares that you elected to exchange for the stock consideration (if any) will be reduced and the rest of your shares will be exchanged for cash. Therefore, you may receive significantly less cash and more shares of Howard common stock than you elect, or you may receive significantly less shares of Howard common stock and more cash than you elect.

If you do not return the election form by the deadline to make a valid election, you will be deemed to have made no election. Stockholders not making an election may be paid in cash and/or shares of Howard common stock depending on, and after giving effect to, the allocation adjustments described below.

For more information about the allocation rules and the potential effects of the allocation procedures described above, see “– Terms of the Merger – Election and Exchange Procedures” and “– Terms of the Merger – Allocation Procedures and Proration.”

Patapsco Price Termination Right

Patapsco has the option, but is not required, to terminate the merger agreement if, at any time during the two business day period beginning on the fifth business day immediately prior to the closing of the merger (i) the Average Price of Howard common is less than $7.20 and (ii) the quotient obtained by dividing the Average Price by $9.00 is less than the Index Ratio minus 0.20, where the Index Ratio is equal to the quotient obtained by dividing (y) the closing price of the NASDAQ Bank Index (or if not available a similar index) on the date that is five business days before the closing of the merger, by (z) the closing price of the NASDAQ Bank Index (or similar index) on February 27, 2015. Patapsco cannot predict whether or not it would exercise its right to terminate the merger agreement if these conditions were met.

The merger agreement does not provide for a resolicitation of Patapsco stockholders in the event that these termination conditions are met and Patapsco chooses to complete the transaction.

Election and Exchange Procedures

Subject to allocation procedures as described below, each Patapsco stockholder may elect to receive with respect to his or her shares of Patapsco common stock all Howard common stock, all cash or a combination of common stock and cash.

Stock Election Shares. Patapsco stockholders who validly elect to receive shares of Howard common stock for some or all of their shares will receive the per-share stock consideration for that portion of the stockholder’s shares of Patapsco common stock equal to the stockholder’s stock election subject to allocation as further discussed in the following section. In our discussion below, we sometimes refer to shares held by stockholders who have made stock elections as “stock election shares.”

Cash Election Shares. Patapsco stockholders who validly elect to receive cash for some or all of their shares will receive the per-share cash consideration for that portion of the stockholder’s shares of Patapsco common stock equal to the stockholder’s cash election, subject to allocation as further discussed in the following section. In our discussion below, we sometimes refer to shares held by Patapsco stockholders who have made cash elections as “cash election shares.”

Objecting Shares. We refer to shares held by Patapsco stockholders (whom we sometimes refer to as objecting stockholders) that perfect their rights of objecting stockholders (which we sometimes refer to as dissenters’ rights) under Maryland law with respect to the merger as “objecting shares.”

No Election Shares. Shares held by Patapsco stockholders who (i) indicate that they have no preference as to whether they receive Howard common stock or cash, (ii) do not make a valid election, or (iii) attempt but fail to properly perfect their dissenters’ rights will be deemed to be “no election shares.” No election shares will be converted into the right to receive either the per-share stock consideration or the per-share cash consideration as discussed in “– Allocation Procedures and Proration” below.

86

Subject to the right of Howard to adjust these percentages, 20% of the shares of Patapsco common stock outstanding at the effective time of the merger will be exchanged for cash in the merger (including objecting shares) and the remaining outstanding shares of Patapsco common stock will be exchanged for shares of Howard common stock. Accordingly, there is no assurance that a Patapsco stockholder will receive the form of per-share consideration that stockholder elects with respect to his, her or its shares of Patapsco common stock. See “– Allocation Procedures and Proration” below.

Election Form; Letter of Transmittal. If you are a record holder of Patapsco common stock, an election form and letter of transmittal for use in surrendering your certificates representing your shares of Patapsco common stock will be sent to you no more than 40 nor less than 20 days before the anticipated effective date of the merger. The election form will include instructions for electing to receive Howard common stock or cash or a combination of stock and cash for your Patapsco common stock, or indicating that you have no preference as to whether you receive Howard common stock or cash for your shares of Patapsco common stock. The letter of transmittal will include instructions for submitting your Patapsco stock certificate(s) in exchange for the Howard common stock or the cash consideration. The deadline for making your election will be set forth in the election form, but will be no later than 5:00 p.m., Eastern Time, five days prior to the anticipated closing date of the merger. You must carefully follow the instructions on the election form and letter of transmittal and return a properly executed election form, letter of transmittal and your Patapsco stock certificate(s) (or an appropriate guarantee of delivery of such stock certificate(s) as set forth in the election form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such stock certificate(s) are in fact delivered to the exchange agent by the time set forth in such guarantee of delivery) to the exchange agent in order to receive the merger consideration for your shares. The Patapsco stock certificate(s) must be in a form that is acceptable for transfer (as explained in the letter of transmittal). Your election will be properly made only if, by the deadline date, you have submitted to Howard’s exchange agent at its designated office (i) a properly completed and signed election form, (ii) a properly completed and signed letter of transmittal together with your stock certificate(s) or guarantee of delivery of such stock certificate(s), and (iii) such other documents as Howard or the exchange agent may reasonably request.

If your election is not timely and properly made, or you revoke your election and fail to make a timely and proper new election, your shares of Patapsco common stock will be treated as “no election shares” and you will be entitled to receive solely the form of per-share consideration in exchange for your shares of Patapsco common stock that is allocated to you by the exchange agent in the allocation process, as discussed below in “– Allocation Procedures and Proration.”

You may revoke or change your election form by written notice to the exchange agent, but only if such written notice is actually received by the exchange agent at or prior to the election form deadline. If you revoke your election form, your certificates representing your shares of Patapsco common stock will be promptly returned to you without charge.

Neither Howard nor its exchange agent will be under any obligation to notify any person of any defects in an election form or letter of transmittal.

As soon as reasonably practicable after the later of its receipt of properly completed and signed letters of transmittal and accompanying Patapsco stock certificates and the closing of the merger, Howard’s exchange agent will mail certificates representing shares of Howard common stock and/or checks representing the merger consideration for shares of Patapsco common stock (including cash in lieu of fractional share interests). No interest will be paid on any cash payment.

Certificates representing shares of Howard common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of a Howard stockholder from the effective date. Until the certificates representing Patapsco common stock are surrendered for exchange, holders of such certificates will not receive the cash or stock consideration or dividends or distributions on the Howard common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. Howard has the right to withhold dividends or any other distributions on its shares until the applicable Patapsco stock certificates are surrendered for exchange.

87

Until surrendered, each Patapsco stock certificate, following the effective date of the merger, is evidence solely of the right to receive the proportionate amount of the aggregate per-share merger consideration. In no event will either Howard or Patapsco be liable to any former Patapsco stockholder for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.

Howard will not issue any fractions of a share of common stock. Rather, Howard will pay cash for any fractional share interest any Patapsco stockholder would otherwise be entitled to receive in the merger. For each fractional share that would otherwise be issued, Howard will pay by check an amount equal to the value of such fractional share multiplied by the Average Price. Shares of Patapsco common stock held by Howard as of the effective date of the merger, if any, will be canceled.

Allocation Procedures and Proration

As a result of the merger, Patapsco will be merged with and into Howard. Each share of Patapsco common stock will then be converted into either cash or shares of Howard common stock as each Patapsco stockholder elects, subject to the limitations described in this joint proxy statement/prospectus. Specifically, notwithstanding the election of Patapsco stockholders to receive cash, Howard common stock or a combination of stock and cash in the merger, an aggregate of 20% of the outstanding shares of Patapsco common stock (approximately 1,579,874 shares) will be exchanged for cash, including pursuant to the exercise and perfection of dissenters’ rights by the holders thereof, with the remaining 80% (or approximately 394,969 shares) being exchanged for Howard common stock, subject to the right of Howard to adjust these percentages as described elsewhere in this joint proxy statement/prospectus. Therefore, the elections of Patapsco stockholders will be reallocated as necessary as discussed further below.

Too Many Stockholders Elect the Cash Consideration. If the aggregate number of cash election shares and objecting shares is more than 20% of the shares of Patapsco common stock outstanding on the effective date of the merger, as such percentage may be adjusted by Howard, which we refer to as the “target cash conversion number,” then:

•	All stock election shares and no-election shares will be converted into the right to receive the per-share stock consideration; and

•	The exchange agent will reallocate, on a pro rata basis, a sufficient number of cash election shares (but not objecting shares) into stock election shares so that the number of cash election shares and objecting shares is equal to the target cash conversion number, and each such reallocated stock election share will be converted into the right to receive the per-share stock consideration and the cash election shares that are not so reallocated into stock election shares will be converted into the right to receive the per-share cash consideration.

Too Few Stockholders Elect the Cash Consideration. If the aggregate number of cash election shares and objecting shares is less than the target cash conversion number, then:

•	All cash election shares will be converted into the right to receive the per-share cash consideration; and

•	The exchange agent will reallocate, on a pro rata basis, a sufficient number of no-election shares into cash election shares so that the aggregate number of cash election shares and objecting shares is equal to the target cash conversion number, and each such reallocated cash election share will be converted into the right to receive the per-share cash consideration and the remainder of the no-election shares, if any, will be converted into the right to receive the per-share stock consideration in the merger.

•	If all no-election shares are reallocated into cash election shares as set forth above and the total number of cash election shares and objecting shares remains less than the target cash conversion number, then the exchange agent will reallocate, on a pro rata basis, a sufficient number of stock election shares into cash election shares so that the aggregate number of cash election shares and objecting shares is equal to the target cash conversion number, and each such reallocated cash election share will be converted into the right to receive the per-share cash consideration and the remainder of the stock election shares will be converted into the right to receive the per-share stock consideration in the merger.

88

Because the United States federal income tax consequences of receiving Howard common stock, cash or both Howard common stock and cash will differ, Patapsco stockholders are urged to read carefully the information included under the caption “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.

Howard Common Stock

Each share of Howard common stock outstanding immediately prior to completion of the merger will remain outstanding after and be unchanged by the merger.

Effective Date

The merger will take effect when all conditions, including obtaining stockholder and regulatory approval, have been fulfilled or waived, or as soon as practicable thereafter as Howard and Patapsco may mutually select. By law, however, regulatory and stockholder approval cannot be waived. We presently expect to close the merger by October 31, 2015. See “– Conditions to the Merger” and “– Regulatory Approvals.”

Outstanding Patapsco Preferred Stock under TARP

Pursuant to TARP, Patapsco issued to Treasury 6,000 shares of its Series A Fixed Rate Cumulative Perpetual Preferred Stock, $0.01 par value per share with a stated liquidation amount $1,000 per share (the “Series A Preferred Stock”) and 300 shares Series B Fixed Rate Cumulative Perpetual Preferred Stock, $0.01 par value per share with a stated liquidation amount $1,000 per share (the “Series B Preferred Stock”). Howard intends to retire each share of Series A Preferred Stock and Series B Preferred Stock by either purchasing such shares from Treasury prior to the closing of the merger or by converting such shares into the right to receive one share of preferred stock of Howard with rights, powers and preferences that are not materially less favorable than the rights, powers and preferences of the Series A Perpetual Preferred Stock and the Series B Preferred Stock and, subsequent to the closing and with regulatory approval, repurchasing such shares (the “Howard Preferred Stock Retirement”). The merger agreement provides that each share of Series A Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the effective time of the merger, unless previously purchased from Treasury by Howard, will be converted automatically into and thereafter represent the right to receive one share of preferred stock of Howard to be designated, prior to the closing date of the merger, as Series A Fixed Rate Cumulative Perpetual Preferred Stock, stated liquidation amount $1,000 per share and Series B Fixed Rate Cumulative Perpetual Preferred Stock, stated liquidation amount $1,000 per share, respectively, and otherwise having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the corresponding shares of the Series A Preferred Stock and Series B Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the corresponding shares of the Series A Preferred Stock and Series B Preferred Stock immediately prior to such conversion, taken as a whole.

Issuance of Preferred Stock to Howard; Assumption of Debentures Issued to Trust

Patapsco has issued and outstanding to Patapsco Statutory Trust I debentures in the principal amount of approximately $5 million, not including deferred interest of approximately $1.2 million. The merger agreement provides that at or prior to June 15, 2015, Patapsco will issue to Howard, and Howard will purchase from Patapsco, a sufficient number of shares of preferred stock at $1,000 per share to bring current the payment of deferred interest through June 15, 2015 on the subordinated debentures. Patapsco is required to use the proceeds from the sale of the preferred stock to bring current interest on the subordinated debentures. Howard’s obligation to purchase such preferred stock, and Patapsco’s obligation to issue such preferred stock, is subject to the following conditions: (i) Patapsco must have made a diligent and good faith effort to obtain a waiver of any event of default under the applicable trust preferred security agreements caused by Patapsco Statutory Trust I’s failure to make payment of amounts due and payable on the trust preferred securities and allowing continued deferral of dividends on the trust preferred securities until the effective time of the merger, and Patapsco has failed to obtain such waiver; (ii) Patapsco must have received prior regulatory approval or non-objection to bring current the payment of amounts due on its subordinated debentures by payment of any deferred payments plus any accrued interest and other charges and or fees; and (iii) Patapsco and Howard must have received all necessary regulatory approvals or non-objections and all consents from third parties as may be required for the issuance and purchase of the preferred stock and the use of the proceeds from such issuance to pay deferred interest on the subordinated debentures. If the waiver referred to in section (i) of the prior sentence is granted, Howard will not be obligated to purchase the preferred stock from Patapsco.

89

The merger agreement provides that Howard will assume Patapsco’s obligations under the debentures issued to Patapsco Statutory Trust I upon the effective time of the merger. This will include any deferred interest amounts due on the debentures.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	Organization of Howard and Patapsco and their respective subsidiaries;

•	Capital structures of Howard and Patapsco;

•	Valid approval, valid execution and delivery, non-contravention, performance and enforceability of the merger agreement;

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger;

•	Consistency of financial statements with accounting principles generally accepted in the United States (“GAAP”);

•	Absence of material adverse changes, since June 30, 2014 in the case of Patapsco, and December 31, 2013 in the case of Howard, in assets, liabilities, liquidity, net worth, property, financial condition and results of operations, or any damage, destruction or loss;

•	Filing of tax returns and payment of taxes;

•	Absence of undisclosed material pending or threatened litigation, arbitration or other proceedings and actions or governmental investigations or inquiries;

•	Compliance with applicable laws and regulations;

•	Absence of labor or collective bargaining agreements, labor strike, labor suits and similar matters, and absence of pending or threatened legal proceedings with respect to labor matters;

•	Retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	Quality of title to assets and properties;

•	Maintenance of adequate insurance;

•	Absence of undisclosed brokers’, finders’ or similar fees or the retention of finders, brokers and similar persons;

•	Absence of material environmental violations, actions or liabilities;

90

•	Accuracy of information supplied by Howard and Patapsco for inclusion in the registration statement, filed under the Securities Act, of which this joint proxy statement/prospectus is a part, and all applications filed with regulatory authorities for approval of the merger;

•	Intellectual property used or owned by Patapsco;

•	Validity and binding nature of loans reflected as assets in the financial statements of Patapsco;

•	Disclosure of loans and the extension of loans in compliance with applicable regulations;

•	Disclosure of material contracts;

•	Material compliance with the Community Reinvestment Act of 1977 (the “CRA”);

•	Material compliance with the Bank Secrecy Act, USA PATRIOT Act, anti-money laundering statutes, rules or regulations, and statutes, rules and regulations relating to customer privacy;

•	Compliance with laws related to securities activities of employees;

•	Disclosure of related party transactions;

•	Establishment and maintenance of the allowance for loan losses;

•	Investment securities status;

•	Qualification of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code;

•	Accuracy and completeness of corporate books and records;

•	Receipt of opinions of the parties’ financial advisors;

•	Absence of certain enumerated changes with respect to Patapsco;

•	Absence of undisclosed liabilities;

•	With respect to Patapsco, absence of brokered deposits;

•	With respect to Patapsco, absence of option plans and convertible securities;

•	With respect to Patapsco, that it has not entered into certain risk management arrangements; and

•	With respect to Patapsco, that it does not have trust powers or act as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, does not originate, maintain or administer credit card accounts and has not provided merchant credit card processing services.

Conduct of Business Pending the Merger

In the merger agreement, Howard and Patapsco each agreed to use their commercially reasonable good faith efforts to preserve their business organizations intact, to maintain good relationships with employees, and to preserve the good will of customers and others with whom they do business.

91

In addition, Patapsco agreed to conduct its business and to engage in transactions only in the usual, regular and ordinary course of business, consistent with past practice, except as otherwise required by or contemplated in the merger agreement, required by regulators or consented to by Howard. Patapsco also agreed in the merger agreement that (except to the extent required in writing by its regulators and with notice to Howard) it will not, and will not allow any subsidiary to, without the written consent of Howard:

•	Change its articles of incorporation or bylaws and the charter documents, bylaws, operating agreements and/or other governing documents of its subsidiaries;

•	Change the number of authorized or issued shares of its capital stock, repurchase any shares of its capital stock, redeem or otherwise acquire any shares of its capital stock, or issue or grant options or similar rights with respect to its capital stock or any securities convertible into its capital stock;

•	Declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	Grant any severance or termination pay, except in accordance with policies or agreements in effect on March 2, 2015;

•	Enter into or amend any employment, consulting, severance, compensation, “change-in-control” or termination contract or arrangement;

•	Grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with Patapsco or any Patapsco subsidiary, except (i) with respect to officers and employees at the level of Vice President or below to the extent such promotion or increase is made in the normal course of its business consistent with past practices, or (ii) for routine periodic pay increases, selective merit pay increases and pay raises in the normal course of business and consistent with past practices, provided, however, that any increase in compensation for a director or an executive officer of Patapsco or any Patapsco subsidiary that is above the level of Vice President will require Howard’s prior written consent;

•	Hire any new employees or fill any job vacancies above the level of Vice President;

•	Sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice;

•	Subject any material asset to a lien, pledge, security interest, mortgage, claim or other encumbrance, other than in the ordinary course of business consistent with past practice;

•	Modify in any material manner the manner in which it has previously conducted its business or enter into any new line of business;

•	Except for Federal Home Loan Bank of Atlanta (“FHLB”) advances with maturities not to exceed one year and deposits, incur any indebtedness for borrowed money or incur, assume or become subject to any obligations or liabilities of any other person or entity, except for the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions otherwise set forth in the merger agreement;

•	Sell or otherwise dispose of any real property, except OREO in a reasonably acceptable commercial manner in the ordinary course of business, or sell or otherwise dispose of any securities held by Patapsco or Patapsco Bank other than pursuant to redemptions by the issuer thereof;

•	Take any action that would result in any of its representations and warranties set forth in the merger agreement becoming untrue or any of the condition to closing not being satisfied, except as may be required by applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive after written notice to Howard, or after written consent or waiver from Howard;

•	Waive, release, grant or transfer any rights of material value, or modify or change in any material respect any existing material agreement to which Patapsco is a party;

92

•	Change any accounting methods, principles or practices, except as may be required by GAAP or by any applicable regulatory authority;

•	Implement any new employee benefit plan, or amend any plans except as required by applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive and provided that amendments to the Pentegra DC Plan as adopted by The Patapsco Bank 401(k) plan to modify the available investment options will be permitted;

•	Implement or adopt any material change in its: (i) guidelines and policies in existence on March 2, 2015 with regard to underwriting and making extensions of credit, the establishment of reserves with respect to possible losses thereon, or the charge off of losses incurred thereon; (ii) investment policies and practices; or (iii) other material banking policies, or otherwise fail to conduct its banking activities in the ordinary course of business consistent with past practice except as may be required by changes in applicable law or regulations, GAAP or the direction of a regulatory authority;

•	Otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

•	Enter into, modify, amend or renew any agreement under which Patapsco or any of its subsidiaries is obligated to pay more than $50,000 and that is not terminable by Patapsco or such subsidiary with 60 days’ notice or less without penalty, payment or other conditions (other than the condition of notice), or enter into, renew, extend or modify any transaction with any affiliate of Patapsco, other than deposit and loan transactions in the ordinary course of business and that comply with applicable laws, rules, regulations, orders, decrees, judgments, injunctions, writs, regulatory policies or directives;

•	Except as required by applicable law or regulation: (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; or (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk;

•	Take any action that would give rise to a right of payment to any person under any employment agreement, except for contractually required compensation;

•	Purchase any securities other than (i) FHLB or Federal Farm Credit Bank obligations or other securities having the full faith and credit of the United States, and (ii) securities having a face amount of not more than $1.0 million with a maturity date of three years or less; provided, however, that Patapsco may purchase other securities if Howard does not object to such purchase within 48 hours (counting by business days) of receipt of information regarding the security Patapsco proposes to purchase;

•	Except in the ordinary course of business consistent with past practice and involving an amount not in excess of $50,000 (exclusive of any amounts paid directly or reimbursed to Patapsco or any of its subsidiaries under any insurance policy maintained by Patapsco or any subsidiary), settle any material action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (or basis therefor) pending or, to the knowledge of Patapsco, threatened against or affecting Patapsco or any subsidiary, any of their respective properties or any of their respective assets. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims which, in the aggregate, could reasonably be determined to be material to Patapsco and its subsidiaries, taken as a whole;

•	Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon, unless Patapsco or the subsidiary has no reason to believe that such property contains hazardous substances known or reasonably suspected to be in violation of, or require remediation under, applicable environmental laws;

•	Make application for the opening or closing of any, or open or close any, branch or automated banking facility;

93

•	Make any capital expenditure of $50,000 or more or undertake or enter into any lease, contract or other commitment;

•	Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Howard or Howard Bank a first right of refusal to acquire such loan or participation);

•	Sell or acquire any loan servicing rights;

•	Take any action that would preclude the treatment of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code;

•	Make any charitable or similar contributions, except in amounts not to exceed $5,000 individually and $20,000 in the aggregate;

•	Enter into, grant, approve, renew, materially modify or extend any non-residential loan, lease, advance, credit facility, credit enhancement, guarantee, commitment, line of credit or letter of credit except in the ordinary course of business consistent with past practice and, if in excess of $1.0 million or, if to an existing customer of Patapsco, that increases the aggregate loan exposure to such customer by more than $1.0 million, if Howard does not object to such credit extension by 5:00 p.m. on the second business day after receipt of information and documentation regarding such proposed credit extension;

•	Enter into, grant, approve, modify or extend any loan, credit facility, line of credit or letter of credit for an owner-occupied residence that would result in credit exposure in excess of $1.0 million to a single borrower, provided that Patapsco may make such a credit extension if Howard does not object to such credit extension by 5:00 p.m. on the second business day after receipt of information and documentation regarding such proposed credit extension;

•	Issue any communication relating to the merger or other transactions contemplated by the merger agreement to employees (including general communications relating to benefits and compensation) without prior consultation with Howard and, to the extent relating to post-closing employment, benefit or compensation information, without the prior consent of Howard or issue any communication of a general nature to customers without the prior approval of Howard, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger or other transactions contemplated by the merger agreement; or

•	Agree to do any of the foregoing.

Patapsco also agreed in the merger agreement, among other things:

•	To permit Howard, if Howard elects to do so at its own expense, to conduct environmental assessments with respect to all real property owned, leased or operated by Patapsco and its subsidiaries;

•	To dissolve any non-operating subsidiaries of Patapsco and Patapsco Bank prior to the closing of the merger; and

•	To use its reasonable best efforts to cause or facilitate Howard’s purchase from Treasury or any other holders thereof the outstanding shares of Series A Preferred Stock and Series B Preferred Stock.

Howard and Patapsco jointly agreed, among other things:

•	To prepare all applications, registration statements and other documents necessary to obtain all required regulatory approvals;

94

•	To cooperate with each other in connection with the preparation of the registration statement of which this joint proxy statement/prospectus is a part and other necessary documents;

•	That the information each party provides for inclusion in the registration statement of which this joint proxy statement/prospectus is a part shall be materially correct and comply with all applicable provisions of federal securities laws;

•	To submit the proposed merger and the merger agreement, in the case of Patapsco, and the shares of its common stock to be issued in the merger, in the case of Howard, to their stockholders for approval at a stockholders’ meeting to be held as promptly as practicable, with an approval recommendation by each company’s board of directors;

•	Subject to the terms of the merger agreement, to take all actions necessary to complete the transactions contemplated by the merger agreement as expeditiously as practicable;

•	To maintain adequate insurance;

•	To maintain books and records consistent with past practice;

•	To file all tax returns and pay all taxes when due;

•	To cooperate with each other in the interests of an orderly, cost-effective consolidation of operations;

•	To deliver to each other updated financial statements as provided in the merger agreement;

•	To deliver to each other all documents that may be filed with the SEC, Nasdaq, or with banking or other regulatory authorities;

•	To cooperate and use their commercially reasonable efforts to assist the sale by Treasury of the Series A Preferred Stock and Series B Preferred Stock; and

•	To consult upon the form and substance of any press release related to the merger agreement or the proposed merger, and to not issue any press release or make any public statement regarding such matters without the prior written consent of the other party.

In addition, Howard also agreed in the merger agreement, among other things, that it will purchase extended period officers’ and directors’ liability insurance for the officers and directors of Patapsco and that it will not, and will not allow any subsidiary to, without the consent of Patapsco or as required in writing by any of its regulators:

•	Take any action that would result in any condition to closing from being satisfied expeditiously, except as may be required by applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive with written notice to Patapsco, or after written consent or waiver from Patapsco;

•	Take any action that would preclude the treatment of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code; or

•	Agree to do either of the foregoing.

Conditions to the Merger

Howard’s and Patapsco’s obligations to complete the merger are subject to various conditions, including, among other things, the following:

95

•	The merger and the merger agreement shall have been approved by the stockholders of Patapsco and Howard’s issuance of the aggregate common stock consideration in the merger shall have been approved by the stockholders of Howard;

•	All necessary consents and approvals for the merger shall have been received, all necessary filings and registrations by Patapsco and Howard shall have been accepted or declared effective, and each landlord for which any of Patapsco or its subsidiaries is a tenant shall have consented to the merger and other transactions contemplated by the merger agreement, except where the failure to obtain such consent or approval or for any such filing or registration to be accepted or declared effective would not reasonably be expected to have a material adverse effect on Howard or Howard Bank after the merger; all waiting periods relating to any necessary consents, approvals, filings and registration statements shall have expired; and no such consent or approval shall have imposed any condition or requirement that in the reasonable opinion of either Patapsco’s board of directors or Howard’s board of directors would: (i)(a) prohibit or materially limit the ownership or operation by Howard or any of its subsidiaries of all or any material portion of the business or assets of Patapsco or any of its subsidiaries, (b) compel Howard or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Patapsco or any of its subsidiaries, (c) impose a material compliance burden, penalty or obligation on Howard or any of its subsidiaries, or (d) otherwise materially impair the value of Patapsco and its subsidiaries to Howard and its subsidiaries; or (ii) so materially and adversely impact the economic or business benefits of the merger to either Howard or Patapsco such as to render it inadvisable. See “– Terms of the Merger – Regulatory Approvals;”

•	There shall not be any order, decree or injunction in effect preventing the completion of the transactions contemplated by the merger agreement;

•	Each of Howard and Patapsco shall have received an opinion of counsel or a letter from their independent certified public accountants that, among other things, the merger will be treated for federal income tax purposes as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and, with respect to the opinion received by Patapsco, that any gain realized in the merger will be recognized only to the extent of cash or other property (other than Howard common stock) is received in the merger, including cash received in lieu of fractional share interests. See “– Certain Federal Income Tax Consequences;” and

•	No material adverse change shall have occurred in the business, property, assets, liabilities, operations, business prospects, liquidity, income or financial condition of Patapsco or Howard, or any of their subsidiaries.

In addition to the foregoing, each party’s obligations to close the merger are conditioned on:

•	The accuracy in all material respects, as of March 2, 2015, and as of the effective date of the merger, of the representations and warranties of the other, except as to any representation or warranty that specifically relates to an earlier date and except as otherwise contemplated by the merger agreement;

•	The other’s performance in all material respects of all obligations required to be performed by it at or prior to the effective date of the merger; and

•	Other conditions that are customary for transactions of the type contemplated by the merger agreement. See “– Terms of the Merger – Representations and Warranties” and “– Terms of the Merger – Conduct of Business Pending the Merger.”

In addition, Howard’s obligation to close the merger is also contingent on:

•	Howard being satisfied that the recognized environmental conditions of any environmental assessments it conducted with respect to property of Patapsco or its subsidiaries will not have a material adverse effect on Patapsco; and

96

•	Holders of no more than 10% of the outstanding shares of Patapsco common stock perfecting their dissenters’ rights.

Each party may waive each of the conditions described above in the manner and to the extent described in “– Terms of the Merger – Amendment; Waiver” immediately below.

Amendment; Waiver

Subject to applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive, at any time prior to the closing date of the merger, Howard and Patapsco may:

•	Amend the merger agreement;

•	Extend the time for the performance of any of the obligations or other acts required in the merger agreement;

•	Waive any term or condition of the merger agreement, any inaccuracies in the representations or warranties contained in the merger agreement or in any document delivered pursuant thereto; or

•	Waive compliance with any of the agreements or conditions contained in the merger agreement.

Termination

The merger agreement may be terminated at any time prior to the effective date of the merger by the mutual consent of Howard and Patapsco.

The merger agreement may also be terminated by either party if:

•	The merger is not completed on or prior to October 31, 2015 or, because of the failure to obtain any required regulatory approval or consent by such date, the merger is not completed by December 31, 2015, if the failure to complete the merger by that date is not due to a material breach of the merger agreement by the party seeking to terminate it;

•	There has been a definitive written denial of a required regulatory approval or an application for approval or consent has been permanently withdrawn at the request of a regulatory authority;

•	The other party has materially breached any representation, warranty, covenant or other agreement in the merger agreement, and such breach either by its nature cannot be cured prior to the closing of the merger or remains uncured 30 days after receipt by such party of written notice of such breach (provided that if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days and cure is being diligently pursued, then termination can occur only after expiration of such 60-day period), if the party terminating the merger agreement is not in material breach;

•	Howard’s stockholders do not approve the issuance of the shares of Howard common stock to be issued in the merger and the private placement or Patapsco’s stockholders do not approve the merger agreement and the merger;

•	Patapsco’s board of directors withdraws, changes or modifies its recommendation to stockholders to approve the merger agreement and the merger (with respect to Howard’s right to terminate) or if Howard’s board of directors withdraws, changes or modifies its recommendation to stockholders to approve the issuance of the Howard common stock in the merger or in the private placement (with respect to Patapsco’s right to terminate); or

•	Patapsco or any Patapsco subsidiary receives (with respect to Patapsco’s right to terminate) or enters into, approves or resolves to approve (with respect to Howard’s right to terminate) an agreement, agreement in principle, letter of intent or similar agreement with a view to being acquired, or more than 25% of its assets or liabilities being acquired, by any person other than Howard, or to sell 25% or more of its outstanding shares of common stock, in a transaction the Patapsco board of directors determines is more favorable to the stockholders of Patapsco (a “superior Patapsco transaction”).

97

In addition, Patapsco may terminate the merger agreement if:

•	Howard or any Howard subsidiary enters into a definitive term sheet, letter of intent or similar agreement to merge, as a result of which Howard is not the surviving entity or Howard’s directors as of March 2, 2015 do not comprise the majority of the surviving entity’s board of directors, with any person other than Patapsco, and the Patapsco board of directors determines, after considering the advice of counsel, that such transaction is not in the best interests of Patapsco’s stockholders; or

•	At any time during the two business day period beginning on the fifth business day immediately prior to the closing of the merger:

▪	the Average Price is less than $7.20; and

▪	(a) the quotient obtained by dividing the Average Price by $9.00 is less than (b) the Index Ratio minus 0.20, where the Index Ratio is equal to the quotient obtained by dividing (y) the closing price of the NASDAQ Bank Index (or if not available a similar index) on the date that is five business days before the closing of the merger, by (z) the closing price of the NASDAQ Bank Index (or similar index) on February 27, 2015.

Termination Fee

Patapsco must pay Howard a termination fee in the amount of $500,000 if the merger agreement is terminated because:

•	Patapsco or any Patapsco subsidiary has (i) received a proposal for a superior Patapsco transaction (with respect to termination by Patapsco) or (ii) entered into, approved or resolved to approve an agreement, agreement in principle, letter of intent or similar instrument with respect to a superior Patapsco transaction (with respect to termination by Howard);

•	Patapsco or any Patapsco subsidiary has entered into an agreement, agreement in principle, letter of intent or similar instrument for any other merger, acquisition or similar transaction or a transaction with respect to the sale of a material portion of its assets in violation of the merger agreement; or

•	The board of directors of Patapsco has withdrawn, changed or modified its recommendation to the stockholders of Patapsco to approve the merger agreement and the merger in a manner adverse to Howard.

No Solicitation of Other Transactions

Patapsco has agreed that it will not, and will not allow its representatives to, directly or indirectly:

•	Initiate, solicit, induce, encourage (including by way of furnishing information) or take any other action to facilitate the making of any inquiry, offer or proposal that constitutes, relates to or could reasonably be expected to lead to (i) a merger, consolidation or acquisition of 25% or more of the assets or liabilities of Patapsco or any of its subsidiaries, or any other business combination involving Patapsco or any of its subsidiaries, or (ii) a transaction involving the transfer of (or the right to acquire) beneficial ownership of securities representing 25% or more of the then outstanding shares of Patapsco common stock or any of its subsidiaries (we refer to each such transaction as an “acquisition proposal”);

•	Respond to any inquiry relating to an acquisition proposal or participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Howard) any information or data with respect to Patapsco or any subsidiary or otherwise relating to an acquisition proposal;

98

•	Recommend or endorse an acquisition proposal;

•	Release any person or entity from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Patapsco or any subsidiary is a party; or

•	Enter into any agreement, agreement in principle, letter of intent or similar instrument with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle, letter of intent or similar instrument relating to an acquisition proposal.

However, Patapsco may respond to an inquiry, furnish nonpublic information regarding Patapsco and its subsidiaries to, or enter into discussions with, any person in response to an unsolicited acquisition proposal if (i) Patapsco’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such acquisition proposal constitutes or is reasonably likely to lead to an acquisition proposal that is more favorable to the stockholders of Patapsco than the merger (provided that such transaction is not conditioned on obtaining financing and would result in the acquisition of more than 50% of the outstanding shares of Patapsco’s common stock or all or substantially all of the assets of Patapsco and its subsidiaries on a consolidated basis), which we refer to as a “superior proposal,” (ii) Patapsco’s board of directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel and financial advisor, that such action is required in order for the board of directors to comply with its fiduciary obligations under applicable law, and (iii) at least two business days prior to furnishing any nonpublic information to, or entering into discussions with, such person or entity, Patapsco provides Howard written notice of the identity of such person or entity and of Patapsco’s intention to furnish nonpublic information to, or enter into discussions with, such person or entity and Patapsco receives from such person or entity an executed confidentiality agreement on terms no more favorable to such person or entity than the confidentiality agreement between Patapsco and Howard, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with Patapsco. Patapsco has also agreed to promptly provide to Howard any non-public information regarding Patapsco or any subsidiary provided to any other person or entity that was not previously provided to Howard, such additional information to be provided no later than the date of provision of such information to such other person or entity.

The agreement also provides that under certain circumstances as set forth therein the Patapsco board of directors can approve or recommend that Patapsco’s stockholders approve what they have determined in good faith is a superior proposal and withdraw, qualify or modify its recommendation in connection with the merger agreement and the merger when the board of directors has in good faith determined that failure to do so would be inconsistent with its fiduciary duties after consultation with and having considered the advice of its outside legal counsel and financial advisor.

Patapsco has also agreed to notify Howard promptly (and in any event within 24 hours) if it receives any acquisition proposal or request for information, negotiations or discussions with respect to any acquisition proposal, and to keep Howard informed of the status and terms of any such proposal, offer, information request, negotiations or discussions. Patapsco has further agreed to provide Howard with the opportunity to present its own proposal to Patapsco’s board of directors in response to any such proposal or offer, and negotiate with Howard in good faith with respect to any such proposal.

For a discussion of circumstances under which certain actions relating to Patapsco or a subsidiary entering into an alternative transaction could result in Patapsco being required to pay a termination fee of $500,000, see “The Merger Agreement and the Merger – Terms of the Merger – Termination Fee.”

Expenses

Each of Howard and Patapsco will pay all of the costs and expenses that it incurs in connection with the transactions contemplated by the merger agreement, including fees and expenses of financial consultants, accountants and legal counsel.

99

Regulatory Approvals

Completion of the merger is subject to the prior receipt of all approvals and consents of federal and state authorities required to complete the merger of Howard and Patapsco as well as the merger of Howard Bank and Patapsco Bank.

Howard and Patapsco have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger and the bank merger. These approvals include, with respect to the merger, approval from the FRB and the Maryland Commissioner and, with respect to the bank merger, approval from the FDIC and the Maryland Commissioner. The merger cannot proceed without these required regulatory actions.

Regulatory Approvals Required for the Merger

Federal Reserve Board. The acquisition by a bank holding company of another bank holding company requires the prior approval of the FRB under the Bank Holding Company Act of 1956. Under this law, the FRB generally may not approve any proposed transaction:

•	That would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States; or

•	That could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade, unless the FRB finds that the public interest in meeting the convenience and needs of the communities served outweighs the anti-competitive effects of the proposed transaction.

The FRB is also required to consider the financial and managerial resources and future prospects of the companies and their subsidiary banks and the convenience and needs of the communities to be served. Under the CRA, the FRB also must take into account the record of performance of Howard and Patapsco in meeting the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the FRB must take into account the effectiveness of the companies in combating money laundering activities. Among other things, the FRB will evaluate the capital adequacy of the combined company after completion of the merger. The FRB also will take into consideration the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FRB will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceedings if it determines that would be appropriate. Any transaction approved by the FRB generally may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities.

Maryland Commissioner. The merger is subject to the prior approval of the Maryland Commissioner under Section 5-903 of the Financial Institutions Article of the Maryland Annotated Code. In determining whether to approve the merger, the Maryland Commissioner will consider:

•	Whether the merger may be detrimental to the safety and soundness of Patapsco Bank or Patapsco; and

•	Whether the merger may result in an undue concentration of resources or a substantial reduction of competition in the State of Maryland.

The Maryland Commissioner will not approve any acquisition if upon consummation the combined entity (including any of its bank subsidiaries) would control 30% or more of the total amount of deposits of insured depository institutions in the State of Maryland, although the Maryland Commissioner may waive this limitation upon good cause shown. Howard Bank will not control 30% of the insured deposits in Maryland after the merger.

100

Regulatory Approvals Required for the Bank Merger

Federal Deposit Insurance Corporation. The bank merger is subject to the prior approval of the FDIC under the Bank Merger Act. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (i) the competitive impact of the transaction; (ii) financial and managerial resources of each bank that is a party to the bank merger; (iii) each of the banks’ effectiveness in combating money-laundering activities; (iv) the convenience and needs of the communities in which the banks serve; and (v) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings. In connection with its review under the Bank Merger Act, the FDIC will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Maryland Commissioner. The bank merger is subject to the prior approval of the Maryland Commissioner under Section 3-703(c) of the Financial Institutions Articles of the Maryland Annotated Code. The Maryland Commissioner will approve the bank merger if it determines that: (i) Howard Bank meets all the requirements of Maryland law for the formation of a new commercial bank; (ii) the bank merger agreement provides an adequate capital structure, including surplus, for Howard Bank in relation to its deposit liabilities and other activities; (iii) the bank merger is fair; and (iv) the proposed bank merger is not against the public interest.

Applications

Howard filed an application with the FRB and the Maryland Commissioner requesting approval of the merger of Patapsco with and into Howard on April 2, 2015. In addition, Howard Bank filed applications with the FDIC and Maryland Commissioner requesting the approval of the merger of Patapsco Bank into Howard Bank on April 2, 2015. In general, the applications and notice describe the terms of the merger or bank merger, the parties involved and the activities to be conducted by the combined entities following consummation of the transaction, and contain certain related financial and managerial information.

We are not aware of any material governmental approvals or actions that are required to complete the merger or bank merger, except as described above. If any other approval or action is required, we will use our best efforts to obtain such approval or action.

Management and Operations After the Merger

The current officers and directors of Howard and Howard Bank, with the addition of Thomas P. O’Neill, Chairman of the Board of Patapsco and Patapsco Bank, and Gary R. Bozel, a member of the board of directors of Patapsco and Patapsco Bank (or such replacements as named in a schedule to the merger agreement if either of Messrs. O’Neill or Bozel become disqualified to serve as directors pursuant to the merger agreement before the effective date of the merger), to each entity’s board of directors, will continue to be the officers and directors of Howard and Howard Bank, respectively, after the merger.

Employment; Severance

Following the merger, Howard is not obligated to continue the employment of any Patapsco employee. As a result of the merger, some Patapsco positions may be eliminated. Howard will, however, endeavor to continue the employment of all employees of Patapsco and its subsidiaries, including Patapsco Bank, in positions that will contribute to the successful performance of the combined organization. If a Patapsco or Patapsco Bank employee is not retained, however, Howard will grant an eligible employee who is terminated two weeks of severance pay for each full year of service up to a maximum of 26 weeks of severance pay, except that employees who are a party to any employment, severance or “change in control” agreement or any other agreement or arrangement that would provide for a payment triggered by the merger or the bank merger, including as described under “– Interest of Directors and Officers in the Merger – Change in Control Payments to be Made to Patapsco Bank Executive Officers,” will not be eligible for such severance benefits unless such person waives or relinquishes his or her right to such change in control payment. Each person eligible for severance benefits will remain eligible for such benefits if his or her employment is terminated, other than for cause (as defined in the merger agreement), within 12 months after the date that the merger is effective. Any former Patapsco employee whose employment with Howard or a subsidiary of Howard is terminated without cause after 12 months from the effective date of the merger will receive such severance benefits from Howard as is provided for in Howard’s general severance policy for such terminations (with full credit being given for each year of service with Patapsco or any Patapsco subsidiary).

101

Employee Benefits

The merger agreement provides that as of the effective date of the merger, each employee of Patapsco or any Patapsco subsidiary who becomes an employee of Howard or a subsidiary thereof will be entitled to full credit for each year of service with Patapsco or any subsidiary thereof for purposes of determining eligibility for participation, vesting and benefit accrual in Howard’s, or as appropriate, in the Howard subsidiary’s, employee benefit plans, programs and policies. Howard will use the original date of hire by Patapsco or a Patapsco subsidiary in making such determinations. After the effective date of the merger, Howard may discontinue or amend, or convert to or merge with a Howard benefit plan, any Patapsco benefit plan, subject to the plan’s provisions and applicable law.

Interests of Directors and Officers in the Merger

Certain members of management of Patapsco and its board of directors may have interests in the merger in addition to their interests as stockholders of Patapsco. The Patapsco board of directors was aware of these factors and considered them, among other factors, in approving the merger agreement.

You should note, however, that if after the merger Howard and Howard Bank remain subject to the written agreement originally entered into between Patapsco and Patapsco Bank and the Federal Reserve Bank and the Maryland Commissioner, as discussed elsewhere in this joint proxy statement/prospectus, Howard may be prohibited from paying the change in control payments discussed below.

Change in Control Payments to be Made to Patapsco Bank’s Executive Officers

Patapsco Bank has severance agreements with its named executive officers, which were entered into prior to any discussions with Howard. Under each of these agreements, the executive is entitled to a lump sum cash payment equal to two times the amount of his base salary and bonus paid in the prior year (subject to certain limitations as set forth in the agreement) if his employment with Patapsco Bank is terminated without his consent and other than for cause, as defined in the agreement, in connection with or within 12 months after a change in control of Patapsco or Patapsco Bank. The merger and the bank merger constitute a change in control for purposes of these agreements.

The following table describes the change in control payment each such executive will be entitled to under his severance agreement upon consummation of the merger and the bank merger, assuming he is not offered employment with Howard Bank or is offered employment but then terminated within 12 months of the merger and the bank merger. The payment of such change in control payments is subject to the receipt of approvals or non-objections from applicable regulatory authorities required pursuant to the terms of the written agreement between Patapsco and Patapsco Bank and the Federal Reserve Bank and the Maryland Commissioner.

Name	Position	Change in Control Payment Amount
Philip P. Phillips	President and Chief Executive Officer	$487,702
John Wright	Senior Vice President and Chief Financial Officer	$336,006

Employment Agreement Between Howard Bank and Philip P. Phillips

The merger agreement provides that Howard Bank will offer Philip P. Phillips, President and Chief Executive Officer of Patapsco and Patapsco Bank, an employment agreement with terms set forth in an exhibit thereto. Pursuant to the terms of such form of employment agreement, Howard Bank will employ Mr. Phillips as an Executive Vice President responsible for Howard Bank’s Baltimore market. The form of employment agreement provides for an initial term commencing on the effective date of the bank merger and terminating one year thereafter and, unless written notice that the agreement will not be renewed is provided to Mr. Phillips, will be renewed for an additional year on each anniversary date of the bank merger.

102

Mr. Phillips’ form of employment agreement provides for an initial annual salary of $200,000, subject to annual increases as may be determined by Howard Bank’s board of directors. The form of agreement also provides for a grant of 5,000 shares of restricted stock of Howard on the effective date of the agreement and a car allowance payment of $750 per month. Mr. Phillips will also be entitled to participate in any other bonus, incentive and other executive compensation programs as are made available to Howard Bank’s executive management.

Under the terms of the form of employment agreement, Howard Bank may terminate Mr. Phillips’ employment under the agreement for certain events constituting cause as defined in the agreement. In addition, Howard Bank may terminate the agreement without cause upon written notice to Mr. Phillips or upon Mr. Phillips’ permanent disability as defined in the agreement.

If Howard Bank terminates Mr. Phillips’ employment without cause or upon Mr. Phillips’ permanent disability, or Mr. Phillips terminates his employment for good reason, as defined in the agreement, or upon his permanent disability, and a change in control, as defined in the agreement, has not occurred, then Mr. Phillips will be entitled to receive an amount equal to his current base salary plus all benefits he is then receiving for a period equal to the remaining term of the agreement plus any incentive compensation already accrued for that year. In addition, all of his stock awards and stock options will immediately vest upon the effective date of such termination. If the termination is due to permanent disability, then such amount payable will be reduced if and to the extent that Mr. Phillips receives payments under any disability insurance or other program maintained by Howard Bank.

If, within 12 months following a change in control, Mr. Phillips’ employment is terminated under the agreement by Mr. Phillips for any reason or by Howard Bank without cause, then, instead of the payments provided for above, Mr. Phillips will be entitled to: (i) a lump sum payment equal to the sum of (a) his average annual compensation (consisting of base pay and bonus) during the most recent three years minus the aggregate present value of any other payments he receives that are treated as contingent upon the change in control (not including (ii), (iii) and (iv) of this sentence), and (b) a pro-rated bonus; (ii) immediate vesting of all stock awards; (iii) immediate exercisability of any unexercised stock options; and (iv) continued medical coverage for the remaining term of the agreement as available to the Bank’s other employees.

Mr. Phillips’ employment will also terminate upon mutual agreement of the parties or immediately upon his death. If his employment is terminated upon death, all of Mr. Phillips’s stock awards and stock options shall immediately vest.

The form of employment agreement also contains confidentiality and non-solicitation provisions.

Board Positions and Compensation; Payment of Accrued but Unpaid Director Fees

Upon completion of the merger and the subsequent bank merger, Thomas P. O’Neill and Gary R. Bozel will be appointed as Howard and Howard Bank directors and will be entitled to compensation in such capacity on the same basis as other Howard and Howard Bank directors. See the section of this joint proxy statement/prospectus entitled “Director Compensation” under the heading “Executive Compensation – Howard Bancorp, Inc.” for further information about such compensation.

In addition, Howard has agreed to pay to each director of Patapsco and Patapsco Bank all accrued but unpaid director fees for their service on the boards of Patapsco and Patapsco Bank as of the closing date of the merger. Currently Patapsco’s directors are being paid meeting fees while their retainer fees, which accrue monthly, are being deferred. The table below sets forth the accrued unpaid director fees we expect to be due to the Patapsco directors upon closing of the merger, assuming a closing date of September 30, 2015.

Director	Accrued Fees
Thomas P. O’Neill	$12,600
Nicole N. Glaeser	$11,375
William R. Waters	$10,500
J. Thomas Hoffman	$10,500
Gary R. Bozel	$10,500

103

Advisory Board Positions

Effective as of the closing date of the merger, Howard Bank will constitute the Howard Bank Towson Area Regional Advisory Board and appoint to such advisory board for an initial term of one year the members of Patapsco Bank’s board of directors that are not appointed to the board of directors of Howard or Howard Bank, provided that any such advisory board director will be removed if the director becomes subject to a disqualification event as set forth in the merger agreement. While such persons serve on the advisory board they will each be paid annual compensation in an amount that is equal to the annual amount they received for serving as members of the board of directors of Patapsco and Patapsco Bank during the period from July 1, 2013 through June 30, 2014. The below table sets forth the directors of Patapsco Bank that the parties expect to be appointed to the advisory board and the amount of fees each will receive for service on the advisory board.

Director	Fees for Service on Advisory Board
Nicole N. Glaeser	$28,000
William R. Waters	$26,500
J. Thomas Hoffman	$24,000

After the initial one-year period, Howard Bank has the right to remove any member of the advisory board or to dissolve the advisory board.

No Compensation Payable to Howard’s Executive Officers or Directors

None of Howard’s executive officers or directors will receive any type of compensation that is based on or that otherwise relates to the merger.

Indemnification and Insurance

Howard has agreed that for six years after the effective time of the merger, it will indemnify and hold harmless each present and former director and officer of Patapsco against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred thereafter in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, based or arising out of, or pertaining to the fact that he or she was a director or officer of Patapsco or is or was serving at the request of Patapsco or any of its subsidiaries as a director, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Patapsco, including any matters arising in connection with or related to the negotiation, execution and performance of the merger agreement or the merger or the bank merger, to which such indemnified parties would be entitled to have the right to advancements of expenses or to be indemnified under the articles of incorporation and bylaws of Patapsco as in effect on the date of the merger agreement as though such articles of incorporation and bylaws continue to remain in effect after the effective time of the merger and to the fullest extent as permitted by applicable law.

Howard has further agreed that for a minimum of six years after the merger’s effective date, Howard will, at its expense, maintain directors’ and officers’ liability insurance for the former directors and officers of Patapsco and its subsidiaries with respect to matters occurring at or prior to the merger’s effective date (a “tail” policy), so long as the policy can be obtained at a cost not in excess of an aggregate of $70,000 for the six-year period. If Howard is unable to obtain a directors’ and officers’ liability insurance tail policy at a cost not in excess of $70,000, Howard will obtain a directors’ and officers’ liability insurance tail policy with the maximum coverage reasonably available for a cost that is not in excess of $70,000.

104

Support Agreements

As a condition to Howard entering into the merger agreement, each of the directors of Patapsco entered into an agreement with Howard, dated as of March 2, 2015, pursuant to which each director agreed to vote all of their shares of Patapsco common stock in favor of the merger. A form of support agreement is filed as Exhibit 99.1 to Howard’s Current Report on Form 8-K dated March 2, 2015 and filed with the SEC on March 3, 2015. See “Where You Can Find More Information.” The support agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving Patapsco. The following is a brief summary of the material provisions of the support agreements:

•	Each director of Patapsco agreed, among other things, to vote, or cause to be voted, at any meeting of Patapsco stockholders or other circumstance in which the vote, consent or other approval of stockholders is sought, all of the Patapsco common stock as to which he or she is the record or beneficial owner (and including shares held of record by such director’s spouse, minor children and adult children living in the director’s household) (a) for approval of the merger and the execution and delivery by Patapsco of the merger agreement, (b) against any alternative acquisition transaction, and (c) against certain other actions or proposals that are intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the merger, the merger agreement or the transactions contemplated by the merger agreement.

•	Each director of Patapsco agreed to take all reasonable actions and to assist in the consummation of the merger and the other transactions contemplated by the merger agreement, and to use his best efforts to cause Patapsco and its subsidiaries to take the actions set forth in the merger agreement.

•	Each director of Patapsco agreed to continue to hold his or her shares of Patapsco until the earlier of the time the merger is effective or the date the stockholders of Patapsco approve the merger agreement.

•	Each director agreed not to take any action that could reasonably be expected to have the effect of preventing or disabling him from performing his obligations under the support agreement.

Regulatory Matters Regarding Patapsco and Patapsco Bank

On October 18, 2012, Patapsco and Patapsco Bank entered into a written agreement with the Federal Reserve Bank and the Maryland Commissioner. The written agreement sets forth the actions that Patapsco, Patapsco Bank and their boards of directors must undertake to address certain issues. The written agreement will remain in effect until stayed, modified, terminated or suspended in writing by the Federal Reserve Bank and the Maryland Commissioner.

The written agreement provides as follows:

•	By December 17, 2012, Patapsco Bank’s board of directors was required to submit an acceptable written plan to strengthen board oversight of the management and operations of Patapsco Bank;

•	By December 17, 2012, Patapsco Bank was required to submit an acceptable written plan to strengthen credit risk management practices, including strategies to limit and reduce concentrations in commercial real estate credit and strategies to minimize credit losses and reduce the level of problem assets;

•	Patapsco Bank may not extend, renew, or restructure any credit to or for the benefit of any borrower whose loans have been criticized by the Federal Reserve Bank and the Maryland Commissioner without the prior approval of a majority of its full board of directors or a designated committee thereof;

•	By December 17, 2012, Patapsco Bank was required to submit an acceptable written plan designed to improve its position through repayment, amortization, liquidation, additional collateral, or other means on each loan, relationship or other asset in excess of $600,000, including OREO, that was past due as to principal or interest more than 90 days as of December 17, 2012, was on Patapsco Bank’s problem loan list or was adversely classified by the Federal Reserve Bank and the Maryland Commissioner, and submit such a plan with respect to each additional asset that subsequently meets such description within 30 days of such loan, relationship or other asset becoming past due as to principal or interest more than 90 days, being on Patapsco Bank’s problem loan list or being adversely classified by the Federal Reserve Bank and the Maryland Commissioner;

105

•	Patapsco Bank was required to eliminate from its books, by charge-off or collection, all assets or portions of assets classified “loss” in the report of examination that have not been previously collected in full or charged off by October 28, 2012;

•	Patapsco Bank must maintain a sound process for determining, documenting and recording an adequate allowance for loan and lease losses (“ALLL”) in accordance with regulatory guidance and by December 17, 2012 was required to submit an acceptable written program for the maintenance of an adequate ALLL;

•	By December 17, 2012, Patapsco and Patapsco Bank were required to submit to the Federal Reserve Bank and the Maryland Commissioner an acceptable joint written plan to maintain sufficient capital at Patapsco Bank;

•	By January 16, 2013, Patapsco Bank was required to submit to the Federal Reserve Bank and the Maryland Commissioner a strategic plan to improve Patapsco Bank’s earnings and a budget for 2013, and Patapsco Bank was and is required to submit a strategic plan and budget for each calendar year subsequent to 2013 at least 30 days prior to the beginning of that calendar year;

•	Patapsco and Patapsco Bank may not declare or pay and dividends without the prior written approval of the Federal Reserve Bank and the Director of the Division of Banking Supervision and Regulation of the FRB (the “Director”) and, as to Patapsco Bank, the Maryland Commissioner;

•	Patapsco may not take any other form of payment representing a reduction in capital from Patapsco Bank without the prior written approval of the Federal Reserve Bank and the Maryland Commissioner;

•	Patapsco and its nonbank subsidiaries may not make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank and the Director;

•	Patapsco may not incur, increase or guarantee any debt without the prior written approval of the Federal Reserve Bank;

•	Patapsco may not purchase or redeem any shares of its stock without the prior written approval of the Federal Reserve Bank;

•	Patapsco and Patapsco Bank may not make any severance or indemnification payments without complying with regulatory requirements regarding such payments; and

•	Patapsco and Patapsco Bank must comply with prior regulatory notification requirements for any changes in directors or senior executive officers.

We do not anticipate, however, that Howard Bank and Howard will be subject to the written agreement following the merger and the bank merger, although we cannot assure you that this will be the case.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting with Howard treated as the acquiror. Under this method of accounting, Patapsco’s assets and liabilities will be recorded by Howard at their respective fair values as of the closing date of the merger and added to those of Howard. Any excess of purchase price over the net fair values of Patapsco’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Patapsco’s net assets over the purchase price will be recognized in earnings as a bargain purchase gain by Howard on the closing date of the merger. Financial statements of Howard issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Patapsco prior to the merger. The results of operations of Patapsco will be included in the results of operations of Howard beginning on the effective date of the merger.

106

Certain Federal Income Tax Consequences

The closing of the merger is conditioned upon (i) the receipt by Howard of (a) the opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, counsel to Howard, or (b) a letter from Stegman & Company, the independent certified public accountants for Howard, and (ii) the receipt by Patapsco of (a) the opinion of Kilpatrick Townsend & Stockton LLP, counsel to Patapsco, or (b) a letter from TGM Group, LLC, the independent certified public accountants for Patapsco, each dated as of the effective date of the merger, to the effect that:

•	The merger constitutes a tax-free reorganization under Section 368(a) of the Internal Revenue Code; and

•	Only as to the opinion to be received by Patapsco, any gain realized in the merger will be recognized only to the extent of cash or other property (other than Howard common stock) received in the merger, including cash received in lieu of fractional share interests.

The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Patapsco nor Howard intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which the opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

The following discussion describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Patapsco common stock. This discussion addresses only those holders that hold their Patapsco common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	individual retirement and other tax-deferred accounts;

•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	persons eligible for tax treaty benefits;

•	entities treated as partnerships or other flow-through entities for U.S. federal income tax purposes;

•	foreign corporations, foreign partnerships and other foreign entities;

•	tax-exempt organizations;

•	dealers in securities;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who are not citizens or residents of the United States;

•	persons that hold Patapsco common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

107

•	U.S. holders who acquired their shares of Patapsco common stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Internal Revenue Code, its legislative history, Treasury regulations promulgated pursuant to the Internal Revenue Code and published rulings and decisions, all as currently in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, are not addressed in this joint proxy statement/prospectus.

Holders of Patapsco common stock should consult with their own tax advisers as to the U.S. federal income tax consequences of the merger as well as the effect of state, local, foreign and other tax laws and of proposed changes to applicable tax laws, in light of their particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Patapsco common stock that is:

•	a U.S. citizen or resident, as determined for federal income tax purposes;

•	a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States; or

•	otherwise subject to U.S. federal income tax on a net income basis.

The U.S. federal income tax consequences of a partner in a partnership holding Patapsco common stock generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisers.

Tax Consequences of the Merger Generally

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following material U.S. federal income tax consequences will result:

Exchange Solely for Howard Common Stock. No gain or loss will be recognized by a Patapsco stockholder who receives solely shares of Howard common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Patapsco common stock. The tax basis of the shares of Howard common stock received by a Patapsco stockholder in such exchange will be equal (except for the basis attributable to any fractional shares of Howard common stock, as discussed below) to the basis of the Patapsco common stock surrendered in exchange for the Howard common stock. The holding period of the Howard common stock received will include the holding period of shares of Patapsco common stock surrendered in exchange for the Howard common stock, provided that such shares were held as capital assets of the Patapsco stockholder at the effective time of the merger.

Exchange Solely for Cash. A Patapsco stockholder who receives solely cash in exchange for all of his or her shares of Patapsco common stock (and is not treated as constructively owning Howard common stock after the merger under the circumstances referred to below under “– Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such stockholder’s tax basis in the Patapsco common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the Patapsco stockholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the Patapsco stockholder’s holding period is more than one year at the effective time of the merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for Howard Common Stock and Cash. A Patapsco stockholder who receives a combination of Howard common stock and cash in exchange for his or her Patapsco common stock will not be permitted to recognize any loss for federal income tax purposes. Such a stockholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a Patapsco stockholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of Howard common stock received exceeds (b) the stockholder’s basis in the Patapsco common stock to be surrendered in the exchange for the cash and Howard common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of Howard common stock received by such Patapsco stockholder will be the same as the basis of the shares of Patapsco common stock surrendered in exchange for the shares of Howard common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the gain recognized and/or cash received in exchange for such shares of Patapsco common stock. The holding period for shares of Howard common stock received by such Patapsco stockholder will include such stockholder’s holding period for the Patapsco common stock surrendered in exchange for the Howard common stock, provided that such shares were held as capital assets of the stockholder at the effective time of the merger.

108

A Patapsco stockholder’s federal income tax consequences will also depend on whether his or her shares of Patapsco common stock were purchased at different times at different prices. If they were, the Patapsco stockholder could realize gain with respect to some of the shares of Patapsco common stock and loss with respect to other shares. Such Patapsco stockholder would have to recognize such gain to the extent such stockholder receives cash with respect to those shares in which the stockholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the Howard common stock received, but could not recognize loss with respect to those shares in which the Patapsco stockholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the Howard common stock received. Any disallowed loss would be included in the adjusted basis of the Howard common stock. Such a Patapsco stockholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that stockholder.

Possible Dividend Treatment. In certain circumstances, a Patapsco stockholder who receives solely cash or a combination of cash and Howard common stock in the merger may receive dividend income, rather than capital gain, treatment on all or a portion of the gain recognized by that stockholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the Patapsco stockholder’s proportionate interest in Howard after the merger with the proportionate interest the stockholder would have had if the stockholder had received solely Howard common stock in the merger. Possible dividend treatment could apply because of your purchase (or the purchase by a family member or certain entities described below) of additional Howard stock or a repurchase of shares by Howard. For purposes of this comparison, the Patapsco stockholder may be deemed to constructively own shares of Howard common stock held by certain members of the stockholder’s family or certain entities in which the stockholder has an ownership or beneficial interest and certain stock options may be aggregated with the stockholder’s shares of Howard common stock. The amount of the cash payment that may be treated as a dividend is limited to the stockholder’s ratable share of the accumulated earnings and profits of Patapsco at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the stockholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Patapsco stockholder, stockholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A Patapsco stockholder who holds Patapsco common stock as a capital asset and who receives in the merger, in exchange for such stock, solely Howard common stock and cash in lieu of a fractional share interest in Howard common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Tax Treatment of the Entities. No gain or loss will be recognized by Howard or Patapsco as a result of the merger.

Reporting Requirements

A Patapsco stockholder who receives Howard common stock as a result of the merger will be required to retain records pertaining to the merger. Certain Patapsco stockholders are subject to certain reporting requirements with respect to the merger. In particular, such stockholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s adjusted tax basis in its Patapsco common stock and other information regarding the merger. Patapsco stockholders are urged to consult with their tax advisers with respect to these and other reporting requirements applicable to the merger.

109

Withholding Requirements

Certain Patapsco stockholders may be subject to backup withholding, at a rate of 28%, on cash received pursuant to the merger. Backup withholding will not apply, however, to a Patapsco stockholder who (1) furnishes a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (2) is otherwise exempt from backup withholding. If a Patapsco stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Patapsco stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Patapsco stockholder’s U.S. federal income tax liability, provided that the Patapsco stockholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. PATAPSCO STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER (INCLUDING, BUT NOT LIMITED TO, TAX RETURN REPORTING REQUIREMENTS), AS WELL AS THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND ANY PROPOSED CHANGES TO APPLICABLE TAX LAWS.

Restrictions on Sales of Shares by Certain Affiliates

The shares of Howard common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who is an “affiliate” of Howard as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by or are under common control with Howard, and include the executive officers and directors of Howard and may include significant stockholders of Howard following the merger.

Stock Exchange Listing

Following the merger, the shares of Howard common stock will continue to trade on the NASDAQ Capital Market under the symbol “HBMD.”

Dissenters’ Rights

Under Sections 3-201 through 3-213 of the MGCL, Patapsco stockholders have the right to object to the merger and to demand and receive “fair value” of their shares of Patapsco common stock, determined as of the date of the meeting at which the merger is approved, without reference to any appreciation or depreciation in value resulting from the merger or its proposal. These rights are also known as dissenters’ rights.

Holders of Howard common stock do not have the right to exercise dissenters’ rights in connection with the merger.

Sections 3-201 through 3-213 of the MGCL, which set forth the procedures a stockholder requesting payment for his, her or its shares must follow, are reprinted in its entirety as Annex D to this joint proxy statement/prospectus. The following discussion is not a complete statement of the law relating to dissenters’ rights under Sections 3-201 through 3-213 of the MGCL. This discussion and Annex D should be reviewed carefully by any Patapsco stockholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, as failure to strictly comply with the procedures set forth in Sections 3-201 through 3-213 of the MGCL will result in the loss of dissenters’ rights.

110

General Requirements. Sections 3-201 through 3-213 of the MGCL generally require the following:

•	Written Objection to the Proposed Transaction. Patapsco stockholders who desire to exercise their dissenters’ rights must file with Patapsco, at or before the Patapsco stockholder meeting to vote on the merger agreement and the merger, a written objection to the proposed transaction. A vote against the merger agreement and the merger will not satisfy such objection requirement. The written objection should be delivered or addressed to Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222, Attention: John M. Wright.

•	Refrain From Voting For or Consenting to the Merger Proposal. If you wish to exercise your dissenters’ rights, you must not vote in favor of the proposal to approve the merger agreement and the merger. If you return a properly executed proxy that does not instruct the proxy holder to vote against or to abstain on the proposal to approve the merger agreement and the merger, or otherwise vote in favor of the merger agreement and the merger, your dissenters’ rights will terminate, even if you previously filed a written notice of intent to demand payment. You do not have to vote against the merger in order to preserve your dissenters’ rights.

•	Written Demand for Payment. Within 20 days after acceptance of the articles of merger by the Maryland State Department of Assessments and Taxation, you must make a written demand on Howard for payment of your stock that states the number and class of shares for which payment is demanded. All written demands for payment of the fair value of Patapsco common stock should be delivered or addressed to Howard Bancorp, Inc., 6011 University Boulevard, Ellicott City, Maryland 21043, Attention: George C. Coffman.

An objection to the merger, demand for payment of the fair value and a petition for appraisal, discussed below, must be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. Therefore, if your Patapsco common stock is owned of record in a fiduciary capacity, such as by a broker, trustee, guardian or custodian, execution of the demand should be made in that capacity.

Howard Written Notice. Under Section 3-207 of the MGCL, Howard, as the successor to Patapsco, will promptly notify each objecting stockholder in writing of the date the articles of merger were accepted for record by the Maryland State Department of Assessments and Taxation. Howard may also send a written offer to pay the objecting holders of Patapsco common stock what it considers to be the fair value of the stock. If Howard chooses to do this, it will provide each objecting stockholder of Patapsco with: (i) a balance sheet as of a date not more than six months before the date of the offer; (ii) a profit and loss statement for the 12 months ending on the date of that balance sheet; and (iii) any other information Howard considers pertinent.

Any stockholder who files a notice of objection, but fails to file a written demand for the payment of fair value in a timely manner, will be bound by the vote of the Patapsco stockholders and will not be entitled to receive payment in cash as an objecting stockholder.

If you demand payment for your Patapsco common stock, you have no right to the Howard common stock or cash into which your Patapsco common stock would be converted after the merger is approved, except the payment of fair value. If you demand payment for your Patapsco common stock, your rights as a Patapsco stockholder will be restored if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, a court determines that you are not entitled to relief, or the merger is abandoned or rescinded. A demand for payment may be withdrawn only with Patapsco consent.

Petition for Appraisal. Within 50 days after the date the articles of merger are accepted by the Maryland State Department of Assessments and Taxation, Howard or any holder of Patapsco common stock who has complied with the statutory requirements summarized above may file a petition with a court of equity in Howard County, Maryland, for an appraisal to determine the fair value of Patapsco common stock (an “appraisal”). Howard is not obligated to, and has no present intention to, file a petition with respect to an appraisal of the fair value of Patapsco common stock. Accordingly, it is the obligation of objecting holders of Patapsco common stock to initiate all necessary action to perfect their dissenters’ rights within the time period prescribed by Section 3-208 of the MGCL.

111

If a petition for an appraisal is timely filed, after a hearing on the petition, the court will determine the holders of Patapsco common stock that are entitled to dissenters’ rights and will appoint three disinterested appraisers to determine the fair value of the Patapsco common stock on terms and conditions the court considers proper. Within 60 days after appointment (or such longer period as the court may direct), the appraisers will file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the stock. Within 15 days after the filing of this report, any party may object to such report and request a hearing. The court shall, upon motion of any party, enter an order confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment directing the time within which payment for the fair value shall be made by Howard. If the appraisers’ report is rejected, the court may determine the fair value of the stock of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date of the Patapsco stockholders’ vote on the merger. The cost of the appraisal proceedings, including compensation and expenses of the appraisers, will be Howard’s responsibility, except that all or any part of the expenses may be assessed against any and all of the objecting stockholders to whom an offer to pay for common stock has been made, if the court finds the failure to accept the offer was arbitrary and vexatious or not in good faith. Costs of the proceedings will not include fees and expenses of counsel. Costs of the proceedings may include fees and expenses of experts only if Howard did not make an offer of payment for your common stock or if the value of the common stock as determined in the appraisal proceeding materially exceeds the amount offered by Howard. The court’s judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity.

Fair Value. You should be aware that the fair value of your Patapsco common stock as determined under Sections 3-201 through 3-213 of the MGCL could be more than, the same as or less than the value of the Howard stock you would receive in the merger if you did not seek appraisal of your Patapsco common stock. You should further be aware that, if you have duly demanded the payment of the fair value of your Patapsco common stock in compliance with Section 3-203 of the MGCL, you will not, after making such demand, be entitled to vote the Patapsco common stock subject to the demand for any purpose or be entitled to, with respect to such shares of stock, the payment of dividends or other distributions payable to holders of record on a record date occurring after the close of business on the date the stockholders approved the merger agreement and the merger. Fair value may not include any appreciation or depreciation that directly or indirectly results from the transaction objected to or from its proposal.

If you fail to comply strictly with these procedures you will lose your dissenters’ rights. Consequently, if you wish to exercise your dissenters’ rights, we strongly urge you to consult a legal advisor before attempting to exercise your dissenters’ rights.

DESCRIPTION OF HOWARD BANCORP CAPITAL STOCK

The following summary is a description of the material terms of Howard’s common stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights.” This summary is not meant to be a complete description of the terms of Howard’s capital stock and is qualified by reference to the applicable provisions of the MGCL, the articles of incorporation, as amended, of Howard and the amended and restated bylaws of Howard. You are urged to read those documents carefully. Copies of Howard’s articles of incorporation and bylaws are on file with the SEC. See “Where You Can Find More Information.”

General

Howard’s authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Howard is currently authorized to issue 10,000,000 shares of common stock, par value $0.01 per share. Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when the board of directors declares dividends from funds legally available therefor. In addition, holders of common stock share ratably in the net assets of Howard upon the voluntary or involuntary liquidation, dissolution or winding up of Howard, after distributions are made to anyone with more senior rights.

112

Under Maryland law, Howard is not permitted to pay dividends if, as a result, it would be unable to pay its debts as they come due in the ordinary course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time the dividend is paid, to satisfy the preferential rights on dissolution of any stockholders whose preferential rights on dissolution are superior to those stockholders receiving the dividend.

In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, and each share is entitled to one vote. Holders of common stock have no conversion, sinking fund or redemption rights. While in general holders of the common stock have no preemptive rights to purchase additional shares of common stock, two stockholders that purchased common stock in a private placement that Howard consummated in conjunction with its initial public offering are entitled to preemptive rights, which expire in July 2015, that allows them to maintain their percentage ownership in any subsequent offerings of Howard’s common stock or securities convertible into Howard common stock. These stockholders waived their preemptive rights with respect to the private placement of shares of Howard common stock pursuant to agreements entered into between Howard and certain institutional investors on March 2, 2015, as previously discussed.

Howard’s articles of incorporation grant to its board of directors the right to classify or reclassify any unissued shares of common stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, the board of directors could authorize the issuance of additional shares of common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of common stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of common stock might receive a premium for their shares of common stock over the then market price of such shares. As of the date hereof, Howard’s board of directors has no plans to classify or reclassify any unissued shares of common stock.

All outstanding shares of Howard common stock are, and shares to be issued in the merger will be, when issued, fully paid and nonassessable.

Preferred Stock

Howard is authorized to issue 5,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time by its board of directors in one or more series. Prior to issuance of shares of each series of preferred stock, the board of directors is required to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and terms or conditions of redemption. The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that some of Howard’s stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. However, Howard will not offer preferred stock to directors, executive officers, holders of five percent or more of any class of its equity securities or “promoters” as defined in Rule 405 adopted under the Securities Act except on the same terms as such preferred stock is offered to all other existing or new stockholders.

Series AA Preferred Stock

On September 22, 2011, Howard issued to the Secretary of the Treasury 12,562 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series AA (the “Series AA Preferred Stock”), having a liquidation amount per share equal to $1,000, for an aggregate purchase price of $12,562,000. Howard issued the Series AA Preferred Stock pursuant to Treasury’s Small Business Lending Fund (“SBLF”), which was created for qualifying community banks and was intended to encourage small business lending. Howard was one of only four commercial banks in Maryland to be approved for this influx of Tier 1 capital to enable continued small business loan portfolio growth. As part of, and as required by, the SBLF investment transaction, Howard redeemed the preferred stock that it had issued to Treasury pursuant to the Capital Purchase Program under the Troubled Asset Relief Program.

The following is a brief description of the terms of the Series AA Preferred Stock. The description of the Series AA Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series AA Preferred Stock, as are stated in the articles supplementary to Howard’s articles of incorporation, a copy of which is on file with the SEC. See “Where You Can Find More Information.”

113

The Series AA Preferred Stock constitutes a single series of Howard’s preferred stock, consisting of 12,562 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share, all of which are issued and outstanding as of the date of this joint proxy statement/prospectus. The Series AA Preferred Stock has no maturity date.

Dividends

General. Dividends on the Series AA Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by Howard’s board of directors out of legally available funds, on a non-cumulative basis, on the $1,000 per share liquidation preference amount. Dividends are payable on January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2012.

Each dividend will be payable to holders of record as they appear on Howard’s stock register on the applicable record date, which is the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by Howard’s board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or from and including the date of the issuance of the Series AA Preferred Stock, in the case of the initial dividend period) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of four 90-day quarters, and actual days elapsed over a 90-day quarter. If a scheduled dividend payment date falls on a day that is not a business day, the dividend payment will be postponed to the next day that is a business day and no additional dividends will accrue as a result of that postponement. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York or the District of Columbia generally are authorized or required by law or other governmental actions to close.

Rate. In accordance with the terms of the SBLF program, the Series AA Preferred Stock had an initial annual dividend rate of 5% and is subject to reduction based upon changes in the amount of “Qualified Small Business Lending” or “QSBL” (as defined below) by Howard Bank from a previously-established “Baseline” (as defined below). The current rate through March 22, 2016 is 1.0%. After this date, the dividend rate will increase to 9% if Howard has not redeemed the outstanding shares of Series AA Preferred Stock at such time.

Any reduction in the dividend rate to below 5% prior to March 22, 2016 will not apply to the portion of the aggregate liquidation amount of the then-outstanding shares of Series AA Preferred Stock that is greater than the amount of the increase in QSBL from the Baseline. Dividends on any portion of the aggregate liquidation amount of the then-outstanding shares of Series AA Preferred Stock that is in excess of the amount of the increase in the amount of QSBL from the Baseline will be payable at 5% per annum until the four and one-half year anniversary of the issuance date, resulting in a blended dividend rate that will apply to each outstanding share of Series AA Preferred Stock. As noted above, from and after March 22, 2016, the dividend rate applicable to each outstanding share of Series AA Preferred Stock will be 9%, regardless of the amount of QSBL.

“Qualified Small Business Lending,” or “QSBL,” is defined as the sum of all lending by Howard Bank of the following types:

(i)	commercial and industrial loans;

(ii)	owner-occupied, nonfarm, nonresidential real estate loans;

(iii)	loans to finance agricultural production and other loans to farmers; and

(iv)	loans secured by farmland;

114

and, within these loan categories, excluding: (A) any loan or group of loans to the same borrower and its affiliates with an original principal or commitment amount greater than $10 million or that is made to a borrower that had (or whose ultimate parent company had) more than $50 million in revenues during the most recent fiscal year ended as of the date of origination; (B) to the extent not included in (A) or (C), the portion of any loans guaranteed by the U.S. Small Business Administration, any other U.S. Government agency or a U.S. Government-sponsored enterprise; and (C) to the extent not included in (A) or (B), the portion of any loans held by Howard Bank for which the risk is assumed by a third party (e.g., the portion of loans that have been participated), while, further, adding to the amount determined above the cumulative amount of net charge-offs with respect to QSBL as measured since the quarter ended September 30, 2010.

The “Baseline” is defined as the average of Howard Bank’s quarter-end QSBL for the four quarters ended June 30, 2010. The Baseline is $120,456,000.

Non-Cumulative. Dividends on the Series AA Preferred Stock are non-cumulative. If for any reason Howard’s board of directors does not declare a dividend on the Series AA Preferred Stock for a particular dividend period, then the holders of the Series AA Preferred Stock will have no right to receive any dividend for that dividend period, and Howard will have no obligation to pay a dividend for that dividend period. Howard must, however, within five calendar days, deliver to the holders of the Series AA Preferred Stock a written notice executed by its Chief Executive Officer and Chief Financial Officer stating the board of directors’ rationale for not declaring dividends. Howard’s failure to pay a dividend on the Series AA Preferred Stock also will restrict its ability to pay dividends on and repurchase other classes and series of its stock. See “– Restrictions on Dividends and Repurchases.”

When dividends have not been declared and paid in full on the Series AA Preferred Stock for an aggregate of four or more dividend periods, and during that time Howard was not subject to a regulatory determination that prohibits the declaration and payment of dividends, it must, within five calendar days of each missed payment, deliver to the holders of the Series AA Preferred Stock a certificate executed by at least a majority of the members of its board of directors stating that the board used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations. In addition, Howard’s failure to pay dividends on the Series AA Preferred Stock for five or more dividend periods, whether or not consecutive, will give the holders of the Series AA Preferred Stock the right to appoint a non-voting observer on Howard’s board of directors, which right will continue until it has timely paid dividends on the Series AA Preferred Stock for at least four consecutive dividend payments. Howard has paid all dividends due on the Series AA Preferred Stock.

No Sinking Fund. There is no sinking fund with respect to dividends on the Series AA Preferred Stock.

Restrictions on Dividends and Repurchases

Restrictions on Dividends. So long as the Series AA Preferred Stock remains outstanding, Howard may declare and pay dividends on its common stock, and any other shares of Junior Stock (as defined below) or Parity Stock (as defined below), only if, after giving effect to the dividend, its Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold (as defined below) and full dividends on all outstanding shares of Series AA Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid.

If a dividend is not declared and paid in full on the Series AA Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on Howard’s common stock or any other shares of Junior Stock (other than dividends payable solely in shares of common stock) or Parity Stock; provided, however, that in any such dividend period in which a dividend is declared and paid on the Series AA Preferred Stock, dividends may be paid on Parity Stock to the extent necessary to avoid any material breach of any covenant to which Howard is bound.

“Junior Stock” means Howard common stock and any other class or series of its stock the terms of which expressly provide that it ranks junior to the Series AA Preferred Stock as to dividend and redemption rights and/or as to rights on Howard’s liquidation, dissolution or winding up. Currently, Howard’s common stock is the only class of stock outstanding that constitutes Junior Stock.

115

“Parity Stock” means any class or series of Howard stock, other than the Series AA Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series AA Preferred Stock as to dividend rights and/or as to rights upon Howard’s liquidation, dissolution or winding up, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. Howard currently has no outstanding class or series of stock that constitutes Parity Stock.

The “Tier 1 Dividend Threshold” means 90% of $23,536,000, which is Howard’s consolidated Tier 1 capital as of June 30, 2011, less the $6.3 million in TARP preferred stock then outstanding and repaid on September 22, 2011, plus the $12,562,000 in Series AA Preferred Stock issued and minus the net loan charge-offs by Howard Bank since September 22, 2011. The Tier 1 Dividend Threshold is subject to reduction, beginning on the first day of the 11th dividend period following the date of issuance of the Series AA Preferred Stock, by $1,256,200 (10% of the aggregate liquidation amount of the Series AA Preferred Stock initially issued, without regard to any subsequent partial redemptions) for each 1% increase in QSBL from the Baseline level to the ninth dividend period.

Restrictions on Repurchases. So long as the Series AA Preferred Stock remains outstanding, Howard may repurchase or redeem shares of Capital Stock (as defined below) only if (i) after giving effect to such repurchase or redemption, its Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and (ii) dividends on all outstanding shares of Series AA Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the Series AA Preferred Stock as of the applicable record date).

If a dividend is not declared and paid on the Series AA Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, neither Howard nor any of its subsidiaries may redeem, purchase or acquire any shares of its common stock, Junior Stock, Parity Stock or other capital stock or other equity securities of any kind of Howard or of any of its subsidiaries, or any trust preferred securities issued by Howard or by any of its affiliates (“Capital Stock”), (other than (i) redemptions, purchases, repurchases or other acquisitions of the Series AA Preferred Stock, (ii) repurchases of common stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset any Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice; provided that any purchases to offset the Share Dilution Amount may not exceed the Share Dilution Amount, (iii) the acquisition by Howard or by any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than Howard or any of its subsidiaries), including as trustees or custodians, (iv) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock or trust preferred securities for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case solely to the extent required pursuant to binding agreements entered into prior to September 22, 2011 or any subsequent agreement for the accelerated exercise, settlement or exchange of these types of securities for Howard’s common stock, (v) redemptions of securities held by Howard or by any of its wholly owned subsidiaries, and (vi) redemptions, purchases or other acquisitions of capital stock or other equity securities of any kind of any of Howard’s subsidiaries required pursuant to binding agreements entered into prior to February 27, 2009, the date Howard issued its Series A and Series B Preferred Stock to Treasury pursuant to the TARP Capital Purchase Program.

“Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with GAAP applied on a consistent basis, and as measured from December 31, 2010) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

Further, at any time after September 22, 2021 when Howard is not required to file reports with the SEC or its primary banking regulator and no class of its securities is listed on a national securities exchange, then if any shares of the Series AA Preferred Stock remain outstanding, neither Howard nor its subsidiaries may, directly or indirectly, purchase, redeem or otherwise acquire for consideration any shares of Howard common stock or any Junior Stock or Parity Stock.

116

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Howard, holders of the Series AA Preferred Stock will be entitled to receive for each share of Series AA Preferred Stock held, out of Howard’s assets or proceeds thereof available for distribution to its stockholders, subject to any rights of its creditors, before any distribution of assets or proceeds is made to or set aside for the holders of its common stock and any other class or series of its stock ranking junior to the Series AA Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series AA Preferred Stock. To the extent the assets or proceeds thereof available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series AA Preferred Stock and the holders of any other class or series of Howard stock ranking equally with the Series AA Preferred Stock, the holders of the Series AA Preferred Stock and such other stock will share ratably in any such distribution.

For purposes of the liquidation rights of the Series AA Preferred Stock, a merger or consolidation of Howard with another entity or the sale, lease or exchange of all or substantially all of its assets will not constitute a liquidation, dissolution or winding up of Howard.

Redemption and Repurchases

Subject to the approval of the FRB, the Series AA Preferred Stock is redeemable at Howard’s option in whole or in part at any time and from time to time. In addition, if there is a change in the law that modifies the terms of Treasury’s investment in the Series AA Preferred Stock or the terms of the SBLF program in a materially adverse respect for Howard, Howard may, after consultation with the FRB, redeem all of the shares of Series AA Preferred Stock. The per-share redemption price will be equal to the sum of the liquidation preference amount per share of $1,000 plus the per-share amount of any unpaid dividends for the then current dividend period to, but excluding, the date of redemption (regardless of whether any dividends are actually declared for that dividend period).

To exercise the redemption right described above, Howard must give notice of the redemption to the holders of record of the Series AA Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. The notice of redemption must state: (i) the redemption date; (ii) the number of shares of Series AA Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series AA Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as Howard’s board of directors or a committee of the board determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the Series AA Preferred Stock are redeemed.

Shares of Series AA Preferred Stock that Howard redeems, repurchases or otherwise acquires will revert to authorized but unissued shares of preferred stock, which Howard may then reissue as any series of preferred stock other than the Series AA Preferred Stock.

No Conversion Rights

Holders of the Series AA Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

No Preemptive Rights

Holders of the Series AA Preferred Stock have no right to acquire additional shares of Howard’s capital stock if it issues any shares of capital stock in the future.

Voting Rights

The holders of the Series AA Preferred Stock do not have voting rights other than those described below, except to the extent from time to time required by law.

117

If dividends on the Series AA Preferred Stock have not been declared and paid in full within five business days after each dividend payment date for an aggregate of five or more dividend periods, whether or not consecutive, Howard must invite a representative selected by the holders of a majority of the outstanding shares of Series AA Preferred Stock, voting as a single class, to attend all meetings of its board of directors in a nonvoting observer capacity and give such representative copies of all notices, minutes, consents and other materials that Howard provides to its directors in connection with such meetings. The holders of the Series AA Preferred Stock are not obligated to select such a representative and such a representative, if selected, is not obligated to attend any meeting to which he or she is invited. This right of the holders of the Series AA Preferred Stock will terminate when full dividends have been timely paid for at least four consecutive dividend periods, subject to revesting in the event Howard again fails to declare and pay dividends in full on the Series AA Preferred Stock for five or more dividend periods.

In addition to any other vote or consent required by law or by its charter, the written consent of (i) Treasury, if Treasury holds any shares of Series AA Preferred Stock, or (ii) the holders of a majority of the outstanding shares of Series AA Preferred Stock, voting as a single class, if Treasury does not hold any shares of Series AA Preferred Stock, is required in order for Howard to do the following:

•	amend its articles of incorporation or the articles supplementary for the Series AA Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series AA Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Howard;

•	amend its articles of incorporation or the articles supplementary for the Series AA Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series AA Preferred Stock;

•	consummate a binding share exchange or reclassification involving the Series AA Preferred Stock or its merger or consolidation with another entity, unless (i) the shares of Series AA Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Howard is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series AA Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Series AA Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

•	sell all, substantially all or any material portion of its assets, if the Series AA Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale; or

•	consummate a Holding Company Transaction (as defined below), unless as a result thereof each share of Series AA Preferred Stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of Howard or the acquiror (the “Holding Company Preferred Stock”). Any such Holding Company Preferred Stock must entitle its holders to dividends from the date of issuance of such stock on terms that are equivalent to the terms of the Series AA Preferred Stock and have such other rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Series AA Preferred Stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that any increase in the amount of Howard’s authorized shares of preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series AA Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon Howard’s liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series AA Preferred Stock and will not require the vote or consent of the holders of the Series AA Preferred Stock.

118

A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (i) becoming the direct or indirect ultimate beneficial owner of common equity of Howard representing more than 50% of the voting power of the outstanding shares of its common stock or (ii) being otherwise required to consolidate Howard for GAAP purposes, or (b) any consolidation or merger of Howard or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of its consolidated assets to any person other than one of its subsidiaries; provided that, in the case of either clause (a) or (b), Howard or the acquiror is or becomes a bank holding company or savings and loan holding company.

To the extent holders of the Series AA Preferred Stock are entitled to vote, holders of shares of the Series AA Preferred Stock will be entitled to one for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series AA Preferred Stock would otherwise be required, all outstanding shares of the Series AA Preferred Stock have been redeemed by Howard or called for redemption upon proper notice and Howard has deposited in trust sufficient funds for the redemption.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of Howard is Computershare Trust Company, N.A.

Anti-Takeover Provisions in Howard’s Articles of Incorporation and Bylaws

General. A number of provisions of Howard’s articles of incorporation and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of Howard’s articles and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of Howard’s articles and bylaws is necessarily general and reference should be made in each case to the articles and bylaws.

Classification of the Board of Directors. Howard’s articles of incorporation provide that it will have not less than five nor more than 25 directors, and its bylaws provide that the exact number shall be fixed by its board of directors and that the number of directors may be increased or decreased by the board of directors. Howard’s board of directors is currently composed of 14 directors.

Howard’s directors are divided into three classes — Class I, Class II, and Class III — each class consisting of an equal number of directors, or as nearly equal as possible. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. A classified board of directors promotes continuity and stability of management, but makes it more difficult for Howard’s stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. Howard believes that classification of the board of directors will help to assure the continuity and stability of its business strategies and policies as determined by its board of directors.

Extraordinary Transactions. Pursuant to the MGCL, a Maryland corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) amend its charter, consolidate, merge, sell, lease or exchange all or substantially all of its assets, engage in a share exchange, or liquidate, dissolve or wind-up unless such acts are approved by the affirmative vote of holders of at least two-thirds of the shares entitled to vote on the matter, unless a lesser or greater percentage is set forth in the corporation’s charter. Howard’s articles of incorporation requires that such acts be approved by the affirmative vote of holders of at least 80% of all the votes entitled to be cast on the matter unless, other than with respect to amendments to its articles of incorporation, the transaction is approved by a majority of its board of directors.

Amendment of Articles of Incorporation. In general, other than with respect to increasing or decreasing the aggregate number of shares of stock or the number of shares of stock of any class that Howard has the authority to issue, the current provisions of Howard’s articles of incorporation may be amended only upon the affirmative vote of holders of at least 80% of all the votes entitled to be cast on the matter.

119

Amendment of Bylaws. Howard’s bylaws may be amended only by its board of directors. Stockholders have no authority to amend Howard’s bylaws.

Removal of Directors. Howard’s articles of incorporation and bylaws provide that a director may only be removed by the affirmative vote of holders of at least 80% of the votes entitled to be cast in the election of directors. In addition, the MGCL provides that if a corporation’s directors are divided into classes, a director may only be removed for cause.

No Dissenters’ Rights. Howard’s articles of incorporation provide that its stockholders and other security holders are not entitled to exercise any rights of an objecting stockholder under the MGCL unless otherwise determined by its board of directors.

Procedures for Stockholder Nominations and Proposals. Howard’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to its secretary not less than 90 days nor more than 120 days before the anniversary of the mailing date of the proxy materials in connection with its prior year’s annual meeting, unless Howard provides prior public disclosure, as defined in its bylaws, of less than 100 days of such annual meeting, in which case such notice must be received not later than the tenth day following the day on which it first makes such public disclosure of the date of the meeting. With respect to an election to be held at a special meeting of stockholders, notice of nominees for director must be received no later than the tenth day following the day on which prior public disclosure of the date of the special meeting is first made.

A stockholder’s notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Howard’s books, of the stockholder proposing such business and, to the extent known, any other stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of Howard capital stock that are beneficially owned by such stockholder on the date of such stockholder notice and, to the extent known, by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, (iv) the identification of any person retained or to be compensated by the stockholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to stockholders for the purpose of assisting in the passage of such proposal and a brief description of the terms of such employment, retainer or arrangement for compensation, and (v) any material interest of the stockholder in such business.

A stockholder’s notice with respect to the nomination of a director candidate must set forth: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director and as to the stockholder giving the notice (i) the name, age, business address and residence address of the person (and as the address appears on Howard’s books, if different), (ii) the principal occupation or employment of the person, (iii) the class and number of shares of Howard’s stock that are beneficially owned by the person on the date of such stockholder notice, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the proxy rules under the Exchange Act or any successor rule thereto (to the extent such rules are applicable to Howard); (b) as to any person known by the stockholder giving the notice to be supporting any such nominee (i) the name and address, as they appear on Howard’s books, of such persons and (ii) the class and number of shares of Howard’s stock that are beneficially owned by such persons; (c) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) a description of all arrangements or understandings between the stockholder giving the notice and each nominee and any arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and (e) the consent of each nominee to serve as a director if so elected.

Nominations and proposals that fail to follow the prescribed procedures will not be considered. Howard believes that it is in its and its stockholders’ best interests to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors or proposals for new business. This advance notice requirement also may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

120

Absence of Cumulative Voting. There is no cumulative voting in the election of Howard’s directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his, her or its votes for one nominee or disperse his, her or its votes among nominees as the stockholder chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors. The absence of cumulative voting means that the holders of a majority of Howard’s shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Authorized Shares. As indicated above, Howard’s articles of incorporation currently authorize the issuance of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock, and its articles of incorporation authorize a majority of its entire board of directors, without stockholder approval, to increase or decrease the aggregate number of shares of its stock or the number of shares of stock of any class that Howard has authority to issue. The authorization of shares of common stock and preferred stock in excess of the amount issued, and the authority of a majority of the board of directors to increase Howard’s authorized capital stock or any class thereof without stockholder approval, provides its board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock-based compensation. The unissued authorized shares also may be used by Howard’s board of directors consistent with its fiduciary duty to deter future attempts to gain control of Howard. Also, as indicated above, Howard’s board of directors’ right to set the terms of one or more series of preferred stock has anti-takeover effects.

Anti-Takeover Provisions in the MGCL

In addition to the provisions contained in Howard’s articles of incorporation and bylaws, the MGCL includes certain provisions applicable to Maryland corporations that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.

Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Maryland’s business combination statute does not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In addition, Maryland’s business combination statute does not apply to a corporation that “opts out” of the business combination statute through a charter provision. Howard has not elected to “opt out” of Maryland’s business combination statute through a charter provision.

Control Share Acquisitions. The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the “control shares” except to the extent approved by a vote of holders of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

121

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

Unless the corporation’s charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within ten days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise dissenters’ rights. The fair value of the shares as determined for purposes of such dissenters’ rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Maryland’s control share acquisition statute does not apply to individuals or transactions that are approved or exempted (whether generally or specifically) in a charter or bylaw provision before the control share acquisition occurs. Howard has not approved or exempted any individuals or transactions through a charter or bylaw provision.

Effect of Anti-Takeover Provisions

The foregoing provisions of the articles of incorporation and bylaws and Maryland law could have the effect of discouraging an acquisition of Howard or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of Howard’s common stock. In addition, such provisions may make Howard less attractive to a potential acquiror and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Howard’s board of directors believes that the provisions described above are prudent and will reduce Howard’s vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by its board of directors. Howard’s board of directors believes that these provisions are in Howard’s best interests and the best interests of its stockholders. In the board of directors’ judgment, the board of directors is in the best position to determine Howard’s true value and to negotiate more effectively for what may be in the best interests of Howard’s stockholders. Accordingly, the board of directors believes that it is in Howard’s best interests and in the best interests of Howard’s stockholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the board of directors’ belief as to the benefits to Howard of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Howard’s board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the merger, stockholders of Patapsco will become stockholders of Howard. Accordingly, their rights as stockholders will be governed by Howard’s articles of incorporation and bylaws, as well as by the MGCL. Certain differences in the rights of stockholders arise from differences between Howard’s and Patapsco’s articles of incorporation and bylaws.

122

The following is a summary of material differences in the rights of Howard stockholders and Patapsco stockholders. This discussion is not a complete statement of all differences affecting the rights of stockholders. We qualify this discussion in its entirety by reference to the MGCL and the respective articles of incorporation and bylaws of Howard and Patapsco.

Capitalization

Patapsco. The authorized capital stock of Patapsco consists of:

•	4,000,000 shares of common stock, $0.01 par value per share; and

•	1,000,000 shares of preferred stock, $0.01 par value per share.

Howard. The authorized capital stock of Howard consists of:

•	10,000,000 shares of common stock, $0.01 par value per share; and

•	5,000,000 shares of preferred stock, $0.01 par value per share.

Howard’s articles of incorporation authorize its board of directors, without the consent of its stockholders, to amend the articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class that Howard has the authority to issue. Patapsco’s articles of incorporation does not contain this provision.

Voting Rights Generally

Patapsco. Patapsco’s articles of incorporation provide that holders of its common stock are entitled to one vote per share. Holders of common stock do not have cumulative voting rights in the election of directors.

Patapsco’s articles of incorporation require the approval of the holders of (i) at least 80% of Patapsco’s outstanding shares of voting stock, and (ii) at least a majority of Patapsco’s outstanding shares of voting stock, not including shares deemed beneficially owned by a “related person,” to approve certain “business combinations” as defined therein, and related transactions. Under Maryland law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of Patapsco must, subject to certain exceptions, be approved by the vote of the holders of at least two-thirds of the outstanding shares of the common stock. The increased voting requirements in Patapsco’s articles of incorporation apply in connection with business combinations involving a “related person,” except in cases where the proposed transaction has been approved in advance by two-thirds of those members of Patapsco’s board of directors who are unaffiliated with the related person and who were directors prior to the time when the related person became a related person (the “continuing directors”). The term “related person” is defined to include any individual, corporation, partnership or other entity or affiliate thereof which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Patapsco. A “business combination” is defined to include: (i) any merger, consolidation or share exchange of Patapsco with or into a related person; (ii) any sale, lease exchange, mortgage, pledge, transfer, or other disposition of all or a substantial part of the assets of Patapsco or of a subsidiary to a related person (the term “substantial part” is defined to include more than 25% of Patapsco’s total assets); (iii) any merger, consolidation or share exchange of a related person with or into Patapsco or a subsidiary of Patapsco; (iv) any sale, lease, exchange, mortgage, pledge transfer or other disposition of all or any substantial part of the assets of a related person to Patapsco or a subsidiary of Patapsco; (v) the issuance of any securities of Patapsco or a subsidiary of Patapsco to a related person; (vi) the acquisition by Patapsco or a subsidiary of Patapsco of any securities of the related person; (vii) any reclassification of the common stock, or any recapitalization involving the common stock; and (viii) any agreement, contract or other arrangement providing for any of the above transactions.

Patapsco’s articles of incorporation also provide that if any person acquires more than 10% of any class of its equity securities without the prior approval of two-thirds of the directors not affiliated with such person and that was a member of the board prior to the time such person acquired more than 10% of the equity securities, then with respect to each vote in excess of 10%, such person is entitled to cast only one-hundredth of the vote to which the holder would otherwise be entitled.

123

Howard. Howard’s articles of incorporation provide that holders of its common stock have the right to one vote for each share of common stock held. Holders of common stock do not have cumulative voting rights.

Howard’s articles of incorporation provide that certain transactions, including: (i) a merger or consolidation of Howard or any of its subsidiaries; (ii) the sale, exchange, transfer or other disposition (in a single transaction or a series of transactions) of all or substantially all of the assets of Howard or any of its subsidiaries; (iii) any offer for the exchange of securities of another entity for the securities of Howard (including, without limitation, a statutory share exchange); and (iv) the dissolution or liquidation of Howard, must be approved by the holders of at least 80% of its shares of capital stock entitled to vote on the matter, unless approved by a majority vote of the entire board of directors.

Evaluation of Business Combinations

Patapsco. Patapsco’s articles of incorporation provide that, when considering a business combination as defined therein, or evaluating a tender or exchange offer, its board of directors, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, may consider any factors it deems relevant including specifically: (i) the social and economic effects of the transaction on Patapsco and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which Patapsco and its subsidiaries operate or are located; (ii) the business, financial condition and earnings prospects of the acquiring person or entity including, but not limited to, debt service and other financial obligations to be incurred in connection with the transaction, and other likely financial obligations of the acquiring person or entity, and the possible effect of such condition on Patapsco and its subsidiaries and the other elements of the communities in which it and its subsidiaries operate or are located; and (iii) the competence, experience and integrity of the acquiring person or entity and its or their management. The articles of incorporation define a business combination to include mergers, consolidations, share exchanges, the sale, lease, exchange, mortgage, pledge, transfer or similar disposition of a substantial part of Patapsco’s assets and the reclassification or reorganization of its securities.

Howard. Neither Howard’s articles of incorporation or bylaws contain any similar provisions regarding the evaluation of business combination transactions.

Board of Directors

The MGCL provides that a Maryland corporation’s board of directors must consist of at least one director.

Patapsco. Patapsco’s articles of incorporation provide that the number of directors will be no less than five and no more than 11, not including any directors elected by the holders of Patapsco’s preferred stock voting separately as a class. The articles and bylaws together provide the board with the power to set the number of directors within those limits by a vote of at least two-thirds of the directors then in office. The directors are divided into three classes, as even in number as possible, with the terms of the classes scheduled to expire in successive years. At each annual meeting, Patapsco’s stockholders elect the members of a single class of directors who are elected to three-year terms. Directors are elected by a plurality of the votes cast. Patapsco currently has five directors.

Under Patapsco’s bylaws, no person who has attained the age of 72 years may be eligible for election, reelection, appointment or reappointment to its board of directors.

Under the articles of incorporation, the board has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors, subject to the rights of holders of any class of preferred stock then outstanding.

Under Patapsco’s articles of incorporation, its stockholders may remove a director only for cause and only by the affirmative vote of holders of at least 80% of the outstanding shares of its capital stock entitled to vote in the election of directors, other than as provided with respect to directors elected by holders of Patapsco’s preferred stock.

124

Howard. Howard’s articles of incorporation and bylaws provide that the number of its directors shall be not less than five or more than 25, with the board having the power to set the number of directors within those limits. Pursuant to the bylaws, the directors are divided into three classes, as even in number as possible, with the terms of the classes scheduled to expire in successive years. At each annual meeting, Howard’s stockholders elect the members of a single class of directors who are elected to three-year terms. Directors are elected by a plurality of the votes cast. Howard currently has 14 directors.

Under Howard’s bylaws, its board of directors has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors.

Pursuant to Howard’s articles of incorporation, directors may be removed only by the affirmative vote of holders of at least 80% of the shares entitled to vote on the matter. Under the MGCL, since the board is divided into classes, directors may only be removed for cause.

Howard has adopted corporate governance guidelines that provide that no person who has reached the age of 72 may be elected a director for either an initial or renewal term, but may continue to serve through the conclusion of his or her current term.

Nominations of Directors; Proposal of New Business at Stockholder Meetings

Patapsco. Patapsco’s articles of incorporation provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the Secretary of Patapsco not less than 30 or more than 60 days in advance of the meeting. However, if Patapsco gives less than 40 days’ notice of the meeting, written notice of the stockholder proposal or nomination must be delivered to the Secretary within ten days of the date notice of the meeting was mailed to stockholders. Nominations must contain certain information regarding the identity and background of the proposed nominee, and proposals for other business must provide a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, and certain information about the proposing stockholder. The articles of incorporation further provide that if a stockholder seeking to make a nomination or a proposal for new business fails to follow the prescribed procedures, the chairman of the meeting may disregard the defective nomination or proposal.

Howard. Howard’s bylaws provide that the board of directors, any nominating committee or person appointed by the board, or any stockholder entitled to vote for the election of directors may make nominations for the election of directors, and that business may be brought before a meeting of stockholders by or under the director of the board or by a stockholder.

Stockholders of Howard must make their nominations for director in writing to the attention of the Secretary of Howard. Nominations with respect to or proposals for business to be brought before an annual meeting of stockholders must be submitted not less than 90 nor more than 120 days before the anniversary date of the mailing of proxy materials in connection with the prior year’s annual meeting of stockholders, unless less than 100 days’ prior public disclosure of the date of the annual meeting is made, in which case nominations must be received by the tenth day following such public disclosure of the meeting date. Nominations for special meetings must be received by the tenth day following public disclosure of the date of the special meeting. Nominations must contain certain information regarding the identity and background of the proposed nominee, and notices of proposed business must include a brief description of the business desired to be brought before the annual meeting, the reasons for conducing such business, and certain information about the stockholder proposing such business.

The bylaws further provide that if a stockholder seeking to make a nomination or a proposal for new business is not made in accordance with the prescribed procedures, the nomination or proposal will be disregarded.

Amendments to the Articles of Incorporation

Patapsco. Patapsco’s articles of incorporation provide that specified provisions contained in the articles of incorporation may not be repealed or amended except upon the affirmative vote of holders of not less than 80% of the outstanding shares of Patapsco’s stock entitled to vote generally in the election of directors, unless the repeal or amendment is first approved by a majority of the board of directors, in which case approval of holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors is required. Absent these provisions, any amendment of the articles of incorporation would require a vote of holders of two-thirds vote of the outstanding stock under Maryland law.

125

Howard. Howard’s articles of incorporation provide that specified provisions contained in the articles of incorporation may not be repealed or amended except upon the affirmative vote of holders of at least 80% of the outstanding shares of Howard’s capital stock entitled to vote thereon.

Amendments to Bylaws

Patapsco. Patapsco’s board of directors may adopt, amend and repeal the bylaws by a vote of two-thirds of the board. Stockholders may adopt, amend and repeal the bylaws by a vote of holders of not less than 80% of the outstanding shares of Patapsco’s capital stock entitled to vote in the election of directors.

Howard. Only Howard’s board of directors has the power to amend or repeal its bylaws. Amendments to specified provisions of the bylaws require two-thirds of the entire board to approve, otherwise a majority of the entire board of directors can amend the bylaws. Stockholders do not have the right to amend or repeal the bylaws.

Limited Liability

Patapsco. Patapsco’s articles of incorporation provide that its officers and directors are not liable to Patapsco or its stockholders for money damages except:

•	To the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received;

•	To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or

•	To the extent otherwise required by Maryland law.

These provisions are consistent with Maryland law.

Howard. Howard’s articles of incorporation provide that no director of officer of Howard shall be personally liable to Howard or its stockholder for money damages to the fullest extent permitted by Maryland law.

Indemnification

Patapsco. Patapsco’s articles of incorporation provide that it will indemnify its officers, directors, employees and agents and any person who at its request served as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the full extent permissible under the MGCL.

The MGCL provides that a Maryland corporation may not indemnify a director if it is established that:

•	The act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	The director actually received an improper benefit in money, property or services;

•	In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful; or

126

•	In the case of a proceeding by or in the right of the company, the director is adjudged to be liable to the company, unless the court in which the suit was brought determines that indemnification is nevertheless proper, in which case indemnification is limited to expenses.

Howard. Howard’s articles of incorporation provide that it will indemnify its officers and directors, whether serving Howard or another entity at its request, to the full extent required or permitted by Maryland law, and may indemnify employees and other agents to the extent authorized by its board of directors.

Special Stockholders’ Meetings

Patapsco. Special meetings of Patapsco’s stockholders may be called at any time by the Chairman of its board of directors, its President, its board of directors, a committee of the board designated by the board, or by holders of not less than 25% of all of the outstanding shares of Patapsco entitled to vote on the matter for which the meeting is called. Unless requested by stockholders entitled to cast a majority of all votes entitled to be cast at the meeting, a special meeting may not be called to consider any matter that is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding 12 months.

Howard. Special meetings of Howard’s stockholders may be called at any time by its Chairman of the board of directors, its President or two-thirds of the members of its board of directors, and shall be called by its Chairman, its President, its Secretary or any director upon the request in writing of holders of at least 50% of all the shares of Howard issued and outstanding and entitled to vote on the business to be transacted at such meeting.

Preemptive Rights

Patapsco. Patapsco’s articles of incorporation provide that no holder of any of its shares or options, warrants or other rights to purchase its shares or other securities shall have preemptive rights to purchase or subscribe for any unissued stock, bonds, debentures or other securities of Patapsco.

Howard. Howard’s articles of incorporation provide that no holder of its stock or other securities shall have any preemptive rights other than as determined by its board of directors.

Dissenters’ Rights

Patapsco. The dissenters’ rights of Patapsco stockholders are governed by the MGCL, which, as described in more detail under “The Merger Agreement and the Merger – Dissenters’ Rights,” provides that stockholders are generally entitled to dissent from, and demand payment of the fair value of their shares in connection with, a merger, consolidation, share exchange, asset transfer, business combinations or charter amendment that substantially adversely alters the stockholder’s rights.

Howard. Howard’s articles of incorporation provide that stockholders are not entitled to exercise dissenters’ rights other than as the board of directors may determine.

INFORMATION ABOUT HOWARD BANCORP, INC.

AND HOWARD BANK

In this section, references to the “Company,” “we,” “us” and “our” refer to Howard Bancorp, Inc. and its subsidiaries collectively, unless the context requires otherwise, and references to the “Bank” refer to Howard Bank.

Business of Howard Bancorp, Inc.

Howard Bancorp, Inc. was incorporated in April 2005 under the laws of the State of Maryland and is a bank holding company registered under the Bank Holding Company Act of 1956. On May 18, 2005, the stockholders of Howard Bank approved the reorganization of Howard Bank into a holding company structure. The reorganization became effective on December 15, 2005. In connection with the reorganization, (i) Howard Bank became our wholly-owned subsidiary, (ii) each outstanding share (or fraction thereof) of Howard Bank common stock was converted into two shares (or fraction thereof) of our common stock, and the former holders of Howard Bank common stock became the holders of all our outstanding shares, and (iii) warrants and options to purchase shares of Howard Bank common stock became options and warrants to purchase Howard stock and were adjusted to reflect the exchange of two shares of our common stock for each share of the Bank’s common stock.

127

We completed our initial public offering in July 2012, issuing 1,150,891 shares of our common stock. Simultaneously with our initial public offering we completed a private placement pursuant to which we sold 568,603 shares of our common stock.

Pursuant to a private placement of our common stock, on March 2, 2015, we entered into agreements with several institutional investors pursuant to which such investors will purchase an aggregate of 2,173,913 shares of Howard common stock for $11.50 per share, or an aggregate of $25 million.

The Company’s primary business is owning all of the capital stock of Howard Bank. In addition to regulation of the Bank, as a bank holding company registered under the Bank Holding Company Act of 1956, we are subject to regulation and review by the Federal Reserve. See “– Supervision and Regulation.”

Business of Howard Bank

Howard Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. The Bank was formed in March 2004 and commenced banking operations on August 9, 2004. Howard Bank has chosen, for the time being, not to seek and exercise trust powers, and our business, powers and regulatory structure are the same as a Maryland-chartered commercial bank. The Bank is subject to regulation, supervision and regular examination by the Maryland Commissioner and the FDIC and our deposits are insured by the FDIC. The Bank has four operating subsidiaries, three of which hold foreclosed real estate and the other of which owns and manages real estate that we use for one of our branch locations and that also contains office and retail space.

Howard Bank is headquartered in Ellicott City, which is located in Howard County, Maryland. The Bank has branches in Howard County as well as in Anne Arundel County, Baltimore County, Cecil County, and Harford County in Maryland as well as one branch in Lancaster County, Pennsylvania. We engage in a general commercial banking business, making various types of loans and accepting deposits. We have traditionally marketed our financial services to small and medium sized businesses and their owners, professionals and executives, and high-net-worth individuals (the “mass affluent”), and have recently expanded to meet the financial needs of consumers generally.

Our core business strategy involves delivering advice and superior customer service to clients through local decision makers. We combine the Bank’s specialized focus on both local markets and small and medium-sized business related market segments with a broad array of products, new technology and seasoned banking professionals to position the Bank differently from most competitors. Our experienced executives establish a relationship with each client and bring value to all phases of a client’s business and personal banking needs. To develop this strategy, we have established long-standing relationships with key customers in the community and with local business leaders who can create business opportunities.

Our primary source of revenue is net interest income, with fees generated by lending, mortgage banking and depository service charges constituting a smaller, but growing, percentage of revenues. We have positioned the balance sheet to hold a high percentage of earning assets and, in turn, to have those earning assets dominated by loans rather than investment securities. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Certain economic conditions may favor investments over loans, such as poor corporate earnings, downturns in real estate cycles and other general slowing economic conditions. At all times, our loan and investment strategies seek to balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to appropriately leverage our capital.

128

Our strategic plan focuses on enhancing stockholder value through market share growth as reflected in balance sheet growth, related revenue growth and resulting growth in operating profits. We continue to expand our branch locations both through opening new branches and acquiring branch offices via acquisition. In 2014 we opened a de novo branch in Bel Air, Maryland, acquired a branch in Havre de Grace, Maryland, and added five new locations with our FDIC-assisted acquisition of NBRS Financial Bank. In addition to the branches we expect to acquire in the Patapsco merger, we plan to open additional branches in the counties where we now operate and contiguous counties over the next several years, however, other than a new location in Columbia, Maryland that we expect will open in 2016 and the pending Patapsco merger, we currently have no definitive plans or agreements in place with respect to any other additional branches. Our long-term vision includes supplementing our historically organic growth with strategically significant acquisitions. We believe that acquiring other financial institutions - in whole or in part (through business line spin-offs, branch sales or the hiring of teams of individuals) will allow us to expand our market, achieve certain operating efficiencies, and grow our stockholder base and thus our share value and liquidity. We believe that our demonstrated expertise in commercial lending, deposit gathering (especially non-interest bearing transactional deposits) and community leadership positions us as an attractive acquirer. We also anticipate that increasing our capital levels will give us the ability to continue our organic asset growth and expand our relationships with key clients through a larger legal lending limit.

Our Market Area

Our headquarters are located in Ellicott City, Maryland, and we consider our primary market area to be the Greater Baltimore Metropolitan Area in Maryland. We also have loans in our loan portfolio that are outside our market area, although to grow our loan portfolio we do not actively solicit business outside our primary market.

We have 12 full services branches, located throughout Howard County, Annapolis, Towson, Harford County, Cecil County and Lancaster, Pennsylvania.

HOWARD COUNTY
Snowden River	Maple Lawn	Centennial Place
6011 University Blvd.	10985 Johns Hopkins Rd.	10161 Baltimore National Pk.
Suite 150	Laurel, MD 20723	Ellicott City, MD 21042
Ellicott City, MD 21043

ANNE ARUNDEL COUNTY
Defense Highway
116 Defense Hwy.
Annapolis, MD 21401

BALIMORE COUNTY
Towson
22 W Pennsylvania Ave.
Towson, MD 21204

HARFORD COUNTY
Aberdeen	Bel Air	Havre de Grace
3 West Bel Air Ave.	101 N. Main St.	800 Revolution St.
Aberdeen, MD 21001	Bel Air, MD 21014	Havre de Grace, MD 21078

Dublin
3535 Conowingo Rd.
Street, MD 21154

CECIL COUNTY
Rising Sun	Elkton
6 Pearl St.	305 Augustine Herman Hwy.
Rising Sun, MD 21911	Elkton, MD 21921

LANCASTER COUNTY, PA

Penn Hill

2006 Lancaster Pike

Peach Bottom, PA 17563

129

Competitive Position

We believe that our position as a community bank with nearly $700 million in assets positions us well to navigate the current economic environment, ongoing market consolidation and heightened regulatory environment. Our formation in 2003 and 2004 has positioned us to take advantage of the ability to outsource certain activities (internal audit, compliance review, information security monitoring) and to source new products and services (check imaging, online banking) in a highly efficient manner and thus avoid the risk of impairment of operating earnings faced by some older small banks who, we believe, are locked into legacy systems and are finding the onslaught of new regulations challenging. Strategic partnerships for these outsourced activities include contractual relationships with some of the largest and strongest providers of item processing, data processing, information monitoring and payments systems alternatives. We believe that this provides the Bank with the best of technology and product selection without sacrificing the more intimate delivery advantages of a community bank. We believe the current economic and regulatory environment will lead to greater consolidation among financial institutions, including community banks. Some of that consolidation will occur with larger banks, thus exacerbating the scarcity of banks able to underwrite traditionally and offer advice in interactions with customers as we do, which we believe gives us a wider window of opportunity to extend our brand and value proposition. We believe, however, that to the extent some of that consolidation occurs between and among smaller banks, the resulting combined institutions will be better positioned to differentiate themselves.

We believe that our “Hands On” approach to delivering small and medium-sized businesses a very broad and deep array of competitive credit and cash management services through a term of experienced advisors and providing them with access to local policy and decision makers fills a “white space” between the sophisticated but distracted large banks whose best personnel work with the largest companies and the small banks who are very responsive but less capable of being proactive in providing advice. Relationship managers, team leaders and executive management at the Bank generally have decades of banking experiences and are well established in the communities that they serve. They are able to interface with clients directly to share that experience and to provide connections with their own network of other specialized advisors. We believe we also benefit from our committed leadership at both the executive management and board level who bring a broad array of skills and experiences to our company and are able to position the Bank for consistent profitable growth.

Lending Activities

General. Our primary market focus is on making loans to and gathering deposits from small and medium size businesses and their owners, professionals and executives, and high-net-worth individuals in our primary market area. Our loans are made to customers primarily in the Greater Baltimore market. Our lending activities consist generally of short to medium term commercial lending, commercial mortgage lending for both owner occupied and investor properties, residential mortgage lending and consumer lending, both secured and unsecured. A substantial portion of our loan portfolio consists of loans to businesses secured by real estate and/or other business assets.

Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending teams follow pricing guidelines established periodically by our management team. In an effort to manage risk, only small lending authority is given to individual loan officers. Most loan officers can approve loans of up to $50,000. Regional Executives and the Chief Credit Officer can approve loans up to $250,000 and our President and Chief Executive Officer and our Chief Loan Officer can approve loans of up to $500,000, or $1,000,000 combined.  Loans above these amounts but less than $2 million must be reviewed and approved by an officers’ loan committee.  All credit decisions in excess of the officers’ loan committee lending authority must be approved prior to funding by our board loan committee. Under the leadership of our executive management team, we believe that we employ experienced lending officers, secure appropriate collateral and carefully monitor the financial conditions of our borrowers and the concentration of loans in our portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

130

Howard Bank also retains an outside, independent firm to review the loan portfolio. This firm performs a detailed annual review. We use the results of the firm’s report primarily to validate the risk ratings applied to loans in the portfolio and identify any systemic weaknesses in underwriting, documentation or management of the portfolio. Results of the annual review are presented to executive management, the Audit Committee of the board and the full board of directors and are available to and used by regulatory examiners when they review the Bank’s asset quality. We currently use the firm of Clifton Larsen Allen to perform this review.

The Bank maintains the normal checks and balances on the loan portfolio not only through the underwriting process but through the utilization of an internal credit administration group that both assists in the underwriting and serves as an additional reviewer of underwriting. The separately-managed loan administration group also has oversight for documentation, compliance and timeliness of collection activities. Our outsourced internal audit firm also reviews documentation, compliance and file management.

Commercial Lending. Our commercial lending consists of lines of credit, revolving credit facilities, accounts receivable and inventory financing, term loans, equipment loans, small business administration (SBA) loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose, including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. These loans typically have maturities of seven years or less. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable and inventory, equipment, indemnity deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Howard Bank. Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. To help manage this risk, we establish parameters/ covenants at the inception of the loan to provide early warning systems before payment default. We normally seek to obtain appropriate collateral and personal guarantees from the borrower’s principal owners. We are able, given our business model, to proactively monitor the financial condition of the business.

Commercial Mortgage Lending. We finance commercial real estate for our clients, for both owner-occupied properties and investor properties (including residential properties). We generally will finance owner occupied commercial real estate at a maximum loan–to-value of 85% and non-owner occupied at a maximum loan-to-value of 80%. Our underwriting policies and processes focus on the underlying credit of the owner for owner occupied real estate and on the rental income stream (including rent terms and strength of tenants) for non-owner occupied real estate as well as an assessment of the underlying real estate. Risks inherent in managing a commercial real estate portfolio relate to vacancy rates/ absorption rates for surrounding properties, sudden or gradual drops in property values as well as changes in the economic climate. We attempt to mitigate these risks by carefully underwriting loans of this type as well as by following appropriate loan-to-value standards. We are cash flow lenders and never rely solely on property valuations in reaching a lending decision. Personal guarantees are often required for commercial real estate loans as they are for other commercial loans. Most of our real estate loans carry fixed interest rates, amortize over 20 – 25 years but have five- to seven-year maturities. Properties securing our commercial real estate loans primarily include office buildings, office condominiums, distribution facilities and manufacturing plants. Substantially all of our commercial real estate loans are secured by properties located in our market area.

Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential mortgage loans. Commercial real estate loans, however, entail significant additional risks as compared with residential mortgage lending, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than residential properties.

131

Construction Lending. Construction lending can cover funding for land acquisition, land development and/or construction of residential or commercial structures. Our construction loans generally bear a variable rate of interest and have terms of one to two years. Funds are advanced on a percentage-of-completion basis. These loans are generally repaid at the end of the development or construction phase, although loans for commercial construction will often convert into a permanent commercial mortgage loans at the end of the term of the loan. Loan to value parameters range from 65% of the value of land to 75% for developed land, 80% for commercial or multifamily construction and 85% for residential construction. These loan-to-value ratios represent the upper limit of advance rates to remain in compliance with Bank policy. Typically, loan-to-value ratios should be somewhat lower than these upper limits, requiring the borrower to provide significant equity at the inception of the loan. Our underwriting looks not only at the value of the property but the expected cash flows to be generated by sale of the parcels or completed construction. The borrower must have solid experience in this type of construction and personal guarantees are usually required.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction. The value of the project is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan to value ratios. If the estimate of construction or development cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. To mitigate these risks, in addition to the underwriting considerations noted above, we maintain an in-house construction monitoring unit that has oversight for the projects and we require both site visits and frequent reporting before funds are advanced.

Residential Mortgage Lending. We offer a variety of consumer-oriented residential real estate loans. Residential mortgage loans consist primarily of first mortgage loans to individuals, most of which have a loan to value not exceeding 85%. The remainder of this portion of our portfolio consists of home equity lines of credit and fixed rate home equity loans.

Our residential mortgage loans are generally for owner-occupied single family homes. These loans are generally for a primary residence although we will occasionally originate loans for a second home where the borrower has extremely strong credit. Our residential mortgage loans are generally fixed rate loans with 15- or 30-year terms. We will also originate variable rate loans with a five- to seven-year term, although such loans have a longer amortization schedule.

Our home equity loans and home equity lines of credit are primarily secured by a second mortgage on owner occupied one-to four-family residences. Our home equity loans are originated at fixed interest rates and with terms of between five and 30 years for primary residences and between five and 15 years for secondary and rental properties, and are fully amortizing. Our home equity lines allow for the borrower to draw against the line for ten years, after which the line is refinanced into a ten-year fixed loan, with the possibility of a one-time extension of five years. Home equity lines of credit carry a variable rate of interest and minimum monthly payments during the draw period, which are the greater of (i) $50.00 or (ii) depending on credit score, loan-to-value and debt-to-income ratios, either the interest due or interest due plus 1% of the outstanding loan balance. Home equity loans and lines of credit are generally underwritten with a maximum loan-to-value ratio of 85% (80% when appraised value is greater than $1 million) for a primary residence when combined with the principal balance of the existing mortgage loan; for home equity loans on secondary and rental properties, the maximum loan-to-value ratio is 65%. We require appraisals on all real estate loans – both commercial and residential. At the time we close a home equity loan or line of credit, we record a mortgage to perfect our security interest in the underlying collateral. Home equity loans and lines of credit also require title insurance, and borrowers must obtain hazard insurance, and if applicable, flood insurance.

Home equity loans and lines of credit generally have greater risk than one- to four-family residential mortgage loans. In these cases, we face the risk that collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. In particular, because home equity loans are secured by second mortgages, decreases in real estate values could adversely affect the value of the property serving as collateral for these loans. Thus, the recovery of such property could be insufficient to compensate us for the value of these loans.

Loans secured by second mortgages have greater risk than owner-occupied residential loans secured by first mortgages. When customers default on their loans we attempt to foreclose on the property. However, the value of the collateral may not be sufficient to compensate for the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from these customers. In addition, decreases in property values could adversely affect the value of properties used as collateral for the loans. These second lien loans represent a smaller portion of our portfolio.

132

Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk.

Consumer Lending. We offer various types of secured and unsecured consumer loans. Generally, our consumer loans are made for personal, family or household purposes as a convenience to our customer base. As a general guideline, a consumer’s total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or are secured by rapidly depreciating assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections also depend on the borrower’s continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans.

Loan Originations, Purchases, Sales, Participations and Servicing. All loans that we originate are underwritten pursuant to our policies and procedures, which incorporate standard underwriting guidelines. We originate both fixed and variable rate loans. Our loan origination activity may be adversely affected by a rising interest rate environment that typically results in decreased loan demand. We generally retain in our portfolio the majority of loans that we originate, except for first lien residential mortgage loans where we sell the majority of the loans into the secondary market. Residential loans originated for sale include loans originated on a national platform, underwritten to standards at least as conservative as those applied to in state loans, which constitute the majority of our residential loans originated for sale and over 90% of the residential loans that we add to our portfolio. We do not retain the servicing rights on sold loans.

We occasionally sell participations in commercial loans to correspondent banks if the amount of the loan exceeds our internal limits. More rarely, we purchase loan participations from correspondent banks in the local market as well. Those loans are underwritten in- house with the same care of loans directly originated.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the collateral that will secure the loan, if applicable. To assess a business borrower’s ability to repay, we review and analyze, among other factors: current income, credit history including the Bank’s prior experience with the borrower, cash flow, any secondary sources of repayment, other debt obligations in regards to the equity/net worth of the borrower and collateral available to the Bank to secure the loan.

We require appraisals of all real property securing one- to four-family residential and commercial real estate loans and home equity loans and lines of credit. All appraisers are state-licensed or state-certified appraisers, and our practice is to have local appraisers approved by the board of directors annually.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio and short term borrowings. It is our goal to provide adequate liquidity to support our loan growth. We use the generally short term investments that represent our liquidity to generate additional positive earnings. Howard Bank’s primary source of funds is, and will continue to be, core deposits generated from the local marketplace. Additional funding is provided by customer repurchase agreements, FHLB advances, the FRB Discount Window, and other purchased funds. Other purchased funds may include certificates of deposit over $100,000, federal funds purchased, and institutional or brokered deposits. Lines of credit are maintained to protect liquidity levels resulting from unexpected deposit withdrawals and natural-market credit demand.

133

Our investment policy is reviewed annually by our board of directors. The board of directors has appointed its Executive Committee to serve as the Investment Committee, and the Executive Committee therefore meets at regular intervals (not less than quarterly) and provides a report on the investment portfolio performance to the full board of directors. The investment officer is designated by the President and is responsible for managing the day-to-day activities of the liquidity and investments in accordance with the policies approved by the board of directors. The investment officer is presently our Chief Financial Officer. We actively monitor our investment portfolio and we classify the majority of the portfolio as “available for sale.” In general, under such a classification, we may sell investment instruments as management deems appropriate.

Other Banking Products

We offer our customers wire transfer services, courier service for non-negotiable deposits, ATM and check cards, automated teller machines at all of our full-service branch locations, safe deposit boxes at all full service locations and credit cards through a third party processor. Additionally, we provide Internet banking capabilities to our customers and merchant card services for our business customers. With our Internet banking service, our customers may view their accounts on line and electronically remit bill payments. Our commercial account services include an overnight sweep service and remote deposit capture service.

We complement our existing Internet and eBanking services with Mobiliti Mobile Banking, PopMoney and eStatement products.  These state of the art products provide the Bank's consumer customers the ability to view account information and pay bills from their mobile device, easily make payments directly to individuals and, with eStatements, to replace their paper monthly statement with an electronically delivered statement.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of consumer and business deposit products that include demand, money market, savings and individual retirement accounts, as well as certificates of deposit. We offer through key technology partnerships a competitive array of commercial cash management products, which in combination with our in-house courier service and remote deposit/ check imaging service, allow us to attract demand deposits. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.

We also use customer repurchase agreements, FHLB advances, the FRB Discount Window and other purchased funds as a funding mechanism. Other purchased funds may include certificates of deposits over $100,000, federal funds purchased and institutional or brokered deposits.

Employees

Howard Bank has 205 full-time employees and 11 part-time employees as of April 30, 2015. None of our employees are represented by any collective bargaining unit, and we believe that relations with our employees are good. Howard has no employees.

Lending Limit

The Bank’s legal lending limit for loans to one borrower was approximately $9.2 million as of December 31, 2014. We further monitor our exposure to one borrower through a policy to limit our “in-house” lending limit to $7.1 million, which in-house limit can be waived by our board loan committee. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows us to maintain customer relationships yet observe the legal lending limit and manage credit exposure. However, this strategy may not always be available.

134

Competition

Our primary market area is highly competitive and heavily branched by other financial institutions of all sizes. Competition for loans to small and medium sized businesses and their owners, professionals and executives, and high-net-worth individuals is intense, and pricing is important. We believe that acquisitions of several local competitors by larger institutions headquartered outside of the State of Maryland during the last several years have enhanced the Bank’s positioning as a locally headquartered and managed community bank, but many of these competitors now have substantially greater resources and lending limits than we do and offer services, such as extensive and established branch networks and trust services, that we do not expect to provide in the near future or ever. Moreover, larger institutions operating in our primary market area may have access to borrowed funds at a lower rate than is available to us. Deposit competition is also strong among institutions in our primary market area.

However, recent mergers of other area banks into large regional and national financial institutions have created opportunities for community-focused and prudently managed community banks. While our board of directors is aware of the competition that these larger institutions offer, we believe that local independent banks play and will continue to play a significant role in our primary market area. Our board of directors believes it is a significant and distinct advantage to be a community owned and operated state bank interested in serving the needs of small and medium sized businesses and their owners, professionals and executives, and high-net-worth individuals.

Participation in Small Business Lending Fund

On September 22, 2011, we entered into a securities purchase agreement with the Secretary of the Treasury pursuant to which we sold to the Secretary of the Treasury 12,562 shares of our Series AA Preferred Stock, having a liquidation amount per share equal to $1,000, for an aggregate purchase price of $12,562,000. We issued the Series AA Preferred Stock pursuant to the SBLF. Enacted into law as part of the Small Business Jobs Act of 2010, the SBLF was a $30 billion fund designed to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion at favorable rates. We are pleased to be one of only four banks in the State of Maryland that was approved to participate in this program. The Series AA Preferred Stock qualifies as Tier 1 capital and is generally non-voting. In accordance with the terms of the SBLF program, the Series AA Preferred Stock had an initial annual dividend rate of 5%. The dividend rate was reduced based on increases in our small business lending; the current rate is 1.0%. After four and one-half years, the dividend rate will increase to 9% if we have not repaid the SBLF funding at such time.

Supervision and Regulation

Howard Bancorp, Inc.

We are a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). We are subject to regulation and examination by the FRB and the Maryland Commissioner, and are required to file periodic reports and any additional information that the FRB and the Maryland Commissioner may require. In addition, the FRB and the Maryland Commissioner have enforcement authority over Howard, which includes the power to remove officers and directors and the authority to issue cease and desist orders to prevent Howard from engaging in unsafe or unsound practices or violating laws or regulations governing its business. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Under the BHC Act, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice, a violation of FRB regulations or both. The FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the FRB’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

135

The BHC Act requires regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of Howard were to exceed certain thresholds, the investor could be deemed to “control” Howard for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

Pursuant to provisions of the BHC Act and regulations promulgated by the FRB thereunder, Howard may only engage in or own companies that engage in activities deemed by the FRB to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the holding company must obtain permission from the FRB prior to engaging in most new business activities. In addition, bank holding companies like Howard must be well capitalized and well managed in order to engage in the expanded financial activities permissible only for a financial holding company.

The FRB has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk weighted assets. See “– Capital Requirements.” The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality, and overall financial condition. Under the prompt corrective action rules, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Howard to pay dividends or otherwise engage in capital distributions.

The status of Howard as a registered bank holding company under the BHC Act and a Maryland-chartered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Howard Bank

Howard Bank is a Maryland chartered trust company (with all powers of a commercial bank), and its deposit accounts are insured by the Deposit Insurance Fund (“DIF”) of the FDIC up to the maximum legal limits. It is subject to regulation, supervision and regular examination by the Maryland Commissioner and the FDIC. The regulations of these various agencies govern most aspects of Howard Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Howard Bank generally have been promulgated to protect depositors and the DIF, and not for the purpose of protecting stockholders.

Set forth below is a brief description of the material regulatory requirements that are or will be applicable to Howard Bank and Howard. The description below is limited to the material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Howard Bank and Howard.

Financial Institutions Article of the Maryland Annotated Code. The Financial Institutions Article of the Maryland Annotated Code (the “Banking Code”) contains detailed provisions governing the organization, operations, corporate powers, commercial and investment authority, branching rights and responsibilities of directors, officers and employees of Maryland banking institutions. The Banking Code delegates extensive rulemaking power and administrative discretion to the Maryland Commissioner in its supervision and regulation of state-chartered banking institutions. The Maryland Commissioner may order any banking institution to discontinue any violation of law or unsafe or unsound business practice.

136

Capital Requirements. The federal bank regulatory agencies have established capital adequacy guidelines for banks and bank holding companies by which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. There are two main categories of capital under the capital adequacy guidelines. Tier 1 capital generally consists of the sum of common stockholders’ equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock) and, in certain circumstances and subject to certain limitations, minority investments in certain subsidiaries, less goodwill and other non-qualifying intangible assets, and certain other deductions. Tier 2 capital consists of perpetual preferred stock that is not otherwise eligible to be included as Tier 1 capital, hybrid capital instruments, term subordinated debt and intermediate term preferred stock and, subject to limitations, general allowances for credit losses. Tier 2 capital is limited to the amount of Tier 1 capital. Under rules that became effective January 1, 2015, accumulated other comprehensive income (positive or negative) must be reflected in regulatory capital; however, Howard Bank may make a one-time, permanent election to continue to exclude accumulated other comprehensive income from regulatory capital. If Howard Bank does not make this election, unrealized gains and losses, net of taxes, on certain financial instruments, including available-for-sale-securities, will be included in the calculation of Howard Bank’s regulatory capital. The permanent opt-out election must be made by Howard Bank on its Call Report for the first reporting period after January 1, 2015 and Howard must make the same election as Howard Bank. Howard Bank intends to make this election.

The capital adequacy guidelines include a minimum leverage capital requirement for banks and bank holding companies. If the applicable federal bank regulatory agency determines that a bank or bank holding company is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general is considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMEL rating system) established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. In addition to the minimum leverage capital requirements, banks and bank holding companies must maintain certain ratios of capital to regulatory risk-weighted assets, or “risk-based capital ratios.” Risk-based capital ratios are determined by dividing Tier 1 and total risk-based capital, respectively, by risk-weighted assets. Under rules in effect through December 31, 2014, banks and bank holding companies were required to maintain a minimum required Tier 1 risk-based capital ratio of 4% and a minimum required total risk-based capital ratio of 8%. Total capital consists of Tier 1 capital plus Tier 2 capital, less certain required deductions.

New Capital Rules. In July 2013, the federal bank regulatory agencies issued a final rule implementing the capital standards of the Basel Committee on Banking Supervision and the minimum capital requirements and certain other provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The final rule, which became effective on January 1, 2015, applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other things, the rule establishes a new minimum common equity Tier 1 risk-based capital ratio requirement of 4.5%, a minimum Tier 1 risk-based capital ratio requirement of 6%, a minimum total risk-based capital ratio requirement of 8% and a minimum leverage ratio requirement of 4%. The new capital requirements also include changes in the risk-weights of certain assets to better reflect credit risk and other risk exposures. Additionally, subject to a transition schedule, the rule limits a banking organization’s ability to make capital distributions, engage in share repurchases and pay certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The ultimate impact of the new capital and liquidity standards will depend on a number of factors. Because the new rules are phased in over time, we cannot determine the ultimate effect that the new requirements will have upon our earnings or financial position, although the requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact our financial results.

137

Prompt Corrective Action. Under federal prompt corrective action regulations, the bank regulatory agencies are authorized and, under certain circumstances, required to take various “prompt corrective actions” to resolve the problems of any bank subject to their jurisdiction that is not adequately capitalized. Under these regulations, as in effect through December 31, 2014, a bank was considered to be: (i) “well capitalized” if it had total risk-based capital of 10% or more, Tier 1 risk-based capital of 6.0% or more, Tier I leverage capital of 5% or more, and was not subject to any written capital order or directive; (ii) “adequately capitalized” if it had total risk-based capital of 8% or more, Tier I risk-based capital of 4.0% or more and Tier I leverage capital of 4% or more (3% under certain circumstances), and does not meet the definition of “well capitalized”; (iii) “undercapitalized” if it had total risk-based capital of less than 8%, Tier I risk-based capital of less than 4% or Tier I leverage capital of less than 4% (3% under certain circumstances); (iv) “significantly undercapitalized” if it had total risk-based capital of less than 6%, Tier I risk-based capital less than 3%, or Tier I leverage capital of less than 3%; and (v) “critically undercapitalized” if its ratio of tangible equity to total assets was equal to or less than 2%. Under certain circumstances, the bank regulatory agency may reclassify a well capitalized institution as adequately capitalized, and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the bank regulatory agency may not reclassify a significantly undercapitalized institution as critically undercapitalized). As of December 31, 2014, Howard Bank was “well capitalized” for this purpose and its capital exceeded all applicable requirements.

Under the amended prompt corrective action regulations, effective January 1, 2015, a bank is considered “well capitalized” if it: (i) has a total risk-based capital ratio of 10.0% or greater; (ii) a Tier 1 risk-based capital ratio of 8.0% or greater; (iii) a common Tier 1 equity ratio of at least 6.5% or greater; (iv) a leverage capital ratio of 5.0% or greater; and (iv) is not subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. As of March 31, 2015, Howard Bank remained “well capitalized” for this purpose and its capital exceeded all applicable requirements.

Howard Bank has been ‘‘well capitalized’’ since it commenced its business operations.

At this time the bank regulatory agencies are more inclined to impose higher capital requirements in order to meet well capitalized standards, and future regulatory change could impose higher capital standards as a routine matter. The regulators may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

As an additional means to identify problems in the financial management of depository institutions, the Federal Deposit Insurance Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

Dividends. Howard is a legal entity separate and distinct from Howard Bank. Virtually all of Howard’s revenue available for the payment of dividends on its common stock results from dividends paid to Howard by Howard Bank. Under Maryland law, Howard Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner, from its surplus in excess of 100% of its required capital stock. Also, if Howard Bank’s surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Howard Bank being in an unsafe and unsound condition.

Deposit Insurance Assessments. Howard Bank’s deposit accounts are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor. FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 45 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking. The FDIC’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s aggregate deposits. The FDIC may terminate insurance of deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

138

Maryland Regulatory Assessment. The Maryland Commissioner annually assesses state banking institutions to cover the expense of regulating banking institutions. The Bank’s asset size determines the amount of the assessment.

Liquidity. Howard Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland banking institution is required to have at all times a reserve equal to at least 15% of its demand deposits. Howard Bank is also subject to the uniform reserve requirements of the FRB’s Regulation D, which applies to all depository institutions with transaction accounts or non-personal time deposits. For 2014, amounts in transaction accounts above $13.3 million and up to $89.0 million must have had reserves held against them in the ratio of three percent of the amount. Amounts above $89.0 million required reserves of $2,271,000 plus 10 percent of the amount in excess of $89.0 million. Beginning in January 2015, amounts in transaction accounts above $14.5 million and up to $103.6 million must have reserves held against them in the ratio of 3% of the amount. Amounts above $103.6 million require reserves of $2,673,000 plus 10 percent of the amount in excess of $103.6 million. The Maryland reserve requirements may be used to satisfy the requirements of Regulation D. Howard Bank is in compliance with its reserve requirements.

Loans-to-One-Borrower Limitation. With certain limited exceptions, a Maryland banking institution may lend to a single or related group of borrowers an amount equal to 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Howard Bank is in compliance with the loans-to-one borrower limitations.

Community Reinvestment Act and Fair Lending Laws. Under the CRA the FDIC is required to assess the record of all financial institutions regulated by it to determine if such institutions are meeting the credit needs of the community (including low and moderate income neighborhoods) which they serve. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Howard Bank has a CRA rating of “Outstanding.” In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, the Department of Housing and Urban Development, and the Department of Justice, and in private civil actions by borrowers.

Transactions with Related Parties. Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank.

Generally, Section 23A of the Federal Reserve Act and the FRB’s Regulation W limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of such bank’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0% of such bank’s capital stock and surplus. The term ‘‘covered transaction’’ includes the making of loans, purchase of assets, issuance of guarantees and other similar transactions. In addition, loans or other extensions of credit by the bank to an affiliate are required to be collateralized in accordance with regulatory requirements and the bank’s transactions with affiliates must be consistent with safe and sound banking practices and may not involve the purchase by the bank of any low-quality asset. Section 23B applies to covered transactions as well as certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates.

Section 22(h) of the Federal Reserve Act and the FRB’s Regulation O govern extensions of credit made by a bank to its directors, executive officers, and principal stockholders (‘‘insiders’’). Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. Further, such extensions may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Howard Bank’s capital. Extensions of credit in excess of certain limits must also be approved by the board of directors.

139

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a “cease and desist” order or the imposition of civil money penalties.

Anti-Money Laundering and OFAC. Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations, and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

The Office of Foreign Assets Control, (“OFAC”) is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC sends bank regulatory agencies lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If Howard or Howard Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, Howard or Howard Bank must freeze such account, file a suspicious activity report and notify the appropriate authorities.

Consumer Protection Laws. Howard Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy. These laws include the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts. Further, the Dodd-Frank Act established the Consumer Financial Protection Bureau (“CFPB”), which has the responsibility for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair or deceptive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The FDIC will examine Howard Bank for compliance with CFPB rules and will enforce CFPB rules with respect to Howard Bank.

In addition, federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Further, under the ‘‘Interagency Guidelines Establishing Information Security Standards,’’ banks must implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer information. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

140

The Dodd-Frank Act. The Dodd-Frank Act, enacted in July 2010, will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

•	Source of strength. The Dodd-Frank Act requires all companies, including bank holding companies, that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, Howard in the future could be required to provide financial assistance to Howard Bank should Howard Bank experience financial distress.

•	Mortgage loan origination and risk retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•	CFPB. The Dodd-Frank Act created a new independent CFPB within the FRB. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank consumers. For banking organizations with assets under $10 billion, like Howard Bank, the CFPB has exclusive rule making authority, but the FDIC, as Howard Bank’s primary federal regulator, would continue to have enforcement authority under federal consumer financial law. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase our cost of operations.

•	Deposit insurance. The Dodd-Frank Act permanently increased the deposit insurance limit to $250,000 for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to DIF will be calculated. Several of these provisions could increase the FDIC deposit insurance premiums paid by Howard Bank.

•	Enhanced lending limits. The Dodd-Frank Act strengthened the limits on a depository institution’s credit exposure to one borrower. Federal banking law limits a depository institution’s ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

•	Corporate governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including Howard. The Dodd-Frank Act provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials and direct the SEC and national securities exchanges to adopt rules that: (1) provide stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhance independence requirements for compensation committee members; and (3) will require companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers.

141

Some of the requirements of the Dodd-Frank Act have been implemented, while others will be implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The FRB’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the FRB affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Federal and State Securities Laws. Our common stock is registered with the SEC under the Exchange Act. As such, we are subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

Further, if we wish to sell common stock or other securities to raise capital in the future, we will be subject to the registration, anti-fraud, and other applicable provisions of state and federal securities laws. For example, we will have to register the sales of such securities under the Securities Act, the Maryland Securities Act, and the applicable securities laws of each state in which we offer or sell the securities, unless an applicable exemption from registration exists with respect to such sales. Such exemptions may, among other things, limit the number and types of persons we could sell such securities to and the manner in which we could market the securities. We would also be subject to federal and state anti-fraud requirements with respect to any statements we make to potential purchasers in connection with the offer and sale of such securities.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer are be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the Audit Committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We are subject to further reporting and audit requirements under the requirements of the Sarbanes-Oxley Act. We are also required to prepare policies, procedures and systems designed to ensure compliance with these regulations.

Properties

Our headquarters are located in Ellicott City, Maryland. The Bank owns six of 12 full-service branches and leased the remaining branches. See Note 9 to the Notes to Howard’s Consolidated Financial Statements for additional information.

142

We own the following properties:

Branch Locations	Address	Description

Maple Lawn (1)	10985 Johns Hopkins Road Laurel, MD 20723	Full service branch with drive-thru

Centennial	10161 Baltimore National Pike Ellicott City, MD 21042	Full service branch with drive-thru

Aberdeen	3 West Bel Air Aberdeen, MD 21001	Full service branch with drive-thru

Elkton (2)	305 Augustine Herman Highway Elkton, MD 21921	Full service branch with drive-thru

Rising Sun	6 Pearl Street Rising Sun, MD 21911	Full service branch with drive-thru

Dublin	3535 Conowingo Road Street, MD 21154	Full service branch with drive-thru

Office Locations	Address	Description

Operations Center	10163 Baltimore National Pike Ellicott City, MD 21042	Location of Loan & Deposit operations and other support functions

Rising Sun Office	6 Pearl Street Rising Sun, MD 21911	Regional Banking Office

(1)          For the branch location at Maple Lawn, the premises is owned, but is subject to a ground lease.

(2)          For the branch location in Elkton, the premises is owned, but is subject to a ground lease.

We lease the following facilities as of April 30, 2015:

Branch Locations	Address	Description

Snowden River	6011 University Blvd Suite 150 Ellicott City, MD 21043	Full service branch with drive-thru

Defense Highway	116 Defense Highway Annapolis, MD 21401	Full service branch with drive-thru

Towson	22 West Pennsylvania Avenue Baltimore, MD 21204	Full service branch with drive-thru

Bel Air	101 North Main Street Bel Air, MD 21014	Full service branch with drive-thru

Havre de Grace	800 Revolution Street Havre de Grace, MD 21078	Full service branch with drive-thru

Penn Hill	2006 Lancaster Pike Peach Bottom, PA 17563	Full service branch with drive-thru

Office Locations	Address	Description

Corporate Office	6011 University Blvd Suite 370 Ellicott City, MD 21043	Corporate Headquarters

Towson Office	22 West Pennsylvania Avenue Suite 102 Baltimore, MD 21204	Regional Banking Office

Annapolis Office	1997 Annapolis Exchange Pkwy Suite 140 Annapolis, MD 21401	Regional Banking Office and Regional Mortgage Banking Office

Columbia Mortgage Office	8820 Columbia 100 Parkway Columbia, MD 21045	Regional Mortgage Banking Office

Timonium Mortgage Office	1954 Greenspring Drive Suite 165 Timonium, MD 21093	Regional Mortgage Banking Office

143

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our normal course of business. As of the date of this joint proxy statement/prospectus, we are not aware of any material pending litigation matters.

DIRECTORS AND EXECUTIVE OFFICERS OF HOWARD BANCORP, INC.

Below is certain information with respect to the members of the board of directors and executive officers of Howard and Howard Bank as of the date of this joint proxy statement/prospectus.

Directors of Howard Bancorp, Inc.

Richard G. Arnold

Mr. Arnold, 53, has served as a director of Howard since its formation in 2005 and has served as a director of Howard Bank since 2004. Mr. Arnold is the Vice President and co-owner of The John E. Ruth Company, Inc., a plumbing and heating firm. He has served in that capacity since 1983. He also maintains ownership in various real estate holdings. Mr. Arnold serves on the Board of Trustees at Mount de Sales High School and serves on several related committees. Mr. Arnold is an organizing director of Howard Bank and is currently a member of the Compensation Committee of the boards of directors of both Howard and Howard Bank.

The board of directors of each of Howard and Howard Bank believe that Mr. Arnold’s qualifications for serving on the board include his many years of active involvement with the boards of directors, his experience owning and operating a small business in our market area, his experience in real estate and real estate development, and being a life-long member of the community which provides long standing affiliations with local businesses.

Nasser Basir

Mr. Basir, 60, has served as a director of Howard and Howard Bank since 2009. Mr. Basir is the CEO, President, and founder of PSI Pax, Inc., an Information Technology (IT) services business, which he created in 2006 as a spin off from Planned Systems International, Inc., also an IT services firm which he had co-founded in 1988. Mr. Basir has over 30 years of management and technical experience as an IT consultant to both government and commercial organizations. He is presently on the Board of Trustees of the Glenelg Country School and serves and has served on several not-for-profit boards. Mr. Basir is currently the Chair of the Audit Committee and a member of Executive Committee of the boards of directors of both Howard and Howard Bank.

The board of directors of each of Howard and Howard Bank believes that Mr. Basir’s experience managing, operating, and growing his own business, extensive knowledge of the government contracting industry and affiliations with the local community qualify him to serve on the board of directors.

144

Andrew E. Clark

Mr. Clark, 53, has served as a director of Howard since its formation in 2005 and as a director of Howard Bank since 2005. Mr. Clark is the Chairman and CEO of CapellaTax Network, LLC, an early stage company providing pre-paid tax compliance and advice, primarily as a pre-tax voluntary employee benefit, through a local network of Certified Public Accountants. Mr. Clark has served as the Chairman since the formation of the company in January 2011 and assumed the position of CEO in May 2014. From February 2009 through December 2012, Mr. Clark served as a Managing Principal and Chief Operating Officer of Evergreen Advisors, LLC, which assists closely-held and emerging growth companies in the areas of corporate finance, exit strategies, valuations, and advisory services. Mr. Clark is also Chairman of Wheatfield Ventures, LLC, a private investment firm, and has served in that capacity since 2000. Prior to founding Wheatfield Ventures, LLC, Mr. Clark was a senior executive with Verio, Inc., an international provider of internet and Web hosting services, from 1997 to 2000. In addition, Mr. Clark is a member of the Advisory Board of Spring Capital Partners, L.P., a provider of subordinated mezzanine financing in the Mid-Atlantic region. Mr. Clark serves on the Board of NDX Archives, LLC a full service provider of professional records management and storage services, and ThunderBay 1636 a branded apparel company focused on the growing sport of lacrosse. He also served on the Board of Trustees of the Glenelg Country School, and is a past President of Cattail Creek Country Club. Mr. Clark is currently the Chair of the Compensation Committee and a member of the Audit Committee and Executive Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Mr. Clark’s qualifications for serving on the board include his educational background, extensive experience with financial accounting matters, including several years with the accounting firm of KPMG and serving in financial and operating positions with a public company, his financial expertise including serving as Chief Financial Officer of a privately held company, and his accounting certification.

Robert J. Hartson

Mr. Hartson, 58, has served as a director of Howard since its formation in 2005 and has served as a director of Howard Bank since 2004. Mr. Hartson is the President of ATEC Industries, Ltd., a multi-disciplined construction company working in both the public and private sectors. Mr. Hartson has held this position since 1987. Mr. Hartson also has been the President of ATEC Shielding Systems since 2003. ATEC Shielding Systems is a specialty subcontractor that designs, manufactures and installs systems that protect mission critical assets from the effects of High Electromagnetic Pulse, Electromagnetic Pulse and other destructive electromagnetic phenomenon, and whose primary customers include the U.S. military and various federal agencies. Mr. Hartson is managing member of two entities that operate diagnostic medical imaging centers in Maryland, including Howard Radiology, and Howard Open MRI (1998-present). Mr. Hartson also manages 180,000 sq. ft. of commercial real estate in the Bank’s market area. Mr. Hartson is an organizing director of Howard Bank and is currently the Vice Chair of the Audit Committee and a member of the Executive Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Mr. Hartson’s qualifications for serving on the boards of directors include his deep understanding of Howard and Howard Bank as a result of being a member of the boards of directors since their inception and his knowledge of the real estate industry and business environment in our market areas.

John J. Keenan

Mr. Keenan, 61, has served as a director of Howard and Howard Bank since 2014. Mr. Keenan is a retired KPMG LLP (“KPMG”) partner. Mr. Keenan joined KPMG in 1975 and worked there until his retirement in 2011, including serving as Managing Partner of KPMG’s Baltimore (1994-2005) and Washington, DC (2005-2009) offices and as Partner-in-Charge of the audit practice for the Washington/Baltimore Business Unit (2005-2011). Mr. Keenan is a certified public accountant and has extensive experience serving community banks, as well as companies in other industries. Given his experience as a partner at KPMG, Mr. Keenan also has knowledge in mergers and acquisitions, SEC rules and regulations, public offerings and the Sarbanes-Oxley Act of 2002 Section 404 matters. Mr. Keenan is currently a member of the Audit Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Mr. Keenan’s qualifications for serving on the boards of directors include extensive experience with financial accounting matters, as well as his knowledge in the banking industry and securities regulation.

Paul I. Latta, Jr.

Mr. Latta, 71, has served as a director of Howard since its formation in 2005 and has served as a director of Howard Bank since 2004. Mr. Latta serves as Managing Member of ERIS Technologies LLC, a company developing 3-D software solutions for managing emergency situations. Prior to that Mr. Latta served as a Senior Vice President of The Rouse Company, a real estate development firm, from 1968 to 1999, and as President of E-IDC Inc., a software developer, from June 2007 through August 2009. Mr. Latta is an organizing director of Howard Bank, serves as the Lead Independent Director of Howard and Howard Bank, and is currently a member of the Audit, Executive, the Governance and Nominating, and the Compensation Committees of the boards of directors of both Howard and Howard Bank. Mr. Latta also serves as the managing director of ERIS Technologies, LLC.

145

The boards of directors of both Howard and Howard Bank believe that Mr. Latta’s qualifications for serving on their boards include his extensive knowledge of the real estate industry and his understanding of Howard and Howard Bank as a result of being a member of the boards of directors since their inception.

Kenneth C. Lundeen

Mr. Lundeen, 70, has served as a director of Howard since its formation in 2005 and has served as a director of Howard Bank since 2004. Mr. Lundeen is President, Chief Executive Officer, and a co-owner of Environmental Reclamation Company, a diversified environmental services company, and has held this position for more than five years. Mr. Lundeen served as the President and Chief Executive Officer of C.J. Langenfelder & Son, Inc., a diversified construction contracting firm (1995-2004), and as Chairman of its successor Conrad Capital Corporation, an asset holding company (2004-2012). Mr. Lundeen served on the board of directors of the Baltimore branch of the Federal Reserve Bank of Richmond (2001-2006). He is an attorney and actively practiced in Maryland, specializing in corporate and business law and representing small to medium-sized private and publicly held companies, from 1972 until 1988. Mr. Lundeen is an organizing director of Howard Bank and is currently a member of the Governance and Nominating Committee and the Executive Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Mr. Lundeen’s qualifications for serving on the boards of directors include his legal and management experience and his knowledge of the banking industry gained though his service at the Federal Reserve Bank and as a director of Howard Bank and Howard since their formation.

Karen D. McGraw

Ms. McGraw, 64, was elected a director of Howard and Howard Bank in March 2015. Ms. McGraw retired from McCormick and Company, Inc., where she was employed from 1977 until 2007 and served as member of their board of directors from 1992 to 2007. While employed at McCormick, Ms. McGraw was promoted to Senior Vice President, Human Relations. In this role she worked closely with the CEO and the Board on executive succession planning and senior level recruitment, executive compensation, acquisitions, divestitures, and integration of acquired companies. As a corporate function head, she provided strategic leadership to McCormick’s HR function and the world-wide HR staff. During her 15 years as a member of the McCormick Board of Directors, she also served as Secretary to the Compensation Committee of the Board. Ms. McGraw also served 12 years on the Board of GBMC Healthcare, Inc., and she served as both Vice Chair of the Board and Compensation Committee Chair.  She currently serves on the Board of Chimes International, Ltd., where she is Vice Chair of the Board and Chair of the Compensation Committee.  She is a past President of Network 2000, Inc., an organization dedicated to the advancement of women into executive and Board positions.  In addition to serving as President, she has also served on the Board of Directors, on the Executive Committee, and as Chair of the Women on Corporate Boards, Nominating, and Strategic Planning Committees.  Ms. McGraw has been honored by The Daily Record as one of Maryland’s Top 100 Women, named as a Distinguished Alumna by Mercy High School in Baltimore, Maryland, received a Business Leader Award from the Maryland YWCA, and selected as a Distinguished Woman by the Girl Scouts of Central Maryland.

The boards of directors of each of Howard and Howard Bank believe that Ms. McGraw’s qualifications for serving on the boards of directors include her prior service on a large corporate board, and her deep understanding of succession planning and executive level compensation plans and practices in a large and growing organization.

146

Richard J. Morgan

Mr. Morgan, 67, has served as a director of Howard and Howard Bank since October 2014. He has over 45 years of banking and management experience. After college and completing military service, he served in commercial lending leadership positions with two regional banks in New York and Maryland. He became President/CEO of two successful commercial banks and was a founding director of each. The second bank that Mr. Morgan founded was CommerceFirst Bank, where Mr. Morgan served as a director and as the chief executive officer and president from the commencement of operations in 2000 until the bank was sold to Sandy Spring Bancorp in June of 2012. Immediately after the sale, Mr. Morgan remained with Sandy Spring Bancorp and served as a Regional President until his departure in June of 2014. Since July of 2014, he has served as a senior management consultant and as a member of the board of directors of the Phillips Corporation of Hanover, Maryland. He also held a cabinet level position as Director of Economic Development in the administrations of two Anne Arundel County Executives, where he managed economic and community development programs throughout Anne Arundel County Maryland. Mr. Morgan has received numerous Federal, State and Local government appointments over the span of his career. Commercial banks in the Federal Reserve Bank of Richmond elected Mr. Morgan in 2010 to a three-year term on the Board of Directors. Additionally, the Governor appointed him to the Maryland Department of Housing’s Neighborhood Business Development Loan Program and the County Executive appointed him as Chairman of Anne Arundel County’s General Development Plan. Mr. Morgan most recently served for three years as Chairman of Atlantic Central Bankers Bank. He has received a number of community and government awards including the U.S. Small Business Administration’s “Financial Services Leader of the Year” (twice) for the State of Maryland and Anne Arundel County’s “Business Leader of the Year Award” (twice). Mr. Morgan has been very active in leadership positions with community organizations including Anne Arundel Medical Center, Annapolis and Anne Arundel Chamber of Commerce, United Way of Central Maryland, Leadership Anne Arundel, Anne Arundel Community College, and Maryland Economic Development Association. In October 2014, Mr. Morgan was elected to the Anne Arundel County Business Hall of Fame in recognition of his business and community involvement contributions. Mr. Morgan is currently a member of the Audit Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Mr. Morgan’s qualifications for serving on the boards of directors include his 45 years financial and management experience that includes being a founding Director and President/CEO of two successful de novo commercial banks as well as his service as a Board member of the Federal Reserve Bank of Richmond.

Mary Ann Scully

Ms. Scully, 63, has served as a director and as the Board Chairperson, President, and Chief Executive Officer of Howard since December 2005 and has served as a director and as the Board Chairperson, President, and Chief Executive Officer of Howard Bank since the founding of the Bank in 2004. Ms. Scully is also an organizing director of Howard Bank and the Chair of the Executive Committee of the boards of directors of both Howard and Howard Bank. Ms. Scully was employed by Allfirst Bank (formerly known as The First National Bank of Maryland and now known as M&T Bank) from 1973 through April 2003. She served as Executive Vice President for Regional Banking from June 2001 through April 2003, Executive Vice President for Community Banking from January 2000 through June 2001, Senior Vice President for Strategic Planning from 1998 to 2000, Senior Vice President for Mergers and Acquisitions from 1996 to 1998, and Senior Vice President of International Banking from 1984 to 1996.

Ms. Scully has been a Howard County resident since 1995. She is a past chair of the Maryland Bankers Association and the Community Foundation of Howard County. She was appointed to the Baltimore branch of the Federal Reserve Bank in 2014. Ms. Scully was also appointed to the Maryland Legislature’s Augustine Commission on economic development in 2014, the Bankers Advisory Board of the Conference of State Banking Supervisors, and the FDIC Council on Community Banking. She presently serves as the Vice president of the board and on the Executive Committee of Catholic Charities, and is the co-chair of the corporate campaign and a board member of Kennedy Krieger Institute. Ms. Scully was formerly a trustee and served on the Finance Committee and the Capital Campaign Council of the Howard Community College Foundation Board, as a trustee of the United Way of Central Maryland, as a board member of Howard County General Hospital and the Maryland Chamber of Commerce, as a trustee of the Horizon Foundation and as an advisory board member of Loyola University’s Sellinger School of Business.

The board of directors of each of Howard and Howard Bank believe that Ms. Scully’s qualifications for serving as Chairman of the Board include her extensive knowledge of the Bank’s history, business and operations, as well as of the banking industry in general and the risks facing the industry. Ms. Scully has gained valuable insight into the Bank and the industry as a result of her long tenure with the Bank both as a director and in her executive officer positions as well as her previous extensive experience at other banks and her being active in several banking associations, including as a past Chair of the Maryland Bankers Association. The boards also believe that her personal and business affiliations in our market areas also qualify her to sit on the boards of directors, and that it is beneficial to have an executive officer, who is familiar with the day-to-day operations of Howard and the Bank, serving on the board of directors, which provides the boards with a management perspective that helps them successfully oversee Howard and Howard Bank.

147

Robert W. Smith, Jr.

Mr. Smith, 63, has served as a director of Howard and Howard Bank since 2012.  Mr. Smith is a practicing attorney and has been a partner at the law firm of DLA Piper LLP (US) since 1983.  He is currently the Co-chair of the Global Corporate practice for DLA Piper and is a member of the Executive Committee of DLA Piper LLP (US), positions he has held for ten years or more.  Mr. Smith’s practice focuses on the general representation of private and public companies, and includes significant experience relating to mergers and acquisitions and the public offering of securities.  Mr. Smith also has served on the boards of several not-for-profit entities, and is presently a member and President of the Board of Trustees of CENTERSTAGE in Baltimore, Maryland.  Mr. Smith is currently a member of the Compensation Committee of the Boards of Directors of both Howard and Howard Bank.

The Boards of Directors of each of Howard and Howard Bank believe that Mr. Smith’s qualifications for serving on the boards of directors include his legal background and significant experience in working with public companies and advising boards of directors on legal, governance and transactional matters, his management experience based on his responsibilities as global practice chair at DLA Piper, his significant experience with strategic transactions and his knowledge of governance principles and board matters based on his service and leadership positions with not-for-profit boards.

Donna Hill Staton

Ms. Staton, 57, has served as a director of Howard and Howard Bank since 2009. Ms. Staton is an attorney and member of the Maryland Bar since 1982. Her professional experience includes 13 years with the law firm of Piper & Marbury (now DLA Piper) where she was elected partner in 1993. Her commercial litigation practice included the representation of financial institutions and other businesses in state and federal courts and commercial arbitrations. Following a period of service as a Maryland circuit court judge, Ms. Staton was appointed Deputy Attorney General of the State of Maryland in 1997, a position she held until 2006. As chief deputy, she assisted the Attorney General with supervision of an office of nearly 600 employees, a multi-million dollar budget and responsibility for: the delivery of legal advice, counsel and representation of all branches of Maryland government; enforcement of the state’s Securities, Antitrust and Consumer Protection laws; criminal investigations; and representation of the State in all criminal appellate appeals. Since leaving her Deputy Attorney General position, Ms. Staton has served in numerous volunteer capacities including the Maryland State Board of Education (since 2009), a trustee of the Howard County Bar Foundation, the Client Protection Fund of the Bar of Maryland and the Baltimore Education Scholarship Trust. She also served as an adjunct professor at the University of Maryland Law School during 2008. Ms. Staton is currently the Chair of the Governance and Nominating Committee and a member of the Executive Committee of the boards of directors of both Howard and Howard Bank.

The boards of directors of each of Howard and Howard Bank believe that Ms. Staton’s qualifications to serve as a director of Howard and Howard Bank include her legal background working with and representing businesses, regulators and legislative bodies, her management experience, and her knowledge of governance principals gained from service on government and not-for-profit boards and commissions.

New Directors

As discussed above, the members of the board of directors immediately prior to the merger, with the addition of Thomas P. O’Neill and Gary R. Bozel, will serve as directors of Howard after the merger. Below is certain information about Messrs. O’Neill and Bozel.

Thomas P. O’Neill

Mr. O’Neill, 62, has served on the board of directors of Patapsco and Patapsco Bank since 1995. Mr. O’Neill was named Chairman of the Board of Directors of the Patapsco and Patapsco Bank in August 1999. He has been a partner in the accounting firm of Hertzbach and Company since 2011. Previously, he was a managing director of RSM McGladrey, Inc. and the managing partner of the regional accounting firm of Wolpoff & Company LLP, which merged with American Express Tax and Business Services in 1998. He joined Wolpoff as a staff accountant in 1974 and became a partner in 1983. Mr. O’Neill is a member of the American Institute of Public Accountants and the Maryland Association of Certified Public Accountants. He has served on the boards of many charitable and civic groups.

148

The board of directors of Howard believes Mr. O’Neill’s qualifications to serve on the board of directors of Howard and Howard Bank include his experience in accounting, tax and real estate matters and his knowledge of Patapsco Bank’s business and operations as a result of his long tenure as a Director of Patapsco Bank. In addition, the boards believe that Mr. O’Neill’s involvement in local charitable and civic groups has allowed him to develop strong ties to the community, which will provide the boards with valuable insight regarding the business and consumer environment in Patapsco Bank’s local markets.

Gary R. Bozel

Mr. Bozel, 57, has been a member of the board of directors of Patapsco and Patapsco Bank since 2000. Mr. Bozel is the managing principal of Gary R. Bozel & Associates P.A., a certified public accounting firm in Towson, Maryland. Mr. Bozel served as the Chairman of the Board of Northfield Bancorp, Inc. from March 1998 to November 2000 and as the Chairman of the Board of Northfield Federal Savings Bank from 1996 to November 2000. He also served as the President of Northfield Federal Savings Bank from 1993 to 1996. Mr. Bozel is a member of the board of directors and finance committee of the Towson Golf and Country Club.

The board of directors of Howard believes that Mr. Bozel’s accounting background will provide the board of directors with critical experience regarding financial matters and the needs of the local small business community. In addition, the board believes that Mr. Bozel’s 15-year tenure as a director of Patapsco Bank and Patapsco and his previous experience in the local banking industry will afford the board valuable insight regarding the business and operations of Patapsco and Patapsco Bank.

Director Independence

Howard’s board of directors has determined that all of its directors, with the exception of Ms. Scully, are independent directors as determined under the definition of independence set forth in the rules and listing standards of Nasdaq. In making this determination, the board of directors considered the transactions and relationships disclosed under “Howard Bancorp, Inc. – Certain Relationships and Related Transactions” below.

We expect that the board of directors will make a determination as to whether Messrs. O’Neill and Bozel would qualify as independent directors of Howard under the rules and listing standards of Nasdaq subsequent to the merger, although we expect that they will qualify as independent directors.

Executive Officers of Howard Who are not Directors

Executive Officers

Set forth below is certain information regarding persons who are executive officers of Howard and who are not directors of Howard. Except as otherwise indicated, the occupation listed has been such person’s principal occupation for at least the last five years.

Robert A. Altieri

Mr. Altieri, 53, serves as Executive Vice President of the Company, and Executive Vice President, President of the Mortgage Division and Chief Specialty Lending Officer of Howard Bank. He has held these positions since April 2013.

Prior to joining Howard Bank, Mr. Altieri was most recently the Chief Executive Officer and President of Carrollton Bancorp, Carrollton Bank, Carrollton Mortgage Services, Inc. and Carrollton Community Development Corporation where he served in that capacity for nearly 12 years. Prior to that, he served as a Senior Vice President and Chief Lending Officer for Carrollton Bank.

Mr. Altieri is active in the community through various organizations. He currently serves as a Director for the House of Good Sheppard, and past director of Howard Hospital Foundation, Independent College Fund (IFUND), past director and treasurer for the Columbia Youth Hockey Club, Inc. and past president and director of the Glenelg Hockey Club.

149

Mr. Altieri has over 29 years of experience in the commercial banking industry.

Paul G. Brown

Mr. Brown, 60, serves as Executive Vice President of the Company, and Executive Vice President, Chief Lending Officer, and Chief Client Services Officer of Howard Bank. He has held these positions since the founding of Howard Bank in 2004 and since December 2005 with respect to the Company. Mr. Brown provides direct leadership for the relationship management activities of the Bank’s commercial relationship management -lending, client service and asset recovery.

Prior to joining the organizing group for Howard Bank, Mr. Brown served from 2001-2003 as the Senior Vice President of Regional Banking for Allfirst Bank (now M&T Bank).  Before joining Allfirst Bank, he served as Regional President for Keystone Bank (now M&T Bank) and Senior Vice President of Retail Banking for SunTrust Bank (1997-2000).  Mr. Brown has also held senior management positions at Citizens Bank of Maryland (now SunTrust Bank) and Maryland National Bank (now Bank of America).

Mr. Brown has over 35 years of experience in the commercial banking industry.

Charles E. Schwabe

Mr. Schwabe, 59, serves as Executive Vice President and Secretary of the Company, and Executive Vice President, Chief Strategic Risk Officer and Secretary of Howard Bank. Mr. Schwabe has served as Executive Vice President and Secretary of the Company since December 2005 and as Executive Vice President and Secretary of Howard Bank since the founding of Howard Bank in 2004 and was appointed Chief Strategic Risk Officer in December 2014. He previously served as Chief Administrative Officer, Chief Information Officer, Information Security Officer, Compliance Officer and Chief Operational Risk Officer of the Bank from the founding of the Bank in 2004 until December 2014. Mr. Schwabe provides leadership for the assessment and management of enterprise risk which encompasses asset quality, compliance and operational risk, cyber and physical security risk. The Chief Credit Officer, Chief Compliance Officer and Chief Security Officer report to Mr. Schwabe. He also serves as Howard Bank’s Community Reinvestment Act Officer.

Prior to joining the organizing group for Howard Bank, he was employed by Allfirst Bank (now M&T Bank) from 1988 through April 2003.  He served as Senior Vice President and Manager for the Customer Relationship Management Program as well as the Strategy and Planning Director for the Technology, eCommerce and Operations Division.  At Allfirst Bank, he was also Vice President of Strategic Planning for the Mergers and Acquisitions Division and Vice President and Group Marketing Head for small business and retail product development and management.  Prior to working at Allfirst Bank, he was a consultant and senior manager for a marketing firm that specialized in the health care and financial services industries.

Mr. Schwabe has over 23 years of banking management experience and another seven years as a marketing strategy consultant to the banking, retail and business services industries.

George C. Coffman

Mr. Coffman, 51, serves as Treasurer, Executive Vice President and Chief Financial Officer of the Company and Treasurer, Executive Vice President, Chief Financial Officer and Chief Investment Officer of the Bank. He has held these positions since the opening of the Bank in 2004 and since December 2005 with respect to Howard. Mr. Coffman also serves as Chief Interest Rate and Liquidity Risk Officer of Howard Bank. Mr. Coffman provides leadership for the financial management and investment operations of Howard Bank. In this role, he directly manages all of the corporate accounting functions, management and regulatory reporting preparation, and compliance with accounting principles and disclosure requirements.  Mr. Coffman also is responsible for the management of interest rate risk, budgeting and financial planning, and tax planning and reporting.  Other duties include directing the investment portfolio, as well as overall funds management, and investor relations. Mr. Coffman is a Certified Public Accountant. He also serves as the Bank’s Chief Investment Officer.

Prior to joining the organizing group of  Howard Bank, Mr. Coffman held several senior financial management positions at Maryland-based financial institutions, including Mercantile Bank in Baltimore (now PNC Bank), Farmers & Mechanics Bank in Frederick (now PNC Bank), Sequoia Bank in Bethesda (now United Bank), and Citizens Bank of Maryland in Laurel (now SunTrust Bank).

150

Mr. Coffman has more than 26 years of experience in the operations, accounting, investment and finance areas of commercial banks in the central Maryland area.

Dennis E. Finnegan

Mr. Finnegan, 65, joined the Bank as Executive Vice President and Chief Deposit Officer in December 2014. Mr. Finnegan provides leadership for the Bank’s deposit acquisition efforts through his management of branch administration, deposit operations, facilities, marketing and human resources. Mr. Finnegan is responsible for all branch sales and operations functions as well.

Prior to joining Howard Bank, Mr. Finnegan began his banking career at the Equitable Trust Company (now Bank of America) rising through the ranks from management trainee to Vice President and Corporate Secretary. He worked for First National Bank of Maryland (now M&T Bank) as head of the bank’s Investment Brokerage department and manager of Personal Trust Business Development. He also managed the Baltimore Private Banking office for Crestar Bank (now SunTrust) and managed the new business and sales programs for Thomson Financial Corporation’s wealth identification practice. He joined Howard after holding a similar position at 1st Mariner Bank for the last 15 years. During his tenure at 1st Mariner, the bank grew to over $1.2 billion in assets, 16 banking offices and the highest brand recognition of any Baltimore-headquartered bank.

Mr. Finnegan is a member of the Maryland Bar Association. He is a former Board member of Goodwill Industries of the Chesapeake and the Central Maryland YMCA. He currently serves on the Board of the Sports Legends Museum in Baltimore, Maryland.

Mr. Finnegan has more than 40 years of experience managing every aspect of retail banking.

EXECUTIVE COMPENSATION – HOWARD BANCORP, INC.

In this section, references to the “Company,” “we,” “us” and “our” refer to Howard Bancorp, Inc. and its subsidiaries collectively, unless the context requires otherwise, and references to the “Bank” refer to Howard Bank.

Compensation Overview

The Compensation Committee of Howard’s board of directors’ (the “Compensation Committee”) responsibilities with regard to compensation are to: develop and implement an annual process for evaluating the performance of the Chief Executive Officer; make recommendations to the Board concerning the compensation of the Chief Executive Officer; in consultation with the Chief Executive Officer, determine the compensation of the other executive officers; make recommendations to the Board concerning compensation to directors; advise the Board and the Chief Executive Officer on other compensation and benefit matters; and administer various Company incentive plans.

The Company’s executive compensation philosophy embraces the following core principles and objectives:

•	Attract and retain top talent who demonstrate success and professional growth and who model the Company’s values of excellence, leadership, discipline, teamwork and community spirit.
•	Reward desired performance and behavior in order to drive and enhance Company performance and achievement of its short-term and long-term goals.
•	Increase commitment through vesting of equity-based compensation awards over time.
•	Maintain compensation competitiveness within the marketplace from which the Company accesses the desired level of talent.
•	Include a strategic emphasis on performance-based compensation, utilizing a mix of short-term and long-term incentive compensation that rewards specific performance, achievements and outcomes and aligns individual rewards with Company performance and enhancement of stockholder value.
•	Structure compensation plans so as not to encourage employees to take unnecessary or excessive risks that threaten the value of the Company and so as not to encourage the manipulation of earnings to enhance the compensation of any employee.

151

Under the Company’s compensation policies established by the Compensation Committee, changes in base compensation are made, and cash and equity-based incentive compensation is awarded, based both on the individual executive officer’s performance and on the performance of the entire Company. In assessing performance for purposes of compensation decisions, the Compensation Committee considers a number of factors, including achievements against individual and Company goals identified and approved at the beginning of each year. The Company also considers the total compensation and the mix of compensation paid by financial services companies with characteristics similar to those of the Company to officers with comparable responsibilities and experience.

In assessing performance for the purposes of establishing compensation, the Committee does not exclusively rely on a mechanical formula, but instead weighs the performance against goals and other factors described above as considered appropriate in the circumstances.

The key components of our 2014 executive compensation program for all named executive officers consist of a base salary, a performance-based cash incentive plan (the “STI” Short Term Incentive Plan), an equity based compensation plan (the “LTI” Long term incentive/restricted stock award plan), and a nonqualified supplemental executive retirement benefit program for Ms. Scully.

The Compensation Committee has engaged ChaseCompGroup as its independent outside consultant. ChaseCompGroup gave input to the Compensation Committee on a number of matters, including review of the overall compensation of our CEO and executive officers in comparison to peer companies and assistance with respect to the consideration and adoption of a Supplemental Executive Retirement Plan.

☐ Base Salary

The Compensation Committee believes that base salaries for the Company’s executive officers should be targeted at market competitive levels using a peer group of banks of similar size. Base salaries are reviewed annually and adjusted to the extent deemed appropriate based on our review of market data and assessment of Company and individual executive performance. In 2014, our named executive officers received no base salary increases over 2013 base salary levels. Base salary increases for 2015 are described in the summary information for each executive’s employment agreement.

☐ Short Term Incentive

The Compensation Committee established an annual cash incentive compensation program for 2014 based upon the achievement of specified Company-wide results as well as individual goals of the named executive officers. Thresholds for annual cash incentives were set at 90%, 100% and 115% of certain financial metrics and individual goals, with our CEO having target cash bonus awards ranging from 18.75% to 62.5% of base salary and the other named executive officers having target awards ranging from 15% to 50% of base salary. While the Company achieved many of its objectives in 2014, certain of the specific Company-wide targets were not met in 2014 if the one-time gains associated with the purchase of certain assets and assumption of certain liabilities from NBRS Financial Bank is disregarded. As a result, the Compensation Committee concluded the named executive officers were not eligible for a formulaic cash bonus under the terms of the STI program. However, the Compensation Committee recommended and the Board approved discretionary bonuses as indicated in the Summary Compensation Table based upon both the organic and the acquired growth in the loan, assets and deposits of the Company, the achievement of significant growth and year-end profitability of the mortgage company, the substantial increase in Company tangible book value, and progress on other strategic initiatives. Each of those discretionary bonuses was below the amount that would have been awarded under the formula at the 100% threshold level.

☐ Long Term Incentive

The Compensation Committee believes stock-based incentive compensation is an important tool to further align the interests of our executive officers with the long-term interests of our stockholders and uses the LTI for that purpose. In April 2013 the Compensation Committee granted restricted stock awards to our executive officers in an aggregate amount of 50,000 shares, half of which were tied to a combination of performance and time vesting over three years and half of which were tied only to three-year time vesting. In 2014 the Committee determined that the first year performance targets were not met with respect to this award and one-third of the performance-related share grants were not issued to the executives. In April 2014 the Committee granted restricted stock awards to our executive officers in the aggregate amount of 42,000 shares, 25,000 of which were tied to a combination of performance and time vesting over a period of three years and 17,000 of which were tied to three-year time vesting. In 2014 the Compensation Committee concluded that the performance targets for the performance awards granted in 2013 and 2014 eligible for vesting in 2015 were achieved and earned by the executives. The Compensation Committee has direct oversight and administrative responsibility for the Company’s equity compensation plans and reports all awards to the board of directors.

152

The foregoing description regarding the cash incentive compensation program and restricted stock awards for 2013 does not apply to Mr. Altieri, who joined the Company in April 2013 and whose base salary, bonus and stock awards for 2013 were determined by the terms of his employment agreement. Mr. Altieri did participate in the restricted stock award program for 2014.

Given the structure of and amounts payable under the above-described plans, the Committee has concluded that these plans do not serve as an inducement for any executive officer or other employee to engage in any inappropriate risk-taking activity that would threaten the value of the Company. Further, the Company believes it has appropriate controls in place to mitigate and reduce the risk of inappropriate risk-taking activity.

☐ Supplemental Executive Retirement Program

The Compensation Committee engaged several external resources with specific expertise to assist in the development of a compensation program enhancement to help us retain the services of our executives who we believe to be instrumental in the success of the Company. These resources included ChaseCompGroup, the Company’s independent compensation consulting firm, and Banc Consulting Partners, an entity that specializes in the design of executive benefit plans, including Supplemental Executive Retirement Programs. Compensation practices and programs at peer banks were reviewed and compared to those of the Bank incorporating the perspectives of these external professionals.

As a result of this review, the Company adopted a Supplemental Executive Retirement Plan (the “SERP” effective December 1, 2104 (the “Effective Date”). Eligibility to participate in the SERP is limited to highly compensated employees as determined by the board of directors. As of the Effective Date, eligibility to participate in the SERP has been granted solely to Ms. Scully, our President and Chief Executive Officer. The SERP is unfunded and designed to be a nonqualified deferred compensation retirement plan in compliance with Section 409A of the Internal Revenue Code.

The SERP is a defined benefit style program in which the participant is promised a benefit according to a set formula; such benefit is paid to the participant (or his or her beneficiary) in equal quarterly installments over a period of 15 years following the later of (i) the participant’s severance from employment with the Bank after attainment of the Normal Retirement Age (as defined in the SERP) or (ii) the attainment of Normal Retirement Age if severance has occurred first. Under the SERP, Ms. Scully will receive $100,000 each year for 15 years once she begins to receive her benefit. Given her prior service with the Bank, Ms. Scully is vested at December 31, 2014 in 66.67% of her accrued benefit. Provided she remains an employee of the Bank at the applicable vesting time, Ms. Scully will earn vesting on a graduated schedule in which she will become fully vested on August 25, 2019, which has been established for purposes of the SERP as her retirement date.

To the extent not already fully vested, a participant in the SERP will fully vest in their benefit upon the occurrence of the participant’s death or Disability (as defined in the SERP) or if the Bank terminates the SERP following a Change in Control (as defined in the SERP). Upon a participant’s Termination for Cause (as defined in the SERP), he or she forfeits all benefits under the SERP including any amounts in which he or she has previously vested.

153

Summary Compensation Table. The following table sets forth a comprehensive overview of the compensation for Ms. Scully, our Chief Executive Officer and President, and our next two most highest paid executive officers whose total compensation exceeded $100,000 during 2014 (the “named executive officers”) for the years ended December 31, 2014 and 2013.

SUMMARY COMPENSATION TABLE

						All
Name					Stock	Other
and Principal Position	Year	Salary	Bonus (1)		Awards (2)	Compensation		Total

Mary Ann Scully,	2014	$275,000	$100,000		$113,000	$11,738	(3)	$499,738
Chairman, Chief Executive Officer,	2013	$275,000	$35,000		$68,500	$18,816		$397,316
and President of the Company and the Bank

Robert A. Altieri,	2014	245,000	124,110	(4)	90,400	15,130	(6)	474,640
Executive Vice President	2013	138,462	100,000	(5)	36,000	8,428		282,890
of the Company and the Bank,
Mortgage Division President of the Bank

George C. Coffman,	2014	200,000	75,000		90,400	18,442	(7)	383,842
Executive Vice President and Treasurer	2013	200,000	20,000		68,500	17,695		306,195
and Chief Financial Officer
of the Company and the Bank

(1)	Represents amounts paid based upon the executive's performance during the year indicated even if paid in the following year.
(2)	Consists of restricted stock unit awards for 2014 and restricted stock awards in 2013.

Restricted stock units were granted to Ms. Scully and Messrs. Altieri and Coffman in April 2014 and the value is based on the closing share price at the date of grant of $11.30.

In 2013, restricted stock was granted to Ms. Scully and Mr. Coffman in April and the value is based on the closing share price at the date of grant of $6.85. Mr. Altieri was granted restricted stock upon his employment, also in April of 2013, with and the value is based on the closing share price at the date of grant of $7.20.

All shares granted in both 2014 and 2013 are subject to a three year vesting schedule.

(3)	Represents $438 in 401(k) matching contribution, $2,300 in life insurance benefits and a car allowance of $9,000.
(4)	Amount based upon formula defined in Mr. Altieri's employment agreement.

One half of bonus is paid in the year following the division's performance, and the remainder is deferred over threee years

(5)	Determined in accordance with his employment agreement, with an initial $50,000 upon joining the Company and an additional $50,000 due after the end of the fiscal year ended 2013.
(6)	Represents $3,960 in 401(k) matching contribution, $2,170 in life insurance benefits and a car allowance of $9,000.
(7)	Represents $8,392 in 401(k) matching contribution, $1,050 in life insurance benefits and a car allowance of $9,000.

154

The following table discloses information about unexercised options and unvested stock awards outstanding at December 31, 2014 for each of the named executive officers.

OUTSTANDING EQUITY AWARDS

AT FISCAL YEAR END

DECEMBER 31, 2014

OPTION AWARDS				STOCK AWARDS

Number of	Number of						Equity Incentive	Equity Incentive
Securities	Securities				Number of	Market Value	Plan Awards:	Plan Awards:
Underlying	Underlying				Shares of	of Shares	Number of	Market Value of
Unexercised	Unexercised	Option	Option		Stock	of Stock	Unearned Shares	Unearned Shares
Options:	Options:	Exercise	Expiration	Grant	that have	that have	that have	that have
Exercisable	Unexercisable	Price	Date	Date	Not Vested (1)	Not Vested	Not Vested (2)(3)	Not Vested

Mary Ann Scully
6,387		$13.75	2/14/2017	4/5/2013	$3,333	$37,996	3,333	$37,996
17,000		$13.99	1/17/2017	4/30/2014	$5,000	$57,000	5,000	$57,000
6,000		$11.00	12/14/2015
9,786		$10.50	10/31/2015
39,173	-				$8,333	$94,996	8,333	$94,996

Robert A. Altieri

-	-	-	-	4/30/2013	$3,333	$37,996
				4/30/2014	$3,000	$34,200	5,000	$57,000

-	-				$6,333	$72,196	5,000	57,000

George C. Coffman
4,562		$13.75	2/14/2017	4/5/2013	$3,333	$37,996	3,333	$37,996
14,200		$13.99	1/17/2017	4/30/2014	$3,000	$34,200	5,000	$57,000
5,000		$11.00	12/14/2015
6,990		$10.50	10/31/2015
30,752	-				$6,333	$72,196	8,333	$94,996

(1)	For each grant on 4/5/2013, 1,667 shares vest on each of 4/5/2014 and 4/5/2015, and 1,666 shares vest on 4/5/2016. For each grant on 4/30/2014, 1,667 shares vest on each of 4/30/2015 and 4/30/2016, and 1,666 shares vest on 4/30/2017.

(2)	For each grant on 4/5/2013, assuming pre-established performance metrics for the prior year are met or the board of directors uses its discretionary authority to permit such shares to be earned in the absence of meeting such performance metrics, 1,667 shares vest on each of 4/5/2014 and 4/5/2015, and 1,666 shares vest on 4/5/2016.

(3)	For each grant on 4/30/2014, assuming pre-established performance metrics for the prior year are met or the board of directors uses its discretionary authority to permit such shares to be earned in the absence of meeting such performance metrics, 1,667 shares vest on each of 4/30/2015 and 4/30/2016, and 1,666 shares vest on 4/30/2017.

155

Employment Agreements

The following summarizes the material terms of the employment agreements between the named executive officers and Howard Bank.

Chief Executive Officer - Mary Ann Scully

Howard Bank entered into an amended and restated employment agreement with Mary Ann Scully on December 18, 2008 pursuant to which Ms. Scully serves as President and Chief Executive Officer of Howard and Howard Bank.

The amended and restated employment agreement provided for an initial term expiring on March 31, 2011 and, unless written notice that the agreement will not be renewed is provided to Ms. Scully, is renewed for an additional year on each subsequent March 31 (beginning on March 31, 2009), such that the remaining term at each renewal will be three years. Ms. Scully’s term of employment is currently extended through March 31, 2018.

Ms. Scully’s employment agreement provides for an initial annual salary subject to annual increases as may be determined by Howard Bank’s board of directors. Ms. Scully’s current annual salary is set at $350,000. Ms. Scully is also entitled to a bonus as determined each year by the Bank’s board of directors and to participate in any other bonus, incentive and other executive compensation programs as are made available to the Bank’s executive management. The agreement also provides that Ms. Scully is not compensated for her services as a director.

Howard Bank may terminate Ms. Scully’s employment under the agreement for certain events constituting Cause as defined in the agreement. In addition, Howard Bank may terminate the agreement without Cause or upon Ms. Scully’s Permanent Disability as defined in the agreement, in each case upon written notice to Ms. Scully. Ms. Scully may terminate her employment at any time under the agreement.

If Howard Bank terminates Ms. Scully’s employment without Cause or upon Ms. Scully’s Permanent Disability, or Ms. Scully terminates her employment for Good Reason or upon her Permanent Disability, and a Change in Control, as defined in the agreement, has not occurred, then Ms. Scully will be entitled to receive an amount equal to her current base salary plus all benefits she is then receiving for a period equal to the remaining term of the agreement plus any incentive compensation already accrued for that year. In addition, all of her stock awards and stock options shall immediately vest upon the effective date of such termination. If the termination is due to Permanent Disability, then such amount payable will be reduced if and to the extent that Ms. Scully receives payments under any disability insurance or other program maintained by Howard Bank.

If, within 12 months following a Change in Control, Ms. Scully’s employment is terminated under the agreement by Ms. Scully for any reason or by Howard Bank without Cause, then, instead of the payments provided for above, Ms. Scully will be entitled to: (i) a lump sum payment equal to the sum of (a) 2.99 times her average annual compensation (consisting of base pay and bonus) during the most recent three years minus the aggregate present value of any other payments she receives that are treated as contingent upon the Change in Control (not including (ii), (iii) and (iv) of this sentence, and (b) a pro-rated bonus; (ii) immediate vesting of all stock awards; (iii) immediate exercisability of any unexercised stock options; and (iv) continued medical coverage for the remaining term of the agreement as available to the Bank’s other employees.

If any severance payment or distribution made to Ms. Scully is determined to be subject to the limitations of Section 280G of the Internal Revenue Code of 1986, as amended (a “Parachute Payment”), Ms. Scully will be entitled to a full tax “gross-up” to cover any excise taxes on such amount, unless the total value of all such payments and benefits (as measured for purposes of Section 280G) exceeds the taxable threshold by 10% or less, in which event the payments and benefits will instead be reduced so as to fall below the taxable threshold.

Ms. Scully’s employment also terminates upon mutual agreement of the parties or immediately upon her death. If her employment is terminated upon death, all of Ms. Scully’s stock awards and stock options shall immediately vest.

The agreement also contains confidentiality, non-compete and non-solicitation provisions.

156

Executive Vice President and Treasurer – George C. Coffman

On December 18, 2008, Howard Bank entered into amended and restated employment agreement with Mr. Coffman pursuant to which he serves as an Executive Vice President of Howard Bank.

The amended and restated employment agreement provides for an initial term expiring on March 31, 2011 and, unless written notice that the agreement will not be renewed is provided to the executive, is renewed for an additional year on each subsequent March 31 (beginning on March 31, 2009), such that the remaining term at each renewal will be three years. The term of Mr. Coffman’s employment is currently extended through March 31, 2018.

Mr. Coffman’s employment agreement provides for an initial annual salary, subject to annual increases as may be determined by the Bank’s board of directors. He also may receive an annual bonus to be determined by the Bank’s board of directors. Mr. Coffman’s current annual salary is set at $275,000. Mr. Coffman is also entitled to a bonus as determined each year by the board of directors and to participate in any other bonus, incentive and other executive compensation programs as are made available to the Bank’s executive management.

The other substantive provisions of Mr. Coffman’s employment agreement are identical to those of Ms. Scully’s employment agreement as described above.

Executive Officer – Mr. Altieri

On April 30, 2013, Howard Bank entered into an employment agreement with Mr. Altieri pursuant to which he serves as an Executive Vice President and President of the Mortgage Division of Howard Bank.

The employment agreement provides for an initial term expiring on April 30, 2015, which has been extended until April 30, 2016. The agreement may be renewed upon notice provided by the Bank’s Chief Executive Officer on or before 90 days before the applicable termination date.

Mr. Altieri’s employment agreement provides for an initial annual salary, subject to annual increases as may be determined by the Bank’s board of directors. Mr. Altieri’s annual salary is currently set at $245,000. Mr. Altieri also will receive an annual incentive based upon the pretax revenues of the Mortgage Division, provided, however, that the agreement included a bonus of at least $50,000 for 2013. Mr. Altieri’s employment agreement also provided for, as of the April 30, 2013 effective date, an initial bonus of $50,000 and a grant of 5,000 shares of restricted stock vesting over a three-year period. He is also entitled to a $750 a month car allowance and to participate in any other bonus, incentive and other executive compensation programs as are made available to the Bank’s executive management.

Howard Bank may terminate Mr. Altieri’s employment under the agreement for certain events constituting Cause as defined in the agreement. In addition, Howard Bank may terminate the agreement without Cause or upon Mr. Altieri’s Permanent Disability as defined in the agreement, in each case upon written notice to Mr. Altieri. Mr. Altieri may terminate his employment at any time under the agreement.

If Howard Bank terminates Mr. Altieri’s employment without Cause or upon Mr. Altieri’s Permanent Disability, or Mr. Altieri terminates his employment for Good Reason or upon his Permanent Disability, and a Change in Control, as defined in the agreement, has not occurred, then Mr. Altieri will be entitled to receive an amount equal to his current base salary plus all benefits he is then receiving for a period equal to the remaining term of the agreement plus any incentive compensation already accrued for that year. In addition, all of his stock awards and stock options shall immediately vest upon the effective date of such termination. If the termination is due to Permanent Disability, then such amount payable will be reduced if and to the extent that Mr. Altieri receives payments under any disability insurance or other program maintained by Howard Bank.

If, within 12 months following a Change in Control, Mr. Altieri’s employment is terminated under the agreement by Howard Bank without Cause, then, instead of the payments provided for above, Mr. Altieri will be entitled to: (i) a lump sum payment equal to the sum of (a) two times his average annual compensation (consisting of base pay and bonus) during the most recent three years minus the aggregate present value of any other payments he receives that are treated as contingent upon the Change in Control (not including (ii), (iii) and (iv) of this sentence, and (b) a pro-rated bonus; (ii) immediate vesting of all stock awards; (iii) immediate exercisability of any unexercised stock options; and (iv) continued medical coverage for the remaining term of the agreement as available to the Bank’s other employees.

157

Mr. Altieri’s employment also terminates upon mutual agreement of the parties or immediately upon his death. If his employment is terminated upon death, all of Mr. Altieri’s stock awards and stock options shall immediately vest.

The agreement also contains confidentiality, non-compete and non-solicitation provisions.

Supplemental Executive Retirement Plan

Howard Bank maintains a supplemental executive retirement plan (“SERP”) that provides Ms. Scully (or her designated beneficiary) with additional compensation upon her reaching age 68. Upon attainment of age 68, Ms. Scully is entitled to total annual benefit of $100,000 for a period of 15 years. A reduced benefit is payable if prior to her attaining age 68 Ms. Scully’s employment is terminated due to her death or disability, by the Bank without cause or by Ms. Scully for any reason, or if Howard Bank terminates the Plan within 30 days before or 12 months following a change in control.

The board of directors of the Bank may designate additional Bank personnel to participate in the SERP, however, participation is limited to a select group of management or highly compensated employees.

Director Compensation

The following table discloses all fees earned and other payments to each director for the fiscal year ended December 31, 2014.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Richard G. Arnold	$5,500	$10,875	$16,375
Nasser Basir	4,950	9,975	14,925
Andrew E. Clark	17,025	1,625	18,650
Phillip W. Gibbs (2)	500	-	500
Robert J. Hartson	11,850	1,625	13,475
John J. Keenan	-	5,675	5,675
Paul I. Latta, Jr.	23,225	9,443	32,668
Barbara K. Lawson	10,150	1,625	11,775
Kenneth C. Lundeen	16,375	1,625	18,000
Robert N. Meyers (3)	9,850	-	9,850
Richard J. Morgan	-	3,050	3,050
Richard H. Pettingill	9,950	1,625	11,575
Steven W. Sachs (3)	3,150	5,750	8,900
Mary Ann Scully (4)	-	-	-
Robert W. Smith, Jr.	4,600	9,875	14,475
Donna Hill Staton	12,525	1,625	14,150

Total	$129,650	$64,393	$194,545

(1)	As of December 31, 2014, our directors held outstanding options to purchase shares of our common stock as follows: Mr. Arnold – 8,035 shares; Mr. Basir – 304 shares; Mr. Clark – 6,877 shares; Mr. Hartson – 5,026 shares; Mr. Latta – 13,187 shares; Ms. Lawson – 3,454; Mr. Lundeen - 5,939 shares; Mr. Meyers – 7,623 shares; Mr. Pettingill – 5,440 shares; Mr. Sachs – 6,732 shares.

158

(2)	Mr. Gibbs resigned from the board in July 2014.

(3)	Messrs. Meyers and Sachs’ terms as directors ended at the annual meeting of stockholders held on May 28, 2014.

(4)	Ms. Scully is an executive officer and is not compensated for her services as a director.

Director Fees. For the first three quarters of 2014, directors of the Company were compensated as follows: Each of our non-employee directors was compensated at the rate of $500 for each meeting of our board of directors attended. In addition, each non-employee director was compensated for each committee meeting attended. The Chairperson of the committee was compensated at the rate of $350 per meeting attended and committee members were compensated at the rate of $250 per committee meeting attended. Director compensation was generally paid quarterly. Each non-employee director was permitted to make an annual election to have his or her director compensation paid in the form of cash, stock, or a mix of cash and stock. When non-employee directors elected to have their compensation paid in the form of shares of stock, the number of shares of stock awarded was equal to the total compensation earned, divided by the fair market value of our shares of common stock as of the date of award (i.e., the last business day of the calendar quarter for which the compensation was payable). The boards of directors and committees of both the Company and the Bank generally meet concurrently, and compensation was determined on the basis of such concurrent meetings being considered as one board or committee meeting. The Lead Independent Director was also awarded per quarter, as a retainer, an additional 250 shares of our common stock.

Effective October 1, 2014, non-employee directors of the Company are compensated for their services as directors as follows: Each receives a retainer of $16,500 per year consisting of a cash payment of $10,000 plus shares of Company common stock having a value of $6,500. No fees are paid for attendance at Board meetings. Each non-employee director is also compensated at the rate of $300 for attending each meeting of a Company or a Howard Bank Board committee of which the director is a member. Combined meetings of Company and Bank committees are treated as a single meeting for compensation purposes. Attendance may be in person or by telephone or video conference for compensation purposes. In addition, each non-employee director who holds any of the following Board leadership positions receives a cash retainer in the amount per annum indicated:

•	Lead Independent Director - $12,500
•	Audit Committee Chair - $5,000
•	All Other Committee Chairs - $3,500

Non-employee director compensation is calculated and paid quarterly. Although retainers are stated in amounts per annum, a retainer is payable only for such quarters for which a director holds the position for which the retainer is payable. All director compensation earned during a calendar quarter to be paid in the form of Company common stock is deemed awarded as of the close of business on the last business day of such calendar quarter (the “Award Date”). The stock is awarded under our 2013 Equity Incentive Plan and is fully vested and unrestricted (except for any restriction on transferability required by applicable securities laws and regulations). The number of shares to be awarded to each non-employee director for a calendar quarter is calculated by dividing (i) the total amount of the compensation earned by the director during the calendar quarter and to be paid by the award of stock by (ii) the closing price per share of the Company’s common stock on the Award Date.

In 2014, non-employee directors earned cash payments of $129,650, and awards of 6,024 shares of common stock as compensation for their service as directors, including attending board of director and committee meetings, as disclosed in the above table. The directors receive no other compensation for their services.

HOWARD BANCORP, INC. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Howard Bank and Howard may engage in transactions in the ordinary course of business with some of its directors, executive officers, holders of five percent or more of any class of our securities and entities and individuals affiliated with those persons. In addition, Howard Bank has had in the past, and may have in the future, banking transactions, including making loans to and loan guarantees on behalf of, with directors, executive officers, holders of five percent or more of any class of our securities and the business and professional organizations in which they are associated in the ordinary course of business. All such transactions will be made on terms that are no less favorable to Howard and Howard Bank than those that could be obtained at the time from unaffiliated third parties and otherwise in accordance with applicable law. Further, any loans, loan commitments and loan guarantees are and will be made in accordance with all applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to unrelated persons. In addition, a majority of Howard’s or Howard Bank’s independent directors must approve all material affiliated transactions and loans that are in excess of $500,000, including any forgiveness of loans, with our directors, executive officers, holders of five percent or more of any class of Howard’s securities, and entities and individuals affiliated with such persons.

159

In the opinion of management, these transactions do not and will not involve more than the normal risk of collectability or present other unfavorable features. Directors or officers with any personal interest in any loan application are excluded from considering any such loan application. The aggregate amount of loans outstanding to Howard Bank’s directors, executive officers and their affiliates at December 31, 2014 was approximately $10.9 million.

HOWARD BANCORP, INC. - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this section, unless the context clearly indicates otherwise, the terms “we,” “us” and “our” refer to Howard Bancorp, Inc. and its consolidated subsidiaries.

This section is intended to help current and potential investors understand our financial performance through a discussion of the factors affecting our consolidated financial condition at December 31, 2014, 2013 and 2012. This section should be read in conjunction with the Consolidated Financial Statements and notes to the consolidated financial statements that appear elsewhere in this joint proxy statement/prospectus.

Overview

Howard Bancorp, Inc. is the holding company for Howard Bank. Howard Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. The Bank was formed in March 2004 and commenced banking operations on August 9, 2004. Howard Bank does not exercise trust powers, and our regulatory structure is the same as a Maryland-chartered commercial bank. As such, our business has consisted primarily of originating both commercial and real estate loans secured by property in our market area. Typically, commercial real estate and business loans involve a higher degree of risk and carry a higher yield than one-to four-family residential loans. Although we plan to continue to focus on commercial customers, we intend to increase our originations of one- to four-family residential mortgage loans going forward, increasing our portfolio of mortgage lending and also selling select loans into the secondary markets.

We are headquartered in Ellicott City, Maryland and we consider our primary market area to be The Greater Baltimore Metropolitan Area. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses and their owners, professionals and executives, and high-net-worth individuals. Our loans are primarily funded by core deposits of customers in our market.

Our core business strategy is to deliver superior customer service that is supported by an extremely high level of banking sophistication. Our specialized community banking focus on both local markets and small business related market segments is combined with a broad array of products, new technology and seasoned banking professionals which positions the Bank differently than most competitors. Our experienced executives establish a relationship with each client and bring value to all phases of a client’s business and personal banking needs. We call it Hands-On Service.

Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on deposits and borrowings. Results of operations are also affected by provisions for credit losses, noninterest income and noninterest expense. Our noninterest expense consists primarily of compensation and employee benefits, as well as office occupancy, deposit insurance and general administrative and data processing expenses. Our operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

160

In October 2014 Howard Bank acquired the assets and deposits of a failed institution from the FDIC with branch locations in Harford and Cecil Counties in Maryland and Lancaster County in Pennsylvania. This added $135.6 million in assets and generated a bargain purchase gain of $16.1 million before tax and expanded our geographic reach.

In August 2014 Howard Bank purchased from NBRS Financial Bank its branch located at 800 Revolution Street, Havre de Grace, Maryland. Pursuant to the branch purchase, Howard Bank acquired $16.1 million in loans and $18.7 million in deposits. In connection with its purchase of the branch, Howard Bank made a net cash payment of $2.4 million, including a premium of approximately $384,000. This transaction was recorded as an asset acquisition rather than as a business combination.

In August 2013, Howard Bank purchased from Cecil Bank its branch located at 3 West Bel Air Avenue, Aberdeen, Maryland. Pursuant to the transaction, Howard Bank acquired $37.1 million in loans and $35.2 million in deposits from Cecil Bank, as well as the branch premises and equipment at their book value. In connection with its purchase of the branch from Cecil Bank, Howard Bank made a net cash payment to Cecil Bank of $3.2 million, including a premium of approximately $240,000. This transaction was recorded as an asset acquisition rather than as a business combination.

For the year ended December 31, 2014, we reported net income of $10.41 million compared to net income of $1.96 million in 2013, an increase of $8.5 million or 430%. The primary reason for this dramatic increase in earnings was a $16.1 million pretax bargain purchase gain on the FDIC assisted acquisition of NBRS Financial Bank in the fourth quarter of 2014. Please see Note 2 to the consolidated financial statements for additional details on this bargain purchase gain calculation. On a core operating basis, due to continued balance sheet growth, net interest income increased to $21.0 million in 2014, which represented an increase of $5.1 million or 33% compared to 2013. Partially offsetting the increase in net interest income, the provision for loan losses in 2014 of $3.3 million was $2.3 million higher than the 2013 provision of $950 thousand. The majority of this 2014 provision resulted from losses incurred on one lending relationship. Noninterest income increased to $23.3 million during 2014 compared to $1.3 million for 2013, representing an increase of $21.9 million or 1,657%. The largest contributor to the increased noninterest revenues was the $16.1 million bargain purchase gain relating to the NBRS Financial Bank acquisition noted above. Total noninterest expenses for 2014 of $23.7 million increased by $10.5 million or 79% over total noninterest expenses of $13.2 million in 2013. Compensation expenses, which accounted for more than half of the total increase in expenses, grew by $6.0 million or 82% during 2014 compared to 2013 largely due to increases in staff as we continue to expand.

For the year ended December 31, 2013, we reported net income of $1.96 million compared to net income of $1.62 million in 2012, an increase of $341 thousand or 21%. Net interest income increased to $15.8 million in 2013, which represented an increase of $2.3 million or 17% compared to 2012. The provision for loan losses in 2013 of $950 thousand was $232 thousand or 32% higher than the 2012 provision of $718 thousand. Noninterest income also increased, to $1.3 million during 2013 compared to $768 thousand for 2012, representing an increase of $556 thousand or 73%. The largest contributor to the increased noninterest revenues was the initiation of a Bank Owned Life Insurance (BOLI) program in January 2013, which generated $282 thousand of income during 2013. Total noninterest expenses for 2013 of $13.2 million increased by $2.4 million or 22% over total noninterest expenses of $10.8 million in 2012. Compensation expenses grew by $1.3 million or 22% during 2013 compared to 2012 due to increases in staffing as we continue to open new branch and regional office locations, and also commenced the building and staffing of our new mortgage division. Also in 2013, we recorded $347 thousand in expense due to a decreased valuation on one of our foreclosed properties, while this same expense for 2012 was only $48 thousand, representing a year over year increase of $299 thousand, as work towards disposal of the residual nonperforming assets on the balance sheet continued.

Our nonperforming assets totaled $8.7 million, or 1.26% of total assets, at December 31, 2014, compared to $5.6 million, or 1.11% of total assets, at December 31, 2013 and $5.3 million, or 1.32% of total assets, at December 31, 2012. We had loans totaling $1.2 million delinquent more than 90 days and still accruing at December 31, 2014 compared to $455 thousand and $249 thousand of such delinquencies at December 31, 2013 and December 31, 2012, respectively. In addition, we provided $3.3 million for credit losses for the year ended December 31, 2014 compared to $950 thousand for credit losses during the year ended December 31, 2013 and $718 thousand during the year ended December 31, 2012. In addition to the continual higher provisioning required due to the growth in the overall size of the loan portfolio, the 2014 provision was impacted by nearly $2.0 million in losses on one long term customer.

161

Critical Accounting Policies

Our accounting and financial reporting policies conform to GAAP and general practice within the banking industry. Accordingly, the financial statements require management to exercise significant judgment or discretion or make significant assumptions based on the information available that have, or could have, a material impact on the carrying value of certain assets or on income. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. In reviewing and understanding financial information for us, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. We consider the allowance for credit losses to be our most significant accounting policy, which is further described in the notes to our financial statements.

Allowance for credit losses

The allowance for credit losses is established through a provision for credit losses charged against income. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our loan portfolios as well as consideration of general loss experience. Based on our estimate of the level of allowance for credit losses required, we record a provision for credit losses to maintain the allowance for credit losses at an appropriate level.

We cannot predict with certainty the amount of loan charge-offs that we will incur. We do not currently determine a range of loss with respect to the allowance for credit losses. In addition, our regulatory agencies, as an integral part of their examination processes, periodically review our allowance for credit losses. Such agencies may require that we recognize additions to the allowance for credit losses based on their judgments about information available to them at the time of their examination. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for credit losses may be required that would adversely impact earnings in future periods.

Income taxes

We account for income taxes under the asset/liability method. We recognize deferred tax assets for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry-forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period indicated by the enactment date. We establish a valuation allowance for deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. The judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond our control. It is at least reasonably possible that management’s judgment about the need for a valuation allowance for deferred tax assets could change in the near term.

Share based compensation

We follow the provisions of ASC Topic 718 "Compensation – Stock Compensation" which requires the expense recognition over the respective service period for the fair value of share based compensation awards, such as stock options, restricted stock, and performance based shares. This standard allows management to establish modeling assumptions as to expected stock price volatility, option terms, forfeiture rates and dividend rates which directly impact estimated fair value. The accounting standard also allows for the use of alternative option pricing models which may impact fair value as determined. Our practice is to utilize reasonable and supportable assumptions which are reviewed with the appropriate board Committee.

162

Balance Sheet Analysis and Comparison of Financial Condition

A comparison between December 31, 2014 and December 31, 2013 balance sheets are presented below.

Assets

Total assets increased $191.5 million, or 38.3%, to $691.4 million at December 31, 2014 compared to $500.0 million at December 31, 2013. This increase in assets was primarily due to a $149.0 million, or 36.9%, increase in loans, to $552.9 million at December 31, 2014 from $403.9 million at December 31, 2013. The increase in loans reflects approximately $14.2 million and $84.3 million related to the acquisitions of our Havre de Grace Branch and NBRS Financial Bank, respectively. Complementing this acquired growth, the Bank had organic growth of $50.5 million in loans during 2014. In addition to these increases in the loan portfolio, total assets was also bolstered by the activities in our newly formed mortgage banking group, which resulted in loans held for sale at December 31, 2014 of $42.9 million compared to only $3.3 million in loans pending sale at the end of 2013. The primary source of funding for the asset growth was an increase in deposit levels. Customer deposits increased from $388.9 million at December 31, 2013 to $554.0 million at December 31, 2014, an increase of $165.1 million or 42.5%. Supplementing the deposit growth, borrowed funds increased by $6.0 million or 9.7% during 2014. In addition, our total capital levels increased $11.0 million or 22.7% year over year, given the higher levels of 2014 annual earnings.

Securities Available for Sale

We currently hold both U.S. agency securities, treasury securities and mortgage backed securities in our securities portfolio, all of which are considered as available for sale. We use our securities portfolio to provide the required collateral for funding via commercial customer repurchase agreements as well as to provide sufficient liquidity to fund our loans and provide funds for withdrawals of deposited funds. At December 31, 2014 and December 31, 2013 we held an investment in stock of the FHLB of $2.6 million and $2.3 million, respectively. This investment, which is required for continued membership, is based partially upon the dollar amount of borrowings outstanding from the FHLB. These investments are carried at cost. We have never held stock in Fannie Mae or Freddie Mac.

The following tables set forth the composition of our investment securities portfolio at the dates indicated.

	December 31,
(in thousands)	2014		2013
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
U.S. Government
Agencies	$37,010	$36,981	$28,522	$28,521
Treasuries	4,000	3,997	-	-
Mortgage-backed	95	101	157	167
	$41,105	$41,079	$28,679	$28,688

We had securities available for sale of $41.1 million and $28.7 million at December 31, 2014 and December 31, 2013, respectively, which were recorded at fair value. This represents an increase of $12.4 million, or 43.2%, for the year ended December, 2014 from the prior year end.

With respect to our portfolio of securities available for sale, the portfolio contained 14 securities with unrealized losses of $32 thousand and eight securities with an unrealized loss of $2 thousand at December 31, 2014 and 2013, respectively. Changes in the fair value of these securities resulted primarily from interest rate fluctuations. We do not intend to sell these securities nor is it more likely than not that we would be required to sell these securities before their anticipated recovery, and we believe the collection of the investment and related interest is probable. Based on this analysis, we consider all of the unrealized losses to be temporary impairment losses.

163

Portfolio Maturities and Yields

The composition and maturities of the investment securities portfolio at December 31, 2014 is summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	As of December 31, 2014
			After one		After five
(in thousands)	One year or less		through five years		through ten years		After ten years		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
U.S. Government
Agencies	$29,502	0.07%	$7,508	0.80%	$-	-%	$-	-%	$37,010	0.22%
Treasuries	4,000	0.01	-	-	-	-	-	-	4,000	0.01
Mortgage-backed	14	5.01	-	-	81	4.83	-	-	95	4.86
	$33,516	0.06%	$7,508	0.80%	$81	4.83%	$-	-%	$41,105	0.21%

Loan and Lease Portfolio

Total loans and leases increased by $149.0 million or 36.9%, to $552.9 million at December 31, 2014 from $403.9 million at December 31, 2013. Included in the 2014 loan and lease amount are $14.2 million associated with the Havre de Grace branch acquisition and $84.3 million associated with the NBRS Financial Bank acquisition. Loans during 2013 benefited from the purchase of $37.1 million in loans in the Aberdeen branch acquisition. At December 31, 2014, total loans were 80.0% of total assets compared to 80.8% of total assets at December 31, 2013. As the economy in our market area has started to improve so has demand for certain types of credit, especially commercial real estate, commercial and construction loans. With the expansion of our mortgage banking activities, our portfolio of residential mortgages also reflected growth during 2014.

The following table sets forth the composition of our loan portfolio at the dates indicated. In addition to the loans we hold in our portfolio, we had loans held for sale of $42.9 million at December 31, 2014 and $3.3 million at December 31, 2013.

	December 31,
(dollars in thousands)	2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate
Construction and land	$64,158	11.6%	$50,884	12.6%	$37,963	11.8%	$39,268	14.2%	$30,604	11.9%
Residential - first lien	88,293	16.0	39,249	9.7	29,826	9.3	22,087	8.0	22,309	8.7
Residential - junior lien	19,301	3.5	8,266	2.0	7,983	2.5	9,242	3.3	9,889	3.9
Total residential real estate	107,594	19.5	47,515	11.7	37,809	11.7	31,329	11.3	32,198	12.6
Commercial - owner occupied	112,826	20.4	90,333	22.4	61,119	19.0	46,588	16.8	46,947	18.3
Commercial - non-owner occupied	123,958	22.4	113,559	28.1	96,223	29.9	76,880	27.8	58,438	22.8
Total commercial real estate	236,784	42.8	203,892	50.5	157,342	48.8	123,468	44.6	105,385	41.1
Total real estate loans	408,536	73.9	302,291	74.8	233,114	72.3	194,065	70.2	168,187	65.6
Commercial loans and leases	139,669	25.2	100,410	24.9	87,844	27.3	81,243	29.4	86,851	33.9
Consumer loans	4,712	0.9	1,174	0.3	1,260	0.4	1,223	0.4	1,269	0.5
Total loans and leases	$552,917	100.0%	$403,875	100.0%	$322,218	100.0%	$276,531	100.0%	$256,307	100.0%

As is evident in the above table, we are primarily focused on lending to businesses for both commercial financing loans, and also commercial real estate lending. Increased amounts of residential and consumer loans are primarily as a result of loans acquired in association with the NBRS Financial Bank transaction. Our business model has always been to focus on the needs of small to mid-sized businesses and their owners. With the expansion of our mortgage banking activities, we expect our residential real estate lending to increase.

164

Loan Portfolio Maturities

The following table summarizes the scheduled repayments of our loan portfolio and sets forth the scheduled repayments of fixed and adjustable rate loans in our portfolio at December 31, 2014.

	As of December 31, 2014
		After one
(dollars in thousands)	One year or less	through five years	After five years	Total
Real Estate
Construction and land	$31,415	$22,467	$10,276	$64,158
Residential - first lien	3,519	5,895	78,879	88,293
Residential - junior lien	125	1,885	17,291	19,301
Total residential real estate	3,644	7,780	96,170	107,594
Commercial - owner occupied	5,114	53,372	54,340	112,826
Commercial - non-owner occupied	14,595	64,833	44,530	123,958
Total commercial real estate	19,709	118,205	98,870	236,784
Total real estate loans	54,768	148,452	205,316	408,536
Commercial loans and leases	23,961	36,324	79,384	139,669
Consumer loans	1,108	2,341	1,263	4,712
Total	$79,837	$187,117	$285,963	$552,917
Rate terms:
Fixed rate	$34,161	$146,088	$129,810	$310,059
Adjustable rate	45,676	41,029	156,153	242,858
Total	$79,837	$187,117	$285,963	$552,917

Deposits

We accept deposits primarily from the areas in which our branches and offices are located. We have consistently focused on building broader customer relationships and targeting small business customers to increase our core deposits. We also rely on our customer service to attract and retain deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Customer deposits have historically provided us with a sizeable source of relatively stable and low-cost funds to support asset growth. Our deposit accounts consist of commercial and retail checking accounts, savings accounts, certificates of deposit, money market accounts, and individual retirement accounts. We do not currently accept brokered deposits other than those obtained under Promontory Interfinancial Network’s certificate of deposit account registry service (“CDARS”) program.

We review and update interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, anticipated short term loan demand and our deposit growth goals.

Our deposits increased from $388.9 million at December 31, 2013 to $554.0 million at December 31, 2014, an increase of $165.1 million or 42.5%. Included in the 2014 deposit figure are $15.0 million associated with the Havre de Grace branch acquisition and $136.8 million associated with the NBRS Financial Bank acquisition. Because of the increases in deposits via these acquisitions, we allowed certain legacy deposits, primarily non-customer based institutional certificates of deposits, to decrease during 2014 by not offering to replace them upon their maturity. As detailed in the table below, all categories of deposits reflected growth in 2014. Our noninterest bearing demand deposit account balances at the end of 2012 included a large deposit by one customer that exceeded $10.2 million. These funds were withdrawn early in 2013, and account for the decline when comparing 2013 to 2012. Excluding this one customer, other noninterest bearing demand deposit account balances increased during 2013.

165

The following tables set forth the distribution of total deposit accounts, by account type, at the dates indicated.

	December 31,
(dollars in thousands)	2014			2013			2012
			Weighted			Weighted			Weighted
		% of	Average		% of	Average		% of	Average
	Amount	Total	Rate	Amount	Total	Rate	Amount	Total	Rate
Noninterest-bearing demand	$142,727	26%	-%	$89,759	23%	-%	$95,875	30%	-%
Interest-bearing checking	49,988	9	0.24	31,443	8	0.27	26,209	8	0.34
Money market accounts	140,426	25	0.47	96,365	25	0.40	70,856	23	0.55
Savings	31,354	6	0.19	12,496	3	0.34	11,107	4	0.51
Certificates of deposit $100,000 and over	108,904	19	1.20	110,516	29	1.20	77,759	25	1.27
Certificates of deposit under $100,000	80,640	15	0.52	48,370	12	0.72	33,052	10	1.01
Total deposits	$554,039	100%	0.61%	$388,949	100%	0.67%	$314,858	100%	0.85%

As of December 31, 2014 and 2013, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was $108.9 million and $110.5 million, respectively. The following table sets forth the maturity of those certificates at December 31, 2014.

(in thousands)
Three months or less	$18,287
Over three to six months	40,697
Over six to twelve months	44,837
Over one year	5,083
$108,904

Borrowings

Customer deposits remain the primary source we utilize to meet funding needs. Other borrowings used consist of overnight unsecured master notes, overnight securities sold under agreement to repurchase (“repurchase agreements”) and FHLB advances. Our borrowings totaled $67.6 million at December 31, 2014 and $61.7 million at December 31, 2013. Long term borrowing all consisted of FHLB advances. Short-term borrowings are summarized on the following table:

	December 31,
	2014		2013		2012
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Securities Sold Under Agreement to Repurchase & Master Notes
At period end	$24,628	0.12%	$21,658	0.12%	$16,987	0.40%
Average for the year	$17,142	0.12%	$15,697	0.27%	$17,288	0.45%
Maximum month-end balance	$24,628		$24,644		$23,726
Federal Funds Purchased and Short-term Borrowed Funds
At period end	$24,000	0.26%	$24,000	0.43%	$10,000	0.79%
Average for the year	$22,184	0.38%	$12,762	0.57%	$6,468	1.33%
Maximum month-end balance	$31,000		$24,000		$11,000

Short-term borrowing totaled $48.6 million at December 31, 2014 and $45.7 million at December 31, 2013. Securities sold under agreements to repurchase, totaling $23.8 million, consist of overnight electronic sweep products that move customer excess funds from non-interest bearing deposit accounts to an interest bearing repurchase agreement, which is considered a borrowing. Master notes, totaling $0.8 million similarly sweep funds from the Bank’s customer accounts to the Company but do not require pledged collateral. Repurchase agreements sweep funds within the Bank and are secured primarily by pledges of U.S. Government Agency securities, based upon their fair value, as collateral for 100% of the principal and accrued interest of its repurchase agreements. At December 31, 2014 and 2013 there were $23.8 million and $21.7 million, respectively in borrowings under these repurchase agreements. At December 31, 2014 we had seven advances outstanding totaling $24.0 million, of which $11 million were federal funds purchased, and at December 31, 2013 there were 11 advances outstanding totaling $24.0 million in short-term advances outstanding, under borrowings from the FHLB.

166

Total Stockholders’ Equity

Total stockholders’ equity increased by $11.0 million or 22.7% from $48.6 million at December 31, 2013 to $59.6 million at December 31, 2014. The increase in stockholders’ equity is primarily the result of the retention of the earnings in 2014, supplemented by approximately $471 thousand in additional capital resulting from the exercise of warrants. Total stockholders’ equity at December 31, 2014 represents a capital to asset ratio of 8.6%, while the total stockholders’ equity at December 31, 2013 represents a capital to asset ratio of 9.7%. Even though capital levels increased, the overall growth in asset levels resulted in a decline in the capital to asset ratio.

Average Balance and Yields

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

167

	For the years ended December 31,
	2014			2013			2012
	Average	Income	Yield	Average	Income	Yield	Average	Income	Yield
(dollars in thousands)	Balance	/ Expense	/ Rate	Balance	/ Expense	/ Rate	Balance	/ Expense	/ Rate
Earning assets
Loans and leases: [1]
Commercial loans and leases	$108,151	$5,173	4.78%	$92,595	$4,532	4.89%	$80,339	$4,341	5.40%
Commercial real estate	211,674	10,773	5.09	179,023	8,834	4.93	135,284	7,364	5.44
Construction and land	58,889	2,947	5.00	44,276	2,284	5.16	37,830	2,017	5.33
Residential real estate	70,025	3,141	4.49	40,664	1,838	4.52	32,292	1,561	4.83
Consumer	1,778	142	7.97	1,097	59	5.33	1,587	75	4.73
Total loans and leases	450,517	22,176	4.92	357,655	17,546	4.91	287,332	15,358	5.34
Loans held for sale	23,711	880	3.71	958	33	3.44	717	22	3.07
Federal funds sold	25,914	54	0.21	25,338	54	0.21	25,960	55	0.21
Securities: [2]
U.S. Treasury	1,074	-		-	-		-	-
U.S Gov agencies	20,198	20	0.10	16,725	26	0.16	23,947	55	0.23
Mortgage-backed	4,408	133	3.02	245	11	4.56	472	22	4.66
Other investments	2,499	97	3.89	1,825	40	2.20	1,208	25	2.07
Total securities	28,179	250	0.89	18,795	78	0.41	25,627	102	0.40
Total earning assets	528,321	23,360	4.42	402,747	17,711	4.40	339,637	15,537	4.57
Cash and due from banks	6,231			4,861			3,781
Bank premises and equipment, net	11,466			9,855			9,656
Other assets	16,391			14,484			6,429
Less: allowance for credit losses	(4,807)			(2,986)			(3,147)
Total assets	$557,602			$428,961			$356,355
Interest-bearing liabilities
Deposits:
Interest-bearing demand accounts	$35,065	$83	0.24%	$25,866	$69	0.27%	$18,997	$64	0.34%
Money market	116,010	550	0.47	81,345	327	0.40	65,603	362	0.55
Savings	16,535	31	0.19	12,270	42	0.34	11,705	60	0.51
Time deposits $100,000 and over	76,662	921	1.20	60,188	722	1.20	60,605	772	1.27
Other time deposits	95,774	494	0.52	68,894	496	0.72	51,803	521	1.01
Total interest-bearing deposits	340,046	2,079	0.61	248,563	1,656	0.67	208,712	1,779	0.85
Short-term borrowings	39,326	106	0.27	28,459	114	0.40	23,749	163	0.69
Long-term borrowings	19,927	217	1.09	16,521	131	0.79	7,262	64	0.88
Total interest-bearing funds	399,299	2,402	0.60	293,543	1,901	0.65	239,723	2,005	0.84
Noninterest-bearing deposits	105,361			86,727			74,431
Other liabilities and accrued expenses	2,268			974			863
Total liabilities	506,928			381,244			315,017
Shareholders' equity	50,674			47,717			41,338
Total liabilities & shareholders' equity	$557,602			$428,961			$356,355
Net interest rate spread [3]		$20,958	3.82%		$15,810	3.75%		$13,532	3.74%
Effect of noninterest-bearing funds			0.15			0.18			0.25
Net interest margin on earning assets [4]			3.97%			3.93%			3.98%

(1)	Loan fee income is included in the interest income calculation, and non-accrual loans are included in the average loan base upon which the interest rate earned on loans is calculated.
(2)	Available for sale securities and loans held for sale are presented at fair value
(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

168

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the year ended December 31,
	2014 vs. 2013			2013 vs. 2012
	Due to variances in			Due to variances in
(in thousands)	Total	Rates	Volumes [1]	Total	Rates	Volumes [1]
Interest earned on:
Loans and leases:
Commercial loans and leases	$641	$(103)	$744	$169	$(395)	$564
Commercial real estate	1,940	277	1,663	1,470	(687)	2,157
Construction and land	663	(68)	731	267	(66)	333
Residential real estate	1,303	(14)	1,317	276	(102)	378
Consumer	83	29	54	(16)	10	(26)
Loans held for sale	847	3	844	33	(12)	45
Taxable securities	172	90	82	(24)	4	(28)
Federal funds sold	0	(2)	2	(1)	-	(1)
Total interest income	5,649	212	5,437	2,174	(1,249)	3,423

Interest paid on:
Savings deposits	(10)	(18)	8	(18)	(20)	2
Checking plus interest deposits	13	(9)	22	5	(13)	18
Money market accounts	224	59	165	(35)	(98)	63
Time deposit $100,000 and over	199	1	198	(50)	(45)	(5)
Other time deposits	(2)	(140)	138	(24)	(147)	123
Short-term borrowings	(8)	(37)	29	(49)	(68)	19
Long-term borrowing	85	48	37	67	(6)	73
Total interest expense	501	(96)	597	(104)	(397)	293
Net interest earned	$5,148	$308	$4,840	$2,278	$(852)	$3,130

(1)	Change attributed to mix (rate and volume) are included in volume variance.

Comparison of Results of Operations

A comparison between the years ended December 31, 2014 and December 31, 2013 is presented below.

General

Net income available to common stockholders increased $8.5 million, or 472.8%, to $10.3 million for the year ended December 31, 2014 compared to net income of $1.8 million for the year ended December 31, 2013. The increase in net income available to common stockholders was primarily due to a $16.1 million pretax bargain purchase gain associated with the NBRS acquisition, partially offset by increases in non-interest expenses and an increase in the provision for credit losses. For 2014, the dividends paid on preferred stock decreased slightly due to a reduction in the dividend rate in mid-year 2013.

Interest Income

Interest income increased $5.6 million, or 31.9%, to $23.4 million for the year ended December 31, 2014 compared to $17.7 million during the year ended December 31, 2013. The increase was due primarily to a $5.5 million, or 31.2%, increase in interest income on loans. In addition, interest income earned on investment securities increased $172 thousand primarily as a result of balance sheet growth. Income derived from federal funds sold remained unchanged for 2014 versus 2013. The increase in interest income on loans was due to a $92.9 million increase in average loans outstanding for 2014 versus 2013. The yield earned on the loan portfolio remained relatively unchanged, as the average yield on loans was 4.92% for 2014 compared to 4.91% during 2013.

169

Interest Expense

Interest expense increased $501 thousand, or 26.4%, to $2.4 million during the year ended December 31, 2014 from $1.9 million during the prior year. The interest expense increased primarily due to an increase in average interest bearing funds from $293.5 million for 2013 to $399.3 million for 2014, representing an increase in the average interest bearing funds of $105.7 million or 36%. Mitigating the increase in interest expense due to the growth in funds was a decrease in the overall cost of funds for 2014 versus 2013 of five basis points.

Net Interest Income

Net interest income is our largest source of operating revenue. Net interest income is affected by various factors including changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities and maturities. Net interest income is determined by the interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $5.1 million, or 32.6%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in net interest income was primarily due to an increase in interest income driven by our continued balance sheet growth. As noted above, the increase in net interest income was primarily due to increased interest income of $5.6 million, or 31.9%, year over year, while interest expense increased less than $1 million, even with the sizable growth in deposits and borrowings.

Provision for Credit Losses

We establish a provision for credit losses, which is a charge to earnings, in order to maintain the allowance for credit losses at a level we consider adequate to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for credit losses, management considers past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of nonperforming loans. The amount of the allowance is based on estimates and actual losses may vary from such estimates as more information becomes available or economic conditions change. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as circumstances change as more information becomes available. The allowance for credit losses is assessed on a quarterly basis and provisions are made for credit losses as required in order to maintain the allowance.

Based on management’s evaluation of the above factors, we had a provision for credit losses of $3.3 million for 2014 compared to $1.0 million during 2013, an increase of $2.3 million. The $3.3 million provision during 2014 includes both specific amounts for loans that are individually evaluated for impairment as well as additional general provisions for loans that are collectively evaluated, and are influenced by our continued growth in the size of the loan portfolio. The increased provision for 2014 is a result of the growth in the loan portfolio during 2014 and from one large commercial customer that closed their business during the third quarter of 2014 and notified their customers that any remaining commitments under existing contracts would not be completed. While the Bank is pursuing multiple remedies, management deemed it prudent to absorb the full loss. The ratio of nonperforming loans to gross loans decreased from 0.79% at December 31, 2013 to 0.77% at December 31, 2014. One of the Bank’s primary measures of asset quality is the ratio of non-accrual loans, troubled debt restructured loans and other real estate owned (“OREO”) as a percentage of total assets. This asset quality measure for 2014 was 0.97% at December 31, 2014 compared to 1.11% at the end of 2013. Even though nonperforming assets increased to $6.7 million at the end of 2014 compared to $5.6 million at December 31, 2013, the ratio of nonperforming assets to total assets declined given the large asset growth encountered during 2014.

170

Management analyzes the allowance for credit losses as described in the section entitled “Allowance for Credit Losses.” The provision that is recorded is sufficient, in management’s judgment, to bring the allowance for credit losses to a level that reflects the losses inherent in our loan portfolio relative to loan mix, economic conditions and historical loss experience. Management believes, to the best of its knowledge, that all known losses as of the balance sheet dates have been recorded. However, although management uses the best information available to make determinations with respect to the provisions for credit losses, additional provisions for credit losses may be required to be established in the future should economic or other conditions change substantially. In addition, as an integral part of their examination process, the Maryland Commissioner and the FDIC will periodically review the allowance for credit losses. The Maryland Commissioner and the FDIC may require us to recognize additions to the allowance based on their analysis of information available to them at the time of their examination.

Noninterest Income

Noninterest income was $23.3 million for the year ended December 31, 2014 compared to $1.3 million for the year ended December 31, 2013. The two primary reasons for the increase in noninterest income were the bargain purchase gain resulting from the NBRS Financial Bank acquisition and our mortgage banking revenues due to gains on the sales of residential loans. For further information on the $16.1 million bargain purchase gain see Note 2 to our consolidated financial statements. Our focus on building a mortgage banking platform commenced in late 2013, and continued through the first quarter of 2014. Throughout 2014, our mortgage loan originations increased each quarter, with total loans originated with the intent to sell to secondary investors exceeding $300 million for the year. As a result of the origination and subsequent sales of residential mortgage loans in 2014, revenue derived from mortgage banking activities was $4.3 million for 2014 compared to $215 thousand in 2013. Complementing the gains on sale of mortgage loans were loan fees associated with mortgage banking activities, which are included in other operating income. The loan fees realized in 2014 were $1.5 million compared to less than $100 thousand for 2013.

Service charges on deposit accounts, which consist of account activity fees such as overdraft fees and other traditional banking fees, increased $210 thousand or 54.3% during 2014. This increase was due mainly to growth in deposit balances and an increase in overdraft or non-sufficient fees as more customer checks were presented where the funds were insufficient to cover the amount of the check.

The additional amounts under policies added to our BOLI program in December 2013 generated an increase of $95 thousand in income from bank owned life insurance, to $377 thousand during 2014 compared to $282 thousand during 2013.

Noninterest income for 2014 was also impacted by a loss on the sale of investment securities. As a part of the acquisition of NBRS Financial Bank in the fourth quarter of 2014, we acquired their investment portfolio. After a review of the composition of the acquired portfolio, it was determined that the longer term securities held exposed the Company to increased interest rate risk and were not a good fit with the legacy approach toward maintaining a shorter duration portfolio. As a result, during the fourth quarter of 2014 we sold all of the acquired securities, resulting in a loss on the sale of securities of $228 thousand. We did not sell any investment securities in 2013.

Noninterest Expenses

Noninterest expenses increased $10.5 million, or 79.0%, to $23.7 million for the year ended December 31, 2014 compared to the $13.2 million for the year ended December 31, 2013. Late in 2013 and throughout 2014, the Bank expanded its mortgage banking division, expanded into the greater Baltimore, Harford and Cecil markets and added operational staff, facilities and equipment needed to support these initiatives and these growth-related costs are reflected in overall increases in noninterest expense. More than half of this increase in expenditures was in compensation and benefits expenses, which increased by $6.0 million or 81.7% for 2014 versus 2013. 2014 compensation and benefits reflect the full complement of mortgage banking personnel that generated over $300 million in mortgage loans for resale into the secondary market and revenues of $4.3 million, increases in staffing from our organic expansion, and additional staff introduced via acquisitions. We had 216 full time equivalent employees (FTE) at December 31, 2014 compared to 96 FTE at the end of 2013, representing an increase of 118 FTE or 123%. Compensation costs increased $3.4 million while taxes and benefits increased $2.6 million year over year.

171

As would be expected given our balance sheet growth and increases in staffing, we have also increased the number of locations that we utilize, and have experienced a sizable increase in our occupancy costs. Occupancy and equipment expenses during 2014 increased $1.0 million or 54.6% from the prior year due to both the incremental costs of operating additional locations as we continue to expand our presence in the markets we serve and minor increases in rental payments for our existing facilities. As the Bank continues its greater Baltimore expansion we expect to see these costs increase.

Marketing and business development expenses during 2014 increased $1.0 million or 122.7% over the prior year to support sales growth and research initiatives in conjunction with ongoing organic and acquisition growth activities and also our strategic growth initiatives. Approximately $700 thousand of this $1.0 million increase was incurred by mortgage banking activities to generate the origination levels achieved.

Professional fees, which consist primarily of legal, accounting and consulting expenses, increased $618 thousand or 70.0% during 2014 compared to the prior year. This increase was primarily from legal and investment banking fees for the branch acquisition and the FDIC-assisted acquisitions consummated in 2014, as well as ongoing strategic growth initiatives.

Other operating expensed consists mainly of loan-related expenses (including collection costs associated with non-performing assets) and a variety of general expenses such as telephone and data lines, supplies and postage and courier services. In aggregate, these expenses increased $1.8 million year over year. Of the total $1.8 million increase in other operating expenses, nearly $1.0 million of the increase was derived from the development of the mortgage banking infrastructure and operations. Credit reports and appraisals, which are a component of loan-related expenses, increased by approximately $700 thousand when comparing 2014 to 2013. Most of the remainder of the increase in operating cost was due to the dramatic increase in staff and locations, and the resulting increases in expenses such as telephone and data lines, postage, software and physical security costs.

We expect noninterest expenses to be higher in 2015 as we incur merger-related expenses in connection with the pending merger with Patapsco. After the merger is consummated, compensation and benefits and occupancy expenses will be higher due to the branches and personnel acquired in the merger.

Income Tax Expense

Taking into consideration the above-stated changes in net interest income, the provision for credit losses, our noninterest income (particularly the bargain purchase gain) and noninterest expense levels, pretax income increased by $14.3 million from $2.9 million in 2013 to $17.3 million in 2014.

Income tax expense amounted to $6.9 million for year ended December 31, 2014 and $1.0 million for the year ended December 31, 2013, resulting in effective tax rates of 39.7% and 33.4%, respectively. The effective tax rate is influenced by sources of non-taxable income, such as the income from our BOLI program, and also by certain non-deductible expense items relative to pre-tax income. Because of the sizable increase in fully taxable income for 2014, the resulting effective tax rate was much closer to statutory rates than that recorded in 2013.

Comparison of Results of Operations for the Years Ended December 31, 2013 and 2012 is presented below:

General

Net income available to common stockholders increased $791 thousand, or 78.7%, to $1.8 million for the year ended December 31, 2013 compared to net income of $1.0 million in 2012. The increase in net income available to common stockholders was primarily due to an increase in net interest income which continued to benefit from overall decreases in the cost of funding and an increase in noninterest income, partially offset by an increase in the provision for credit losses and noninterest expenses.

Interest Income

Interest income increased $2.2 million, or 14.0%, to $17.7 million for the year ended December 31, 2013 compared to $15.5 million during the year ended December 31, 2012. The increase was due to a $2.2 million, or 14.3%, increase in interest income on loans. Interest income earned on investment securities and income derived from federal funds sold remained relatively unchanged, decreasing $25 thousand for 2013 versus 2012. The increase in interest income on loans was due to a $70.6 million increase in average loans outstanding for 2013 versus 2012. Partially offsetting the additional revenue from the higher levels of loan balances was an overall decrease in the yield earned on the loan portfolio, as the average yield was 4.90% for 2013 compared to 5.34% during 2012.

172

Interest Expense

Interest expense slightly decreased $104 thousand, or 5.2%, to $1.9 million during the year ended December 31, 2013 from $2.0 million during the prior year, as a result of the average lower rates paid on interest-bearing liabilities, partially offset by an increase in the average balance of interest-bearing liabilities. Average interest bearing funds increased by $39.9 million or 19.1% for 2013 versus 2012, while the overall rates paid on these funds decreased from 84 basis points for 2012 to 65 basis points during 2013.

Net Interest Income

Net interest income is our largest source of operating revenue. Net interest income is affected by various factors including changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities and maturities. Net interest income is determined by the interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $2.3 million, or 16.8%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in net interest income was primarily due to an increase in interest income driven by our continued balance sheet growth. As noted above, the increase in net interest income was primarily due to increased interest income of $2.2 million, or 14.0%, for the year ended December 31, 2013 compared to the same period in 2012, while interest expense decreased slightly, even with the growth in deposits and borrowings.

Provision for Credit Losses

We had a provision for credit losses of $950 thousand for 2013 compared to $718 million during 2012, an increase of $232 thousand, or 32.3%. The $950 thousand provision during 2013 includes both specific amounts for loans that are individually evaluated for impairment, and also additional general provisions for loans that are collectively evaluated, and are influenced by our continued growth in the size of the loan portfolio. The increased provision is a result of the growth in the loan portfolio during 2013.The ratio of nonperforming loans to gross loans increased slightly from 0.75% at December 31, 2012 to 0.79% at December 31, 2013. One of the Bank’s primary measures of asset quality is the ratio of non-accrual loans, troubled debt restructured loans and other real estate owned (“OREO”) as a percentage of total assets. This asset quality measure showed continued improvement for 2013 with a ratio of 1.11% as of December 31, 2013 compared to 1.32% at the end of 2012.

Noninterest Income

Noninterest income was $1.3 million for the year ended December 31, 2013 compared to $768 thousand for the year ended December 31, 2012. The two primary reasons for the increase in noninterest income were gain on the sales of loans and earnings derived from our BOLI program. Our heightened focus on mortgage banking activities and broadening the secondary market investor base led to revenue derived from mortgage banking activities of $215 thousand for 2013 compared to $122 thousand in 2012, primarily due to a rise in volume of residential mortgage loans originated and sold. In addition, the Bank initiated a BOLI program in January 2013 that generated $282 thousand of income during 2013; there was no such income in 2012.

Service charges on deposit accounts, which consist of account activity fees such as overdraft fees and other traditional banking fees, increased $65 thousand or 20% during 2013. This increase was due mainly to an increase in overdraft or non-sufficient fees as more customer checks were presented where the funds were insufficient to cover the amount of the check.

Sales of other real estate owned resulted in a net loss of $37 thousand on the sale of one property held in OREO for 2013, compared to a net loss of $131 thousand on the sales of similar properties during 2012. This year over year decrease in the loss recognized resulted in a year over year improvement in noninterest income of $94 thousand.

173

Other operating income, which includes certain loan fees and various transaction-related fees such as wire transfer fees, interchange fees resulting from debit card transactions and ATM usage fees, increased $22 thousand or 4.8% as a result of increased customer activity during 2013 compared to 2012. The increase was primarily due to our having a larger base of deposit customers and balances during 2013, which is the primary source of these transaction related revenues.

Noninterest Expenses

Noninterest expenses increased $2.4 million or 22.3%, to $13.2 million for the year ended December 31, 2013 compared to the $10.8 million for the year ended December 31, 2012. More than half of this increase in expenditures was in compensation and benefits expenses, which increased by $1.3 million or 21.8% for 2013 versus 2012. During 2013 the Bank expanded its mortgage banking team including a highly seasoned executive management member and also additional business development officers focused on our expansion through the greater Baltimore market, in addition to expanded operational, compliance and administrative support staff. We also increased staff during 2013 as we added one branch via acquisition and opened another branch location in Towson, Maryland. In addition to the increased compensation expenses resulting from our increased staff, benefits also increased $293 thousand or 24.3% for 2013 over 2012, partially due to the payroll taxes on the higher number of staff and also due to an increase of $126 thousand or 18.5% in the cost of providing medical insurance.

Occupancy and equipment expenses during 2013 increased $83 thousand or 5.5% from the prior year due to both increases in rental payments for our existing facilities and the incremental costs of operating additional locations as we continue to expand our presence in the markets we serve.

Marketing and business development expenses during 2013 increased $146 thousand or 23.4% over the prior year to support sales growth and research initiatives in conjunction with ongoing internal growth activities and also our strategic growth initiatives.

Professional fees primarily consist of legal, accounting and consulting expenses, increased $348 thousand or 65.1% during 2013 compared to the prior year. This increase was primarily from legal and investment banking fees for the branch acquisition consummated in 2013, and ongoing strategic growth initiatives as mentioned above.

Provision for other real estate owned increased nearly $300 thousand due to a lower valuation on one of our foreclosed properties held. Expenses related to the ongoing maintenance and real estate taxes on these properties decreased slightly for 2013 compared to 2012.

Other operating expenses consist mainly of loan related expenses (including collection costs associated with non-performing assets), and a variety of general expenses such as telephone and data lines, supplies and postage and courier services. In aggregate, these expenses increased $89 thousand or 6.9% year over year. Generally, we have experienced a decline in the costs relating to loan collection activities, as our asset quality has improved, while we have recorded increases in the general expense categories mentioned above due to our growth in staff levels, locations, and customer base.

Income Tax Expense

Taking into consideration the above-stated changes in net interest income, the provision for credit losses, our noninterest income and noninterest expense levels, pretax income increased by $186 thousand or 6.7% from $2.8 million in 2012 to $2.9 million in 2013.

Income tax expense amounted to $984 thousand for year ended December 31, 2013 and $1.1 million for the year ended December 31, 2012, resulting in effective tax rates of 33.4% and 41.3%, respectively. The effective tax rate is influenced by sources of non-taxable income, such as the income from our BOLI program, and also by certain non-deductible expense items relative to pre-tax income.

174

Nonperforming and Problem Assets

Management performs reviews of all delinquent loans and our loan officers contact customers to attempt to resolve potential credit issues in a timely manner. When in the best interests of Howard Bank and the customer, we will do a troubled debt restructure with respect to a particular loan. When not possible, we seek to aggressively move loans through the legal and foreclosure process within applicable legal constraints.

Loans are placed on non-accrual status when payment of principal or interest is 90 days or more past due and the value of the collateral securing the loan, if any, is less than the outstanding balance of the loan. Loans are also placed on non-accrual status if management has serious doubt about further collectability of principal or interest on the loan, even though the loan is currently performing. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed, and further income, if any, is recognized only to the extent received. The loan may be returned to accrual status if the loan is brought current, has performed in accordance with the contractual terms for a reasonable period of time and ultimate collectability of the total contractual principal and interest is no longer in doubt.

The table below sets forth the amounts and categories of our nonperforming assets, which consist of non-accrual loans, troubled debt restructurings and OREO (which includes real estate acquired through, or in lieu of, foreclosure), at the dates indicated.

	December 31,
(in thousands)	2014	2013	2012	2011	2010
Non-accrual loans:
Real estate loans:
Construction and land	$1,144	$-	$432	$-	$-
Residential - First Lien	719	331	442	368	-
Residential - Junior Lien	57	-	-	44
Commercial	-	258	384	1,988	3,601
Commercial and leases	2,015	2,593	1,143	3,229	1,764
Consumer	92	-	-	9	-
Total non-accrual loans	4,027	3,182	2,401	5,638	5,365
Accruing troubled debt restructure loans:
Real estate loans:
Construction and land	-	-	-	-	-
Residential - First Lien	-	-	-	240	-
Residential - Junior Lien	-	-	-	-	-
Commercial	226	-	-	-	-
Commercial and leases	-	-	-	-	285
Consumer	-	-	-	-	-
Total accruing troubled debt restructure loans	226	-	-	240	285
Total non-performing loans	4,253	3,182	2,401	5,878	5,650
Other real estate owned:
Land	595	595	595	595	877
Commercial	1,877	1,782	2,130	1,084	1,941
Residential	-	-	178	206	206
Total other real estate owned	2,472	2,377	2,903	1,885	3,024
Total non-performing assets	$6,725	$5,559	$5,304	$7,763	$8,674
Ratios:
Non-performing loans to total gross loans	0.77%	0.79%	0.75%	2.13%	2.20%
Non-performing assets to total assets	0.97%	1.11%	1.32%	2.40%	2.89%

Of the $4.0 million in non-accrual loans shown for 2014, approximately $3.1 million was from legacy loans, while the additional $0.9 million (which represented the increase over 2013) resulted from our acquisition of NBRS Financial Bank from the FDIC. The performing troubled debt restructure debt of $0.2 million was from a legacy loan organically originated. No OREO was acquired in the NBRS Financial Bank acquisition.

Included in total non-accrual loans at December 31, 2014 above are seven troubled debt restructured (“TDR”) loans totaling $1.0 million that were not performing in accordance with the modified terms, and the accrual of interest has ceased. These TDRs are 6 commercial loans that represent one relationship and one residential first lien credit. Loans 90 days or more past due and still accruing interest at December 31, 2014 consisted of one construction and land loan of $278 thousand, one commercial real estate loan with a balance of $150 thousand, one residential first lien of $158 thousand and three commercial loan with a balance of $571 thousand.

175

Interest income that would have been recorded during the year ended December 31, 2014, 2013 and 2012 if non-accrual loans had been current and in accordance with their original terms was $126 thousand, $116 thousand and $113 thousand, respectively. No interest income was recorded on such loans during these periods.

Under GAAP we are required to account for certain loan modifications or restructurings as TDRs. In general, the modification or restructuring of a debt constitutes a TDR if Howard Bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession, such as a reduction in the effective interest rate, to the borrower that we would not otherwise consider. However, all debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings.

Nonperforming assets amounted to $6.7 million or 0.97% of total assets at December 31, 2014 compared to $5.6 million or 1.11% of total assets at December 31, 2013 and $5.3 million or 1.32% of total assets at December 31, 2012. Total nonperforming assets increased by $1.2 million during 2014 due to an $845 thousand increase in non-accrual loans, a $226 thousand increase in current TDRs and a slight increase OREO of $95 thousand. There was one new OREO property added in 2014.

The composition of our nonperforming loans is further described below:

Non-Accrual Loans:

•	Two construction and land loans totaling $1.1 million, one that includes a specific reserve.
•	Five residential first lien loans totaling $719 thousand. Four of these loans were acquired from NBRS Financial Bank.
•	One residential junior lien totaling $57 thousand.
•	24 Commercial loans totaling $2.0 million. Six with SBA guarantees and where applicable, reserves have been taken to reflect the amount expected to be received once claims are submitted to the SBA.
•	Two consumer loans for $92 thousand.

Trouble Debt Restructure Loans:

•	One commercial loans totaling $226 thousand.

Other Real Estate Owned

Real estate we acquire as a result of foreclosure is classified as OREO. When property is acquired it is recorded at the lower of cost, which is the unpaid balance of the loan less estimated foreclosure costs, or fair value at the date of foreclosure. If there is a subsequent decline in the value of real estate owned, we provide an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal costs. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached up to the property’s net realizable value, then such costs would be charged against income in the current period. We had foreclosed real estate of $2.5 million at December 31, 2014, $2.4 million at December 31, 2013 and $2.9 million at December 31, 2012. Foreclosed real estate at December 31, 2014 consisted of two office condominiums in Prince George’s County, Maryland, several parcels of unimproved land in Baltimore County, Maryland, a commercial building in Carroll County, Maryland, and one commercial building in Sussex County, Delaware.

Classification of Loans

Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as Substandard, Doubtful, or Loss assets. An asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all of the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are required to be designated as Special Mention.

176

We maintain an allowance for credit losses at an amount estimated to equal all credit losses incurred in our loan portfolio that are both probable and reasonable to estimate at a balance sheet date. Our determination as to the classification of our assets is subject to review by the Maryland Commissioner and the FDIC. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations.

The following table sets forth our amounts of classified loans and criticized loans (classified loans and loans designated as Special Mention) at the dates indicated.

	December 31,
(in thousands)	2014	2013	2012
Classified loans:
Substandard	$7,037	$3,182	$2,401
Doubtful	966	-	-
Total classified loans	8,003	3,182	2,401
Special mention	-	-	-
Total criticized loans	$8,003	$3,182	$2,401

At December 31, 2014, total classified loans of $8.0 million consisted of non-accrual loans totaling $4.3 million and accruing TDR loans totaling $3.7 million. At December 31, 2013, total classified loans consisted of $3.2 million of non-accrual loans consisting of $2.6 million in commercial business lines and loans, $331 thousand in residential real estate, and $258 thousand in commercial real estate loans non-owner occupied.

Allowance for Credit Losses

We provide for credit losses based upon the consistent application of our documented allowance for credit loss methodology. All credit losses are charged to the allowance for credit losses and all recoveries are credited to it. Additions to the allowance for credit losses are provided by charges to income based on various factors which, in our judgment, deserve current recognition in estimating probable losses. We regularly review the loan portfolio and make provisions for credit losses in order to maintain the allowance for credit losses in accordance with GAAP. The allowance for credit losses consists primarily of two components:

1)	Specific allowances are established for loans classified as Substandard or Doubtful. For loans classified as impaired, the allowance is established when the net realizable value (collateral value less costs to sell) of the impaired loan is lower than the carrying amount of the loan. The amount of impairment provided for as a specific allowance is represented by the deficiency, if any, between the underlying collateral value and the carrying value of the loan. Impaired loans for which the estimated fair value of the loan, or the loan’s observable market price or the fair value of the underlying collateral, if the loan is collateral dependent, exceeds the carrying value of the loan are not considered in establishing specific allowances for credit losses; and

2)	General allowances established for credit losses on a portfolio basis for loans that do not meet the definition of impaired loans. The portfolio is grouped into similar risk characteristics, primarily loan type and regulatory classification. We apply an estimated loss rate to each loan group. The loss rates applied are based upon our loss experience adjusted, as appropriate, for the qualitative factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions.

The allowance for credit losses is maintained at a level to provide for losses that are probable and can be reasonably estimated. Management’s periodic evaluation of the adequacy of the allowance is based on Howard Bank’s past credit loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

177

A loan is considered past due or delinquent when a contractual payment is not paid on the day it is due. A loan is considered impaired when, based on current information and events, it is probable that Howard Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. The impairment of a loan may be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, Howard Bank’s impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

Our loan policies state that after all collection efforts have been exhausted, and the loan is deemed to be a loss, then the remaining loan balance will be charged to the established allowance for credit losses. All loans are evaluated for loss potential once it has been determined by the Watch Committee that the likelihood of repayment is in doubt. When a loan is past due for at least 90 days or a deterioration in debt service coverage ratio, guarantor liquidity, or loan-to-value ratio has occurred that would cause concern regarding the likelihood of the full repayment of principal and interest, and the loan is deemed not to be well secured, the loan should be moved to non-accrual status and a specific reserve is established if the net realizable value is less than the principal value of the loan balance(s). Once the actual loss value has been determined a charge-off against the allowance for credit losses for the amount of the loss is taken. Each loss is evaluated on its specific facts regarding the appropriate timing to recognize the loss.

The adjustments to historical loss experience are based on our evaluation of several qualitative factors, including:

•	changes in lending policies, procedures, practices or personnel;
•	changes in the level and composition of construction portfolio and related risks;
•	changes and migration of classified assets;
•	changes in exposure to subordinate collateral lien positions;
•	levels and composition of existing guarantees on loans by SBA or other agencies;
•	changes in national, state and local economic trends and business conditions;
•	changes and trends in levels of loan payment delinquencies; and
•	any other factors that management considers relevant to the quality or performance of the loan portfolio.

We evaluate the allowance for credit losses based upon the combined total of the specific and general components. Generally when the loan portfolio increases, absent other factors, the allowance for credit loss methodology results in a higher dollar amount of estimated probable losses than would be the case without the increase. Generally when the loan portfolio decreases, absent other factors, the allowance for credit loss methodology results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

Commercial and commercial real estate loans generally have greater credit risks compared to the one- to four-family residential mortgage loans we originate, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties typically depends on the successful operation of the related business and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy. Actual credit losses may be significantly more than the allowance for credit losses we have established, which could have a material negative effect on our financial results.

178

Generally, we underwrite commercial loans based on cash flow and business history and receive personal guarantees from the borrowers where appropriate. We generally underwrite commercial real estate loans and residential real estate loans at a loan-to-value ratio of 85% or less. Accordingly, in the event that a loan becomes past due and, randomly with respect to performing loans, we will conduct visual inspections of collateral properties and/or review publicly available information, such as online databases, to ascertain property values. We will also obtain formal appraisals on a regular basis even if we are not considering liquidation of the property to repay a loan. It is our practice to obtain updated appraisals if there is a material change in market conditions or if we become aware of new or additional facts that indicate a potential material reduction in the value of any individual property collateral.

For impaired loans, we utilize the appraised value in determining the appropriate specific allowance for credit losses attributable to a loan. In addition, changes in the appraised value of multiple properties securing our loans may result in an increase or decrease in our general allowance for credit losses as an adjustment to our historical loss experience due to qualitative and environmental factors, as described above.

As of December 31, 2014 and 2013, nonperforming loans amounted to $4.3 million and $3.2 million, respectively. The amount of nonperforming loans requiring specific reserves totaled $1.1 million and $1.3 million, respectively, and the amount of nonperforming loans with no specific valuation allowance totaled $3.2 million and $1.9 million, respectively, at December 31, 2014 and December 31, 2013.

Nonperforming loans are evaluated and valued at the time the loan is identified as impaired on a case by case basis, at the lower of cost or market value. Market value is measured based on the value of the collateral securing the loan. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by us. Appraised values may be discounted based on management’s historical experience, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and the client’s business. The difference between the appraised value and the principal balance of the loan will determine the specific allowance valuation required for the loan, if any. Nonperforming loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

We evaluate the loan portfolio on at least a quarterly basis, more frequently if conditions warrant, and the allowance is adjusted accordingly. While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the Maryland Commissioner and the FDIC will periodically review the allowance for credit losses. The Maryland Commissioner and the FDIC may require us to recognize additions to the allowance based on their analysis of information available to them at the time of their examination.

179

The following table sets forth activity in our allowance for credit losses for the twelve months ended:

	December 31,
(in thousands)	2014	2013	2012	2011	2010
Balance at beginning of year	$2,506	$2,764	$3,433	$3,523	$3,508
Charge-offs:
Real estate
Construction and land loans	-	-	-	-	-
Residential first lien loans	-	(183)	(79)	-	-
Residential junior lien loans	-	-	(44)	-	(40)
Commercial owner occupied laons	-	-	-	(1,033)	-
Commercial non-owner occupied loans	(160)	(375)	(268)	-	(100)
Commercial loans and leases	(2,054)	(759)	(1,129)	(562)	(1,585)
Consumer loans	(5)	-	(15)	(21)	(29)
	(2,219)	(1,317)	(1,535)	(1,616)	(1,754)
Recoveries:
Real estate
Construction and land loans	-	-	-	-	-
Residential first lien loans	1	-	-	-	-
Residential junior lien loans	-	-	-	-	-
Commercial owner occupied laons	-	-	-	-	-
Commercial non-owner occupied loans	4	29	63	-	-
Commercial loans and leases	55	80	80	361	135
Consumer loans	-	-	5	1	1
	60	109	148	362	136
Net charge-offs	(2,159)	(1,208)	(1,387)	(1,254)	(1,618)
Provision for credit losses	3,255	950	718	1,164	1,633
Balance at end of year	$3,602	$2,506	$2,764	$3,433	$3,523

Net charge-offs to average loans and leases	0.48%	0.34%	0.48%	0.48%	0.63%

Allocation of Allowance for Credit Losses

The following tables set forth the allowance for credit losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	December 31,
	2014		2013		2012		2011		2010
(dollars in thousands)	Amount	Percent [1]	Amount	Percent [1]	Amount	Percent [1]	Amount	Percent [1]	Amount	Percent [1]
Real estate
Construction and land loans	$174	11.6%	$122	12.6%	$127	11.8%	$174	14.2%	$143	11.9%
Residential first lien loans	272	16.0	200	9.7	204	9.2	111	8.0	16	9.1
Residential junior lien loans	55	3.5	34	2.0	22	2.5	64	3.3	20	3.8
Commercial owner occupied laons	160	20.4	131	22.4	650	19.0	611	16.8	892	18.2
Commercial non-owner occupied loans	562	22.4	541	28.1	505	29.8	197	27.8	124	22.7
Commercial loans and leases	2,366	25.2	1,464	24.9	1,227	27.3	2,233	29.4	2,294	33.8
Consumer loans	13	0.9	14	0.3	29	0.4	43	0.5	34	0.5
Total	$3,602	100.0%	$2,506	100.0%	$2,764	100.0%	$3,433	100.0%	$3,523	100.0%

(1)	Represents the percent of loans in each category to total loans

We measure the historic loss performance based upon the levels of losses incurred in each preceding 24-month period. As is shown in a table above, reflecting the amount of charge-offs per segment, except for one year, commercial loans has been the category with the most credit losses, and thus the allocation of the total allowance at December 31, 2014 reflects this historic loss experience.

180

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the FHLB, principal repayments and the sale of securities available for sale. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Our Asset/Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2014 and December 31, 2013.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of:

•	Expected loan demand;
•	Expected deposit flows and borrowing maturities;
•	Yields available on interest-earning deposits and securities; and
•	The objectives of our asset/liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short-term securities.

The most liquid of all assets are cash and cash equivalents. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2014 and 2013, cash and cash equivalents totaled $24.5 million and $35.7 million, respectively. The decrease for 2014 primarily resulted from the growth in our total loans and the purchase of BOLI outpacing the growth in our deposits and other sources of funds. We used cash and cash equivalents to provide additional funds needed to fund these assets.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our statements of cash flows included in our financial statements.

At December 31, 2014 and 2013, we had $115.3 million and $75.8 million, respectively, in loan commitments outstanding, including commitments issued to originate loans of $64.4 million and $34.5 million at December 31, 2014 and 2013, respectively, and $50.9 million and $41.3 million in unused lines of credit to borrowers at December 31, 2014 and 2013, respectively. In addition to commitments to originate loans and unused line of credits we had $12.4 million and $9.7 million in letters of credit at December 31, 2014 and 2013, respectively. Certificates of deposit due within one year totaled $105.9 million, or 19.1% of total deposits, and $97.4 million, or $25.0% of total deposits, at December 31, 2014 and 2013, respectively. If we did not retain these deposits, we may be required to seek other sources of funds, including loan and securities sales, and FHLB advances. Depending on market conditions, we may be required to pay higher rates on our deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2015. We believe, however, based on historical experience and current market interest rates that we will retain upon maturity a large portion of our certificates of deposit with maturities of one year or less as of December 31, 2014.

Our primary investing activity is originating loans. During the years ended December 31, 2014 and December 31, 2013, cash used to fund net loan growth was $45.6 million and $45.7 million, respectively. During these periods, we purchased $26.3 million and $50.5 million of securities, respectively.

Financing activities consist primarily of activity in deposit accounts and FHLB advances. We experienced a net increase in cash provided from deposits of $2.6 million and $38.8 million, respectively, during the years ended December 31, 2014 and 2013. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. FHLB advances increased to $43 million in 2014 compared to $40 million in 2013. At December 31, 2014, we had the ability to borrow up to a total of $79.1 million based upon our credit availability at the FHLB, subject to collateral requirements.

181

The Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2014 and 2013, the Bank exceeded all regulatory capital requirements. The Bank is considered “well capitalized” under regulatory guidelines. See “– Information About Howard Bancorp, Inc. and Howard Bank – Supervision and Regulation – Howard Bank – Capital Requirements” and the Notes to our Financial Statements.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our customers. These financial instruments are limited to commitments to originate loans and involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks, and management does not anticipate any losses that would have a material effect on us.

Outstanding loan commitments and lines of credit at December 31, 2014 and December 31, 2013 are as follows:

	December 31,
(in thousands)	2014	2013

Unfunded loan commitments	$64,375	$34,464
Unused lines of credit	50,889	41,326
Letters of credit	12,397	9,676

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. We generally require collateral to support financial instruments with credit risk on the same basis as we do for balance sheet instruments. Management generally bases the collateral required on the credit evaluation of the counterparty. Commitments generally have interest rates at current market rates, expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since we expect many of the commitments to expire without being drawn upon, and since it is unlikely that all customers will draw upon their lines of credit in full at any one time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. We evaluate each customer’s credit-worthiness on a case-by-case basis. Because we conservatively underwrite these facilities at inception, we have not had to withdraw any commitments. We are not aware of any loss that we would incur by funding our commitments, lines of credit or letters of credit.

The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2014, December 31, 2013 or December 31, 2012 as a liability for credit loss related to these commitments.

Impact of Inflation and Changing Prices

Our financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

182

INFORMATION ABOUT PATAPSCO BANCORP, INC. AND PATAPSCO BANK

Patapsco was incorporated under the laws of the State of Maryland in November 1995. On April 1, 1996, Patapsco Federal Savings and Loan Association, the predecessor of Patapsco Bank, converted from mutual to stock form and reorganized into the holding company form of ownership as a wholly owned subsidiary of Patapsco.

Patapsco has no significant assets other than its investment in Patapsco Bank. Patapsco is primarily engaged in the business of directing, planning and coordinating the business activities of Patapsco Bank. Accordingly, the information set forth in this joint proxy statement/prospectus with respect to Patapsco, including consolidated financial statements and related data, focuses primarily on Patapsco Bank. In the future, if the merger is not consummated Patapsco may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions. Currently, Patapsco does not maintain offices separate from those of Patapsco Bank or employ any persons other than its officers who are not separately compensated for such service.

Patapsco Bank is a Maryland commercial bank operating through four full-service offices located in Dundalk, Carney, Glen Arm and Baltimore City, Maryland. The primary business of Patapsco Bank is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. Patapsco Bank is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco Bank is subject to the regulations of certain agencies of the federal and state governments and undergoes periodic examination by those agencies.

PATAPSCO BANCORP, INC. – INFORMATION ABOUT DIRECTORS TO BE APPOINTED TO HOWARD BANCORP’S BOARD OF DIRECTORS

As discussed above, current Patapsco directors Thomas P. O’Neill and Gary R. Bozel are expected to be appointed to the board of directors of Howard upon closing of the merger pursuant to the merger agreement. This section provides certain information about Messrs. O’Neill and Bozel with respect to their positions as directors of Patapsco. As used in this section, the words “we,” “us” and “our” are references to Patapsco Bancorp, Inc.

Director Compensation

The following table summarizes the compensation paid (or accrued) to Messrs. O’Neill and Bozel for their service as directors of Patapsco during our fiscal year ended June 30, 2014.

Director Compensation

Name	Fees Earned or Paid in Cash/Total ($)
Thomas P. O’Neill	45,530
Gary R. Bozel	23,500

Please see “Other Matters To Be Voted On At The Patapsco Bancorp, Inc. Annual Meeting, Item 2 – Election of Directors – Corporate Governance and Board Matters – Director Compensation” for a discussion of the fees Patapsco pays to its board members for service on the board of directors.

Certain Relationships and Related Person Transactions

Patapsco Bank offers loans to its directors and officers. Under current law, Patapsco Bank’s loans to directors and executive officers are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, all loans to such persons must be approved in advance by a disinterested majority of the board of directors. All loans made by Patapsco Bank to its directors and executive officers and members of their immediate families were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Patapsco Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. Furthermore, all loans to such persons must be approved in advance by a disinterested majority of the board of directors.

183

PATAPSCO BANCORP, INC. – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Patapsco’s results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans, investment securities, and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits, advances from the FHLB and junior subordinated debentures. The net interest income earned on average interest-earning assets (“net interest margin”) and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on net interest income. Patapsco’s net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan and deposit flows. Patapsco, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, Patapsco’s results of operations are also affected by the amount of its noninterest income, including loan fees and service charges, and levels of noninterest expense, which consists principally of compensation and employee benefits, insurance premiums, professional fees, equipment expense, occupancy costs, advertising, data processing and other operating expenses.

Patapsco’s operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in Patapsco’s market area.

Critical Accounting Policies

Patapsco’s consolidated financial statements are prepared in accordance with accounting principles GAAP and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. These estimates, assumptions and judgments are necessary when financial instruments are required to be recorded at fair value or when the decline in the value of an asset carried on the balance sheet at historic cost requires an impairment write-down or a valuation reserve to be established.

The allowance for loan losses (“allowance”) represents an amount, that in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principles of accounting: (1) ASC Topic 450, “Contingencies,” that requires losses to be accrued when their occurrence is probable and estimable, and (2) ASC Topic 310,”Receivables,” that requires losses be accrued when it is probable that the lender will not collect all principal and interest when due under the original terms of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of the current economic environment and other qualitative factors that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan losses that is recorded as a current period expense.

184

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated non-homogeneous credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, the quality of the risk identification system and credit administration and local and national economic trends.

In accordance with the provisions of ASC Topic 310, Patapsco determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that Patapsco will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of insignificant delay in payment if Patapsco expects to collect all amounts due, including past-due interest. Patapsco generally considers a period of insignificant delay in payment to include delinquency up to and including 90 days. ASC Topic 310 requires that impairment be measured through a comparison of the loan’s carrying amount to the present value of its expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

ASC Topic 310 is generally applicable for all loans except large groups of smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and commercial business loans. In addition, impaired loans are generally loans which management has placed in non-accrual status since loans are placed in non-accrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due.

Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of the probable losses in the loan and lease portfolio can vary significantly from losses that actually occur.

Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

Marketable equity securities and debt securities that Patapsco has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. As Patapsco does not engage in securities trading, the balance of its marketable equity securities and debt securities are classified as available-for-sale. Securities available for sale are acquired as part of Patapsco’s asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available for sale are carried at fair value, with unrealized gains or losses based on the difference between amortized cost and fair value, reported net of deferred tax, as accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Realized gains and losses, using the specific identification method, are included as a separate component of non-interest income. Related interest and dividends are included in interest income.  Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value through either a charge to earnings or recognized in other comprehensive income depending upon the nature of the loss. Management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Other factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency or a significant deterioration in the financial condition of the issuer. See Note 1 of Patapsco’s Consolidated Financial Statements for a further explanation.

185

Deferred income taxes are reported for temporary differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the consolidated financial statements carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution’s income tax returns. Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by GAAP, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, Patapsco recorded a valuation allowance of $603,000 at March 31, 2015 (unaudited), $997,000 at June 30, 2014 and $2.4 million at June 30, 2013. The deferred tax asset balance was $873,000, $1.1 million and $37,000 at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively.

186

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to Patapsco’s average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from daily balances.

The table also presents information for the periods indicated with respect to the institution’s net interest margin, which is net interest income divided by the average balance of interest-earning assets. This is an important indicator of commercial bank profitability. The net interest margin is affected by yields on interest-earning assets, the costs of interest-bearing liabilities and the relative amounts of interest-earning assets and interest-bearing liabilities. Another indicator of an institution’s net interest income is the interest rate spread or the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

	Nine Months Ended March 31,
	2015 (Unaudited)			2014 (Unaudited)
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans receivable, including fees (1)	$168,106	$5,910	4.62%	$162,605	$6,108	4.94%
Investment securities (2)	41,166	673	2.18	48,895	684	1.86
Short-term investments and other interest-earning assets	7,122	12	0.22	8,235	13	0.21
Total interest-earning assets	216,394	6,595	4.01	219,735	6,805	4.07
Noninterest-earning assets	11,560			9,142
Total assets	$227,954			$228,877
Interest-bearing liabilities:
Deposits (3)	$176,021	874	0.66	$185,753	1,047	0.75
Short-term borrowings	3,321	5	0.21	1,697	2	0.18
Long-term borrowings	19,000	310	2.14	15,113	299	2.60
Total interest-bearing liabilities	198,342	1,189	0.79	202,563	1,348	0.88
Noninterest-bearing liabilities	13,452			12,492
Total liabilities	211,794			215,055
Total equity	16,160			13,822
Total liabilities and equity	$227,954			$228,877
Net interest income		$5,406			$5,457
Interest rate margin			3.33%			3.31%
Net interest spread			3.22%			3.19%
Ratio of average interest-earning assets to average interest-bearing liabilities			109.10%			108.48%

(1) Includes nonaccrual loans.

(2)	Includes investments required by law.
(3)	Includes escrow accounts.

187

	Year Ended June 30,
	2014			2013			2012
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
			(Dollars in thousands)
Interest-earning assets:
Loans receivable, including fees (1)	$161,916	$8,086	4.99%	$166,198	$9,310	5.60%	$183,902	$10,306	5.60%
Investment securities (2)	48,908	938	1.92	47,577	773	1.62	42,075	969	2.30
Short-term investments and other interest-earning assets	9,079	20	0.22	17,287	35	0.20	20,104	46	0.23
Total interest-earning assets	219,903	9,044	4.11	231,062	10,118	4.38	246,081	11,321	4.60
Noninterest-earning assets	8,343			9,283			10,863
Total assets	$228,246			$240,345			$256,944
Interest-bearing liabilities:
Deposits (3)	$185,112	1,373	0.74	$200,517	1,627	0.81	$216,801	2,409	1.11
Short-term borrowings	1,274	2	0.16	—	—	—	—	—	—
Long-term borrowings	16,082	401	2.49	14,000	560	4.00	14,599	682	4.67
Total interest-bearing liabilities	202,468	1,776	0.88	214,517	2,187	1.02	231,400	3,091	1.34
Noninterest-bearing liabilities	11,810			12,057			11,657
Total liabilities	214,278			226,574			243,057
Total equity	13,968			13,771			13,887
Total liabilities and equity	$228,246			$240,345			$256,944
Net interest income		$7,268			$7,931			$8,230
Interest rate margin			3.31%			3.43%			3.34%
Net interest spread			3.24%			3.36%			3.26%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.61%			107.71%			106.34%

(1)	Includes nonaccrual loans.
(2)	Includes investments required by law.
(3)	Includes escrow accounts.

188

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of Patapsco for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior year’s rate); and (ii) changes in rate (changes in rate multiplied by the prior year’s volume). Combined rate/volume variances, a third element of the calculation, are allocated to the volume and rate variances based on their relative size.

	Nine Months Ended March 31,
	2015 (Unaudited)	vs.	2014 (Unaudited)
	Increase (Decrease) Due to
	Volume	Rate	Total
	(In thousands)
Interest income:
Loans receivable, including fees (1)	$(152)	$(45)	$(197)
Investment securities	(14)	3	(11)
Short-term investments and other interest-earning assets	(2)	1	(1)
Total change in interest income	(168)	(41)	(209)

Interest expense:
Deposits (2)	(138)	(34)	(172)
Short-term borrowings	3	-	3
Long-term borrowings	13	(2)	11
Total change in interest expense	(122)	(36)	(158)

Change in net interest income	$(46)	$(5)	$(51)

(1)	Includes impact of non-accrual loans.
(2)	Includes interest-bearing escrow accounts.

Comparison of Financial Condition at March 31, 2015 (Unaudited), June 30, 2014 and 2013

General. Total assets decreased by $10.1 to $220.6 million at March 31, 2015 compared to $230.7 million at June 30, 2014 and $230.8 million at June 30, 2013. The loans receivable increased during the year but was offset in the decline in investment securities and cash.

Loans Receivable. Gross loans receivable increased by $9.4 million, or 5.8%, to $172.4 million at March 31, 2015 compared to $162.9 million at June 30, 2014 and $158.3 million at June 30, 2013. Patapsco focused its efforts on loans secured by real estate especially residential real estate. Residential mortgage loans increased by $13.7 million and construction loans increased by $2.0 million, whereas commercial mortgage loans decreased by $2.1 million and commercial loans decreased by $2.9 million. The overall increase in the loan portfolio reflects better loan demand during the year, however Patapsco continues to experience a high level of early pay-offs.

189

The following table sets forth selected data relating to the composition of Patapsco’s loan portfolio by type of loan at the dates indicated. At March 31, 2015 and June 30, 2014, Patapsco had no concentrations of loans exceeding 10% of gross loans other than as disclosed below:

	At March 31,	At June 30,
	2015	2014		2013		2012		2011		2010
	(Unaudited)	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
(Dollars in thousands)
Real Estate Loans:
Residential	$84,519	$70,854	43.48%	$58,947	37.23%	$62,462	35.15%	$56,137	29.93%	$65,106	32.23%
Commercial	45,102	47,158	28.94	45,376	28.66	53,974	30.37	56,388	30.07	46,940	23.23
Construction	4,507	2,542	1.56	7,293	4.61	9,038	5.09	12,300	6.56	17,216	8.52
Consumer Loans:
Home Improvement	1,031	1,576	0.97	2,628	1.66	3,960	2.23	7,111	3.79	9,616	4.76
Home Equity	4,644	5,357	3.29	5,246	3.31	5,222	2.94	5,663	3.02	5,767	2.85
Other Consumer	287	302	0.19	658	0.42	921	0.52	198	0.11	274	0.14
Commercial Loans:
Commercial Loans	32,276	35,154	21.57	38,171	24.11	42,122	23.70	49,743	26.52	57,105	28.27
Gross Loans	172,366	162,943	100.00%	158,319	100.00%	177,699	100.00%	187,540	100.00%	202,024	100.00%
Less:
Deferred Origination Fees, net of costs	333	331		276		270		392		266
Unearned Interest Consumer loans	32	54		103		185		330		567
Unearned Interest Commercial leases	—	—		—		21		198		667
Purchase Accounting Premium	(55)	(66)		(87)		(113)		(144)		(172)
Allowance for Loan Losses	2,573	2,944		3,012		3,741		4,194		3,527
Net Loans	$169,483	$159,680		$155,015		$173,595		$182,570		$197,169

190

The following table sets forth certain information at June 30, 2014 regarding the dollar amount of selected loan types maturing or repricing in Patapsco’s portfolio. The table does not include any estimate of prepayments that may significantly shorten the average life of all loans and cause Patapsco’s repayment experience to differ from that shown below.

		Due After
	Due in One	1 Through	Due After
(In thousands)	Year or Less	5 Years	5 Years	Total
Construction loans	$2,482	$60	$—	$2,542
Commercial loans	3,755	9,816	21,583	35,154
Total	$6,237	$9,876	$21,583	$37,969

The following table sets forth at June 30, 2014 the dollar amount of the above loans that may reprice or are due one year or more after June 30, 2014 that have predetermined interest rates and have floating or adjustable interest rates.

		Floating or
(In thousands)	Predetermined Rates	Adjustable Rates	Total

Construction	$60	$—	$60
Commercial	20,678	10,721	31,399
Total	$20,738	$10,721	$31,459

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments.

Investment Securities. Total investment securities decreased $15.1 million, or 32.5%, as Patapsco received proceeds from called agency securities and principal pay downs on its mortgage-backed securities and collateralized mortgage obligations during the nine months ended March 31, 2015. U.S. government agency securities decreased by $11.1 million, or 53.4%, to $9.8 million at March 31, 2015 from $20.9 million at June 30, 2014. Collateralized mortgage obligations, all of which are issued by U.S. Government agencies, decreased by $2.6 million, or 12.7%, to $18.0 million at March 31, 2015 from $20.6 million at June 30, 2014. Mortgage-backed securities, which were also all issued by U.S. Government agencies, decreased by $380,000, or 13.9% in the nine months ended March 31, 2015. Corporate bonds decreased by $1.0 million during the nine months ended March 31, 2015. Stock in the FHLB and the Federal Reserve Bank remained constant and is calculated based on the membership requirements of these organizations. Patapsco did not own U.S. Agency common or preferred stock as of March 31, 2015 or at June 30, 2014.

191

The following table sets forth the carrying value of Patapsco’s investments at the dates indicated.

	At March 31,	At June 30,
	2015	2014	2013	2012
(In thousands)	(Unaudited)	(In thousands)
Securities available for sale, at fair value:
Corporate bonds	$—	$1,001	$1,930	$2,592
U.S. Government agencies	1,008	986	966	7,988
Mortgage-backed securities, residential	2,349	2,729	5,314	10,410
Collateralized mortgage obligations, agencies	17,949	20,558	16,856	20,134
Total securities available for sale	21,306	25,274	25,066	41,124
Securities held to maturity, at cost
U.S. Government and agency securities	8,744	19,962	25,046	—
Investments required by law, at cost:
FHBL stock	799	837	692	887
Federal Reserve Bank of Richmond stock	640	600	596	512
Total investments required by law, at cost	1,439	1,437	1,288	1,399
Total investments	$31,489	$46,637	$51,400	$42,523

192

The following table sets forth the scheduled maturities, amortized cost, fair values and average yields for Patapsco’s investment portfolio at March 31, 2015 (unaudited):

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Fair	Average
(Dollars in thousands)	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Value	Yield

Securities available for sale:
Mortgage-backed securities, residential	$–	–%	$–	–%	$825	1.94%	$1,499	1.01%	$2,324	$2,349	1.34%
Collateralized mortgage obligations					2,251	1.62	15,561	2.06	17,812	17,949	2.01
U.S. Government agencies							1,000	2.00	1,000	1,008	2.00
Corporate securities
Securities held to maturity:
U.S. Government agencies							8,744	2.29	8,744	8,753	2.29
Investments required by law							1,439	5.02	1,439	1,439	5.02
Total	$-	–%	$–	–%	$3,076	1.71%	$28,243	2.23%	$31,319	$31,498	2.18%

193

Deposits. Total deposits decreased by $11.2 million, or 5.8% to $182.8 million at March 31, 2015 from $194.0 million at June 30, 2014 as management maintained deposit rates during the year. An increase in savings accounts of $448,000 was more than offset by a decrease in certificates of deposit of $6.4 million, money market accounts of $4.1 million, non-interest bearing checking accounts of $1.0 million and NOW checking of $99,000. Patapsco customers’ preference for more liquid deposit products in the face of declining rates caused the decline in certificates of deposit. Patapsco Bank did not have any brokered deposits at March 31, 2015 or at June 30, 2014.

The following table sets forth deposit balances by type as of the dates indicated.

	At March 31,	At June 30,
	2015	2014		2013		2012
(Dollars in thousands)	(Unaudited)	Balance	% Total	Balance	% Total	Balance	% Total
Savings accounts	$19,023	$18,575	9.57%	$18,087	8.97%	$18,174	8.06%
NOW checking	18,462	18,561	9.57	20,016	9.93	18,641	8.27
Money market	79,535	83,681	43.12	84,004	41.68	93,678	41.56
Certificates of deposits .	54,320	60,744	31.30	68,577	34.02	83,248	36.93
Interest-bearing deposits	171,340	181,561	93.57	190,684	94.61	213,741	94.82
Noninterest-bearing checking	11,461	12,485	6.43	10,865	5.36	11,672	5.18
Total	$182,801	$194,046	100.00%	$201,549	100.00%	$225,413	100.00%

The following table sets forth the average balances based on daily balances and interest rates for various types of deposits for:

	Nine Months Ended March 31,		Year Ended June 30,
	2015	2014	2014		2013		2012
			Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
(Dollars in thousands)	(Unaudited)
Savings accounts	$18,757	$17,435	$17,718	0.11%	$17,528	0.10%	$17,280	0.36%
NOW checking	18,109	19,083	19,092	0.16	19,619	0.14	17,454	0.23
Money market	81,667	83,074	83,170	0.42	88,629	0.42	95,210	0.72
Certificates of deposits	57,488	65,808	64,867	1.62	74,741	1.62	86,857	1.87
Noninterest-bearing checking	11,014	10,522	10,583	—	10,336	—	9,799	—
Total	$187,035	$195,922	$195,430		$210,853		$226,600

The following table indicates the amount of Patapsco’s certificates of deposit of $100,000 or more by time remaining until maturity as of March 31, 2015. At such date, these deposits represented 9.5% of total deposits and had a weighted average rate of 1.76%.

Maturity Period	Certificates of Deposit
(In thousands)

Three months or less	$6,726
Over three through 6 months	1,583
Over six through 12 months	649
Over 12 months	8,256
Total	$17,214

Borrowings. Patapsco’s long-term borrowings remained constant at $14.0 million at March 31, 2015 and June 30, 2014. Management utilized the funding available from the FHBL to lock in an attractive rate on a long term borrowing which was lower than the rates offered to its certificate of deposit customers.

194

The following table sets forth certain information regarding borrowings, excluding junior subordinated debt, as of or for the period indicated:

	At or For the Nine Months Ended March 31,		At or For the Year Ended June 30,
	2015	2014	2014	2013	2012
	(Unaudited)
(Dollars in thousands)

Amounts outstanding at end of period:
Federal Home Loan Bank advances	$14,000	$14,000	$14,000	$9,000	$9,000

Weighted average rate at end of period:
Federal Home Loan Bank advances	2.14%	2.14%	2.14%	3.03%	3.69%
Maximum amount of borrowings outstanding at any month end:
Federal Home Loan Bank advances	$19,000	$14,000	$14,000	$9,000	$12,000

Approximate average borrowings outstanding with respect to:
Federal Home Loan Bank advances	$17,321	$11,810	$12,356	$9,000	$9,598
Weighted average rate for the year ended June 30, on:
Federal Home Loan Bank advances	1.66%	2.42%	2.60%	3.24%	3.74%

Comparison of Operating Results for the Nine Months Ended March 31, 2015 and 2014 (Unaudited)

Patapsco recorded net income available to common stockholders of $186,000 for the nine months ended March 31, 2015 compared to net income of $533,000 for the nine months ended March 31, 2014. The net income available to common stockholders in the current year decreased due to merger and capital raising costs of $445,000 being expensed during the current period as compared to no similar expense for the prior year.

Net Interest Income. Patapsco’s net interest income decreased $52,000 from $5.5 million in the nine months ended March 31, 2014 to $5.4 million in nine months ended March 31, 2015 as the average interest-earning asset decrease of $3.3 million, or 1.5%, to $216.4 million had a greater effect than the net interest margin which increased by two basis points from 3.31% in the nine months ended March 31, 2014 to 3.33% in nine months ended March 31, 2015.

The increase in the net interest margin was primarily due to the decrease in yields on earning assets being less than the decrease in the cost of funds. The impact of the shift in asset mix from short-term investments to loans lessened the declines in yields/rates on interest-earning assets, however was not able to overcome the decline in market interest rates.

Interest Income. Total interest income decreased by $210,000 or 3.1% to $6.6 million for the nine months ended March 31, 2015 compared to $6.8 million in nine months ended March 31, 2014. This decrease was due to a six basis point decline in yield and a decrease in average interest-earning assets. Average interest earning assets decreased by $3.3 million, or 1.5%, and was driven by a $7.7 million, or 15.8%, decrease in the average investment portfolio and $1.1 million decrease in cash equivalent investments offset slightly by an increase of $5.5 million, or 3.4%, in the average loan balances. Loan demand improved throughout 2015, consistent with the economy’s improvement from the previous recession. The decrease in investment securities is a function of greater loan demand.

Interest Expense. Total interest expense decreased $159,000 from $1.3 million in the nine months ended March 31, 2014 to $1.2 million in the nine months ended March 31, 2015 as the average rate paid on interest bearing liabilities decreased nine basis points from 0.88% in nine months ended March 31, 2014 to 0.79% in nine months ended March 31, 2015. Total average interest-bearing liabilities decreased $4.2 million, or 2.1%, from $202.6 million in the nine months ended March 31, 2014 to $198.3 million in the nine months ended March 31, 2015.

The decline in the rate paid on interest-bearing liabilities was due to the decrease in market rates as maturing certificates of deposit were replaced with lower cost funds and money market deposit rates reset lower as competition for deposits continued to moderate during nine months ended March 31, 2015.

195

Deposits averaged $187.0 million in the nine months ended March 31, 2015, an $8.9 million, or 4.5%, decrease versus $195.9 million in the nine months ended March 31, 2014. Certificates of deposits declined $8.3 million on average, or 12.6%, as customers exhibited a preference for more liquid deposits. The average balance of money market deposits declined by $1.5 million, or 1.8%. The average balance of interest checking declined by $974,000 and savings products increased $1.3 million in the nine months ended March 31, 2015 as compared to the same period in 2014.

Interest expense on borrowings increased $14,000 to $315,000 in the nine months ended March 31, 2015 compared to $301,000 in the nine months ended March 31, 2014 due to the increase in average balances of $5.5 million, or 32.8%, in 2015. The average rate paid on borrowings decreased 51 basis points in the nine months ended March 31, 2015 from the nine months ended March 31, 2014.

Provision for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The method utilized for the determination of the allowance is described in “Critical Accounting Policies” above and in Note 1 of Patapsco’s Consolidated Financial Statements.

There was no provision for loan losses during the nine months ended March 31, 2015 and 2014. Patapsco’s outstanding loans receivable, gross increased by $9.4 million during the nine months ended March 31, 2015 to $172.4 million as compared to $162.9 million at June 30, 2014. Non-performing loans decreased by $1.1 million to $2.1 million at March 31, 2015 as compared to $3.1 million at June 30, 2014. Patapsco Bank’s historical loss ratios improved during the nine months ended March 31, 2015 as the net loans charged off during this period as compared to $68,000, $730,000, $3.5 million, $2.1 million and $3.2 million for the fiscal years of 2014, 2013, 2012, 2011 and 2010, respectively. Management continued its aggressive actions to reduce problem loans and recognize the losses in the portfolio as deemed necessary. Patapsco’s allowance for loan losses as a percentage of total loans was 1.50% as of March 31, 2015 versus 1.81% at June 30, 2014. Patapsco’s allowance for loan losses as a percentage of nonperforming loans was 124.3% at March 31, 2015 as compared to 93.5% at June 30, 2014. Setting the allowance at this level takes into consideration that 99% of non-performing loans are collateralized by real estate at March 31, 2015. In consideration of the appropriate level for the allowance for loan losses, downward adjustments were made to values established by real estate appraisals, where warranted, taking into consideration the age of the appraisal and the nature of the collateral. These adjusted appraisal values, which required management’s judgment, were used to develop estimated losses and related specific loss reserves within the allowance for loan losses. Patapsco has concluded, after a thorough analysis of the nonperforming loan portfolio, watch list loans, delinquencies and other factors, that the allowance is adequate at March 31, 2015.

Patapsco has integrated the general portion of the allowance for loan losses into each individual loan category. Beyond the amounts allocated based on historical experience and risk rated loans requiring a specific reserve, the general portion of the allowance is intended to reflect uncertainty created by the local housing market and the recessionary economic environment. The general portion of the allowance has been developed based on the grading of qualitative factors of each segment of the loan portfolio. These factors are weighted to arrive at a severity factor that determines the level of the general allowance as a percentage of the allocated allowance. If circumstances differ materially from the assumptions used in determining the allowance, future adjustments to the allowance may be necessary and results of operations could be affected. Because events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

196

The following table shows the activity in the allowance for loan losses in the periods indicated:

	Nine Months Ended March 31,
	2015	2014
	(Dollars in thousands) (Unaudited)

Balance at beginning of period	$2,944	$3,012
Loans charged off:
Commercial Real Estate	93	521
Commercial loans	328	1
Consumer	16	130
Total charge-offs	437	652
Recoveries:
Commercial Real Estate	—	425
Commercial loans	16	39
Consumer	50	56
Total recoveries	66	20
Net loans charged off	371	132
Provision for loan losses	—	—
Balance at end of period	2,573	2,880
Ratio of net charge-offs to average loans outstanding during the period	0.22%	0.08%
Ratio of allowance to non-performing loans	124.3%	89.7%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of March 31, 2015		As of June 30, 2014
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Real estate mortgage:		(Dollars in thousands)
Residential	$115	49.0%	$101	43.5%
Commercial	499	26.2	758	28.9
Construction	185	2.6	104	1.6
Consumer	146	3.5	158	4.4
Commercial Business	1,098	18.7	1,502	21.6
Unallocated	530	—	321	—
Total allowance for loan losses	$2,573	100.00%	$2,944	100.00%

197

The following table sets forth information with respect to Patapsco’s nonperforming assets at the dates indicated.

	At March 31, 2015	At June 30, 2014

Loans accounted for on a non-accrual basis: (1)	(Dollars in thousands)
Real estate:
Residential	$74	$77
Commercial	698	622
Construction	—	—
Consumer	6	3
Commercial Loan	1,292	2,445
Total	2,070	3,147

Accruing loans which are contractually past due 90 days or more	—	—
Total nonperforming loans	2,070	3,147

Other nonperforming assets (2)	984	1,550
Total nonperforming assets	$3,054	$4,697
Nonperforming loans to total loans	1.20%	1.94%
Nonperforming assets to total assets	1.39%	2.04%
Troubled debt restructurings (3)	$3,545	$3,653

(1)	Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management’s assessment of the collectability of the loan.
(2)	Other nonperforming assets represent property and equipment acquired by Patapsco through foreclosure or repossession.
(3)	Troubled debt restructurings accounted for on a non-accrual basis total $686,000 and $739,000 at March 31, 2015 and June 30, 2014, respectively and are also included in total non-performing loans above.

The following table reflects the activity in non-performing loans for the nine months ended March 31, 2015(in thousands):

Balance June 30, 2014	$3,147
Added to non-accrual during the year	323
Paid off/down	(1,016)
Brought to accrual status	—
Transferred to real estate acquired through foreclosure	—
Charged-Off	(385)
Net change in non-accrual consumer and residential mortgages, and all other	1
Balance March 31, 2015	$2,070

At March 31, 2015, nonaccrual commercial real estate loans totaled $698,000 and included two mixed use commercial mortgage loans and two investor property loans. Nonaccrual commercial loans totaled $1.3 million and included the following: an $889,000 loan supporting a borrower’s various business interests including commercial properties and three other commercial loans totaling $403,000.

During the nine months ended March 31, 2015 and 2014, Patapsco did not restructure any loans. Restructured loans are subject to periodic credit reviews to determine the necessity and adequacy of a specific loan loss allowance based on the collectability of the recorded investment in the restructured loan.

As of March 31, 2015, there were six loans that represented troubled debt restructures with an outstanding balance of $3.5 million. Of these troubled restructure loans: three loans with a total balance of $2.8 million were performing in accordance with the restructured terms of the loan, whereas the remaining three loans were being accounted for on a non-accrual status: two commercial real estate loans with a carrying value totaling $586,000 and a $100,000 commercial loan. Three forbearance agreements were negotiated during fiscal year 2009; one was negotiated during fiscal year 2010 and modified during fiscal year 2011, while the remaining two were negotiated in fiscal year 2011 and modified during the current fiscal year.

There are forbearance agreements on all loans currently classified as troubled debt restructures. The terms of these forbearance agreements vary whereby principal payments have been decreased, interest rates have been reduced, and/or the loan will be repaid as collateral is sold.

198

In addition, Patapsco has modified other loans that were not considered troubled debt restructurings. In many cases, these restructurings involved adding a limited number of delinquent payments to the principal balance of the loan and either re-amortizing the loan or extending the term by a like number of payments with no change in the interest rate. In most cases these restructurings were caused by temporary events that have since passed and the restructuring has allowed the borrower to meet the monthly payment, whereas they would have had difficulty making up the delinquent payments without the modifications. These types of restructurings have drastically decreased in the current year versus last year. Patapsco has had no loans restructured into multiple new loans.

During the nine months ended March 31, 2015, the amount of interest that would have been recorded on non-accrual and restructured loans at March 31, 2015 had the loans performed in accordance with their original terms was approximately $416,000. The amount of interest actually recorded during the nine months ended March 31, 2015 was $179,000.

At March 31, 2015, Patapsco had no loans not classified as nonaccrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may subsequently result in disclosure as nonaccrual, 90 days past due or restructured.

Noninterest Income. Patapsco’s noninterest income generally consists of deposit fees, service charges, fees on the sale of annuities and investment products, and gains and losses on sales of securities and loans. Total non-interest income decreased by $3,000, or 0.7%, to $429,000 during the nine months ended March 31, 2015 from $432,000 during the nine months ended March 31, 2014. Fees and service charges decreased by $54,000, or 14.7%, to $313,000 during the nine months ended March 31, 2015 from $367,000 in the nine months ended March 31, 2014. During the nine months ended March 31, 2015, security gains increased $5,000 in the nine months ended March 31, 2014. Other non-interest income increased by $46,000 to $111,000 in the nine months ended March 31, 2015 compared to $65,000 in the nine months ended March 31, 2015 due to the purchase of additional bank owned life insurance.

Noninterest Expense. Patapsco’s total noninterest expense decreased $90,000, or 1.8%, to $5.0 million during the nine months ended March 31, 2015, as compared to $5.1 million in the nine months ended March 31, 2014. Compensation and benefit expense were $70,000 lower in 2015 due to a reduction in staff. Professional fees increased by $177,000 during the nine months ended March 31, 2015 as compared to the same period ended March 31, 2014 due to the recognition of costs related to the upcoming merger of $448,000. The provision for losses on and costs associated with real estate acquired through foreclosure decreased by $259,000 as compared to the prior year due to less provision for losses being provided in the current year. Other non-interest expenses increased by $98,000 primarily due to an increase of $69,000 in costs associated with collection and foreclosure activity.

Income Tax Provision. Patapsco recorded a tax provision of $134,000 in the nine months ended March 31, 2015, compared to no expense for the same period in 2014. The tax expense in the current year was due to a change in the components that comprise the deferred tax asset, more specifically the decrease in allowance for loan losses and real estate owned. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. Based on the available evidence, Patapsco recorded a valuation allowance of $603,000 at March 31, 2015. Subsequent to recording this valuation allowance the deferred tax asset balance was $1.1 million and $37,000 at June 30, 2014 and 2013, respectively. In future periods, any pre-tax losses will most likely have no related tax benefit. Furthermore, future pre-tax income will most likely not have any related tax expense until the valuation allowance is fully reversed. Refer to Note 9 of Patapsco’s Consolidated Financial Statements for a further discussion.

Comparison of Operating Results for the Years Ended June 30, 2014 and 2013

Patapsco recorded net income available to common stockholders of $1.6 million for the year ended June 30, 2014 compared to net income of $309,000 for the year ended June 30, 2013. Net income available to common stockholders in 2014 improved due to improved core earnings of Patapsco and a reversal of a tax valuation allowance that caused a negative tax provision of $962,000 in the 2014 fiscal year as compared to no tax provision for the prior year.

199

Net Interest Income. Patapsco’s net interest income decreased $663,000 from $7.9 million in the year ended June 30, 2013 to $7.3 million in the year ended June 30, 2014 as the net interest margin decreased by 12 basis points from 3.43% in the year ended June 30, 2013 to 3.31% in 2014 combined with an average interest-earning asset decrease of $11.2 million or 4.8% to $219.9 million.

The decrease in the net interest margin was primarily due to the decrease in yields on earning assets being greater than the decrease in the cost of funds. The impact of the shift in asset mix from short-term investments to loans lessened the declines in yields/rates on interest-earning assets, however was not able to overcome the decline in market interest rates.

Interest Income. Total interest income decreased by $1.1 million or 10.6% to $9.0 million for the year ended June 30, 2014 compared to $10.1 million in the year ended June 30, 2013. This decrease was due to a 27 basis point decline in yield and a decrease in average interest-earning assets. Average interest earning assets decreased by $11.2 million, or 4.8%, and was driven by a $4.3 million, or 2.6%, decrease in the average loan balances and an $8.2 million decrease in cash equivalent investments offset slightly by an increase of $1.3 million, or 2.8%, in the average balance of the investment portfolio. Loan demand continued to be weak throughout 2014 and 2013, consistent with the economy’s muted recovery from the previous recession. The increase in investment securities is a function of lower loan demand.

Interest Expense. Total interest expense decreased $411,000 from $2.2 million in the year ended June 30, 2013 to $1.8 million in the year ended June 30, 2014 as the average rate paid on interest bearing liabilities decreased 14 basis points from 1.02% in 2013 to 0.88% in 2014. Total average interest-bearing liabilities decreased $12.0 million or 5.6% from $214.5 million in the year ended June 30, 2013 to $202.5 million in the year ended June 30, 2014.

The decline in the rate paid on interest-bearing liabilities was due to the decrease in market rates as maturing certificates of deposit were replaced with lower cost funds and money market deposit rates reset lower as competition for deposits continued to moderate during fiscal year 2014.

Deposits averaged $185.1 million in 2014, a $15.4 million, or 7.7%, decrease versus $200.5 million in 2013. Certificates of deposits declined $9.9 million on average, or 13.2%, as customers exhibited a preference for more liquid deposits. The average balance of money market deposits declined by $5.5 million, or 6.1%. The average balance of interest checking declined by $527,000 and savings products increased $190,000 in fiscal year 2014 as compared to 2013.

Interest expense on borrowings decreased $157,000 to $403,000 in 2014 compared to $560,000 in 2013 even though average balances were $3.4 million, or 24.0%, higher in 2014. The average rate paid on borrowings decreased 167 basis points in 2014 as Patapsco had the entire year benefit of one of its borrowings that re-priced down during the 2013 fiscal year after its initial fixed rate period expired and Patapsco added new advances at lower rates during 2014.

Provision for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The method utilized for the determination of the allowance is described in “– Critical Accounting Policies” above and in Note 1 of Patapsco’s Consolidated Financial Statements.

200

There was no provision for loan losses during the fiscal year 2014, a decrease of $1,000 from the 2013 provision of $1,000. The decrease in provision for loan losses during 2014 was based on the following factors: a reduction in non-performing loans, Patapsco’s historical loss ratios improved because it experienced lower net charge-offs and overall improvement in economic factors. Patapsco’s outstanding loans receivable, gross increased by $4.6 million during the year ended June 30, 2014 to $162.9 million as compared to $158.3 million for the prior year end. Non-performing loans decreased by $2.9 million to $3.1 million at June 30, 2014 as compared to $6.0 million at June 30, 2013. Patapsco Bank’s historical loss ratios improved during the 2014 fiscal year as the net loans charged off during the 2014 fiscal year was $68,000 as compared to $730,000, $3.5 million, $2.1 million and $3.2 million for the fiscal years of 2013, 2012, 2011 and 2010, respectively. Management continued its aggressive actions to reduce problem loans and recognize the losses in the portfolio as deemed necessary. Patapsco’s allowance for loan losses as a percentage of total loans was 1.81% as of June 30, 2014 versus 1.91% at June 30, 2013. Patapsco’s allowance for loan losses as a percentage of nonperforming loans was 93.55% at June 30, 2014 as compared to 50.03% at June 30, 2013. Setting the allowance at this level takes into consideration that 99% of non-performing loans are collateralized by real estate at June 30, 2014. In consideration of the appropriate level for the allowance for loan losses, downward adjustments were made to values established by real estate appraisals, where warranted, taking into consideration the age of the appraisal and the nature of the collateral. These adjusted appraisal values, which required management’s judgment, were used to develop estimated losses and related specific loss reserves within the allowance for loan losses. Patapsco has concluded, after a thorough analysis of the nonperforming loan portfolio, watch list loans, delinquencies and other factors, that the allowance is adequate at June 30, 2014.

Patapsco has integrated the general portion of the allowance for loan losses into each individual loan category. Beyond the amounts allocated based on historical experience and risk rated loans requiring a specific reserve, the general portion of the allowance is intended to reflect uncertainty created by the local housing market and the recessionary economic environment. The general portion of the allowance has been developed based on the grading of qualitative factors of each segment of the loan portfolio. These factors are weighted to arrive at a severity factor that determines the level of the general allowance as a percentage of the allocated allowance. If circumstances differ materially from the assumptions used in determining the allowance, future adjustments to the allowance may be necessary and results of operations could be affected. Because events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

The following table shows the activity in the allowance for loan losses in the periods indicated:

	Year Ended June 30,
	2014	2013	2012	2011	2010
	(Dollars in thousands)

Balance at beginning of period	$3,012	$3,741	$4,194	$3,527	$3,023
Loans charged off:
Commercial Real Estate	521	837	2,314	1,074	1,725
Commercial loans	1	331	2,044	595	1,054
Consumer	161	150	175	690	583
Total charge-offs	683	1,318	4,533	2,359	3,362
Recoveries:
Commercial Real Estate	484	359	735	27	—
Commercial loans	46	118	173	203	88
Consumer	85	111	71	78	77
Total recoveries	615	588	979	308	165
Net loans charged off	68	730	3,554	2,051	3,197
Provision for loan losses	—	1	3,101	2,718	3,701
Balance at end of period	$2,944	$3,012	$3,741	$4,194	$3,527
Ratio of net charge-offs to average loans outstanding during the period	0.04%	0.44%	1.93%	1.05%	1.49%
Ratio of allowance to non-performing loans	93.55%	50.03%	42.23%	42.17%	36.26%

201

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of June 30, 2014		As of June 30, 2013		As of June 30, 2012		As of June 30, 2011		As of June 30, 2010
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
			(Dollars in thousands)
Real estate mortgage:
Residential	$101	43.5%	$96	37.2%	$89	35.1%	$114	29.9%	$76	32.2%
Commercial	758	28.9	630	28.7	1,362	30.4	1,717	30.1	385	23.2
Construction	104	1.6	692	4.6	493	5.1	486	6.6	1,044	8.5
Consumer	158	4.4	162	5.4	232	5.7	365	6.9	550	7.8
Commercial Business	1,502	21.6	1,432	24.1	1,565	23.7	1,512	26.5	1,472	28.3
Unallocated	321	–	–	–	–	–	–	–	–	–
Total allowance for loan losses	$2,944	100.00%	$3,012	100.00%	$3,741	100.00%	$4,194	100.00%	$3,527	100.00%

202

The following table sets forth information with respect to Patapsco’s nonperforming assets at the dates indicated.

	At June 30,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Loans accounted for on a non-accrual basis: (1)
Real estate:
Residential	$77	$103	$162	$615	$116
Commercial	622	1,512	4,416	3,786	2,737
Construction	—	1,164	1,622	1,335	1,763
Consumer	3	63	7	40	46
Commercial Loan	2,445	3,178	2,654	4,170	5,066
Total	3,147	6,020	8,861	9,946	9,728

Accruing loans which are contractually past due 90 days or more	—	—	—	—	—
Total nonperforming loans	3,147	6,020	8,861	9,946	9,728

Other nonperforming assets (2)	1,550	903	1,418	1,689	2,875
Total nonperforming assets	$4,697	$6,923	$10,279	$11,635	$12,603
Nonperforming loans to total loans	1.94%	3.88%	5.00%	5.33%	4.85%
Nonperforming assets to total assets	2.04%	3.00%	4.04%	4.40%	4.67%
Troubled debt restructurings (3)	$3,653	$4,920	$5,521	$8,977	$6,498

(1)	Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management’s assessment of the collectability of the loan.
(2)	Other nonperforming assets represent property and equipment acquired by Patapsco through foreclosure or repossession.
(3)	Troubled debt restructurings accounted for on a non-accrual basis total $739,000, $1.9 million, $2.9 million, $5.3 million and $4.3 million at June 30, 2014, 2013, 2012, 2011 and 2010, respectively and are also included in total non-performing loans above.

The following table reflects the activity in non-performing loans for the year ended June 30, 2014:

Balance June 30, 2013, in thousands	$6,020
Added to non-accrual during the year	275
Paid off/down	(833)
Brought to accrual status	(274)
Transferred to real estate acquired through foreclosure	(1,505)
Charged-Off	(438)
Net change in non-accrual Consumer & Residential Mortgages, and all other	(98)
Balance June 30, 2014	$3,147

At June 30, 2014, nonaccrual commercial real estate loans totaled $622,000 and included two mixed use commercial mortgage loans. Nonaccrual commercial loans totaled $2.4 million and included the following: a $1.0 million loan collateralized by an assisted living location; a $1.0 million loan supporting a borrower’s various business interests including commercial properties; and three other commercial loans totaling $443,000.

During the fiscal years ended June 30, 2014 and June 30, 2013, Patapsco did not restructure any loans. Restructured loans are subject to periodic credit reviews to determine the necessity and adequacy of a specific loan loss allowance based on the collectability of the recorded investment in the restructured loan.

As of June 30, 2014, there were six loans that represented troubled debt restructures with an outstanding balance of $3.7 million. Of these troubled restructure loans, three loans with a total balance of $2.9 million were performing in accordance with the restructured terms of the loan, whereas the remaining three loans were being accounted for on a non-accrual status: two commercial real estate loans with a carrying value totaling $622,000 and a $117,000 commercial loan. Three forbearance agreements were negotiated during fiscal year 2009, one was negotiated during fiscal year 2010 and modified during fiscal year 2011, while the remaining two were negotiated in fiscal year 2011 and modified during the 2014 fiscal year.

203

There is forbearance agreements on all loans currently classified as troubled debt restructures. The terms of these forbearance agreements vary whereby principal payments have been decreased, interest rates have been reduced, and/or the loan will be repaid as collateral is sold.

In addition, Patapsco has modified other loans that were not considered troubled debt restructurings. In many cases, these restructurings involved adding a limited number of delinquent payments to the principal balance of the loan and either re-amortizing the loan or extending the term by a like number of payments with no change in the interest rate. In most cases these restructurings were caused by temporary events that have since passed and the restructuring has allowed the borrower to meet the monthly payment, whereas they would have had difficulty making up the delinquent payments without the modifications. These types of restructurings have drastically decreased in fiscal 2014 versus the prior year. Patapsco has had no loans restructured into multiple new loans.

During the year ended June 30, 2014 the amount of interest that would have been recorded on non-accrual and restructured loans at June 30, 2014 had the loans performed in accordance with their original terms was approximately $486,000. The amount of interest actually recorded during fiscal year 2014 was $180,000.

At June 30, 2014, Patapsco had no loans not classified as nonaccrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may subsequently result in disclosure as nonaccrual, 90 days past due or restructured.

Noninterest Income. Patapsco’s noninterest income generally consists of deposit fees, service charges, fees on the sale of annuities and investment products, and gains and losses on sales of securities and loans. Total non-interest income decreased by $137,000 or 18.1% to $618,000 during the year ended June 30, 2014 from $755,000 during the year ended June 30, 2013. Fees and service charges decreased by $89,000 or 15.7% to $478,000 during the year ended June 30, 2014 from $567,000 in the previous year. During fiscal year 2014, security gains decreased $44,000 to $52,000 versus $96,000 in 2013. Other non-interest income decreased by $4,000 to $88,000 in 2014 compared to $92,000 in 2013.

Noninterest Expense. Patapsco’s total noninterest expense decreased $1.3 million, or 16.3%, to $6.7 million during fiscal 2014, as compared to $8.0 million in fiscal 2013. Compensation and benefit expense were $555,000 lower in 2014 due to a reduction in staff. Federal deposit insurance assessments decreased by $241,000 due to lower rates, advertising costs decreased by $125,000 and the provision for losses on and costs associated with real estate acquired through foreclosure decreased by $297,000 as compared to the prior year due to less provision for losses being provided in 2014. Professional fees increased by $111,000 to $654,000 from $543,000 due primarily to an increase in legal costs associated with collection activity and the payment of fees that referred new employees to Patapsco.

Income Tax Provision. Patapsco recorded a negative tax provision of $962,000 in fiscal year 2014, compared to no expense in 2013. The negative tax expense in fiscal 2014 was due to a reversal of the valuation allowance that was established in the prior years’ of Patapsco due to the improved performance of Patapsco. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. Based on the available evidence, Patapsco recorded a valuation allowance of $997,000 million at June 30, 2014. Subsequent to recording this valuation allowance the deferred tax asset balance was $1.1 million and $37,000 at June 30, 2014 and 2013, respectively. In future periods, any pre-tax losses will most likely have no related tax benefit. Furthermore, future pre-tax income will most likely not have any related tax expense until the valuation allowance is fully reversed. Refer to Note 9 of Patapsco’s Consolidated Financial Statements for a further discussion.

Asset/Liability Management

Patapsco’s net income is largely dependent on Patapsco Bank’s net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits, other liabilities and stockholders’ equity.

204

Patapsco has established an Asset/Liability Management Committee that currently is comprised of the five non-employee directors, the President, and the Chief Financial Officer of Patapsco. This Committee meets on a monthly basis and reviews the maturities of Patapsco’s assets and liabilities and establishes policies and strategies designed to regulate Patapsco’s flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing Patapsco’s assets and liabilities is to maintain an acceptable net interest margin while reducing the net effects of changes in interest rates.

Management’s principal strategy in managing Patapsco’s interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable-rate commercial real estate and commercial business loans. In addition, Patapsco has investment securities available for sale, carried at fair value, totaling $25.3 million as of June 30, 2014. Patapsco is holding these investment securities as available for sale because it may sell these securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

Patapsco’s board of directors is responsible for reviewing Patapsco’s asset and liability management policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as, liquidity and capital ratios and requirements. Patapsco’s management is responsible for administering the policies of the board of directors with respect to Patapsco’s asset and liability goals and strategies.

Liquidity and Capital Resources

An important component of Patapsco’s asset/liability structure is the level of liquidity available to meet the needs of customers and creditors. Patapsco’s Asset/Liability Management Committee has established general guidelines for the maintenance of prudent levels of liquidity. The Committee continually monitors the amount and source of available liquidity, the time to acquire it and its cost.

Patapsco’s most liquid assets are cash on hand, interest-bearing deposits in other financial institutions and Federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on Patapsco’s operating, financing and investing activities during any given period. At June 30, 2014, Patapsco’s cash on hand and interest-bearing deposits totaled $15.1 million.

Patapsco anticipates that it will have sufficient funds available to meet its current loan origination and unused lines-of-credit commitments of approximately $14.0 million at June 30, 2014. Certificates of deposit that are scheduled to mature in less than one year at June 30, 2014 totaled $37.4 million. Historically, a high percentage of maturing deposits have remained with Patapsco.

Patapsco’s primary sources of funds are deposits, borrowings and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

Patapsco, as the holding company for Patapsco Bank, has an annual cash requirement of approximately $674,000 for the payment of preferred stock dividends and debt service on the subordinated debentures. The only source of internal funds for the holding company is dividends from Patapsco Bank. The amount of dividends that can be paid to Patapsco from Patapsco Bank is limited by the earnings of Patapsco Bank.

On May 6, 2010, Patapsco’s board of directors determined to suspend regular quarterly cash dividends on the $6.0 million in Series A Preferred Stock and $300,000 in Series B Preferred Stock. Patapsco’s board of directors took this action in consultation with the Federal Reserve Bank as required by recent regulatory policy guidance. Patapsco currently has sufficient capital and liquidity to pay the scheduled dividends on the preferred stock; however, Patapsco believes this decision will better support the capital position of Patapsco Bank, a wholly owned subsidiary of Patapsco.

On May 6, 2010, Patapsco’s board of directors determined to suspend interest payments on the trust preferred securities. Patapsco’s board of directors took this action in consultation with the Federal Reserve Bank as required by recent regulatory policy guidance. Patapsco currently has sufficient capital and liquidity to pay the scheduled interest payments; however, Patapsco believes this decision will better support the capital position of Patapsco Bank, a wholly owned subsidiary of Patapsco. The Indenture Agreement states Patapsco shall have the right, from time to time and without causing an event of default, to defer payments of interest on the debt securities by extending the interest distribution period on the debt securities at any time and from time to time during the term of the debt securities, for up to 20 consecutive quarterly periods.  Since Patapsco started to defer interest payments in June 2010, Patapsco may continue to defer interest payments through the March 2015 payment without causing an event of default.

205

At March 31, 2015, Patapsco Bank exceeded all regulatory minimum capital requirements. Patapsco’s ratios do not differ significantly from Patapsco Bank’s ratios. The table below presents certain information relating to Patapsco Bank’s regulatory capital compliance at March 31, 2015.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Regulatory Capital (to Risk Weighted Assets)	$23,953	17.58%	$10,902	8.00%	$13,628	10.00%
Tier 1 Capital (to Risk Weighted Assets)	22,239	16.32	5,451	4.00	8,177	6.00
Tier 1 Leverage Ratio	22,239	9.88	9,001	4.00	11,251	5.00

Contingencies and Off-Balance Sheet Items

Patapsco is a party to financial instruments with off-balance sheet risk including commitments to extend credit under both new facilities and under existing lines of credit. Commitments to fund loans typically expire after 60 days, commercial lines of credit are subject to annual reviews and home equity lines of credit are generally for a term of 20 years. These instruments contain, to varying degrees, credit and interest rate risk in excess of the amounts recognized in the consolidated statement of financial condition.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows at June 30:

(In thousands)	2014	2013
Commitments to originate new loans	$5,458	$12,385
Undisbursed lines of credit	8,526	8,805
Financial standby letters of credit	656	882

Impact of Inflation and Changing Prices

Patapsco’s Consolidated Financial Statements and Notes thereto presented in this joint proxy statement/prospectus have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and inflation. The impact of inflation is reflected in the increased cost of Patapsco’s operations. Unlike most industrial companies, nearly all the assets and liabilities of Patapsco are monetary in nature. As a result, interest rates have a greater impact on Patapsco’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

OTHER MATTERS TO BE VOTED ON AT THE PATAPSCO BANCORP, INC. ANNUAL MEETING

ITEM 2 – ELECTION OF DIRECTORS

Patapsco’s board of directors currently consists of five members. Patapsco’s articles of incorporation require that directors be divided into three classes, as nearly equal in number as possible, with approximately one-third of the directors elected each year. Two directors will be elected at the annual meeting to serve for a term expiring at the 2017 annual meeting of stockholders or until their respective successors have been elected and qualified. The nominees are Thomas P. O’Neill, who currently is a director of Patapsco and Patapsco Bank, and Philip P. Phillips, who currently is not a director but serves as the President and Chief Executive Officer of Patapsco and Patapsco Bank.

206

Unless you indicate on the proxy card that your shares should not be voted for one or both of the nominees, the board of directors intends that the proxies solicited by it will be voted for the election of its nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the board of directors. At this time, the board of directors knows of no reason why the nominees might be unable to serve.

The Board of Directors recommends a vote “FOR” the election of Messrs. O’Neill and Phillips.

Information regarding the board of directors’ nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of March 31, 2015. The indicated period of service as a director includes the period of service as a director of Patapsco Bank.

Board Nominees for Terms Ending in 2017

Thomas P. O’Neill was named Chairman of the Board of Directors of Patapsco and Patapsco Bank in August 1999 and has been a director since 1995. He has been a partner in the accounting firm of Hertzbach and Company since 2011. Previously, he was a managing director of RSM McGladrey, Inc. and the managing partner of the regional accounting firm of Wolpoff & Company LLP, which merged with American Express Tax and Business Services in 1998. He joined Wolpoff as a staff accountant in 1974 and became a partner in 1983. Mr. O’Neill is a member of the American Institute of Public Accountants and the Maryland Association of Certified Public Accountants. He has served on the boards of many charitable and civic groups. Age 62. Director since 1995.

Mr. O’Neill’s background provides the board of directors with critical experience in accounting, tax and real estate matters, which are essential to the business of Patapsco and Patapsco Bank. In addition, Mr. O’Neill’s involvement in local charitable and civic groups has allowed him to develop strong ties to the community, providing the Board with valuable insight regarding the local business and consumer environment.

Philip P. Phillips was named President and Chief Executive Officer of Patapsco and Patapsco Bank in August 2013.  He joined Patapsco Bank as Senior Vice President in March 2010 and was promoted to Executive Vice President in April 2012.  Prior to that, Mr. Phillips was a Senior Vice President and Manager of Special Assets at Provident Bank, and M&T Bank through merger, from July 2008 to March 2010. From January 2007 until rejoining Provident Bank, he was a Senior Vice President and Regional Senior Credit Officer for Wells Fargo Bank where he assisted in establishing the Maryland Commercial Lending Office.  Mr. Phillips’ banking experience spans 34 years and a variety of credit and lending positions at Maryland National Bank, NationsBank, Signet Bank and Provident Bank. Mr. Phillips is also an Adjunct Professor at Towson University.  Age 58.

Mr. Phillips’ over 33 years of banking experience, including four years with Patapsco Bank, have provided him with strong leadership and managerial skills, as well as a deep understanding of the financial industry.  In addition, Mr. Phillips’ knowledge of all aspects of Patapsco’s business, combined with his success and strategic vision, position him well to serve as our President and Chief Executive Officer.

Directors with Terms Ending in 2015

Nicole N. Glaeser is Budget Director for the Baltimore County Policy Department, a position she has held since 1988. On a part-time basis, Ms. Glaeser is a practicing attorney and is also a Certified Public Accountant. She serves on the board of the Lutherville Timonium Recreation Council and on the finance Committee of the Council. Age 56. Director since 1993.

As an attorney and CPA, Ms. Glaeser provides the board with important knowledge and insight necessary to guide Patapsco and its management through the various issues facing financial institutions.

207

J. Thomas Hoffman is a self-employed financial consultant in Towson, Maryland. Mr. Hoffman is also a registered representative with Signator Investors, Inc. He served as Secretary of the Board of Directors of Northfield Federal Savings Bank from 1983 to 1998. He also served as Secretary for Northfield Bancorp, Inc. from 1998 to 2000. He is a member of the Towson Business Association, Building Congress and Exchange. He is a member of various trade organizations associated with his profession. Age 67. Director since 2000.

Mr. Hoffman’s extensive experience in the local banking industry and continued involvement in business and civic organizations in the communities in which Patapsco and Bank serves affords the Board valuable insight regarding the business and operation of Patapsco and Patapsco Bank.

Director with Term Ending in 2016

Gary R. Bozel is the managing principal of Gary R. Bozel & Associates P.A., a certified public accounting firm in Towson, Maryland. Mr. Bozel served as the Chairman of the Board of Northfield Bancorp, Inc. from March 1998 to November 2000 and as the Chairman of the Board of Northfield Federal Savings Bank from 1996 to November 2000. He also served as the President of Northfield Federal Savings Bank from 1993 to 1996. Mr. Bozel is a member of the board of directors and finance committee of the Towson Golf and Country Club. Age 57. Director since 2000.

Mr. Bozel’s accounting background provides the board of directors with critical experience regarding financial matters and the needs of the local small business community. In addition, his previous experience in the local banking industry affords the Board valuable insight regarding the business and operations of Patapsco and Patapsco Bank.

Corporate Governance and Board Matters

Director Independence

Because Patapsco is not listed on a national securities exchange or a national securities association, there are no independence requirements for its directors. However, if Patapsco were to apply the current listing standards of Nasdaq, all of its directors would be independent.

Board and Committee Meetings

The board of directors conducts its business through meetings of the board of directors and through its committees. During the year ended June 30, 2014, the board of directors of Patapsco met 12 times. No directors attended fewer than 75% of the total number of meetings of Patapsco’s board of directors and committee meetings for committees on which the director served during this period.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of June 30, 2014. All members of each committee are independent in accordance with the listing requirements of Nasdaq.

Director	Audit Committee	Compensation Committee	Nominating Committee

Thomas P. O’Neill	X	X	X
Nicole N. Glaeser	X*		X
J. Thomas Hoffman		X*	X
William R. Waters		X	X
Gary R. Bozel	X		X

Number of Meetings in Fiscal 2014	6	4	1

* Denotes Chairperson

Audit Committee. Patapsco has a separately designated Audit Committee. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters.

208

Compensation Committee. The Compensation Committee evaluates the compensation and benefits of the directors, officers and employees, recommends changes and monitors and evaluates employee performance. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full board of directors. The Chief Executive Officer makes recommendations to the Compensation Committee regarding compensation of directors and executive officers other than himself, but final compensation decisions are made by the board of directors based on the recommendation of the Compensation Committee.

Nominating Committee. Patapsco’s full board of directors currently acts as a Nominating Committee. The board of directors feels that having a separately designated nominating committee is not necessary given that all of the members of the Board are independent directors. The board of directors, acting as Nominating Committee, takes a leadership role in shaping governance policies and practices. In addition, the Nominating Committee is responsible for identifying individuals qualified to become Board members, recommending to the board of directors the director nominees for election at the next annual meeting of stockholders and recommending nominees to fill any vacancies on the board of directors. It recommends director candidates for each committee for appointment by the board.

Director Compensation

Each non-employee member of Patapsco’s board of directors receives a fee of $450 for each regular and special meeting attended of Patapsco’s board of directors and $250 for each meeting attended of a committee of either Patapsco’s or Patapsco Bank’s board of directors. The Chairman of the board of directors receives an additional $550 per month. The Chairperson of the Audit Committee receives an additional $300 per meeting of the Audit Committee. No fees are paid for attendance at meetings of Patapsco Bank’s board of directors. In addition, directors of Patapsco and Patapsco Bank are paid an annual retainer based on years of service as directors. The annual retainer is $7,000 for 0-5 years of service as a director, $7,700 for 6-10 years of service, $8,400 for 11-15 years of service and $9,100 for 16 or more years of service. The Chairman of the board of directors receives a retainer that is 20% higher than the retainer he would otherwise receive based on years of service.

Director Attendance at the Annual Meeting of Stockholders

The board of directors encourages directors to attend the annual meeting of stockholders. All of the directors then in office attended the 2013 annual meeting of stockholders (Patapsco did not hold an annual meeting in 2014).

ITEM 3 — RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TGM Group, LLC served as Patapsco’s independent registered public accounting firm for the 2014 fiscal year. The board of directors has appointed TGM Group, LLC to be Patapsco’s independent registered public accounting firm for the 2015 fiscal year, subject to ratification by stockholders. A representative of TGM Group, LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by holders of a majority of the shares represented at the annual meeting and entitled to vote, the Audit Committee of the board of directors may consider other independent registered public accounting firms.

The board of directors recommends that stockholders vote “FOR” the ratification of the appointment of TGM Group, LLC as Patapsco’s independent registered public accounting firm for the fiscal year ending June 30, 2015.

EXECUTIVE COMPENSATION OF PATAPSCO BANCORP, INC.

Summary Compensation Table

The following information is furnished for the individual who served as the principal executive officer of Patapsco for the year ended June 30, 2014 and for the other most highly compensated executive officer of Patapsco who was serving as an executive officer on June 30, 2014, and whose total compensation for the 2014 fiscal year exceeded $100,000 (collectively, the “Patapsco named executive officers”).

209

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	All Other Compensation ($)(1)	Total ($)
Philip P. Phillips President and Chief Executive Officer	2014	235,100	1,677	13,341	250,118
John Wright Senior Vice President and Chief Financial Officer	2014	165,100	—	4,953	170,053

(1)	Does not include the aggregate amount of perquisites and other benefits, which was less than $10,000. For fiscal year 2014, consists of $7,053 and $4,953 of matching contributions under Patapsco Bank’s 401(k) plan for the benefit of Messrs. Philips and Wright, respectively, and $6,288 in a car allowance for Mr. Phillips.

Severance Agreements

Patapsco Bank has entered into a severance agreement (the “Severance Agreements”) with each of Messrs. Phillips and Wright that has a term ending on the earlier of (a) 12 months after the executive’s most recent effective or renewal date, and (b) the date on which the executive terminates employment with Patapsco Bank. On each annual anniversary date from the date of commencement of the Severance Agreement, the term of the Severance Agreement may be extended for additional one-year periods beyond the then effective expiration date, provided that the executive is elected an officer of Patapsco Bank at a meeting of Patapsco Bank’s board of directors held on the date of Patapsco’s annual meeting of stockholders called for the purpose of electing the officer position which the executive holds. The executives become entitled to collect severance benefits under the Severance Agreement in the event of (a) voluntary termination of employment within 12 months following a change of control and following the occurrence of certain events that generally reduce his compensation or responsibilities, or (b) involuntary termination of employment for any reason other than for cause in connection with or within 12 months of any change in control of Patapsco and Patapsco Bank.

In the event the executives become entitled to receive severance benefits, he will be paid an amount equal to two times his base salary and bonus paid in the prior calendar year, but in no event greater than the difference between (i) the product of 2.99 times the executive’s “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code, and (ii) the sum of any other parachute payments (as defined in Section 280G(b)(2) of the Internal Revenue Code) that he receives on account of the change in control. The Severance Agreement provides that any sum owed to the executive shall be paid in one lump sum within ten days of such termination.

In connection with Patapsco’s participation in the TARP Capital Purchase Program, each of Messrs. Phillips and Wright (1) agreed to comply with the TARP Capital Purchase Program rules on senior executive officer compensations and benefits; and (2) acknowledged that in the event of a change in control, any severance payments paid to the executive (including “golden parachute” agreements) may be reduced as necessary to comply with the TARP Capital Purchase Program limits.

EXPERTS

The consolidated financial statements of Howard, as of December 31, 2014 and 2013, and for the three years ended December 31, 2014, appearing elsewhere in this joint proxy statement/prospectus, have been included herein and in the registration statement in reliance upon the report of Stegman & Company, independent registered public accounting firm, which is included herein upon authority of Stegman & Company as experts in accounting and auditing.

The consolidated financial statements of Patapsco, as of June 30, 2014 and 2013, and for each of the years then ended, appearing elsewhere in this joint proxy statement/prospectus, have been included herein and in the registration statement in reliance upon the report of TGM Group, LLC, independent registered public accounting firm, which is included herein upon authority of TGM Group, LLC as experts in accounting and auditing.

210

LEGAL MATTERS

The validity of the Howard common stock to be issued in the merger and certain other legal matters relating to the merger are being passed upon for Howard by the law firm of Ober, Kaler, Grimes & Shriver, a Professional Corporation, Baltimore, Maryland.

Certain legal matters relating to the merger are being passed upon for Patapsco by the law firm of Kilpatrick Townsend & Stockton LLP, Washington, D.C.

Ober, Kaler, Grimes & Shriver and Kilpatrick Townsend & Stockton LLP will deliver opinions to Howard and Patapsco, respectively, as to certain federal income tax consequences of the merger.

WHERE YOU CAN FIND MORE INFORMATION

Howard files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Further, Howard makes available, free of charge through its website, http://www.howardbank.com, Howard reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Howard has filed a registration statement on Form S-4 to register with the SEC the shares of Howard common stock that Patapsco stockholders will receive in the merger. This joint proxy statement/prospectus is part of the registration statement of Howard on Form S-4 and is a prospectus of Howard and a proxy statement of Howard and Patapsco for the Howard special meeting and the Patapsco annual meeting, respectively.

Neither Howard nor Patapsco has authorized anyone to give any information or make any representation about the merger or the stockholder meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this proxy joint statement/prospectus with respect to Howard was provided by Howard, and the information contained in this joint proxy statement/prospectus with respect to Patapsco was provided by Patapsco. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

211

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information is based upon the assumption that the total number of shares of Patapsco common stock outstanding immediately prior to the completion of the merger will be 1,974,843 and utilizes the exchange ratio of 0.3643 for 80% of Patapsco’s outstanding shares, which will result in 575,507 shares of Howard common stock being issued in the transaction.

The following unaudited pro forma combined consolidated financial statements as of and for the period ended December 31, 2014 combine the historical consolidated financial statements of Howard and Patapsco. The unaudited pro forma combined consolidated financial statements give effect to the proposed merger as if the merger occurred on December 31, 2014 with respect to the consolidated balance sheet, and at the beginning of the year ended December 31, 2014, with respect to the consolidated statements of operations.

The notes to the unaudited pro forma combined consolidated financial statements describe the pro forma amounts and adjustments presented below. THIS PRO FORMA DATA IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS THAT HOWARD BANCORP WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS.

F-1

The unaudited pro forma combined consolidated financial information presented below is based on, and should be read together with, the historical financial information that Howard and Patapsco have included in this joint proxy statement/prospectus as of and for the indicated periods.

Pro Forma Combined Consolidated Balance Sheets as of December 31, 2014

Unaudited (in thousands, except share and per share data)

(in thousands)	Howard Bancorp, Inc.	Patapsco Bancorp, Inc.	Combined	Pro Forma Merger Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$23,598	$9,406	$33,004	$(11,980	) (A)(B)(C)	$21,024
Federal funds sold	919	-	919			919
Total cash and cash equivalents	24,517	9,406	33,923	(11,980)		21,943
Investment Securities	41,079	35,849	76,928			76,928
Nonmarketable equity securities	2,571	1,702	4,273			4,273
Loans held for sale, at fair value	42,881	-	42,881			42,881
Loans and leases, net of unearned income	552,917	171,324	724,241	(5,140	)(D)	719,101
Allowance for credit losses	(3,602)	(2,944)	(6,546)	2,944	(E)	(3,602)
Net loans and leases	549,315	168,380	717,695	(2,196)		715,499
Bank premises and equipment, net	12,122	2,979	15,101	-		15,101
Core deposit intangible	1,391	-	1,391	1,311	(F)	2,702
Goodwill Resulting from Merger	-	-	-	1,924	(I)	1,924
Bank owned life insurance	11,659	4,585	16,244			16,244
Other real estate owned	2,472	1,403	3,875			3,875
Deferred tax asset	-	917	917	-		917
Interest receivable and other assets	3,409	1,175	4,584	-		4,584
Total assets	$691,416	$226,396	$917,812	$(10,941)		$906,871
LIABILITIES
Noninterest-bearing deposits	$142,727	$11,147	$153,874	$-		$153,874
Interest-bearing deposits	411,312	172,797	584,109	500	(G)	584,609
Total deposits	554,039	183,944	737,983	500		738,483
Short-term borrowings	48,628	19,000	67,628	415	(H)	68,043
Long-term borrowings	19,000	5,000	24,000	-		24,000
Deferred tax liability	4,686	-	4,686	-		4,686
Accrued expenses and other liabilities	5,420	2,162	7,582	(1,173	)(C)	6,409
Total liabilities	631,773	210,106	841,879	(258)		841,621
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY

Preferred stock	12,562	6,362	18,924	(6,362	)(B)	12,562
Common stock	41	20	61	(14	)(A)	47
Capital surplus	38,360	7,900	46,260	136	(A)	46,396
Accumulated earnings	8,696	2,013	10,709	(4,448	)(A) (B)	6,261
Accumulated other comprehensive (loss) income	(16)	(5)	(21)	5		(16)
Total shareholders’ equity	59,643	16,290	75,933	(10,683)		65,250
Total liabilities and shareholders’equity	$691,416	$226,396	$917,812	$(10,941)		$906,871

Per Share Data
Shares outstanding	4,145,547	1,974,843	6,120,343			4,721,054

Book value per common share	$11.36	$5.03	$9.31			$11.16
Tangible book value per common share	$11.02	$5.03	$9.09			$10.18

F-2

Pro Forma Consolidated Statements of Operations

For the Twelve Months Ended December 31, 2014

Unaudited (in thousands, except per share data)

(in thousands)	Howard Bancorp, Inc.	Patapsco Bancorp	Combined	Pro Forma Merger Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$23,056	$7,900	$30,956	$734	(D)	$31,690
Interest and dividends on securities	250	973	1,223	-		1,223
Other interest income	54	20	74	-		74
Total interest income	23,360	8,893	32,253	734		32,987

INTEREST EXPENSE
Deposits	2,079	1,266	3,345	(167	)(G)	3,178
Borrowings	323	410	733	(138	)(H)	595
Total interest expense	2,402	1,676	4,078	(305)		3,773

NET INTEREST INCOME	20,958	7,217	28,175	1,039		29,214
Provision for credit losses	3,255	-	3,255	-		3,255
Net interest income after provision for credit losses	17,703	7,217	24,920	1,039		25,959

NONINTEREST INCOME
Service charges on deposit accounts	597	439	1,036	-		1,036
Mortgage banking revenues	4,341	-	4,341	-		4,341
Bargain purchase gain	16,090	-	16,090	-		16,090
Gain/(Loss) on the sale of securities	(228)	52	(176)			(176)
Income from bank owned life insurance	377	101	478			478
Loan related income	1,601	-	1,601			1,601
Other operating income	478	13	491	-		491
Total noninterest income	23,256	605	23,861	-		23,861

NONINTEREST EXPENSE
Compensation and benefits	13,434	3,302	16,736	-		16,736
Occupancy and equipment	2,462	721	3,183			3,183
Amortization of core deposit intangible	111	14	125	187	(F)	312
Marketing and business development	1,674	8	1,682	-		1,682
Professional fees	1,501	476	1,977	-		1,977
Data processing fees	866	433	1,299	-		1,299
FDIC Assessment	442	301	743	-		743
Provision for other real estate owned	-	175	175	-		175
Loan related expense	1,170	70	1,240	-		1,240
Other operating expense	2,034	767	2,801			2,801
Total noninterest expense	23,694	6,267	29,961	187		30,148

INCOME BEFORE INCOME TAXES	17,265	1,555	18,820	852		19,672
Income tax expense (benefit)	6,853	(802)	6,051	336		6,387
NET INCOME	10,412	2,357	12,769	516		13,285
Preferred stock dividends	126	641	767	-		767
Net income available to common shareholders	$10,286	$1,716	$12,002	$516		$12,518

NET INCOME PER COMMON SHARE
Basic	$2.53	$0.87	$1.98	$(0.37)		$2.69
Diluted	$2.48	$0.87	$1.96	$(0.37)		$2.65

F-3

(A) The acquisition will be effected by the distribution of cash and issuance of shares of Howard common stock to Patapsco’s common stockholders. The following unaudited pro forma combined consolidated financial information assumes that 80% of the outstanding shares of Patapsco common stock will be exchanged for Howard common stock at an exchange ratio of 0.3643 shares of Howard common stock for each share of Patapsco common stock. Additionally, Howard assumes it will pay the cash portion of the consideration of approximately $2.01 million to Patapsco stockholders.

The unaudited pro forma combined consolidated financial information is based upon the assumption that the total number of shares of Patapsco common stock immediately outstanding prior to the completion of the merger will be 1,974,843 and utilizes the exchange ratio of 0.3643 for 80% of Patapsco’s outstanding shares and cash consideration of $2.01 million. This will result in the issuance of 575,507 shares of Howard common stock with an estimated fair value of $8.04 million, for a total estimated purchase price of $10.1 million. The final exchange ratio will be established in accordance with the merger agreement. The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of Patapsco’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma combined consolidated financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of Patapsco at their respective fair values and represents management’s best estimate based upon the information available at this time. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Such adjustments, when compared to the information shown in this joint proxy statement/prospectus, may change the amount of the purchase price allocation to goodwill while changes to other assets and liabilities may impact the statement of operations due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

F-4

The total estimated purchase price for the purpose of this unaudited pro forma combined consolidated financial information is $10.1 million. Goodwill is created when the purchase price consideration exceeds the fair value of the assets acquired or a bargain purchase gain results when the current fair value of the assets acquired exceeds the purchase price consideration. For purposes of this analysis as of December 31, 2014, goodwill of $1.9 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and these amounts are subject to change based on operations subsequent to December 31, 2014 as additional information becomes available and as additional analyses are performed. The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding.

Summary of Purchase Price Calculation and Goodwill Resutling from Merger

And Reconciliation of Pro Forma Shares Outstanding at December 31, 2014

($ in thousands except share and per share data)

Purchase Price Consideration-Common Stock

Patapsco shares outstanding exchanged for stock	1,579,874
Exchange ratio	36.43%
Howard Bancorp shares to be issued to Patapsco stockholders	575,507
Purchase price per Patapsco common share	$5.09
Cash consideration	2,010
Purchase price assigned to shares exchanged for stock	8,042
Total purchase price		$10,052

Patapsco common shareholders' equity	9,928

Estimated adjustments to reflect assets acquired at fair value:
Loans	(5,140)
Allowance for loan losses	2,944
Core deposit intangible	1,311

Estimated adjustments to reflect liabilities acquired at fair value:
Interest bearing deposits	(500)
Long term borrowings	(415)
Net assets aquired at estimated fair value		8,128
Goodwill resulting from merger		$1,924

Reconcilement of Pro Forma Shares Outstanding
Patapsco shares outstanding		1,974,843
Less 20% elect cash consideration		(394,969)
Patapsco shares converted		1,579,874
Exchange ratio		36.43%
Howard Bancorp shares to be issued to Patapsco stockholders		575,507
Howard Bancorp shares outstanding		4,145,547
Pro forma Howard Bancorp shares outstanding		4,721,054

Pro forma % ownership by Patapsco		12.19%
Pro forma % ownership by legacy Howard Bancorp		87.81%

(B)	Adjustment of $8.8 million to reflect the intention to redeem the preferred stock issued under the U. S. Treasury Troubled Asset Recovery Plan (TARP) of $6.4 million, and also remit unpaid dividends of approximately $2.4 million.
(C)	Adjustment to reflect the intention to remit approximately $1.2 million in accrued but unpaid dividends on long term debt.
(D)	A fair value discount of $5.1 million to reflect the credit risk of the loan portfolio, net of any adjustment to reflect fair values of loans based on current interest rates of similar loans. The adjustment will be substantially recognized over approximately seven years using an amortization method based upon the expected life of the loans and is expected to increase pro forma pre-tax interest income by $734 thousand in the first year following consummation of the merger.

F-5

(E)	Reversal of the Patapsco allowance for loan losses of $2.9 million in accordance with acquisition method of accounting for the merger.
(F)	Adjustment for core deposit intangible to reflect the fair value of this asset and the related amortization using an expected life of seven years. The amortization of the core deposit intangible is expected to increase pro forma pre-tax noninterest expense by $187 in the first year following consummation of the merger.
(G)	A fair value premium of $0.5 million to reflect the fair values of certain interest-bearing deposits based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $138 thousand in the first year following consummation of the merger.
(H)	A fair value premium of $0.4 million to reflect the fair values of certain interest-bearing short term borrowings based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the short term borrowings. This adjustment is expected to decrease pro forma pre-tax interest expense by $167 thousand in the first year following consummation of the merger.
(I)	An adjustment to reflect the resulting goodwill of $1.9 million created on the books of Howard as a result of this acquisition. As noted above, goodwill is created when the purchase price consideration exceeds the fair value of the assets acquired or a bargain purchase gain results when the current fair value of the assets acquired exceeds the purchase price consideration.

F-6

Report of Independent Registered Public Accounting Firm

STEGMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Howard Bancorp, Inc.

Ellicott City, Maryland

We have audited the accompanying consolidated balance sheets of Howard Bancorp, Inc., (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Howard Bancorp, Inc. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
March 27, 2015

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman. com

F-7

Howard Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets

	December 31,	December 31,
(in thousands)	2014	2013
ASSETS
Cash and due from banks	$23,598	$23,282
Federal funds sold	919	12,454
Total cash and cash equivalents	24,517	35,736
Securities available-for-sale, at fair value	41,079	28,688
Nonmarketable equity securities	2,571	2,282
Loans held for sale, at fair value	42,881	3,298
Loans and leases, net of unearned income	552,917	403,875
Allowance for credit losses	(3,602)	(2,506)
Net loans and leases	549,315	401,369
Bank premises and equipment, net	12,122	10,842
Core deposit intangible	1,391	342
Bank owned life insurance	11,659	11,282
Other real estate owned	2,472	2,377
Deferred tax asset	-	1,125
Interest receivable and other assets	3,409	2,577
Total assets	$691,416	$499,918
LIABILITIES
Noninterest-bearing deposits	$142,727	$89,759
Interest-bearing deposits	411,312	299,190
Total deposits	554,039	388,949
Short-term borrowings	48,628	45,658
Long-term borrowings	19,000	16,000
Deferred tax liability	4,686	-
Accrued expenses and other liabilities	5,420	687
Total liabilities	631,773	451,294
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock—par value $0.01 (liquidation preference of $1,000 per share) authorized 5,000,000; shares issued and outstanding 12,562 series AA shares at December 31, 2014 and December 31, 2013.	12,562	12,562
Common stock - par value of $0.01 authorized 10,000,000 shares; issued and outstanding 4,145,547 shares at December 31, 2014 and 4,095,650 December 31, 2013	41	41
Capital surplus	38,360	37,607
Retained earnings/(accumulated deficit)	8,696	(1,590)
Accumulated other comprehensive (loss) income	(16)	4
Total shareholders’ equity	59,643	48,624
Total liabilities and shareholders’equity	$691,416	$499,918

The accompanying notes are an integral part of these consolidated financial statements.

F-8

Consolidated Statements of Operations

	December 31,
(in thousands)	2014	2013	2012
INTEREST INCOME
Interest and fees on loans	$23,056	$17,579	$15,380
Interest and dividends on securities	250	78	102
Other interest income	54	54	55
Total interest income	23,360	17,711	15,537
INTEREST EXPENSE
Deposits	2,079	1,656	1,778
Short-term borrowings	106	114	163
Long-term borrowings	217	131	64
Total interest expense	2,402	1,901	2,005
NET INTEREST INCOME	20,958	15,810	13,532
Provision for credit losses	3,255	950	718
Net interest income after provision for credit losses	17,703	14,860	12,814
NONINTEREST INCOME
Service charges on deposit accounts	597	387	322
Realized and unrealized gains on mortgage banking activity	4,341	215	122
Bargain purchase gain	16,090	-	-
Loss on the sale of securities	(228)	-	-
Loss on the sale of other real estate owned	-	(37)	(131)
Income from bank owned life insurance	377	282	-
Loan related income	1,601	115	131
Other operating income	478	362	324
Total noninterest income	23,256	1,324	768
NONINTEREST EXPENSE
Compensation and benefits	13,434	7,397	6,075
Occupancy and equipment	2,462	1,592	1,509
Amortization of core deposit intangible	111	34	-
Marketing and business development	1,674	752	606
Professional fees	1,501	883	535
Data processing fees	866	529	451
FDIC Assessment	442	327	310
Provision for other real estate owned	-	347	48
Loan related expense	1,170	248	384
Other operating expense	2,034	1,130	905
Total noninterest expense	23,694	13,239	10,823
INCOME BEFORE INCOME TAXES	17,265	2,945	2,759
Income tax expense	6,853	984	1,138
NET INCOME	10,412	1,961	1,621
Preferred stock dividends	126	165	616
Net income available to common shareholders	$10,286	$1,796	$1,005
NET INCOME PER COMMON SHARE
Basic	$2.53	$0.44	$0.31
Diluted	$2.48	$0.44	$0.31

The accompanying notes are an integral part of these consolidated financial statements.

F-9

Consolidated Statements of Comprehensive Income

	December 31,
(in thousands)	2014	2013	2012
Net Income	$10,412	$1,961	$1,621
Other comprehensive income
Investments available-for-sale:
Reclassification adjustment for losses	228	-	-
Related income tax benefit	(90)	-	-
Unrealized holding (losses) gains	(262)	(27)	2
Related income tax benefit (expense)	104	10	(1)
Comprehensive income	$10,392	$1,944	$1,622

Consolidated Statements of Changes in Shareholders’ Equity

					Retained	Accumulated
					Earnings/	other
	Preferred	Number of	Common	Capital	(Accumulated	comprehensive
(dollars in thousands, except share data)	stock	shares	stock	Surplus	deficit)	gain/loss	Total

Balances at January 1, 2012	$12,562	2,640,264	$26	$28,413	$(4,391)	$20	$36,630
Net income	-	-	-	-	1,621	-	1,621
Net unrealized gain on securities	-	-	-	-	-	1	1
Dividends paid on preferred stock	-	-	-	-	(616)	-	(616)
Issuance of common stock:
Stock offering	-	1,396,364	14	8,966	-	-	8,980
Stock awards	-	3,843	-	22	-	-	22
Stock-based compensation	-	-	-	83	-	-	83
Balances at December 31, 2012	12,562	4,040,471	40	37,484	(3,386)	21	46,721
Net income	-	-	-	-	1,961	-	1,961
Net unrealized loss on securities	-	-	-	-	-	(17)	(17)
Dividends paid on preferred stock	-	-	-	-	(165)	-	(165)
Issuance of common stock:
Stock awards	-	5,179	-	37	-	-	37
Stock-based compensation	-	50,000	1	86	-	-	87
Balances at December 31, 2013	12,562	4,095,650	41	37,607	(1,590)	4	48,624
Net income	-	-	-	-	10,412	-	10,412
Net unrealized loss on securities	-	-	-	-	-	(20)	(20)
Dividends paid on preferred stock	-	-	-	-	(126)	-	(126)
Forfeited restricted shares	-	(6,668)	-	(34)	-	-	(34)
Issuance of common stock:
Exercise of options and warrants	-	51,207	-	507	-	-	507
Stock awards	-	5,358	-	54	-	-	54
Stock-based compensation	-	-	-	226	-	-	226
Balances at December 31, 2014	$12,562	4,145,547	$41	$38,360	$8,696	$(16)	$59,643

The accompanying notes are an integral part of these consolidated financial statements.

F-10

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,412	$1,961	$1,621
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	3,255	950	718
Deferred income taxes	5,825	45	518
Provision for other real estate owned	-	347	48
Depreciation	734	599	523
Stock-based compensation	246	124	105
Net accretion of investment securities	7	17	42
Bargain purchase gain	(16,090)	-	-
Loss on sales of securities	228	-	-
Net amortization of intangible asset	111	34	-
Loans originated for sale	(309,404)	(14,119)	(10,777)
Proceeds from sale of loans originated for sale	274,162	12,674	9,907
Realized and unrealized gains on mortgage banking activity	(4,341)	(215)	(122)
Loss on sales of other real estate owned, net	-	37	131
Cash surrender value of BOLI	(377)	(282)	-
Decrease in interest receivable	(542)	(29)	(93)
Increase (decrease) in interest payable	56	21	(10)
Increase in other assets	159	(981)	1,092
Increase (decrease) in other liabilities	4,447	(443)	292
Net cash (used in) provided by operating activities	(31,112)	740	3,995

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investment securities available-for-sale	(26,544)	(50,513)	(47,018)
Proceeds from maturities of investment securities available-for-sale	48,810	48,658	33,479
Net increase in loans and leases outstanding	(48,765)	(45,679)	(48,799)
Purchase of bank owned life insurance	-	(11,000)	-
Proceeds from the sale of other real estate owned	-	141	527
Purchase of premises and equipment	(2,010)	(1,033)	(612)
Cash received (paid) in acquisition (net of cash received)	39,922	(3,195)	-
Net cash provided by (used in) investing activities	11,413	(62,621)	(62,423)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in noninterest-bearing deposits	24,488	(6,115)	33,831
Net (decrease) increase in interest-bearing deposits	(22,360)	44,866	18,385
Net increase in short-term borrowings	2,971	18,670	14,004
Proceeds from issuance of long-term debt	12,000	12,000	2,000
Repayment of long-term debt	(9,000)	(8,000)	-
Net proceeds from issuance of common stock, net of cost	507	-	8,980
Cash dividends on preferred stock	(126)	(165)	(616)
Net cash provided by financing activities	8,480	61,256	76,584

Net (decrease) increase in cash and cash equivalents	(11,219)	(625)	18,156
Cash and cash equivalents at beginning of period	35,736	36,361	18,205
Cash and cash equivalents at end of period	$24,517	$35,736	$36,361

SUPPLEMENTAL INFORMATION
Cash payments for interest	$2,345	$1,879	$2,015
Cash payments for income taxes	495	707	490
Transferred from loans to other real estate owned	95	-	1,598

Assets acquired in branch acquisition (net of cash received)	$16,841	$38,535	$-
Liabilities assumed in branch acquisition	18,826	35,340	-
Assets acquired in business combination (net of cash received)	135,569	-	-
Liabilities assumed in business combination	143,990	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-11

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Nature of Operations

On December 15, 2005, Howard Bancorp, Inc. (“Bancorp”) acquired all of the stock and became the holding company of Howard Bank (the “Bank”) pursuant to the Plan of Reorganization approved by the shareholders of the Bank and by federal and state regulatory agencies. Each share of the Bank’s common stock was converted into two shares of Bancorp common stock effected by the filing of Articles of Exchange on that date, and the shareholders of the Bank became the shareholders of Bancorp. The Bank has four subsidiaries, three of which hold foreclosed real estate and the other owns and manages real estate that is used as a branch location and has office and retail space. The accompanying consolidated financial statements of Bancorp and its wholly-owned subsidiary bank (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Bancorp was incorporated in April of 2005 under the laws of the State of Maryland and is a bank holding company registered under the Bank Holding Company Act of 1956. Bancorp is a single bank holding company with one subsidiary, Howard Bank, which operates as a state trust company with commercial banking powers regulated by the Maryland Division of Financial Regulation.

On October 17, 2014, the Bank acquired certain assets and assumed substantially all deposits and certain other liabilities of NBRS Financial Bank (“NBRS”), which was closed on October 17, 2014 by the Maryland Office of the Commissioner of Financial Regulation (the “NBRS Acquisition”). The NBRS Acquisition was completed in accordance with the terms of the Purchase and Assumption Agreement with the Federal Deposit Insurance Corporation (the “FDIC”). The Bank did not acquire any of NBRS’s other real estate owned. See Note 2 for further information regarding the NBRS Acquisition.

The Company is a diversified financial services company providing commercial banking, mortgage banking and consumer finance through banking branches, the internet and other distribution channels to businesses, business owners, professionals and other consumers located primarily in the Greater Baltimore Metropolitan Area.

The following is a description of the Company’s significant accounting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of Bancorp, its subsidiary bank and the Bank’s subsidiaries. All significant intercompany accounts and transactions have been eliminated. The parent company only financial statements report investments in the subsidiary bank under the equity method. Certain reclassifications may have been made to the prior year’s consolidated financial statements to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for credit losses, other-than-temporary impairment of investment securities and deferred income taxes.

Segment Information

The Company has one reportable segment, “Community Banking.” All of the Company’s activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, lending is dependent upon the ability of the Bank to fund itself with deposits and other borrowings and manage interest rate and credit risk. Accordingly, all significant operating decisions are based upon analysis of the Company as one segment or unit.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, cash items in the process of clearing, federal funds sold, and interest-bearing deposits with banks with original maturities of less than 90 days. Generally, federal funds are sold as overnight investments.

F-12

Investment Securities

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are acquired as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available-for-sale are carried at estimated fair value, with unrealized gains or losses based on the difference between amortized cost and fair value reported as accumulated other comprehensive income (loss), net of deferred taxes, a separate component of shareholders’ equity, when appropriate. Realized gains and losses, using the specific identification method, are included as a separate component of noninterest income. Related interest and dividends are included in interest income. Declines in the fair value of individual available-for-sale securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value or that management would be required to sell the security before recovery in fair value.

Nonmarketable Equity Securities

Nonmarketable equity securities include equity securities that are not publicly traded or are held to meet regulatory requirements such as Federal Home Loan Bank stock. These securities are accounted for at cost.

Loans Held-For-Sale

During the quarter ended June 30, 2014 the Company elected to apply the fair value option under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 “Recognition and Measurement of Financial Assets and Financial Liabilities” to loans held for sale. As such, mortgage loans originated and intended for sale into the secondary market are carried at fair value. Fair value is determined based on outstanding investor commitments, and in the absence of such commitments, on current investor yield requirements or third party pricing models. This election was made in order to better align the timing and recognition of the revenues generated with the related costs associated with mortgage loans originated with the intent to sell at the measurement date. Prior to this election, loans were originated and recorded at cost as of the measurement date, and related gains or losses were not recorded until the loan was sold. The effect of implementing the fair value for mortgage loans held for sale during the second quarter accelerated mortgage related revenues by $1.0 million through December 31, 2014.

The Company sells its mortgage loans to third party investors servicing released. Upon sale and delivery, loans are legally isolated from the Company and the Company has no ability to restrict or constrain the ability of third party investors to pledge or exchange the mortgage loans. The Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third party investors to put the mortgage loans back to the Company. Unrealized and realized gains on loan sales are determined using the specific identification method and are recognized through mortgage banking activity in the Consolidated Statement of Operations.

The Company engages in sales of residential mortgage loans originated by the Bank. Loans held for sale are carried at fair value. Fair value is based on outstanding investor commitments or, in absent of such commitments, based on current investor yield requirements based on third party models. Gains and losses on sales of these loans are recorded as a component of noninterest income in the Consolidated Statements of Operations. The Company’s current practice is to sell residential mortgage loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing.

The Company enters into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e. rate lock commitment). Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at a premium at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan.

For purposes of calculating fair value of rate lock commitments, we estimate loan closing and investor delivery rate based on historical experience. The measurement of the estimated fair value of the rate lock commitments is presented as realized and unrealized gains from mortgage banking activities.

F-13

Loans and Leases

Loans are stated at their principal balance outstanding, plus deferred origination costs, less unearned discounts and deferred origination fees. Interest on loans is credited to income based on the principal amounts outstanding. Origination fees and costs are amortized to income over the contractual life of the related loans. Generally, accrual of interest on a loan is discontinued when the loan is delinquent more than 90 days unless the collateral securing the loan is sufficient to liquidate the loan. All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. Interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Loans are tested for impairment no later than when principal or interest payments become 90 days or more past due and they are placed on non-accrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of “minimal delay” in payment (90 days or less) provided eventual collection of all amounts due is expected. The impairment of a loan may be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company’s impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The commercial real estate (“CRE”) loan segment is further disaggregated into two classes; owner occupied loans and non-owner occupied loans. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties, generally have a greater risk profile than owner occupied CRE loans. The residential mortgage loan segment is further disaggregated into two classes: first lien mortgages and second or junior lien mortgages.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual loss experience, current economic events in specific industries and geographic areas including unemployment levels and other pertinent factors including general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Credit losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for credit losses consists of a specific component and a nonspecific component. The components of the allowance for credit losses represent an estimation done pursuant to either the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 450 Contingencies or ASC Topic 310 Receivables. The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans. The credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The specific component of the allowance for credit losses also includes management’s determination of the amounts necessary given concentrations and changes in portfolio mix and volume.

The nonspecific portion of the allowance is determined based on management’s assessment of general economic conditions, as well as economic factors in the individual markets in which the Company operates including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Bank’s historical loss factors used to determine the nonspecific component of the allowance, and it recognizes knowledge of the portfolio may be incomplete. The Bank’s historic loss factors are based upon actual losses incurred by portfolio segment over the preceding 24-month period. In portfolio segments where no actual losses have been incurred within the most recent 24-month period, industry loss data for that portfolio segment, as provided by the FDIC, are utilized. In addition to historic loss factors, the Bank’s methodology for the allowance for credit losses also incorporates other risk factors that may be inherent within the portfolio segments. For each portfolio segment, in addition to the historic loss experience experienced, the other factors that are measured and monitored in the overall determination of the allowance include:

•	changes in lending policies, procedures, practices or personnel;
•	changes in the level and composition of construction portfolio and related risks;
•	changes and migration of classified assets;
•	changes in exposure to subordinate collateral lien positions;

F-14

•	levels and composition of existing guarantees on loans by SBA or other agencies;
•	changes in national, state and local economic trends and business conditions;
•	changes and trends in levels of loan payment delinquencies; and
•	any other factors that management considers relevant to the quality or performance of the loan portfolio.

Each of these qualitative risk factors is measured based upon data generated either internally, or in the case of economic conditions utilizing independently provided data on items such as unemployment rates, commercial real estate vacancy rates, or other market data deemed relevant to the business conditions within the markets served.

The Company’s loan policies state that after all collection efforts have been exhausted, and the loan is deemed to be a loss, then the remaining loan balance will be charged to the Company’s established allowance for credit losses. All loans are evaluated for loss potential once it has been determined by the Watch Committee that the likelihood of repayment is in doubt. When a loan is past due for at least 90 days or a deterioration in debt service coverage ratio, guarantor liquidity, or loan-to-value ratio has occurred that would cause concern regarding the likelihood of the full repayment of principal and interest, and the loan is deemed not to be well secured, the loan should be moved to non-accrual status and a specific reserve is established if the net realizable value is less than the principal value of the loan balance(s). Once the actual loss value has been determined a charge-off against the allowance for credit losses for the amount of the loss is taken. Each loss is evaluated on its specific facts regarding the appropriate timing to recognize the loss.

Other Real Estate Owned

Other real estate acquired through, or in lieu of, foreclosure is initially recorded at fair value less estimated cost to sell at the date of acquisition, establishing a new cost basis. Revenues and expenses from operations are included in noninterest income. Additions to the valuation allowance are included in noninterest expense. Subsequent to foreclosure, valuations are periodically performed by management and an allowance for losses is established, if necessary, by a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.

Intangible Asset

Intangible assets consist of core deposit intangibles (“CDI”) acquired in branch acquisitions. CDI represent the excess of the fair value of liabilities assumed over the fair value of tangible assets acquired in branch acquisitions. These intangible assets are amortized on an accelerated basis over an original life of 10 to 15 years. The Company reviews its intangible assets for impairment yearly, or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such impairment is indicated, impairment is recognized by accelerating the amortization of the asset to the extent that the carrying value exceeds the estimated fair value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, which generally range from 3 to 10 years for furniture, fixtures and equipment and 3 to 5 years for computer software and hardware. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are included in noninterest expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse.

As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company does not have uncertain tax positions that are deemed material, and did not recognize any adjustments for unrecognized tax benefits. The Company’s policy is to recognize interest and penalties on income taxes in other non-interest expenses. The Company remains subject to examination for income tax returns for the years ending after December 31, 2010.

F-15

Net Income Per Common Share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

Share-Based Compensation

Compensation cost is recognized for stock options issued to directors and employees. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. When an award is granted to an employee who is retirement eligible, the compensation cost of these awards is recognized over the period up to when the director or employee first becomes eligible to retire.

Compensation expense for non-vested common stock awards is based on the fair value of the awards, which is generally the market price of the common stock on the measurement date, which, for the Company, is the date of grant, and is recognized ratably over the service period of the award.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In certain cases, the recourse to the Bank to repurchase assets may exist but is deemed immaterial based on the specific facts and circumstances.

Reclassifications

Certain reclassifications to 2013 and 2012 financial presentation were made to conform to the 2014 presentation. These reclassifications did not affect previous reported net income or total shareholders’ equity.

New Accounting Pronouncements

Update ASU No. 2014-14, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure. This update clarifies how creditors classify certain government-sponsored mortgage loans to borrowers with a guarantee that entitles the creditor to recover all or a portion of the unpaid principal balance from the government if the borrower defaults. The amendments in this update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met:

1. The loan has a government guarantee that is not separable from the loan before foreclosure.

2. At the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim.

F-16

3. At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

The amendments in this Update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. Adoption of the amendments in this update can be either a prospective transition method or a modified retrospective transition method. For prospective transition, an entity should apply the amendments in this update to foreclosures that occur after the date of adoption. For modified retrospective transition, an entity should apply the amendments in this update by means of a cumulative effect adjustment (through a reclassification to a separate other receivable) as of the beginning of the annual period of adoption. The Company will evaluate the amendments in this update but does not believe they will have an impact on its financial position or results of operations.

Update ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606): The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company will evaluate the amendments in this update but does not believe they will have an impact on its financial position or results of operations.

ASU No. 2014-04, Receivables –Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The guidance clarifies when an “in substance repossession or foreclosure” occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, such that all or a portion of the loan should be derecognized and the real estate property recognized. ASU 2014-04 states that a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure, or the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The amendments of ASU 2014-04 also require interim and annual disclosure of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The amendments of ASU 2014-04 are effective for interim and annual periods beginning after December 15, 2014, and may be applied using either a modified retrospective transition method or a prospective transition method as described in ASU 2014-04. The Company will evaluate this amendment but does not believe it will have an impact on its financial position or results of operations.

ASU No. 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting and for repurchase financing arrangements; require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in this update require two new disclosures certain transactions. First to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty. Secondly to disclose information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The amendments of ASU 2014-11 are effective for interim and annual periods beginning after December 15, 2014. The Company will evaluate this amendment but does not believe it will have an impact on its financial position or results of operations.

ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Guidance in Topic 718 as it relates to awards with performance conditions that affect vesting should be applied to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. The amendments of ASU 2014-12 are effective for interim and annual periods beginning after December 15, 2015. The Company will evaluate this amendment but does not believe it will have an impact on its financial position or results of operations.

F-17

Note 2: Business Combination

NBRS Acquisition

Upon receipt of information from the FDIC, the Company pursued the FDIC assisted acquisition of NBRS Financial Bank as it was deemed a strategic opportunity to acquire assets and assume the liabilities of an institution that operated in counties contiguous to the Company’s then current market. The Company has accounted for the NBRS Acquisition under the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations,” whereby the acquired assets and assumed liabilities were recorded by the Company at their estimated fair values as of their acquisition date. Fair value estimates were based on management’s acceptance of a fair market valuation analysis performed by an independent third party firm.

In October of 2014 the Bank submitted a bid to the FDIC which included a bid based upon acquiring loans at a discounted amount, and also assuming the deposits of NBRS at a slight deposit premium. The Bank was notified that is was the winning bidder in this process, and the net asset discount accepted by the FDIC was $24.5 million. Immediately after the closing of this transaction, the FDIC remitted these funds to the Bank.

The acquired assets and assumed liabilities of NBRS were measured at estimated fair value. Management made significant estimates and exercised significant judgment in accounting for the acquisition of NBRS. Management judgmentally assigned risk ratings to loans based on appraisals and estimated collateral values, expected cash flows, prepayment speeds and estimated loss factors to measure fair values for loans. Premises and equipment was valued based on recent appraised values. Management used quoted or current market prices to determine the fair value of investment securities.

The statement of net assets acquired and the resulting bargain purchase gain recorded is presented in the following tables. As explained in the notes that accompany the following table, the purchased assets, assumed liabilities and identifiable intangible assets were recorded at the acquisition date fair value.

F-18

	As recorded by NBRS	Fair Value Adjustments		As Recorded By Howard Bancorp, Inc.

Assets

Cash and Due From	$9,684	$-		$9,684
Overnight Investments	2,963	-		2,963
Investment Securities	31,738	-		31,738
Loans	100,490	(11,122	)(a)	89,368
ALLL	-			-
Interest Receivable on Loans	280	-		280
Fixed Assets	384	(215	)(b)	169
Other Assets	690	677	(c)	1,367
Total Assets	146,229	(10,660)		135,569

Liabilities

Deposits - Transaction accounts	83,031	-		83,031
Deposits - CD's	60,327	475	(d)	60,802
Total Deposits	143,358	475		143,833
Other Liabilities	157	-		157
Total Liabilities	$143,515	$475		$143,990

Total Liabilities

Net identifiable assets acquired
over/(under) liabilities assumed	$2,714	$(11,135)		$(8,421)

(a)	Adjustment reflects the fair value adjustments based upon the Company's evaluation of the acquired loan portfolio and excludes the allowance for credit losses recorded by NBRS.
(b)	Adjustment reflects the fair value adjustments based upon the Company's evaluation of the acquired premises and equipment.
(c)	Adjustment reflects the recording of the core deposit intangible on the acquired deposit accounts.
(d)	Adjustment arises since the interest rates paid on interest bearing deposits were higher than rates available in the market on similar deposits as of the acquisition date.

F-19

The following table summarizes the acquired assets and assumed liabilities in the NBRS Acquisition as of the acquisition date, and the pre-tax bargain purchase gain of $16.1 million recognized on the transaction:

(in thousands)

Assets acquired at fair value:

Cash and Cash Equivalents	$12,647
Investment securities available for sale, at fair value	31,738
Loans	89,368
Accrued interest receivable	280
Other assets	859
Core deposit intangible	677
Total fair value of assets acquired	$135,569

Liabilities assumed at fair value:
Deposits	143,833
Accrued expenses and other liabilities	157
Total fair value of liabilities assumed	$143,990

Net liabilities assumed at fair value:		$(8,421)
Transaction cash consideration received from the FDIC		24,511
Bargain purchase gain, before tax		$16,090

Acquired loans

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all NBRS loans as of the acquisition date.

	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Accretable FMV Adjustments	Carrying Value of Loans Receivable

Performing Loans Acquired	$83,536	$-	$83,536	$1,721	$81,815
Impaired Loans Acquired	2,466	1,125	1,341	285	1,056
Loans under contract to sell	14,489	7,992	6,497	-	6,497
Total	$100,490	$9,116	$91,374	$2,006	$89,368

At our acquisition of NBRS, we recorded all loans acquired at the estimated fair value on the purchase date with no carryover of the related allowance for loan losses. On the acquisition date, we segregated the loan portfolio into three loan pools, performing and non-performing loans to be retained in our portfolio, and a third category of loans which upon acquisition had pre-arranged agreements to sell within 30 days of acquisition.

We had an independent third party determine the net discounted value of cash flows on approximately 700 performing loans totaling $83.5 million. The valuation took into consideration the loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, past delinquencies, timing of principal and interest payments, current market rates, loan to value ratios, loss exposures, and remaining balances. These performing loans were segregated into pools based on loan and payment type and in some cases, risk grade. The effect of this fair valuation process was a net accretable discount adjustment of $1.7 million at acquisition.

F-20

We also individually evaluated 13 impaired loans totaling $2.5 million to determine the fair value as of the October 17, 2014 measurement date. In determining the fair value for each individually evaluated impaired loan, we considered a number of factors including the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral and net present value of cash flows we expect to receive, among others.

We established a credit risk related non-accretable difference of $1.1 million relating to these acquired, credit impaired loans, reflected in the recorded net fair value. We further estimated the timing and amount of expected cash flows in excess of the estimated fair value and established an accretable discount adjustment of $285 thousand at acquisition relating to these impaired loans.

During our due diligence, which was conducted as a component of the FDIC bidding process, we invited a third party firm to participate in the onsite loan review in order to allow them to bid upon the majority of the non-accrual and troubled loans held by NBRS. After their review, we entered into a binding agreement where they would purchase specific loans at predetermined amounts, if the Company were the successful bidder in the FDIC process. Because the loans and the pricing was pre-determined, the agreed upon purchase price was deemed to be the fair market value, and these loans were not part of the valuation process utilized on the remaining portfolio loans. These loans were sold to this third party in November 2014 at the fair market value previously determined, and no subsequent gains or losses were recorded upon the sale.

Note 3: Cash and Due from Banks

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2014 and 2013, the Company maintained balances at the Federal Reserve (in addition to vault cash) to meet the reserve requirements as well as balances to partially compensate for services. Additionally, the Company maintained balances with the Federal Home Loan Bank and two domestic correspondents as partial compensation for services they provided to the Company.

Note 4: Investments Securities

The amortized cost and estimated fair values of investments available for sale are as follows:

	December 31,
(in thousands)	2014				2013
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
U.S. Government
Agencies	$37,010	$-	$29	$36,981	$28,522	$1	$2	$28,521
Treasuries	4,000	-	3	3,997	-	-	-	-
Mortgage-backed	95	6	-	101	157	10	-	167
	$41,105	$6	$32	$41,079	$28,679	$11	$2	$28,688

F-21

There have not been any individual securities with an unrealized loss position for a period greater than one year as of either December 31, 2014 or December 31, 2013. Gross unrealized losses and fair value by investment category and length of time the individual securities have been in a continuous unrealized loss position at December 31, 2014 and 2013 is as follows:

December 31, 2014
(in thousands)	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Government Agencies	$26,477	$29	$-	$-	$26,477	$29
Treasuries	3,997	3	-	-	3,997	3
Mortgage-backed	-	-	-	-	-	-
	$30,474	$32	$-	$-	$30,474	$32

December 31, 2013
(in thousands)	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Government agencies	$15,994	$2	$-	$-	$15,994	$2
Mortgage-backed	-	-	-	-	-	-
	$15,994	$2	$-	$-	$15,994	$2

The unrealized losses that existed were a result of market changes in interest rates since the original purchase. Management systematically evaluates investment securities for other-than-temporary declines in fair value on a quarterly basis. This analysis requires management to consider various factors, which include (1) duration and magnitude of the decline in value, (2) the financial condition of the issuer or issuers and (3) structure of the security.

An impairment loss is recognized in earnings if any of the following are true: (1) the Company intends to sell the debt security; (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the Company does not expect to recover the entire amortized cost basis of the security. In situations where the Company intends to sell or when it is more likely than not that the Company will be required to sell the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in shareholders’ equity as a component of other comprehensive income, net of deferred tax.

The amortized cost and estimated fair values of investments available for sale by contractual maturity are shown below:

	December 31,
(in thousands)	2014		2013
	Amortized	Estimated Fair	Amortized	Estimated Fair
	Cost	Value	Cost	Value
Amounts maturing:
One year or less	$33,516	$33,506	$28,522	$28,521
After one through five years	7,508	7,487	51	54
After five through ten years	81	86	106	113
After ten years	-	-	-	-
	$41,105	$41,079	$28,679	$28,688

The NBRS Acquisition increased the Company’s investment securities by approximately $31.7 million. Because the composition of the acquired securities portfolio was primarily long term fixed rate mortgage backed securities, management deemed it prudent for interest rate risk management purposes to liquidate the entire acquired portfolio. Thus, in the fourth quarter of 2014, the Bank both acquired and sold nearly $31.7 million in securities, which resulted in a net loss on the sale of the securities of $228 thousand. There were no sales of investment securities during 2013 or 2012.

F-22

At December 31, 2014 and December 31, 2013, $23.8 million and $20.7 million fair value of securities were pledged as collateral for repurchase agreements, respectively. No single issuer of securities, except for U. S. Government and U. S. Government agency securities had outstanding balances that exceeded ten percent of shareholders’ equity at December 31, 2014.

Note 5: Nonmarketable Equity Securities

At December 31, 2014 and December 31, 2013, the Company’s investment in nonmarketable equity securities consisted of Federal Home Loan Bank of Atlanta stock, which is required for continued membership, of $2.6 million and $2.3 million, respectively. These investments are carried at cost.

Note 6: Loans and Leases

The Company makes loans and leases to customers primarily in the Greater Baltimore Maryland metropolitan area, and surrounding communities. A substantial portion of the Company’s loan portfolio consists of loans to businesses secured by real estate and/or other business assets.

The loan portfolio segment balances at December 31, 2014 and December 31, 2013 are presented in the following table:

	December 31, 2014			December 31, 2013
(in thousands)	Legacy	Acquired	Total	Legacy	Acquired	Total
Real estate
Construction and land	$56,490	$7,668	$64,158	$44,767	$6,117	$50,884
Residential - first lien	58,904	29,389	88,293	38,747	502	39,249
Residential - junior lien	11,006	8,295	19,301	8,220	46	8,266
Total residential real estate	69,910	37,684	107,594	46,967	548	47,515
Commercial - owner occupied	85,824	27,002	112,826	79,623	10,710	90,333
Commercial - non-owner occupied	100,589	23,369	123,958	99,933	13,626	113,559
Total commercial real estate	186,413	50,371	236,784	179,556	24,336	203,892
Total real estate loans	312,813	95,723	408,536	271,290	31,001	302,291
Commercial loans and leases	113,176	26,493	139,669	96,518	3,892	100,410
Consumer	1,485	3,227	4,712	1,153	21	1,174
Total loans	$427,474	$125,443	$552,917	$368,961	$34,914	$403,875

There were $42.9 million and $3.3 million in loans held for sale at December 31, 2014 and December 31, 2013, respectively.

Portfolio Segments

The Company currently manages its credit products and the respective exposure to credit losses (credit risk) by the following specific portfolio segments (classes) which are levels at which the Company develops and documents its systematic methodology to determine the allowance for credit losses attributable to each respective portfolio segment.  These segments are:

•	Commercial business loans & leases – Commercial loans are made to provide funds for equipment and general corporate needs. Repayment of a loan primarily uses the funds obtained from the operation of the borrower’s business. Commercial loans also include lines of credit that are utilized to finance a borrower’s short-term credit needs and/or to finance a percentage of eligible receivables and inventory. The Company’s loan portfolio also includes a small portfolio of equipment leases, which consists of leases for essential commercial equipment used by small to medium sized businesses.
•	Construction and land loans – Commercial acquisition, development and construction loans are intended to finance the construction of commercial and residential properties and include loans for the acquisition and development of land. Construction loans represent a higher degree of risk than permanent real estate loans and may be affected by a variety of factors such as the borrower’s ability to control costs and adhere to time schedules and the risk that constructed units may not be absorbed by the market within the anticipated time frame or at the anticipated price. The loan commitment on these loans often includes an interest reserve that allows the lender to periodically advance loan funds to pay interest charges on the outstanding balance of the loan.
•	Commercial owner occupied real estate loans – Commercial owned-occupied real estate loans consist of commercial mortgage loans secured by owner occupied properties where an established banking relationship exists and involves a variety of property types to conduct the borrower’s operations. The primary source of repayment for this type of loan is the cash flow from the business and is based upon the borrower’s financial health and the ability of the borrower and the business to repay.

F-23

•	Commercial non-owner occupied real estate loans – Commercial non-owner occupied loans consist of properties where an established banking relationship exists and involves investment properties for warehouse, retail, and office space with a history of occupancy and cash flow. This commercial real estate category contains mortgage loans to the developers and owners of commercial real estate where the borrower intends to operate or sell the property at a profit and use the income stream or proceeds from the sale(s) to repay the loan.
•	Consumer loans – This category of loans includes primarily installment loans and personal lines of credit. Consumer loans include installment loans used by customers to purchase automobiles, boats and recreational vehicles.
•	Residential first lien mortgage loans – The residential real estate category contains permanent mortgage loans principally to consumers secured by residential real estate. Residential real estate loans are evaluated for the adequacy of repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios, and collateral values. Loans may be either conforming or non-conforming.
•	Residential junior lien mortgage loans – This category of loans includes primarily home equity loans and lines. The home equity category consists mainly of revolving lines of credit to consumers which are secured by residential real estate. These loans are typically secured with second mortgages on the homes.

Note 7: Credit Quality Assessment

Allowance for Credit Losses

Credit risk can vary significantly as losses, as a percentage of outstanding loans, can vary widely during economic cycles and are sensitive to changing economic conditions.  The amount of loss in any particular type of loan can vary depending on the purpose of the loan and the underlying collateral securing the loan.  Collateral securing commercial loans can range from accounts receivable to equipment to improved or unimproved real estate depending on the purpose of the loan.  Home mortgage and home equity loans and lines are typically secured by first or second liens on residential real estate.  Consumer loans may be secured by personal property, such as auto loans or they may be unsecured loan products.

To control and manage credit risk, management has an internal credit process in place to determine whether credit standards are maintained along with an in-house loan administration accompanied by oversight and review procedures.  The primary purpose of loan underwriting is the evaluation of specific lending risks that involves the analysis of the borrower’s ability to service the debt as well as the assessment of the value of the underlying collateral.  Oversight and review procedures include the monitoring of the portfolio credit quality, early identification of potential problem credits and the management of the problem credits.  As part of the oversight and review process, the Company maintains an allowance for credit losses (the “allowance”) to absorb estimated and probable losses in the loan and lease portfolio.  The allowance is based on consistent, continuous review and evaluation of the loan and lease portfolio, along with ongoing assessments of the probable losses and problem credits in each portfolio. While portions of the allowance are attributed to specific portfolio segments, the entire allowance is available to credit losses inherent in the total loan portfolio.

F-24

The following table provides information on the activity in the allowance for credit losses by the respective loan portfolio segment for the years ended December 31, 2014 and 2013:

	December 31, 2014
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Allowance for credit losses:
Beginning balance	$122	$200	$34	$131	$541	$1,464	$14	$2,506
Charge-offs	-	-	-	-	(160)	(2,054)	(5)	(2,219)
Recoveries	-	1	-	-	4	55	-	60
Provision for credit losses	52	71	21	29	177	2,901	4	3,255
Ending balance	$174	$272	$55	$160	$562	$2,366	$13	$3,602

Allowance allocated to:
Legacy Loans:
individually evaluated for impairment	60	-	-	-	-	483	-	543
collectively evaluated for impairment	108	271	25	142	502	1,745	13	2,806
Acquired Loans:
individually evaluated for impairment	-	-	30	-	-	55	-	85
collectively evaluated for impairment	6	1	-	18	60	83	-	168

Loans:
Legacy Loans:
Ending balance	56,490	58,904	11,006	85,824	100,589	113,176	1,485	427,474
individually evaluated for impairment	1,144	308	-	-	2,700	2,073	-	6,225
collectively evaluated for impairment	55,346	58,596	11,006	85,824	97,889	111,103	1,485	421,249
Acquired Loans:
Ending balance	7,668	29,389	8,295	27,002	23,369	26,493	3,227	125,443
individually evaluated for impairment	-	411	57	-	-	405	92	965
collectively evaluated for impairment	7,668	28,978	8,238	27,002	23,369	26,088	3,135	124,478

	December 31, 2013
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Allowance for credit losses:
Beginning balance	$127	$204	$22	$650	$505	$1,227	$29	$2,764
Charge-offs	-	(183)	-	-	(375)	(759)	-	(1,317)
Recoveries	-	-	-	-	29	80		109
Provision for credit losses	(5)	179	12	(519)	382	916	(15)	950
Ending balance	$122	$200	$34	$131	$541	$1,464	$14	$2,506

Allowance allocated to:
Legacy Loans:
individually evaluated for impairment	-	3	-	-	-	256	-	259
collectively evaluated for impairment	122	197	34	131	541	1,208	14	2,247
Acquired Loans:
individually evaluated for impairment	-	-	-	-	-	-	-	-
collectively evaluated for impairment	-	-	-	-	-	-	-	-

Loans:
Legacy Loans:
Ending balance	44,767	38,747	8,220	79,623	99,933	96,518	1,153	368,961
individually evaluated for impairment	-	331	-	-	2,984	2,975	-	6,290
collectively evaluated for impairment	44,767	38,416	8,220	79,623	96,949	93,543	1,153	362,671
Acquired Loans:
Ending balance	6,117	502	46	10,710	13,626	3,892	21	34,914
individually evaluated for impairment	-	-	-	-	-	-	-	-
collectively evaluated for impairment	6,117	502	46	10,710	13,626	3,892	21	34,914

F-25

Integral to the assessment of the allowance process is an evaluation that is performed to determine whether a specific reserve on an impaired credit is warranted.  At such time an action plan is agreed upon for the particular loan and an appraisal will be ordered (for real estate based collateral) depending on the time elapsed since the prior appraisal, the loan balance and/or the result of the internal evaluation.  The Company’s policy is to strictly adhere to regulatory appraisal standards.  If an appraisal is ordered, no more than a 45 day turnaround is requested from the appraiser, who is selected from an approved appraiser list. After receipt of the updated appraisal, the Company’s Watch Committee will determine whether a specific reserve or a charge-off should be taken based upon an impairment analysis. When potential losses are identified, a specific provision and/or charge-off may be taken, based on the then current likelihood of repayment, that is at least in the amount of the collateral deficiency, and any potential collection costs, as determined by the independent third party appraisal.  Any further collateral deterioration may result in either further specific reserves being established or additional charge-offs.  The President and the Chief Lending Officer have the authority to approve a specific reserve or charge-off between Watch Committee meetings to ensure that there are no significant time lapses during this process.

The Company’s systematic methodology for evaluating whether a loan is impaired begins with risk-rating credits on an individual basis and includes consideration of the borrower’s overall financial condition, resources and payment record, the sufficiency of collateral and, in a select few cases, support from financial guarantors.  In measuring impairment, the Company looks to the discounted cash flows of the project itself or the value of the collateral as the primary sources of repayment of the loan. The Company will consider the existence of guarantees and the financial strength and wherewithal of the guarantors involved in any loan relationship as both a secondary source of repayment and for the potential as the primary repayment of the loan.

The Company typically relies on recent third party appraisals of the collateral to assist in measuring impairment.

Management has established a credit process that dictates that structured procedures be performed to monitor these loans between the receipt of an original appraisal and the updated appraisal.  These procedures include the following:

•	An internal evaluation is updated quarterly to include borrower financial statements and/or cash flow projections.
•	The borrower may be contacted for a meeting to discuss an update or revised action plan which may include a request for additional collateral.
•	Re-verification of the documentation supporting the Company’s position with respect to the collateral securing the loan.
•	At the Watch Committee meeting the loan may be downgraded and a specific reserve may be decided upon in advance of the receipt of the appraisal if it is determined that the likelihood of repayment is in doubt.

The Company generally follows a policy of not extending maturities on non-performing loans under existing terms. The Company may extend the maturity of a performing or current loan that may have some inherent weakness associated with the loan. Maturity date extensions only occur under terms that clearly place the Company in a position to assure full collection of the loan under the contractual terms and /or terms at the time of the extension that may eliminate or mitigate the inherent weakness in the loan.  These terms may incorporate, but are not limited to additional assignment of collateral, significant balance curtailments/liquidations and assignments of additional project cash flows.  Guarantees may be a consideration in the extension of loan maturities, but the Company does not extend loans based solely on guarantees.  As a general matter, the Company does not view extension of a loan to be a satisfactory approach to resolving non-performing credits.  On an exception basis, certain performing loans that have displayed some inherent weakness in the underlying collateral values, an inability to comply with certain loan covenants which are not affecting the performance of the credit or other identified weakness may be extended.

Collateral values or estimates of discounted cash flows (inclusive of any potential cash flow from guarantees) are evaluated to estimate the probability and severity of potential losses.  A specific amount of impairment is established based on the Company’s calculation of the probable loss inherent in the individual loan. The actual occurrence and severity of losses involving impaired credits can differ substantially from estimates.

F-26

Credit risk profile by portfolio segment based upon internally assigned risk assignments are presented below:

	December 31, 2014
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Credit quality indicators:
Legacy Loans:
Not classified	$55,346	$58,439	$10,932	$85,580	$97,889	$111,312	$1,485	$420,983
Special mention	-	-	-	-	-	-	-	-
Substandard	1,144	465	74	244	2,700	1,864	-	6,491
Doubtful	-	-	-	-	-	-	-	-
Total	$56,490	$58,904	$11,006	$85,824	$100,589	$113,176	$1,485	$427,474

Acquired Loans:
Not classified	$7,668	$28,431	$8,238	$27,002	$23,369	$26,088	$3,135	$123,931
Special mention	-	-	-	-	-	-	-	-
Substandard	-	546	-	-	-	-	-	546
Doubtful	-	412	57	-	-	405	92	966
Total	$7,668	$29,389	$8,295	$27,002	$23,369	$26,493	$3,227	$125,443

	December 31, 2013
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Credit quality indicators:
Legacy Loans:
Not classified	$44,767	$38,416	$8,220	$79,623	$99,675	$93,925	$1,153	$365,779
Special mention	-	-	-	-	-	-	-	-
Substandard	-	331	-	-	258	2,593	-	3,182
Doubtful	-	-	-	-	-	-	-	-
Total	$44,767	$38,747	$8,220	$79,623	$99,933	$96,518	$1,153	$368,961

Acquired Loans:
Not classified	$6,117	$502	$46	$10,710	$13,626	$3,892	$21	$34,914
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total	$6,117	$502	$46	$10,710	$13,626	$3,892	$21	$34,914

•	Special Mention - A Special Mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.
•	Substandard - Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
•	Doubtful - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loans classified Special Mention, Substandard, Doubtful or Loss are reviewed at least quarterly to determine their appropriate classification. All commercial loan relationships are reviewed annually. Non-classified residential mortgage loans and consumer loans are not evaluated unless a specific event occurs to raise the awareness of a possible credit deterioration.

F-27

An aged analysis of past due loans is as follows:

	December 31, 2014
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Analysis of past due loans:
Legacy Loans:
Accruing loans current	$55,346	$58,122	$10,932	$85,824	$100,439	$108,451	$1,480	$420,594
Accruing loans past due:
31-59 days past due	-	-	-	-	-	-	5	5
60-89 days past due	-	316	74	-	-	2,816	-	3,206
Greater than 90 days past due	-	158	-	-	150	244	-	552
Total past due	$-	$474	$74	$-	$150	$3,060	$5	$3,763

Non-accrual loans	1,144	308	-	-	-	1,665	-	3,117

Total loans	$56,490	$58,904	$11,006	$85,824	$100,589	$113,176	$1,485	$427,474

Acquired Loans:
Accruing loans current	$7,390	$28,731	$8,186	$27,002	$23,369	$25,738	$3,135	$123,551
Accruing loans past due:
31-59 days past due	-	247	52	-	-	54	-	353
60-89 days past due	-	-	-	-	-	24	-	24
Greater than 90 days past due	278	-	-	-	-	327	-	605
Total past due	$278	$247	$52	$-	$-	$405	$-	$982

Non-accrual loans	-	411	57	-	-	350	92	910
Total loans	$7,668	$29,389	$8,295	$27,002	$23,369	$26,493	$3,227	$125,443

	December 31, 2013
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Analysis of past due loans:
Legacy Loans:
Accruing loans current	$44,767	$37,523	$8,220	$79,623	$99,516	$93,235	$1,153	$364,037
Accruing loans past due:
31-59 days past due	-	570	-	-	-	150	-	720
60-89 days past due	-	323	-	-	-	244	-	567
Greater than 90 days past due	-	-	-	-	159	296	-	455
Total past due	$-	$893	$-	$-	$159	$690	$-	$1,742
Non-accrual loans	-	331	-	-	258	2,593	-	3,182
Total loans	$44,767	$38,747	$8,220	$79,623	$99,933	$96,518	$1,153	$368,961

Acquired Loans:
Accruing loans current	$6,117	$502	$46	$10,710	$13,626	$3,892	$21	$34,914
Accruing loans past due:
31-59 days past due	-	-	-	-	-	-	-	-
60-89 days past due	-	-	-	-	-	-	-	-
Greater than 90 days past due	-	-	-	-	-	-	-	-
Total past due	$-	$-	$-	$-	$-	$-	$-	$-

Non-accrual loans	-	-	-	-	-	-	-	-

Total loans	$6,117	$502	$46	$10,710	$13,626	$3,892	$21	$34,914

F-28

Total loans either in non-accrual status or in excess of 90 days delinquent totaled $5.4 million, which is less than one percent of total loans outstanding, as of December 31, 2014 and represents an increase from the total of $3.6 million, also less than one percent of total loans at December 31, 2013.

The impaired loans for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	& land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Impaired loans:
Legacy Loans:
Recorded investment	1,144	308	-	-	2,700	2,073	-	6,225
With an allowance recorded	334	-	-	-	-	690	-	1,024
With no related allowance recorded	810	308	-	-	2,700	1,383	-	5,201
Related allowance	60	-	-	-	-	483	-	543
Unpaid principal	1,144	308	-	-	2,700	2,127	-	6,279
Average balance of impaired loans	1,108	329	-	-	2,713	2,558	-	6,708
Interest income recognized	37	18	-	-	166	167	-	388

Acquired Loans:

Recorded investment	-	411	57	-	-	405	92	965
With an allowance recorded	-	-	57	-	-	55	-	112
With no related allowance recorded	-	411	-	-	-	350	92	853
Related allowance	-	-	30	-	-	55	-	85
Unpaid principal	-	565	83	-	530	825	327	2,330
Average balance of impaired loans	-	568	83	-	560	829	379	2,419
Interest income recognized	-	-	-	-	-	-	-	-

	December 31, 2013
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	& land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Impaired loans:
Legacy Loans:
Recorded investment	-	331	-	-	2,984	2,975	-	6,290
With an allowance recorded	-	331	-	-	258	677	-	1,266
With no related allowance recorded	-	-	-	-	2,726	2,298	-	5,024
Related allowance	-	4	-	-	31	224	-	259
Unpaid principal	-	331	-	-	2,984	2,978	-	6,293
Average balance of impaired loans	-	333	-	-	2,994	3,706	-	7,033
Interest income recognized	-	15	-	-	208	120	-	343

Included in the total impaired loans above were non-accrual loans of $4.0 million and $3.2 million at December 31, 2014 and 2013, respectively. Interest income that would have been recorded if non-accrual loans had been current and in accordance with their original terms, was $187 thousand, $154 thousand and $113 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

F-29

The following table outlines the acquired impaired loans as of December 31, 2014:

	December 31, 2014
				Commercial	Commercial	Commercial
	Construction	Residential	Residential	owner	non-owner	loans	Consumer
(in thousands)	and land	first lien	junior lien	occupied	occupied	and leases	loans	Total
Acquired Impaired Loans:
Substandard
Contractual payment receivable	$-	$553	$-	$-	$-	$-	$-	$553
Non-Accretable adjustment	-	-	-	-	-	-	-	-
Cash flow expected	-	553	-	-	-	-	-	553
Accretable yield	-	7	-	-	-	-	-	7
Loan receivable	$-	$546	$-	$-	$-	$-	$-	$546

Doubtful
Contractual payment receivable	$-	$565	$83	$-	$530	$825	$328	$2,331
Non-Accretable adjustment	-	50	11	-	530	329	198	1,118
Cash flow expected	-	515	72	-	-	496	130	1,213
Accretable yield	-	103	15	-	-	91	38	247
Loan receivable	$-	$412	$57	$-	$-	$405	$92	$966

The Company transferred one loan totaling $95 thousand, net of reserves to other real estate owned (“OREO”) in 2014, and did not transfer any loans to OREO in 2013. Management routinely evaluates OREO based upon periodic appraisals. In 2014 the Bank did not record any additional valuation allowance. In 2013 and 2012, the Company recorded a valuation allowance of $347 thousand and $48 thousand, respectively, in non-interest expense for properties whose current appraised value was less than the carrying amount.

Loans may have their terms restructured (e.g., interest rates, loan maturity date, payment and amortization period, etc.) in circumstances that provide payment relief to a borrower experiencing financial difficulty. Such restructured loans are considered impaired loans that may either be in accruing status or non-accruing status.  Non-accruing restructured loans may return to accruing status provided there is a sufficient period of payment performance in accordance with the restructure terms.  Loans may be removed from the restructured category in the year subsequent to the restructuring if they have performed based on all of the restructured loan terms.

The trouble debt restructured loans (“TDRs”) at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014
	Number	Non-Accrual	Number	Accrual	Total
(dollars in thousands)	of Loans	Status	of Loans	Status	TDRs
Legacy Loans:
Residential real estate - first lien	1	$308	-	$-	$308
Residential real estate - junior lien	-	-	-	-	-
Commercial loans	6	723	1	226	949
	7	$1,031	1	$226	$1,257

	December 31, 2013
	Number	Non-Accrual	Number	Accrual	Total
(dollars in thousands)	of Loans	Status	of Loans	Status	TDRs
Commercial real estate non-owner occupied	-	$-	-	$-	$-
Commercial loans	6	861	-	-	861
	6	$861	-	$-	$861

F-30

A summary of TDR modifications outstanding and performance under modified terms are as follows:

	December 31, 2014
	Not Performing	Performing
	to Modified	to Modified	Total
(in thousands)	Terms	Terms	TDRs
Legacy Loans:
Residential real estate - first lien
Forberance	$308	$-	$308
Commercial loans
Forberance	723	-	723
Extension or other modification	-	226	226
Total trouble debt restructure loans	$1,031	$226	$1,257

	December 31, 2013
	Not Performing	Performing
	to Modified	to Modified	Total
(in thousands)	Terms	Terms	TDRs
Commercial loans
Forberance	$861	$-	$861
Total commercial	$861	$-	$861

There were 2 legacy loans restructured in 2014 while 6 loans were restructured in 2013. Performing TDRs were in compliance with their modified terms and there are no further commitments associated with these credits.

F-31

Note 8: Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

	December 31, 2014			Weighted
	Gross		Net	Average
	Carrying	Accumulated	Carrying	Remaining Life
(in thousands)	Amount	Amortization	Amount	(Years)
Amortizing intangible assets:
Core deposit intangible	$1,566	$175	$1,391	8.59

During 2014, we acquired additional core deposit intangible totaling $513 thousand for the Havre de Grace branch acquisition, and $677 thousand for the NBRS Acqusition.

	December 31, 2013			Weighted
	Gross		Net	Average
	Carrying	Accumulated	Carrying	Remaining Life
(in thousands)	Amount	Amortization	Amount	(Years)
Amortizing intangible assets:
Core deposit intangible	$376	$34	$342	9.00

Estimated future amortizing expense for amortizing intangibles within the years ending December 31, are as follows:

(in thousands)
2015	$313
2016	241
2017	187
2018	149
2019	122
Thereafter	379
Total amortizing intangible assets	$1,391

Note 9: Premises and Equipment

Premises and equipment include the following at:

	December 31,
(in thousands)	2014	2013
Land	$2,850	$2,850
Building and leasehold improvements	9,002	8,858
Furniture and equipment	3,823	2,414
Software	200	167
	15,875	14,289
Less: accumulated depreciation and amortization	3,753	3,447
Net premises and equipment	$12,122	$10,842

The Company occupies banking and office space in twenty locations, fifteen of which are under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 20 years and provide for one or more renewal options. Rent expense applicable to operating leases amounted to $1.4 million, $903 thousand and $856 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

Depreciation and amortization expense for premises and equipment were $734 thousand, $599 thousand and $523 thousand for the years ended December 31, 2014, 2013 and 2012, respectively

Future minimum lease payments under noncancellable operating leases within the years ending December 31, having an initial term in excess of one year are as follows:

F-32

(in thousands)
2015	$1,301
2016	1,270
2017	1,277
2018	1,307
2019	992
Thereafter	2,511
Total minimum lease payments	$8,658

Note 10: Deposits

The following table details the composition of deposits and the related percentage mix of total deposits, respectively:

	December 31,
(dollars in thousands)	2014			2013
			Weighted			Weighted
		% of	Average		% of	Average
	Amount	Total	Rate	Amount	Total	Rate
Noninterest-bearing demand	$142,727	26%	- %	$89,759	23%	- %
Interest-bearing checking	49,988	9	0.24	31,443	8	0.27
Money market accounts	140,426	25	0.47	96,365	25	0.40
Savings	31,354	6	0.19	12,496	3	0.34
Certificates of deposit $100,000 and over	108,904	19	1.20	110,516	29	1.20
Certificates of deposit under $100,000	80,640	15	0.52	48,370	12	0.72
Total deposits	$554,039	100%	0.61%	$388,949	100%	0.67%

The following table presents the maturity schedule for time deposits maturing within years ending December 31:

(in thousands)
2015	$105,894
2016	55,306
2017	15,938
2018	7,186
2019	5,136
After	84
Total time deposits	$189,544

Interest expense on deposits for the twelve months ended December 31, 2014, December 31, 2014 and December 31, 2013 was as follows:

	December 31,
(in thousands)	2014	2013	2012
Interest-bearing checking	$83	$69	$64
Savings and money market	581	368	422
Certificates of deposit $100,000 and over	917	719	762
Certificates of deposit under $100,000	498	500	530
Total	$2,079	$1,656	$1,778

F-33

Note 11: Short-Term Borrowings

Short-term borrowings consist of overnight unsecured master notes, overnight securities sold under agreement to repurchase and FHLB advances with a final remaining maturity of less than one year. Information relating to short-term borrowings at December 31, 2014 and December 31, 2013 is presented below:

	December 31,
	2014		2013
(dollars in thousands)	Amount	Rate	Amount	Rate

At period end	$48,628	0.23%	$45,658	0.28%
Average for the year	$39,326	0.27%	$28,459	0.40%
Maximum month-end balance	$51,956		$45,658

The Company pledges U.S. Government Agency securities, based upon their fair value, as collateral for 100% of the principal and accrued interest of its repurchase agreements. At December 31, 2014 and 2013 there were $23.8 million and $20.7 million, respectively, in borrowings under these agreements.

If the Company should need to supplement its liquidity, it could borrow, subject to collateral requirements, up to approximately $79.1 million on a line of credit arrangement with the Federal Home Loan Bank of Atlanta (“FHLB”). At December 31, 2014 and 2013 there were $43.0 million and $40.0 million, respectively, in advances outstanding under this arrangement. Total loans pledged as collateral towards short and long term borrowing was $135.9 million at December 31, 2014.

Note 12: Long-Term Borrowings

Long-term borrowings for the periods consisted of the following:

	December 31,
(in thousands)	2014	2013
Federal Home Loan Bank Advances [1]
0.54% Due 2015	$-	$2,000
0.44% Due 2015	-	2,000
0.62% Due 2016	2,000	2,000
0.98% Due 2016	5,000	5,000
0.44% Due 2016	2,000	-
1.46% Due 2017	2,500	2,500
1.12% Due 2017	2,500	-
1.88% Due 2018	2,500	2,500
1.62% Due 2018	2,500	-
Total long-term borrowings	$19,000	$16,000

(1)	Fixed rate advances

F-34

Note 13: Income Taxes

Federal and state income tax expense consists of the following for the years ended:

	December 31,
(in thousands)	2014	2013	2012

Current federal income tax	$1,001	$780	$491
Current state income tax	27	159	129
Deferred federal income tax	5,513	27	410
Deferred state income tax	312	18	108
Total income tax expense	$6,853	$984	$1,138

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended follows:

	December 31,
(in thousands)	2014	2013	2012
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal
income tax expense	5.3	4.0	5.6
Bank owned life insurance	(0.7)	(3.3)	-
Other, net	1.1	(1.3)	1.7
Effective tax rate	39.7%	33.4%	41.3%

The following table is a summary of the tax effect of temporary differences that give rise to a significant portion of deferred tax assets and liabilities:

	December, 31
(in thousands)	2014	2013
Deferred tax assets:
Allowance for credit losses	$621	$100
Valuation on foreclosed real estate	836	836
Supplemental executive retirement plan	247	-
Stock-based compensation	86	59
Deferred loan fees and costs, net	185	89
Unrealized loss on securities	10	-
Other	65	111
Total deferred tax assets	2,050	1,195
Deferred tax liabilities:
Bargain purchase gain	6,259	-
Fair value of loans held for sale	343	-
Unrealized gain on securities	-	4
Depreciation and amortization	134	66
Total deferred tax liabilities	6,736	70
Net deferred tax (liabilities)/assets	$(4,686)	$1,125

Note 14: Related Party Loans

In the normal course of business, loans are made to officers and directors of the Company, as well as to their related interests. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations and do not involve more than the normal risk of collectability. Total outstanding balances to the Company’s executive officers, directors and their related interests at are presented below. Total outstanding loans and unfunded commitments to these parties at December 31, 2014 and December 31, 2013 were $15.5 million and $23.0 million, respectively.

F-35

	December 31,
(in thousands)	2014	2013
Balance January 1	$18,620	$15,673
Additions	2,215	11,821
Change in director status	(2,456)	(36)
Repayments	(4,506)	(8,838)
Balance December 31	$13,873	$18,620

Note 15: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments may include commitments to extend credit, standby letters of credit and purchase commitments. The Company uses these financial instruments to meet the financing needs of its customers. Financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks, and management does not anticipate any losses which would have a material effect on the accompanying financial statements.

Outstanding loan commitments and lines and letters of credit are as follows:

	December 31,
(in thousands)	2014	2013

Unfunded loan commitments	$64,375	$34,464
Unused lines of credit	50,889	41,326
Letters of credit	12,397	9,676

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management’s credit evaluation of the counterparty. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Each customer’s credit-worthiness is evaluated on a case-by-case basis.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.

Note 16: Stock Options, Awards and Warrants

The Company initially raised $4,775,000 of capital by selling to its founders investment units consisting of one share of common stock and a fully detachable warrant equal to .25 shares of common stock per unit. The warrants were issued in recognition of the financial and organizational risk undertaken by the purchasers in the organizational offering. The warrants were immediately exercisable upon issuance and expired ten (10) years from the date of issuance, which was in August 2014. The following table summarizes the warrant activity and related information for the periods ended:

	December 31, 2014		December 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance at January 1,	119,376	$10.00	119,376	$10.00
Granted	-	-	-	-
Exercised	(47,068)	10.00	-	-
Forfeited	(72,308)	10.00	-	-
Balance at December 31,	-	$-	119,376	$10.00
Exercisable at December 31,	-	$-	119,376	$10.00

F-36

The Company’s equity incentive plans provide for awards of nonqualified and incentive stock options as well as vested and non-vested common stock awards. Employee stock options can be granted with exercise prices at the fair market value (as defined within the plan) of the stock at the date of grant and with terms of up to ten years. Except as otherwise permitted in the plan, upon termination of employment for reasons other than retirement, permanent disability or death, the option exercise period is reduced or the options are canceled.

Stock awards may also be granted to non-employee members of the Board of Directors as compensation for attendance and participation at meetings of the Board of Directors and meetings of the various committees of the Board. In 2014 and 2013, the Company issued 5,358 and 5,179 shares of stock, respectively, to directors as compensation for their service.

The following table summarizes the Company’s stock option activity and related information for the years ended:

	December 31, 2014		December 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance at January 1,	387,101	$11.19	395,351	$11.16
Granted	-	-	-	-
Exercised	(4,139)	8.79	-	-
Forfeited	(118,310)	10.02	(8,250)	9.90
Balance at December 31,	264,652	$11.75	387,101	$11.19
Exercisable at December 31,	264,652	$11.75	387,101	$11.19
Weighted average fair value of options granted during the year		$-		$-

The intrinsic value of a stock option is the amount that the market value of the underlying stock exceeds the exercise price of the option. Based upon a fair market value of $11.40 on December 31, 2014 the options outstanding had an aggregate intrinsic value of $175 thousand.

Restricted Stock

In the second quarter of 2013, 50,000 shares of restricted stock were granted, with 30,000 of the shares subject to a three year vesting schedule with one third of the shares vesting each year on the grant date anniversary. The remaining 20,000 awarded shares also are subject to a three year vesting schedule, however they only vest if certain annual performance measures are satisfactorily achieved.

A summary of the activity for the Company’s restricted stock for the period indicated is presented in the following table:

	December 31, 2014		December 31, 2013
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value
Balance at January 1,	50,000	$6.89	-	$-
Granted	-	-	50,000	6.89
Vested	(10,002)	6.91	-	-
Forfeited	(6,668)	6.85	-	-
Balance at December 31,	33,330	$6.89	50,000	$6.89

At December 31, 2014, based on restricted stock awards outstanding at that time, the total unrecognized pre-tax compensation expense related to unvested restricted stock awards was $143 thousand. This expense is expected to be recognized through 2016.

Restricted Stock Units

Restricted stock units (RSUs) are similar to restricted stock, except the recipient does not receive the stock immediately, but instead receives it according to a vesting plan and distribution schedule after achieving required performance milestones or upon remaining with the employer for a particular length of time. Each restricted stock unit that vests entitles the recipient to receive one share of common stock on a specified issuance date. The recipient does not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the shares underlying awarded restricted stock units until the recipient becomes the record holder of those shares.

F-37

During the second and third quarters of 2014, 44,500 restricted stock units were granted, with 19,500 of the units subject to a three year vesting schedule with one-third of the units vesting each year on the grant date anniversary. The remaining 25,000 awarded units also are subject to a three year vesting schedule, however, they only vest if certain annual performance measures are satisfactorily achieved.

A summary of the activity for the Company’s restricted stock units for the periods indicated is presented in the following table:

	December 31, 2014		December 31, 2013
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value
Balance at January 1,	-	$-	-	$-
Granted	44,500	11.21	-	-
Vested	-	-	-	-
Forfeited	-	-	-	-
Balance at December 31,	44,500	$11.21	-	$-

At December 31, 2014, based on RSU awards outstanding at that time, the total unrecognized pre-tax compensation expense related to unvested RSU awards was $376 thousand. This expense is expected to be recognized through 2017.

Stock-Based Compensation Expense:   Stock-based compensation is recognized as compensation cost in the statement of operations based on their fair values on the measurement date, which, for the Company, is the date of the grant. The Company recognized stock-based compensation expense related to the issuance of restricted stock and restricted stock units of $226 thousand as well as $54 thousand for director compensation paid in stock for the year ended December 31, 2014, and stock-based compensation expense of $123 thousand and $105 thousand during 2013 and 2012, respectively.

Valuation of Stock-Based Compensation:   The fair value of the Company’s stock options granted as compensation is estimated on the measurement date, which, for the Company, is the date of grant. The fair value of stock options was calculated using the Black-Scholes option-pricing model. There were no stock options granted in 2014 and 2013. The Company estimated expected market price volatility and expected term of the options based on historical data and other factors.

Note 17: Benefit Plans

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pretax compensation. Participants are eligible for matching Company contributions up to 4% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled $301 thousand, $147 thousand and $110 thousand, respectively, for the years ended December 31, 2014, 2013 and 2012. The Company’s matching contributions vest immediately.

Supplemental Executive Retirement Plan (SERP)

In 2014, the Bank created a SERP for the Chief Executive Officer. Under defined benefit SERP, Ms. Scully will receive $100,000 each year for 15 years after attainment of the Normal Retirement Age (as defined in the SERP). Ms. Scully will earn vesting on a graduated schedule in which she will become fully vested on August 25, 2019, which has been established for purposes of the SERP as her retirement date. Expense related to this plan totaled $625 thousand for 2014.

F-38

Note 18: Income per Common Share

The table below shows the presentation of basic and diluted income (loss) per common share for the years ended:

	December 31,
(dollars in thousands, except per share data)	2014	2013	2012
Net income	$10,412	$1,961	$1,621
Preferred stock dividends	(126)	(165)	(616)
Net income available to common shareholders (numerator)	$10,286	$1,796	$1,005
BASIC
Basic average common shares outstanding (denominator)	4,073,077	4,036,291	3,269,835
Basic income per common share	$2.53	$0.44	$0.31
DILUTED
Average common shares outstanding	4,073,077	4,036,291	3,269,835
Dilutive effect of common stock equivalents	81,203	40,179	-
Diluted average common shares outstanding (denominator)	4,154,280	4,076,470	3,269,835
Diluted income per common share	$2.48	$0.44	$0.31

Common stock equivalents outstanding that are anti-dilutive and thus excluded from calculation of diluted number of shares presented above	110,463	479,971	514,727

Note 19: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by the regulators to ensure capital adequacy, require that the Bank maintain minimum ratios (set forth below) of capital to risk-weighted assets. There are three categories of capital under the guidelines. Tier 1 capital includes common shareholders’ equity, qualifying preferred stock and trust preferred securities, less goodwill and certain other deductions (including the unrealized net gains and losses, after applicable income taxes, on securities available for sale carried at fair value). Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, subordinated debt, the allowance for credit losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of Tier 1 capital (i.e., at least half of total capital must be in the form of Tier 1 capital). Tier 3 capital includes certain qualifying unsecured subordinated debt.

Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to the different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments, are also applied a risk weight after calculating balance sheet equivalent amounts. One of four credit conversion factors (0%, 20%, 50% and 100%) is assigned to loan commitments based on the likelihood of the off-balance sheet item becoming an asset. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In the most recent regulatory report, we were categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

Management believes that, as of December 31, 2014 and 2013, the Bank met all capital adequacy requirements to which it is subject.

F-39

					To be well
					capitalized under
					the FDICIA
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014:
Total capital (to risk-weighted assets)
Howard Bank	$61,393	10.69%	$45,932	8.00%	$57,415	10.00%
Howard Bancorp	$61,811	10.73%	$46,067	8.00%	N/A
Tier 1 capital (to risk-weighted assets)
Howard Bank	$57,791	10.07%	$22,966	4.00%	$34,449	6.00%
Howard Bancorp	$58,208	10.11%	$23,033	4.00%	N/A
Tier 1 capital (to average assets)
(Leverage ratio)
Howard Bank	$57,791	8.54%	$27,073	4.00%	$33,842	5.00%
Howard Bancorp	$58,208	8.60%	$27,072	4.00%	N/A
As of December 31, 2013:
Total capital (to risk-weighted assets)
Howard Bank	$49,902	11.85%	$33,684	8.00%	$42,105	10.00%
Howard Bancorp	$50,700	12.05%	$33,668	8.00%	N/A
Tier 1 capital (to risk-weighted assets)
Howard Bank	$47,396	11.26%	$16,842	4.00%	$25,263	6.00%
Howard Bancorp	$48,195	11.45%	$16,834	4.00%	N/A
Tier 1 capital (to average assets)
(Leverage ratio)
Howard Bank	$47,396	9.77%	$19,406	4.00%	$24,257	5.00%
Howard Bancorp	$48,195	9.93%	$19,414	4.00%	N/A

Note 20: Preferred Stock

On September 22, 2011, we entered into a Securities Purchase Agreement with the Secretary of the Treasury, pursuant to which Bancorp issued and sold to the Treasury 12,562 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series AA, having a liquidation preference of $1,000 per share, for aggregate proceeds of $12,562,000. The issuance was pursuant to the Treasury’s Small Business Lending Fund (SBLF) program, a $30 billion fund established under the Small Business Jobs Act of 2010, which encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. The Series AA Preferred Stock holders are entitled to receive non-cumulative dividends payable quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, which is calculated on the aggregate Liquidation Amount, was initially set at 5% per annum based upon the then-current level of “Qualified Small Business Lending” (“QSBL”) by the Bank and is currently set at 1%. The dividend rate for each dividend period may vary and is set based upon the percentage change in qualified lending between each dividend period and the baseline QSBL level established at the time the Agreement was entered into. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods and from 1% per annum to 7% per annum for the eleventh through the eighteenth dividend periods and though March 22, 2016 with respect to the nineteenth dividend period. If the Series AA Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%. Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases. Such dividends are not cumulative, but Bancorp may only declare and pay dividends on its common stock (or any other equity securities junior to the Series AA Preferred Stock) if it has declared and paid dividends for the current dividend period on the Series AA Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities. In addition, if we have not timely declared and paid dividends on the Series AA Preferred Stock for six dividend periods or more, whether or not consecutive, the Treasury (or any successor holder of Series AA Preferred Stock) may designate a representative to attend all meetings of Bancorp’s Board of Directors in a nonvoting observer capacity and Bancorp must give such representative copies of all notices, minutes, consents and other materials that Bancorp provide to its directors in connection with such meetings.

We may redeem the shares of Series AA Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the Liquidation Amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by our primary federal banking regulator.

F-40

Note 21: Fair Value

FASB ASC Topic 820 “Fair Value Measurements” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under FASB ASC Topic 820, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These hierarchy levels are:

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measurements

All classes of investment securities available for sale are recorded at fair value using reliable an unbiased evaluations by an industry wide valuation service and therefor fall into a Level 2 of the fair value hierarchy. The service uses evaluated pricing models that vary based on asset class and include available trade, bid and other market information. Various methodologies include broker quotes, propriety models, descriptive terms and conditions databases, and quality control programs.

Fair value of loans held for sale is based upon outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements or third party pricing models and are considered Level 2. Gains and losses on loans sales are determined using specific identification method. Changes in fair value are recognized in the Consolidated Statement of Operations as part of realized and unrealized gain on mortgage banking activities.

Interest rate lock commitments are recorded at fair value determined as the amount that would be required to settle each of these derivatives at the balance sheet date. In the normal course of business, the Company enters into contractual interest rate lock commitments to extend credit to borrowers with fixed expiration dates. The commitment becomes effective when the borrowers lock in a specified interest rate within the time frames established by the mortgage division. All borrowers are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time interest rate is locked by the borrower and the sale date of the loan to an investor. To mitigate this interest rate risk inherent in providing rate lock comments to borrowers, the Company enters in best effort forward sales contracts to sell loans to investors. The forward sales contracts lock in an interest rate price for the sale of loans similar to the specific rate lock commitment. Rate lock commitments to the borrowers through to the date the loan closes are undesignated derivatives and accordingly, are marked to fair value in earnings. These valuations fall into a Level 2 of the fair value hierarchy.

Non-recurring Fair Value Measurements

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

F-41

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or market value. Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable. The value of real estate collateral is determined based on appraisal by qualified licensed appraisers hired by the Company. The value of business equipment, inventory and accounts receivable collateral is based on the net book value on the business' financial statements and, if necessary, discounted based on management's review and analysis. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of valuation, and/or management's expertise and knowledge of the client and client's business. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

Other real estate owned acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at the lower of cost or fair value, less selling costs. Any write-downs to fair value at the time of transfer to OREO are charged to the allowance for credit losses subsequent to foreclosure. Values are derived from appraisals of underlying collateral and discounted cash flow analysis. There was no valuation losses recognized for 2014. Valuation losses due to reductions in appraised values on OREO of $347 thousand and $48 thousand were recognized for years ended December 31, 2013 and 2012, respectively. These charges were for declines in the value of OREO subsequent to foreclosure. OREO is classified within Level 3 of the hierarchy.

The following table sets forth the Company's financial assets and liabilities that were accounted for or disclosed at fair value on a recurring basis at December 31, 2014 and December 31, 2013.

December 31, 2014		Quoted Price in	Significant
		Active Markets	Other	Significant
	Carrying	for Identical	Observable	Unobservable
	Value	Assets	Inputs	Inputs
(in thousands)	(Fair Value)	(Level 1)	(Level 2)	(Level 3)
Investment securities:
U.S. Goverment agencies	$36,981	$-	$36,981	$-
U.S. Goverment treasuries	3,997	-	3,997	-
Mortgage-backed securities	101	-	101	-
Loans held for sale	42,881	-	42,881	-
Rate lock commitments	342	-	342	-

December 31, 2013		Quoted Price in	Significant
		Active Markets	Other	Significant
	Carrying	for Identical	Observable	Unobservable
	Value	Assets	Inputs	Inputs
(in thousands)	(Fair Value)	(Level 1)	(Level 2)	(Level 3)
Investment securities:
U.S. Goverment agencies	$28,521	$-	$28,521	$-
Mortgage-backed securities	167	-	167	-

Assets under fair value option:

December 31, 2014	Carrying	Aggregate
	Fair Value	Unpaid
(in thousands)	Amount	Principle	Difference
Loans held for sale	$42,881	$41,668	$1,213

There were no LHFS that were nonaccrual or 90 days or more past due and still accruing interest at December 31, 2014. Net gain from the changes included in earnings in fair value of LHFS was $1.2 million at December 31, 2014. There were no loans under the fair value option at December 31, 2013.

The following table sets forth the Company's financial assets and liabilities that were accounted for or disclosed at fair value on a nonrecurring basis as of December 31, 2014 and December 31, 2013. OREO is carried at fair value less anticipated costs to sell. Impaired loans are measured using the fair of collateral, if applicable.

F-42

December 31, 2014		Quoted Price in	Significant
		Active Markets	Other	Significant
	Carrying	for Identical	Observable	Unobservable
	Value	Assets	Inputs	Inputs
(in thousands)	(Fair Value)	(Level 1)	(Level 2)	(Level 3)
Other real estate owned	$2,472	$-	$-	$2,472
Impaired loans:
Construction and land	1,084	-	-	1,084
Residential - first lien	719	-	-	719
Residential - junior lien	27	-	-	27
Commercial - owner occupied	-	-	-	-
Commercial - non-owner occupied	2,700	-	-	2,700
Commercial loans and leases	1,940	-	-	1,940
Consumer	92	-	-	92

December 31, 2013		Quoted Price in	Significant
		Active Markets	Other	Significant
	Carrying	for Identical	Observable	Unobservable
	Value	Assets	Inputs	Inputs
(in thousands)	(Fair Value)	(Level 1)	(Level 2)	(Level 3)
Other real estate owned	$2,377	$-	$-	$2,377
Loans held for sale	3,298	-	3,298	-
Impaired loans:
Construction and land	-	-	-	-
Residential - first lien	327	-	-	327
Residential - junior lien	-	-	-	-
Commercial - owner occupied	-	-	-	-
Commercial - non-owner occupied	2,953	-	-	2,953
Commercial loans and leases	2,751	-	-	2,751
Consumer	-	-	-	-

At December 31, 2014 OREO consisted of the outstanding balance of $4.6 million, less valuation allowance of $2.1 million. At December 31, 2013 OREO consisted of outstanding balances of $4.5 million, less valuation allowance of $2.1 million. Impaired loans had a recorded investment of $8.3 million and $6.0 million at December 31, 2014 and 2013, respectively. Additional provisions on impaired loans for the year ended 2014 and 2013 were $0.6 million and $0.2 million, respectively.

Various techniques are used to valuate OREO and impaired loans.  All loans for which the underlying collateral is real estate, either Construction, Land, Commercial, or Residential, an independent appraisal is used to identify the value of the collateral.  The approaches within the appraisal report include sales comparison, income, and replacement cost analysis.  The resulting value will be adjusted by a selling cost of 9.5% and the residual value will be used to determine if there is an impairment. Commercial loans and leases and consumer utilize a liquidation approach to the impairment analysis.

The following table presents required information in accordance with ASC Topic 825 “Financial Instruments” December 31, 2014 and 2013. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are based on quoted market prices where available or calculated using present value techniques. Since quoted market prices are not available on many of our financial instruments, estimates may be based on the present value of estimated future cash flows and estimated discount rates. These financial assets and liabilities have not been recorded at fair value:

The following methods and assumptions were used to estimate the fair value of financial instruments where it is practical to estimate fair value:

Securities available-for-sale: Based on quoted market prices. If quoted market price is not available fair value is estimated using quoted market prices for similar securities.

Nonmarketable equity securities: Because these securities are not marketable, the carrying amount approximates the fair value.

F-43

Loans held for sale: Loans held for sale are carried at fair value. Based on outstanding investor commitments or, in absent of such commitments, based on current investor yield requirements on third party models.

Derivative financial instruments: Based on estimate loan closing and investor delivery rate based on historical experience.

Loans: For variable rate loans the carrying amount approximates the fair value. For fixed rate loans the fair value is calculated by discounting estimated cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated cash flows do not anticipate prepayments.

Deposits: The carrying amount of non-maturity deposits such as demand deposits, money market and saving deposits approximates the fair value. The fair value of deposits with predetermined maturity dates such as certificate of deposits is estimated by discounting the future cash flows using current rates of similar deposits with similar remaining maturities.

Short-term borrowing: Variable rate repurchase agreements carrying amounts approximate the fair values at the reporting date.

Long-term borrowing: Because the borrowing is a variable rate instrument, the carrying amount approximates the fair value.

Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented for loans would be indicative of the value negotiated in an actual sale.

The following table presents the estimated fair value of the company’s financial instruments for the periods indicated:

	December 31, 2014
			Quoted Price in	Significant
			Active Markets	Other	Significant
			for Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
(in thousands)	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Investment securities	$41,079	$41,079	$-	$41,079	$-
Nonmarketable equity securities	2,571	2,571	-	2,571	-
Loans held for sale	42,881	42,881	-	42,881	-
Rate lock commitments	342	342	-	342	-
Loans and leases	549,315	547,825	-	-	547,825
Financial Liabilities
Deposits	554,039	554,660	-	-	554,660
Short-term borrowings	48,628	48,628	-	48,628	-
Long-term borrowings	19,000	19,055	-	19,055	-

F-44

	December 31, 2013
			Quoted Price in	Significant
			Active Markets	Other	Significant
			for Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
(in thousands)	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Investment securities	$28,688	$28,688	$-	$28,688	$-
Nonmarketable equity securities	2,282	2,282	-	2,282	-
Loans held for sale	3,298	3,298	-	3,298	-
Loans and leases	401,369	401,652	-	-	401,652
Financial Liabilities
Deposits	388,949	389,220	-	-	389,220
Short-term borrowings	45,658	45,658	-	45,658	-
Long-term borrowings	16,000	16,008	-	16,008	-

F-45

Note 22: Parent Company Financial Information

The condensed financial statement for Howard Bancorp, Inc. (Parent Only) is presented below:

Howard Bancorp, Inc.

Balance Sheets

	December 31,
(in thousands)	2014	2013
ASSETS
Cash and cash equivalents	$1,356	$1,865
Loans, net of unearned income	-	-
Allowance for credit losses	-	-
Net loans	-	-
Investment in subsidiaries	59,166	47,744
Other assets	71	68
Total assets	$60,593	$49,677

LIABILITIES
Short-term borrowings	$874	$981
Other Liabilities	76	72
Total liabilities	950	1,053

SHAREHOLDERS' EQUITY
Preferred stock—par value $0.01
(liquidation preference of $1,000 per share) authorized 5,000,000; shares issued and outstanding 12,562 series AA shares at December 31, 2014 and December 31, 2013, net of issuance cost	12,562	12,562
Common stock - par value of $0.01 authorized 10,000,000 shares; issued and outstanding 4,145,547 shares at December 31, 2014 and 4,095,650 December 31, 2013	41	41
Capital surplus	38,360	37,607
Retained earnings/(accumulated deficit)	8,696	(1,590)
Accumulated other comprehensive (loss) income, net	(16)	4
Total shareholders’ equity	59,643	48,624
Total liabilities and shareholders’equity	$60,593	$49,677

F-46

Statements of Operations

	For the year ended
	December 31,
(in thousands)	2014	2013	2012
INTEREST INCOME
Interest and fees on loans	$-	$11	$3
INTEREST EXPENSE
Short-term borrowings	6	5	7
NET INTEREST INCOME/(EXPENSE)	(6)	6	(4)
Provision for credit losses	-	(3)	3
Net interest expense after provision for credit losses	(6)	9	(7)
NONINTEREST EXPENSE
Compensation and benefits	192	86	83
Other operating expense	228	223	147
Total noninterest expense	420	309	230
Loss before income tax and equity in undistributed income of subsidiary	(426)	(300)	(237)
Income tax benefit	(145)	-	(2)
Loss before equity in undistributed income of subsidiary	(281)	(300)	(235)
Equity in undistributed income of subsidiary	10,693	2,261	1,856
Net income	$10,412	$1,961	$1,621
Preferred stock dividends	126	165	616
Net income available to common shareholders	$10,286	$1,796	$1,005

F-47

Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,412	$1,961	$1,621
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for credit losses	-	(3)	3
Deferred income taxes (benefits)	1	-	(1)
Share-based compensation	246	124	105
Equity in undistributed income of subsidiary	(10,693)	(2,245)	(1,857)
Increase in other assets	(3)	(22)	(1)
Increase (decrease) in other liabilities	4	(109)	(145)
Net cash provided (used) by operating activities	(33)	(294)	(275)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in loans outstanding	-	250	(250)
Investment in subsidiary	(750)	(8,500)	-
Net cash used in investing activities	(750)	(8,250)	(250)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increasein short-term borrowings	(107)	605	(802)
Net proceeds from issuance of common stock, net of cost	507	-	8,980
Cash dividends on preferred stock	(126)	(165)	(616)
Net cash (used in) provided by financing activities	274	440	7,562
Net (decrease) increase in cash and cash equivalents	(509)	(8,104)	7,037
Cash and cash equivalents at beginning of period	1,865	9,969	2,932
Cash and cash equivalents at end of period	$1,356	$1,865	$9,969

Note 23: Quarterly Financial Results (unaudited)

The following table provides a summary of selected consolidated quarterly financial data for the years ended December 31, 2014 and December 31, 2014:

	2014
	Fourth	Third	Second	First
(in thousands, except per share data.)	Quarter	Quarter	Quarter	Quarter
Interest income	$7,207	$5,813	$5,397	$4,943
Interest expense	671	648	568	515
Net interest income	6,536	5,165	4,829	4,428
Provision for loan losses	686	2,068	325	176
Noninterest income	18,399	2,175	2,059	623
Noninterest expense	8,891	4,961	5,349	4,493
Net income before income taxes	15,358	311	1,214	382
Income tax expenses	6,185	75	477	116
Net income	9,173	236	737	266
Preferred stock Dividends	32	31	32	31
Net income available to common shareholders	$9,141	$205	$705	$235

Net income per common share, basic	$2.23	$0.05	$0.17	$0.06
Net income per common share, diluted	$2.18	$0.05	$0.17	$0.06

F-48

	2013
	Fourth	Third	Second	First
(in thousands, except per share data.)	Quarter	Quarter	Quarter	Quarter
Interest income	$4,906	$4,656	$4,160	$3,989
Interest expense	520	497	445	439
Net interest income	4,386	4,159	3,715	3,550
Provision for loan losses	284	140	165	361
Noninterest income	362	319	316	327
Noninterest expense	3,731	3,707	3,049	2,752
Net income before income taxes	733	631	817	764
Income tax expenses	177	223	303	281
Net income	556	408	514	483
Preferred stock Dividends	31	32	33	69
Net income available to common shareholders	$525	$376	$481	$414

Net income per common share, basic	$0.13	$0.09	$0.12	$0.10
Net income per common share, diluted	$0.13	$0.09	$0.12	$0.10

Note 24: Subsequent Events

Merger Agreement with Patapsco Bancorp, Inc.

On March 2, 2015, Bancorp entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Patapsco Bancorp, Inc., a Maryland corporation (“Patapsco”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Patapsco will merge with and into Bancorp, with Bancorp continuing as the surviving entity (the “Merger”). Immediately following the consummation of the Merger, The Patapsco Bank, a Maryland-state chartered commercial bank and wholly-owned subsidiary of Patapsco (“Patapsco Bank”), will merge with and into the Bank, with the Bank continuing as the surviving entity. The Merger Agreement was approved by the Board of Directors of each of Bancorp and Patapsco. Patapsco stockholders may seek appraisal rights as objecting stockholders under Maryland law.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, Patapsco stockholders will have the right to receive consideration with a fixed value of $10,053,000 (or $5.09 per share based upon 1,974,843 shares of Patapsco common stock outstanding) with 20% payable in cash and 80% payable in shares of Bancorp common stock (in aggregate, the “Merger Consideration”). The number of shares of Howard common stock constituting the stock portion of the Merger Consideration will be determined by dividing $8,042,400 by the average closing price of Bancorp common stock for the 20 trading days prior to the five business days prior to the effective time of the Merger (the “Average Closing Price”), except that in no event will (i) such number of shares be less than 478,702 or more than 893,577 and (ii) the fraction (the “Exchange Ratio”) obtained by dividing $5.09 by the Average Closing Price be less than 0.3030 or more than 0.5656. The per share cash consideration payable as Merger Consideration is $5.09. Bancorp also has the right to change the mix of cash and stock payable as Merger Consideration at its election, but in no event will the cash portion exceed 50% of the Merger Consideration. The Exchange Ratio is subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving Howard common stock.

The foregoing summary does not purport to be complete and is qualified in its entirety by the text of the agreement, which was attached as Exhibit 2.1 (Agreement and Plan of Merger, dated as of March 2, 2015, by and between Howard Bancorp, Inc. and Patapsco Bancorp, Inc.) to the Current Report on Form 8-K filed March 3, 2015.

Institutional Investment

On March 2, 2015, Bancorp entered into investment agreements (the “Investment Agreements”) with several bank institutional investors (each an “Investor” and collectively, the “Investors”) for the purchase and sale of an aggregate of 2,173,913 shares of Bancorp common stock (the “Shares”), for an aggregate purchase price of $24,999,999.50. The purchase price per Share was $11.50. The purchase and sale of the Shares pursuant to the Investment Agreements will be completed following approval by Bancorp’s stockholders of a resolution permitting the issuance pursuant Nasdaq Stock Market LLC Listing Standard 5635(d) at its upcoming annual meeting, which Bancorp expects to hold in May 2015. When consummated, no Investor will own more than 9.9% of the outstanding shares of Bancorp common stock, without giving effect to the shares to be issued pursuant to the Merger Agreement. Additionally, no board seats or board observation rights were provided to any Investor.

Pursuant to the Investment Agreements, the Company agreed to, among other things, prepare and file with the SEC, on or before the 30th day following issuance of the Shares, a registration statement registering the Shares for resale. The Investment Agreements also contain representations, warranties and other agreements that are customary in transactions of this type.

F-49

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Patapsco Bancorp, Inc. & Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Patapsco Bancorp, Inc. and subsidiaries, which comprise the consolidated statements of financial condition as of June 30, 2014 and 2013, and the related consolidated statements of operations, statements of comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

F-49A

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Bancorp, Inc. and subsidiaries as of June 30, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Salisbury, Maryland

September 10, 2014

F-49B

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

(in thousands except for share and per share data)	March 2015	June 2014	June 2013
	Unaudited
Assets
Cash on hand and due from banks	$3,320	$4,058	$3,486
Interest bearing deposits in other financial institutions	5,881	11,008	13,294
Total Cash and Cash Equivalents	9,201	15,066	16,780
Investment Securities
Available for sale	21,306	25,274	25,066
Held to maturity (fair value of $8,753, $19,582 and $24,627)	8,744	19,962	25,046
Loans receivable, net of allowance for loan losses of $2,573, $ 2,944 and $3,012 Respectively	169,482	159,680	155,015
Securities required by law, at cost	1,439	1,437	1,288
Real estate acquired through foreclosure and other repossessed assets	984	1,550	903
Property and equipment, net	2,934	3,050	3,203
Intangible assets	—	—	39
Accrued interest receivable	613	614	615
Bank owned life insurance	4,623	2,519	2,446
Deferred taxes	872	1,095	37
Other assets	456	443	323
Total Assets	$220,654	$230,690	$230,761

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing deposits	$11,461	$12,485	$10,865
Interest bearing deposits	171,340	181,561	190,684
Total Deposits	182,801	194,046	201,549
Junior subordinated debentures	5,000	5,000	5,000
Long-term debt	14,000	14,000	9,000
Accrued expenses and other liabilities	2,444	2,109	1,860
Total liabilities	204,245	215,155	217,409

Stockholders’ equity
Preferred Stock - Series A Cumulative Perpetual; $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $1,000 per share; 6,000 shares issued and outstanding	6,087	6,037	5,969
Warrant preferred stock – Series B Cumulative Perpetual; $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $1,000 per share; 300 shares issued and outstanding	290	295	303
Common stock; $0.01 par value; authorized 4,000,000 shares; issued and outstanding 1,974,843, 1,974,843 shares and 1,974,843 shares, Respectively	20	20	20
Additional paid-in capital	7,900	7,900	7,901
Retained earnings (accumulated deficit)	2,009	1,316	(784)
Accumulated other comprehensive (loss) income, net of taxes	103	(33)	(57)
Total Stockholders’ Equity	16,409	15,535	13,352
Total Liabilities and Stockholders’ Equity	$220,654	$230,690	$230,761

See accompanying notes to consolidated financial statements.

F-50

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

For the Nine Months Ended March 31, 2015 and 2014 and for the Years Ended June 30, 2014 and 2013

	(Unaudited) For the Nine Months Ended		For the Year Ended
(in thousands except for per share data)	March 2015	March 2014	June 2014	June 2013
Interest Income:
Loans receivable, including fees	$5,910	$6,108	$8,086	$9,310
Investment securities	673	684	938	773
Federal funds sold and other investments	12	13	20	35
Total Interest Income	6,595	6,805	9,044	10,118

Interest Expense:
Deposits	874	1,047	1,373	1,627
Short-term debt	5	2	2	—
Junior subordinated debentures and long-term debt	310	299	401	560
Total Interest Expense	1,189	1,348	1,776	2,187

Net interest income	5,406	5,457	7,268	7,931
Provision for loan losses	—	—	—	1
Net interest income after provision for loan losses	5,406	5,457	7,268	7,930

Non-Interest Income:
Fees and service charges	313	367	478	567
Gain on sale of securities available for sale	5	—	52	96
Other	111	65	88	92
Total Non-Interest Income	429	432	618	755

Non-Interest Expense:
Compensation and employee benefits	2,445	2,515	3,377	3,932
Professional fees	691	514	654	543
Federal deposit insurance assessments	227	199	276	517
Equipment expenses	129	99	138	208
Net occupancy expense	416	428	569	542
Advertising	8	7	8	133
Data processing	315	339	454	440
Amortization of core deposit intangible	—	39	39	51
Telephone, postage and delivery	135	155	207	223
Provision for losses on and cost of real estate acquired through foreclosure	53	312	374	671
Other	543	445	592	729
Total Non-Interest Expense	4,962	5,052	6,688	7,989

Income Before Provision for Income Taxes	873	837	1,198	696
Provision for income taxes	134	—	(962)	—
Net Income	$739	$837	$2,160	$696
Preferred stock dividends	553	304	537	387
Net Income Available for Common Stockholders	$186	$533	$1,623	$309
Basic earnings per common share	$0.09	$0.27	$0.82	$0.16
Diluted earnings per common share	$0.09	$0.27	$0.82	$0.16
Cash dividends declared per common share	$—	$—	$—	$—

F-51

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

For the Nine Months Ended March 31, 2015 and 2014 and for the Years ended June 30, 2014 and 2013

	Unaudited
	For the Nine Months Ended		For the Years Ended
(in thousands)	March 2015	March 2014	June 2014	June 2013
Net income	$739	$837	$2,160	$696
Other comprehensive loss:
Reclassification adjustment for gains realized in net loss, net of income taxes of $2, $ - , $21 and $38, respectively	(3)	—	(31)	(58)
Unrealized net holding gain (loss) on securities available for sale, net of income taxes of $90, ($39), $36 and $54, respectively	139	(59)	55	83
Total other comprehensive income	136	(59)	24	25
Total comprehensive income	$875	$778	$2,184	$721

See accompanying notes to consolidated financial statements.

F-52

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the Nine Months Ended March 31, 2015 and Years Ended June 30, 2014 and 2013

(In thousands except for share data)	Preferred Stock	Warrant Preferred Stock	Common Stock	Additional Paid-In Capital	(Accumulated deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income, Net of Taxes	Total Stockholders’ Equity

Balance at June 30, 2012	$5,901	$311	$20	$7,899	$(1,420)	$(82)	$12,629
Net income	—	—	—	—	696	—	696
Total other comprehensive income, net of taxes	—	—	—	—	—	25	25
Accretion of net discount on preferred & warrant preferred stock	68	(8)	—	—	(60)	—	—
Amortization of deferred compensation- restricted stock awards	—	—	—	2	—	—	2
Balance at June 30, 2013	5,969	303	20	7,901	(784)	(57)	13,352
Net income	—	—	—	—	2,160	—	2,160
Total other comprehensive income, net of taxes	—	—	—	—	—	24	24
Accretion of net discount on preferred & warrant preferred stock	68	(8)	—	—	(60)	—	—
Amortization of deferred compensation- restricted stock awards	—	—	—	(1)	—	—	(1)
Balance at June 30, 2014	$6,037	$295	$20	$7,900	$1,316	$(33)	$15,535
Net income	—	—	—	—	739	—	737
Total other comprehensive income, net of taxes	—	—	—	—	—	136	136
Accretion of net discount on preferred & warrant preferred stock	50	(5)	—	—	(45)	—	—
Balance at March 31, 2015 (Unaudited)	$6,087	$290	$20	$7,900	$2,009	$103	$16,409

See accompanying notes to consolidated financial statements.

F-53

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Nine Months Ended March 31, 2015 and 2014 and for the Years Ended June 30, 2014 and 2013

	Unaudited
	For the Nine Months Ended		For the Years Ended
(in thousands)	March 2015	March 2014	June 2014	June 2013
Cash flows from operating activities:
Net income	$739	$837	$2,160	$696
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premiums and discounts, net	97	239	288	458
Gain on sale of securities available for sale	(5)	—	(52)	(96)
Amortization of deferred loan origination fees, net of costs	(1)	(3)	(4)	(4)
Provision for loan losses	—	—	—	1
Provision for loss on real estate acquired through foreclosure	26	95	130	492
Gain on sale of real estate acquired through foreclosure	(49)	(7)	(27)	(15)
Depreciation	142	153	202	244
Amortization of core deposit intangible	—	39	39	51
Increase in cash value of bank-owned life insurance	(104)	(55)	(73)	(78)
Deferred income tax benefit	134	—	1,149	—
Deferred tax valuation allowance	—	—	(2,223)	—
(Increase) decrease in accrued interest and other assets	(12)	(252)	(54)	1,226
Non-cash compensation under stock-based benefit plans	—	(1)	(1)	2
Increase (decrease) in accrued expenses and other liabilities	334	207	249	(491)
Net cash provided by operating activities	1,301	1,252	1,783	2,486
Cash flows from investing activities:
Purchase of investments held to maturity	(995)	—	—	(33,141)
Proceeds from CALL of securities held to maturity	12,190	1,000	5,000	8,000
Proceeds from maturing securities available for sale and
principal repayments on mortgage-backed securities	3,124	5,246	6,403	17,317
Purchase of securities available for sale	—	(2,524)	(11,365)	(4,412)
Proceeds from sale of securities available for sale	1,005	—	4,592	2,888
Net (increase) decrease in loans receivable	(9,806)	(4,739)	6,205	17,915
Proceeds from sale of real estate acquired through foreclosure	589	495	779	692
Net change in investments required by law	(2)	(129)	(149)	111
Purchases of property and equipment	(26)	(46)	(49)	(57)
Purchases of bank-owned life insurance	(2,000)	—	—	—
Net cash provided (used) by investing activities	4,079	(697)	(994)	9,313
Cash flows from financing activities:
Net decrease in deposits	(10,911)	(6,439)	(7,053)	(23,810)
Net decrease in advance payments by borrowers	(334)	(449)	(450)	(54)
Proceeds from long-term borrowings	—	5,000	5,000	6,000
Repayments of long-term borrowings	—	—	—	(6,000)
Net cash used in financing activities	(11,245)	(1,933)	(2,503)	(23,864)
Net decrease in cash and cash equivalents	(5,865)	(1,378)	(1,714)	(12,065)
Cash and cash equivalents at beginning of year	15,066	16,780	16,780	28,845
Cash and cash equivalents at end of year	$9,201	$15,402	$15,066	$16,780
Supplemental cash flow information:

Interest paid	$1,129	$1,198	$1,674	$1,812
Income taxes paid	—	—	—	—
Loans transferred to real estate acquired through foreclosure, net	—	1,529	1,529	654

See accompanying notes to consolidated financial statements.

F-54

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Patapsco Bancorp, Inc. (the Company) is the holding company of The Patapsco Bank (Bank). The Bank owns 100% of Prime Business Leasing, Inc. (Prime Leasing), PFSL Holding Corp. (PFSL) and Patapsco Financial Services, Inc. (Patapsco Financial). The primary business of the Bank is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. The Bank is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. The Bank is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies. The primary business of Prime Leasing is the servicing of commercial finance leases. In October, 2008 management made a strategic decision to cease the origination of leases. The primary business of PFSL is to hold foreclosed real estate. The primary business of Patapsco Financial is the sale of consumer investment products.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank, Prime Leasing, PFSL, and Patapsco Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and income and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair value of financial instruments, the valuation of real estate acquired through foreclosure, the determination of other-than-temporary impairment on securities and the valuation of deferred tax assets.

Management believes that the allowance for loan losses is adequate. While management uses and considers available information in making the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in Baltimore and the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Patapsco's allowance for loan losses. Such agencies may require Patapsco to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

In preparing these financial statements, the Company evaluated the events and transactions that occurred from June 30, 2014 through the date these financial statements were issued. In the opinion of management, all adjustments (consisting solely of normal and recurring adjustments) necessary for the fair presentation of the consolidated financial condition and the consolidated results of operations for the unaudited periods presented have been included. The results of operations and other data presented for the nine month period ended March 31, 2015, are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2015. Certain prior year amounts have been reclassified to conform to the current year presentation.

Significant Concentrations of Credit Risk

Most of the Company’s activities are with customers in the Greater Baltimore Metropolitan Area. Note 2 discusses the types of securities the Company invests in. Note 3 discuss the types of lending that the Company engages in. The Company’s largest lending relationship is $3.2 million.

The Company's residential lending operations are focused in the State of Maryland, primarily the Baltimore Metropolitan area. While residential lending is generally considered to involve less risk than other forms of lending, payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area.

The Company has money market investments with one institution, the total of which exceeds the FDIC insurance limitations. This constitutes a concentration of credit risk.

F-55

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash Equivalents

Cash equivalents include short-term investments, with an original maturity of 90 days or less, which consist of interest-bearing deposits in other financial institutions.

Investment Securities

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. As the Company does not engage in securities trading, the balance of its debt securities are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects.

Accounting Standards Codification (“ASC”) Topic 320, “Investments – Debt and Equity Securities” clarified the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flow expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive loss.

For purposes of computing realized gains or losses on the sales of securities, cost is determined using the specific identification method. Premiums and discounts on securities are amortized over the term of the security using the interest method.

Securities Required by Law

Securities required by law represent Federal Reserve Bank of Richmond (“FRB”) and Federal Home Loan Bank of Atlanta stock (“FHLB”), which are considered restricted as to marketability. Management evaluates the Company’s restricted stock in the FHLB and FRB for impairment in accordance with ASC Topic 350, “Accounting by Certain Entities (Including with Trade Receivables) That Lend to or Finance the Activities of Others.” Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. The Company has concluded that the restricted stock investment is not impaired as of March 31, 2015 (unaudited), June 30, 2014 and 2013.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Consumer loans are generally charged off after they become more than 90 days past due. All other loans are charged off when management concludes that they are uncollectible.

F-56

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company accounts for loans in accordance with ASC Topic 310, “Receivables,” when due to a deterioration in a borrower’s financial position, the Company grants concessions that would not otherwise be considered. Interest income is recognized on these loans using the accrual method of accounting, provided they are performing in accordance with their restructured terms and are considered collectible.

Loan Fees

Loan origination fees are deferred and amortized to income over the contractual lives of the related loans using the interest method. Certain incremental direct loan origination costs are deferred and recognized over the contractual lives of the related loans using the interest method as a reduction of the loan yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

Allowance for Loan Losses

The allowance for loan losses (“allowance”) consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance represents an amount that, in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principles of accounting: (1) ASC Topic 450 “Contingencies”, that requires losses to be accrued when their occurrence is probable and estimable, and (2) ASC Topic 310, “Receivables,” that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original terms of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience, ranging from the last 12 months to 4 years with the majority using a 3 year historical loss, and consideration of the current economic environment and other qualitative factors that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan losses that is recorded as a current period expense. The reserve for unfunded lending commitments represents management’s estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated statement of financial condition. The amount of the reserve for unfunded lending commitments is not material to the consolidated financial statements.

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, the quality of the risk identification system and credit administration and local and national economic trends. These factors are applied to each segment of the loan portfolio and consider the characteristics contained thereof. If circumstances differ materially from the assumptions used in determining the allowance, future adjustments to the allowance may be necessary and results of operations could be affected. Because events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

Commercial Lending - The Company originates commercial loans primarily to businesses located in its primary market area and surrounding areas. These loans are used for various business purposes which include short-term loans, lines of credit to finance machinery and equipment purchases, inventory, and accounts receivable. Generally, the maximum term for loans extended on machinery and equipment is based on the projected useful life of such machinery and equipment. Most business lines of credit are written on demand and may be renewed annually.

Commercial loans are generally secured with short-term assets. However, in many cases additional collateral such as real estate is provided as additional security for the loan. Loan-to-value maximum values have been established by the Company and are specific to the type of collateral. Collateral values may be determined using invoices, inventory reports, accounts receivable aging reports, collateral appraisals, collateral brokers price opinions (“BPO’s”), etc.

F-57

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In underwriting commercial loans, an analysis of the borrower’s character, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of conditions affecting the borrower is performed. Analysis of the borrower’s past, present, and future cash flows is also an important aspect of the Company’s analysis.

Commercial loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions.

Commercial Real Estate Lending - The Company engages in commercial real estate lending in its primary market area and surrounding areas. The Company’s commercial real estate loan portfolio is secured primarily by commercial retail space, office buildings, and hotels. Generally, commercial real estate loans have terms that do not exceed 20 years, have loan-to-value ratios of up to 80% of the appraised value of the property, and are typically secured by personal guarantees of the borrowers.

In underwriting these loans, the Company performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Appraisals on properties securing commercial real estate loans originated by the Company are performed by independent appraisers.

Commercial real estate loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions.

Commercial Real Estate Construction Lending - The Company engages in commercial real estate construction lending in its primary market area and surrounding areas. The Company’s commercial real estate construction lending consists of commercial and residential site development loans as well as commercial building construction and residential housing construction loans.

The Company’s commercial real estate construction loans are generally secured with the subject property. Terms of construction loans depend on the specifics of the project, such as: estimated absorption rates, estimated time to complete, etc.

In underwriting commercial real estate construction loans, the Company performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the project using feasibility studies, market data, etc. Appraisals on properties securing commercial real estate loans originated by the Company are performed by independent appraisers.

Commercial real estate construction loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions.

Residential Lending - One-to-four family residential loan originations are generated by the Company’s marketing efforts, its present customers, walk-in customers, and referrals. These loans originate primarily within the Company’s market area or with customers primarily from the market area.

The Company offers fixed-rate and adjustable-rate mortgage loans with terms up to a maximum of 30 years for both permanent structures and those under construction. The Company’s one-to-four-family residential originations are secured primarily by properties located in its primary market area and surrounding areas. The majority of the Company’s residential loans originate with a loan-to-value of 80% or less. Loans in excess of 80% are required to have private mortgage insurance.

In underwriting one-to-four family residential loans, the Company evaluates both the borrower’s ability to make monthly payments and the value of the property securing the loan. Properties securing residential loans made by the Company are appraised by independent fee appraisers. The Company generally requires borrowers to obtain an attorney’s title opinion or title insurance, as well as fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. The Company has not engaged in subprime residential originations.

F-58

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consumer Lending - The Company offers a variety of secured and unsecured consumer loans, including home equity lines of credit, home equity loans, and loans secured by savings deposits primarily within the Company’s market area or with customers primarily from the market area.

Home equity lines of credit are secured by the borrower’s primary residence with a maximum loan-to-value of 90% and a maximum term of 20 years.

In underwriting home equity lines of credit, a thorough analysis of the borrower’s willingness and financial ability to repay the loan as agreed is performed. The ability to repay is determined by the borrower’s employment history, current financial conditions, and credit background. The analysis is based primarily on the customer’s ability to repay and secondarily on the collateral or security.

Home equity lines of credit and consumer loans secured by savings deposits generally present a lower level of risk than other types of consumer loans because they are secured by the borrower’s primary residence or deposit accounts held at the Company, respectively.

A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of insignificant delay in payment if the Company expects to collect all amounts due, including past-due interest. The Company generally considers a period of insignificant delay in payment to include delinquency up to and including 90 days. Impairment is measured through a comparison of the loan’s carrying amount to the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are evaluated collectively for impairment. Accordingly, the Company does not separately identify individual residential first and second mortgage loans and consumer installment loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful, and loss. Loans classified special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weakness may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristics that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

F-59

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation computed by use of the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized and costs of repairs and maintenance are expensed when incurred. The related costs and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

Real Estate Acquired Through Foreclosure and Other Repossessed Assets

Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

Bank Owned Life Insurance

The Bank has purchased life insurance contracts on certain officers and is the sole owner and primary beneficiary of the policies. Income from these contracts will be used to offset or recover increasing costs associated with employee benefits. Cash value totaled $4.6 million, $2.5 million and $2.4 million at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively.

Deferred Income Taxes

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Income (Loss) per Share

Basic earnings per common share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Net income (numerator) was adjusted for preferred stock dividends for all affected periods presented.

	Nine Months Ended		Year Ended
	March 31, 2015		June 30, 2014		June 30, 2013
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income available for common stockholders	$184	$184	$1,623	$1,623	$309	$309
Weighted average common shares outstanding	1,975	1,975	1,976	1,976	1,979	1,979
Dilutive shares	—	—	—	—	—	—
Diluted weighted average shares outstanding	1,975	1,975	1,976	1,976	1,979	1,979
Per share amount	$0.09	$0.09	$0.82	$0.82	$0.16	$0.16

At March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013, there were no stock options outstanding.

F-60

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock-Based Compensation

In accordance with ASC Topic 718 “Compensation – Stock Compensation,” the Company records compensation costs related to share-based payment transactions in the financial statements over the period that an employee provides services in exchange for the award using the modified prospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively, and to record compensation cost prospectively on the non-vested portion, at the date of adoption of ASC Topic 718, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method.

Intangible Assets

Acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives, which for the Company is 10 years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired.

Intangible assets were fully amortized at June 30, 2014. Amortization expense was $39,000 and $52,000 for the years ended June 30, 2014 and June 30, 2013, respectively.

Long-Lived Assets

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in ASC Topic 360 Property, Plant and Equipment. As of March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013, certain loans existed in which management considered impaired.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Segment Reporting

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine networks, the Bank offers a full array of commercial and retail financial services, including taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, and mortgage operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassification

Certain prior year’s amounts have been reclassified to conform to the current year’s presentation. Such reclassifications had no impact on the Company’s stockholders’ equity or net loss.

Guarantees

The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company, generally, holds collateral and/or personal guarantees supporting these commitments. The Company had $387,000, $656,000 and $882,000 of standby letters of credit as of March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013, respectively. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding guarantees. The amount of the liability as of March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013 for guarantees under standby letters of credit issued is not material.

F-61

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Off Balance Sheet Arrangements

In the ordinary course of business, the Company has entered into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expensed during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

The FASB has issued several exposure drafts which, if adopted, would significantly alter the Company’s (and all other financial institutions’) method of accounting for, and reporting, its financial assets and some liabilities from a historical cost method to a fair value method of accounting as well as the reported amount of net interest income. Also, the FASB has issued an exposure draft regarding a change in the accounting for leases. Under this exposure draft, the total amount of “lease rights” and total amount of future payments required under all leases would be reflected on the balance sheets of all entities as assets and debt. If the changes under discussion in either of these exposure drafts are adopted, the financial statements of the Company could be materially impacted as to the amounts of recorded assets, liabilities, capital, net interest income, interest expense, depreciation expense, rent expense and net income. The Company has not determined the extent of the possible changes at this time. The exposure drafts are in different stages of review, approval and possible adoption.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The main objective of the ASU is to conform the requirements for measuring fair value and the disclosure information under U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for the disclosure about fair value measurements. Other amendments clarify existing requirements and change particular principles or requirements for measuring fair value or disclosing information about fair value measurements. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, early application for public entities is not permitted. The Company will review the requirements of ASU No. 2011-04 and comply with its requirements. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220):  Presentation of Comprehensive Income.  The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income.  To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated.  The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive.

F-62

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2011, the FASB issued ASU 2011-10, Property, Plant, and Equipment (Topic 360):  Derecognition of in Substance Real Estate-a Scope Clarification.  The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness.  That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt.  The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date.  Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities.  For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted.  This ASU did not have a significant impact on the Company’s financial statements.

ASU 2011-11, “Balance Sheet (Topic 210) – “Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 amends Topic 210, “Balance Sheet,” to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and did not have a significant impact on the Company’s financial statements.

ASU 2012-02 “Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. If, under the quantitative impairment test, the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. ASU 2012-02 is effective for the Company beginning January 1, 2013 (early adoption permitted) and did not have a significant impact on the Company’s financial statements.

ASU 2013-02, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 amends recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 became effective for the Company on January 1, 2013 and did not have a significant impact on the Company’s financial statements.

ASU 2013-08, “Financial Services – Investment Companies (Topic 946) – Amendments to the Scope, Measurement and Disclosure Requirements.” ASU 2013-08 clarifies the characteristics of investment companies and sets forth a new approach for determining whether a company is an investment company. The fundamental characteristics of an investment company include (i) the company obtains funds from investors and provides the investors with investment management services; (ii) the company commits to its investors that its business purpose and only substantive activities are investing the funds for returns solely from capital appreciation, investment income, or both; and (iii) the company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. ASU 2013-08 also sets forth the scope, measurement and disclosure requirements for investment companies. ASU 2013-08 is effective for the Company on January 1, 2014 and is not expected to have any impact on the Company’s financial statements.

F-63

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

ASU 2013-10, “Derivatives and Hedging (Topic 815) – Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” ASU 2013-10 permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (“LIBOR”). ASU 2013-10 became effective for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013 and did not have a significant impact on the Company’s financial statements.

ASU 2013-12, “Definition of a Public Business Entity - An Addition to the Master Glossary." ASU 2013-12 amends the Master Glossary of the FASB Accounting Standards Codification to include one definition of public business entity for future use in U.S. GAAP and identifies the types of business entities that are excluded from the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies. ASU 2013-12 did not have a significant impact on the Company’s financial statements.

(2)	Investment Securities

Investment securities are summarized as follows as of March 31, 2015 (unaudited):

	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Available For Sale
U.S. Government agencies	$1,000	$8	$—	$1,008
Mortgage-backed securities, residential	2,324	25	—	2,349
Collateralized mortgage obligations	17,812	179	(42)	17,949
	$21,136	$212	$(42)	$21,306
Held to Maturity
U.S. Government agencies	$8,744	$12	$(3)	$8,753
	$8,744	$12	$(3)	$8,753

Investment securities are summarized as follows as of June 30:

	2014
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Available For Sale
Corporate bonds	$1,000	$1	$-	$1,001
U.S. Government agencies	1,000	-	(14)	986
Mortgage-backed securities, residential	2,724	5	—	2,729
Collateralized mortgage obligations	20,604	96	(142)	20,558
	$25,328	$102	$(156)	$25,274
Held to Maturity
U.S. Government agencies	$19,962	$1	$(381)	$19,582
	$19,962	$1	$(381)	$19,582

F-64

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2013
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Available For Sale
Corporate bonds	$2,000	$-	$(70)	$1,930
U.S. Government agencies	1,000	-	(34)	966
Mortgage-backed securities, residential	5,239	90	(15)	5,314
Collateralized mortgage obligations	16,921	79	(144)	16,856
	$25,160	$169	$(263)	$25,066
Held to Maturity
U.S. Government agencies	$25,046	$6	$(425)	$24,627
	$25,046	$6	$(425)	$24,627

The contractual maturities of investment securities at March 31, 2015 (unaudited) are as follows:

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value
Due in less than one year	$-	$-	$-	$-
Due in one to five years	-	-	-	-
Due after five through ten years	-	-	-	-
Due after ten years	1,000	1,008	8,744	8,753
Mortgage-backed securities, residential	2,324	2,349	—	—
Collateralized mortgage obligations	17,812	17,949	—	—
	$21,136	$21,306	$8,744	$8,753

The contractual maturities of investment securities at June 30, 2014 are as follows:

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value
Due in less than one year	$-	$-	$-	$-
Due in one to five years	-	-	-	-
Due after five through ten years	1,000	1,001	-	-
Due after ten years	1,000	986	19,962	19,582
Mortgage-backed securities, residential	2,724	2,729	-	-
Collateralized mortgage obligations	20,604	20,558	-	-
	$25,328	$25,274	$19,962	$19,582

During the years ended June 30, 2014 and 2013, $4.6 million and $2.9 million in gross proceeds were received on securities sold at a gross gain of $52,000 and $96,000, respectively, using the specific identification method.

All mortgage-backed securities and collateralized mortgage obligations in the portfolio were comprised of securities issued by U.S. Government agencies.

During the year ended June 30, 2013 the Bank’s federal funds accommodation line with their correspondent bank became unsecured so there was no longer a requirement to pledge Investment Securities as collateral. Securities, issued by agencies of the federal government, with a carrying value of $2.4 million, $3.2 million and $6.8 million on March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively, were pledged to secure the Company’s borrowing capacity at the Federal Reserve’s discount window.

F-65

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the Company’s investment securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 (unaudited).

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)
Collateralized mortgage obligations	$1,205	$(4)	$3,449	$(38)	$4,654	$(42)
Total Temporarily Impaired Securities	$1,205	$(4)	$3,449	$(38)	$4,654	$(42)

At March 31, 2015, the Company had 6 securities in an unrealized loss position. Unrealized losses detailed above relate primarily to U.S. Government agency bonds and agency collateralized mortgage obligations. The decline in fair value is considered temporary and is primarily due to interest rate fluctuations. The Company does not have the intent to sell these securities, and it is more likely than not that it will not be required to sell the securities prior to their recovery. None of the individual unrealized losses are significant. The Company continues to monitor the unrealized loss positions in its securities and tests for possible impairment on a quarterly basis.

The following table shows the Company’s investment securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2014.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)
U.S. Government agencies	$—	$—	$986	$(14)	$986	$(14)
Collateralized mortgage obligations	6,013	(29)	4,748	(113)	10,761	(142)
Total Temporarily Impaired Securities	$6,013	$(29)	$5,734	$(127)	$11,747	$(156)

At June 30, 2014, the Company had 14 securities in an unrealized loss position. Unrealized losses detailed above relate primarily to U.S. Government agency bonds and agency collateralized mortgage obligations. The decline in fair value is considered temporary and is primarily due to interest rate fluctuations. The Company does not have the intent to sell these securities, and it is more likely than not that it will not be required to sell the securities prior to their recovery. None of the individual unrealized losses are significant. The Company continues to monitor the unrealized loss positions in its securities and tests for possible impairment on a quarterly basis.

The following table shows the Company’s investment securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2013.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)
Corporate bonds	$—	$—	$1,930	$(70)	$1,930	$(70)
U.S. Government agencies	24,594	(459)	—	—	24,594	(459)
Mortgage-backed securities, residential	1,026	(15)	—	—	1,026	(15)
Collateralized mortgage obligations	8,244	(132)	252	(12)	8,496	(144)
Total Temporarily Impaired Securities	$33,864	$(606)	$2,182	$(82)	$35,794	$(688)

F-66

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Loans and Related Allowance for Loan Losses

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions of the commitment are met. Commitments are generally funded from loan principal repayments, excess liquidity and deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Substantially all of the Company's outstanding commitments at March 31, 2015 (unaudited), June 30, 2014 and 2013 are for loans, which would be secured by various forms of collateral with values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Outstanding commitments to extend credit are as follows:

	March 31, 2015 (unaudited)
(In thousands)	Fixed Rate	Floating Rate
Real estate loans	$1,663	$2,887
Undisbursed lines of credit	5,646	4,488
	$7,309	$7,375

	June 30, 2014
(In thousands)	Fixed Rate	Floating Rate
Real estate loans	$2,039	$3,419
Undisbursed lines of credit	4,992	3,534
	$7,031	$6,953

	June 30, 2013
(In thousands)	Fixed Rate	Floating Rate
Commercial business loans	$1,550	$400
Real estate loans	4,957	5,478
Undisbursed lines of credit	5,118	3,687
	$11,625	$9,565

As of March 31, 2015 (unaudited), June 30, 2014 and 2013, the Company was servicing loans for the benefit of others in the amount of $5,783,000, $5,727,000 and $8,177,000, respectively. These balances represent commercial and commercial real estate participations sold. No servicing assets or liabilities have been recognized on these transactions as the Company has determined that the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties:

(in thousands)	At March 31,	At June 30,
	2015	2014	2013
	(unaudited)
Beginning balance	$1,010	$1,316	$1,181
New loans or draws on existing loans	—	145	310
Loan repayments	(983)	(451)	(175)
Ending balance	$27	$1,010	$1,316

F-67

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables summarize the allowance for loan losses and recorded investment in loans receivable:

(In thousands)		Commercial
	Commercial	Real Estate	Construction	Residential	Consumer	Total
Allowance for credit losses:
Beginning balance at July 1, 2014:	$1,686	$850	$118	$113	$177	$2,944
Provisions	9	(129)	115	32	(27)	—
Charge-offs	(328)	(93)	—	—	(16)	(437)
Recoveries	16	—	—	—	50	66
Ending balance at
March 31, 2015 (unaudited)	$1,383	$628	$233	$145	$184	$2,573
Ending balance: individually evaluated for impairment	$525	$250	$—	$—	$—	$775
Ending balance: collectively evaluated for impairment	$858	$378	$233	$145	$184	$1,798

(in thousands)
As of March 31, 2015 (unaudited)	Commercial	Commercial Real Estate	Construction	Residential	Consumer	Total
Loan receivables:
Ending balance	$32,214	$45,015	$4,498	$84,411	$5,918	$172,056
Ending balance: individually evaluated for impairment	$3,749	$1,100	$—	$74	6	$4,929
Ending balance: collectively evaluated for impairment	$28,465	$43,915	$4,498	$84,337	$5,912	$167,127

(in thousands)		Commercial
	Commercial	Real Estate	Construction	Residential	Consumer	Total
Allowance for credit losses:
Beginning balance at July 1, 2013:	$1,432	$630	$692	$96	$162	$3,012
Provisions	209	17	(358)	41	91	—
Charge-offs	(1)	(97)	(400)	(24)	(161)	(683)
Recoveries	46	300	184	—	85	615
Ending balance at June 30, 2014	$1,686	$850	$118	$113	$177	$2,944
Ending balance: individually evaluated for impairment	$940	$250	$—	$—	$—	$1,190
Ending balance: collectively evaluated for impairment	$746	$600	$118	$113	$177	$1,754

F-68

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands)		Commercial
As of June 30, 2014	Commercial	Real Estate	Construction	Residential	Consumer	Total
Loan receivables:
Ending balance	$35,084	$47,064	$2,537	$70,780	$7,159	$162,624
Ending balance: individually evaluated for impairment	$4,950	$1,031	$—	$77	3	$6,061
Ending balance: collectively evaluated for impairment	$30,134	$46,033	$2,537	$70,703	$7,156	$156,563

		Commercial
(in thousands)	Commercial	Real Estate	Construction	Residential	Consumer	Total
Allowance for credit losses:
Beginning balance at July 1, 2012:	$1,565	$1,362	$493	$89	$232	$3,741
Provisions	80	(274)	198	28	(31)	1
Charge-offs	(331)	(813)	-	(24)	(150)	(1,318)
Recoveries	118	355	1	3	111	588
Ending balance at June 30, 2013	$1,432	$630	$692	$96	$162	$3,012
Ending balance: individually evaluated for impairment	$275	$-	$400	$-	$-	$675
Ending balance: collectively evaluated for impairment	$1,157	$630	$292	$96	$162	$2,337

(In thousands)		Commercial
As of June 30, 2013	Commercial	Real Estate	Construction	Residential	Consumer	Total
Loan receivables:
Ending balance	$38,106	$45,299	$7,281	$58,935	$8,406	$158,027
Ending balance: individually evaluated for impairment	$5,750	$1,929	$1,164	$103	63	$9,009
Ending balance: collectively evaluated for impairment	$32,356	$43,370	$6,117	$58,832	$8,343	$149,018

As of March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013, the allowance for loan losses included an unallocated excess amount of $530,000, $321,000 and $0, respectively. The unallocated allowance was spread to the various loan categories proportionately based on their relative size of the allocated loan losses excluding the allocated amount. Management is comfortable with this amount as they feel the amount is adequate to absorb inherent potential losses in the loan portfolio.

F-69

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables set forth information with respect to the Company’s impaired loans by portfolio class:

(in thousands)	Recorded	Unpaid Principal	Related	Average Recorded	Interest Income
As of March 31, 2015 (unaudited)	Investment	Balance.	Allowance	Investment	Recorded
Impaired loans with no related allowance recorded:

Commercial Business	$2,610	$4,744	$—	$2,834	$156
Commercial real estate	513	599	—	560	20
Residential	74	74	—	76	3
Consumer	6	6	—	4	—

Impaired loans with an allowance recorded:

Commercial business	$1,139	$1,884	$525	$1,824	$—
Commercial real estate	587	639	250	484	—
Total impaired loans:

Commercial business	$3,749	$6,628	$525	$4,658	$156
Commercial real estate	1,100	1,238	250	1,044	20
Residential	74	74	—	76	3
Consumer	6	6	—	4	—

(In thousands)	Recorded	Unpaid Principal	Related	Average Recorded	Interest Income
As of June 30, 2014	Investment	Balance	Allowance	Investment	Recorded
Impaired loans with no related allowance recorded:

Commercial Business	$2,680	$4,814	$—	$2,790	$145
Commercial real estate	409	409	—	1,274	26
Construction	—	—	—	24	—
Residential	77	77	—	92	3
Consumer	3	3	—	13	—

Impaired loans with an allowance recorded:

Commercial business	$2,270	$3,446	$940	$2,283	$8
Commercial real estate	622	674	250	441	—
Construction	—	—	—	526	—

Total impaired loans:

Commercial business	$4,950	$8,260	$940	$5,073	$153
Commercial real estate	1,031	1,083	250	1,715	26
Construction	—	—	—	550	—
Residential	77	77	—	92	3
Consumer	3	3	—	13	—

F-70

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands)	Recorded	Unpaid Principal	Related	Average Recorded	Interest Income
As of June 30, 2013	Investment	Balance	Allowance	Investment	Recorded
Impaired loans with no related allowance recorded:

Commercial business	$2,848	$4,789	$—	$2,793	$158
Commercial real estate	1,929	2,144	—	2,423	76
Construction	9	193	—	109	—
Residential	103	103	—	137	4
Consumer	63	63	—	14	4

Impaired loans with an allowance recorded:

Commercial business	$2,902	$3,771	$275	$1,967	$112
Commercial real estate	—	—	—	653	—
Construction	1,155	1,330	400	1,237	—

Total impaired loans:

Commercial business	$5,750	$8,560	$275	$4,760	$270
Commercial real estate	1,929	2,144	—	3,076	76
Construction	1,164	1,523	400	1,346	—
Residential	103	103	—	137	4
Consumer	63	63	—	14	4

Management uses an eight point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are considered not criticized, and are aggregated as “Pass” rated. Risks Ratings One through Three are deemed “acceptable”. Four rated credits require a quarterly review, because potential weakness in some form may exist. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, may be on non-accrual, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category are on non-accrual and have a definite loss of an undetermined amount. The portion of any loan that represents a specific allocation of the allowance for loan losses is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential loans are included in the Pass categories unless a specific action, such as a delinquency, bankruptcy, repossession or death occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. Commercial Loans, Commercial Real Estate Loans, Construction Loans, Residential Loans, and Consumer Loans that are greater than 30 days past due are individually reviewed on a monthly basis and reported to the Board of Directors. In addition, all Commercial, Commercial Real Estate, Construction, Residential and Consumer Loans rated Four through Eight are evaluated with a detailed review, including plans for resolution, and presented to the Watch Committee quarterly. Loans in the Special Mention, Substandard and Doubtful categories are evaluated for impairment and are given separate consideration in the determination of the allowance. The Company engages an external consultant to conduct loan reviews every twelve to eighteen months. Generally, the external consultant randomly reviews relationships within the Commercial and Commercial Real Estate portfolios with an emphasis on loans over $500,000, concentrations, criticized assets, non-performing and Regulation O Loans.

F-71

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth information with respect to the Company’s credit quality indicators as of June 30, 2014 and 2013.

(in thousands)

Commercial Credit Exposure Credit Risk Profile by Internally Assigned Grade

	Commercial		Commercial Real Estate		Construction		Residential
(In thousands)	2014	2013	2014	2013	2014	2013	2014	2013
Pass	$26,393	$31,050	$42,972	$41,352	$2,537	$4,505	$69,764	$57,989
Special Mention	5,309	786	2,608	2,453	—	1,612	318	210
Substandard	2,380	6,270	1,484	1,054	—	1,614	698	736
Doubtful	1,002	—	—	440	—	—	—	—
Total	$35,084	$38,106	$47,064	$45,299	$2,537	$7,281	$70,780	$58,935

Consumer Credit Exposure Credit Risk Profile by Internally Assigned Grade

	Consumer
	2014	2013
Performing	7,156	$8,301
Nonperforming	3	105
Total	$7,159	$8,406

F-72

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of March 31, 2015 (unaudited), June 30, 2014 and 2013:

	March 31, 2015 (unaudited)
(In thousands)			Greater Than
	30-59	60-89	90 Days	Total		Non-
	Days	Days	and Still	Past		Accrual	Total
	Past Due	Past Due	Accruing	Due	Current	Loans	Loans
Commercial	$300	$—	$—	$300	$30,622	$1,292	$32,214
Commercial real estate	755	—	—	755	43,562	698	45,015
Construction	—	—	—	—	4,498	—	4,498
Residential	85	55	—	140	84,197	74	84,411
Consumer	83	14	—	97	5,815	6	5,918
Total	$1,223	$69	$—	$1,292	$168,694	$2,070	$172,056

	June 30, 2014
(In thousands)			Greater Than
	30-59	60-89	90 Days	Total		Non-
	Days	Days	and Still	Past		Accrual	Total
	Past Due	Past Due	Accruing	Due	Current	Loans	Loans
Commercial	$209	$—	$—	$209	$32,430	$2,445	$35,084
Commercial real estate	—	—	—	—	46,442	622	47,064
Construction	—	—	—	—	2,537	—	2,537
Residential	330	—	—	330	70,373	77	70,780
Consumer	60	5	—	60	7,091	3	7,159
Total	$599	$5	$—	$604	$158,873	$3,147	$162,624

	June 30, 2013
(In thousands)			Greater Than
	30-59	60-89	90 Days	Total		Non-
	Days	Days	and Still	Past		Accrual	Total
	Past Due	Past Due	Accruing	Due	Current	Loans	Loans
Commercial	$213	$—	$—	$213	$34,715	$3,178	$38,106
Commercial real estate	276	—	—	276	43,511	5,512	45,299
Construction	—	—	—	—	6,117	1,164	7,281
Residential	315	—	—	315	58,517	103	58,935
Consumer	41	12	—	53	8,290	63	8,406
Total	$845	$12	$—	$857	$151,150	$6,020	$158,027

F-73

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes information relative to troubled debt restructurings by loan portfolio class:

	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
(In thousands)
March 31, 2015 (unaudited)
Commercial	$5,191	$5,191	$2,577
Commercial Real Estate	1,208	1,208	988

	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
(In thousands)
June 30, 2014
Commercial	$5,191	$5,191	$2,622
Commercial Real Estate	1,208	1,208	1,031

During the nine month period ending March 31, 2015 (unaudited) and fiscal years ended June 30, 2014 and June 30, 2013, the Company did not restructure any loans. The Company did not have any commitment to lend additional funds on troubled debt restructurings at March 31, 2015 (unaudited), June 30, 2014 and 2013. Restructured loans are subject to periodic credit reviews to determine the necessity and adequacy of a specific loan loss allowance based on the collectability of the recorded investment in the restructured loan.

As of March 31, 2015 (unaudited), there were six loans which represented troubled debt restructures with an outstanding balance of $3.5 million. Of these troubled restructure loans, three loans with a total balance of $2.8 million were performing in accordance with the restructured terms of the loan; whereas the remaining three loans were being accounted for on a non-accrual status: two commercial real estate loans with a carrying value totaling $586,000, and a $100,000 commercial loan. Three forbearance agreements were negotiated during fiscal year 2009; one was negotiated during fiscal year 2010 and modified during fiscal year 2011; while the remaining two were negotiated in fiscal year 2011 and modified during the current fiscal year.

As of June 30, 2014, there were six loans which represented troubled debt restructures with an outstanding balance of $3.7 million. Of these troubled restructure loans, three loans with a total balance of $2.9 million were performing in accordance with the restructured terms of the loan; whereas the remaining three loans were being accounted for on a non-accrual status: two commercial real estate loans with a carrying value totaling $622,000, and a $117,000 commercial loan. Three forbearance agreements were negotiated during fiscal year 2009; one was negotiated during fiscal year 2010 and modified during fiscal year 2011; while the remaining two were negotiated in fiscal year 2011 and modified during the current fiscal year.

There is forbearance agreements on all loans currently classified as troubled debt restructures. The terms of these forbearance agreements vary whereby principal payments have been decreased, interest rates have been reduced, and/or the loan will be repaid as collateral is sold.

As a result of adopting the amendments in Accounting Standards Update No. 2011-02, the Company reassessed all troubled debt restructurings that occurred on or after the beginning of the current fiscal year of July 1, 2011, for identification as troubled debt restructurings. The Company identified no loans for which the allowance for loan losses had previously been measured under a general allowance of credit losses methodology that are now considered troubled debt restructurings in accordance with Accounting Standards Update No. 2011-02.

F-74

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Real Estate Acquired Through Foreclosure and Other Repossessed Assets

At March 31, 2015 (unaudited), June 30, 2014 and 2013, the Company had real estate acquired through foreclosure and other repossessed assets of $984,000, $1,550,000 and $903,000, respectively. Operating expenses, net of rental income, was $28,000, $271,000 and $194,000 for the nine month period ended March 31, 2015 (unaudited) and years ended June 30, 2014 and June 30, 2013, respectively.

Real estate acquired through foreclosure is presented net of allowance for losses. An analysis of the allowance for losses on real estate acquired through foreclosure is as follows:

	Nine Months Ended March 31,	Years Ended June 30,
(In thousands)	2015 (unaudited)	2014	2013
Balance at beginning of year	$35	$359	$125
Provision for losses	26	130	492
Charge-offs	(35)	(454)	(258)
Balance at end of year	$26	$35	$359

Expenses applicable to real estate acquired through foreclosure include the following:

	Nine Months Ended March 31, 2015	Years Ended June 30,
(In thousands)	(unaudited)	2014	2013
Provision for losses	$26	$130	$492
Gain on sale of real estate acquired through foreclosure	(49)	(27)	(15)
Operating expenses, net of rental income	28	271	194
Total	$5	$374	$671

(5) Property and Equipment

Property and equipment are summarized as follows at:

(In thousands)	March 2015 (unaudited)	June 2014	June 2013	Estimated Useful lives
Land	$152	$152	$152	-
Building and improvements	4,508	4,508	4,508	30 - 40 years
Leasehold improvements	238	238	238	3 - 10 years
Furniture, fixtures and equipment	3,506	3,480	3,431	3 - 10 years
Total, at cost	8,404	8,378	8,329
Less accumulated depreciation	5,470	5,328	5,126
Property and equipment, net	$2,934	$3,050	$3,203

Rent expense was $161,000, $218,000 and $230,000 in the nine-month period ended March 31, 2015 (unaudited) and years ended June 30, 2014 and 2013, respectively.

F-75

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2015 (unaudited), the minimal rental commitments under non-cancellable operating leases relating to branch facilities are as follows:

Year ending June 30,
2015	$47,000
2016	189,000
2017	189,000
2018	179,000
2019	177,000
Thereafter	988,000
$1,769,000

At June 30, 2014, the minimal rental commitments under non-cancellable operating leases relating to branch facilities are as follows:

Year ending June 30,
2015	$189,000
2016	189,000
2017	189,000
2018	179,000
2019	177,000
Thereafter	988,000
$1,911,000

(6) Deposits

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000 was approximately $17,214,000, $18,234,000 and $20,856,000 at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively.

At March 31, 2015 (unaudited), the scheduled maturities of certificates of deposit are as follows:

(In thousands)
Period ending March 31,
2016	$32,755
2017	10,771
2018	3,912
2019	1,948
2020	4,841
Thereafter	93
$54,320

At June 30, 2014, the scheduled maturities of certificates of deposit are as follows:

(In thousands)
Year ending June 30,
2015	$37,403
2016	10,242
2017	7,601
2018	3,290
2019	2,182
Thereafter	26
$60,744

F-76

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deposit balances of executive officers and directors as well as their controlling interests were approximately $573,000, $1.6 million and $843,000 at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively.

(7) Junior Subordinated Debentures

On October 31, 2005, Patapsco Statutory Trust I, a Connecticut statutory business trust and an unconsolidated wholly-owned subsidiary of the Company, issued $5 million of capital trust pass-through securities to investors. The interest rate was fixed for the first seven years at 6.465%. Thereafter, the interest rate adjusts on a quarterly basis at the rate of the three month LIBOR plus 1.48%. Patapsco Statutory Trust I purchased $5,155,000 of junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after October 31, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on December 31, 2035.

On May 6, 2010, the Company’s Board of Directors determined to suspend interest payments on the trust preferred securities. The Company’s Board of Directors took this action in consultation with the Federal Reserve Bank of Richmond as required by recent regulatory policy guidance. At June 30, 2014, cumulative unpaid interest totaled $1,124,000. This amount has been accrued in the consolidated financial statements. The Indenture Agreement states the Company shall have the right, from time to time and without causing an event of default, to defer payments of interest on the debt securities by extending the interest distribution period on the debt securities at any time and from time to time during the term of the debt securities, for up to twenty consecutive quarterly periods.  Since the Company started to defer interest payments in June 2010, the Company may continue to defer interest payments through the March 2015 payment without causing an event of default.

(8) Borrowings

At March 31, 2015 (unaudited), June 30, 2014 and 2013, the Bank had an agreement under a blanket-floating lien with the Federal Home Loan Bank of Atlanta providing the Bank a line of credit of $56.6 million, $57.5 million and $58.8 million, respectively. Borrowings totaled $14.0 million, $14.0 million and $9.0 million at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively. The Bank is required to maintain as collateral for its FHLB borrowings qualified mortgage loans in an amount greater than 100% of the outstanding advances. This amount totaled $120.4 million and $110.8 million at March 31, 2015 (unaudited) and June 30, 2014, respectively. At March 31, 2015 (unaudited) and June 30, 2014 the Bank had an unsecured Federal Funds accommodation with the Pacific Coast Bankers’ Bank of $3.8 million, and may also borrow from the Federal Reserve Bank Discount Window. At March 31, 2015 (unaudited) and June 30, 2014, the Bank has pledged securities in the amount of $2.4 million and $3.2 million, respectively, to collateralize Federal Reserve Bank lines of credit, of which there were no balances outstanding on either of these lines of credit. At March 31, 2015 (unaudited), June 30, 2014 and 2013, all borrowings are at fixed rates.

At March 31, 2015 (unaudited), the scheduled maturities of borrowings are as follows:

(In thousands)	Balance	Weighted Average Rate
Under 12 months	$5,000	0.54%
12 months to 24 months	—	—
24 months to 36 months	6,000	3.25
36 months to 48 months	3,000	2.59
48 months to 60 months	—	—
60 months to 120 months	—	—
	$14,000	2.14%

F-77

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, the scheduled maturities of borrowings are as follows:

	2014		2013
(In thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Under 12 months	$—	—%	$—	—%
12 months to 24 months	5,000	0.54	—	—
24 months to 36 months	—	—	—	—
36 months to 48 months	6,000	3.25	—	—
48 months to 60 months	3,000	2.59	6,000	3.25
60 months to 120 months	—	—	3,000	2.59
	$14,000	2.14%	$9,000	3.03%

The borrowings from the Federal Home Loan Bank of Atlanta with conversion or call features at March 31, 2015 (unaudited) and June 30, 2014 are detailed below:

Balance	Rate	Maturity	Call\Conversion Feature

$3,000,000	2.59%	10/09/2018	Callable on 10/12/2010 and every three months thereafter

(9)	Income Taxes

The provision for income taxes is comprised of the following:

	Period Ended	Year Ended	Year Ended
(In thousands)	March 2015	June 2014	June 2013
	(unaudited)
Current:
Federal	$—	$77	$—
State	—	35	—
Total Current Income Tax Expense	—	112	—
Deferred:
Federal	106	666	203
State	28	176	54
Deferred tax valuation allowance	—	(1,916)	(257)
Total Deferred Income Tax Expense (Benefit)	134	(1,074)	—
Total Income Tax Expense	$134	($962)	$—

F-78

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The net deferred tax asset consists of the following:

	Period Ended	Year Ended	Year Ended
(In thousands)	March 2015	June 2014	June 2013
	(unaudited)
Allowance for losses on loans and leases	$1,015	$1,162	$1,188
Allowance for loss on sale of real estate owned	10	14	142
Net operating loss carryforward	603	997	1,085
Reserve for uncollectable interest	3	1	165
Deferred compensation	40	44	68
Unrealized loss on securities available for sale	—	21	37
Other	72	57	31
Total deferred tax assets	1,743	2,296	2,716

Unrealized gains on securities available for sale	(67)	—	—
Purchase accounting adjustment	(33)	(36)	(57)
Federal Home Loan Bank stock dividends	(168)	(168)	(168)
Depreciation	—	—	(9)
Other	—	—	—
Total deferred tax liabilities	(268)	(204)	(233)
Net deferred tax asset, before valuation allowance	$1,475	$2,092	$2,483
Valuation allowance	(603)	(997)	(2,445)
Net deferred tax asset, after valuation allowance	$872	$1,095	$37

Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based on the available evidence, the Bank recorded a valuation allowance of $603,000, $997,000 and $2.4 million at March 31, 2015 (unaudited), June 30, 2014 and 2013, respectively.

A reconciliation of the income tax expense (benefit) and the amount computed by multiplying loss before income tax expense (benefit) by the statutory Federal income tax rate of 34% is as follows for the period:

	Nine Months Ended	Year Ended	Year Ended
(In thousands)	March 2015	June 2014	June 2013
	(unaudited)
Tax at statutory rate	$297	$407	$237
State income tax benefit, net of Federal income tax benefit	65	65	(38)
Deferred tax asset valuation allowance	(916)	(1,916)	(257)
Other	482	482	58
Income tax expense	$134	$(962)	$—
Effective tax rate	15.3%	(80.3)%	0.00%

The Company has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts based on actual bad debt experience. Therefore, the provision for bad debts deducted from taxable income for Federal income tax purposes was based on the experience method.

F-79

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of March 31, 2015 (unaudited), we have net operating loss carryforwards for state and federal income tax purposes of approximately $1.8 million, respectively, which are available to offset future taxable income and which expire in the fiscal years ending June 30, 2030 through June 30, 2032.

As of June 30, 2014, we have net operating loss carryforwards for state and federal income tax purposes of approximately $2.9 million, respectively, which are available to offset future taxable income and which expire in the fiscal years ending June 30, 2030 through June 30, 2032.

The Company adopted the provisions of ASC Topic 740, “Income Taxes” which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the Company’s evaluation of the implementation of Topic 740, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the nine month period ended March 31, 2015 (unaudited) and years ended June 30, 2014 and June 30, 2013. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. The Company did not recognize any interest and penalties for the nine months ended March 31, 2015 (unaudited) and years ended June 30, 2014 and June 30, 2013. The tax years subject to examination by the taxing authorities are the years ended June 30, 2013, 2012 and 2011.

(10) Regulatory Matters

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $250,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLBA) equal to at least 4.50% of the outstanding borrowings from the FHLBA plus the lesser of 0.20% of total assets or $25 million. The investment in the FHLBA stock is reported in the statement of financial condition as investment securities required by law. Purchases and sales of stock are made directly with the Bank at par value.

Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $13.3 million of transaction accounts, reserves equal to 3% must be maintained on the next $75.7 million of transaction accounts, and a reserve of 10% must be maintained against all remaining transaction accounts. These reserve requirements are subject to adjustments by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At March 31, 2015 (unaudited), June 30, 2014 and 2013, the Bank met its reserve requirements of $392,000, $435,000 and $427,000, respectively.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $556,000 for the payment of preferred stock dividends and debt service on the subordinated debentures. The only source of internal funds for the holding company is dividends from the Bank. The amount of dividends that can be paid to the Company from the Bank is limited by the retained earnings of the Bank in the current calendar year and the prior three calendar years. However, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

On May 6, 2010, the Company’s Board of Directors determined to suspend regular quarterly cash dividends on the $6.0 million in Series A Preferred Stock and $300,000 in Series B Preferred Stock. On the same date, the Company’s Board of Directors determined to suspend interest payments on the junior subordinated debentures. The Company’s Board of Directors took these actions in consultation with the Federal Reserve Bank of Richmond as required by recent regulatory policy guidance. The Company currently has sufficient capital and liquidity to pay the scheduled dividends on the preferred stock and interest on the junior subordinated debentures; however, the Company believes these decisions will better support the capital position of the Bank, a wholly owned subsidiary of the Company. As of March 31, 2015 (unaudited), a total of $2,193,000 in dividends on the Series A and B Preferred Stock and $1,204,000 in interest on the junior subordinated debentures had been deferred. As of June 30, 2014, a total of $1,510,000 in dividends on the Series A and B Preferred Stock and $1,124,000 in interest on the junior subordinated debentures had been deferred.

F-80

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Company must maintain minimum capital and other requirements of regulatory authorities when declaring or paying dividends. The Company has complied with such capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of March 31, 2015 (unaudited), June 30, 2014 and 2013, that the Company meets all capital adequacy requirements to which it is subject.

As of March 31, 2015 (unaudited) and June 30, 2014, the most recent notification from banking regulators categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well or adequately capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

At March 31, 2015 (unaudited), the Bank exceeded all regulatory minimum capital requirements. The holding company ratios do not differ significantly from the Bank’s ratios. The table below presents certain information relating to the Bank’s regulatory compliance at March 31, 2015.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Total Capital (to Risk Weighted Assets)	$23,953	17.58%	$10,902	8.00%	$13,628	10.00%
Tier 1 Capital (to Risk Weighted Assets)	22,239	16.32%	5,451	4.00%	8,177	6.00%
Tier 1 Leverage Ratio	22,239	9.88%	9,001	4.00%	11,251	5.00%

At June 30, 2014, the Bank exceeded all regulatory minimum capital requirements. The holding company ratios do not differ significantly from the Bank’s ratios. The table below presents certain information relating to the Bank’s regulatory compliance at June 30, 2014.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Total Capital (to Risk Weighted Assets)	$22,026	16.46%	$10,702	8.00%	$13,378	10.00%
Tier 1 Capital (to Risk Weighted Assets)	20,338	15.20%	5,351	4.00%	8,027	6.00%
Tier 1 Leverage Ratio	20,338	8.89%	9,151	4.00%	11,438	5.00%

F-81

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2013, the Bank exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Bank’s regulatory compliance at June 30, 2013.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Total Capital (to Risk Weighted Assets)	$20,865	15.41%	$10,829	8.00%	$13,536	10.00%
Tier 1 Capital (to Risk Weighted Assets)	19,158	14.15%	5,414	4.00%	8,122	6.00%
Tier 1 Leverage Ratio	19,158	8.23%	9,315	4.00%	11,644	5.00%

(11) Stockholders' Equity and Related Matters

In 1995, the Bank converted from a federally chartered mutual savings association to a capital stock savings bank.

Simultaneously, the Bank consummated the formation of a holding company, Patapsco Bancorp, Inc., of which the Bank is a wholly-owned subsidiary. In connection with the conversion, the Company publicly issued 362,553 shares of its common stock.

Federal regulations required that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with the Company after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $6,088,000. In addition to the foregoing, certain bad debt reserves of approximately $2,561,000 deducted from income for federal income tax purposes and included in retained earnings of the Company, are not available for the payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company, on the amount removed from the reserves for such distributions. The unrecorded deferred income tax liability on the above amount was approximately $989,000.

(12) Preferred Stock

On December 19, 2008, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company entered into a Letter Agreement, and the related Securities Purchase Agreement – Standard Terms (collectively, the “Purchase Agreement”), with the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued (i) 6,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference of $1,000 per share (”Series A preferred stock”), and (ii) a warrant to purchase an additional $300,000 in preferred stock (“Series B preferred stock”), for an aggregate purchase price of $6.0 million.

The Series A preferred stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum until February 15, 2014. On February 15, 2014, the dividend rate increased to 9% per annum. On and after February 15, 2012, the Company may, at its option, redeem shares of Series A preferred stock, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends to but excluding the redemption date. Prior to February 15, 2012, the Company may redeem shares of Series A preferred stock only if it has received aggregate gross proceeds of not less than $1,500,000 from one or more qualified equity offerings, and the aggregate redemption price may not exceed the net proceeds received by the Company from such offerings. The redemption of the Series A preferred stock requires prior regulatory approval.

On December 19, 2008, Treasury exercised all of the warrants on the Series B preferred stock at the exercise price of $0.01 per share. The Series B preferred stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 9% per annum. The Series B preferred stock may not be redeemed until all the Series A preferred stock has been redeemed.

F-82

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Series A preferred stock and Series B preferred stock were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A preferred stock nor the Series B preferred stock will be subject to any contractual restrictions on transfer.

(13) Benefit Plans

2004 Stock Incentive Plan

In October 2004, the shareholders of the Company approved the 2004 Stock Incentive Plan. Under this plan, 90,000 shares of common stock are available for issuance under a variety of awards. An additional 40,146 shares were made available for issuance to settle past deferred compensation obligations. This new plan replaced the Director’s retirement plan that was effective since September 1995. At the time of adoption, the directors had the option to reallocate their deferred compensation assets.

In May 2009, the Board of Directors voted to terminate the directors deferred compensation portion of the Plan. Accordingly, 57,255 deferred shares were distributed to the respective directors in May 2010, and are now included as issued shares. The remaining portion of the Plan continues to remain in effect. As of March 31, 2015 (unaudited) and June 30, 2014 there are not any non-vested shares outstanding under this plan.

A summary of the status of the Company’s non-vested shares as of March 31, 2015 (unaudited) is presented below:

	Common Shares	Weighted Average Grant- Date Fair Value
Non-vested as of June 30, 2014	—	$—
Vested	—	—
Issued	—	—
Forfeited	—	—
Non-vested at March 31, 2015	—	$—

A summary of the status of the Company’s non-vested shares as of June 30, 2014 is presented below:

	Common Shares	Weighted Average Grant- Date Fair Value
Non-vested as of June 30, 2013	7,000	$0.84
Vested	3,000	0.84
Issued	—	—
Forfeited	4,000	0.84
Non-vested at June 30, 2014	—	$—

As of March 31, 2015 (unaudited) and June 30, 2014 there was not any unrecognized compensation costs related to non-vested share-based compensation. During the year ended June 30, 2014, no restricted shares were issued to members of executive management. Compensation expense recognized in connection with these plans during the nine months ended March 31, 2015 (unaudited) was $0 and years ended June 30, 2014 and 2013 was ($1,000) and $2,000, respectively.

Stock Options

The Company's 1996 Stock Options and Incentive Plan (the “Plan”) was approved by the stockholders at the 1996 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. In October 1996, the Company granted options to purchase 137,862 shares at $4.60 per share. There are no remaining options to be issued under this plan.

F-83

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s 2000 Stock Option and Incentive Plan was approved by the stockholders at the 2000 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Under this plan, in August 2001 the Company granted options to purchase 99,975 shares at $6.29 per share. There are 8,971 options eligible to be issued under this plan.

There were no changes in the Company’s stock option plans during the past two years and there are no stock options outstanding at March 31, 2015 (unaudited), June 30, 2014 and June 30, 2013.

401(K) Retirement Savings Plan

The Company has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary subject to limitations established by the Internal Revenue Service. The Company is obligated to contribute 3% of each employee's salary, whether or not the employee contributes their own money. All employees who have completed six months of service with the Company in which they have worked more than 500 hours, and are at least 21 years old, are eligible to participate. The Company's contribution to this plan was $47,000, $67,000 and $94,000 for the nine months ended March 31, 2015 (unaudited) and years ended June 30, 2014 and 2013, respectively. Additionally, there is a discretionary profit sharing component to the 401K plan. There were no discretionary contributions for the plan for the nine months ended March 31, 2015 (unaudited) and years ended June 30, 2014 and 2013.

(14) Fair Value Measurements

ASC Topic 825, “Financial Instruments” requires the Company to disclose estimated fair values for certain on- and off-balance sheet financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments as of March 31, 2015 (unaudited), June 30, 2014 and 2013.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

F-84

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amount and estimated fair value of financial instruments is summarized as follows at March 31, 2015 (unaudited):

	Carrying
(In thousands)	Amount	Fair Value
Assets:
Cash and cash equivalents	$9,201	$9,201
Securities available for sale	21,136	21,306
Securities held to maturity	8,744	8,753
Loans receivable, net	169,482	178,990
Securities required by law	1,439	1,439
Accrued interest receivable	613	613
Liabilities:
Deposits	182,801	175,520
Long-term debt and junior subordinated debentures	19,000	19,456
Accrued interest payable	1,337	1,337
Off balance sheet instruments:
Commitments to extend credit	—	—

The carrying amount and estimated fair value of financial instruments is summarized as follows at June 30:

	2014		2013
	Carrying		Carrying
(In thousands)	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$15,066	$15,066	$16,780	$16,780
Securities available for sale	25,274	25,274	25,066	25,066
Securities held to maturity	19,962	19,582	25,046	24,627
Loans receivable, net	159,680	166,185	155,015	158,806
Securities required by law	1,437	1,437	1,288	1,288
Accrued interest receivable	614	614	615	615
Liabilities:
Deposits	194,046	185,495	201,549	198,531
Long-term debt and junior subordinated debentures	19,000	19,547	14,000	14,646
Accrued interest payable	1,730	1,730	1,102	1,102
Off balance sheet instruments:
Commitments to extend credit	—	—	—	—

F-85

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments not previously disclosed as of March 31, 2015 (unaudited). This table excludes financial instruments for which the carrying amount approximates fair value.

			(Level 1)	(Level 2)	(Level 3)
(In thousands) March 31, 2015	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Financial instruments – Assets
Loans receivable, net	$169,482	$178,990	$—	$—	$178,990
Financial instruments - Liabilities
Deposits	182,801	175,520	121,102	54,418	—
Long-term debt	19,000	19,456	—	19,456	—

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments not previously disclosed as of June 30, 2014. This table excludes financial instruments for which the carrying amount approximates fair value.

			(Level 1)	(Level 2)	(Level 3)
(In thousands) June 30, 2014	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Financial instruments – Assets
Loans receivable, net	$159,680	$166,185	$—	$—	$166,185
Financial instruments - Liabilities
Deposits	194,046	185,495	124,305	61,190	—
Long-term debt	19,000	19,547	—	19,547	—

Cash and Cash Equivalents - Due from Banks and Interest Bearings Deposits with Banks

The statement of financial condition carrying amounts for cash and due from banks, interest bearing deposits with banks and federal funds sold approximate the estimated fair values of such assets.

Securities Available for Sale

The fair value of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loans Receivable

Loans receivable were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential, commercial, commercial real estate, commercial real estate construction and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms.

The fair value of loans was calculated by discounting anticipated cash flows based on weighted average contractual maturity, weighted average coupon and market rates.

F-86

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impaired Loans

The Company considers loans to be impaired when it becomes probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All non-accrual loans and Troubled Debt Restructurings are considered impaired. The measurement of impaired loans is based on the present value of the expected cash flows discounted at the historical effective interest rate, the market price of the loan, or the fair value of the underlying collateral. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Real Estate Acquired Through Foreclosure and Other Repossessed Assets

Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate.

Securities required by Law

The carrying amount of securities required by law approximates its fair value.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing deposits, interest bearing NOW accounts and statement savings accounts, is equal to the carrying amounts. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using market rates.

Long-Term Debt and Junior Subordinated Debentures

The fair value of long-term debt was based on the discounted value of contractual cash flows, using market rates.

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

Off-Balance Sheet Financial Instruments and Standby Letters of Credit

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments, undisbursed lines of credit on commercial business loans and standby letters of credit. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The fair values of such commitments are immaterial.

The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

The Company complies with ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines the concept of fair value, establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. ASC Topic 820 applies only to fair value measurements required or permitted under current accounting pronouncements, but does not require any new fair value measurements. Fair value is defined as the price to sell an asset or to transfer a liability in an orderly transaction between willing market participants as of the measurement date. The statement also expands disclosures about financial instruments that are measured at fair value and eliminates the use of large position discounts for financial instruments quoted in active markets. The disclosure’s emphasis is on the inputs used to measure fair value and the effect of the measurement on earnings for the period.

F-87

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

ASC Topic 820 clarifies how an entity would determine fair value in an inactive market and defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. ASC Topic 820 provides additional guidance in determining when the volume and level of activity for the asset or liability has significantly decreased. It also includes guidance on identifying circumstances when a transaction may not be considered orderly. ASC Topic 820 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value. This guidance clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

The Company has an established and documented process for determining fair values. Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data, which include discount rate, interest rate yield curves, prepayment speeds, bond ratings, credit risk, loss severities, default rates, and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counterparty credit quality, creditworthiness, liquidity, and other unobservable inputs that are applied consistently over time. These adjustments are estimated and therefore, subject to managements’ judgment, and at times, may be necessary to mitigate the possibility of error or revision in the estimate of the fair value provided by the model. The Company has various controls in place to ensure that the valuations are appropriate, including review and approval of the valuation models, benchmarking, comparison to similar products, and reviews of actual cash settlements. The methods described above may produce fair value calculations that may not be indicative of the net realizable value or reflective of future fair values. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value.

ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based on the inputs used to value the particular asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Each financial instrument’s level assignment within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement for that particular category.

There were no transfers of assets between fair value Level 1 and Level 2 for the nine month period ended March 31, 2015 (unaudited) and year ended June 30, 2014.

F-88

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For financial assets measured at fair value on a recurring and nonrecurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

	At March 31, 2015 (unaudited)
(In thousands)	Total	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Securities available for sale:
U.S. Government agencies	$1,008	$—	$1,008	$—
Mortgage-backed securities, residential	2,349	—	2,349	—
Collateralized mortgage obligations, agencies	17,949	—	17,949	—
Total securities available for sale	$21,306	$—	$21,306	$—

Measured at fair value on a nonrecurring basis:
Impaired Loans	$951	$—	$—	$951
Real estate acquired through foreclosure and other repossessed assets	$185	$—	$—	$185

	At June 30, 2014
(In thousands)	Total	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Securities available for sale:
Corporate bonds	$1,001	$—	$1,001	$—
U.S. Government agencies	986	—	986	—
Mortgage-backed securities, residential	2,729	—	2,729	—
Collateralized mortgage obligations, agencies	20,558	—	20,558	—
Total securities available for sale	$25,274	$—	$25,274	$—

Measured at fair value on a nonrecurring basis:
Impaired Loans	$1,702	$—	$—	$1,702
Real estate acquired through foreclosure and other repossessed assets	$7	$—	$—	$7

	At June 30, 2013
(In thousands)	Total	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Securities available for sale:
Corporate bonds	$1,930	$—	$1,930	$—
U.S. Government agencies	966	—	966	—
Mortgage-backed securities, residential	5,314	—	5,314	—
Collateralized mortgage obligations, agencies	16,856	—	16,856	—
Total securities available for sale	$25,066	$—	$25,066	$—

Measured at fair value on a nonrecurring basis:
Impaired Loans	$3,381	$—	$—	$3,381
Real estate acquired through foreclosure and other repossessed assets	$483	$—	$—	$483

F-89

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs have been used to determine fair value:

(In thousands) March 31, 2015 (unaudited)	Fair Value Estimate	Valuation Technique	Unobservable Input	Range
Impaired loans	$951	Appraisal of collateral (1)	Appraisal adjustments (2)	0 – 20%

Repossessed real estate and other assets	$185	Appraisal of collateral (1)	Appraisal adjustments (2)	0 – 15%

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs have been used to determine fair value:

(In thousands) June 30, 2014	Fair Value Estimate	Valuation Technique	Unobservable Input	Range
Impaired loans	$1,702	Appraisal of collateral (1)	Appraisal adjustments (2)	0 – 20%

Repossessed real estate and other assets	$7	Appraisal of collateral (1)	Appraisal adjustments (2)	0 – 15%

(1)	Fair value is generally determined through independent appraisals of the underlying collateral that generally include various level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

F-90

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15) Condensed Financial Information (Parent Company Only)

Summarized financial information for the Company is as follows as of and for the period ended:

(In thousands)	(Unaudited)
Statements of Financial Condition	March 2015	June 2014	June 2013
Cash	$222	$222	$223
Equity in net assets of the bank	22,343	21,386	19,140
Other assets	205	206	155
Total Assets	$22,770	$21,814	$19,518

Accrued expenses and other liabilities	$1,361	$1,279	$1,166
Subordinated Debentures	5,000	5,000	5,000
Stockholders' equity	16,409	15,535	13,352
Total Liabilities & Stockholders’ Equity	$22,770	$21,814	$19,518

(In thousands)

	Nine Months Ended	Nine Months Ended
Statements of Operations	March 2015 (unaudited)	March 2014 (unaudited)	Year Ended June 2014	Year Ended June 2013
Total Interest Income	$—	$—	$—	$—
Total Interest Expense	81	87	113	269
Non-interest Income	—	—	—	—
Non-interest Expense	—	—	1	16
Loss before equity in net income of subsidiary and income tax provision	(81)	(87)	(114)	(285)
Net income of subsidiary	820	924	2,223	981
Net Income before income tax provision	739	837	2,109	696
Income tax provision	—	—	(51)	—
Net income	$739	$837	$2,160	$696

(In thousands)	Nine Months Ended	Nine Months Ended	Year
Statements of Cash Flows	March 2015 (unaudited)	March 2014 (unaudited)	Ended June 2014	Year Ended June 2013
Operating activities:
Net income	$739	$837	$2,160	$696
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in net income of subsidiary	(822)	(924)	(2,223)	(981)
Decrease (increase) in other assets	1	—	(48)	(2)
Increase in accrued expenses and other liabilities	82	87	110	269
Net cash used in by operating activities	—	—	(1)	(16)
Net decrease in cash and cash equivalents	—	—	(1)	(16)
Cash and cash equivalents, beginning of year	222	222	223	239
Cash and cash equivalents, end of year	$222	$222	$222	$223

F-91

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and between

HOWARD BANCORP, INC.

And

PATAPSCO BANCORP, INC.

Dated as of March 2, 2015

A-1

A-2

A-3

A-4

Exhibit A – List of Stockholders to Execute Support Agreements

Exhibit B – Support Agreement

Exhibit C – Bank Merger Agreement

Exhibit D – Spreadsheet

Exhibit E – Form of Articles Supplementary for Preferred Stock

Exhibit F – Form of Phillips Employment Agreement

Exhibit G – Form of Landlord Consent for Leased Properties

A-5

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 2, 2015, is made by and between Howard Bancorp, Inc., a Maryland corporation (“HBI”), and Patapsco Bancorp, Inc., a Maryland corporation (“PBI”).

BACKGROUND

1.          PBI owns directly all of the outstanding capital stock of The Patapsco Bank, a Maryland-chartered commercial bank (“PBank”).

2.          HBI owns directly all of the outstanding capital stock of Howard Bank, a Maryland-chartered commercial bank (“HBank”).

3.          HBI and PBI desire for PBI to merge with and into HBI, with HBI surviving the Merger, in accordance with the applicable laws of the State of Maryland and this Agreement.

4. As an additional condition and inducement to HBI to enter into this Agreement, each of the individuals listed on Exhibit A has executed a Support Agreement in the form attached as Exhibit B.

5.          Each of the parties, by signing this Agreement, adopts it as a plan of reorganization as defined in IRC Section 368(a) and intends the Merger to be a reorganization as defined in IRC Section 368(a).

6.          In order to, in part, support the Merger, as defined below, HBI has entered into investment agreements with certain accredited investors pursuant to which it will issue an aggregate of 2,173,913 shares of HBI Common Stock for aggregate gross proceeds of $24,999,999.50 pursuant to a private offering of the HBI Common Stock conducted in accordance with Rule 506 of Regulation D of the Securities Act (the “Private Placement”). Closing of the Private Placement is subject to stockholder approval of the issuance of the HBI Common Stock to be issued in the Private Placement in accordance with the rules of the NASDAQ Stock Market LLC and certain other closing conditions. It is anticipated that the Private Placement will be closed as soon as possible after all closing conditions as set forth in such investment agreements have been satisfied or waived, provided, however, that closing of the Private Placement is not dependent upon the Closing.

7.          In connection with the Merger, HBI intends to retire each share of Series A Fixed Rate Cumulative Perpetual Preferred Stock, $0.01 par value per share with a stated liquidation amount $1,000 per share, of PBI (the “Series A Perpetual Preferred Stock”) and Series B Fixed Rate Cumulative Perpetual Preferred Stock, $0.01 par value per share with a stated liquidation amount $1,000 per share, of PBI (the “Series B Perpetual Preferred Stock”) held by the United States Department of the Treasury (“Treasury”), by either purchasing such shares from Treasury prior to Closing or by converting such shares into the right to receive one share of preferred stock, par value $0.01 per share, of HBI (the “HBI Preferred Stock”) with rights, powers and preferences that are not materially less favorable than the rights, powers and preferences of the Series A Perpetual Preferred Stock and the Series B Perpetual Preferred Stock and, subsequent to the Closing and with regulatory approval repurchasing such shares.

8.          HBI and PBI desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated hereby and governing the transactions contemplated herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties, intending to be legally bound hereby, agree as follows:

A-6

ARTICLE I.
GENERAL

Section 1.1           Background.

The Background information is a substantive part of this Agreement and is incorporated herein and made a part hereof by reference.

Section 1.2           Definitions.

As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

Acquisition Proposal means a bona fide written proposal by a Person other than HBI for: (A) a merger, consolidation or acquisition of 25% or more of the assets or liabilities of PBI, any PBI Subsidiary, or any other business combination involving PBI or any PBI Subsidiary taken as a whole, in a single transaction or series of transactions; or (B) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 25% or more of the then outstanding shares of PBI Common Stock or the then outstanding shares of common stock of any PBI Subsidiary.

Affiliate means, with respect to any Entity, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Entity and, without limiting the generality of the foregoing, includes any executive officer, director, manager or Person who beneficially owns more than ten percent of the equity or voting securities of the Entity.

AFTAP means adjusted funding target attainment percentage.

Aggregate Cash Consideration has the meaning given to the term in Section 2.1 of this Agreement.

Aggregate Common Stock Consideration has the meaning given to the term in Section 2.2 of this Agreement.

Aggregate Consideration has the meaning given to the term in Section 2.2 of this Agreement.

Agreement means this Agreement and Plan of Merger, including the exhibits and schedules hereto and any amendment or supplement hereto.

Application means an application for regulatory approval that is required to consummate the Contemplated Transactions.

Article III Standard has the meaning given to the term in Article III of this Agreement.

Article IV Standard has the meaning given to the term in Article IV of this Agreement.

Articles of Merger means, individually and collectively, the articles of merger to be executed by HBI and PBI and filed with the SDAT in accordance with the MGCL.

Average Price means the average of the closing prices of HBI Common Stock as reported on the NASDAQ Capital Market (as reported by Bloomberg or, if not reported thereby, another authoritative source as mutually agreed upon by the parties) for the 20 Trading Days prior to the five Business Days immediately before the Closing.

Bank Merger has the meaning given to the term in Section 1.6 of this Agreement.

Bank Merger Agreement has the meaning given to the term in Section 1.6 of this Agreement.

A-7

BHC Act means the Bank Holding Company Act of 1956, as amended.

Burdensome Condition has the meaning given to the term in Section 5.8 of this Agreement.

Business Day(s) means any day or days other than (i) Saturday, (ii) Sunday or (iii) a day on which PBank or HBank is authorized or obligated by applicable law or executive order to close.

Cash Election means an Election to receive the Per Share Cash Consideration with respect to all or a portion of a holder’s shares of PBI Common Stock in accordance with Section 2.5 hereof.

Cash Election Shares has the meaning given to the term in Section 2.5(b)(ii) of this Agreement.

Cause means: (i) any act or failure to act that constitutes fraud, incompetence, willful misconduct, breach of fiduciary duty, personal dishonesty, intentional failure to perform stated duties or violation of any Law (other than a traffic violation or similar level of offense) or final regulatory order or agreement with the employer; (ii) the conviction of a felony or crime involving moral turpitude; (iii) the employee’s entering into any transaction or any contractual relationship (other than this Agreement) related to the employment of the employee with any other employer, or diversion of business opportunity from employer (other than on behalf of employer or with the prior written consent of employer’s board of directors); or (iv) conduct that results in removal or suspension of employee as an officer or employee of employer pursuant to a written order by any Regulatory Authority with authority or jurisdiction over employer.

CERCLA means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601, et seq.

CFPB means the Consumer Financial Protection Bureau.

CIC Payment has the meaning given to the term in Section 5.7(c)(iii)(C) of this Agreement.

Closing has the meaning given to the term in Section 1.3(a) of this Agreement.

Closing Date has the meaning given to the term in Section 1.3(a) of this Agreement.

Commissioner means the Maryland Office of the Commissioner of Financial Regulation.

Common Stock Election means an Election to receive the Per Share Common Stock Consideration with respect to all or a portion of a holder’s shares of PBI Common Stock in accordance with Section 2.5 hereof.

Common Stock Election Shares has the meaning given to the term in Section 2.5(b)(i) of this Agreement.

Confidentiality Agreement means the nondisclosure agreement between HBI and PBI, dated November 3, 2014, as amended and restated pursuant to a first amendment, dated January 5, 2015, and a second amendment, dated January 14, 2015.

Contemplated Transactions means all of the transactions contemplated by this Agreement, including the (i) Merger, (ii) Bank Merger, and (iii) performance by HBI and PBI of their respective covenants and obligations under this Agreement.

CRA has the meaning given to the term in Section 3.22 of this Agreement.

Credit Extension means the making or renewal of any loan, lease, advance, credit facility, credit enhancement, guarantee, commitment, line of credit or letter of credit.

Determination Date has the meaning given to the term in Section 7.1(k) of this Agreement.

A-8

Disqualification Event has the meaning given to the term in Section 5.7(c)(ii) of this Agreement.

EDGAR means the SEC’s Electronic Data Gathering and Retrieval system.

Effective Date means the date that includes the Effective Time, which shall be as soon as practicable after the Closing Date.

Effective Time means the time at which the Articles of Merger are filed with the SDAT and become effective in accordance with the MGCL.

Election means either a Common Stock Election, a Cash Election, or a Mixed Election.

Election Deadline means 5:00 p.m., Eastern Time, on a date mutually agreed upon by HBI and PBI, provided that such date will be no later than five days prior to the anticipated Closing Date.

Election Form means a form, in such form as HBI and PBI shall mutually agree, that permits the PBI Common Stockholders to make an Election or to indicate that such PBI Common Stockholder has no preference as to the receipt of the Per Share Cash Consideration or the Per Share Common Stock Consideration for such PBI Common Stockholder’s shares of PBI Common Stock in the Merger (a “Non-Election”).

Election Form Record Date has the meaning given to the term in Section 2.5(b) of this Agreement.

Entity means any corporation, limited liability company, partnership, sole proprietorship, trust, joint venture, or other form of organization.

Environmental Assessment means an environmental assessment that is consistent with ASTM 1527-05 or 40 C.F.R. Part 312 and that may include an assessment of the (i) presence of hazardous, toxic, radioactive, or dangerous materials or other materials regulated under Environmental Laws, or (ii) presence, amount, physical condition and location of asbestos-containing materials and lead-based paint or an assessment of indoor environmental issues.

Environmental Laws means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials. Environmental Laws include without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Exchange Agent means the agent designated by HBI (as soon as practicable following execution of this Agreement) and reasonably acceptable to PBI to act as the exchange agent for purposes of conducting the election procedure described in Section 2.5(b) of this Agreement and the exchange procedure described in Section 2.9 of this Agreement.

A-9

Exchange Fund has the meaning given to the term in Section 2.9(a) of this Agreement.

Exchange Ratio means the exchange ratio set forth in Section 2.2 of this Agreement.

FDIC means the Federal Deposit Insurance Corporation.

FHLB means the Federal Home Loan Bank of Atlanta.

FHFA means the Federal Housing Finance Agency.

Final Index Price has the meaning given to the term in Section 7.1(k) of this Agreement.

FRB means the Board of Governors of the Federal Reserve System.

GAAP means U.S. generally accepted accounting principles.

Hazardous Materials means: (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated for the protection of human health or environment by any Regulatory Authorities, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead.

HBank has the meaning given to the term in the Background section of this Agreement.

HBI has the meaning given to the term in the Background section of this Agreement.

HBI Affiliate means any Entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, HBI.

HBI Benefit Plans means all employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other material employee benefit plans, policies, agreements and arrangements currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of HBI or any other Entity that, together with HBI, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

HBI Common Stock has the meaning given to the term in Section 4.2(a) of this Agreement.

HBI Common Stockholders’ Meeting means the meeting of the holders of HBI Common Stock to consider and vote on HBI’s issuance of Aggregate Common Stock Consideration in connection with the Merger pursuant to Section 2.2 hereof.

HBI Companies means HBI, HBank, and any other HBI Subsidiary, collectively.

HBI Disclosure Schedule means, collectively, the disclosure schedules delivered by HBI to PBI at or prior to the execution and delivery of this Agreement, as may be updated pursuant to Section 5.6 of this Agreement.

HBI ERISA Affiliate means any Entity that, together with HBI, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

A-10

HBI Financials means (a) the consolidated balance sheets of HBI at December 31, 2012 and 2013 and the consolidated statements of income, statements of stockholders’ equity and consolidated statements of cash flows for HBI for the years ended December 31, 2011, 2012 and 2013, and the notes thereto, as audited by Stegman & Company and as set forth in HBI’s Annual Report on Form 10-K for the year ended December 31, 2013, (b) the consolidated balance sheets of HBI at December 31, 2013 and 2014 and the consolidated statements of income, statements of stockholders’ equity and consolidated statements of cash flows for HBI for the years ended December 31, 2012, 2013 and 2014, and the notes thereto, as audited by Stegman & Company and as will be set forth in HBI’s Annual Report on Form 10-K for the year ended December 31, 2014, to be delivered within 90 days of December 31, 2014, and (c) the unaudited interim consolidated financial statements and notes thereto included in HBI’s Quarterly Reports on Form 10-Q for each calendar quarter commencing with the quarter ended March 31, 2015, to be delivered within 45 days after the end of the respective quarter.

HBI Governing Documents has the meaning given to the term in Section 4.1(f) of this Agreement.

HBI Owned Shares has the meaning given to the term in Section 2.5(f) of this Agreement.

HBI Preferred Stock has the meaning given to the term in the Background Section of this Agreement.

HBI Real Property has the meaning given to the term in Section 4.15(a) of this Agreement.

HBI Regulatory Agreement has the meaning given to the term in Section 4.11(e)(iv) of this Agreement.

HBI Returns has the meaning given to the term in Section 4.7(e) of this Agreement.

HBI Series A Preferred Stock has the meaning given to the term in Section 2.5(g) of this Agreement.

HBI Series B Preferred Stock has the meaning given to the term in Section 2.5(g) of this Agreement.

HBI Subsidiaries means the subsidiaries of HBI and HBank as set forth in HBI Disclosure Schedule 4.1(d).

HBI Taxes has the meaning given to the term in Section 4.7(e) of this Agreement.

Indemnified Parties has the meaning given to the term in Section 5.7(c)(vi) of this Agreement.

Index Group has the meaning given to the term in Section 7.1(k) of this Agreement.

Index Ratio has the meaning given to the term in Section 7.1(k) of this Agreement.

Initial Index Price has the meaning given to the term in Section 7.1(k) of this Agreement.

Intellectual Property has the meaning given to the term in Section 3.17 of this Agreement.

IRC means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

IRS means the Internal Revenue Service.

IT Assets has the meaning given to the term in Section 3.17 of this Agreement.

Knowledge of HBI means the actual knowledge of HBI’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Lending Officer and Chief Credit Officer.

A-11

Knowledge of PBI means the actual knowledge of PBI’s Chairman, President and Chief Executive Officer, Chief Financial Officer and Chief Lending Officer.

Law means any and all foreign, federal, state and local laws, statutes, ordinances, rules, regulations, codes, and rules of common law, in each case as amended to date, and any and all judicial and administrative interpretations thereof, any judicial and administrative orders, decrees, judgments, injunctions and writs, and any and all policies and directives issued by any Regulatory Authority.

Letter of Transmittal has the meaning given to the term in Section 2.5(b) of this Agreement.

Liens means all liens, pledges, charges, security interests, mortgages, claims, or other encumbrances of any kind.

Mailing Date has the meaning given to the term in Section 2.5(b) of this Agreement.

Material Adverse Effect means, with respect to HBI or PBI, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of HBI and the HBI Subsidiaries taken as a whole, or PBI and the PBI Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either HBI, on the one hand, or PBI, on the other hand, to perform its obligations under this Agreement or otherwise materially threatens or materially impedes or delays the consummation of the Contemplated Transactions, other than, in each case, any change, circumstance or effect relating to (i) any change in the value of the respective investment portfolios of HBI or PBI resulting from a change in interest rates generally, (ii) any change occurring after the date hereof in any Law or interpretations thereof by Regulatory Authorities or in GAAP or applicable regulatory accounting principles, which change affects banking institutions generally, including any change affecting the Deposit Insurance Fund, (iii) changes in general economic (except in the context of determining a Material Adverse Effect for purposes of asset quality), capital market (except in the context of determining a Material Adverse Effect for purposes of asset quality), legal, regulatory or political conditions affecting banking institutions generally, (iv) the effects of compliance with this Agreement on the operating performance of HBI or PBI, as the case may be, including the reasonable expenses incurred in connection with this Agreement and the Contemplated Transactions, (v) actions or omissions of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement with the prior written consent of the other party in contemplation of the Contemplated Transactions (including without limitation any actions taken pursuant to Section 5.7 of this Agreement), (vi) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party, (vii) any change resulting from any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (viii) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement), and (ix) the public disclosure of this Agreement or the transactions contemplated hereby; except, in any such case, to the extent such any change, effect or circumstance has or would have a disproportionate effect on the business of PBI or HBI, as the case may be, relative to other similarly-situated Persons.

Maximum Premium has the meaning given to the term in Section 5.7(c)(viii) of this Agreement.

Merger means the merger of PBI with and into HBI, pursuant to the provisions of the MGCL whereupon (i) the separate existence of PBI shall cease and HBI shall be the surviving corporation and (ii) all of the outstanding shares of PBI Common Stock will be converted into the right to receive the Merger Consideration as contemplated by this Agreement.

Merger Consideration has the meaning given the term in Section 2.2 of this Agreement.

MGCL means the Maryland General Corporation Law, as amended.

Mixed Election has the meaning given the term in Section 2.5(c) of this Agreement.

No-Election Shares has the meaning given to the term in Section 2.5(b) of this Agreement.

A-12

Non-Election has the meaning given to the term in the definition of Election Form in this Section 1.2.

Non-Operational Subsidiaries has the meaning given to the term in Section 3.1(g) of this Agreement.

Non-Residential Credit Extension means a Credit Extension other than for an owner occupied residence.

Notice of Superior Proposal has the meaning given to the term in Section 5.7(a)(ii) of this Agreement.

Objecting PBI Shares means any shares of PBI Common Stock issued and outstanding immediately prior to the Closing Date, the holder of which has not voted in favor of the Merger and who has properly followed the procedures set forth in Section 3-203 of the MGCL.

PBank has the meaning given to the term in the Background section of this Agreement.

PBGC has the meaning given to the term in Section 3.13(b) of this Agreement.

PBI has the meaning given to the term in the Background section of this Agreement.

PBI Benefit Plans means all employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of PBI or any other Entity that, together with PBI, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

PBI Certificate means a certificate that immediately prior to the Effective Time represents issued and outstanding shares of PBI Common Stock.

PBI Common Stock has the meaning given to the term in Section 3.2(a) of this Agreement.

PBI Common Stockholder is any holder of record of PBI Common Stock immediately prior to the Closing Date.

PBI Common Stockholders’ Meeting means the meeting of the holders of PBI Common Stock to consider and vote on the Agreement and the Merger.

PBI Companies means PBI, PBank, and any other PBI Subsidiary, collectively.

PBI Disclosure Schedule means, collectively, the disclosure schedules delivered by PBI to HBI at or prior to the execution and delivery of this Agreement, as may be updated pursuant to Section 5.6 of this Agreement.

PBI Employee has the meaning given to the term in Section 5.7(c)(iii)(A) of this Agreement.

PBI ERISA Affiliate means any Entity that, together with PBI, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

A-13

PBI Financials means (a) the consolidated balance sheets of PBI at June 30, 2013 and 2014 and the consolidated statements of income, statements of stockholders’ equity and consolidated statements of cash flows for PBI for the years ended June 30, 2013 and 2014, and the notes thereto, as audited by TGM Group LLC, (b) the consolidated balance sheet of PBI at June 30, 2014 and 2015 and the consolidated statements of income, statements of stockholders’ equity and consolidated statements of cash flows for PBI for the years ended June 30, 2014 and 2015, and the notes thereto, as audited by TGM Group LLC and to be delivered within 90 days of June 30, 2015, provided the Closing Date shall not have occurred prior to such date, and (c) unaudited consolidated financial statements for each month end, commencing with the month ended July 31, 2014, to be delivered within 20 days after the end of the respective month.

PBI Governing Documents has the meaning given to the term in Section 3.1(f) of this Agreement.

PBI Nominee and PBI Nominees have the meanings given to the terms in Section 1.3(d)(i) of this Agreement.

PBI Preferred Stock has the meaning given to the term in Section 3.2(a) of this Agreement.

PBI Real Property has the meaning given to the term in Section 3.15(a) of this Agreement.

PBI Regulatory Agreement has the meaning given to the term in Section 3.11(e)(iv) of this Agreement.

PBI Representatives has the meaning given to the term in Section 5.7(a)(ii) of this Agreement.

PBI Returns has the meaning given to the term in Section 3.7(e) of this Agreement.

PBI Subsequent Determination has the meaning given to the term in Section 5.7(a)(ii) of this Agreement.

PBI Subsidiaries means the subsidiaries of PBI and PBank as set forth in PBI Disclosure Schedule 3.1(d).

PBI Taxes has the meaning given to the term in Section 3.7(e) of this Agreement.

PBI Termination Fee has the meaning given to the term in Section 8.1(c) of this Agreement.

Per Share Cash Consideration has the meaning given to the term in Section 2.1 of this Agreement.

Per Share Common Stock Consideration has the meaning given to the term in Section 2.2 of this Agreement.

Permitted Employees means officers and employees of any of the PBI Companies at the level of Vice President or below.

Person means an individual and any Entity; provided, however, that if any provision of this Agreement in which the term “person” is used specifies a particular definition of “person” for purpose of that provision, then the term shall have the meaning so defined.

Pre-Closing Period means the period commencing on the date of execution of this Agreement through the earlier of (i) the Closing Date, or (ii) the date this Agreement is terminated pursuant to Article VII herein.

Preferred Consideration has the meaning given to the term in Section 2.5(g) of this Agreement.

Private Placement has the meaning given to the term in the Background section of this Agreement.

A-14

Prospectus/Proxy Statement means the prospectus/proxy statement, together with any supplements thereto, to be sent to holders of PBI Common Stock and holders of HBI Common Stock in connection with the Merger, the PBI Common Stockholders’ Meeting and the HBI Common Stockholders’ Meeting.

Registration Statement means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act, with respect to the HBI Common Stock to be issued to the PBI Common Stockholders in connection with the Merger.

Regulatory Authority means any federal, state or local governmental authority, agency or instrumentality, or any self-regulatory organization, including, without limitation, the SEC, the Commissioner, the FRB, the FDIC, the NASDAQ Stock Market LLC, and the respective staffs thereof.

REO means, with respect to the PBI Companies and the HBI Companies, real property that the PBI Companies or the HBI Companies, as the case may be, classify as other real estate owned for financial statement reporting and regulatory purposes.

Replacement Nominee has the meaning given to the term in Section 1.3(d)(i) of this Agreement.

Repurchase has the meaning given to the term in Section 2.5(g) of this Agreement.

Residential Credit Extension has the meaning given to the term in Section 5.1(aa) of this Agreement.

Rights means warrants, options, rights, convertible securities, stock appreciation rights, other capital stock equivalents and other arrangements or commitments that obligate an Entity to issue or dispose of any of its capital stock or other ownership interests or that provide for compensation based on the equity appreciation of its capital stock.

SDAT means the Maryland State Department of Assessments and Taxation.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Securities Laws means the Securities Act, the Exchange Act, and any applicable state blue sky laws, collectively.

Series A Perpetual Preferred Stock has the meaning given to the term in the Background Section of this Agreement.

Series B Perpetual Preferred Stock has the meaning given to the term in the Background Section of this Agreement.

Stock Conversion Number has the meaning given to the term in Section 2.5(e)(i) of this Agreement.

Subsidiary means any Entity, 50% or more of the equity or other ownership interest of which is owned, either directly or indirectly, by another Entity, except any Entity, the interest in which is held in the ordinary course of the lending or fiduciary activities of a bank.

Superior Proposal has the meaning given to the term in Section 5.7(a)(ii) of this Agreement.

Support Agreement means the Agreement as set forth in Exhibit B hereto to be signed by the persons set forth on Exhibit A hereto.

A-15

Trading Days means the days on which the NASDAQ Stock Market LLC is open for trading.

Towson Advisory Board has the meaning given to the term in Section 5.7(c)(v) of this Agreement.

Treasury has the meaning given to the term in the Background Section of this Agreement.

Section 1.3           The Merger and Related Transactions.

(a)          Closing. The closing of the Contemplated Transactions (the “Closing”) will take place at the offices of Ober, Kaler, Grimes and Shriver, a Professional Corporation, located at 100 Light Street, Baltimore, Maryland, at a time and date to be agreed upon by the parties hereto, which date shall be no later than the next month-end date subsequent to the time that all conditions to Closing set forth in Article VI of this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) have been satisfied or waived (the “Closing Date”), provided that if the time that all such conditions have been satisfied or waived is less than 15 calendar days prior to a month end then such Closing Date shall be on a date that is no later than the second month-end following the time that all such conditions have been satisfied or waived.

(b)          The Merger. Subject to the terms and conditions of this Agreement and in accordance with the applicable laws of the State of Maryland, at the Effective Time:

(i)          PBI shall merge with and into HBI;

(ii)         The separate existence of PBI shall cease;

(iii)        HBI shall be the surviving corporation in the Merger;

(iv)        Each share of PBI Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive either the Per Share Common Stock Consideration or the Per Share Cash Consideration as provided in Article II of this Agreement; and

(v)         All of the property (real, personal and mixed), rights, powers, duties, obligations and liabilities of PBI shall be taken and deemed to be transferred to and vested in HBI, as the surviving corporation in the Merger, without further act or deed. At and after the Effective Time, the Merger shall have the effects set forth in Section 3-114 of the MGCL.

(c)          HBI’s Articles of Incorporation and Bylaws. On and after the Effective Time, the articles of incorporation and bylaws of HBI, as in effect immediately prior to the Effective Time, shall automatically be and remain the articles of incorporation and bylaws of HBI, as the surviving corporation in the Merger, until thereafter altered, amended or repealed.

(d)          HBI’s and HBank’s Boards of Directors and Officers.

(i)          Except as set forth below, at the Effective Time, the directors of HBI duly elected and holding office immediately prior to the Effective Time shall be the directors of HBI, as the surviving corporation in the Merger. Subsequent to the date of this Agreement and in accordance with Section 5.7(c)(ii), HBI shall take such actions as may be necessary to, as of the Effective Time, appoint or elect Thomas P. O’Neill and Gary R. Bozel (each a “PBI Nominee” and collectively the “PBI Nominees”), or, if applicable, one or two, as may be applicable, of the individuals listed on PBI Disclosure Schedule 1.3(d) (each, a “Replacement Nominee”), to the HBI and HBank boards of directors.

(ii)         At the Effective Time, the officers of HBI duly elected and holding office immediately prior to the Effective Time shall be the officers of HBI, as the surviving corporation in the Merger.

A-16

Section 1.4           Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article VI, prior to the Effective Time HBI shall be entitled to revise the structure of the Merger described in Section 1.3(b) hereof, provided that: (i) such modification does not cause counsel or the relevant auditors to be unable to render the opinions or letters contemplated by Sections 6.1(g) and 6.2(g); (ii) the consideration to be paid to the PBI Common Stockholders under this Agreement is not thereby changed in kind or value or reduced in amount; (iii) such modification will not delay materially or jeopardize receipt of any required approvals, consents or waivers of Regulatory Authorities or other consents and approvals relating to the consummation of the Contemplated Transactions, including the Merger, or otherwise be reasonably likely to materially impede or delay consummation of the Contemplated Transactions, including the Merger; and (iv) such modification does not adversely affect holders of PBI Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

Section 1.5           Additional Actions.

If, at any time after the Effective Time, HBI shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in HBI its right, title or interest in, to or under any of the rights, properties or assets of PBI or PBank, or (ii) otherwise carry out the purposes of this Agreement, PBI, PBank and their officers and directors shall be deemed to have granted to HBI and HBank an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in HBI or HBank its right, title or interest in, to or under any of the rights, properties or assets of PBI or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of HBI and HBank are authorized in the name of PBI, PBank or otherwise to take any and all such action.

Section 1.6           The Bank Merger.

Subject to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit C (the “Bank Merger Agreement”) and in accordance with Title 3, Subtitle 7 of the Financial Institutions Article of the Annotated Code of Maryland and applicable federal law, immediately after the Merger, PBank shall be merged with and into HBank and the separate existence of PBank shall cease (the “Bank Merger”). HBank shall be the surviving Entity in the Bank Merger and shall continue its existence as a trust company with commercial banking powers under the laws of the State of Maryland, and as a wholly-owned operating subsidiary of HBI, subject to the provisions of this Section 1.6.

ARTICLE II.
CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

Section 2.1           Aggregate Cash Consideration and Per Share Cash Consideration.

Each PBI Common Stockholder who owns a Cash Election Share (that is not reallocated as a Common Stock Election Share pursuant to Section 2.5(e)(i)(B)) will receive in the Merger cash equal to $5.09 in exchange for each such share (the “Per Share Cash Consideration”). The number of Cash Election Shares plus the number of PBI Objecting Shares shall, in the aggregate, equal 20% of the shares of PBI Common Stock outstanding as of the Effective Time (less any HBI Owned Shares), subject to adjustment pursuant to Section 2.3 of this Agreement. For purposes of this Agreement, the “Aggregate Cash Consideration” shall be an amount equal to $2,010,600 (subject to adjustment pursuant to Section 2.3 of this Agreement), which assumes that each PBI Objecting Share shall receive the Per Share Cash Consideration.

Section 2.2           Aggregate Common Stock Consideration and Per Share Common Stock Consideration; Merger Consideration; Aggregate Consideration.

Each PBI Common Stockholder who owns a Common Stock Election Share (that is not reallocated as a Cash Election Share pursuant to Section 2.5(e)(ii)(C)) will receive in the Merger that number of shares of HBI Common Stock equal to the Exchange Ratio in exchange for each such share (the “Per Share Common Stock Consideration”). The number of Common Stock Election Shares shall equal 80% of the shares of PBI Common Stock outstanding as of the Effective Time (less any HBI Owned Shares), subject to adjustment pursuant to Section 2.3 of this Agreement.

A-17

The “Exchange Ratio” will be equal to $5.09 divided by the Average Price; provided, however, that in no event may the Exchange Ratio be less than 0.3030 or greater than 0.5656. If the Exchange Ratio would otherwise be less than 0.3030 or more than 0.5656, then 0.3030 or 0.5656, respectively, shall be used. See Exhibit D hereto. The Exchange Ratio will be rounded down to the nearest ten-thousandth.

The “Aggregate Common Stock Consideration” is that number of shares of HBI Common Stock equal to the Exchange Ratio multiplied by 80% of the total number of shares of PBI Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment pursuant to Section 2.3 of this Agreement and provided that in no case will the Aggregate Common Stock Consideration be less than 478,702 shares of HBI Common Stock or more than 893,577 shares of HBI Common Stock.

The Per Share Cash Consideration and the Per Share Common Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

The Aggregate Cash Consideration together with the Aggregate Common Stock Consideration is sometimes referred to herein as the “Aggregate Consideration.” The Aggregate Consideration and the Preferred Consideration shall comprise the total consideration to be paid in the Merger.

Section 2.3           HBI Right to Adjust Cash Portion of Aggregate Consideration.

Notwithstanding any other provision contained in this Agreement, at any time during the five Business Days prior to Closing, HBI shall have the right to proportionally adjust the percentages and number of outstanding shares of PBI Common Stock that will be converted into the Per Share Cash Consideration and the percentages and number of outstanding shares of PBI Common Stock that will be converted into the Per Share Common Stock Consideration; provided that the number of Cash Election Shares plus the number of PBI Objecting Shares shall, in the aggregate, equal no more than 50% of the outstanding shares of PBI Common Stock (less any HBI Owned Shares).  Notwithstanding the foregoing, the limitations regarding the Exchange Ratio provided for in Section 2.2 will continue to apply.

Section 2.4           Reserved.

Section 2.5           Conversion; Election; Allocation.

(a)          Conversion Alternatives. Subject to Sections 2.7 and 2.8 concerning fractional shares and Objecting PBI Shares and Section 2.5(e) concerning allocations, each share of PBI Common Stock issued and outstanding immediately prior to the Closing Date shall, at the Effective Time, by reason of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be automatically cancelled and cease to exist, and shall be converted into the right to receive, at the election of the holder thereof, the Per Share Cash Consideration or the Per Share Common Stock Consideration as follows:

(b)          Election Procedures. An Election Form, together with a letter of transmittal and instructions for use in effecting the surrender of the PBI Certificates in exchange for the Merger Consideration (the “Letter of Transmittal”), and any other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the PBI Certificates shall pass, only upon proper delivery of such PBI Certificates to the Exchange Agent), shall be mailed no more than 40 Business Days and no less than 20 Business Days prior to the anticipated Effective Date or on such earlier date as HBI and PBI shall mutually agree (the “Mailing Date”), to each holder of record of PBI Common Stock as of five Business Days prior to the Mailing Date (the “Election Form Record Date”), pursuant to which PBI Common Stockholders will:

(i)          Elect to receive the Per Share Common Stock Consideration with respect to all or a portion of their shares of PBI Common Stock (collectively, the “Common Stock Election Shares”);

A-18

(ii)         Elect to receive the Per Share Cash Consideration with respect to all or a portion of their shares of PBI Common Stock (collectively, the “Cash Election Shares”); or

(iii)        Make a Non-Election with respect to their shares of PBI Common Stock.

Nominee record holders who hold PBI Common Stock on behalf of multiple beneficial owners shall be required to indicate how many of the shares held by them are Common Stock Election Shares, Cash Election Shares and No-Election Shares.

HBI and PBI shall direct the Exchange Agent to make the Election Form available to all persons who become holders of PBI Common Stock during the period between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline upon such holders’ request.

(c)          Mixed Election. Subject to the immediately following sentence, each record holder of shares of PBI Common Stock prior to the Election Deadline shall be entitled to elect to receive the Per Share Common Stock Consideration for a portion of such holder’s shares of PBI Common Stock and the Per Share Cash Consideration for the remaining portion of such holder’s shares of PBI Common Stock (a “Mixed Election”). With respect to each holder of PBI Common Stock who makes a Mixed Election and subject to the allocation rules set forth in Section 2.5(e) below, the shares of PBI Common Stock that such holder elects to be converted into the right to receive the Per Share Common Stock Consideration shall be treated as Common Stock Election Shares and the shares such holder elects to be converted into the right to receive the Per Share Cash Consideration shall be treated as Cash Election Shares.

(d)          Effective Election. Any PBI Common Stockholder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a properly completed and signed Election Form, together with a properly completed Letter of Transmittal and such other documents as may reasonably be required by HBI or the Exchange Agent, accompanied by the PBI Certificate(s) to which such Election Form and Letter of Transmittal relates, in a form acceptable for transfer (or by an appropriate guarantee of delivery of such PBI Certificate(s) as set forth in such Election Form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such PBI Certificate(s) are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery). Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. If a PBI Common Stockholder (i) does not submit a properly completed Election Form and Letter of Transmittal before the Election Deadline, (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, (iii) makes a Non-Election, or (iv) otherwise fails to make an Election pursuant to this Section 2.5, then the shares of PBI Common Stock held by such holder shall be designated “No-Election Shares.” In addition, all Election Forms shall automatically be revoked, and all PBI Certificates returned, if the Exchange Agent is notified in writing by HBI and PBI that this Agreement has been terminated.

HBI shall cause the PBI Certificate or PBI Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent.

Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to (i) determine whether any Election, modification or revocation is received, (ii) determine whether any Election, modification or revocation has been properly made, and (iii) disregard immaterial defects in any Election Form. Good faith determinations made by the Exchange Agent regarding such matters shall be binding and conclusive. Neither HBI, PBI nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)          Allocation. Subject and after giving effect to Section 2.5(b), the Exchange Agent shall effect the allocation of the Aggregate Consideration among the holders of PBI Common Stock in accordance with their respective Election Forms and the following allocation rules:

A-19

(i)          Aggregate Cash Consideration Oversubscribed. If the number of Cash Election Shares is more than 20%, as such percentage may be adjusted pursuant to Section 2.3, of the total number of shares of PBI Common Stock issued and outstanding immediately prior to the Effective Time (the “Stock Conversion Number”), then:

(A)         Each Common Stock Election Share and each No-Election Share shall be converted into the right to receive the Per Share Common Stock Consideration in the Merger; and

(B)         The Exchange Agent shall reallocate, on a pro rata basis, a sufficient number of Cash Election Shares (excluding Objecting PBI Shares) into Common Stock Election Shares such that the number of Cash Election Shares is equal to the Stock Conversion Number, and each such reallocated Common Stock Election Share shall be converted into the right to receive the Per Share Common Stock Consideration in the Merger.

(ii)         Aggregate Cash Consideration Undersubscribed. If the number of Cash Election Shares is less than the Stock Conversion Number, then:

(A)         Each Cash Election Share (Subject to Section 2.8 with respect to PBI Objecting Shares) shall be converted into the right to receive the Per Share Cash Consideration in the Merger;

(B)         The Exchange Agent shall allocate on a pro rata basis that number of No-Election Shares as Cash Election Shares such that the number of Cash Election Shares is equal to the Stock Conversion Number, and each such reallocated Cash Election Share shall be converted into the Per Share Cash Consideration in the Merger; and

(C)         If all of the No-Election Shares are reallocated into Cash Election Shares under Section 2.5(e)(ii)(B) and the number of Cash Election Shares remains less than the Stock Conversion Number, then the Exchange Agent shall reallocate, on a pro rata basis, a sufficient number of Common Stock Election Shares into Cash Election Shares such that the number of Cash Election Shares is equal to the Stock Conversion Number, and each such reallocated Cash Election Share shall each be converted into the right to receive the Per Share Cash Consideration in the Merger.

(f)          Cancellation of Certain Common Stock. Notwithstanding any other provision of this Section 2.5, at the Effective Time, each share of PBI Common Stock that is owned, directly or indirectly, by HBI or any HBI Subsidiary (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties or held for debts previously contracted) (“HBI Owned Shares”) shall cease to exist and certificates representing such shares shall be cancelled and no cash, stock or other property shall be delivered in exchange therefor.

(g)          Repurchase of PBI Preferred Stock. In connection with the Merger, HBI intends to retire each share of PBI Preferred Stock by either purchasing such shares prior to Closing or by converting such shares into the right to receive one share of HBI Preferred Stock with rights, powers and preferences that are not materially less favorable than the rights, powers and preferences of the PBI Preferred Stock and, subsequent to the Closing and with regulatory approval, repurchasing such shares (each, a “Repurchase”). Each share of Series A Perpetual Preferred Stock and Series B Perpetual Preferred Stock issued and outstanding immediately prior to the Effective Time (unless previously Repurchased by HBI) shall thereupon be converted automatically into and shall thereafter represent the right to receive one share (the “Preferred Consideration”) of HBI Preferred Stock to be designated, prior to the Closing Date, as Series A Fixed Rate Cumulative Perpetual Preferred Stock, stated liquidation amount $1,000 per share (the “HBI Series A Preferred Stock”) and Series B Fixed Rate Cumulative Perpetual Preferred Stock, stated liquidation amount $1,000 per share (the “HBI Series B Preferred Stock”), respectively, and otherwise having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the corresponding shares of the PBI Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the corresponding shares of the PBI Preferred Stock immediately prior to such conversion, taken as a whole.

A-20

Section 2.6           HBI Common Stock.

Each share of HBI Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding.

Section 2.7           Fractional Shares.

Notwithstanding anything to the contrary contained herein, no fractional shares of HBI Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger, no dividend or distribution with respect to HBI Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of HBI. In lieu of the issuance of any such fractional share, HBI shall pay to each former holder of PBI Common Stock who otherwise would be entitled to receive a fractional share of HBI Common Stock an amount in cash, rounded to the nearest whole cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Average Price. For purposes of determining any fractional share interest, all shares of PBI Common Stock owned by a PBI Common Stockholder shall be combined so as to calculate the maximum number of whole shares of HBI Common Stock issuable to such PBI Common Stockholder.

Section 2.8           Objecting PBI Common Stockholders.

(a)          The Objecting PBI Shares will not be converted into or represent a right to receive the Merger Consideration under this Agreement, and the holder thereof shall be entitled only to such rights as are granted by Section 3-202 of the MGCL.

(b)          If any holder of Objecting PBI Shares shall have failed to comply with Section 3-203 of the MGCL, or shall have effectively withdrawn or lost the right granted thereunder, and if such holder delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Objecting PBI Shares held by such holder shall, subject to Section 2.5(e) of this Agreement, be converted into a right to receive the Per Share Common Stock Consideration or the Per Share Cash Consideration in accordance with the Election Form and the applicable provisions of this Agreement. If any such holder of PBI Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall not have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Objecting PBI Shares held by such holder shall be designated No-Election Shares and shall be converted on a share by share basis into either the right to receive the Per Share Common Stock Consideration or the Per Share Cash Consideration in accordance with the applicable provisions of this Agreement.

(c)          All payments in respect of Objecting PBI Shares, if any, will be made by HBI.

Section 2.9           Exchange Fund; Exchange of PBI Certificates.

(a)          Subject to the other provisions of this Article II, on or immediately prior to the Closing Date, HBI shall deposit in trust with or otherwise make available to the Exchange Agent for the benefit of the holders of shares of PBI Common Stock, for exchange in accordance with this Agreement, through the Exchange Agent, (i) certificates representing the Aggregate Common Stock Consideration, (ii) cash sufficient to pay the Aggregate Cash Consideration and (iii) cash sufficient to pay holders of what would have been fractional shares pursuant to Section 2.7 (such cash and certificates for shares of HBI Common Stock being hereinafter referred to as the “Exchange Fund”).

A-21

(b)          As promptly as practicable, but in any event no later than five Business Days following the Effective Time, and provided that PBI has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a PBI Certificate who has not previously surrendered such PBI Certificate with a letter of transmittal, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the PBI Certificate shall pass, only upon delivery of the PBI Certificate to the Exchange Agent) and instructions for use in effecting the surrender of the PBI Certificates in exchange for the Merger Consideration as provided for in this Agreement. Each PBI Common Stockholder, upon proper surrender of PBI Certificates to the Exchange Agent, accompanied by duly executed Letters of Transmittal, shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of HBI Common Stock to which such PBI Common Stockholder shall have become entitled pursuant to the provisions of Section 2.5, and/or (ii) a check representing the amount of Per Share Cash Consideration and any cash in lieu of fractional shares which such holder has the right to receive hereunder. Each PBI Certificate so surrendered shall be cancelled. Until so surrendered, each PBI Certificate will be deemed for all purposes after the Effective Time to represent and evidence solely the right to receive the Merger Consideration to be paid therefor pursuant to this Agreement. Except as required by Law, no interest shall be payable with respect to the Per Share Cash Consideration, the cash payable for fractional shares or the cash payable for Objecting Shares. If any PBI Common Stockholder is unable to locate any PBI Certificate(s) to be surrendered for exchange, the Exchange Agent shall deliver the corresponding share of the Merger Consideration to the registered stockholder thereof upon receipt of a lost certificate affidavit and an indemnity agreement in a form acceptable to the Exchange Agent and HBI.

(c)          The delivery of the Merger Consideration by the Exchange Agent shall be as soon as practicable following the later of receipt by the Exchange Agent of the applicable PBI Certificate(s) and duly executed Letters of Transmittal and the Closing.

(d)          No dividends or other distributions declared with respect to HBI Common Stock shall be paid to the holder of any unsurrendered PBI Certificate until the holder thereof shall surrender such PBI Certificate(s) in accordance with Section 2.5(b) and this Section 2.9. Pending such surrender, any dividend or distribution payable in respect of such shares shall be delivered to the Exchange Agent to be held as part of the Exchange Fund. After the surrender of a PBI Certificate in accordance with Section 2.5(b) and this Section 2.9, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of HBI Common Stock represented by such PBI Certificate.

(e)          If the Person surrendering a PBI Certificate and signing the accompanying Letter of Transmittal is not the record holder thereof, or if any certificate representing shares of HBI Common Stock is to be issued in a name other than that in which a PBI Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment of the Merger Consideration that: (i) such PBI Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such PBI Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the PBI Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f)          Form and after the Effective Time, there shall be no transfers on the stock transfer books of PBI of the shares of PBI Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, PBI Certificates are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(g)          The Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Contemplated Transactions hereby to any holder of PBI Common Stock such amounts as the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the PBI Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent.

A-22

(h)          Any portion of the Exchange Fund that remains unclaimed by the PBI Common Stockholders for six months after the Effective Time shall be paid to HBI. Any PBI Common Stockholders who have not theretofore complied with this Section 2.9 shall thereafter look only to HBI for payment of the Merger Consideration deliverable in respect of each share of PBI Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, PBI, HBI, the Exchange Agent or any other person shall not be liable to any former holder of PBI Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.10         Anti-Dilution Provisions.

In the event HBI changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of HBI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding HBI Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of the PBI Common Stock the same economic benefit as contemplated by this Agreement prior to such event; provided that, for the avoidance of doubt, no such adjustment shall be made with regard to the HBI Common Stock if (i) HBI issues additional shares of HBI Common Stock and receives consideration for such shares in a bona fide third party transaction or (ii) HBI issues employee or director stock grants or similar equity awards in the ordinary course of business consistent with past practice.

Section 2.11         Other Matters.

Nothing set forth in this Agreement or any exhibit or schedule to this Agreement shall be construed to:

(a)          Preclude any of the HBI Companies from acquiring or assuming, or to limit in any way the right of any of the HBI Companies to acquire or assume, prior to or following the Effective Date, the stock, assets or liabilities of any financial services institution or Entity other than PBI or PBank, whether for cash or by issuance or exchange of HBI Common Stock or any securities convertible into shares of HBI Common Stock, unless such transaction would result in a Material Adverse Effect on HBI;

(b)          Preclude HBI from issuing, or to limit in any way the right of HBI to issue, HBI Common Stock or other securities in a transaction(s) other than the Contemplated Transactions;

(c)          Preclude HBI from granting employee, director, or compensatory options at any time with respect to HBI Common Stock or other securities in the ordinary course of business;

(d)          Preclude option holders or plan participants of HBI from exercising options at any time with respect to HBI Common Stock or other securities; or

(e)          Preclude any of the HBI Companies from taking, or to limit in any way the right of any of them to take, any other action not expressly and specifically prohibited by the terms of this Agreement;

provided, however, that no action taken by HBI pursuant to this Section 2.11 may impair the ability of HBI to perform its obligations under this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF PBI

PBI represents and warrants to HBI that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III); provided, however, that no representation or warranty of PBI contained in this Article III shall be deemed untrue or incorrect, and PBI shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.6, 3.14, 3.18, 3.32 and 3.38, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects (the “Article III Standard”).

A-23

Section 3.1           Organization.

(a)          PBI is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Maryland. PBI is a bank holding company duly registered under the BHC Act. PBI has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. PBI is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on PBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects. PBI engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder.

(b)          PBank is a bank duly organized, validly existing and in good standing under the laws of the State of Maryland. PBank has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. PBank is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on PBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c)          The deposits of PBank are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d)          PBI Disclosure Schedule 3.1(d) contains a complete and accurate list of all PBI Subsidiaries. Each PBI Subsidiary is duly organized, validly existing and in good standing under the laws of the state of its organization and has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. Each PBI Subsidiary is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on PBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects. Other than shares of capital stock of the PBI Subsidiaries listed on PBI Disclosure Schedule 3.1(d), PBI does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, an equity interest in any corporation, company, association, partnership, joint venture or other entity.

(e)          The respective minute books of PBI and each PBI Subsidiary accurately record, in all material respects, all material actions of their respective owners and governing bodies, including committees, in each case in accordance with the ordinary business practice of PBI or any PBI Subsidiary.

(f)          Prior to the date of this Agreement, PBI has delivered to HBI true and correct copies of the articles of incorporation and bylaws of PBI, and the charter documents and bylaws, operating agreement and/or other governing instrument of each PBI Subsidiary and each as in effect on the date hereof (collectively, the “PBI Governing Documents”).

(g)          PBI Disclosure Schedule 3.1(g) contains a complete and accurate list of all PBI Subsidiaries that are no longer operational or provide any business function for or on behalf of PBI or PBank (the “Non-Operational Subsidiaries”).

A-24

Section 3.2           Capitalization.

(a)          The authorized capital stock of PBI consists of: (i) 4,000,000 shares of common stock, $0.01 par value per share (“PBI Common Stock”), of which, as of the date of this Agreement, 1,974,843 shares are duly authorized, validly issued and outstanding; (ii) 1,000,000 shares of Series A Perpetual Preferred Stock, of which, as of the date of this Agreement, 6,000 shares are duly authorized, validly issued and outstanding; and (iii) 1,000,000 shares of Series B Perpetual Preferred Stock, of which, as of the date of this Agreement, 300 shares are duly authorized, validly issued and outstanding (the Series A Perpetual Preferred Stock and Series B Perpetual Preferred Stock shall be referred to collectively as the “PBI Preferred Stock”). Except as provided in PBI Disclosure Schedule 3.2(a), as of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of PBI or any PBI Subsidiary having the right to vote on any matters on which stockholders of PBI may vote, nor are any trust preferred or subordinated debt securities of PBI or any PBI Company issued or outstanding. All of the issued and outstanding shares of PBI Common Stock and PBI Preferred Stock are fully paid and nonassessable, free of preemptive rights, except as may be defined in PBI’s articles of incorporation, and were not issued in violation of the preemptive rights of any person or in violation of any applicable Laws. Except as set forth in PBI Disclosure Schedule 3.2(a), PBI has not issued nor is PBI or any PBI Subsidiary bound by any subscription, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of PBI Common Stock, PBI Preferred Stock, or any other security of PBI or any securities representing the right to vote, purchase or otherwise receive any shares of PBI Common Stock, PBI Preferred Stock, or any other security of PBI. Accordingly, immediately prior to the Effective Time, there will be no more than 1,974,843 shares of PBI Common Stock issued and outstanding on a fully diluted basis, and there will be 6,300 shares of PBI Preferred Stock issued and outstanding.

(b)          PBI owns, directly or indirectly, all of the capital stock or other equity ownership interests of the PBI Subsidiaries, free and clear of any Liens, agreements and restrictions of any kind or nature, except for those Subsidiaries identified in PBI Disclosure Schedule 3.2(b), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c)          Except as set forth on PBI Disclosure Schedule 3.2(c), to the Knowledge of PBI no person or group is the beneficial owner of five percent or more of the outstanding shares of PBI Common Stock (the terms “person,” “group” and “beneficial owner” are as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder).

(d)          Except as set forth on PBI Disclosure Schedule 3.2(d), PBI and the PBI Subsidiaries are current on all distributions payable on the shares of (i) the Series A Preferred Stock, (ii) the Series B Preferred Stock, and (iii) PBI’s trust preferred securities.

Section 3.3           Authority; No Violation.

(a)          PBI has full corporate power and authority to execute and deliver this Agreement, to consummate the Contemplated Transactions and to otherwise comply with its obligations under this Agreement, subject to the receipt of all regulatory approvals and all consents described in PBI Disclosure Schedule 3.4 and approval of the Agreement and the Merger by the holders of PBI Common Stock as required by PBI’s articles of incorporation and bylaws and the MGCL. The execution and delivery of this Agreement by PBI and the consummation by PBI of the Contemplated Transactions, including the Merger, have been duly and validly authorized by the board of directors of PBI and, except for approval by the holders of PBI Common Stock as required by PBI’s articles of incorporation and bylaws and the MGCL, no other corporate proceedings on the part of PBI are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by PBI and, assuming the due authorization, execution and delivery of this Agreement by HBI, constitutes the valid and binding obligation of PBI, enforceable against PBI in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)          The execution and delivery of this Agreement by PBI, the consummation of the Contemplated Transactions, and the compliance by PBI with any of the terms or provisions hereof, subject to the receipt of all consents described in PBI Disclosure Schedule 3.4, the approval of the Agreement and the Merger by the holders of PBI Common Stock as required by PBI’s articles of incorporation and bylaws and the MGCL, PBI’s and HBI’s compliance with any conditions contained in this Agreement, and compliance by PBI or any PBI Subsidiary with any of the terms or provisions hereof, do not and will not:

A-25

(i)          Conflict with or result in a breach of any provision of the PBI Governing Documents;

(ii)         Violate any Law applicable to PBI or any PBI Subsidiary or any of their respective properties or assets, except where such violation would not have a Material Adverse Effect; or

(iii)        Except as described in PBI Disclosure Schedule 3.3(b) or pursuant to which consent or notification is required as set forth in PBI Disclosure Schedule 3.4, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of PBI or any PBI Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which PBI or any PBI Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except where such termination, acceleration or creation would not have a Material Adverse Effect on PBI.

(c)          PBank has all requisite corporate power and authority to execute and deliver the Bank Merger Agreement, and to consummate the transactions contemplated thereby, subject to the receipt of all consents described in PBI Disclosure Schedule 3.4. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by the board of directors of PBank and, other than the approval of the Bank Merger Agreement by PBI as the sole stockholder of PBank as required by Law, no further corporate proceedings of PBank are needed to execute and deliver the Bank Merger Agreement and consummate the transactions contemplated thereby. PBI, as the sole stockholder of PBank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by PBank on the date of this Agreement. The Bank Merger Agreement has been duly authorized and, upon due authorization, execution and delivery by PBank, will be a legal, valid and binding agreement of PBank enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles. At the Closing, all other agreements, documents and instruments to be executed and delivered by PBank that are referred to in the Bank Merger Agreement, if any, will have been duly executed and delivered by PBank and, assuming due authorization, execution and delivery by the counterparties thereto, will constitute the legal, valid and binding obligations of PBank, enforceable against PBank in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and by general equitable principles.

(d)          The approval of the Agreement and the Merger by the holders of PBI Common Stock is the only vote of holders of any class of PBI capital stock necessary to adopt and approve this Agreement and the Contemplated Transactions. The affirmative vote of two-thirds of the issued and outstanding shares of PBI Common Stock is required to approve the Agreement and the Merger under the MGCL and PBI’s articles of incorporation and bylaws.

(e)          The board of directors of PBI, by resolution duly adopted by the unanimous vote of the entire board of directors at a meeting duly called and held, has (i) determined that the Contemplated Transactions, including the Merger, are advisable, and (ii) directed that the Agreement and the Merger be submitted for consideration at the PBI Common Stockholders’ Meeting.

Section 3.4           Consents; Regulatory Approvals.

Except as described in PBI Disclosure Schedule 3.4, no consents or approvals of, or filings or registrations with, any Regulatory Authorities or other third parties are necessary in connection with the execution and delivery of this Agreement by PBI or the consummation of the Contemplated Transactions by PBI, except where the failure to obtain such consents or approvals, or make such filings or registrations, individually or in the aggregate, would not have a Material Adverse Effect on PBI. To the Knowledge of PBI, none of the PBI Companies has any reason to believe that it will not be able to obtain all requisite approvals, waivers, or consents from the Regulatory Authorities or any third party in order to consummate the Contemplated Transactions on a timely basis. To the Knowledge of PBI, no fact or circumstance exists, including any possible other transaction pending or under consideration by PBI or any PBI Company, that (a) would reasonably be expected to prevent or delay in any material respect, any filings or registrations with, or consents, approvals or waivers required from any Regulatory Authority, or (b) would cause a Regulatory Authority acting pursuant to applicable Law to seek to prohibit or materially delay consummation of the Contemplated Transactions or impose a Burdensome Condition.

A-26

Section 3.5           Financial Statements.

(a)          PBI has previously delivered the PBI Financials to HBI, except those pertaining to annual periods commencing after June 30, 2014 and monthly periods commencing after January 31, 2015, which it will deliver by each respective delivery date as required by this Agreement. The delivered PBI Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of PBI as of and for the periods ended on the dates thereof. The delivered PBI Financials, other than unaudited consolidated financial statements for each month end, have been prepared in accordance with GAAP consistently applied, except for (i) omission of the notes from the financial statements, applicable to any interim period, and (ii) with respect to any interim period, normal year-end adjustments and notes thereto.

(b)          PBI did not, as of the date of the PBI Financials or any subsequent date, have any liabilities, obligations or loss contingencies of any nature, whether absolute, accrued, contingent or otherwise, that are not fully reflected or reserved against in the balance sheets included in the PBI Financials at the date of such balance sheets that would have been required to be reflected therein in accordance with GAAP consistently applied or fully disclosed in a note thereto, except for liabilities, obligations and loss contingencies that are not material in the aggregate and that are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies that are within the subject matter of a specific representation and warranty herein or that have not had a Material Adverse Effect on PBI and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of notes thereto.

Section 3.6           No Material Adverse Effect.

The PBI Companies have not suffered any material adverse change in their respective assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), liquidity, net worth, property, financial condition results of operations or any damage destruction or loss, whether or not covered by insurance, since June 30, 2014, that in the aggregate has had or is reasonably likely to have a Material Adverse Effect on the PBI Companies taken as a whole.

Section 3.7           Taxes.

(a)          Except as disclosed in PBI Disclosure Schedule 3.7(a), all PBI Returns required to be filed by or on behalf of the PBI Companies have been duly filed on a timely basis and to the Knowledge of PBI such PBI Returns are true, complete and correct in all material respects, or requests for extensions to file the PBI Returns have been timely filed, and have not expired, except to the extent that such failures to file, to be complete or correct or to have requested extensions that remain in effect individually or in the aggregate would not have a Material Adverse Effect on PBI. All PBI Taxes shown to be due and payable on the PBI Returns or on subsequent assessments with respect thereto have been paid in full or adequate reserves have been established in the PBI Financials for the payment of such PBI Taxes, except where any such failure to pay or establish adequate reserves, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the PBI Companies. Each of the PBI Companies has withheld and paid over all PBI Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party, except where any such failure to withhold, report or pay over, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect. There are no Liens on any of the assets of the PBI Companies with respect to PBI Taxes, other than Liens for PBI Taxes not yet due and payable.

A-27

(b)          Except as disclosed on PBI Disclosure Schedule 3.7(b), no deficiencies for PBI Taxes have been claimed, proposed or assessed, with notice to any of the PBI Companies, by any taxing or other governmental authority against the PBI Companies that have not been settled, closed or reached a final determination, or that have not been adequately reserved for in the PBI Financials, except for deficiencies that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on PBI. There are no pending audits relating to any PBI Tax liability of which any of the PBI Companies has received written notice. Except as disclosed on PBI Disclosure Schedule 3.7(b), none of the PBI Companies is a party to any action or proceeding for assessment or collection of PBI Taxes, nor have such events been asserted or, to the Knowledge of PBI, threatened against any of the PBI Companies or any of their assets. No waiver or extension of any statute of limitations relating to PBI Taxes is in effect with respect to the PBI Companies. No power of attorney has been executed by any of the PBI Companies with respect to any PBI Tax matter that is currently in force.

(c)          The PBI Companies have disclosed on the federal income tax PBI Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the IRC. None of the PBI Companies has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) by reason of a change in accounting method or otherwise. None of the property of the PBI Companies is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of Section 168(h) of IRC) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of IRC). Except as disclosed on PBI Disclosure Schedule 3.7(c), none of the PBI Companies is a party to any PBI tax sharing agreement or has any continuing obligations under any prior PBI tax sharing agreement. To the Knowledge of PBI, none of the PBI Companies is, or has been, a member of any affiliated group within the meaning of Section 1504(a) of the IRC or any similar group defined under a similar provision of state, local, or non-U.S. law other than a group the common parent of which was PBI.

(d)          None of the PBI Companies has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the IRC (or any similar provision of state, local or foreign law) applied.

(e)          As used in this Agreement, the term “PBI Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which any of the PBI Companies is required to pay, withhold or collect. As used in this Agreement, the term “PBI Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any PBI Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

(f)          True and complete copies of the federal income tax returns and any amendments thereto of the PBI Companies as filed with the IRS for the years ended June 30, 2009 through 2013 have been furnished to HBI, and, if the Effective Date is later than the due dates therefor, true and complete copies of the federal income tax returns of the PBI Companies for the years ended on or after June 30, 2014 will be furnished to HBI within five business days of filing.

(g)          True and complete copies of the state income tax returns of the PBI Companies as filed with the State of Maryland for the years ended June 30, 2012 and 2013 have been furnished to HBI, and, if the Effective Date is later than the due dates therefor, true and complete copies of the state income tax returns of the PBI Companies for the years ended on or after June 30, 2014 will be furnished to HBI within five business days of filing.

A-28

Section 3.8           Contracts; Certain Changes.

(a)          Except as described in PBI Disclosure Schedule 3.8(a), 3.11, 3.13(a), or 3.15(a), neither PBI nor any PBI Subsidiary is a party to or subject to:

(i)          Any employment, consulting, severance, “change-in-control,” or termination contract or arrangement with or for any officer, director, employee, independent contractor, agent, or other person;

(ii)         Any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, or similar arrangements for or with any officer, director, employee, independent contractor, agent, or other person;

(iii)        Except as provided in the articles of incorporation or bylaws of PBI and the similar organizational documents of any PBI Subsidiary, any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of PBI and, to the Knowledge of PBI, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of PBI or the similar organizational documents of any PBI Subsidiary, under any applicable law or regulation or under any indemnification agreement;

(iv)        Any collective bargaining agreement with any labor union relating to employees of PBI or any PBI Subsidiary;

(v)         Any agreement that by its terms limits the payment of dividends by PBI or any PBI Subsidiary;

(vi)        Except in the ordinary course of business, any material instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which PBI or any PBI Subsidiary is an obligor to any person, other than deposits, FHLB advances, repurchase agreements, bankers’ acceptances and “treasury tax and loan” accounts established in the ordinary course of business, instruments relating to transactions entered into in the customary course of the banking business of PBank, and transactions in “federal funds,” or that contains financial covenants or other restrictions, other than those relating to the payment of principal and interest when due, which would be applicable on or after the Effective Time;

(vii)       Any contract, other than this Agreement, that restricts or prohibits PBI or any PBI Subsidiary from engaging in any type of business permissible under applicable Law;

(viii)      Any contract, plan or arrangement that provides for payments or benefits in certain circumstances that, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the IRC;

(ix)         Any contract involving Intellectual Property (other than contracts entered into in the ordinary course with customers and off-the-shelf, “shrink wrap” or force placed software licenses);

(x)          Except in the ordinary course of business, any lease for real property;

(xi)         Any contract or arrangement with any broker-dealer or investment adviser;

(xii)        Any investment advisory contract with any investment company registered under the Investment Company Act of 1940;

A-29

(xiii)       Any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization; or

(xiv)      Any contract in which PBI or any PBI Subsidiary has liability or would incur a contract termination fee of over $50,000.

(b)          True and correct copies of the contracts, plans, arrangements and instruments listed in PBI Disclosure Schedule 3.8(a), 3.11, 3.13(a), or 3.15(a) have been made available to HBI on or before the date hereof and are in full force and effect on the date hereof. Neither PBI, any PBI Subsidiary nor, to the Knowledge of PBI, any other party to any such contract, plan, arrangement or instrument, has breached any provision of, or is in default under any term of, any such contract, plan, arrangement or instrument and no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions thereof as a result of the Contemplated Transactions, except where such breach, default or termination is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

(c)          Since June 30, 2014, through and including the date of this Agreement, neither PBI nor any PBI Subsidiary has (i) made any material change in the credit policies or procedures of PBI or any PBI Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (ii) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition, other than loans and loan commitments in the ordinary course of business consistent with past practice, (iii) entered into any lease of real or personal property requiring annual payments in excess of $50,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, or (iv) changed any accounting methods, principles or practices of PBI or any PBI Subsidiary affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy.

Section 3.9           Ownership of Personal Property; Insurance Coverage.

(a)          Each of the PBI Companies has good and marketable title to all material assets and properties owned by it in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the PBI Financials or acquired subsequent thereto, subject to no Liens, except:

(i)          Those items that secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to the FHLB, inter-bank credit facilities or reverse repurchase agreements and that are described in PBI Disclosure Schedule 3.9(a) or permitted under Article V hereof;

(ii)         Mechanics liens and similar liens for labor, materials, services or supplies provided for such property and incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith;

(iii)        Statutory Liens for amounts not yet delinquent or which are being contested in good faith;

(iv)        Liens for current taxes not yet due and payable;

(v)         Pledges to secure deposits and other Liens incurred in the ordinary course of the business of banking;

(vi)        Liens, imperfections of title, easements and other defects of title that are not reasonably likely to have a Material Adverse Effect on PBI or any PBI Subsidiary;

(vii)       With respect to personal property reflected in the balance sheets contained in the PBI Financials, (A) dispositions and encumbrances for adequate consideration in the ordinary course of business since the date of such balance sheets and/or (B) dispositions of obsolete personal property since the date of such balance sheets;

A-30

(viii)      Those items that are reflected as liabilities in the PBI Financials; and

(ix)         Items of personal property that are held in any fiduciary or agency capacity.

(b)          With respect to material items of real and personal property that are used in the conduct of its business and leased from other persons, each of the PBI Companies has the right under valid and existing leases to use such real and personal property in all material respects as presently occupied and used.

(c)          With respect to all agreements pursuant to which PBI or any PBI Subsidiary has purchased securities subject to an agreement to resell, if any, PBI or such PBI Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(d)          PBI and each PBI Subsidiary currently maintain insurance in amounts considered by PBI to be reasonable for their respective operations, and, to the Knowledge of PBI, such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither PBI nor any PBI Subsidiary has received notice from any insurance carrier that:

(i)          The insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii)         Premium costs with respect to such insurance will be substantially increased, except as set forth in PBI Disclosure Schedule 3.9(d).

There are presently no material claims pending under such policies of insurance and no notices have been given by PBI or any PBI Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years PBI and each PBI Subsidiary have received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any material claims submitted under any of their insurance policies. PBI Disclosure Schedule 3.9(d) identifies all policies of insurance maintained by PBI and each PBI Subsidiary as well as the other matters required to be disclosed under this Section 3.9(d).

(e)          PBI and each PBI Subsidiary maintain such fidelity bonds and errors and omissions insurance as may be customary or required under applicable Laws.

Section 3.10         Litigation and Other Proceedings.

There are no legal, quasi-judicial, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any kind or nature now pending or, to the Knowledge of PBI, threatened before any court, administrative, regulatory, arbitration or similar body in any manner against any of the PBI Companies or any of their properties. To the Knowledge of PBI, no pending or threatened litigation or proceeding described in PBI Disclosure Schedule 3.10 could reasonably be expected to (a) have a Material Adverse Effect on the PBI Companies, (b) question the validity of any action taken or to be taken in connection with this Agreement or the Contemplated Transactions, or (c) materially impair or delay the ability of the PBI Companies to perform their obligations under this Agreement. None of the PBI Companies is in default with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or Regulatory Authority.

A-31

Section 3.11         Compliance with Applicable Law.

Except as disclosed on PBI Disclosure Schedule 3.11:

(a)          Each of the PBI Companies conducts its business in compliance with all Laws applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PBI;

(b)          Each of the PBI Companies has all material permits, licenses, authorizations, orders and approvals of all Regulatory Authorities that are required in order to permit it to own or lease its properties and carry on its business as it is presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of PBI, threatened, and to the Knowledge of PBI no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the Contemplated Transactions, subject to obtaining the receipt of all requisite approvals or consents from the Regulatory Authorities in order to consummate the Contemplated Transactions. None of the PBI Companies have been given notice or been charged with any violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Regulatory Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PBI;

(c)          Each of the PBI Companies has timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that it was required by Law to file with any Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith, and each of such filings complied in all material respects with all Laws under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance) and, to the extent such filings contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices and, in the case of SEC reports, GAAP, throughout the periods covered by such filing, except to the extent failure to timely file would not, individually or in the aggregate, be expected to have a Material Adverse Effect; none of the PBI reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the PBI reports filed with the SEC; none of the PBI Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act;

(d)          No Regulatory Authority has initiated any proceeding or, to the Knowledge of PBI, investigation into the business or operations of the PBI Companies;

(e)          Neither PBI nor any PBI Subsidiary has received any notification or communication from any Regulatory Authority:

(i)          Asserting that PBI or any PBI Subsidiary is not in substantial compliance with any Law which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii)         Threatening to revoke any license, franchise, permit or governmental authorization that is material to PBI or any PBI Subsidiary;

(iii)        Requiring or threatening to require PBI or any PBI Subsidiary, or indicating that PBI or any PBI Subsidiary may be required, to enter into a cease and desist order, consent agreement, other agreement or memorandum of understanding, or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of PBI or any PBI Subsidiary, including without limitation any restriction on the payment of dividends; or

A-32

(iv)        Directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of PBI or any PBI Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence and addressed specifically to PBI or PBank, herein referred to as a “PBI Regulatory Agreement”);

(f)          Neither PBI nor any PBI Subsidiary has received, consented to, or entered into any PBI Regulatory Agreement;

(g)          There is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any PBI Regulatory Agreement, except to the extent permitted by such PBI Regulatory Agreement;

(h)          There is no injunction, order, judgment or decree imposed upon PBI or any PBI Subsidiary or the assets of PBI or any PBI Subsidiary;

(i)           Since July 1, 2011, (x) neither PBI nor any PBI Subsidiary nor, to the Knowledge of PBI, any director, officer, employee, auditor, accountant or representative of PBI or any PBI Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PBI or any PBI Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PBI or any PBI Subsidiary has engaged in questionable accounting or auditing practices, and (y) no attorney representing PBI or any PBI Subsidiary, whether or not employed by PBI or any PBI Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PBI or any of its officers, directors, employees or agents to the board of directors of PBI or any committee thereof or to any director or officer of PBI.

Section 3.12         Labor Matters.

There are no labor or collective bargaining agreements to which PBI or any PBI Subsidiary is a party. There is no union organizing effort pending or, to the Knowledge of PBI, threatened against PBI or any PBI Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of PBI, threatened against PBI or any PBI Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of PBI, threatened against PBI or any PBI Subsidiary (other than routine employee grievances that are not related to union employees). PBI and each PBI Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. PBI and each PBI Subsidiary represents that it has not made any commitments to others inconsistent with or in derogation of any of the foregoing. There are no pending or, to the Knowledge of PBI, threatened claims or suits against PBI or any PBI Subsidiary under any applicable labor or employment law or brought or made by a current or former employee or applicant for employment.

Section 3.13         ERISA.

(a)          PBI has identified in PBI Disclosure Schedule 3.13(a) the PBI Benefit Plans and made available a copy of all available written documents including:

(i)          The most recent actuarial reports (if any) and financial reports PBI has received relating to those PBI Benefit Plans that constitute “qualified pension plans” under IRC Section 401(a);

(ii)         The most recently filed Form 5500, together with schedules and attachments, as required (if any) relating to such PBI Benefit Plans that have been filed with the United States Department of Labor;

(iii)        The most recent favorable determination letters issued by the IRS which pertain to any such PBI Benefit Plans that are “qualified pension plans” under IRC Section 401(a); and

A-33

(iv)        Summary plan descriptions and any amendments thereto and any insurance, third party administrator or administrative services only contracts related to the PBI Benefit Plans within the meaning of ERISA Section 3(1) or 3(2).

(b)          PBI and any PBI ERISA Affiliate have paid in full any insurance premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to any defined benefit pension plans for the six years prior to, and through, the Effective Date. Except as disclosed in PBI Disclosure Schedule 3.13(b), no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by PBI or any PBI ERISA Affiliate, has been terminated or is under notice from the PBGC of any threat of termination under the procedures of the PBGC. To the Knowledge of PBI, no circumstance has occurred for which any reportable event under ERISA Section 4043(b) has been or would be required that has not been reported or with respect to which the notice requirement has not been waived. Except as set forth on PBI Disclosure Schedule 3.13(b), no PBI Benefit Plan is subject to IRC Section 412 or Title IV of ERISA, and as of the Effective Date, to the Knowledge of PBI, no condition exists which will present a material risk to HBI of incurring any liability to the PBGC or on account of the failure to comply with any such provisions in connection with any such PBI Benefit Plan. No PBI Benefit Plan provides, and neither PBI nor any PBI ERISA Affiliate has any obligation to provide, health or welfare benefits to any individual following termination of such individual’s employment or service with PBI or a PBI ERISA Affiliate (other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended or any similar state law).

(c)          Neither PBI nor any PBI ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d)          Each PBI Benefit Plan complies in all material respects with the applicable requirements of ERISA, the IRC, the Securities Act, and any other applicable laws governing the PBI Benefit Plan, and each PBI Benefit Plan has at all times been administered in all material respects in accordance with all requirements of applicable law and in accordance with its terms. Each PBI pension plan which is intended to be qualified under Section 401(a) of the IRC is so qualified, and, to the Knowledge of PBI, each trust established by each pension plan is exempt from federal income tax under Section 501(a) of the IRC. Each PBI pension plan is, and from its establishment has been, exempt from federal income tax under Section 501(a) of the IRC. Each PBI pension plan has received, or is entitled to rely upon, a favorable determination letter from the IRS, and to the Knowledge of PBI there are no circumstances that will or could result in revocation of, or inability to continue to rely upon, any such favorable determination letter. No lawsuits, claims (other than routine claims for benefits) or complaints to, or by, any person, governmental authority, regulatory body or arbiter have been filed, are pending or, to the Knowledge of PBI, are threatened with respect to any PBI Benefit Plan and, to the Knowledge of PBI, there is no fact or contemplated event that would give rise to any lawsuit, claim (other than routine claims for benefits) or complaint with respect to any PBI Benefit Plan. To the Knowledge of PBI, and without limiting the foregoing, the following are true:

(i)          Each PBI Benefit Plan that is a defined benefit pension plan subject to IRC Section 412 or Title IV of ERISA as of the most recent actuarial valuation has an AFTAP determined under IRC Section 430 and 436 that exceeds the AFTAP level that would impose any funding-based limit on such plan under IRC Section 436;

(ii)         Each PBI Benefit Plan that is a defined contribution pension plan that is intended to be qualified under IRC Section 401(a) has had all contributions made to the plan trust in accordance with the terms of the plan on a timely basis under the IRC and ERISA;

(iii)        With respect to each PBI Benefit Plan, PBI is not aware of any occurrence or contract that would constitute any “prohibited transaction” within the meaning of Section 4975(c) of the IRC or Section 406 of ERISA, which transaction is not exempt under applicable Law, including Section 4975(d) of the IRC or Section 408 of ERISA;

(iv)        No PBI Benefit Plan is an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the IRC;

A-34

(v)         No PBI Benefit Plan is a Qualified Foreign Plan as the term is defined in Section 404A of the IRC and no PBI Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions;

(vi)        No PBI welfare plan is a Voluntary Employees’ Beneficiary Association as defined in Section 501(c)(9) of the IRC;

(vii)       All PBI welfare plans and their related trusts comply in all material respects with and have been administered in substantial compliance with (A) Section 4980B of the IRC and Sections 601 through 609 of ERISA and all Treasury and U.S. Department of Labor regulations issued thereunder, respectively, (B) the Health Insurance Portability and Accountability Act of 1996, and (C) the U.S. Department of Labor regulations issued with respect to such welfare benefit plans; and

(viii)      With respect to each PBI Benefit Plan, PBI or any PBI ERISA Affiliate has the authority to amend or terminate the PBI Benefit Plan at any time, subject to the applicable requirements of ERISA and the IRC and the provisions of the PBI Benefit Plan.

(e)          There is no existing, or, to the Knowledge of PBI, contemplated, audit of any PBI Benefit Plan by the IRS, the U.S. Department of Labor, the PBGC or any other governmental authority. In addition, to the Knowledge of PBI, there are no pending or threatened material claims by, on behalf of or with respect to any PBI Benefit Plan, or by or on behalf of any individual participant or beneficiary of any PBI Benefit Plan, alleging any non-frivolous violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits made in the ordinary course of business), nor, to the Knowledge of PBI, is there any basis likely to enable such claim to prevail.

(f)          Except as disclosed on PBI Disclosure Schedule 3.13(f), no payment contemplated or required by or under any PBI Benefit Plan and employment-related agreement would in the aggregate constitute excess parachute payments as defined in Section 280G of the IRC (without regard to subsection (b)(4) thereof).

(g)          Neither PBI nor any PBI Subsidiary is a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any PBI Benefit Plan).

Section 3.14         Brokers and Finders.

Neither PBI, any PBI Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Keefe, Bruyette & Woods, Inc., whose engagement letter with PBI has been provided to HBI.

Section 3.15         Real Property and Leases.

(a)          PBI Disclosure Schedule 3.15(a) contains a true, correct and complete list of all real property owned, leased or operated by the PBI Companies, including but not limited to all REO (the “PBI Real Property”). True, correct and complete copies of all deeds, surveys, title insurance policies and leases for the properties listed on PBI Disclosure Schedule 3.15(a), and of all mortgages, deeds of trust and security agreements to which such properties are subject, have been made available to HBI to the extent PBI possesses such deeds, surveys, title insurance policies, leases, mortgages, deeds of trust and security agreements.

(b)          No lease with respect to any PBI Real Property and no deed with respect to any PBI Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such PBI Real Property. Each lease with respect to any PBI Real Property is a legal, valid and binding obligation of the parties thereto enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect. There are no existing defaults by the PBI Companies or, to the Knowledge of PBI, the other party under any lease with respect to any PBI Real Property, and, to the Knowledge of PBI, there are no allegations or assertions of such defaults by any party under any lease with respect to any PBI Real Property or any events that, with notice or lapse of time or the happening or occurrence of any other event, would constitute a default under any lease with respect to any PBI Real Property, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the PBI Companies.

A-35

(c)          To the Knowledge of PBI, none of the buildings and structures located on any PBI Real Property, nor any improvements or appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any land use laws and regulations or restrictive covenants, or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any PBI Real Property, except for those violations and encroachments that in the aggregate could not reasonably be expected to have a Material Adverse Effect on the PBI Companies. No condemnation proceeding is pending or, to the Knowledge of PBI, threatened, that would preclude or materially impair the use of any PBI Real Property in the manner in which it is currently being used.

(d)          The PBI Companies have a valid and enforceable leasehold interest in, or, to the Knowledge of PBI based on title insurance owned by it, good and marketable title to, all PBI Real Property and all improvements thereon, subject to no Liens of any kind except (i) as noted in the PBI Financials, (ii) statutory Liens not yet delinquent, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, (iv) mechanics liens and (v) those assets and properties disposed of for fair market value in the ordinary course of business since the date of the PBI Financials. All PBI Real Property used in the business of the PBI Companies is in adequate condition (ordinary wear and tear excepted) and, to the Knowledge of PBI, is free from defects that could materially interfere with the current or future use of such facilities, provided such future use is substantially similar to its current use.

(e)          Except as listed on PBI Disclosure Schedule 3.15(e), there are no contracts, agreements or arrangements to sell, lease or otherwise dispose of any of the PBI Real Property.

Section 3.16         Environmental Laws.

To the Knowledge of PBI, each of the PBI Companies is and has been in material compliance with all terms and conditions of all Environmental Laws and permits thereunder, except for violations that, individually or in the aggregate, have not, and are not reasonably likely to have, a Material Adverse Effect on the PBI Companies. None of the PBI Companies (a) has received any written notice of any violation of, or inquiries regarding any violation of, any Environmental Laws, (b) has generated, stored or disposed of any materials designated as Hazardous Materials under the Environmental Laws, or (c) is subject to any claim or lien under any Environmental Laws. To the Knowledge of PBI, no release (as defined at CERCLA, 42 U.S.C. 9601(22), without regard for the exclusions therein mentioned) of Hazardous Materials has occurred at or from any PBI Real Property during the term of the ownership, lease or operation thereof by any of the PBI Companies for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind, and no condition exists at any PBI Real Property for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind. None of the PBI Companies has directed, controlled or overseen, or has sought to direct, control or oversee, the management of environmental matters of any borrower or any real estate in which any of the PBI Companies holds or has held a security interest. To the Knowledge of PBI, no asbestos or, with respect to PBI Real Property built after 1978, lead is now or has been contained in any PBI Real Property that is owned by any of the PBI Companies. No PBI Real Property is, or has been, an industrial site or a landfill during the period it has been owned, leased or operated by any of the PBI Companies or, to the Knowledge of PBI, prior to such time. PBI has furnished HBI true and complete copies of all environmental assessments, reports, studies and other similar documents or information in its possession or control relating to each PBI Real Property and any real property in which any of the PBI Companies holds or held a security interest.

A-36

Section 3.17         Intellectual Property.

PBI Disclosure Schedule 3.17 sets forth a complete and correct list of all trademarks, trade dress, trade names, service marks, domain names, patents, technology, inventions, trade secrets, know-how and copyrights and works of authorship owned by or licensed to any of the PBI Companies for use in its business, and all licenses or other agreements relating thereto and all agreements relating to third party intellectual property that any PBI Company is licensed or authorized to use in its business, including without limitation any software licenses other than “shrink wrap” or force placed software licenses (collectively, the “Intellectual Property”). The PBI Companies own or possess valid, binding and assignable licenses and other rights to use without payment all Intellectual Property that is used in the conduct of their existing businesses free and clear of all Liens and any claims of ownership by current or former employees or contractors, other than royalties or payments with respect to off-the-shelf software. With respect to each item of Intellectual Property that any of the PBI Companies is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. None of the PBI Companies is, to the Knowledge of PBI, infringing, diluting, misappropriating or violating the intellectual property of any other person, and none of the PBI Companies has received any communications alleging that it has infringed, diluted, misappropriated or violated any such intellectual property. The PBI Companies have not sent any communications alleging that any person has infringed, diluted, misappropriated or violated any Intellectual Property and, to the Knowledge of PBI, no person is infringing, diluting, misappropriating or violating any of the Intellectual Property. Since June 30, 2012, the PBI Companies have taken all commercially reasonable actions to protect and maintain all (a) material Intellectual Property and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. To the Knowledge of PBI, the computers, computer software, other information technology equipment, and all associated documents (the “IT Assets”) owned by the PBI Companies operate and perform in all material respects in accordance with their documentation and functional specifications as required by PBI in connection with its business and have not materially malfunctioned or failed to meet PBI’s requirements within the past two years and such material malfunction or failure has not been remediated. To the Knowledge of PBI, no person has gained material unauthorized access to computers, computer software, other information technology equipment and all associated documents (the “IT Assets”) owned or leased by the PBI Companies. Each of the PBI Companies has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices for institutions of comparable size and complexity.

Section 3.18         Information to be Supplied.

(a)          The information supplied by PBI for inclusion in the Registration Statement (including the Prospectus/Proxy Statement), at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to the stockholders of PBI and HBI, and up to and including the date of the PBI Common Stockholders’ Meeting and the HBI Common Stockholders’ Meeting, (i) will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading, and (ii) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(b)          The information supplied by PBI for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 3.19         Related Party Transactions.

(a)          Except as set forth on PBI Disclosure Schedule 3.19 or as disclosed in the PBI Financials, neither PBI nor any PBI Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of PBI or any PBI Subsidiary, and all such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons who are not related to or Affiliates of PBI or any PBI Subsidiary, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

(b)          Except as set forth in PBI Disclosure Schedule 3.19, as of the date hereof, no Credit Extension by PBI or any PBI Subsidiary to any Affiliate of PBI or any PBI Subsidiary is presently in material default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified, or extended in order to avoid or cure a default, except for rate modifications pursuant to PBI’s loan modification policy that is applicable to all Persons. As of the date hereof, to the Knowledge of PBI, principal and interest with respect to any such Credit Extension will be paid when due and the loan grade classification accorded such Credit Extension is appropriate.

A-37

Section 3.20         Loans.

(a)          All Credit Extensions reflected as assets in the PBI Financials arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of PBI’s or the appropriate PBI Subsidiary’s respective business, and are being transferred to HBI and/or HBank with good and marketable title, free and clear of any and all Liens and are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and correct, and to the extent secured, except for loans pledged as collateral to the FHLB or the Federal Reserve Bank of Richmond, to the Knowledge of PBI, as set forth on PBI Disclosure Schedule 3.20(a), are secured by valid Liens that are legal, valid and binding obligations of the maker thereof, enforceable in accordance with the respective terms thereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles affecting the enforcement of creditors’ rights that have been perfected. All Credit Extensions reflected as assets in the PBI Financials were made in accordance in all material respects with sound banking practices, and, to the Knowledge of PBI, are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity.

(b)          To the Knowledge of PBI, neither the terms of any Credit Extension, any of the documentation for any Credit Extension, the manner in which any Credit Extensions have been administered and serviced, nor the practices of PBI or any PBI Subsidiary of approving or rejecting applications for a Credit Extension, violate in any material respect any federal state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act and the CFPB’s Regulation Z, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(c)          None of the agreements pursuant to which PBI or any PBI Subsidiary has sold Credit Extensions or pools of Credit Extensions or participations in Credit Extensions or pools of Credit Extensions contains any obligation to repurchase such Credit Extensions or interests therein solely on account of a payment default by the obligor on any such Credit Extension.

(d)          PBI Disclosure Schedule 3.20(d) sets forth a list of all Credit Extensions as of the date hereof by PBI or PBank to any directors, executive officers and principal stockholders (as such terms are defined in the Federal Reserve Board’s Regulation O) of PBI or any PBI Subsidiary. There are no employee, officer, director or other insider Credit Extensions on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was not in compliance with Regulation O and all such Credit Extensions are and were originated in compliance in all material respects with all applicable laws. To the Knowledge of PBI, no shares of PBI Common Stock were purchased with the proceeds of a loan made by PBI or any PBI Subsidiary. PBI Disclosure Schedule 3.20(d) sets forth the aggregate amount of all overdrafts that have occurred during each calendar month since June 30, 2014.

Section 3.21         Allowance for Loan Losses.

The allowance for loan losses reflected in PBI’s and PBank’s reports to each Regulatory Authority has been and will be established in compliance with the requirements of all regulatory criteria, and the allowance for loan losses shown in the PBI Financials has been and will be established and maintained in accordance with GAAP. The allowance for loan losses reflected in PBI’s and PBank’s reports to each Regulatory Authority and the allowance for loan losses shown in the PBI Financials, in the opinion of management, was or will be adequate as of the dates thereof. PBI has disclosed to HBI on PBI Disclosure Schedule 3.21 all Credit Extensions (including participations) and interest-bearing assets of PBI or any PBI Subsidiary (a) that have been accelerated during the past 12 months, (b) that have been terminated during the past 12 months by reason of a default or adverse development in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (c) pursuant to which a borrower, customer or other party has notified PBI or any PBI Subsidiary during the past 12 months of, or has asserted against PBI or any PBI Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of PBI, each borrower, customer or other party that has given PBI or any PBI Subsidiary any oral notification of, or orally asserted to or against PBI or any PBI Subsidiary, any such claim, (d) that are contractually past due 90 days or more in the payment of principal and/or interest, (e) that are on non-accrual status, and (f) that are classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with true, complete and materially correct copies of reports containing the principal amount and accrued and unpaid interest of each such Credit Extension and interest-bearing asset and the identity of the obligor thereunder, and PBI shall update PBI Disclosure Schedule 3.21 promptly to HBI after the end of each month after the date hereof and on the Business Day prior to the Closing Date. The REO and in-substance foreclosures included in any of PBank’s non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

A-38

Section 3.22         Community Reinvestment Act.

PBank is in compliance in all material respects with the Community Reinvestment Act (12 U.S.C. §§ 2901 et seq.) (the “CRA”) and all regulations promulgated thereunder. PBI has supplied HBI with a copy of PBank’s current CRA Statement, all letters and written comments received by PBank since December 31, 2011 pertaining thereto and any responses by PBank to such comments. PBank has a rating of “satisfactory” as of its most recent CRA compliance examination and PBI and PBank have received no communication from any Regulatory Authority that would lead PBI to believe that PBank will not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or that any Regulatory Authority would seek to restrain, delay or prohibit the Merger or the Bank Merger as a result of any act or omission of PBank under the CRA.

Section 3.23         Anti-Money Laundering, OFAC and Customer Information Security.

PBI does not have knowledge of any facts or circumstances that would cause PBank or any other PBI Subsidiary: (a) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by Treasury’s Financial Crimes Enforcement Network or Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, as well as the provisions of the Bank Secrecy Act/anti-money laundering program adopted by PBI, PBank or other PBI Subsidiary; or (b) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by PBI or PBank. To the Knowledge of PBI, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either PBI or any PBI Subsidiary to undertake any remedial action. The board of directors of PBank (or where appropriate of PBI or any other PBI Subsidiary) has adopted, and PBank (or PBI and such other PBI Subsidiary) has implemented, a Bank Secrecy Act/anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act the regulations thereunder and such Bank Secrecy Act/anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and has received no written notice from any Regulatory Authority that such program (x) does not contain adequate and appropriate customer identification verification procedures, or (y) has been deemed ineffective. PBank (or PBI or such other PBI Subsidiary) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

Section 3.24         Securities Activities of Employees.

To the Knowledge of PBI, the officers, employees and agents of the PBI Companies are now, and at all times in the past have been, in compliance with all applicable Laws that relate to securities activities conducted by such officers, employees and agents of the PBI Companies, including Laws relating to licenses and permits.

A-39

Section 3.25         Books and Records.

(a)          The minute books and stock ledgers of the PBI Companies that have been made available to HBI, its representatives or its Affiliates constitute all of the minute books and stock ledgers of the PBI Companies and as of their dates contain a materially complete and accurate record of all actions of their respective stockholders and boards of directors (and any committees thereof). All personnel files, reports, feasibility studies, environmental assessments and reports, strategic planning documents, financial forecasts, deeds, leases, lease files, land files, accounting and tax records and all other records that relate to the business and properties of the PBI Companies that have been requested by HBI have been made available to HBI, its representatives or its Affiliates, and are located at the offices of the PBI Companies at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

(b)          Each of the PBI Companies makes and keeps books, records and accounts that, in reasonable detail and in all material respects, accurately and fairly reflect its transactions in and dispositions of its assets and securities and maintains a system of internal accounting controls sufficient to provide assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP consistently applied and any other criteria applicable to such statements, and (B) to maintain accountability for assets, (iii) access to the assets of the PBI Companies is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of such internal accounting controls that are reasonably likely to adversely affect in any material respect PBI’s ability to record, process, summarize and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in PBI’s internal accounting controls.

Section 3.26         Investment Securities.

PBI and each PBI Subsidiary have good and marketable title to all securities owned by them. None of the investment securities reflected in the PBI Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity” and, except as otherwise provided for by this Agreement, none of the investment securities acquired by the PBI Companies since September 30, 2014, are subject to any restrictions, whether contractual or statutory, that materially impair the ability of any of the PBI Companies to freely dispose of such investment securities at any time, and, at the time they were acquired by a PBI Company, such PBI Company was permitted by applicable Law to acquire such investment securities.

Section 3.27         Reorganization.

As of the date hereof, PBI does not have any reason to believe that the Merger will fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC. None of the PBI Companies will take any action that, cause any action to be taken that, or fail to take any action or fail to cause any action to be taken if such failure to act will have the effect of, causing the Merger not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC, nor have any of the PBI Companies taken, caused, agreed to take or cause, or failed to take or cause any such action.

Section 3.28         Fairness Opinion.

PBI’s board of directors has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated no later than the date of this Agreement) from Keefe, Bruyette & Woods, Inc. to the effect that, as of the date thereof, and subject to the terms, conditions and qualifications set forth therein, the consideration to be received by the stockholders of PBI pursuant to the terms of this Agreement is fair, from a financial point of view, to the stockholders of PBI. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.29         Materials Provided to Stockholders.

All proxy materials used, or to be used, in connection with the meetings of PBI’s stockholders held in 2012, 2013 and 2014, if any, along with any other form of correspondence between PBI and its stockholders during those years and to date in 2015, including any annual or quarterly reports provided to stockholders, either have been filed with the SEC and are publicly available to HBI via EDGAR or have been made available to HBI.

A-40

Section 3.30         Absence of Certain Changes.

Except as disclosed in PBI Disclosure Schedule 3.30 and provided for or contemplated in this Agreement, since June 30, 2014 there has not been:

(a)          Any material transaction by PBI or any PBI Subsidiary other than in the ordinary course of business and in conformity with past practices;

(b)          Any acquisition or disposition by PBI or any PBI Subsidiary of any property or asset, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than $50,000, other than acquisitions or dispositions, including acquisitions and dispositions of REO and investment securities, made in the ordinary course of business;

(c)          Any Lien on any of the respective properties or assets of PBI or any PBI Subsidiary, except to secure extensions of credit in the ordinary course of business and in conformity with past practice (i.e., Liens on assets to secure Federal Home Loan Bank, Federal Reserve Bank or correspondent bank advances being deemed both in the ordinary course of business and consistent with past practices);

(d)          Any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee, or agent of PBI or any PBI Subsidiary, or any bonus payment, stock option award, restricted stock award or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business and consistent with past practices or as permitted in Section 5.1(d);

(e)          Any incurring of, assumption of, or taking of, by PBI or any PBI Subsidiary, any property subject to, any liability in excess of $50,000, except for liabilities incurred or assumed or property taken subsequent June 30, 2014 in the ordinary course of business and in conformity with past practices;

(f)          Any material alteration in the manner of keeping the books, accounts, or records of PBI or any PBI Subsidiary, or in the accounting policies or practices therein reflected;

(g)          Any elimination of employee benefits;

(h)          Any deferred routine maintenance of real property or leased premises;

(i)          Any elimination of a reserve where the liability related to such reserve has remained;

(j)          Any failure to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(k)          Any extraordinary reduction or deferral of ordinary or necessary expenses.

Section 3.31         Absence of Undisclosed Liabilities.

Neither PBI nor any PBI Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations (a) except as disclosed in the PBI Financials delivered to HBI prior to the date of this Agreement, or (b) except as contemplated under this Agreement. Since June 30, 2014, neither PBI nor any PBI Subsidiary has incurred or paid any obligation or liability that would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practice and applicable Law.

A-41

Section 3.32         No Option Plans or Convertible Securities.

The PBI Companies do not maintain any form of equity plan, including without limitation, an equity compensation or other stock option plan, that might entitle any person to receive Rights from any of the PBI Companies, and (b) no Rights with respect to any equity plan of the PBI Companies are outstanding.

Section 3.33         Deposits.

None of the deposits of PBI is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

Section 3.34         Risk Management Instruments.

Since July 1, 2011, neither PBI nor any PBI Subsidiary has entered into any material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for PBI’s own account, or for the account of one or more of PBI’s Subsidiaries or their customers.

Section 3.35         Fiduciary Accounts.

Neither PBI nor any PBI Subsidiary has trust powers or acts as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

Section 3.36         Credit Card Accounts and Merchant Processing

Neither PBI nor any PBI Subsidiary originates, maintains or administers credit card accounts. Neither PBI nor any PBI Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

Section 3.37         Anti-takeover Laws.

PBI and the PBI Subsidiaries have taken all actions required to exempt HBI, the Agreement, the Bank Merger Agreement, the Contemplated Transactions and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

Section 3.38         Disclosure.

The schedules delivered by PBI pursuant to this Article III and elsewhere in this Agreement, which have been delivered concurrently with the execution and delivery of this Agreement, are true and correct in all material respects and contain no untrue statements of material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF HBI

HBI represents and warrants to PBI that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV); provided, however, that no representation or warranty of HBI contained in this Article IV shall be deemed untrue or incorrect, and HBI shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 4.1, 4.2, 4.3 and 4.17, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects (the “Article IV Standard”).

A-42

Section 4.1           Organization.

(a)          HBI is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Maryland. HBI is a bank holding company duly registered under the BHC Act. HBI has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. HBI is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on HBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects. HBI engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder.

(b)          HBank is a bank duly organized, validly existing and in good standing under the laws of the State of Maryland. HBank has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. HBank is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on HBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c)          The deposits of HBank are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d)          HBI Disclosure Schedule 4.1(d) contains a complete and accurate list of all HBI Subsidiaries. Each HBI Subsidiary is duly organized, validly existing and in good standing under the laws of the state of its organization and has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own or lease all of its properties and assets as presently owned or leased. Each HBI Subsidiary is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on HBI, and all such licenses, registrations and qualifications are in full force and effect in all material respects. Other than shares of capital stock of the HBI Subsidiaries listed on HBI Disclosure Schedule 4.1(d), HBI does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, an equity interest in any corporation, company, association, partnership, joint venture or other entity.

(e)          The respective minute books of HBI and each HBI Subsidiary accurately record, in all material respects, all material actions of their respective owners and governing bodies, including committees, in each case in accordance with the ordinary business practice of HBI or any HBI Subsidiary.

(f)          Prior to the date of this Agreement, HBI has delivered to PBI true and correct copies of the articles of incorporation and bylaws of HBI, and the charter documents and bylaws, operating agreement and/or other governing instrument of each HBI Subsidiary and each as in effect on the date hereof (collectively, the “HBI Governing Documents”).

A-43

Section 4.2           Capitalization.

(a)          Except as set forth in HBI Disclosure Schedule 4.2(a), the authorized capital stock of HBI consists of (i) 10,000,000 shares of Common Stock, par value $0.01 per share (“HBI Common Stock”), of which 4,145,547 shares are duly authorized, validly issued and outstanding, and (ii) 5,000,000 shares of HBI Preferred Stock, of which 12,562 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series AA, having a liquidation preference of $1,000 per share, are duly authorized, validly issued and outstanding, in each case on the date hereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of HBI or any HBI Subsidiary having the right to vote on any matters on which stockholders of HBI may vote. All of the issued and outstanding shares of HBI Common Stock and HBI Preferred Stock are fully paid and nonassessable, free of preemptive rights, except as may be defined in HBI’s articles of incorporation (provided that certain holders of HBI Common Stock have preemptive rights granted by contract), and were not issued in violation of the preemptive rights of any person or in violation of any applicable Laws. Except pursuant to this Agreement, the investment agreements entered into in connection with the Private Placement, or as set forth in HBI Disclosure Schedule 4.2(a), HBI has not issued nor is HBI or any HBI Subsidiary bound by any subscription, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of HBI Common Stock, HBI Preferred Stock, or any other security of HBI or any securities representing the right to vote, purchase or otherwise receive any shares of HBI Common Stock, HBI Preferred Stock, or any other security of HBI. The shares of HBI Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

(b)          HBI owns, directly or indirectly, all of the capital stock or other equity ownership interests of the HBI Subsidiaries, free and clear of any Liens, agreements and restrictions of any kind or nature, except for those Subsidiaries identified in HBI Disclosure Schedule 4.2(b), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

Section 4.3           Authority; No Violation.

(a)          HBI has full corporate power and authority to execute and deliver this Agreement, to consummate the Contemplated Transactions and to otherwise comply with its obligations under this Agreement, subject to the receipt of all regulatory approvals and all consents described in HBI Disclosure Schedule 4.4 and approval by the holders of HBI Common Stock of the issuance by HBI of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement as required by the rules of the NASDAQ Stock Market LLC. The execution and delivery of this Agreement by HBI and the consummation by HBI of the Contemplated Transactions, including the Merger, and the Private Placement have been duly and validly authorized by the board of directors of HBI and, except for approval by the holders of HBI Common Stock of HBI’s issuance of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement as required by the rules of the NASDAQ Stock Market LLC, no other corporate proceedings on the part of HBI are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by HBI and, assuming the due authorization, execution and delivery of this Agreement by PBI, constitutes the valid and binding obligation of HBI, enforceable against HBI in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)          The execution and delivery of this Agreement by HBI, the consummation of the Contemplated Transactions and the compliance by HBI with any of the terms or provisions hereof, subject to the receipt of all consents described in HBI Disclosure Schedule 4.4, the approval by the holders of HBI Common Stock of HBI’s issuance of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement as required by the rules of the NASDAQ Stock Market LLC, HBI’s and PBI’s compliance with any conditions contained herein, and compliance by HBI or any HBI Subsidiary with any of the terms or provisions hereof, do not and will not:

(i)          Conflict with or result in a breach of any provision of the HBI Governing Documents;

(ii)         Violate any Law applicable to HBI or any HBI Subsidiary or any of their respective properties or assets, except where such violation would not have a Material Adverse Effect; or

A-44

(iii)        Except as described in HBI Disclosure Schedule 4.3(b) or pursuant to which consent or notification is required as set forth in HBI Disclosure Schedule 4.4, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of HBI or any HBI Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which HBI or any HBI Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except where such termination, acceleration or creation would not have a Material Adverse Effect on HBI.

(c)          HBank has all requisite corporate power and authority to execute and deliver the Bank Merger Agreement, and to consummate the transactions contemplated thereby, subject to the receipt of all consents described in HBI Disclosure Schedule 4.4. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by the board of directors of HBank and, other than the approval of the Bank Merger Agreement by HBI as the sole stockholder of HBank as required by Law, no further corporate proceedings of HBank are needed to execute and deliver the Bank Merger Agreement and consummate the transactions contemplated thereby. HBI, as the sole stockholder of HBank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by HBank on the date of this Agreement. The Bank Merger Agreement has been duly authorized and, upon due authorization, execution and delivery by HBank, will be a legal, valid and binding agreement of HBank enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles. At the Closing, all other agreements, documents and instruments to be executed and delivered by HBank that are referred to in the Bank Merger Agreement, if any, will have been duly executed and delivered by HBank and, assuming due authorization, execution and delivery by the counterparties thereto, will constitute the legal, valid and binding obligations of HBank, enforceable against HBank in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and by general equitable principles.

(d)          The approval by holders of HBI Common Stock of HBI’s issuance of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement are the only votes of holders of any class of HBI capital stock necessary in connection with HBI’s adoption and approval of this Agreement and the Contemplated Transactions. The affirmative vote of a majority of the votes cast at a meeting of the holders of HBI Common Stock is required to approve HBI’s issuance of the shares of HBI Common Stock to be issued in the Private Placement and the Aggregate Common Stock Consideration in the Merger.

Section 4.4           Consents; Regulatory Approvals.

Except as described in HBI Disclosure Schedule 4.4, no consents or approvals of, or filings or registrations with, any Regulatory Authorities or other third parties are necessary in connection with the execution and delivery of this Agreement by HBI or the consummation of the Contemplated Transactions by HBI, except where the failure to obtain such consents or approvals, or make such filings or registrations, individually or in the aggregate, would not have a Material Adverse Effect on HBI. To the Knowledge of HBI, none of the HBI Companies has any reason to believe that it will not be able to obtain all requisite approvals, waivers, or consents from the Regulatory Authorities or any third party in order to consummate the Contemplated Transactions on a timely basis. To the Knowledge of HBI, no fact or circumstance exists, including any possible other transaction pending or under consideration by HBI or any HBI Company, that (a) would reasonably be expected to prevent or delay in any material respect, any filings or registrations with, or consents, approvals or waivers required from any Regulatory Authority, or (b) would cause a Regulatory Authority acting pursuant to applicable Law to seek to prohibit or materially delay consummation of the Contemplated Transactions or impose a Burdensome Condition.

Section 4.5           Financial Statements.

(a)          HBI has previously delivered the HBI Financials to PBI, except those pertaining to periods commencing after September 30, 2014, which it will deliver by each respective delivery date as required by this Agreement. The delivered HBI Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of HBI as of and for the periods ended on the dates thereof. The delivered HBI Financials have been prepared in accordance with GAAP consistently applied, except for (i) omission of the notes from the financial statements, applicable to any interim period, and (ii) with respect to any interim period, normal year-end adjustments and notes thereto.

A-45

(b)          HBI did not, as of the date of the HBI Financials or any subsequent date, have any liabilities, obligations or loss contingencies of any nature, whether absolute, accrued, contingent or otherwise, that are not fully reflected or reserved against in the balance sheets included in the HBI Financials at the date of such balance sheets that would have been required to be reflected therein in accordance with GAAP consistently applied or fully disclosed in a note thereto, except for liabilities, obligations and loss contingencies that are not material in the aggregate and that are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies that are within the subject matter of a specific representation and warranty herein or that have not had a Material Adverse Effect on HBI and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of notes thereto.

Section 4.6           No Material Adverse Effect.

The HBI Companies have not suffered any adverse change in their respective assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), liquidity, net worth, property, financial condition results of operations or any damage destruction or loss, whether or not covered by insurance, since December 31, 2013, that in the aggregate has had or is reasonably likely to have a Material Adverse Effect on the HBI Companies taken as a whole.

Section 4.7           Taxes.

(a)          Except as disclosed on HBI Disclosure Schedule 4.7(a), all HBI Returns required to be filed by or on behalf of the HBI Companies have been duly filed on a timely basis and to the Knowledge of HBI such HBI Returns are true, complete and correct in all material respects, or requests for extensions to file the HBI Returns have been timely filed, and have not expired, except to the extent that such failures to file, to be complete or correct or to have requested extensions that remain in effect individually or in the aggregate would not have a Material Adverse Effect on HBI. All HBI Taxes shown to be due and payable on the HBI Returns or on subsequent assessments with respect thereto have been paid in full or adequate reserves have been established in the HBI Financials for the payment of such HBI Taxes, except where any such failure to pay or establish adequate reserves, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the HBI Companies. Each of the HBI Companies has withheld and paid over all HBI Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party except where any such failure to withhold, report or pay over, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect. There are no Liens on any of the assets of the HBI Companies with respect to HBI Taxes, other than Liens for HBI Taxes not yet due and payable.

(b)          Except as disclosed on HBI Disclosure Schedule 4.7(b), no deficiencies for HBI Taxes have been claimed, proposed or assessed, with notice to any of the HBI Companies, by any taxing or other governmental authority against the HBI Companies that have not been settled, closed or reached a final determination, or that have not been adequately reserved for in the HBI Financials, except for deficiencies that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on HBI. There are no pending audits relating to any HBI Tax liability of which any of the HBI Companies has received written notice. Except as disclosed on HBI Disclosure Schedule 4.7(b), none of the HBI Companies is a party to any action or proceeding for assessment or collection of HBI Taxes, nor have such events been asserted or, to the Knowledge of HBI, threatened against any of the HBI Companies or any of their assets. No waiver or extension of any statute of limitations relating to HBI Taxes is in effect with respect to the HBI Companies. No power of attorney has been executed by any of the HBI Companies with respect to any HBI Tax matter that is currently in force.

A-46

(c)          The HBI Companies have disclosed on the federal income tax HBI Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the IRC. None of the HBI Companies has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) by reason of a change in accounting method or otherwise. None of the property of the HBI Companies is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of Section 168(h) of IRC) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of IRC). Except as disclosed on HBI Disclosure Schedule 4.7(c), none of the HBI Companies is a party to any HBI tax sharing agreement or has any continuing obligations under any prior HBI tax sharing agreement. To the Knowledge of HBI, none of the HBI Companies is, or has been, a member of any affiliated group within the meaning of Section 1504(a) of the IRC or any similar group defined under a similar provision of state, local, or non-U.S. law other than a group the common parent of which was HBI.

(d)          None of the HBI Companies has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the IRC (or any similar provision of state, local or foreign law) applied.

(e)          As used in this Agreement, the term “HBI Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which any of the HBI Companies is required to pay, withhold or collect. As used in this Agreement, the term “HBI Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any HBI Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

(f)          True and complete copies of the federal income tax returns of the HBI Companies as filed with the IRS for the years ended December 31, 2012 and 2013 have been furnished to PBI, and, if the Effective Date is later than the due dates therefor, true and complete copies of the federal income tax returns of the HBI Companies for the years ended on or after December 31, 2014 will be furnished to PBI within five business days of filing.

(g)          True and complete copies of all state income tax returns of the HBI Companies as filed with the State of Maryland for the years ended December 31, 2012 and 2013, have been furnished to PBI, and, if the Effective Date is later than the due dates therefor, true and complete copies of the state income tax returns of the HBI Companies for the years ended on or after December 31, 2014 will be furnished to PBI within five business days of filing.

Section 4.8           Contracts; Certain Changes.

(a)          Except as described in HBI Disclosure Schedule 4.8(a), neither HBI nor any HBI Subsidiary is a party to or subject to:

(i)          Any collective bargaining agreement with any labor union relating to employees of HBI or any HBI Subsidiary;

(ii)         Any agreement that by its terms limits the payment of dividends by HBI or any HBI Subsidiary; or

(iii)        Any contract, other than this Agreement, that restricts or prohibits HBI or any HBI Subsidiary from engaging in any type of business permissible under applicable Law.

A-47

Section 4.9           Ownership of Personal Property; Insurance Coverage.

(a)          Each of the HBI Companies has good and marketable title to all material assets and properties owned by it in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the HBI Financials or acquired subsequent thereto, subject to no Liens, except:

(i)          Those items that secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to the FHLB, inter-bank credit facilities or reverse repurchase agreements and that are described in HBI Disclosure Schedule 4.9(a) or permitted under Article V hereof;

(ii)         Mechanics liens and similar liens for labor, materials, services or supplies provided for such property and incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith;

(iii)        Statutory Liens for amounts not yet delinquent or which are being contested in good faith;

(iv)        Liens for current taxes not yet due and payable;

(v)         Pledges to secure deposits and other Liens incurred in the ordinary course of the business of banking;

(vi)        Liens, imperfections of title, easements and other defects of title that are not reasonably likely to have a Material Adverse Effect on HBI;

(vii)       With respect to personal property reflected in the balance sheets contained in the HBI Financials, (A) dispositions and encumbrances for adequate consideration in the ordinary course of business since the date of such balance sheets and/or (B) dispositions of obsolete personal property since the date of such balance sheets;

(viii)      Those items that are reflected as liabilities in the HBI Financials; and

(ix)         Items of personal property that are held in any fiduciary or agency capacity.

(b)          With respect to material items of real and personal property that are used in the conduct of its business and leased from other persons, each of the HBI Companies has the right under valid and existing leases to use such real and personal property in all material respects as presently occupied and used.

(c)          With respect to all agreements pursuant to which HBI or any HBI Subsidiary has purchased securities subject to an agreement to resell, if any, HBI or such HBI Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(d)          HBI and each HBI Subsidiary currently maintain insurance in amounts considered by HBI to be reasonable for their respective operations, and, to the Knowledge of HBI, such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither HBI nor any HBI Subsidiary has received notice from any insurance carrier that:

(i)          The insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii)         Premium costs with respect to such insurance will be substantially increased.

A-48

(e)          HBI and each HBI Subsidiary maintain such fidelity bonds and errors and omissions insurance as may be customary or required under applicable Laws.

Section 4.10         Litigation and Other Proceedings.

Except as set forth in HBI Disclosure Schedule 4.10, there are no legal, quasi-judicial, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any kind or nature now pending or, to the Knowledge of HBI, threatened before any court, administrative, regulatory, arbitration or similar body in any manner against any of the HBI Companies or any of their properties. To the Knowledge of HBI, no pending or threatened litigation or proceeding described in HBI Disclosure Schedule 4.10 could reasonably be expected to (a) have a Material Adverse Effect on the HBI Companies, (b) question the validity of any action taken or to be taken in connection with this Agreement or the Contemplated Transactions, or (c) materially impair or delay the ability of the HBI Companies to perform their obligations under this Agreement. Except as disclosed on HBI Disclosure Schedule 4.10, none of the HBI Companies is in default with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or Regulatory Authority.

Section 4.11         Compliance with Applicable Law.

Except as disclosed on HBI Disclosure Schedule 4.11:

(a)          Each of the HBI Companies conducts its business in compliance with all Laws applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HBI;

(b)          Each of the HBI Companies has all material permits, licenses, authorizations, orders and approvals of all Regulatory Authorities that are required in order to permit it to own or lease its properties and carry on its business as it is presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of HBI, threatened, and to the Knowledge of HBI no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the Contemplated Transactions, subject to obtaining the receipt of all requisite approvals or consents from the Regulatory Authorities in order to consummate the Contemplated Transactions. None of the HBI Companies have been given notice or been charged with any violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Regulatory Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on HBI;

(c)          Each of the HBI Companies has timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that it was required by Law to file with any Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith, and each of such filings complied in all material respects with all Laws under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance) and, to the extent such filings contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices and, in the case of SEC reports, GAAP, throughout the periods covered by such filing, except to the extent failure to timely file would not, individually or in the aggregate, be expected to have a Material Adverse Effect; none of the HBI reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the HBI reports filed with the SEC; none of the HBI Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act;

(d)          No Regulatory Authority has initiated any proceeding or, to the Knowledge of HBI, investigation into the business or operations of the HBI Companies;

A-49

(e)          Neither HBI nor any HBI Subsidiary has received any notification or communication from any Regulatory Authority:

(i)          Asserting that HBI or any HBI Subsidiary is not in substantial compliance with any Law which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii)         Threatening to revoke any license, franchise, permit or governmental authorization that is material to HBI or any HBI Subsidiary;

(iii)        Requiring or threatening to require HBI or any HBI Subsidiary, or indicating that HBI or any HBI Subsidiary may be required, to enter into a cease and desist order, consent agreement, other agreement or memorandum of understanding, or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of HBI or any HBI Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv)        Directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of HBI or any HBI Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence and addressed specifically to HBI or HBank, herein referred to as a “HBI Regulatory Agreement”);

(f)          Neither HBI nor any HBI Subsidiary has received, consented to, or entered into any HBI Regulatory Agreement;

(g)          There is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any HBI Regulatory Agreement, except to the extent permitted by such HBI Regulatory Agreement;

(h)          There is no injunction, order, judgment or decree imposed upon HBI or any HBI Subsidiary or the assets of HBI or any HBI Subsidiary;

(i)          HBI has designed, implemented and maintained disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to HBI and the HBI Subsidiaries is made known to the management of HBI by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the HBI Reports; and

(j)          Since January 1, 2012, (x) neither HBI nor any HBI Subsidiary nor, to the Knowledge of HBI, any director, officer, employee, auditor, accountant or representative of HBI or any HBI Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of HBI or any HBI Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that HBI or any HBI Subsidiary has engaged in questionable accounting or auditing practices, and (y) no attorney representing HBI or any HBI Subsidiary, whether or not employed by HBI or any HBI Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by HBI or any of its officers, directors, employees or agents to the board of directors of HBI or any committee thereof or to any director or officer of HBI.

Section 4.12         Labor Matters.

There are no labor or collective bargaining agreements to which HBI or any HBI Subsidiary is a party. There is no union organizing effort pending or, to the Knowledge of HBI, threatened against HBI or any HBI Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of HBI, threatened against HBI or any HBI Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of HBI, threatened against HBI or any HBI Subsidiary (other than routine employee grievances that are not related to union employees). HBI and each HBI Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. HBI and each HBI Subsidiary represents that it has not made any commitments to others inconsistent with or in derogation of any of the foregoing. There are no pending or, to the Knowledge of HBI, threatened claims or suits against HBI or any HBI Subsidiary under any applicable labor or employment law or brought or made by a current or former employee or applicant for employment.

A-50

Section 4.13         ERISA.

(a)          HBI has identified in HBI Disclosure Schedule 4.13(a) the HBI Benefit Plans and made available a copy of all HBI Benefit Plans.

(b)          HBI and any HBI ERISA Affiliate have paid in full any insurance premiums due to the PBGC with respect to any defined benefit pension plans for the six years prior to, and through, the Effective Date. Except as disclosed in HBI Disclosure Schedule 4.13(b), no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by HBI or any HBI ERISA Affiliate, has been terminated or is under notice from the PBGC of any threat of termination under the procedures of the PBGC. To the Knowledge of HBI, no circumstance has occurred for which any reportable event under ERISA Section 4043(b) has been or would be required that has not been reported or with respect to which the notice requirement has not been waived. Except as set forth on HBI Disclosure Schedule 4.13(b), no HBI Benefit Plan is subject to IRC Section 412 or Title IV of ERISA, and as of the Effective Date, to the Knowledge of HBI, no condition exists which will present a material risk to PBI of incurring any liability to the PBGC or on account of the failure to comply with any such provisions in connection with any such HBI Benefit Plan.

(c)          Neither HBI nor any HBI ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d)          Each HBI Benefit Plan substantially complies in all material respects with the applicable requirements of ERISA, the IRC, the Securities Act, and any other applicable laws governing the HBI Benefit Plan, and each HBI Benefit Plan has at all times been administered substantially in all material respects in accordance with all requirements of applicable law. Each HBI pension plan that is intended to be qualified under Section 401(a) of the IRC and, to the Knowledge of HBI, its trust, is exempt from federal income tax under IRC Section 501(a) has received, or is entitled to rely upon, a favorable determination letter from the IRS, and to the Knowledge of HBI there are no circumstances that will or could result in revocation of, or inability to continue to rely upon, any such favorable determination letter. To the Knowledge of HBI, and without limiting the foregoing, the following are true:

(i)          Each HBI Benefit Plan that is a defined benefit pension plan subject to IRC Section 412 or Title IV of ERISA as of the most recent actuarial valuation has an AFTAP determined under IRC Section 430 and 436 that exceeds the AFTAP level that would impose any funding-based limit on such plan under IRC Section 436;

(ii)         Each HBI Benefit Plan that is a defined contribution pension plan that is intended to be qualified under IRC Section 401(a) has had all contributions made to the plan trust in accordance with the terms of the plan on a timely basis under the IRC and ERISA;

(iii)        With respect to each HBI Benefit Plan, HBI is not aware of any occurrence or contract that would constitute any “prohibited transaction” within the meaning of Section 4975(c) of the IRC or Section 406 of ERISA, which transaction is not exempt under applicable Law, including Section 4975(d) of the IRC or Section 408 of ERISA;

(iv)        Except as disclosed in HBI Disclosure Schedule 4.13(a), no HBI Benefit Plan is an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the IRC;

A-51

(v)         No HBI Benefit Plan is a Qualified Foreign Plan as the term is defined in Section 404A of the IRC and no HBI Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions;

(vi)        No HBI welfare plan is a Voluntary Employees’ Beneficiary Association as defined in Section 501(c)(9) of the IRC;

(vii)       All HBI welfare plans and their related trusts comply in all material respects with and have been administered in substantial compliance with (A) Section 4980B of the IRC and Sections 601 through 609 of ERISA and all Treasury and U.S. Department of Labor regulations issued thereunder, respectively, (B) the Health Insurance Portability and Accountability Act of 1996, and (C) the U.S. Department of Labor regulations issued with respect to such welfare benefit plans; and

(viii)      With respect to each HBI Benefit Plan, HBI or any HBI ERISA Affiliate has the authority to amend or terminate the HBI Benefit Plan at any time, subject to the applicable requirements of ERISA and the IRC and the provisions of the HBI Benefit Plan.

(e)          There is no existing, or, to the Knowledge of HBI, contemplated, audit of any HBI Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority. In addition, to the Knowledge of HBI, there are no pending or threatened material claims by, on behalf of or with respect to any HBI Benefit Plan, or by or on behalf of any individual participant or beneficiary of any HBI Benefit Plan, alleging any non-frivolous violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits made in the ordinary course of business), nor, to the Knowledge of HBI, is there any basis likely to enable such claim to prevail.

(f)          Except as disclosed on HBI Disclosure Schedule 4.13(f), no payment contemplated or required by or under any HBI Benefit Plan and employment-related agreement would in the aggregate constitute excess parachute payments as defined in Section 280G of the IRC (without regard to subsection (b)(4) thereof).

(g)          Neither HBI nor any HBI Subsidiary is a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any HBI Benefit Plan).

Section 4.14         Brokers and Finders.

Neither HBI, any HBI Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Griffin Financial Group.

Section 4.15         Real Property and Leases.

(a)          HBI Disclosure Schedule 4.15(a) contains a true, correct and complete list of all real property owned, leased or operated by the HBI Companies, including but not limited to all REO (the “HBI Real Property”). True, correct and complete copies of all deeds, surveys, title insurance policies and leases for the properties listed on HBI Disclosure Schedule 4.15(a), and of all mortgages, deeds of trust and security agreements to which such properties are subject, have been made available to PBI to the extent HBI possesses such deeds, surveys, title insurance policies, leases, mortgages, deeds of trust and security agreements.

(b)          No lease with respect to any HBI Real Property and no deed with respect to any HBI Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such HBI Real Property. Each lease with respect to any HBI Real Property is a legal, valid and binding obligation of the parties thereto enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect. There are no existing defaults by the HBI Companies or, to the Knowledge of HBI, the other party under any lease with respect to any HBI Real Property, and, to the Knowledge of HBI, there are no allegations or assertions of such defaults by any party under any lease with respect to any HBI Real Property or any events that, with notice or lapse of time or the happening or occurrence of any other event, would constitute a default under any lease with respect to any HBI Real Property, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the HBI Companies.

A-52

(c)          To the Knowledge of HBI, none of the buildings and structures located on any HBI Real Property, nor any improvements or appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any land use laws and regulations or restrictive covenants, or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any HBI Real Property, except for those violations and encroachments that in the aggregate could not reasonably be expected to have a Material Adverse Effect on the HBI Companies. No condemnation proceeding is pending or, to the Knowledge of HBI, threatened, that would preclude or materially impair the use of any HBI Real Property in the manner in which it is currently being used.

(d)          The HBI Companies have a valid and enforceable leasehold interest in, or, to the Knowledge of HBI based on title insurance owned by it, good and marketable title to, all HBI Real Property and all improvements thereon, subject to no Liens of any kind except (i) as noted in the HBI Financials, (ii) statutory Liens not yet delinquent, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, (iv) mechanics liens and (v) those assets and properties disposed of for fair market value in the ordinary course of business since the date of the HBI Financials. All HBI Real Property used in the business of the HBI Companies is in adequate condition (ordinary wear and tear excepted) and, to the Knowledge of HBI, is free from defects that could materially interfere with the current or future use of such facilities, provided such future use is substantially similar to its current use.

Section 4.16         Environmental Laws.

To the Knowledge of HBI, each of the HBI Companies is and has been in material compliance with all terms and conditions of all Environmental Laws and permits thereunder, except for violations that, individually or in the aggregate, have not, and are not reasonably likely to have, a Material Adverse Effect on the HBI Companies. Except as described in HBI Disclosure Schedule 4.16, none of the HBI Companies (a) has received any written notice of any violation of, or inquiries regarding any violation of, any Environmental Laws, (b) has generated, stored or disposed of any materials designated as Hazardous Materials under the Environmental Laws, or (c) is subject to any claim or lien under any Environmental Laws. To the Knowledge of HBI, no release (as defined at CERCLA, 42 U.S.C. 9601(22), without regard for the exclusions therein mentioned) of Hazardous Materials has occurred at or from any HBI Real Property during the term of the ownership, lease or operation thereof by any of the HBI Companies for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind, and no condition exists at any HBI Real Property for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind. None of the HBI Companies has directed, controlled or overseen, or has sought to direct, control or oversee, the management of environmental matters of any borrower or any real estate in which any of the HBI Companies holds or has held a security interest. To the Knowledge of HBI, no asbestos or, with respect to HBI Real Property built after 1978, lead is now or has been contained in any HBI Real Property that is owned by any of the HBI Companies. No HBI Real Property is, or has been, an industrial site or a landfill during the period it has been owned, leased or operated by any of the HBI Companies or, to the Knowledge of HBI, prior to such time. HBI has furnished PBI true and complete copies of all environmental assessments, reports, studies and other similar documents or information in its possession or control relating to each HBI Real Property and any real property in which any of the HBI Companies holds or held a security interest.

Section 4.17         Information to be Supplied.

(a)          The information supplied by HBI for inclusion in the Registration Statement (including the Prospectus/Proxy Statement), at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to the stockholders of HBI and PBI, and up to and including the date of the HBI Common Stockholders’ Meeting and the PBI Common Stockholders’ Meeting, (i) will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading, and (ii) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

A-53

(b)          The information supplied by HBI for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 4.18         Related Party Transactions.

(a)          Except as set forth on HBI Disclosure Schedule 4.18, as is disclosed in the HBI Financials, and/or as disclosed in HBI’s Annual Reports on Form 10-K and its definitive proxy statements filed with the SEC, neither HBI nor any HBI Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any HBI Affiliate, and all such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons who are not related to or Affiliates of HBI or any HBI Subsidiary, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

(b)          As of the date hereof, no Credit Extension by HBI or any HBI Subsidiary to any HBI Affiliate is presently in material default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified, or extended in order to avoid or cure a default, except for rate modifications pursuant to HBI’s loan modification policy that is applicable to all Persons. As of the date hereof, principal and interest with respect to any such Credit Extension will, to the Knowledge of HBI, be paid when due and the loan grade classification accorded such Credit Extension is appropriate.

Section 4.19         Loans.

Except as set forth on the HBI Disclosure Schedule 4.19 all Credit Extensions reflected as assets in the HBI Financials arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of HBI’s or the appropriate HBI Subsidiary’s respective business, and are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and correct, and to the extent secured, are secured by valid Liens that are legal, valid and binding obligations of the maker thereof, enforceable in accordance with the respective terms thereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles affecting the enforcement of creditors’ rights that have been perfected. HBI Disclosure Schedule 4.19 sets forth the aggregate amount of all overdrafts that have occurred during each calendar month since December 31, 2013.

Section 4.20         Allowance for Loan Losses.

The allowance for loan losses reflected in HBI’s and HBank’s reports to each Regulatory Authority has been and will be established in compliance with the requirements of all regulatory criteria, and the allowance for loan losses shown in the HBI Financials has been and will be established and maintained in accordance with GAAP. The allowance for loan losses reflected in HBI’s and HBank’s reports to each Regulatory Authority and the allowance for loan losses shown in the HBI Financials, in the opinion of management, was or will be adequate as of the dates thereof. HBI has disclosed to PBI on HBI Disclosure Schedule 4.20 all Credit Extensions (including participations) and interest-bearing assets of HBI or any HBI Subsidiary (a) that have been accelerated during the past 12 months, (b) that have been terminated during the past 12 months by reason of a default or adverse development in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (c) pursuant to which a borrower, customer or other party has notified HBI or any HBI Subsidiary during the past 12 months of, or has asserted against HBI or any HBI Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of HBI, each borrower, customer or other party that has given HBI or any HBI Subsidiary any oral notification of, or orally asserted to or against HBI or any HBI Subsidiary, any such claim, (d) that are contractually past due 90 days or more in the payment of principal and/or interest, (e) that are on non-accrual status, and (f) that are classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with true, complete and materially correct copies of reports containing the principal amount and accrued and unpaid interest of each such Credit Extension and interest-bearing asset and the identity of the obligor thereunder, and HBI shall update HBI Disclosure Schedule 4.20 promptly to PBI after the end of each month after the date hereof and on the Business Day prior to the Closing Date. The REO and in-substance foreclosures included in any of HBank’s non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

A-54

Section 4.21         Community Reinvestment Act.

HBank is in compliance in all material respects with the CRA and all regulations promulgated thereunder. HBI has supplied PBI with a copy of HBank’s current CRA Statement, all letters and written comments received by HBank since June 30, 2009 pertaining thereto and any responses by HBank to such comments. HBank has a rating of “satisfactory” as of its most recent CRA compliance examination and, HBI and HBank have received no communication from any Regulatory Authority that would lead HBI to believe that HBank will not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or that any Regulatory Authority would seek to restrain, delay or prohibit the Merger or the Bank Merger as a result of any act or omission of HBank under the CRA.

Section 4.22         Securities Activities of Employees.

To the Knowledge of HBI, the officers, employees and agents of the HBI Companies are now, and at all times in the past have been, in compliance with all applicable Laws that relate to securities activities conducted by such officers, employees and agents of the HBI Companies, including Laws relating to licenses and permits.

Section 4.23         Regulatory Approvals.

None of the HBI Companies has any reason to believe that it will not be able to obtain all requisite approvals or consents from the Regulatory Authorities in order to consummate the Contemplated Transactions.

Section 4.24         Books and Records.

(a)          The minute books and stock ledgers of the HBI Companies that have been made available to PBI, its representatives or its Affiliates constitute all of the minute books and stock ledgers of the HBI Companies and as of their dates contain a materially complete and accurate record of all actions of their respective stockholders and boards of directors (and any committees thereof). All personnel files, reports, feasibility studies, environmental assessments and reports, strategic planning documents, financial forecasts, deeds, leases, lease files, land files, accounting and tax records and all other records that relate to the business and properties of the HBI Companies that have been requested by PBI have been made available to PBI, its representatives or its Affiliates, and are located at the offices of the HBI Companies at 6011 University Blvd., Suite 370, Ellicott City, Maryland 21043.

(b)          Each of the HBI Companies makes and keeps books, records and accounts that, in reasonable detail and in all material respects, accurately and fairly reflect its transactions in and dispositions of its assets and securities and maintains a system of internal accounting controls sufficient to provide assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP consistently applied and any other criteria applicable to such statements, and (B) to maintain accountability for assets, (iii) access to the assets of the HBI Companies is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of such internal accounting controls that are reasonably likely to adversely affect in any material respect HBI’s ability to record, process, summarize and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in HBI’s internal accounting controls.

A-55

Section 4.25         Investment Securities.

HBI and each HBI Subsidiary have good and marketable title to all securities owned by them. None of the investment securities reflected in the HBI Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity” and, except as described in HBI Disclosure Schedule 4.25, none of the investment securities acquired by the HBI Companies since September 30, 2014, are subject to any restrictions, whether contractual or statutory, that materially impair the ability of any of the HBI Companies to freely dispose of such investment securities at any time, and, at the time they were acquired by a HBI Company, such HBI Company was permitted by applicable Law to acquire such investment securities.

Section 4.26         Reorganization.

As of the date hereof, HBI does not have any reason to believe that the Merger will fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC. None of the HBI Companies will take any action that, cause any action to be taken that, or fail to take any action or fail to cause any action to be taken if such failure to act will have the effect of, causing the Merger not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC, nor have any of the HBI Companies taken, caused, agreed to take or cause, or failed to take or cause any such action.

Section 4.27         Fairness Opinion.

HBI’s board of directors has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated no later than the date of this Agreement) from Griffin Financial Group to the effect that, as of the date thereof, and subject to the terms, conditions and qualifications set forth therein, the consideration payable by HBI to stockholders of PBI pursuant to the terms of this Agreement are fair, from a financial point of view, to the stockholders of HBI. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.28         Materials Provided to Stockholders.

All proxy materials used, or to be used, in connection with the meetings of HBI’s stockholders held in 2012, 2013 and 2014, along with any other form of correspondence between HBI and its stockholders during that time period and to date in 2015, either have been filed with the SEC and are publicly available to PBI via EDGAR or have been provided to PBI.

Section 4.29         Absence of Undisclosed Liabilities.

Neither HBI nor any HBI Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities would be material to their financial condition or operations (a) except as disclosed in the HBI Financials delivered to PBI prior to the date of this Agreement, or (b) except as contemplated under this Agreement. Except as disclosed in HBI Disclosure Schedule 4.29, since September 30, 2014, neither HBI nor any HBI Subsidiary has incurred or paid any obligation or liability that would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practice and applicable Law.

Section 4.30         Anti-Money Laundering and OFAC

HBI does not have knowledge of any facts or circumstances that would cause HBank or any other HBI Subsidiary to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by Treasury’s Financial Crimes Enforcement Network or Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, as well as the provisions of the Bank Secrecy Act/anti-money laundering program adopted by HBI, HBank or other HBI Subsidiary. The board of directors of HBank (or where appropriate of HBI or any other HBI Subsidiary) has adopted, and HBank (or HBI and such other HBI Subsidiary) has implemented, a Bank Secrecy Act/anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act the regulations thereunder and such Bank Secrecy Act/anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and has received no written notice from any Regulatory Authority that such program (x) does not contain adequate and appropriate customer identification verification procedures, or (y) has been deemed ineffective. HBank (or HBI or such other HBI Subsidiary) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

A-56

Section 4.31         Disclosure.

The schedules delivered by HBI pursuant to this Article IV and elsewhere in this Agreement, which have been delivered concurrently with the execution and delivery of this Agreement, are true and correct in all material respects and contain no untrue statements of material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V.
COVENANTS OF THE PARTIES

Section 5.1           Conduct of PBI’s Business.

Through the Closing Date, PBI shall, and shall cause each PBI Subsidiary to, in all material respects, conduct its businesses and engage in transactions only in the usual, regular and ordinary course and consistent with past practice, except as otherwise required or contemplated by this Agreement or with the prior written consent of HBI. PBI shall, and shall cause each PBI Subsidiary to, use its commercially reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of PBI and the PBI Subsidiaries and others with whom business relationships exist, provided that, other than in the case of Permitted Employees, job vacancies that occur prior to the Effective Date through attrition shall not be filled and new employees shall not be hired without the prior written consent of HBI. Through the Closing Date, except as otherwise consented to in writing by HBI, such consent not to be unreasonably withheld, conditioned or delayed, or as permitted by this Agreement, and except as may be required, in writing, by any Regulatory Authority (in which case PBI shall immediately notify HBI), PBI shall not, and shall not permit any PBI Subsidiary to:

(a)          Change any provision of the PBI Governing Documents;

(b)          Change the number of authorized or issued shares of its capital stock; repurchase any shares of capital stock; issue or grant any call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of capital stock; declare, set aside or pay any dividends (including any special dividends) or other distribution in respect of capital stock; or redeem or otherwise acquire any shares of PBI capital stock;

(c)          Except as set forth in PBI Disclosure Schedule 5.1(c), grant any severance or termination pay, other than pursuant to policies or agreements of PBI or any PBI Subsidiary in effect on the date hereof or enter into or amend any employment, consulting, severance, compensation, “change-in-control,” or termination contract or arrangement with, any officer, director, employee, independent contractor, agent, or other person associated with PBI or any PBI Subsidiary;

(d)          Grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with PBI or any PBI Subsidiary, except (i) with respect to a Permitted Employee to the extent such promotion or increase is made by PBI or a PBI Subsidiary in the normal course of its business and consistent with its past practices, or (ii) routine periodic pay increases, selective merit pay increases and pay-raises in the normal course of business and consistent with past practices; provided, however, that any increase in compensation for a director or an executive officer that is not a Permitted Employee of PBI or any PBI Subsidiary shall require the prior written consent of HBI;

A-57

(e)          Sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice; subject any material asset to a Lien, other than in the ordinary course of business consistent with past practice; or modify in any material manner the manner in which it has heretofore conducted its business or enter into any new line of business;

(f)          Except for FHLB advances with maturities not to exceed one year and deposits, incur any indebtedness for borrowed money; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Sections 5.1(z) and (aa);

(g)          Sell or otherwise dispose of any PBI Real Property except REO in a reasonably acceptable commercial manner in the ordinary course of business, or sell or otherwise dispose of any securities held by PBI or PBank other than pursuant to redemptions by the issuer thereof;

(h)          Take any action that would result in any of the representations and warranties of PBI set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VI hereof not being satisfied, except in each case as may be required by Law (with notice to HBI) or after written consent or waiver from HBI;

(i)          Change any method, practice, or principle of accounting, except as may be required from time to time by Law or changes in GAAP or by any Regulatory Authority;

(j)          Waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material agreement to which it is a party;

(k)          Implement any pension, retirement, profit-sharing, bonus, or similar plan or arrangement that was not in effect on the date of this Agreement, or amend any existing pension, retirement, profit-sharing, bonus, or similar plan or arrangement except to the extent required by Law; provided, however, that amendments to the Pentegra DC Plan as adopted by The Patapsco Bank 401(k) Retirement Plan to modify any of the investment options available thereunder shall not constitute a breach of this Section 5.1(k);

(l)          Implement or adopt any material change in its: (i) guidelines and policies in existence on the date hereof with regard to underwriting and making extensions of credit, the establishment of reserves with respect to possible losses thereon, or the charge off of losses incurred thereon; (ii) investment policies and practices; or (iii) other material banking policies, or otherwise fail to conduct its banking activities in the ordinary course of business consistent with past practice except as may be required by changes in applicable law or regulations, GAAP, or the direction of a Regulatory Authority;

(m)          Otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(n)          Enter into, modify, amend or renew any agreement under which PBI or any PBI Subsidiary is obligated to pay more than $50,000 and which is not terminable by PBI or such PBI Subsidiary with 60 days notice or less without penalty, payment or other conditions (other than the condition of notice), or enter into, renew, extend or modify any other transaction with any Affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of Law;

(o)          Except as required by applicable law or regulation: (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; or (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk;

(p)          Take any action that would give rise to a right of payment to any individual under any employment agreement except for contractually required compensation;

A-58

(q)          Purchase any securities other than (i) FHLB or Federal Farm Credit Bank obligations or other securities having the full faith and credit of the United States, and (ii) having a face amount of not more than $1.0 million with a maturity date of three years or less; provided, however, that PBI may purchase a security falling outside the restrictions of this Section 5.1(q) if it emails the information and documentation regarding the proposed security to Mary Ann Scully and George Coffman at HBI, prior to committing to making such purchase and HBI does not object to the purchase within 48 hours, counted by Business Days, of receiving the related information;

(r)          Except in the ordinary course of business consistent with past practice and involving an amount not in excess of $50,000 (exclusive of any amounts paid directly or reimbursed to PBI or any PBI Subsidiary under any insurance policy maintained by PBI or any PBI Subsidiary), settle any material action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (or basis therefor) pending or, to the Knowledge of PBI, threatened against or affecting PBI or any of PBI Subsidiary, any of their respective properties or any of their respective assets. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims which, in the aggregate, could reasonably be determined to be material to PBI and the PBI Subsidiaries, taken as a whole;

(s)          Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon; provided, however, that neither PBI nor any PBI Subsidiary shall be required to obtain such a report with respect to any property to be foreclosed upon unless it has reason to believe that such property contains hazardous substances known or reasonably suspected to be in violation of, or require remediation under, Environmental Laws;

(t)          Make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(u)          Make any new capital expenditure of $50,000 or more; or undertake or enter into any lease, contract or other commitment for its account;

(v)         Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving HBI or HBank a first right of refusal to acquire such loan or participation); or sell or acquire any servicing rights;

(w)          Take any action that would preclude the Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the IRC;

(x)          Make any charitable or similar contributions, except in amounts not to exceed $5,000 individually, and $20,000 in the aggregate;

(y)          Enter into, grant, approve, materially modify or extend any Non-Residential Credit Extension except in the ordinary course of business consistent with past practice; provided, however, that PBI and/or PBank may not make a Non-Residential Credit Extension (i) in excess of $1,000,000 or (ii) to an existing customer of PBank that increases the aggregate loan exposure to such customer by more than $1,000,000, unless it emails the information and documentation regarding the proposed Credit Extension to Mary Ann Scully, Paul Brown and Steven Poynot at HBI, prior to committing to make such Credit Extension, and HBI does not object to the Credit Extension by 5:00 pm on the second Business Day after the date of receiving the information and documentation;

(z)          Enter into, grant, approve, modify or extend any loan, credit facility, line of credit, or letter of credit for an owner occupied residence (collectively, a “Residential Credit Extension”) that would result in a credit exposure in excess of $1,000,000 to a single borrower as determined in reference to the combination rules in 12 C.F.R. Section 32.5; provided, however, that PBI may make a Residential Credit Extension in excess of $1,000,000 if it emails the information and documentation regarding the proposed Residential Credit Extension to Mary Ann Scully and Robert Altieri at HBI, prior to committing to make such Residential Credit Extension, and HBI does not object to the Residential Credit Extension by 5:00 pm on the second Business Day after the date of receiving the information and documentation;

A-59

(aa)         Issue any communication relating to the Contemplated Transactions to employees (including general communications relating to benefits and compensation) without prior consultation with HBI and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of HBI (which shall not be unreasonably withheld, conditioned or delayed) or issue any communication of a general nature to customers without the prior approval of HBI (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or Contemplated Transactions; or

(bb)         Agree to do any of the foregoing.

Section 5.2           Conduct of HBI’s Business.

HBI shall, and shall cause each HBI Subsidiary to, use its commercially reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of HBI and the HBI Subsidiaries and others with whom business relationships exist. Through the Closing Date, except as otherwise consented to in writing by PBI or as permitted by this Agreement, and except as may be required, in writing, by any Regulatory Authority, HBI shall not, and shall not permit any HBI Subsidiary to:

(a)          Take any action that would result in any of the conditions set forth in Article VI hereof not being satisfied expeditiously, except as may be required by Law (with notice to PBI) or after written consent or waiver from PBI;

(b)          Take any action that would preclude the Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the IRC; or

(c)          Agree to do either of the foregoing.

Section 5.3           Access; Confidentiality.

(a)          Through the Closing Date, each party hereto shall afford to the other, including its authorized agents and representatives, reasonable access to its and its Subsidiaries’ businesses, properties, assets, books and records, and personnel, at reasonable hours and after reasonable notice; and the officers of each party shall furnish the other party making such investigation, including its authorized agents and representatives, with such financial and operating data and other information with respect to such businesses, properties, assets, books and records, and personnel as the party making such investigation, or its authorized agents and representatives, shall from time to time reasonably request. Each party hereto agrees that it, and its authorized agents and representatives, will conduct such investigation and discussions hereunder in a confidential manner and otherwise in a manner so as not to interfere unreasonably with the other party’s normal operations and customer and employee relationships. Notwithstanding the foregoing, neither HBI nor PBI shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b)          PBI and HBI each agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this Section 5.3 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) for any purpose unrelated to the consummation of the Contemplated Transactions. PBI and HBI shall hold all information obtained pursuant to this Section 5.3 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, which is incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its terms, notwithstanding the termination of this Agreement.

A-60

Section 5.4           Regulatory Matters.

Through the Closing Date:

(a)          HBI and PBI shall cooperate with one another in the preparation of the Registration Statement (including the Prospectus/Proxy Statement) and all Applications, which shall be prepared by HBI and HBI’s counsel, and the making of all filings for, and shall use their reasonable best efforts to obtain, as promptly as practicable, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions. HBI and PBI shall each give the other reasonable time to review any Application to be filed by it prior to the filing of such Application with the relevant Regulatory Authority, and each shall consult the other with respect to the substance and status of such filings.

(b)          PBI and HBI shall each promptly furnish the other with copies of written communications to, or received by them from, any Regulatory Authority with respect to the Contemplated Transactions to the extent permitted by Law.

(c)          PBI and HBI shall cooperate with each other in the foregoing matters and shall furnish the other with all information concerning itself as may be necessary or advisable in connection with any Application or filing, including any report filed with the SEC, made by or on behalf of such party to or with any Regulatory Authority in connection with the Contemplated Transactions, and in each such case, the information shall be accurate and complete in all material respects. In connection therewith, PBI and HBI shall use their commercially reasonable good faith efforts to provide each other certificates, “comfort” letters and other documents reasonably requested by the other to the extent such disclosure is permitted by Law. Each party hereto shall have the right to review and approve in advance (such approval not to be unreasonably withheld, conditioned or delayed) all characterizations of the information relating to such party and any of its subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, HBI and PBI shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing.

Section 5.5           Taking of Necessary Actions.

Through the Closing Date, in addition to the specific agreements contained herein, each party hereto shall use their reasonable best efforts to take, or cause to be taken by each of its Subsidiaries, all actions, and to do, or cause to be done by each of its Subsidiaries, all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions as expeditiously as practicable including, if necessary, appealing any adverse ruling with respect to any Application.

Section 5.6           Update of Disclosure Schedules.

Through the Closing Date, PBI shall update the PBI Disclosure Schedules, and HBI shall update the HBI Disclosure Schedules, as promptly as practicable after the occurrence of any event that, if such event had occurred prior to the date hereof, would have been disclosed on such schedule. In addition, PBI and HBI shall update and deliver to the other party the PBI Disclosure Schedule 3.20 and the HBI Disclosure Schedule 4.19, respectively, promptly after the end of each calendar month during the Pre-Closing Period and on the Business Day immediately preceding the Closing Date.

Section 5.7           Other Undertakings by HBI and PBI.

(a)          Undertakings of PBI.

(i)          Stockholder Approval. As promptly as practicable after the Registration Statement becomes effective under the Securities Act, in accordance with applicable Law and this Agreement, PBI shall submit the Agreement and the Merger to its stockholders for approval at the PBI Common Stockholders’ Meeting with the recommendation that its stockholders approve the Agreement and the Merger.

A-61

(ii)         Acquisition Proposals. So long as this Agreement remains in effect, except as otherwise expressly permitted by this Agreement, PBI shall not, and shall not authorize, permit or cause any PBI Subsidiary and their respective officers, directors, or employees or any investment bankers, financial advisors, attorneys, accountants, consultants, agents or other representative retained by PBI or any PBI Subsidiary (collectively, the “PBI Representatives”) to, directly or indirectly: (A) initiate, solicit, induce or encourage (including by way of furnishing information), or take any action to facilitate the making of, any inquiry, offer or proposal that constitutes, relates or could reasonably be expected to lead to an Acquisition Proposal; (B) respond to any inquiry relating to an Acquisition Proposal; (C) recommend or endorse an Acquisition Proposal; (D) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than HBI) any information or data with respect to PBI or any PBI Subsidiary or otherwise relating to an Acquisition Proposal; (E) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PBI or any PBI Subsidiary is a party; or (F) enter into any agreement, agreement in principle, letter of intent or similar instrument with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle, letter of intent or similar instrument relating to an Acquisition Proposal. Any violation of the foregoing restrictions by PBI or any PBI Representative, whether or not such PBI Representative is so authorized and whether or not such PBI Representative is purporting to act on behalf of PBI or otherwise, shall be deemed to be a breach of this Agreement by PBI. PBI and each PBI Subsidiary shall, and shall cause each of the PBI Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

Notwithstanding the foregoing, prior to the approval of the Agreement and the Merger by PBI’s stockholders at the PBI Common Stockholders’ Meeting, PBI may respond to an inquiry, furnish nonpublic information regarding PBI and the PBI Subsidiaries to, or enter into discussions with, any Person in response to an unsolicited Acquisition Proposal that is submitted to PBI by such Person (and not withdrawn) if (A) PBI’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), (B) PBI has not violated any of the restrictions set forth in this Section 5.7(a)(ii), (C) PBI’s board of directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel and financial advisor, that such action is required in order for the board of directors to comply with its fiduciary obligations under applicable law, and (D) at least two Business Days prior to furnishing any nonpublic information to, or entering into discussions with, such Person, PBI provides HBI written notice of the identity of such person and of PBI’s intention to furnish nonpublic information to, or enter into discussions with, such Person and PBI receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the Confidentiality Agreement, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with PBI. PBI shall promptly provide to HBI any non-public information regarding PBI or any PBI Subsidiary provided to any other Person that was not previously provided to HBI, such additional information to be provided no later than the date of provision of such information to such other Person.

PBI shall promptly (and in any event within 24 hours) notify HBI in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, PBI or any PBI Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). PBI agrees that it shall keep HBI informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). PBI further agrees that it will provide HBI with the opportunity to present its own proposal to the PBI board of directors in response to any such proposal or offer, and negotiate with HBI in good faith with respect to any such proposal.

A-62

For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide written proposal (or its most recently amended or modified terms, if amended or modified) made by a third party to consummate an Acquisition Proposal on terms that the PBI board of directors determines in its good faith judgment, after consultation with and having considered the advice of PBI’s outside legal counsel and financial advisor: (A) would, if consummated, result in consideration that is more favorable to the stockholders of PBI than the Contemplated Transactions (taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the proposal), (B) is not conditioned on obtaining financing (and with respect to which PBI has reasonably assured itself of such person’s ability to fully finance its Acquisition Proposal), (C) would, if consummated, result in the acquisition of more than 50% of the issued and outstanding shares of PBI Common Stock or all or substantially all of the assets and liabilities of PBI and the PBI Subsidiaries on a consolidated basis, and (D) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Neither the PBI board of directors nor any committee thereof shall: (A) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to HBI in connection with the Contemplated Transactions (including the Merger), its recommendation to the stockholders of PBI to approve the Agreement and the Merger, or make any statement, filing or release, in connection with the PBI Common Stockholders’ Meeting or otherwise, inconsistent with the recommendation to the stockholders of PBI to approve the Agreement and the Merger (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of such recommendation); (B) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (C) enter into (or cause PBI or any PBI Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (1) related to any Acquisition Proposal or (2) requiring PBI to abandon, terminate or fail to consummate the Merger or any other Contemplated Transaction.

Notwithstanding the foregoing, prior to the date of the PBI Common Stockholders’ Meeting, PBI’s board of directors may approve or recommend to the stockholders of PBI a Superior Proposal and withdraw, qualify or modify its recommendation in connection with the Agreement and the Merger or take any of the other actions otherwise prohibited by this Section 5.7(a)(ii) (a “PBI Subsequent Determination”) after the third Business Day following the receipt by HBI of a notice (the “Notice of Superior Proposal”) from PBI advising HBI that the PBI board of directors has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.7(a)(ii)) constitutes a Superior Proposal (it being understood that PBI shall be required to deliver a new Notice of Superior Proposal in respect of any materially revised Superior Proposal from such third party or its affiliates that PBI proposes to accept and the subsequent notice period shall be three Business Days) if, but only if, (A) the PBI board of directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable law and (B) at the end of such three Business Day period, after taking into account any adjusted, modified or amended terms as may have been committed to in writing by HBI since HBI’s receipt of such Notice of Superior Proposal (provided, however, that HBI shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the PBI board of directors has again in good faith made the determination (1) in clause (A) of this paragraph, and (2) that such Acquisition Proposal constitutes a Superior Proposal.

(iii)        Environmental Assessments.

(A)         HBI shall have the express right, but not the obligation, to conduct, at its sole cost and expense, Environmental Assessments of the PBI Companies’ assets, operations and secured interests, including, but not limited to, the PBI Real Property. For any real property not owned by the PBI Companies, access to such property by HBI shall be conditioned on approval by the property owner.

A-63

(B)         If HBI, in its sole discretion, is unable to reasonably determine that the recognized environmental conditions identified in the Environmental Assessments will not result in a Material Adverse Effect, HBI shall have the express right, but not the obligation, to further assess, at its sole cost and expense, the recognized environmental conditions as HBI deems appropriate subject to the following provisions of this Section a(iii)(B). For any real property owned by the PBI Companies, such further assessment shall be subject to prior notice to PBI. For any real property not owned by the PBI Companies, such further assessment by HBI shall be conditioned on approval by the property owner.

(C)         HBI agrees to notify PBI a reasonable time in advance of the Environmental Assessments scheduled pursuant to this Section 5.7(a)(iii). PBI agrees to permit HBI and its contractors, consultants, agents and representatives to (i) conduct such Environmental Assessments, (ii) have access to the properties, facilities, environmental documents and personnel of the PBI Companies, and (iii) conduct such consultations with the persons or firms conducting such examinations, as HBI shall deem necessary; provided, however, that HBI and its contractors, consultants, agents and representatives shall not unreasonably disturb or interfere with the business activities or operations of the PBI Companies. Upon request by PBI, HBI shall provide copies of reports prepared by HBI or its representatives for the assessments conducted under this Section 5.7(a)(iii).

(iv)        Dissolve Non-Operational Subsidiaries. Prior to Closing, PBI and PBank shall cause the liquidation and legal dissolution of any and all Non-Operational Subsidiaries.

(v)         Repurchase of PBI Preferred Stock. Except to the extent the obligations of PBI set forth in this Section 5.7(a)(v) would conflict with the obligations of the parties set forth in Section 5.7(b)(xi), in which event the parties’ obligations in Section 5.7(b)(xi) would take precedence, at the request of HBI, PBI shall use its reasonable best efforts to cause or facilitate the Repurchase by HBI of all (or such portion as HBI may designate) of the issued and outstanding shares of PBI Preferred Stock from Treasury or other holders thereof prior to, concurrently with or immediately after the consummation of the Merger. In furtherance of the foregoing, PBI shall provide, and shall cause the PBI Subsidiaries and its and their representatives to provide, all reasonable cooperation and take all reasonable actions as may be requested by HBI in connection with such Repurchase.

(b)          Undertakings of HBI and PBI.

(i)          Filings and Approvals. HBI and PBI shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the Merger, the Bank Merger and the other Contemplated Transactions, and HBI will make all necessary regulatory filings as soon as practicable after the date hereof, including without limitation, (A) the Applications, (B) the Registration Statement (including the Prospectus/Proxy Statement) and related filings, if any, under state securities laws relating to the Contemplated Transactions, and (C) all other documents necessary to obtain any other approvals and consents required to effect consummation of the Contemplated Transactions.

(ii)         Accuracy of Registration Statement. The Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. PBI and HBI shall promptly notify the other party if at any time it becomes aware that the Prospectus/Proxy Statement or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, PBI shall cooperate with HBI in the preparation of a supplement or amendment to such Prospectus/Proxy Statement that corrects such misstatement or omission, and HBI shall file an amended Registration Statement or supplement to the Registration Statement with the SEC, PBI shall mail a Prospectus/Proxy Statement and any required amendment or supplement to holders of PBI Common Stock and HBI shall mail a Prospectus/Proxy Statement and any required or amendment or supplement to holders of HBI Common Stock. HBI will provide PBI and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and will provide PBI and its counsel with a copy of all such filings made with the SEC.

A-64

(iii)        Public Announcements. HBI and PBI shall consult upon the form and substance of any press release related to this Agreement and the Contemplated Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed or withheld, but nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure that its counsel deems necessary under applicable Law.

(iv)        Maintenance of Insurance. HBI and each HBI Subsidiary, and PBI and each PBI Subsidiary, shall maintain insurance in such amounts as HBI and PBI, respectively, believe are reasonable to cover such risks as are customary in relation to the character and location of its and their respective Subsidiaries’ properties and the nature of its and their respective Subsidiaries’ businesses.

(v)         Maintenance of Books and Records. HBI and each HBI Subsidiary, and PBI and each PBI Subsidiary, shall maintain books of account and records on a basis consistent with past practice.

(vi)        Taxes. HBI and each HBI Subsidiary shall file all HBI Returns, and PBI and each PBI Subsidiary shall file all PBI Returns, required to be filed by them, respectively, on or before the date such returns are due, including any extensions, and pay all taxes shown to be due on such returns on or before the dates such payments are due, except those being contested in good faith.

(vii)       In-House Operations. HBI and PBI shall cooperate with each other in the interest of an orderly, cost-effective consolidation of operations.

(viii)      Delivery of Financial Statements. HBI and PBI shall each deliver to the other, promptly upon their completion, but in each case by each respective delivery date, financial statements that fairly present, in all material respects, its consolidated financial condition, results of operations for the periods then ended in accordance with GAAP, subject to year-end audit adjustments and notes thereto.

(ix)         Delivery of Regulatory Filings and Documents. Except where prohibited by Law or the regulations of any Regulatory Authority, HBI and PBI shall each deliver to the other copies of all reports filed with Regulatory Authorities promptly upon the filing thereof.

(x)          Issuance of Preferred Stock. At or prior to June 15, 2015, PBI shall issue to HBI, and HBI shall purchase from PBI, a sufficient number of shares of preferred stock at $1,000 per share to bring current the payment of deferred interest through June 15, 2015 on PBI’s subordinated debentures issued to Patapsco Statutory Trust I and PBI will use the proceeds from the sale of the preferred stock to bring current interest on the above-mentioned subordinated debentures. The preferred stock will be issued pursuant to articles supplementary in the form attached hereto as Exhibit E, which PBI shall execute and file with the SDAT in accordance with the MGCL. HBI’s obligation to purchase such preferred stock, and PBI’s obligation to issue such preferred stock, shall be subject to the following conditions: (A) PBI shall have made a diligent and good faith effort to obtain a waiver of any event of default under the applicable trust preferred security agreements caused by Patapsco Statutory Trust I’s failure to make payment of amounts due and payable on the trust preferred securities and allowing continued deferral of dividends on the trust preferred securities until the Effective Time, and PBI shall have failed to obtain such waiver; (B) PBI shall have received prior regulatory approval or non-objection to bring current the payment of amounts due on PBI’s subordinated debentures by payment of any deferred payments plus any accrued interest and other charges and or fees; (C) PBI and HBI shall have received all approvals or non-objections from Regulatory Authorities and all consents from third parties as may be required for the issuance and purchase of the preferred stock and the use of the proceeds from such issuance to pay deferred interest on PBI’s subordinated debentures; and (D) without waiving any of HBI’s rights hereunder, both HBI and PBI will reasonably cooperate to obtain all approvals or non-objections from Regulatory Authorities. The parties’ obligations under this Section 5.7(b)(x) shall survive the termination of this Agreement unless this Agreement is terminated by HBI pursuant to Sections 7.1(b), 7.1(f), or 7.1(i), by PBI pursuant to Section 7.1(g) or by the mutual consent of the parties pursuant to Section 7.1(a). In no event shall HBI be obligated to purchase such preferred stock from PBI, however, if the waiver referred to in subsection (A) hereof is granted.

A-65

(xi)         Sale of PBI Preferred Stock. The parties will cooperate and use their commercially reasonable best efforts to assist the sale by Treasury of its holdings of PBI Preferred Stock.

(c)          Undertakings of HBI.

(i)          Stockholder Approval. As promptly as practicable after the Registration Statement becomes effective under the Securities Act, in accordance with the rules of the NASDAQ Stock Market LLC and this Agreement, HBI shall submit HBI’s issuance of the Aggregate Common Stock Consideration in the Merger to its stockholders for approval at the HBI Common Stockholders’ Meeting with the recommendation that its stockholders approve such issuance, and HBI will submit the approval of the issuance of the shares of HBI Common Stock to be issued in the Private Placement to its stockholders for approval at either at the HBI Common Stockholders’ Meeting, HBI’s annual meeting of stockholders or a HBI special meeting of stockholders with the recommendation that its stockholders approve such issuance.

(ii)         PBI Director Nominees. Subject to any required amendment of HBI’s articles of incorporation and bylaws, the MGCL, any approvals and/or requirements of any Regulatory Authority relating to HBI, and the continuing fiduciary duties of the HBI board of directors, the HBI board of directors shall take such actions as may be necessary to appoint each of the PBI Nominees to serve on the HBI and HBank boards of directors until the next annual meeting of each entity and to nominate each of the PBI Nominees for election to the HBI and HBank boards of directors at such next annual meeting for terms as determined by the HBI and HBank nominating committees; provided, however, that if one or both of the PBI Nominees shall be subject to a Disqualification Event prior to the Effective Date, HBI and HBank will not appoint such individual or individuals and shall take such actions as may be necessary to fill the vacancy or vacancies so created with one or two, as may be applicable, of the Replacement Nominees, with the selection being at HBI’s discretion. In the event a Disqualification Event occurs after the Effective Date, neither HBI nor HBank shall have any obligation to nominate the PBI Nominee subject to the Disqualification Event or a Replacement Nominee to the HBI or HBank board of directors.

On and after the Effective Time, (A) the directors of HBI duly elected and holding office immediately prior to the Effective Time, and (B) provided they agree to serve as directors of HBI and a Disqualification Event has not occurred, each of the PBI Nominees, shall be the directors of HBI, each to hold office until his successor is elected and qualified or otherwise in accordance with applicable Law and the articles of incorporation and bylaws of HBI; further provided, that in no event shall HBI’s obligations under this section apply with respect to any PBI Nominee subject to a Disqualification Event.

As used in this Agreement, the term “Disqualification Event” means, as to any PBI Nominee, the occurrence of any of the following events: (i) such nominee shall be prohibited by Law from serving as a director of HBI; (ii) such nominee shall have been charged with or convicted of any felony or a crime of moral turpitude; (iii) such nominee shall file (or any Entity of which such nominee shall have been an executive officer or controlling person within the 90 days prior to filing shall file) a voluntary petition under any applicable federal or state bankruptcy or insolvency law, or such nominee shall become (or any Entity indebted to HBI of which such nominee shall have been an executive officer or controlling person within the 90 days prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 30 days; (iv) such nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(3)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the SEC, or similar provisions of state “blue sky” laws; (v) such nominee shall be subject to or involved in any of the events or circumstances enumerated in Rule 506(d)(1)(i) though (viii) (or any successor or substitute provision of similar import) promulgated by the SEC under Regulation D of the Securities Act or similar provisions of state “blue sky” laws; (vi) the death, disability or other personal reasons beyond the control of such nominee that prevents them from serving, as determined by HBI in its reasonable sole discretion, as a director of HBI or HBank; or (vii) such nominee shall violate any covenant or agreement contained in the Support Agreement.

A-66

(iii)        Employees, Severance Policy.

(A)         Subject to HBI’s usual personnel and qualification policies and the provisions hereof, HBI will endeavor to continue the employment of each individual who is an employee of PBI or a PBI subsidiary (a “PBI Employee”) on the Effective Date in a position that will contribute to the successful performance of the combined organization; provided, however, that no provision in this Agreement shall create any obligation of HBI to retain any PBI Employee or create any third party benefit except for the Indemnified Parties’ rights under Section 5.7(c)(vi), which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives; provided further, however, that HBI or an HBI Subsidiary will offer employment to the individuals set forth in PBI Disclosure Schedule 5.7(c)(iii) on an at-will basis following the Effective Date at levels of comparable responsibilities and compensation. If a PBI Employee is not retained as contemplated by this Section 5.7(c)(iii)(A), or if HBI elects to eliminate a position or does not offer a PBI Employee comparable employment (i.e., a position of substantially similar job descriptions or responsibilities at substantially the same salary level), then HBI will make severance payments to the displaced PBI Employee as set forth in this Section 5.7(c)(iii).

(B)         Subject to the provisions of Sections 5.7(c)(iii)(C) and 5.7(c)(iii)(D), HBI will pay, or will cause HBank to pay, to any eligible PBI Employee (exempt and non-exempt) that is not retained by HBI or an HBI subsidiary two weeks of severance pay for each full year of service with PBI or a PBI Subsidiary up to a maximum of 26 weeks of severance pay. Each PBI Employee eligible for severance benefits as set forth in this Section 5.7(c)(iii)(B) will remain eligible for such benefits if his or her employment is terminated by HBI or an HBI Subsidiary, other than for Cause, within 12 months after the Effective Date. Any PBI Employee whose employment with HBI or an HBI Subsidiary is terminated without Cause after 12 months from the Effective Date shall receive such severance benefit from HBI or such HBI Subsidiary as is provided for in HBI’s general severance policy for such terminations (with full credit being given for each full year of service with PBI or any PBI Subsidiary). HBI and any HBI Subsidiary’s obligation hereunder to make payments as provided herein is expressly subject to PBI or PBank obtaining a non-objection or waiver of any regulatory prohibition or limitation on such payment.

(C)         Any PBI Employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that would be triggered by the Merger or the Bank Merger (“CIC Payment”) shall not receive any severance benefits as provided in Section 5.7(c)(iii)(B) but will receive the CIC Payment subject to the receipt of any necessary approvals or non-objections from the applicable Regulatory Authorities. Neither HBI nor HBank will seek any regulatory approval or non-objection to make any payments prohibited under applicable Law but will make such payments as may be approved by the applicable Regulatory Authorities if PBI or PBank obtains such approval or non-objection. Any PBI Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in 5.7(c)(iii)(B).

(D)         HBank will offer Philip P. Phillips an employment agreement with terms as provided in Exhibit F.

(iv)        Employee Benefits. As of the Effective Time, each PBI Employee who becomes an employee of HBI or of any HBI Subsidiary shall be entitled to full credit for each year of service with PBI or any PBI Subsidiary for purposes of determining eligibility for participation and vesting and benefit accrual in HBI’s or, as appropriate, in the HBI Subsidiary’s, employee benefit plans, programs and policies. HBI shall use the original date of hire by PBI or a PBI Subsidiary in making these determinations.

A-67

(v)         HBank Advisory Board. Effective as of the Closing Date, HBank will constitute a Towson Area Regional Advisory Board (the “Towson Advisory Board”) and appoint to the Towson Advisory Board for an initial term of one year all of the members of PBank’s board of directors (both on the date of this Agreement and immediately prior to the Effective Time) who are not appointed to the board of directors of HBI or HBank pursuant to Section 5.7(c)(ii) hereof and who are willing to serve on the Towson Advisory Board; provided, however, that HBank shall not be obligated to appoint to the Towson Advisory Board any member of PBank’s board of directors that is or becomes subject to a Disqualification Event, and shall have the right to remove from the Towson Advisory Board any member of the Towson Advisory Board who becomes subject to a Disqualification Event after he or she is appointed to the Towson Advisory Board. The members of the Towson Advisory Board shall not be members of HBI’s or HBank’s board of directors and shall not have any voting powers. While former members of PBank’s board of directors sit as members of the Towson Advisory Board, HBank shall pay compensation to each such Towson Advisory Board Member in an amount as set forth on PBI Disclosure Schedule 5.7(c)(v). Each former member of the PBank board of directors that is appointed to the Towson Advisory Board will have the option to receive his or her annual compensation for the first year of service on the Towson Advisory Board on a monthly basis or in advance in a lump sum at Closing, provided, however, that if any such member of the Towson Advisory Board does not serve on the Towson Advisory Board for such one-year period due to his or her resignation or as a result of becoming subject to a Disqualification Event, such Towson Advisory Board member shall repay to HBank any portion of such annual compensation paid in advance for the period during which such member did not serve on the Towson Advisory Board. Subsequent to the one-year term provided for in this Section 5.7(c)(v), HBank shall have the authority to take any actions necessary to remove any members of the Towson Advisory Board in its discretion and/or to terminate the Towson Advisory Board at any time.

(vi)        Indemnification. From and after the Effective Time, HBI (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of PBI, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a director or officer of PBI or is or was serving at the request of PBI or any of its Subsidiaries as a director, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of PBI, including without limitation any matters arising in connection with or related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent to which such Indemnified Parties would be entitled to have the right to advancements of expenses or to be indemnified under the Articles of Incorporation and Bylaws of PBI as in effect on the date of this Agreement as though such Articles of Incorporation and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. HBI’s obligations under this Section 5.7(c)(vi) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(vii)       Nasdaq Listing. HBI agrees to use commercially reasonable efforts to list, prior to the Closing Date, on the Nasdaq Capital Market the shares of HBI Common Stock to be issued in connection with the Merger.

(viii)      Directors’ and Officers’ Liability Insurance. Prior to the Closing, HBI shall purchase an extended reporting period to PBI’s current liability insurance policy(ies), for a period to last from the day after the Effective Date to a minimum of six years after that day. Such extended reporting period shall provide the same or better coverage for the persons who are presently covered by PBI’s or PBank’s officers’ and directors’ liability insurance policy(ies) and any other insurance policy(ies) providing insurance coverage for PBI’s or PBank’s executive officers and directors, with respect to actions, omissions, events, matters or circumstances occurring through the Effective Time, provided that the policy(ies) can be obtained for an aggregate six-year cost not in excess of $70,000 (200% of the current annual premium for the applicable liability insurance policy(ies) in effect as of the date of this Agreement) (the “Maximum Premium”). HBI may not cancel, modify or take any action to limit or terminate the coverage obtained pursuant to this section, unless it replaces such coverage with coverage provided by insurers having the same or better rating, coverage and aggregate limits; provided, however, that HBI may, at its option, replace at any time such policy with another policy having the same coverage rate. In the event HBI is unable to obtain a directors’ and officers’ liability insurance extended reporting period at a cost not in excess of the Maximum Premium, HBI may obtain a director and officer liability insurance extended reporting period with the maximum coverage reasonably available for a cost that is not in excess of the Maximum Premium.

A-68

Section 5.8           Approvals and Consents of Regulatory Authorities.

PBI and HBI will cooperate with each other and use best efforts to promptly prepare all necessary approvals or consents from the Regulatory Authorities necessary to consummate the Contemplated Transactions and HBI will make all necessary filings in respect thereof as promptly as practicable after the date hereof (provided that PBI has timely provided all information requested in writing by HBI or its counsel); provided, however, that in no event shall HBI be required to agree to any prohibition, limitation, or other requirement that would (a) prohibit or materially limit the ownership or operation by HBI or any HBI Subsidiary of all or any material portion of the business or assets of PBI or any PBI Subsidiary, (b) compel HBI or any HBI Subsidiary to dispose of or hold separate all or any material portion of the business or assets of PBI or any PBI Subsidiary, (c) impose a material compliance burden, penalty or obligation on HBI or any HBI Subsidiary, or (d) otherwise materially impair the value of PBI and the PBI Subsidiaries to HBI and the HBI Subsidiaries (any such requirement alone, or more than one such requirement together, a “Burdensome Condition”). PBI and HBI will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any Application, petition or any other statement made to any Regulatory Authority in connection with the Merger and the other Contemplated Transactions. PBI shall have the right to review, and to the extent practicable to consult with HBI on, the information that appears in any filing made in connection with the Contemplated Transactions with any Regulatory Authority. HBI shall give PBI and its counsel the opportunity to review, and to the extent practicable to consult with HBI on, each filing prior to its being filed with a Regulatory Authority and shall give PBI and its counsel the opportunity to review all filings with a Regulatory Authority, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Regulatory Authority.

Section 5.9           Assumption by HBI of Certain Obligations.

At or prior to Closing, HBI, PBI and the relevant trustees or agents shall execute and deliver such supplemental indentures, agreements and other relevant documents under the provisions of PBI’s trust preferred securities instruments and debt indentures, as required and in a form reasonably satisfactory to HBI, PBI and the trustee named in such agreements and indentures and, as of the Effective Time, HBI shall assume the due and punctual payment of the principal of and premium, if any, and interest on the trust preferred securities and the due and punctual performance and observance of all of the covenants and conditions (insofar as such payment, covenant, or condition is to be performed and observed by a successor of PBI under the relevant documents) of the indentures, agreements and other relevant documents entered into by PBI or any PBI Subsidiary.

ARTICLE VI.
CONDITIONS

Section 6.1           Conditions to PBI’s Obligations under this Agreement.

The obligations of PBI hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by PBI pursuant to Section 8.3 hereof:

(a)          Corporate Proceedings. All action required to be taken by, or on the part of, HBI and HBank to authorize the execution, delivery and performance of this Agreement, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by HBI and HBank, respectively, and PBI shall have received certified copies of the resolutions evidencing such authorizations.

A-69

(b)          Covenants; Representations. The obligations of HBI and HBank required by this Agreement to be performed by HBI and HBank at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of HBI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date, in each case in accordance with the Article IV Standard.

(c)          Consents. (i) PBI and PBank shall have received all consents and approvals described in PBI Disclosure Schedule 3.4 and the consent to the Contemplated Transactions of each landlord of all leased property for which any of the PBI Companies is a tenant substantially in the form set forth herein as Exhibit G, and all filings and registrations by PBI and PBank described in PBI Disclosure Schedule 3.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on HBI or HBank subsequent to the Effective Time; (ii) HBI and HBank shall have received all consents and approvals described in HBI Disclosure Schedule 4.4 and all filings and registrations by HBI and HBank described in HBI Disclosure Schedule 4.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on HBI or HBank subsequent to the Effective Time; (iii) any statutory waiting period or periods relating to the consents, approvals, filings and registrations identified in the foregoing items (i) or (ii) shall have expired; and (iv) no consent or approval identified in the foregoing items (i) or (ii) shall have imposed any condition or requirement that, in the reasonable opinion of the board of directors of PBI, would constitute a Burdensome Condition or otherwise so materially and adversely impact the economic or business benefits to PBI of the Contemplated Transactions as to render consummation of the Merger inadvisable.

(d)          No Injunction. There shall not be in effect any order, decree or injunction of a court or Regulatory Authority of competent jurisdiction that enjoins or prohibits consummation of the Contemplated Transactions.

(e)          Officer’s Certificate. HBI shall have delivered to PBI a certificate, dated the Closing Date and signed, without personal liability, by its Chief Executive Officer, to the effect that the conditions set forth in subsections (a), (b), c(ii) and (iii) and (h) of this Section 6.1 have been satisfied.

(f)          Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by HBI’s counsel from state securities or “blue sky” authorities with respect to the Contemplated Transactions shall have been obtained.

(g)          Tax Opinion or Letter. PBI shall have received an opinion of Kilpatrick Townsend & Stockton LLP, counsel to PBI, or a letter from TGM Group, LLC, PBI’s independent certified public accountants, dated the Closing Date, to the effect that (i) the Merger constitutes a tax-free reorganization under Section 368(a) of the IRC, and (ii) any gain realized in the Merger will be recognized only to the extent of cash or other property (other than HBI Common Stock) received in the Merger, including cash received in lieu of fractional share interests; in rendering their opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of PBI, HBI and others.

(h)          Approval by HBI’s Stockholders. The issuance by HBI of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement shall have been approved by the stockholders of HBI by such vote as is required by the rules of the NASDAQ Stock Market LLC.

(i)          Approval by PBI’s Stockholders. The Agreement and the Merger shall have been approved by the stockholders of PBI by such vote as is required by the MGCL and the certificate of incorporation and bylaws of PBI.

(j)          Other Documents. PBI shall have received such other certificates, documents or instruments from HBI or its officers or others as PBI shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, related Securities Laws compliance or to evidence fulfillment of the conditions set forth in Section 6.1 as PBI may reasonably request.

A-70

(k)          Illegality. No Law shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts or makes illegal the consummation of the Contemplated Transactions.

(l)          No Material Adverse Effect. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, business prospects, liquidity, income, or financial condition of HBI or any of the HBI Subsidiaries shall have occurred since the date of this Agreement, and no information shall have been provided solely in an updated HBI Disclosure Schedule pursuant to Section 5.6 of this Agreement, that has had, or would reasonably be likely to have, a Material Adverse Effect on HBI.

(m)          Nasdaq Listing. To the extent required, the shares of HBI Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

Section 6.2           Conditions to HBI’s Obligations under this Agreement.

The obligations of HBI hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by HBI pursuant to Section 8.3 hereof:

(a)          Corporate Proceedings. All action required to be taken by, or on the part of, PBI and PBank to authorize the execution, delivery and performance of this Agreement, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by PBI and PBank, respectively, and HBI shall have received certified copies of the resolutions evidencing such authorizations.

(b)          Covenants; Representations. The obligations of PBI and PBank required by this Agreement to be performed by PBI and PBank at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of PBI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date, in each case in accordance with the Article III Standard.

(c)          Consents. (i) HBI and HBank shall have received all consents and approvals described in HBI Disclosure Schedule 4.4 and all filings and registrations by HBI and HBank described in HBI Disclosure Schedule 4.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on HBI or HBank subsequent to the Effective Time; (ii) PBI and PBank shall have received all consents and approvals described in PBI Disclosure Schedule 3.4 and the consent to the Contemplated Transactions of each landlord of all leased property for which any of the PBI Companies is a tenant substantially in the form set forth herein as Exhibit F, and all filings and registrations by PBI and PBank described in PBI Disclosure Schedule 3.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on HBI or HBank subsequent to the Effective Time; (iii) any statutory waiting period or periods relating to the consents, approvals, filings and registrations identified in the foregoing items (i) or (ii) shall have expired; and (iv) no consent or approval identified in the foregoing items (i) or (ii) shall have imposed any condition or requirement that, in the reasonable opinion of the board of directors of HBI, would constitute a Burdensome Condition or otherwise so materially and adversely impact the economic or business benefits to HBI of the Contemplated Transactions as to render consummation of the Merger inadvisable.

(d)          No Injunction. There shall not be in effect any order, decree or injunction of a court or Regulatory Authority of competent jurisdiction that enjoins or prohibits consummation of the Contemplated Transactions.

(e)          Officer’s Certificate. PBI shall have delivered to HBI a certificate, dated the Closing Date and signed, without personal liability, by its Chief Executive Officer, to the effect that the conditions set forth in subsections (a), (b), (c)(ii) and (iii) and (h) of this Section 6.2 have been satisfied.

(f)          Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by HBI’s counsel from state securities or “blue sky” authorities with respect to the Contemplated Transactions shall have been obtained.

A-71

(g)          Tax Opinion or Letter. HBI shall have received an opinion of Ober, Kaler, Grimes & Shriver, Professional Corporation counsel to HBI, or a letter from Stegman & Company, HBI’s independent certified public accountants, dated the Closing Date, to the effect that the Merger constitutes a tax-free reorganization under Section 368(a) of the IRC; in rendering their opinion, such counsel or firm may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of PBI, HBI and others.

(h)          Approval by PBI’s Stockholders. The Agreement and the Merger shall have been approved by the stockholders of PBI by such vote as is required by the MGCL and the articles of incorporation and bylaws of PBI.

(i)          Approval by HBI’s Stockholders. The issuance by HBI of the Aggregate Common Stock Consideration in the Merger and the shares of HBI Common Stock to be issued in the Private Placement shall have been approved by the stockholders of HBI by such vote as is required by the rules of the NASDAQ Stock Market LLC.

(j)          Limitation on PBI Objecting Shares. As of the Effective Date, the holders of no more than ten percent of the PBI Common Stock that is issued and outstanding shall have taken the actions required by Section 3-203 of the MGCL to qualify their PBI Common Stock as PBI Objecting Shares.

(k)          Other Documents. HBI shall have received such other certificates, documents or instruments from PBI or its officers or others as HBI shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, related Securities Laws compliance or to evidence fulfillment of the conditions set forth in Section 6.2 as HBI may reasonably request.

(l)          Environmental Assessment Results. The recognized environmental conditions of any Environmental Assessments conducted pursuant to Section 5.7(a)(iii) hereof shall not result in a Material Adverse Effect on PBI. HBI shall be fully satisfied, in its reasonable discretion, with the findings of the Environmental Assessments and any other environmental reports undertaken pursuant to Section 5.7 of this Agreement.

(m)          No Material Adverse Effect. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, business prospects, liquidity, income, or financial condition of PBI or any of the PBI Subsidiaries shall have occurred since the date of this Agreement, and no information shall have been provided in an updated PBI Disclosure Schedule pursuant to Section 5.6 of this Agreement, that has had, or would reasonably be likely to have, a Material Adverse Effect on PBI.

(n)          Third Party Consents. HBI shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Contemplated Transactions to be consummated without the violation of any lease or other material agreement to which PBI is a party or by which any of its properties are bound, except where failure to obtain such consent or authorization would be reasonably expected not to have a Material Adverse Effect subsequent to the Merger.

(o)          Illegality. No Law shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts or makes illegal the consummation of the Contemplated Transactions.

Section 6.3           Frustration of Closing Conditions.

Neither HBI nor PBI may rely on the failure of any condition set forth in Section 6.1 or 6.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to make effective of the Contemplated Transactions contemplated hereby, as required by and subject to Section 5.5.

A-72

ARTICLE VII.
TERMINATION

Section 7.1           Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding receipt of the requisite approval by the stockholders of both PBI and HBI with respect to the Contemplated Transactions, this Agreement may be terminated on or at any time prior to the Closing Date:

(a)          By the mutual written agreement of PBI and HBI;

(b)          By either PBI or HBI (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the Contemplated Transactions) in the event of a material breach of any representation, warranty, covenant, or other agreement of the other party hereto contained in this Agreement such that (i) with respect to a representation or warranty, the condition set forth in the second clause of Section 6.1(b) or Section 6.2(b), as the case may be, would not be satisfied, and (ii) with respect to a covenant or other agreement, the condition set forth in the first clause of Section 6.1(b) or Section 6.2(b), as the case may be, would not be satisfied, and in each case such breach cannot be, or shall not have been, remedied within 30 days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied or which, by its nature, cannot be cured prior to the Closing; provided, that if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such 60-day period;

(c)          By either PBI or HBI if the Closing Date shall not have occurred prior to October 31, 2015 (except that if the Closing Date shall not have occurred by October 31, 2015 because of a failure to obtain any required regulatory approval or consent, such date shall be December 31, 2015 unless the conditions of any such required regulatory approval or consent cannot be satisfied by December 31, 2015); except that if the Closing Date shall not have occurred by such date because of a material breach of this Agreement by a party hereto, such breaching party shall not be entitled to terminate this Agreement in accordance with this provision;

(d)          By either PBI or HBI in the event any Regulatory Authority whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and any appeals and requests for reconsideration have also received a definitive written denial or an application therefor has been permanently withdrawn at the request of a Regulatory Authority;

(e)          By either PBI or HBI if (i) the stockholders of HBI vote, but fail to approve the issuance by HBI of the Aggregate Common Stock Consideration in the Merger at the HBI Common Stockholders’ Meeting and the issuance by HBI of the shares of HBI Common Stock to be issued in the Private Placement at either the HBI Common Stockholders’ Meeting, HBI’s annual meeting of stockholders or a HBI special meeting of stockholders, or (ii) the stockholders of PBI vote, but fail to approve the Agreement and the Merger at the PBI Common Stockholders’ Meeting;

(f)          By HBI if PBI or any PBI Subsidiary enters into any agreement, agreement in principle, letter of intent or similar instrument with respect to any Superior Proposal or approves or resolves to approve any agreement, agreement in principle, letter of intent or similar instrument with respect to a Superior Proposal;

(g)          By PBI if at any time after the date of this Agreement and prior to obtaining the approval of the Agreement and the Merger by PBI’s stockholders at the PBI Common Stockholders’ Meeting, PBI receives an Superior Proposal; provided, however, that PBI shall not terminate this Agreement pursuant to the foregoing clause unless:

(i)          PBI shall have complied in all material respects with Section 5.7(a)(ii) of this Agreement;

A-73

(ii)         PBI concurrently pays the PBI Termination Fee payable pursuant to Section 8.1(b); and

(iii)        the board of directors of PBI concurrently approves, and PBI concurrently enters into, a definitive agreement with respect to such Superior Proposal;

(h)          By PBI if HBI or any HBI Subsidiary enters into any definitive term sheet, letter of intent, agreement or similar type of agreement with a view to being acquired by, or effecting a business combination, as a result of which HBI is not the surviving Entity or HBI’s directors, as of the date of this Agreement, do not comprise the majority of the surviving Entity’s board of directors, with any person other than PBI and the PBI board of directors determines that, after considering the advice of counsel, such transaction is not in the best interests of the PBI Common Stockholders; provided, however, that PBI must exercise the termination option under this Section 7.1(h) within 30 calendar days after HBI files a Current Report Form 8-K with the SEC regarding events triggering the termination option;

(i)          By HBI if the PBI board of directors withdraws, changes, or modifies its recommendation to its stockholders in any manner adverse to HBI regarding this Agreement or the Merger;

(j)           By PBI if the HBI board of directors withdraws, changes, or modifies its recommendation to its stockholders in any manner adverse to PBI regarding this Agreement or the Merger, or the issuance of the shares of HBI Common Stock in the Private Placement; or

(k)          by PBI, if the PBI Board of Directors so determines by a majority vote of its members, at any time during the two Business Day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)           the Average Price shall be less than $7.20; and

(ii)         (A) the quotient obtained by dividing the Average Price by $9.00 shall be less than (B) the Index Ratio minus 0.20.

For purposes of this Section 7.1(k), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the fifth Business Day immediately before the Closing.

“Final Index Price” means the closing price of the Index Group as of the Determination Date.

“Index Group” means the NASDAQ Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the Index Group as of the last trading day before the date of this Agreement.

If HBI or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for HBI Common Stock or the common stock of such company, as applicable, shall be appropriately adjusted for the purposes of applying this Sections 7.1(k).

Section 7.2           Effect of Termination.

If this Agreement is terminated pursuant to Section 7.1 hereof or otherwise, this Agreement shall forthwith become void, other than Sections 5.3(b), 5.7(b)(ii), 5.7(b)(x) (to the extent provided therein), 8.1, 8.2, 8.4, 8.5, 8.6, 8.9, 8.10, 8.11 and 8.13 hereof and this Section 7.2, which shall remain in full force and effect, and there shall be no further liability on the part of HBI or PBI to the other, except for any liability of HBI or PBI under such applicable sections of this Agreement and except for any liability arising out of a willful breach of this Agreement giving rise to the termination.

A-74

ARTICLE VIII.
MISCELLANEOUS

Section 8.1           Expenses and Other Fees.

(a)          General Expenses. Whether or not the Contemplated Transactions are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees and including those costs of any party’s enforcement of the rights afforded under this Section 8.1) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the Merger other than one based on communications between the party and the claimant seeking indemnification. HBI shall be responsible for and shall pay all filing fees, trustee or exchange agent fees and expenses, and blue sky fees and expenses, if any. The expenses of separate counsel to any stockholder of PBI shall be borne by such stockholder and not borne or reimbursed by the PBI Companies or HBI.

(b)          PBI Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by HBI while structuring and pursuing the Merger, PBI shall pay to HBI by wire transfer of immediately available funds a termination fee equal to $500,000 (the “PBI Termination Fee”) as follows:

(i)          in the event HBI or PBI terminates this Agreement pursuant to Sections 7.1(f) or (g) in which case PBI shall pay the PBI Termination Fee at or prior to the time of such termination,

(ii)         in the event HBI terminates this Agreement pursuant to Section 7.1(i), in which case PBI shall pay the PBI Termination Fee as promptly as practicable (but in any event within three Business Days), or

(iii)        in the event that this Agreement is terminated by HBI or PBI because PBI or any PBI Subsidiary enters into definitive term sheet, letter of intent, agreement or similar type agreement with a view to being acquired by, or effecting a business combination with, any person other than HBI, or enters into any agreement to merge, consolidate, combine or to sell a material portion of its assets or be acquired in any other manner by any other Person or to acquire a material amount of assets or a material equity position in any other Person, whether financial or otherwise in violation of the terms of this Agreement, in particular, Section 5.7(a)(ii) hereof.

Section 8.2           Non-Survival.

All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants shall terminate as of the Closing. Notwithstanding the foregoing, Sections 1.5, 2.9(b) through (h), and 5.7(c)(ii), (iii), (iv), (v) and (vi) shall survive the Closing.

Section 8.3           Amendment, Extension and Waiver.

(a)          Subject to applicable Law, at any time prior to the Closing Date, the parties may:

(i)          Amend this Agreement;

(ii)         Extend the time for the performance of any of the obligations or other acts of either party hereto;

(iii)        Waive any term or condition of this Agreement, any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or

A-75

(iv)        Waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise.

(b)          This Agreement may not be amended except by an instrument in writing signed, by authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.4           Entire Agreement.

This Agreement, the schedules and exhibits hereto, and any other documents to be executed in connection herewith, including, without limitation, the Bank Merger Agreement, and the Confidentiality Agreement, contain the entire, complete, and integrated agreement between the parties with respect to the subject matter hereof, and supersede any prior or contemporaneous arrangements, agreements or understandings between the parties, written or oral, express or implied, that may have related to the subject matter hereof in any way.

Section 8.5           Binding Agreement.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors; provided, however, that, except for the Indemnified Parties’ rights under Section 5.7(c)(vi), which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.

Section 8.6           Notices.

All notices under this Agreement shall be in writing and shall be deemed sufficient and duly given: (a) when delivered personally to the recipient; (b) upon confirmation of good transmission if sent by facsimile; or (c) when delivered to the last known address of the recipient (i) one Business Day after delivery to a reputable express courier service for next-day delivery (charges prepaid), or (ii) three days after being sent to the recipient by certified mail, return receipt requested and postage prepaid, addressed as follows:

(a)	If to HBI, to:

Mary Ann Scully

President and Chief Executive Officer

Howard Bancorp, Inc.

6011 University Boulevard, Suite 370

Ellicott City, MD 21043

Fax: (410) 750-8588

with a copy to:

Frank C. Bonaventure, Jr., Esquire

Ober│Kaler

100 Light Street

Baltimore, Maryland 21202

Fax: (443) 263-7505

(b)	If to PBI, to:

Philip P. Phillips

President and Chief Executive Officer

Patapsco Bancorp, Inc.

1301 Merritt Boulevard

Dundalk, Maryland 21222

Fax: (410) 285-8524

A-76

with a copy to:

Joel E. Rappoport, Esquire

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005-2018

Fax: (202) 204-5620

Section 8.7           Disclosure Schedules.

Information contained on either the PBI Disclosure Schedule or the HBI Disclosure Schedule shall be deemed to cover the express disclosure requirement contained in a representation or warranty of this Agreement and any other representation or warranty of this Agreement of such party where it is readily apparent it applies to such provision. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is or could result in a Material Adverse Effect.

Section 8.8           Tax Disclosure.

Notwithstanding anything else in this Agreement to the contrary, each party hereto (and each employee, representative or other agent of any party) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and federal income tax structure of any and all Contemplated Transactions and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure; provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with Securities Laws. This authorization of disclosure is not effective until the earlier of (a) the date of the public announcement of discussions relating to the Contemplated Transactions, (b) the date of the public announcement of the Contemplated Transactions, or (c) the date of execution of an agreement (with or without conditions) to enter into the Contemplated Transactions.

Section 8.9           No Assignment.

Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

Section 8.10         Captions; Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The Background Section hereof constitutes an integral part of this Agreement. References to Sections include subsections, which are part of the related Section. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise specifically noted, the words “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

A-77

Section 8.11         Counterparts; Facsimile.

This Agreement may be executed simultaneously in counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which together will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

Section 8.12         Severability.

If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by Law.

Section 8.13         Governing Law; Venue; No Jury Trial.

(a)          This Agreement shall in all respects be interpreted, enforced, and governed under the laws of the State of Maryland, without regard to Maryland’s conflict-of-laws provisions.

(b)          The parties agree that the prevailing party in any judicial proceeding arising out of or relating to this Agreement shall be entitled to recover all costs and attorneys fees from the non-prevailing party.

(c)          EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE CONTEMPLATED TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION THEREWITH.

Section 8.14         Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signatures appear on the following page.]

A-78

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ATTEST:	HOWARD BANCORP, INC.

By:	By:
Name:		Name: Mary Ann Scully
Title: Secretary		Title: President and Chief Executive Officer

ATTEST:	PATAPSCO BANCORP, INC.

By:	By:
Name:		Name: Philip P. Phillips
Title: Secretary		Title: President and Chief Executive Officer

A-79

ANNEX B

OPINION OF GRIFFIN FINANCIAL GROUP LLC

607 Washington Street Reading, PA 19601 Phone: (610) 478-2105 E-mail: info@griffinfingroup.com Fax: (610) 478-2227

March 2, 2015

The Board of Directors

Howard Bancorp, Inc.

6011 University Boulevard

Suite 370

Elliot City, MD 21043

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the common equity shareholders of Howard Bancorp, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid by the Company in the proposed merger (the “Transaction”) of Patapsco Bancorp, Inc. (“PBI”) with and into the Company.

Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and PBI, and, subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), the 1,974,843 issued and outstanding shares of PBI’s common stock, other than shares held in treasury or owned by the Company, will be converted into the right to receive (subject to allocation and proration procedures set forth in the Agreement) a fixed price of $10,053,000 ($5.09 per share) (the “Merger Consideration”) with 20% payable in cash and with 80% payable in Company common stock. The number of shares of Company stock constituting the stock portion of the Merger Consideration will be determined by dividing $8,042,400 by the average closing price of the Company’s common stock for the 20 trading days prior to the five business days prior to the Effective Time (the “Average Closing Price”), except that in no event will (i) such number of shares be more than 893,577 or less than 478,702 or (ii) will the per share Exchange Ratio (as defined in the Agreement) be more than 0.5656 or less than 0.3030. Therefore, under certain circumstances, the value of the Merger Consideration to be received by PBI shareholders may be somewhat more or less than $10,053,000. The Company has the right to change the mix of cash and stock at its election, but in no event will the cash portion exceed 50% of total Merger Consideration.

B-1

The Board of Directors

Howard Bancorp, Inc.

March 2, 2015

At the Effective Time, PBI will merge with and into the Company. Shares of PBI’s common stock held in treasury or owned by the Company and its affiliates will be cancelled. The terms and conditions of the Transaction are more fully described in the Agreement.

The Company has also solicited and received commitments from institutional investors to acquire $25 million of common stock (the “Capital Raise”), $10 million of which has been notionally allocated to provide the capital to support the Transaction.

In arriving at our opinion, we: (i) reviewed a draft of the Agreement; (ii) reviewed and discussed with the Company and PBI their respective financial information as of and for the three months ended December 31, 2014 and as of and for the fiscal year ended December 31, 2014 and as of and for the fiscal year ended June 30, 2014 and as of and for the six months ended December 31, 2014, respectively, as well as budgets for 2015 and projections for 2016 and 2017; (iii) discussed with the managements of the Company and PBI matters relating to their respective financial condition, growth, liquidity, earnings, profitability, asset quality, capital adequacy, and related matters as of such dates and for the periods then ended, as well as their future prospects on a standalone basis and together; (iv) analyzed and discussed with the Company and PBI the potential strategic implications and operational benefits anticipated by the managements of the Company and PBI; (v) evaluated the potential pro forma financial effects of the Transaction on the Company as at December 31, 2014 and on a forward-looking basis; (vi) reviewed and discussed with the Company and PBI, certain publicly available business and financial information concerning the Company and PBI and the economic and regulatory environments in which they operate; (vii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving whole bank acquisitions which we deemed relevant; (viii) compared the financial condition and implied valuation of PBI to the financial condition and valuation of certain institutions we deemed relevant; (ix) performed a discounted cash flow analysis; (x) considered the Company’s pending Capital Raise, (xi) considered the Company’s historical and recent stock market performance through the date hereof and on a pro forma basis based on management’s projections and expectations and our knowledge of the Company’s present and reasonably expected market structure as a result of the Capital Raise; and (xii) undertook such other financial studies and analyses and considered such other information as we deemed appropriate for the purpose of providing this opinion.

B-2

The Board of Directors

Howard Bancorp, Inc.

March 2, 2015

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of information which was publicly available to us or which was furnished to, or discussed with, us by the Company or PBI or otherwise reviewed by us including, particularly, the 2015 budgets and forward looking earnings estimates and pro forma growth rates, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not reviewed individual loan files or deposit information of the Company or PBI, nor have we conducted or been provided with any valuation or appraisal of any assets, deposits, or other liabilities of the Company or PBI. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto, and accordingly, we have assumed that such allowances for losses are adequate. In relying on financial information provided to or discussed with us by the Company or PBI or derived therefrom, we have assumed that such analyses have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management. We express no view as to the reasonableness of such analyses, forecasts, estimates, or the assumptions on which they were based.

We have also assumed that the representations and warranties made by the Company and PBI in the Agreement are and will be true and correct in all respects material to our analyses, the covenants and conditions precedent to closing the Transaction contained therein, including required approval by Federal and State banking regulators, and by PBI’s and the Company’s shareholders will be performed in all respects material to our analyses in a manner which will not give PBI the ability to terminate the Agreement or decline to close under the Agreement. We are not legal, regulatory, or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory, shareholder, and any other consents and approvals necessary for the completion of the Transaction will be obtained without any adverse effect to the Company or PBI or to the contemplated benefits of the Transaction. Our opinion assumes, with your consent, that the Company will use its ability to change the cash/stock mix on a financially prudent basis. Our opinion also assumes, with your consent, that the Transaction will be completed in accordance with the terms set forth in the draft of the Agreement we reviewed dated February 26, 2015 (the most recent draft made available to us).

B-3

The Board of Directors

Howard Bancorp, Inc.

March 2, 2015

Our opinion is necessarily based on economic, market, and other conditions as in effect on, as well as the information made available to us as of, the date of this letter. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, confirm, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the common equity shareholders of the Company with regard to the Merger Consideration to be paid by the Company in the Transaction, and we express no opinion as to the fairness of the Transaction to creditors or other stakeholders of the Company, the underlying decision by the Company to engage in the Transaction or any other transaction, the relative merits of the Transaction compared to other Transactions available to the Company, or the relative merits of the Transaction compared to other strategic alternatives which may be available to the Company. Furthermore, we did not take into account and express no opinion with respect to the amount or nature of any bonuses and any other compensation or consideration to any officers, directors, or employees of the Company or PBI paid or payable by reason or as a result of the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is completed. The Company has agreed to indemnify us for certain liabilities which could arise as a result of our engagement. During the two years preceding the date of this letter (i) we have not had an investment banking relationship with PBI for which we were paid for our services or otherwise, and (ii) we have served, on an ongoing basis, as the investment banker and financial advisor to the Company for which we have received compensation. We are currently serving as the Company investment banker in connection with the Transaction and as its Placement Agent in connection with the Capital Raise.

B-4

The Board of Directors

Howard Bancorp, Inc.

March 2, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the common equity shareholders of the Company.

The delivery of this opinion has been approved by the fairness opinion committee of Griffin Financial Group, LLC in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be relied upon by any other person for any other reason. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion speaks as of the date hereof, and we have no obligation to update, confirm, or revise it. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may, however, be reproduced in any registration statement that the Company will file with the Securities and Exchange Commission in connection with the Transaction, provided that such reproduction is legally required, the opinion is reproduced in such document in its entirety, and such document includes a summary of the opinion and related analyses in a form prepared or approved by us (such approval not to be unreasonably withheld), but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

GRIFFIN FINANCIAL GROUP, LLC

B-5

ANNEX C

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

March 2, 2015

The Board of Directors

Patapsco Bancorp, Inc.

1301 Merritt Boulevard

Baltimore, Maryland 21222

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Patapsco Bancorp, Inc. (“PATD”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Transaction”) of PATD with and into Howard Bancorp, Inc. (“HBMD”), pursuant to the Agreement and Plan of Merger to be entered into by and between PATD and HBMD (the “Agreement”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), each share of common stock, par value $0.01 per share, of PATD (“PATD Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Objecting PBI Shares (as defined in the Agreement) and shares of PATD Common Stock that are owned, directly or indirectly, by HBMD or any HBMD subsidiary (excluding shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties or held for debts previously contracted)) will be converted into the right to receive, at the election of the holder thereof (subject to proration and reallocation as set forth in the Agreement, as to which we express no opinion), either: (i) $5.09 in cash (the “Cash Consideration”) or (ii) a fraction (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of HBMD (the “HBMD Common Stock”) equal to the quotient (rounded down to the nearest ten-thousandth decimal place) of (A) $5.09 divided by (B) the Average Price (as defined in the Agreement) (the “Stock Consideration”); provided that, subject to HBMD’s right to adjust, within certain limitations, the allocation of the total number of shares of PATD Common Stock to be converted into the Cash Consideration and the total number of shares of PATD Common Stock to be converted into the Stock Consideration as set forth in the Agreement (as to which adjustment we express no opinion), the Agreement provides that, in the aggregate, 20% of the total number of shares of PATD Common Stock will be converted into the right to receive the Cash Consideration and 80% of the total number of shares of PATD Common Stock will be converted into the right to receive the Stock Consideration; and provided further that the Stock Consideration is subject to an Exchange Ratio collar as set forth in the Agreement (as to which collar we express no opinion). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

In addition, as more fully described in the Agreement, (a) HBMD intends to retire all issued and outstanding shares of PATD TARP Preferred Stock in connection with the Transaction (the “HBMD Preferred Stock Retirement”), (b) prior to execution of the Agreement, HBMD will have entered into certain investment agreements to effect a private placement of 2,173,913 shares of HBMD Common Stock for aggregate gross proceeds of $24,999,999.50 in order to, in part, support the Transaction (the “HBMD Equity Issuance”), and (c) if PATD is unable to obtain a waiver of events of default relating to certain Trust Preferred securities of Patapsco Statutory Trust I and certain other conditions are met, HBMD will purchase from PATD, at or prior to June 15, 2015, a sufficient number of shares of Preferred Stock of PATD (“Additional PATD Preferred Stock”) to fund certain interest payment obligations of PATD to Patapsco Statutory Trust I (the “Additional PATD Preferred Stock Issuance”). The Agreement further provides that, immediately following the Transaction, The Patapsco Bank, a wholly-owned subsidiary of PATD, will merge with and into Howard Bank, a wholly-owned subsidiary of HBMD (such transaction, the “Bank Merger”), pursuant to a subsidiary agreement and plan of merger.

Keefe, Bruyette & Woods, a Stifel Company ● 787 Seventh Avenue, New York, NY 10019

212.887.7777 ● Toll Free: 800.966.1559 ● www.kbw.com

C-1

The Board of Directors – Patapsco Bancorp, Inc.

March 2, 2015

KBW has acted as financial advisor to PATD and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer, KBW may from time to time purchase securities from, and sell securities to, PATD and HBMD. In addition, further to an existing sales and trading relationship between PATD and a KBW affiliated broker-dealer, such affiliate from time to time purchases securities from, and sells securities to, PATD. As a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of PATD and HBMD for KBW’s own account and for the accounts of its customers. We have acted exclusively for the board of directors of PATD (the “Board”) in rendering this opinion and will receive a fee from PATD for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, PATD has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to PATD. In the past two years, KBW has not provided investment banking and financial advisory services to HBMD. We may in the future provide investment banking and financial advisory services to PATD or HBMD and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of PATD and HBMD and the Transaction, including among other things, the following: (i) a draft of the Agreement as of February 27, 2015 (the most recent draft made available to us); (ii) certain regulatory filings of PATD and HBMD, including the quarterly call reports filed with respect to each quarter during the three years ended December 31, 2014 for PATD and HBMD; (iii) the audited financial statements for the three fiscal years ended June 30, 2014 of PATD; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of HBMD; (v) the quarterly unaudited financial statements for the fiscal quarters ended September 30, 2014 and December 31, 2014 of PATD (provided to us by representatives of PATD); (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of HBMD; (vii) the unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2014 of HBMD (contained in the Current Report on Form 8-K filed by HBMD with the Securities and Exchange Commission on January 20, 2015); (viii) certain other interim reports and other communications of PATD and HBMD to their respective shareholders; and (ix) other financial information concerning the businesses and operations of PATD and HBMD furnished to us by PATD and HBMD or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of PATD and HBMD; (ii) the assets and liabilities of PATD and HBMD; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for PATD and HBMD with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of PATD that were prepared by, and provided to us and discussed with us by, PATD management and that were used and relied upon by us at the direction of such management with the consent of the Board; (vi) financial and operating forecasts and projections of HBMD and estimates regarding certain pro forma financial effects of the Transaction on HBMD (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the Transaction), that were prepared by, and provided to us and discussed with us by, HBMD management and that were used and relied upon by us based on such discussions with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of PATD and HBMD regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by PATD, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with PATD.

C-2

The Board of Directors – Patapsco Bancorp, Inc.

March 2, 2015

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the respective managements of PATD and HBMD as to the reasonableness and achievability of the financial and operating forecasts and projections of PATD and HBMD (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by such managements and we have assumed, with the consent of PATD, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We have further relied upon HBMD management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on HBMD (and the assumptions and bases therefor, including without limitation, cost savings, related expenses and operating synergies expected to result from the Transaction) that were prepared and provided to us by, and discussed with us by, such management and we have assumed, with the consent of PATD, that all such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the forecasts, projections and estimates of PATD and HBMD provided to us were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of PATD and HBMD, that such information of PATD and HBMD referred to above, provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either PATD or HBMD since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for PATD and HBMD are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of PATD or HBMD, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of PATD or HBMD under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

C-3

The Board of Directors – Patapsco Bancorp, Inc.

March 2, 2015

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transaction (including the Bank Merger, the HBMD Equity Issuance, the HBMD Preferred Stock Retirement and, if necessary, the Additional PATD Preferred Stock Issuance) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed) and any related documents and instruments referred to in the Agreement, and as further described to us by representatives of PATD and/or HBMD in the case of the related transactions, with no additional payments or adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction and that all conditions to the completion of the Transaction and any related transaction will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of PATD, HBMD, the combined entity, or the contemplated benefits of the Transaction, including the cost savings, related expenses and operating synergies expected to result from the Transaction. We have assumed, in all respects material to our analyses, that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that PATD has relied upon the advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to PATD, HBMD, the Transaction, any related transaction (including the Bank Merger, the HBMD Equity Issuance, the HBMD Preferred Stock Redemption and the Additional PATD Preferred Stock Issuance), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to be received by the holders of PATD Common Stock in the Transaction to such holders. We express no view or opinion as to any other terms or aspects of the Transaction or any related transaction (including the Bank Merger, the HBMD Equity Issuance, the HBMD Preferred Stock Retirement and the Additional PATD Preferred Stock Issuance), including without limitation, the form or structure of the Transaction (including the form of Merger Consideration or the allocation of the Merger Consideration between stock and cash) or any related transaction, any consequences of the Transaction or any related transaction to PATD, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of PATD to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by PATD or the Board, (iii) the fairness of the amount or nature of any compensation to any of PATD’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of PATD Common Stock, (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of PATD (other than the holders of PATD Common Stock (solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities)) or holders of any class of securities of HBMD or any other party to any transaction contemplated by the Agreement, (v) whether HBMD has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of PATD Common Stock at the closing of the Transaction, or to fund the HBMD Preferred Stock Redemption, (vi) any adjustment (as provided in the Agreement) in the amount of Merger Consideration (including the allocation thereof among cash and stock) assumed to be paid in the Transaction for purposes of our opinion, (vii) the election by holders of PATD Common Stock to receive the Stock Consideration or the Cash Consideration, or any combination thereof, the actual allocation between the Stock Consideration and the Cash Consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the Agreement), or the relative fairness of the Stock Consideration and the Cash Consideration, (viii) the actual value of HBMD Common Stock to be issued in the Transaction, (ix) the prices, trading range or volume at which PATD Common Stock or HBMD Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which HBMD Common Stock will trade following consummation of the Transaction, (x) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (xi) any legal, regulatory, accounting, tax or similar matters relating to PATD, HBMD, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger, the HBMD Equity Issuance, the HBMD Preferred Stock Retirement or the Additional PATD Preferred Stock Issuance), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

C-4

The Board of Directors – Patapsco Bancorp, Inc.

March 2, 2015

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose and may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of PATD Common Stock or any shareholder of any other entity as to how to vote in connection with the Transaction or any other matter (including, with respect to holders of PATD Common Stock, what election any such shareholder should make with respect to the Stock Consideration or the Cash Consideration), nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or support agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such holder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of PATD Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

C-5

ANNEX D

SECTIONS 3-201 THROUGH 3-213

OF THE MARYLAND GENERAL CORPORATION LAW

MARYLAND CORPORATIONS AND ASSOCIATIONS Code Ann (2014)

§ 3-201. Definitions.

(a) In general. — In this subtitle the following words have the meanings indicated.

(b) Affiliate. — "Affiliate" has the meaning stated in § 3-601 of this title.

(c) Associate. — "Associate" has the meaning stated in § 3-601 of this title.

(d) Beneficial owner. — "Beneficial owner", when used with respect to any voting stock, means a person that:

(1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

(2) Individually or with any of its affiliates or associates, has:

(i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

(ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

(3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) Executive officer. — "Executive officer" means a corporation's president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f) Successor. —

(1) "Successor", except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(2) "Successor", when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) Voting stock. — "Voting stock" has the meaning stated in § 3-601 of this title.

§ 3-202. Right to fair value of stock

(a) General rule. — Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

D-1

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder's stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation;

(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or

(6) The corporation is converted in accordance with § 3-901 of this title.

(b) Basis of fair value. —

(1) Fair value is determined as of the close of business:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) When right to fair value does not apply. — Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

(1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

D-2

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(d) Merger, consolidation, or share exchange. — With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder's stock if:

(1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

(i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

(ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

(iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

(2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1-year period ending on:

(i) The day the stockholders voted on the transaction objected to; or

(ii) With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and

(3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) Beneficial owners. — If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

§ 3-203. Procedure by stockholder

(a) Specific duties. — A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or

D-3

(ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. — A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand

A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights

(a) When rights restored. — The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. — The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

3-207. Notice and offer to stockholders

(a) Duty of successor. —

(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

D-4

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. — The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors

(a) Petition for appraisal. — Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. —

(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate

(a) Submission of certificate. — At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. — If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value

(a) Court to appoint appraisers. — If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers — Filing. — Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Report of appraisers — Contents. — The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Report of appraisers — Service; objection. —

(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

D-5

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers' report

(a) Order of court. — The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. —

(1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers' report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. —

(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

§ 3-212. Surrender of stock

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock

(a) General rule. — A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) Successor in transfer of assets. — After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. — Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

D-6

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 2-418 of the Maryland General Corporation Law establishes provisions that a corporation may (and, unless otherwise provided in the corporation’s charter, if the party to be indemnified is successful on the merits or otherwise, must) indemnify any director or officer made party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of service in the capacity of a director or officer, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such proceeding, unless it is proved that (a) the act or omission for which the director or officer seeks indemnification was material to the matter giving rise to the action, suit or proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. If the proceeding is a derivative suit in favor of the corporation, indemnification may not be made in any proceeding in which the director or officer is adjudged to be liable to the corporation. The statute also provides for indemnification of directors and officers by court order.

Article 15 of the Articles of Incorporation, and Article VII of the Bylaws, of Howard Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLES OF INCORPORATION: FIFTEENTH: The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including, without limitation, the advance of expenses to the full extent permitted by law, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve, and amend from time to time such by-laws, resolutions, or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

BYLAWS: ARTICLE VII. INDEMNIFICATION

As used in this Article VII, any word or words that are defined in Section 2-418 of the Maryland General Corporation Law, as amended from time to time (the “Indemnification Section”), shall have the same meaning as provided in the Indemnification Section.

The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

With respect to an employee or agent, other than a director or officer of the Corporation, the Corporation may, as determined by the Board of Directors of the Corporation, indemnify and advance expenses to such employee or agent in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

The indemnification and advancement of expenses provided by this Article VII or provided in the Corporation’s Charter shall not be deemed exclusive of any other right, in respect of indemnification or otherwise, to which those seeking such indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or disinterested Directors or otherwise.

II-1

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or while a director, officer, employee or agent of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify such person under Maryland law.

Item 21. Exhibits

(a) Exhibits. The following exhibits are filed or furnished herewith or incorporated by reference:

Exhibit No.	Description	Incorporated by Reference to or Filing Status:

2.1	Agreement and Plan of Merger, dated as of March 2, 2015, by and between Howard Bancorp, Inc. and Patapsco Bancorp, Inc. (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Howard undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the Securities and Exchange Commission.)	Exhibit 2.1 of the Company's Form 8-K filed on March 3, 2015

2.2	Purchase and Assumption Agreement, dated as of October 17, 2014, by and among the Federal Deposit Insurance Corporation, Receiver of NBRS Financial Bank, the Federal Deposit Insurance Corporation and Howard Bank	Exhibit 2.1 of the Company's Form 8-K filed on October 23, 2014

3.1	Articles of Incorporation of Howard Bancorp, Inc.	Exhibit 3.1 of the Company's Form S-1 filed November 28, 2011

3.2	Articles of Amendment to Articles of Incorporation of Howard Bancorp, Inc.	Exhibit 3.2 of the Company's Form S-1 filed November 28, 2011

3.3	Amended and Restated Articles Supplementary of Senior Non-Cumulative Perpetual Preferred Stock, Series AA	Exhibit 3.3 of the Company's Form S-1 filed November 28, 2011

3.4	Amended and Restated Bylaws of Howard Bancorp, Inc.	Exhibit 3.1 of the Company's Form 8-K filed March 4, 2015

4.1	Form of Common Stock Certificate of Howard Bancorp, Inc.	Exhibit 4.1 of the Company's Form S-1 filed November 28, 2011

4.2	Form of Certificate for the Series AA Preferred Stock	Exhibit 4.2 of the Company's Form S-1 filed November 28, 2011

II-2

Exhibit No.	Description	Incorporated by Reference to or Filing Status:

5.1	Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, as to the legality of the Common Stock	To be filed by amendment

8.1	Opinion of Kilpatrick Townsend & Stockton LLP regarding certain U.S. tax consequences of the merger	Filed herewith

10.1*	Amended and Restated Employment Agreement between Howard Bank and Mary Ann Scully dated December 18, 2008	Exhibit 10.1 of the Company's Form S-1 filed November 28, 2011

10.2*	Amended and Restated Employment Agreement between Howard Bank and Paul G. Brown dated December 18, 2008	Exhibit 10.2 of the Company's Form S-1 filed November 28, 2011

10.3*	Amended and Restated Employment Agreement between Howard Bank and George C. Coffman dated December 18, 2008	Exhibit 10.3 of the Company's Form S-1 filed November 28, 2011

10.4*	Amended and Restated Employment Agreement between Howard Bank and Charles E. Schwabe dated December 18, 2008	Exhibit 10.4 of the Company's Form S-1 filed November 28, 2011

10.5*	Howard 2004 Stock Incentive Plan	Exhibit 4.2 of the Company’s Form S-8 filed April 4, 2013

10.6*	Form of Nonstatutory Stock Option Certificate and Grant Agreement under the 2004 Stock Incentive Plan	Exhibit 10.6 of the Company's Form S-1 filed November 28, 2011

10.7*	Howard 2004 Incentive Stock Option Plan	Exhibit 4.5 of the Company’s Form S-8 filed April 4, 2013

10.8*	Form of Incentive Stock Option Certificate and Grant Agreement under the 2004 Incentive Stock Option Plan	Exhibit 10.8 of the Company's Form S-1 filed November 28, 2011

10.9	Securities Purchase Agreement dated September 22, 2011 between the Secretary of the Treasury and Howard Bancorp, Inc. pursuant to Howard’s participation in SBLF	Exhibit 10.9 of the Company's Form S-1 filed November 28, 2011

10.10	Letter Purchase Agreement dated September 22, 2011 between the Secretary of the Treasury and Howard Bancorp, Inc. with respect to Howard’s repurchase of outstanding Series A and Series B Stock issued pursuant to TARP	Exhibit 10.10 of the Company's Form S-1 filed November 28, 2011

10.11*	Employment Agreement between Howard Bank and Dennis E. Finnegan Dated December 16, 2014	Exhibit 10.11 of the Company’s Form 10-K filed March 30, 2015

10.12	Form of Investment Agreement, dated as of March 2, 2015, between Howard Bancorp, Inc. and certain investors	Exhibit 10.1 of the Company's Form 8-K filed on March 3, 2015

II-3

Exhibit No.	Description	Incorporated by Reference to or Filing Status:

10.20*	Howard Bancorp, Inc. 2013 Equity Incentive Plan	Exhibit 10.20 to the Company’s Form 10-K filed March 27, 2014

10.21*	Employment Agreement between Howard Bank and Robert A. Altieri dated April 30, 2013	Exhibit 10.21 to the Company’s Form 10-Q filed August 14, 2013

10.22*	Form of Restricted Stock Grant Agreement under Howard Bancorp, Inc. 2013 Equity Incentive Plan	Exhibit 4.3 of the Company’s Form S-8 filed October 28, 2013

10.23*	Form of Nonstatutory Stock Option Grant Agreement under the 2013 Equity Incentive Plan	Exhibit 4.4 of the Company’s Form S-8 filed October 28, 2013

10.24*	Form of Incentive Stock Option Grant Agreement under the 2013 Equity Incentive Plan	Exhibit 4.5 of the Company’s Form S-8 filed October 28, 2013

10.25*	Form of Restricted Stock Grant Agreement under the 2004 Stock Incentive Plan	Exhibit 4.3 of the Company’s Form S-8 filed April 4, 2013

10.26	Branch Purchase and Assumption Agreement between NBRS Financial Bank and Howard Bank dated April 24, 2014	Exhibit 10.26 of the Company’s Form 8-K filed on April 29, 2014

10.27*	Supplemental Executive Retirement Plan of Howard Bank, effective December 1, 2014	Exhibit 10.27 of the Company’s Form 8-K filed January 6, 2015

21	Subsidiaries of the Registrant	Exhibit 21 of the Company's Form S-1/A filed February 13, 2012

23.1	Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation	To be filed by amendment

23.2	Consent of Stegman & Company	Filed herewith

23.3	Consent of TGM Group, LLC	Filed herewith

23.4	Consent of Kilpatrick Townsend & Stockton LLP	Contained in the opinion included as Exhibit 8.1

24.1	Power of Attorney	Included on signature page

99.1	Consent of Griffin Financial Group, LLC	Filed herewith

99.2	Consent of Keefe, Bruyette & Woods, Inc.	Filed herewith

II-4

Exhibit No.	Description	Incorporated by Reference to or Filing Status:

99.3	Form of Howard Bancorp, Inc. Proxy Card	Filed herewith

99.4	Form of Patapsco Bancorp, Inc. Proxy Card	Filed herewith

101	Interactive Data Files pursuant to Rule 405 of Regulation S-T	Filed herewith

* Management compensatory plan, contract or arrangement

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

Not applicable.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-5

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.	The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

6.	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

II-6

(c)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-7

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ellicott City, State of Maryland, on May 5, 2015.

HOWARD BANCORP, INC.

By:	/s/ Mary Ann Scully
Mary Ann Scully,
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mary Ann Scully as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Capacities	Date

/s/ Mary Ann Scully	President, Chief Executive	May 5, 2015
Mary Ann Scully	Officer, Chairman
(Principal Executive Officer)

/s/ George C. Coffman	Chief Financial Officer	May 5, 2015
George C. Coffman	(Principal Accounting and
Financial Officer)

/s/ Richard G. Arnold	Director	May 5, 2015
Richard G. Arnold

/s/ Nasser Basir	Director	May 5, 2015
Nasser Basir

/s/ Andrew E. Clark	Director	May 5, 2015
Andrew E. Clark

/s/ Robert J. Hartson	Director	May 5, 2015
Robert J. Hartson

/s/ John J. Keenan	Director	May 5, 2015
John J. Keenan

/s/ Paul I. Latta, Jr.	Director	May 5, 2015
Paul I. Latta, Jr.

/s/ Barbara K. Lawson	Director	May 5, 2015
Barbara K. Lawson

/s/ Kenneth C. Lundeen	Director	May 5, 2015
Kenneth C. Lundeen

/s/ Karen D. McGraw	Director	May 5, 2015
Karen D. McGraw

/s/ Richard J. Morgan	Director	May 5, 2015
Richard J. Morgan

/s/ Richard H. Pettingill	Director	May 5, 2015
Richard H. Pettingill

/s/ Donna Hill Staton	Director	May 5, 2015
Donna Hill Staton

/s/ Robert W. Smith, Jr.	Director	May 5, 2015
Robert W. Smith, Jr.

II-8